Form 20-F
PropertyGuru Group Ltd
filed 2022-03-23
CIK 1873331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 17, 2022

Commission File Number: 001-41330

PropertyGuru Group Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Hari Vembakkam Krishnan

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

+65 6238 5971

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.0001 per share	PGRU	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

As of March 17, 2022, the registrant has 161,210,560 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17    ☐  Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On March 17, 2022 (the “Closing Date”), PropertyGuru Group Limited, a Cayman Islands exempted company limited by shares (“PubCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 23, 2021 (the “Business Combination Agreement”), by and among PubCo, Bridgetown 2 Holdings Limited, a Cayman Islands exempted company limited by shares (“Bridgetown 2”), B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“Amalgamation Sub”) and PropertyGuru Pte. Ltd., a Singapore private company limited by shares (“PropertyGuru”).

The Business Combination Agreement provided for, among other things, the following transactions: (i) Bridgetown 2 would merge with and into PubCo (the “Merger”), with PubCo being the surviving entity; and (ii) following the Merger, Amalgamation Sub and PropertyGuru would amalgamate and continue as one company, with PropertyGuru being the surviving entity and becoming a wholly-owned subsidiary of PubCo (the “Amalgamation”). The Merger, the Amalgamation and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination was consummated on March 17, 2022. The transaction was unanimously approved by Bridgetown 2’s Board of Directors and was approved at the extraordinary general meeting of Bridgetown 2’s shareholders held on March 15, 2022, or the “Extraordinary General Meeting”. BT2’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) each issued and outstanding PropertyGuru ordinary share was automatically cancelled and converted into such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement; (ii) each outstanding PropertyGuru restricted stock unit award was assumed by PubCo and converted into the right to receive restricted stock units based on such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement; (iii) each outstanding PropertyGuru option was assumed by PubCo and converted into an option in respect of such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement; (iv) each Company Warrant (as defined in the Business Combination Agreement) was assumed by PubCo and converted into a PubCo warrant to purchase such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement and pursuant to the Company Warrant Assumption Agreement (as defined in the Business Combination Agreement); (v) each issued and outstanding share of Amalgamation Sub was automatically converted into one Surviving Company Ordinary Share (as defined in the Business Combination Agreement) and accordingly, PubCo shall be the holder of all Surviving Company Ordinary Shares; (vi) each issued and outstanding Bridgetown 2 Class A ordinary share and Class B ordinary share was cancelled and ceased to exist in exchange for one PubCo ordinary share; and (vii) each issued and outstanding Bridgetown 2 private placement warrant was assumed by PubCo and converted into a warrant to purchase one PubCo ordinary share.

As a result of the Business Combination, PropertyGuru has become a wholly-owned subsidiary of PubCo. On March 18, 2022, PubCo ordinary shares commenced trading on the New York Stock Exchange, or “NYSE”, under the symbol “PGRU”.

Concurrently with the execution of the Business Combination Agreement, PubCo and Bridgetown 2 entered into (i) subscription agreements (the “Subscription Agreements”) with certain investors and (ii) a subscription agreement (the “REA Subscription Agreement”) with REA Asia Holding Co. Pty Ltd, an affiliate of REA Group Ltd. (which exercised an existing option to make an equity investment in PropertyGuru). Pursuant to the Subscription Agreements and the REA Subscription Agreement, the investors agreed to subscribe for and purchase, and PubCo agreed to issue and sell to such investors, an aggregate of 13,193,068 PubCo ordinary shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $131,930,680 (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Business Combination.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “PubCo” refer to PropertyGuru Group Limited, a Cayman Islands exempted company limited by shares, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding Bridgetown 2’s, PubCo’s and PropertyGuru’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which PropertyGuru operates as well as any information concerning possible or assumed future results of operations of PubCo after the consummation of the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting PropertyGuru and PubCo.

The forward-looking statements contained in this Report are based on PropertyGuru’s and PubCo’s current expectations and beliefs concerning future developments. There can be no assurance that future developments affecting PubCo and/or PropertyGuru will be those that PropertyGuru or PubCo has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either PubCo’s or PropertyGuru’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. PropertyGuru and PubCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Report, including among other things:

•

Developments related to the COVID-19 pandemic, including, among others, with respect to stay-at-home orders, social distancing measures, the success of vaccine rollouts, numbers of COVID-19 cases and the occurrence of new COVID-19 strains that might evade existing control measures and lead to the worsening or extension of adverse economic or movement control measures;

•	PropertyGuru’s ability to grow market share in its existing markets or any new markets it may enter;

•	PropertyGuru’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

•

PropertyGuru’s ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•

Increased competition in the residential real estate industry in Singapore, Vietnam, Malaysia, Thailand and Indonesia (its “Priority Markets”), the actions of PropertyGuru’s competitors in each of its markets and consequent impact on profitability;

•	Declines in residential real estate transaction volumes in PropertyGuru’s Priority Markets;

•	Changes in PropertyGuru’s fee structure or rates;

•	The failure to realize anticipated efficiencies through PropertyGuru’s technology and business model;

•	Costs associated with enhancements of PropertyGuru’s products;

•	PropertyGuru’s ability to continue to adjust its offerings to meet market demand, attract users to the PropertyGuru platform and grow its ecosystem;

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which PropertyGuru operates;

•	Political instability in the jurisdictions in which PropertyGuru operates;

•	The overall economic environment, the property market and general market and economic conditions in the jurisdictions in which PropertyGuru operates;

•	Anticipated technology trends and developments and PropertyGuru’s ability to address those trends and developments with its products and offerings;

•

The ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect confidential information or platform users’ personally identifiable information;

•	The safety, affordability, convenience and breadth of the PropertyGuru platform and offerings;

•

Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect PropertyGuru’s business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where PropertyGuru operates;

•	PubCo’s ability to maintain the listing of its securities on the NYSE following the Business Combination; and

•

other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of PubCo’s Registration Statement on Form F-4, as amended (File No. 333-261517) (the “Form F-4”), which section is incorporated herein by reference.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of PubCo’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation, except as required by law, to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by PubCo or persons acting on its behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the completion of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of PubCo is #12-01/04 Paya Lebar Quarter, 1 Paya Lebar Link, Singapore 408533.

B. Advisers

Latham & Watkins LLP acted as counsel for PropertyGuru, and will act as counsel to PubCo upon and following the consummation of the Business Combination.

Walkers (Singapore) Limited Liability Partnership acted as Cayman Islands counsel for PropertyGuru, and will act as Cayman Islands counsel to PubCo upon and following the consummation of the Business Combination.

C. Auditors

PricewaterhouseCoopers LLP acted as PropertyGuru’s independent registered public accounting firm as of December 31, 2020, December 31, 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019 and will be PubCo’s independent registered public accounting firm after the consummation of the Business Combination.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited combined basis as of June 30, 2021, after giving effect to the Business Combination.

As of June 30, 2021	(S$ in thousands)
Cash and cash equivalents	364,354

Equity:
Share capital	1,074,056
Share reserve	11,808
Capital reserve	785
Warrants	5,742
Translation reserve	(654)
Accumulated losses/ Retained earnings	(425,268)

Total equity	666,469

Debt:
Borrowings	16,286

Total debt	16,286

Total capitalization	682,755

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of PubCo are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

PropertyGuru Group Limited, or “PubCo”, is an exempted company limited by shares incorporated under the laws of Cayman Islands on July 14, 2021. PubCo was formed for the sole purpose of entering into and consummating the Business Combination. The principal executive office of PubCo is Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533 and the telephone number of PubCo is +65 6238 5971.

See “Explanatory Note” in this Report for additional information regarding PubCo and the Business Combination. Certain additional information about PubCo is included in the Proxy Statement/Prospectus under the section titled “Information Related to PubCo” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal,” which is incorporated herein by reference.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of PubCo’s ordinary shares. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

The website address of PubCo is www.propertygurugroup.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, PubCo did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Business Combination, PubCo became the direct parent of, and conducts its business through, PropertyGuru, a property technology company in Southeast Asia.

Information regarding PropertyGuru’s business is included in the Proxy Statement/Prospectus under the sections titled “PropertyGuru’s Business” and “PropertyGuru Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, PropertyGuru became a direct, wholly-owned subsidiary of PubCo. The organizational chart of PropertyGuru is included on page 229 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of PropertyGuru is included in the Proxy Statement/Prospectus under the section titled “PropertyGuru’s Business—Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of PubCo is conducted through PropertyGuru, its direct, wholly-owned subsidiary.

The discussion and analysis of the financial condition and results of operations of PropertyGuru is included in the Proxy Statement/Prospectus under the section titled “PropertyGuru Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of PubCo, including a summary of the equity incentive plans to be administered by the PubCo board, is included in the Proxy Statement/Prospectus under the sections titled “Management of PubCo Following the Business Combination—Compensation of Directors and Executive Officers” and Management of PubCo Following the Business Combination—Equity Incentive Plans” and are incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of PubCo is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of PubCo is conducted through PropertyGuru, its direct, wholly-owned subsidiary.

Information regarding the employees of PropertyGuru is included in the Proxy Statement/Prospectus under the section titled “PropertyGuru’s Business—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of PubCo’s ordinary shares by PubCo’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of PubCo’s ordinary shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of PubCo’s ordinary shares beneficially owned is computed on the basis of 161,210,560 ordinary shares issued and outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Financing.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% Shareholders
TPG Investor Entities(2)	48,497,728	30.1%
KKR Investor(3)	47,518,535	28.8%
REA Asia Holding Co. Pty Ltd(4)	28,183,294	17.5%
Directors and Executive Officers
Olivier Lim	295,457	*
Hari V. Krishnan	1,262,687	*
Rachna Bhasin	—	—
Jennifer Macdonald(5)	96,217	*
Stephen Nicholas Melhuish(6)	2,910,138	1.8%
Dominic Picone	—	—
Ashish Shastry	—	—
Melanie Wilson(7)	47,258	*
Owen Wilson	—	—
Joe Dische	378,721	*
Genevieve Godwin	168,427	*
Manav Kamboj	334,289	*
Bjorn Sprengers	425,667	*
Jeremy Williams	405,070	*
All PubCo directors and executive officers as a group (14 individuals)	6,324,431	3.9%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of those listed in the table above is Paya Lebar Quarter 1, Paya Lebar Link, #12-01/04, Singapore 408533.
(2)

Consists of 37,443,401 PubCo ordinary shares directly held by TPG Asia VI SF Pte. Ltd., a company formed under the laws of Singapore, and 11,054,327 PubCo ordinary shares directly held by TPG Asia VI Digs 1 L.P., a Cayman Islands limited partnership (together with TPG Asia VI SF Pte. Ltd., the “TPG Investor Entities”). The sole shareholder of TPG Asia VI SF Pte. Ltd. is TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, whose general partner is TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership (“TPG Asia GenPar VI”), whose general partner is TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, Inc., a Delaware corporation, whose controlling shareholder is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held by TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose managing member is TPG GP A, LLC, a Delaware limited liability company. The general partner of TPG Asia VI Digs 1 L.P. is TPG Asia VI SPV GP, LLC, a Cayman Islands limited liability company, whose sole member is TPG Asia GenPar VI. TPG GP A, LLC is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried may therefore be deemed to beneficially own the securities held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of the TPG Funds, TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(3)

Consists of 43,475,124 PubCo ordinary shares directly held by the KKR Investor and 4,043,411 PubCo ordinary shares issuable upon exercise of PubCo warrants following PubCo’s assumption of the PropertyGuru Warrants. The sole shareholder of the KKR Investor is Epsilon Asia Holdings I Pte. Ltd., which is majority-controlled by KKR Asia III Fund Investments Pte. Ltd. KKR Asian Fund III L.P. (as the sole shareholder of KKR Asia III Fund Investments Pte. Ltd.); KKR Associates Asia III SCSp (as the general partner of KKR Asian Fund III L.P.); KKR Asia III S.à.r.l. (as the general partner of KKR Associates Asia III SCSp); KKR Asia III Holdings Limited (as the sole shareholder of KKR Asia III S.à.r.l.); KKR Group Partnership L.P. (as the sole shareholder of KKR Asia III Holdings Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, Suite 7500, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)

REA Asia Holding Co. Pty Ltd (“REA”) is a wholly-owned subsidiary of REA Group, an Australian public company limited by shares listed on the Australian Stock Exchange (ASX: REA). The registered address of REA is 511 Church Street, Richmond, Victoria, 3121, Australia.

(5)

Consists of 96,717 PubCo ordinary shares held by Hethersett Holdings Pty. Ltd. as trustee for the Selkirk Park Family Trust, a trust that was established for the benefit of Ms. Macdonald. The registered address of Hethersett Holdings Pty. Ltd. is 2A Brandling Lane, Alexandria, NSW2015, Australia.

(6)

Includes 187,730 PubCo ordinary shares held as trustee for The Jaemily Trust, with respect to which Mr. Melhuish may be deemed to beneficially own. Mr. Melhuish disclaims beneficial ownership of the PubCo ordinary shares held as trustee for The Jaemily Trust.

(7)	Ms. Wilson has shared voting and investment power with Mr. Paul Wilson with respect to 22,709 PubCo ordinary shares beneficially owned by Ms. Wilson.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Following and as a result of the Business Combination, the business of PubCo is conducted through PropertyGuru, its direct, wholly-owned subsidiary. Information regarding legal proceedings involving PropertyGuru is included in the Proxy Statement/Prospectus under the section titled “PropertyGuru’s Business—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Following and as a result of the Business Combination, the business of PubCo is conducted through PropertyGuru, its direct, wholly-owned subsidiary. Information regarding PubCo’s dividend policy is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities—Dividends” and is incorporated herein by reference.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

NYSE Listing of PubCo ordinary shares

PubCo’s ordinary shares are listed on NYSE under the symbol PGRU. Holders of PubCo ordinary shares should obtain current market quotations for their securities. There can be no assurance that the PubCo ordinary shares will remain listed on NYSE. If PubCo fails to comply with the NYSE listing requirements, the PubCo ordinary shares could be delisted from NYSE. A delisting of the PubCo ordinary shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the PubCo ordinary shares and PubCo warrants held by Bridgetown 2 LLC (the “Sponsor”) and certain shareholders and executives of PropertyGuru, including its principal shareholders and key executives, is included in the Proxy Statement/Prospectus under the section titled “Shares Eligible for Future Sale—Lock-Up Agreements” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

PubCo’s ordinary shares are listed on NYSE under the symbol PGRU. There can be no assurance that the PubCo ordinary shares will remain listed on NYSE. If PubCo fails to comply with the NYSE listing requirements, the PubCo ordinary shares could be delisted from NYSE. A delisting of the PubCo ordinary shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 500,000,000 PubCo ordinary shares of $0.0001 par value each.

As of March 17, 2022, subsequent to the closing of the Business Combination, there were 161,210,560 PubCo ordinary shares outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of PubCo is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Proposal—The Business Combination Agreement”, “The Business Combination Proposal—Related Agreements” and “Certain Relationships and Related Person Transactions” which are incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by PubCo, or that may affect the remittance of dividends, interest, or other payments by PubCo to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in PubCo’s articles of association on the right of non-residents to hold or vote shares.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of PubCo ordinary shares and warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations—United States Federal Income Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

The financial statements for Bridgetown 2 Holdings Limited as of December 31, 2020 and for the period from June 24, 2020 (inception) through December 31, 2020, have been incorporated by reference herein in reliance upon the report of Withum, Smith + Brown, PC, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as an expert in accounting and auditing.

The financial statements of PropertyGuru Pte. Ltd. as of December 31, 2020, December 31, 2019 and January 1, 2019, and for the years ended December 31, 2020 and 2019, incorporated in this Shell Company Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-261517) of PropertyGuru Group Limited filed on January 24, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Panama Group (as defined in the Form F-4) at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report from Ernst & Young PLT, independent auditors, incorporated by reference herein, given on their authority as experts in accounting and auditing.

H. Documents on Display

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of PubCo ordinary shares. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

PubCo’s ordinary shares and warrants are quoted on The New York Stock Exchange. Information about PubCo is also available on our website at www.propertygurugroup.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Following and as a result of the Business Combination, the business of PubCo is conducted through PropertyGuru, its direct, wholly-owned subsidiary. Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “PropertyGuru Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to PubCo’s warrants is set forth in the Proxy Statement/Prospectus under the section titled “Description of PubCo’s Securities—Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

PropertyGuru’s audited consolidated financial statements as of December 31, 2020, December 31, 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019 and unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are incorporated by reference to pages F-2–F-93 in the Form F-4.

Bridgetown 2’s audited financial statements as of December 31, 2020 and for the period from June 24, 2020 (inception) through December 31, 2020 and unaudited financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 are incorporated by reference to pages F-94–F-129 in the Form F-4.

The Panama Group (as defined in the Form F-4)’s audited combined financial statements for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019 and unaudited combined financial statements for the six months ended June 30, 2021 and 2020 and as of June 30, 2021 are incorporated by reference to pages F-130–F-186 in the Form F-4.

The unaudited pro forma condensed combined financial statements of PubCo are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of PubCo.

2.1	Specimen ordinary share certificate of PubCo (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

2.2	Specimen PropertyGuru warrant certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

2.3	Specimen PropertyGuru warrant certificate in respect of Bridgetown 2 Warrants assumed by PubCo and converted into a warrant of PubCo (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

2.4	Warrant Agreement, dated January 25, 2021, by and between Bridgetown 2 and Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

Exhibit Number	Description

2.5	Amended and Restated Assignment, Assumption and Amendment Agreement, dated as of December 1, 2021, by and among Bridgetown 2, PubCo, Sponsor and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

2.6	Novation, Assumption and Amendment Agreement, dated as of July 23, 2021, by and among PropertyGuru Group Limited, PropertyGuru Pte. Ltd. and Epsilon Asia Holdings II Pte. Ltd (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

3.1*	PubCo Shareholders’ Agreement

4.1	Business Combination Agreement, dated as of July 23, 2021, by and among Bridgetown 2, PubCo, Amalgamation Sub and PropertyGuru (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.2	REA Subscription Agreement, dated as of July 23, 2021, by and among Bridgetown 2, PubCo and REA Asia Holding Co. Pty Ltd. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.3	Company Holders’ Support and Lock-Up Agreement, dated as of July 23, 2021, by and among Bridgetown 2, PubCo, PropertyGuru and the other parties named therein (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.4	Sponsor Support and Lock-Up Agreement and Deed, dated as of July 23, 2021, by and among Bridgetown 2, PubCo and PropertyGuru (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.5	Registration Rights Agreement, dated as of July 23, 2021, by and among Bridgetown 2, Sponsor, PubCo and the undersigned parties listed as “Holders” thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.6	PubCo Employee Stock Option Plan 2016 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.7	PubCo Employee Stock Option Plan 2018 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.8	PubCo Non-Executive Directors Share Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.9	PubCo Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.10	PubCo Restricted Stock Units Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

4.11	Form of Indemnification Agreement between PubCo and each executive officer of PubCo (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

8.1	List of subsidiaries of PubCo (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

9.1	Registrant’s Representation under Item 8.A.4 (incorporated by reference to Exhibit 99.13 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).

Exhibit Number	Description

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of PubCo.

15.2*	Consent of PricewaterhouseCoopers LLP.

15.3*	Consent of WithumSmith+Brown, PC.

15.4*	Consent of Ernst & Young PLT.

(*)	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

PROPERTYGURU GROUP LIMITED

Date: March 23, 2022	By:	/s/ Hari Vembakkam Krishnan
	Name:	Hari Vembakkam Krishnan
	Title:	Chief Executive Officer and Managing Director