Form 20-F
period 2021-12-31
PropertyGuru Group Ltd
filed 2022-05-02
CIK 1873331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
001
-41330

PropertyGuru Group Limited
(Exact name of registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

PropertyGuru Group Limited
Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533
(Address of principal executive offices)
Hari Vembakkam Krishnan
Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533
+65 6238 5971
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	PGRU	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report:
As of March 17, 2022, the registrant had 161,210,560 ordinary shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

i

ABOUT THIS ANNUAL REPORT
Except where the context otherwise requires or where otherwise indicated in this Annual Report, all references in this subsection to the “
Company
,” “
we
,” “
us
” or “
our
” refer to the business of PropertyGuru Group Limited and its subsidiaries, which prior to the Business Combination was the business of PropertyGuru Pte. Ltd. and its subsidiaries.
PRESENTATION OF FINANCIAL INFORMATION
Our financial statements included in this annual report are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our financial statements are presented in Singapore dollars. Our fiscal year ends on December 31 of each year.
PropertyGuru refers in various places in this Annual Report to non-IFRS
financial measures, Adjusted EBITDA and Adjusted EBITDA Margin which are more fully explained in “
Item 5. Operating and Financial Review and
Prospects—Non-IFRS
Financial Measures and Key Performance Metrics
.” The presentation of
non-IFRS
information is not meant to be considered in isolation or as a substitute for PropertyGuru’s audited consolidated financial results prepared in accordance with IFRS.
FREQUENTLY USED TERMS
Key Business Terms
Unless otherwise stated or unless the context otherwise requires in this document:
“
ACRA
” means the Singapore Accounting and Corporate Regulatory Authority;
“
agents
” are real estate agents or individuals that sell, assist with the purchase of, and rent out properties for property seekers, consumers or clients (as applicable) in order to generate sales commissions from sales and property management fees from letting and management activities;
“
AI
” means artificial intelligence;
“
AllProperty Media
” means AllProperty Media Co., Ltd., a subsidiary of PropertyGuru;
“
Amalgamation
” means the amalgamation in accordance with Section 215A of the Companies Act (Chapter 50) of Singapore between Amalgamation Sub and PropertyGuru, with PropertyGuru being the surviving company and a wholly-owned
subsidiary of the Company;
“
Amalgamation Effective Time
” means the effective date of the Amalgamation as may be agreed by Amalgamation Sub, the Company, Bridgetown 2 and PropertyGuru in writing and specified in writing in the Amalgamation Proposal (as defined in the Business Combination Agreement) and as set out in the notice of amalgamation issued by ACRA in respect of the Amalgamation;
“
Amalgamation Sub
” means B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned
subsidiary of the Company;
“
Amended and Restated Assignment, Assumption and Amendment Agreement
” means the amendment and restatement, dated December 1, 2021, by and among Bridgetown 2, the Sponsor, the Company and Continental, to that Assignment, Assumption and Amendment Agreement, which removed Continental as a party to the Assignment, Assumption and Amendment Agreement;
“
Amended Articles
” means the amended and restated memorandum and articles of association of the Company adopted by special resolution dated July 23, 2021 and effective on March 16, 2022;
“
Assignment, Assumption and Amendment Agreement
” means the amendment, dated July 23, 2021, to that certain warrant agreement, dated January 25, 2021, by and among Bridgetown 2, the Company, the Sponsor and Continental pursuant to which, among other things, Bridgetown 2 assigned all of its right, title and interest in the Existing Warrant Agreement to the Company effective upon the Merger Closing. The Assignment, Assumption and Amendment Agreement was amended and restated on December 1, 2021;

“
Bridgetown 2
” means Bridgetown 2 Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“
Bridgetown 2 Class
 A Ordinary Shares
” means the Class A ordinary shares of Bridgetown 2, having a par value of $0.0001 each;
“
Bridgetown 2 Class
 B Ordinary Shares
” means the Class B ordinary shares of Bridgetown 2, having a par value of $0.0001 each;
“
Bridgetown 2 Shares
” means, collectively, the Bridgetown 2 Class A Ordinary Shares and Bridgetown 2 Class B Ordinary Shares;
“
Business Combination
” means the Merger, the Amalgamation and the other transactions contemplated by the Business Combination Agreement;
“
Business Combination Agreement
” means the business combination agreement, dated July 23, 2021 (as may be amended, supplemented, or otherwise modified from time to time), by and among the Company, Bridgetown 2, Amalgamation Sub and PropertyGuru;
“
Business Combination Transactions
” means, collectively, the Merger, the Amalgamation and each of the other transactions contemplated by the Business Combination Agreement, the Confidentiality Agreement, the PIPE Subscription Agreements, the Sponsor Support Agreement, the PropertyGuru Shareholder Support Agreement, the Registration Rights Agreement, the Amended and Restated Assignment, Assumption and Amendment Agreement, the Novation, Assumption and Amendment Agreement, the Plan of Merger, the Amalgamation Proposal, the Amended Articles and any other related agreements, documents or certificates entered into or delivered pursuant thereto;
“
Cayman Companies Act
” means the Companies Act (As Revised) of the Cayman Islands;
“
Closing
” means the closing of the Amalgamation;
“
Company
” means PropertyGuru Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, PropertyGuru Group Limited and its subsidiaries and consolidated affiliated entities;
“
Continental
” means Continental Stock Transfer & Trust Company;
“
customers
” means the agents, developers, valuers and banks from which PropertyGuru generates revenue through sales of digital classifieds, property development advertising products and services (including software-as-a-service)
and data services;
“
DDProperty Media
” means DDProperty Media Ltd., a subsidiary of PropertyGuru;
“
depth products
” means optional premium features and
add-ons
offered to agents and integrated into PropertyGuru’s platforms such as display rankings or enhanced listings;
“
developers
” are property developers or individuals that develop houses, buildings, and land with the intention of selling them for a profit;
“
Do Thi
” means Do Thi Media Service Company Limited, a subsidiary of PropertyGuru;
“
Exchange Ratio
” means the quotient obtained by
dividing
$361.01890
by
$10.00;
“
Existing Warrant Agreement
” means the warrant agreement, dated January 25, 2021, by and between Bridgetown 2 and Continental;
“
Fintech
” means financial technology;
“
IASB
” means the International Accounting Standards Board;

“
IFRS
” means the International Financial Reporting Standards, as issued by the IASB;
“
iProperty
” means iProperty Group Asia Pte. Ltd.;
“
JOBS Act
” means the Jumpstart Our Business Startups Act of 2012;
“
KKR
” means Kohlberg Kravis Roberts & Co. L.P. and its affiliates;
“
KKR Investor
” means Epsilon Asia Holdings II Pte. Ltd., an affiliate of KKR;
“
Malaysian Ringgit
” and “
MYR
” means Malaysian Ringgit, the legal currency of Malaysia.
“
Merger
” means the merger between Bridgetown 2 and the Company, with the Company being the surviving company;
“
Merger Closing
” means the closing of the Merger;
“
MyProperty Data
” means MyProperty Data Sdn Bhd., a subsidiary of PropertyGuru;
“
Novation, Assumption and Amendment Agreement
” means the novation, assumption and amendment agreement, dated July 23, 2021, to that certain instrument by way of deed poll executed by PropertyGuru on October 12, 2018 (the “
PropertyGuru Warrant Instrument
”), to be effective upon the closing of the Business Combination, pursuant to which, among other things, the Company assumed all of PropertyGuru’s obligations and responsibilities pursuant to or in connection with the PropertyGuru Warrant Instrument;
“
NYSE
” means the New York Stock Exchange;
“
ordinary shares
” means the ordinary shares of the Company, having a par value of $0.0001 each;
“
Panama Group
” means iProperty’s (a subsidiary of REA Group) operating entities in Malaysia and Thailand, consisting of
iProperty.com
Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd., iProperty (Thailand) Co., Ltd., Prakard IPP Co., Ltd. and Kid Ruang Yu Co., Ltd, whose shares were wholly acquired by PropertyGuru on August 3, 2021;
“
PDPA
” means the Personal Data Protection Act 2012 (No. 26 of 2012 of Singapore);
“
PG Vietnam
” means PropertyGuru Viet Nam Joint Stock Company, a subsidiary of PropertyGuru;
“
PGI Thailand
” means PropertyGuru International (Thailand) Co., Ltd., a subsidiary of PropertyGuru;
“
PIPE Investment
” or “
PIPE Financing
” means the commitment by the PIPE Investors to subscribe for and purchase, in the aggregate, 13,193,068 ordinary shares for $10 per share, or an aggregate purchase price equal to $131,930,680, which includes REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru, pursuant to the PIPE Subscription Agreements;
“
PIPE Investors
” means the
third-party
investors who entered into PIPE Subscription Agreements, and Red Square Singapore Limited, pursuant to the joinder agreement dated March 10, 2022, by and among the Company, Bridgetown 2, an individual and Red Square Singapore Limited;
“
PIPE Subscription Agreements
” means the share subscription agreements, dated July 23, 2021, by and among the Company, Bridgetown 2 and the PIPE Investors pursuant to which the PIPE Investors have committed to subscribe for and purchase, in the aggregate, 13,193,068 ordinary shares for $10 per share, or an aggregate purchase price equal to $131,930,680, which includes REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru. For the avoidance of doubt, the PIPE Subscription Agreements include the REA Subscription Agreement;
“
Priority Markets
” means Singapore, Vietnam, Malaysia, Thailand and Indonesia;

“
PropertyGuru
” means PropertyGuru Pte. Ltd., a Singapore private company limited by shares, or as the context requires, PropertyGuru Pte. Ltd. and its subsidiaries and consolidated affiliated entities;
“
PropertyGuru Shares
” means the outstanding ordinary shares of PropertyGuru;
“
PropertyGuru Shareholder Support Agreement
” means the voting support and
lock-up
agreement, dated July 23, 2021, by and among Bridgetown 2, the Company, PropertyGuru and certain of the shareholders of PropertyGuru, pursuant to which (i) certain PropertyGuru shareholders who hold an aggregate of at least 75% of the outstanding PropertyGuru voting shares have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of PropertyGuru called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the Business Combination Transactions; (c) to vote against any proposals that would materially impede the Business Combination Transactions; and (d) not to sell or transfer any of their shares prior to the closing of the Business Combination; (ii) certain shareholders of PropertyGuru have agreed to a lock-up
of the ordinary shares in the Company they have received pursuant to the Amalgamation (subject to certain exceptions) for a period of 180 days following the closing of the Business Combination; and (iii) certain shareholders of PropertyGuru and the Company have agreed to enter into a shareholders agreement governing the rights and obligations of such shareholders with respect to the Company and ordinary shares in the Company which, among other things, include certain non-compete
obligations,
“drag-along”
rights applicable to and as among such shareholders, “rights of first offer” rights and board appointment rights (the “
Shareholders’ Agreement
”);
“
PropertyGuru Warrant Instrument
” has the meaning assigned to such term in the definition of “
Novation, Assumption and Amendment Agreement
”;
“
PropertyGuru Warrants
” means the 112,000 warrants to purchase PropertyGuru Shares issued to KKR Investor in accordance with the PropertyGuru Warrant Instrument;
“
PropTech
” means property technology;
“
REA
” means REA Asia Holding Co. Pty Ltd;
“
REA Group
” means REA Group Ltd;
“
REA Subscription Agreement
” means the subscription agreement, dated July 23, 2021, by and among the Company, Bridgetown 2 and REA Asia Holding Co. Pty Ltd;
“
Registration Rights Agreement
” means the registration rights agreement, dated July 23, 2021, by and among Bridgetown 2, the Company, the Sponsor, the directors of Bridgetown 2 who hold Bridgetown 2 Shares, certain advisors of Bridgetown 2 to whom the Sponsor has transferred Bridgetown 2 Shares, certain shareholders of Bridgetown 2 affiliated with the Sponsor, and certain of the shareholders of PropertyGuru to be effective upon Closing pursuant to which, among other things, the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Sponsor, certain Sponsor affiliated parties and certain shareholders of PropertyGuru party thereto have been granted certain demand and piggyback registration rights;
“
RSU
” means restricted stock units;
“
SEC
” means the U.S. Securities and Exchange Commission;
“
Shareholders’ Agreement
” means the shareholders agreement, dated March 17, 2022, by and among the Company, each of the TPG Investor Entities, the KKR Investor, REA and REA Group Limited;
“
Singapore Dollars
” and “
S$
” means Singapore dollars, the legal currency of Singapore;
“
Sponsor
” means Bridgetown 2 LLC, a limited liability company incorporated under the laws of the Cayman Islands;
“
Sponsor Support Agreement
” means the voting support agreement, dated July 23, 2021, by and among Bridgetown 2, the Sponsor, the Company and PropertyGuru pursuant to which the Sponsor has agreed, among other things and subject to the terms and conditions set forth therein: (i) to vote in favor of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (ii) to appear at the Extraordinary General Meeting for purposes of constituting a quorum, (iii) to vote against any proposals that would materially impede the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (iv) not to redeem any Bridgetown 2 Shares held by the Sponsor, (v) not to amend that certain letter agreement between Bridgetown 2, the Sponsor and certain other parties thereto, dated as of January 25, 2021, (vi) not to transfer any Bridgetown 2 Shares held by the Sponsor, subject to certain exceptions, (vii) to release Bridgetown 2, the Company, PropertyGuru and its subsidiaries from all claims in respect of or relating to the period prior to the Closing, subject to the exceptions set forth therein (with PropertyGuru agreeing to release the Sponsor and Bridgetown 2 on a reciprocal basis) and (viii) to a lock-up
of its ordinary shares in the Company during the period of one year from the Closing, subject to certain exceptions;

v

“
TPG
” means TPG Inc. and its affiliates;
“
TPG Investor Entities
” means TPG Asia VI SF Pte. Ltd. and TPG Asia VI Digs 1 L.P., each an affiliate of TPG;
“
U.S. Dollars
” and “
$
” means United States dollars, the legal currency of the United States; and “
U.S. GAAP
” means United States generally accepted accounting principles.
Key Performance Metrics and
Non-IFRS
Financial Measures
Unless otherwise stated or unless the context otherwise requires in this document:
“
Adjusted EBITDA
” is a
non-IFRS
financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring
event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and legal and professional expenses incurred for our initial public offering through the Business Combination;
“
Adjusted EBITDA Margin
” is a
non-IFRS
financial measure defined as Adjusted EBITDA as a percentage of revenue;
“
ARPA
” is defined as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period;
“
Average revenue per listing
” is defined as revenue for a period divided by the number of listings in such period;
“
Engagement Market Share
” is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the amount of time spent per visit on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the SEC;
“
Number of agents
” in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid
12-month
subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once;
“
Number of listings
” in all Priority Markets except Vietnam is calculated as the average number of monthly listings available in the period. In Vietnam, number of listings is defined as the sum of all listings created in each month over the relevant period;
“
property seekers
” is the number of total visits to PropertyGuru’s websites over a period, based on Google Analytics data; and
“
Renewal rate
” is defined as the number of agents that successfully renew their annual package during a year/period divided by the number of agents whose packages are up for renewal (at the end of their 12 month subscription) during that year/period.

INDUSTRY AND MARKET DATA
This Annual Report includes industry, market and competitive position data that have been derived from publicly available information, industry publications and other third-party sources, including estimated insights from SimilarWeb and Google Analytics, as well as from our own internal data and estimates.
Independent consultant reports, industry publications and other published sources generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “
Item 1. Key Information—D. Risk Factors
.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.
TRADEMARKS
We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “
®
” or “
™
” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be,
“forward-looking
statements.” These
forward-looking
statements can generally be identified by the use of
forward-looking
terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking
statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which we operate as well as any information concerning possible or assumed future results of our operations. Such forward-looking
statements are based on available current market material and our management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking
statements include:

•
Developments related to the
COVID-19
pandemic, including, among others, with respect to
stay-at-home
orders, social distancing measures, the success of vaccine rollouts, numbers of
COVID-19
cases and the occurrence of new
COVID-19
strains that might evade existing control measures and lead to the worsening or extension of adverse economic or movement control measures;

•	Our ability to grow market share in our existing markets or any new markets we may enter;

•	Our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

•	Our ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•
Increased competition in the residential real estate industry in Singapore, Vietnam, Malaysia, Thailand and Indonesia (its “Priority Markets”), the actions of our competitors in each of its markets and consequent impact on profitability;

•	Declines in residential real estate transaction volumes in our Priority Markets;

•	Changes in our fee structure or rates;

•	The failure to realize anticipated efficiencies through our technology and business model;

•	Costs associated with enhancements of our products;

•	Our ability to continue to adjust its offerings to meet market demand, attract users to our platform and grow its ecosystem;

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•	Political instability in the jurisdictions in which we operate;

•	The overall economic environment, the property market and general market and economic conditions in the jurisdictions in which we operate;

•	Anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

•
The ability to protect our information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect confidential information or platform users’ personally identifiable information;

•	The safety, affordability, convenience and breadth of our platform and offerings;

•
Man-made
or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate; and

•	the other matters described in the section titled “ Item 3. Key Information—D. Risk Factors .”
The foregoing list of factors is not exhaustive. The
forward-looking
statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking
statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking
statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “
Item 3. Key Information—D. Risk Factors
.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking
statements. Some of these risks and uncertainties may in the future be amplified by the
COVID-19
pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We will not and do not undertake any obligation to update or revise any forward-looking
statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
You should read this Annual Report and the information incorporated by reference herein with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.
[Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in the other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks, any of which could have an adverse effect on the trading price of our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations.
Risks Related to Our Business and Industry
We have a history of losses, and we may not achieve or maintain profitability in the future.
We have a history of losses, including net losses of S$187.4 million, S$14.4 million and S$38.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. We expect to continue to make investments in developing and expanding our business, including but not limited to in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. We may incur substantial costs and expenses from our growth efforts before we receive any incremental revenues in respect of any acquisitions or investments in growth. We may find that these efforts are more expensive than we originally anticipate, or that these investments do not result in an increase in revenue to offset these expenses, which would further increase our losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including but not limited to:

•	the inability to grow market share in our existing markets or any new markets we may enter;

•	our expansion into new markets or adjacent lines of business, for which we typically incur more significant losses in the early stages following entry;

•	our inability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•	increased competition in the residential real estate industry in our Priority Markets;

•	changes in our fee structure or rates;

•	the failure to realize anticipated efficiencies through our technology and business model;

•	costs associated with enhancements of our products;

•	failure to execute our growth strategies;

•	declines in residential real estate transaction volumes in our Priority Markets;

•	increased marketing costs;

•	challenges in hiring additional personnel to support our overall growth;

•	changes in government policy that directly or indirectly impact the property markets, property agencies, brokers and agents, as well as the policy impact on sentiment in the property market;

•	general economic, political and business conditions affecting the overall strength of our business;

•	natural disasters or other catastrophic events, such as the COVID-19 pandemic;

•
the ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called
Donetsk People’s Republic and the
so-called
Luhansk People’s Republic by the United States and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, and their effect on the global economy and financial markets; and

•	unforeseen expenses, difficulties, complications and delays, and other unknown factors.
If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed. If our existing businesses or any future acquisitions underperform, this may result in impairments to the carrying values of assets on the balance sheet including but not limited to goodwill and intangible assets. These impairments may adversely impact our financial condition and results of operations and the confidence of shareholders, lenders, customers and our employees. Impairments may also be generated due to changes in the assessment methodology of the carrying value of assets or changes to the inputs that form part of these assessments. These changes are not predictable and many of them may be outside of our control. In addition, as a public company, we will also incur significant legal, accounting, insurance, compliance and other expenses that we did not incur as a private company.
COVID-19
has adversely affected our business and may continue to adversely affect our business.
The
COVID-19
pandemic, its broad impact and measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the global economy, employment levels, employee productivity, supply chains, and certain aspects of the residential real estate and financial markets. This, in turn, has had, continues to have and may increasingly have a negative impact on property seekers, our customers, demand for our existing and new products and services, profitability, access to credit and our ability to operate our business.
The implementation of restrictions that prevent properties being shown to buyers (including but not limited to the opening of property showrooms) and awards and other events from being held, will curtail the demand for our products and may reduce revenues in the immediate term. These measures are often implemented unpredictably at short notice and can operate for extended periods. It is inherently difficult to forecast the timing or impact of these events. In Singapore, our agent customers reduced their discretionary spending in 2020 due to the
COVID-19
pandemic, and our agent renewal rate under-performed our budget during the lockdown in Singapore from March 2020 to May 2020. This in turn impacted our revenues. In 2021, spikes in
COVID-19,
including but not limited to due to the Delta and Omicron variants, occurred in all of our Priority Markets in the first three quarters of the year. However, we experienced strong business momentum in the late fourth quarter of 2021, which was the result of market recovery from the impact of
COVID-19
in Singapore, Vietnam and Malaysia. With the emergence and spread of new variants, it is possible that containment measures that helped to manage outbreaks in some markets may prove less effective in the future. Combined with slow vaccine roll-outs in some Priority Markets, this may lead to prolonged implementation or reintroduction of containment measures implemented by governments, which may contribute to a decrease in market confidence and significant reductions in revenue that are difficult to predict or mitigate.
We are unable to predict whether the resurgence in infections and fatalities or emergence of new variants may cause governments to re-impose
some or all prior or new restrictive measures, with their consequential impact on economies and supply chains, nor the pace of reemergence from the
COVID-19
pandemic in the global and regional economy. Any continuing effects of, or prolonged reemergence from, the
COVID-19
pandemic could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the pace at which government-imposed measures are lifted, the impact to our business of changes in home buying, selling, renting, financing and shopping trends due to the pandemic, or whether and to what extent we will have to implement additional operational changes in light of
COVID-19
and any new variants of the virus in the future.
In addition, our ability to fund our liquidity requirements and operate our business depends on our cash flows from operations and potentially our ability to access capital markets and borrow on credit facilities. Our access to and the availability of financing on acceptable terms may be adversely impacted by the pandemic.
As a result of these and other consequences, the
COVID-19
pandemic has and may continue to adversely affect our business, financial condition and results of operations. The extent to which
COVID-19
will impact our operations will depend on future developments, which are highly uncertain, cannot be predicted at this time, may be outside of our control, and include the magnitude, duration and severity of
COVID-19
and any new variants of the virus in the future, the actions by governments taken to contain or mitigate any outbreaks and any associated economic downturn or extended slowdown in the real estate markets and the availability and widespread distribution and use of effective vaccines.
Our business is dependent on our ability to attract new, and retain existing, customers and consumers to our platform in a cost-effective manner.
Currently, we generate revenue primarily through sales of digital classifieds and property development advertising products and services (including software-as-a-service)
to real estate agents and developers, which we refer to as customers. Our ability to attract and retain customers, and ultimately to generate advertising revenue, depends on a number of factors, including but not limited to:

•	increasing the number of consumers who conduct property searches and access property related information research using our platform;

•	competing effectively for advertising dollars with offline advertising channels and other online media companies;

•	continuing to develop our advertising products and services;

•	keeping pace with changes in technology and with our competitors;

•	offering attractive cost effectiveness to our customers for their advertising spending on our digital platform; and

•	the prevailing economic and real estate market trends and the impact of government policies in each market.
Online real estate advertising in our Priority Markets other than Singapore is still in the early stages of offline-to-online
migration compared to developed markets, with print and other offline channels currently the dominant media for property advertising in our Priority Markets. Growth in advertising expenditure may be slower or less than anticipated, which could have a negative impact on our prospects.
We may not succeed in capturing a greater share of our customers’ advertising expenditure if we are unable to convince them of the effectiveness or superiority of our products compared to alternatives, including but not limited to traditional offline advertising media. Property developers, in particular, continue to allocate significant advertising expenditure for the sales of residences in their new property developments to print media, including but not limited to large display advertisements in newspapers, and other media such as billboards. This is significant because property advertising in our Priority Markets predominantly involves these primary transactions (i.e., new developments advertised by property developers or their marketing agents). We also compete for a share of advertisers’ overall marketing budgets with other PropTech companies in our Priority Markets.

If we are unable to attract new customers in a cost-effective manner or if existing customers reduce or end their subscription or advertising spending with us, our business, financial condition and results of operations could be adversely affected.
We do not have long-term contracts with most of our customers, and most of our customers may terminate their contracts on short notice.
Our agent subscription agreements generally have a duration of 12 months and we do not have long-term contracts with most of our other customers. Our customers could choose to modify or discontinue their relationships with us with little or no advance notice. In addition, as existing subscription agreements or other contracts expire, we may not be successful in renewing these subscription agreements or other contracts, securing new customers or increasing or maintaining the amount of revenue we derive from a given subscription agreement or other contract over time for a number of reasons, including, among others, the following:

•	competitive factors;

•	our websites and applications may cease to generate enough leads or sales for our real estate developer or agent customers;

•	adverse real estate market conditions may lead agents to downgrade to lower-cost subscription packages or terminate their subscriptions completely;

•	our levels of service may be insufficient to justify the subscription or advertising fee;

•	we may not maintain adequate technical support levels and ease of use; or

•	the attractiveness and usefulness of the functionality and features of our websites and applications and the products we offer may decline or fail to attract property seekers.
Our decision to launch new product or service offerings and increase the prices of our products and services may not achieve the desired results.
The industry for residential real estate transaction services, technology, information marketplaces and advertising is dynamic, and the expectations and behaviors of customers and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of products, including depth products, that we offer to our customers and, with that, the prices we charge our customers for the services and products we offer. Changes or additions to our products and services may not attract or engage our customers, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our customers may not accept new products and services (which would adversely affect our average revenue per agent (“
ARPA
”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of customers or the loss of some of our customers’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our customers to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our customers or some of our customers’ business as a result of price increases, or if the bargaining power of our customer base increases and the subscription prices and other fees we are able to charge real estate developer or agent customers decline, our business, financial condition and results of operations could be adversely affected.
If our customers do not make valuable contributions to our platform or fail to meet consumers’ expectations, we may experience a decline in the number of consumers accessing our platform and consumer engagement, which could adversely affect our business, financial condition and results of operations.
Our success depends on our ability to attract consumers to our platform, to maintain high levels of consumer engagement and to offer products and services that meet customer demand. We depend on our customers to list properties on our platform that are desirable to consumers and responsive to consumers’ expectations. The inventory of properties available for our customers to list on our platform may be affected by various factors outside of their and our control, such as the general market outlook for economic growth, the overall health of the real estate market and changes to the regulation of the real estate industry. In addition, if our customers stop using our products, services and/or platform, we may not be able to provide consumers with a sufficient range and variety of listings, which could reduce the attractiveness of our platform for consumers and lead to a reduction in consumer traffic. If our customers do not continue to make valuable contributions to our platform, our brand, reputation, traffic on our platform and sales of our products and services could be adversely affected.

Currently, we rely on the sale of listing and advertising services for the majority of our revenue. If we experience a decline in the number of consumers or a decline in consumer engagement, our customers may not view our products and services as attractive for their marketing expenditures and may reduce their spending with us, which may adversely affect our business, financial condition and results of operations.
We may not be able to attract a sufficient level of traffic to our websites and applications.
The attractiveness of our online real estate advertising platform to our real estate developer or agent customers is influenced by our ability to draw consumers (who conduct property searches and access property related information research) to our websites and applications. A decline in the level of consumer traffic to our websites and applications could have a material adverse effect on our ability to generate revenue from the sale of subscriptions and advertising on our websites and mobile applications as well as on our relationships with real estate developer or agent customers.
A number of factors may negatively affect the volume of traffic to our websites and applications, including but not limited to:

•
Changes to the algorithms or terms of service of search engines or a general decline in the effectiveness of our search engine optimization activities and tools that cause our websites either to be ranked lower or be excluded from search results presented on those search engines. Search engines, in particular Google, are a key driver of consumer traffic to our websites and applications, so we depend heavily on strong organic search rankings for our websites. If we are unable to quickly recognize and adapt to adverse changes in our search results, the level of traffic to our websites and applications could be adversely impacted;

•	Service disruptions or outages at search engines and other third-party suppliers that we rely on to drive traffic to our websites and applications;

•
Security breaches or negative publicity that affect consumer confidence in our brand, which may also detract from the level of traffic to our websites and applications, as could a failure of our information technology and communication systems that result in our websites being unavailable for a prolonged period of time;

•
The level at which our sales and marketing processes remain successful in directing property seekers to our platform and attracting engaged property seekers, any decline in which could have an adverse impact on traffic;

•
The quality of traffic that we maintain. It is important for us to attract engaged property seekers who are genuinely looking to purchase or rent property, as opposed to casual browsers or web-surfers.
If we are unable to attract engaged property seekers, agents and property developers may be less likely to purchase our products and services, and the consequential reduction in listings and advertising may further adversely affect the quality and level of traffic to our websites and applications; and

•
Changes to the mobile application marketplaces on which we rely to connect users with our mobile applications, such as Apple’s App Store and Google Play. These marketplaces may change in a way that negatively affects the prominence of, or ease or ability with which users can access, our mobile applications, which could have a material negative effect on our business, financial condition and results of operations. The creation of new, or enforcement of existing, policies on the use of third-party payment systems or commission models by mobile application marketplaces could adversely impact our profitability and financial results.

Any inability to attract a sufficient level of traffic to our websites and applications for the foregoing or other reasons could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive and rapidly changing industry, which could impair our ability to attract users of our products, which could adversely affect our business, results of operations and financial condition.
We face competition to attract consumers to our websites and mobile applications and to attract real estate and property developer customers to purchase our products and services. The markets for online real estate advertising and property technology services in our Priority Markets are highly competitive and rapidly changing. In addition to competing with traditional media sources for a share of advertisers’ overall marketing budgets, our business is subject to the risk of digital and other disruption. Our success depends on our ability to continue to attract additional consumers to our websites and mobile applications. Existing or new competitors could increase their product offerings or develop new products or technology that compete with ours.
For example, Southeast Asia is at a very early stage of the introduction of a digital property agency business model which involves end-to-end
ownership of the property seeker lifecycle. Under this business model, property seekers discover listings on the digital platform and are then introduced to agents employed by the same company which maintains the digital listing. These agents help the seeker buy their home. This business model is still achieving maturity in markets such as the United Kingdom and the United States. Our Priority Markets are seeing the very first early-stage digital agencies testing the viability of this business model. Although at present many of these digital agencies still rely on our online marketplaces to drive traffic and awareness to their leads, there is a risk that these business models may become more popular and supplant our digital marketplaces.
Furthermore, large companies with strong brand awareness in international markets or global search engines and social media sites may decide to enter the real estate market and start advertising property on their existing or new platforms, which could increase competition in our Priority Markets and may have a materially adverse effect on our business. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources or cross-subsidize and lower their advertising rates. If we are unable to continue to grow the number of consumers who use our websites and mobile applications, our business, financial condition and results of operations could be adversely affected.
We compete to attract customers with media sites, including but not limited to other companies that operate digital property classifieds marketplaces in our Priority Markets and agent and property developer websites. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications. To compete successfully for customers against future and existing competitors, we must continue to invest resources in developing our advertising platform and proving the effectiveness and relevance of our advertising products and services. New business models frequently emerge in our industry and may require us to modify our own business model or offerings in order to continue to compete effectively. For example, we may in the future face new competition from digital companies that use data to buy properties instantly from sellers, renovate/repair and then re-sell
the property online at a profit. Additionally, competitors may drive traffic away from our platform and increase their market share through aggressive or high-spend marketing campaigns, or prolonged price discounting.
We may fail to anticipate these movements and lose market share as a consequence, which may be difficult to regain quickly or at all. Pressure from competitors seeking to acquire a greater share of customers’ overall marketing budget could adversely affect our pricing and margins and lower our revenue and increase our marketing expenses. The actions of our competitors and new market entrants could also force us to undertake substantial investment in updating or improving our current technology platforms and product offering. There is no guarantee that we will be successful in developing new products and we may not receive revenues from these investments for several years, or may not realize such benefits at all, which may have an adverse effect on our business, financial condition and results of operations.
If we are unable to compete successfully against our existing or future competitors, our business, financial condition and results of operations could be adversely affected.

Our business, financial condition and operating results may be significantly impacted by general economic conditions and the health of the real estate industry in our Priority Markets.
Our financial performance is influenced by the overall condition of the real estate markets in the Priority Markets in which we operate. Each of these real estate markets are affected by various macroeconomic factors outside our control (which by their nature are cyclical and subject to change). These factors include interest rates, the general market outlook for economic growth, unemployment and consumer confidence. These factors are also affected by government policy and regulations that may change.
In general, around half of our revenue from our property developers business tends to be derived from advertising activities to promote sales of residences in new property developments (which we refer to as “
primary listings
” to distinguish them from “
secondary
” sales of already existing residential properties). Given the longer lead times required to develop and market new property developments, these primary listings may prove more volatile than secondary listings, as economic uncertainty (over a longer period) may have a greater adverse impact on the rate and extent of new property development activity and could result in fewer primary listings. In addition, most agents in our Priority Markets are effectively self-employed individuals who are largely commission remunerated and may leave the industry when market conditions deteriorate sufficiently. Accordingly, a property downturn could cause a decline in the number of agents and developers, reduce demand for our products and services or reduce our ability to increase prices in light of subdued market conditions. For example, in Singapore, our agent customers reduced their discretionary spending in 2020 due to the
COVID-19
pandemic. The cyclical nature of the real estate market also has an effect, where the real estate market in each country or major city tends to rise and fall in line with economic prosperity and sentiment in that country or city (noting Priority Markets generally operate independently of one another). These macroeconomic factors, along with regulatory and political changes, also contribute to the availability of credit to purchasers, which is a main driver of housing price accretion and capability to transact.
Changes in the structure of the real estate markets in which we operate could also adversely impact our business. For example, a reduction in the customary rate of commissions earned by real estate agents from property sales could reduce agents’ capacity to pay for our products and services and could prevent us from increasing prices or even require us to reduce our subscription fees or the prices of our discretionary credits, which could have an adverse effect on our business and financial performance. This risk would be more pronounced in Vietnam where our business derives most of its revenue from agent discretionary revenue given our pay-as-you-go
model in the country. Similarly, if larger agencies, rather than individual agents, become comparatively more important as a source of revenue, this could increase customer pricing power, could prevent us from increasing prices or put pressure on our existing pricing and could develop into us competing with such agencies’ own websites or platforms.
We may also encounter unanticipated problems (including but not limited to in the regulatory environment) as we continue to refine our business model and may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors’ offerings.
The occurrence of any of these factors could adversely affect our business, financial condition and results of operations.
Our business is subject to legal and regulatory risks that could have an adverse impact on our business and prospects.
Increased regulation, changes in existing regulation or increased government intervention in our industry may adversely affect our business, results of operations and financial condition. Focus areas of regulatory risk we are exposed to include, among others: (i) evolution of laws and regulations applicable to digital property portals or online advertising in general, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) anti-trust and competition regulations, (iv) economic regulations such as price and supply regulation, (v) foreign ownership restrictions, (vi) artificial intelligence regulation and (vii) regulations regarding the provision of online services, including but not limited to with respect to the internet, mobile devices and
e-commerce.
For example, we and our agents and developers may be subject to stringent compliance requirements, including but not limited to privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls to be located in a particular jurisdiction or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions.

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide the products and services that we may seek to offer in the future. Our Vietnamese business, Do Thi, is in the process of obtaining a business license for
e-commerce
service from the Ho Chi Minh City Department of Industry and Trade and the Ministry of Industry and Trade. Although we expect the license to be granted in the near term, there can be no assurance that the license will be granted in a timely manner or at all, including but not limited to due to the exercise of discretion by the relevant authorities or delays beyond our control (such as the impact of the
COVID-19
pandemic on government and business activity in Vietnam). Relevant laws and regulations, as well as their interpretations, may be unclear or may evolve in certain jurisdictions. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We cannot be sure that our interpretations of the rules and their exemptions have been or will be consistent with those of the local regulators. As we expand our businesses, and in particular our mortgage business and our future Fintech and data services growth initiatives, we may be required to obtain new licenses and comply with additional laws and regulations in the markets in which we plan to operate.
Government and regulatory policies could also have a significant impact on real estate markets and, in turn, our revenues. For example, in 2018, the Singapore Government introduced regulations to raise Additional Buyer’s Stamp Duty rates and tighten loan-to-value
limits on residential property purchases, in an effort to slow the real estate market and regulate price increases. This negatively impacted property demand and demand for our products and services. In December 2021, the Singapore Government further raised Additional Buyer’s Stamp Duty and tightened loan-to-value
limits on residential property purchases and the total debt servicing ratio threshold for property loans. In February 2022, the Singapore Government announced changes to Singapore’s tax regime, which included an increase in property tax rates for certain residential properties. These changes, or any significant change in one or more of these factors or policies in any of our Priority Markets could adversely impact real estate markets, which may reduce the demand for our platform and/or products and services and could adversely affect our business, financial condition and results of operations.
Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth.
Our business depends on successfully hiring and retaining key employees in senior management, sales and marketing and information technology. We require highly qualified and skilled employees, including but not limited to country managers, to generate revenue and maintain customer relationships with real estate agents and developers, along with computer programmers, software engineers and data technicians (who are in high demand by technology companies operating in Southeast Asia) to develop new products and maintain and enhance existing ones.
Competition for qualified employees in our industry could become more intense. We have given heightened focus to the retention and career planning for key technology personnel due to the highly competitive employment market across our Priority Markets, especially in Singapore. If we are unable to retain or attract high quality employees required for our business activities, or replace the loss of any key personnel, or are required to materially increase the amount we offer in remuneration to secure the employment of key personnel, our operating and financial performance could be adversely affected.
We depend on our agents business for a significant portion of our revenue.
In the past we have derived and we believe that we will continue to derive a significant portion of our revenue from our agents business across Southeast Asia and, in particular, in Singapore. In 2021, agent revenue accounted for 76.4% of our revenue, and 60.3% of our agent revenue was generated from Singapore. In 2020, agent revenue accounted for 80.1% of our revenue, and 60.4% of our agent revenue was generated from Singapore. In 2019, agent revenue accounted for 72.9% of our revenue, and 59.7% of our agent revenue was generated from Singapore. Adverse developments affecting business activity in Singapore or our agents business may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to sustain the number of agents and digital property listings necessary to maintain and grow our agents business in Singapore or in general. Furthermore, there can be no assurance that we will succeed in expanding our agents business outside of Singapore or in growing our developers, Fintech and data services.

Our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.
Our Priority Markets are in Singapore, Vietnam, Malaysia, Thailand and Indonesia, which means that other than assets located in and most of the income derived from our Singapore business, our assets and income are located in emerging market countries. Emerging market countries are typically subject to greater political, policy, legal, economic, taxation and other risks and uncertainties, including but not limited to the risk of expropriation, nationalization and commercial or governmental disputes, inflation, interest rate and currency fluctuations and greater difficulty in enforcing or collecting payment against contracts or in having certainty that all required governmental and regulatory approvals necessary to run our business are in place and will be renewed. Asian markets are inherently non-homogenous
and require bespoke business models for each country in which we operate which adds complexity and reduces economies of scale.
Emerging market countries where we operate may have less sophisticated legal, taxation and regulatory systems and frameworks, including but not limited to unexpected changes in, or inconsistent application, interpretation or enforcement of, applicable laws and regulatory requirements. In particular, because legislation and other laws and regulations in emerging markets are often undeveloped, it is frequently difficult to interpret those laws and regulations with certainty. Regulatory authorities may adopt different interpretations to the Company or may revise laws, regulations or interpretations, potentially with retrospective effect, in ways that adversely affect our business, financial condition and/or results of operations. This gives rise to increased risks relating to labor practices, foreign ownership restrictions, tax regulation and enforcement, difficulty in enforcing contracts, changes to or uncertainty in the relevant legal and regulatory regimes and other issues in the markets where we operate or may in the future operate. Such risks could interrupt or adversely impact some or all of our business and may adversely affect our business, financial condition and results of operations.
Most of our Priority Markets have experienced political and social instability at various times in the past, including but not limited to acts of political violence and civil unrest. These countries also have been subject to a number of terrorist attacks and other destabilizing events, which have led to economic and social volatility. There can be no assurance that similar destabilizing events will not occur in the future. Any such destabilizing events could interrupt and adversely affect our business, financial condition and results of operations. For example, in August 2021, Malaysian prime minister Muhyiddin Yassin resigned from his position after losing majority support from the Malaysian parliament, and Malaysia’s King
Al-Sultan
Abdullah named Ismail Sabri Yaakob as the country’s new prime minister. We continue to monitor the effect of these recent political developments on Malaysia’s real estate market and our business.
Investors should also note that emerging markets are also subject to rapid change. An increase in the perceived risks associated with investing in emerging economies could reduce foreign investment in our Priority Markets, which may have a materially adverse impact on the real estate markets in those places, or make it more difficult for us to obtain debt and equity financing, which could adversely affect our financial capacity to meet our business objectives and therefore adversely affect our business, financial condition and results of operations.
We conduct business in certain countries where there is a heightened risk of fraud and corruption due to local business practices and customs. Fraud and corruption may have an adverse impact on our reputation if any property developers who use our digital property classifieds marketplaces or our SaaS solution, or any other counterparties with whom we deal or contract in any aspect of our business, engage in fraud, bribery or corrupt practices, particularly in order to secure government involvement in, or approvals of, new development projects and to grant permits and development approvals.
Our strategic investments and acquisitions may not bring us anticipated benefits, may pose integration challenges and may divert the attention of management, and we may not be successful in pursuing future investments and acquisitions.
We have completed strategic acquisitions in the past and plan to explore additional acquisitions in the future. For example, we acquired Batdongsan.com.vn in Vietnam in 2018 and Ensign, which owned the Asia Property Awards business, in 2016. On August 3, 2021, through our acquisition of the Panama Group, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand property portal businesses, iProperty.com.my, thinkofliving.com and Prakard.com as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia.
Strategic acquisitions and the subsequent integration of new businesses and assets with our businesses can require significant attention from our management and result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. There is a risk that acquisitions, such as our recent acquisition of the Panama Group, may fail to meet our strategic objectives or that the acquired business may not perform in line with expectations. The process of integrating an acquired company, business or technology may also create unforeseen operating difficulties and expenditures, and we may fail to achieve expected synergies, cost savings, returns and other benefits as a result of integration challenges. There is also a risk that customers of acquired businesses do not continue using our platform, if, for example, they are unwilling to pay higher prices.

Our acquisitions could also fail to achieve anticipated revenue, earnings, or cash flow, and we may be unable to maintain the key customers, business relationships, suppliers, and brand potential of our acquisitions. In addition, there may be difficulties and expenses in assimilating particular investments or acquisitions, such as their operations, products, technology, privacy protection systems, information systems or personnel. In addition, there could be challenges and increased demands on our personnel associated with the management of additional platforms and revenue streams. Any such negative developments could adversely affect our business, financial condition and results of operations.
Strategic investments or acquisitions inherently involve the risk of incurring liability for the past acts, omissions or liabilities of the acquired business that are unforeseen or greater than anticipated. In such cases, we may be subject to legal, operational, tax and other risks, and our financial and operating performance and growth prospects may be adversely impacted and our reputation may be harmed. We may continue to be exposed to such risks and liabilities for a period after our acquisition or investment as we review and integrate our acquisitions and, where necessary, improve the acquired business’ reporting, compliance and other functions.
While we expect to undertake due diligence investigations in respect of our acquisitions, and may engage external advisors to provide us with reports on due diligence matters, we may not be able to identify all risks (including but not limited to as to finance, legal, operational or tax matters) or be able to verify the accuracy, reliability or completeness of information obtained during our diligence investigations. These risks may increase when there are limitations or restrictions on the scope or nature of the due diligence that we are able to undertake in connection with the acquisition of a business, assets or technology. In addition, we may only be able to obtain limited contractual representations, warranties and indemnities from the sellers in respect of the adequacy or accuracy of the information and materials disclosed by them to us during the due diligence process and in respect of other material matters relating to the acquired business or the acquisition. The representations, warranties and indemnities provided by the sellers may be limited in scope or duration and may also be difficult to enforce in the relevant jurisdictions. There is also a risk that the sellers may withhold material information from us during our due diligence investigations, and may make misrepresentations to us or third parties relating to the operational and financial performance and financial condition of the business we are acquiring, including but not limited to in relation to operational, business, financial, taxation and compliance matters. If any of the information provided by or on behalf of a seller or third parties with whom we engage as part of the due diligence process is incomplete, incorrect, inaccurate or misleading, or if material information is withheld from us, we may not identify all of the risks of the business, assets or technology we are acquiring, the business, assets or technology may not perform as we expected, and we may incur unanticipated costs and liabilities. We may also incur unanticipated costs and liabilities if we fail to honor the representations, warranties and indemnities that we provide to counterparties in connection with strategic investments or acquisitions.
If an acquisition underperforms or there are material deviations in the quality or nature of acquired assets versus what was envisaged during due diligence and negotiation of such acquisition, this may result in impairments to the carrying values of assets on the balance sheet including but not limited to goodwill and intangible assets. These impairments may adversely impact our financial condition and results of operations and the confidence of shareholders, financial lenders or agents and employees.
We may not be successful in implementing our growth strategies and our business could suffer if we do not successfully manage our growth.
We have identified a number of potential adjacent growth opportunities such as data, Fintech, home services (including but not limited to contractor and moving services) and developer operating systems. Though we may expand our operations into adjacent offerings, there is no guarantee we will be able to monetize these opportunities. New products and services may have a higher degree of risk, as they may involve new offerings with which we have limited or no prior development or operating experience. There can be no assurance that customer or consumer demand for such offerings will materialize or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings, or that any of these offerings will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. We may also be subject to pressure from existing and future competitors in any new offerings, and it is also possible that offerings developed by others will render our offerings noncompetitive or obsolete. Further, these efforts may entail investments in our systems and infrastructure and increased legal and regulatory compliance expenses, could distract management from current operations, and may divert capital and other resources from our more established offerings and geographies. Even if we are successful in developing new offerings, regulatory authorities may subject us or our customers and consumers to new regulatory regimes (including but not limited to Fintech), rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing these initiatives. We may be exposed to risks due to our unfamiliarity with the relevant laws and regulations, potentially leading to misinterpretation and/or non-compliance.
If we do not realize the expected benefits of our investments, we may fail to grow and our business, financial condition and results of operations may be adversely affected.

We may need to raise additional capital to grow our business and we may not be able to raise additional capital on terms acceptable to us, or at all.
We have funded our operations since inception primarily through equity and debt financings and revenue generated from our business. Growing and operating our business, including but not limited to through the development of new and enhanced products and services, may require significant cash outlays, liquidity reserves and capital expenditures. If cash on hand, cash generated from operations and cash equivalents and investment balances are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital and we may not be able to raise the necessary cash on terms acceptable to us, or at all. Financing arrangements we pursue or assume, including but not limited to debt or equity financing, may require us to grant certain rights, take certain actions, or agree to certain restrictions, that could negatively impact our business. Equity financing, or debt financing that is convertible into equity, could also result in additional dilution to our existing shareholders. If additional capital is not available to us on terms acceptable to us or at all, we may need to modify our business plans, which could adversely affect our business, financial condition and results of operations.
Catastrophic events may disrupt our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, real estate commerce, and the global economy, and thus could harm our business. In particular, the
COVID-19
pandemic, including but not limited to the reactions of governments, markets, and the general public, may result in adverse consequences for our business and results of operations, the details of which would be difficult to predict. These catastrophic events may also cause an adverse change in investor sentiment with respect to our business specifically or the stock market more generally, which could have a negative impact on the value of our ordinary shares.
In the event of a major earthquake, hurricane, windstorm, tornado, flood or catastrophic event such as pandemic, fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure reputational harm, delays in developing our platform and solutions, disruptions to our technology platform and infrastructure, disruptions to or breaches of our data security systems, loss of or unauthorized access to critical data, and substantial additional costs, all of which could harm our business, results of operations and financial condition. Also, the insurance we maintain would likely not be adequate to cover our losses resulting from such disasters or other business interruptions.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, financial condition and results of operations could be harmed.
Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.
We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage by a material amount. We may also incur costs or suffer losses arising from events against which we have no insurance coverage. In addition, large scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future (including but not limited to coverage for our directors and executive officers), on commercially reasonable terms or at all. Our insurance policies do not cover 100% of the costs and losses from the events that they are intended to insure against. There are certain losses, including but not limited to losses from floods, fires, earthquakes, wind, pollution, certain environmental hazards, security breaches, litigation, regulatory action, and others for which we may not be insured because it may not be deemed economically feasible or prudent to do so, among other reasons. Any losses resulting from lack of insurance coverage could adversely affect our business, financial condition and results of operations.

If the methodologies we use to assess property values on our platform are inaccurate, it could have an adverse effect on our business, financial condition and results of operation.
We appraise property on our platform based on various factors, including but not limited to our knowledge of the real estate markets in which we operate. The property valuations presented on our platform are generated through, among other things, analysis of prior sales of similar properties (by location and/or type) and analysis of the demand for similar properties on our own websites. While we may seek to confirm or supplement the information provided in such a request through our own due diligence, we may rely on the information supplied to us by prospective sellers to make offer decisions, and we cannot be certain that this information is accurate. If owner-supplied information is inaccurate, we may make poor or imperfect pricing decisions including but not limited to those due to undisclosed issues, conditions or defects. Inaccurate property valuations may have a negative impact on our brand and consumer satisfaction, which could have an adverse effect on our business, financial condition and results of operation.
Improper, illegal or otherwise inappropriate activity by agents, developers or other third parties could harm our business and reputation and expose us to liability.
We are exposed to potential risks and liabilities arising from improper, illegal or otherwise inappropriate activity taken by customers who use our platform and any other third parties with whom we partner or transact from time to time. There can be no assurance that we will be able to identify and address all instances of improper, illegal or otherwise inappropriate activity on, or facilitated by or through, our platform in a timely manner or at all. Such inappropriate activity may give rise to customer or third-party claims and customers or the general public may lose confidence in our platform and our brand.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares.
We identified material weaknesses in our internal control over financial reporting as of December 31, 2021 and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of PropertyGuru’s annual or interim financial statements will not be prevented or detected on a timely basis. Certain of these material weaknesses resulted in immaterial audit adjustments to several accounts and disclosures.
For a summary of the material weaknesses that we identified as of December 31, 2021, see “
Item 15. Controls and Procedures—A. Disclosure Controls and Procedures—Previously-Identified Material Weaknesses
. While we plan to take measures to remedy these material weaknesses and control deficiencies, we cannot predict the success of such measures or the outcome of our assessment of these measures or the time it will take to remedy such deficiencies, assuming we are able to do so. We can give no assurance that these measures will remediate the material weaknesses in internal control or control deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Our management may in the future conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it concludes that we have not maintained, in all material respects, effective internal control over financial reporting based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
Our reporting obligations as a new public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Section 404 of the Sarbanes-Oxley Act requires that the Company include a report from management on the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form
20-F
beginning with its annual report on Form
20-F
for the year ended December 31, 2022. In addition, once the Company ceases to be an “
emerging growth company
” as such term is defined in the JOBS Act, the Company’s independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We may be unable to timely complete our evaluation testing and any required remediation. In addition, because the Company is an “
emerging growth company
” and intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, any remedial measures that we take to remedy material weaknesses and control deficiencies may not be independently verified by an independent third party.
The growth and expansion of our business may place a significant strain on our operational and financial resources in the future. As we continue to grow, we may not be able to successfully implement requisite improvements to our internal control systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting.

Unfavorable media coverage could harm our business, financial condition, and results of operations.
We are the subject of media coverage from time to time. Unfavorable publicity regarding our business model, revenue model, customer and consumer support, technology, platform changes, platform quality, privacy or security practices, or management team could adversely affect our reputation and brand and our ability retain existing and attract new customers and consumers, which could adversely affect our business, financial condition, and results of operations. As we continue to implement our growth strategy and expand our business, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity garnered by our customers may also indirectly affect us and damage our reputation and brand, even if the negative attention is not directly related to us. Any negative publicity that we may receive could diminish confidence in, and the use of, our platform, which could have an adverse effect on our business, financial condition and results of operation.
Industry data, projections and estimates contained in this Annual Report are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.
This Annual Report contains market and industry data, estimates and statistics obtained from third-party sources. This data includes estimates and forecasts regarding urbanization, digitalization, online penetration of real estate advertising expenditure, engagement market share and organic traffic. While we believe such information to be reliable in general, we have not independently verified the accuracy or completeness of any such third-party information. Such information may not have been prepared on a comparable basis or may not be consistent with other sources. Similarly, this Annual Report contains information based on or derived from internal company surveys, studies and research that has not been independently verified by third-party sources.
Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions. Accordingly, our use of the terms referring to our geographic markets and industries such as online real estate advertising and property technology may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. For these reasons, you should not place undue reliance on such information.
Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Singapore Dollars.
We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue in Singaporean Dollars, Indonesian Rupiah, Thai Baht, Vietnamese Dong and Malaysian Ringgit among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, a substantial amount of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.
The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.
On February 24, 2022, Russian military forces initiated a military action in Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as an increase in cyberattacks and espionage.
Russia’s recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called
Donetsk People’s Republic and the
so-called
Luhansk People’s Republic, including, among others:

•
blocking sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication (“
SWIFT
”) payment system) and certain Russian businesses, some of which have significant financial and trade ties to the European Union;

•	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities; and

•
blocking of Russia’s foreign currency reserves as well as expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

In retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian
parties, banned exports of various products and other economic and financial restrictions. The situation is rapidly evolving as a result of the conflict in Ukraine, and the United States, the European Union, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and, in turn, adversely affect our business, financial condition and results of operations.

We are actively monitoring the situation in Ukraine and assessing its impact on our business. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.
Risks Related to Our Intellectual Property and Technology
Any failure to protect our information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect our confidential information or our platform users’ personally identifiable information could damage our reputation and brand and adversely affect our business, reputation, financial condition and results of operations.
Our information technology systems, including but not limited to online platforms, payment systems and certain third-party systems we use, store, analyze, process, handle and transmit confidential, proprietary and commercially sensitive information as well as personally identifiable information, entrusted to us by platform users. While we have implemented various procedures and controls intended to (i) increase the security for the confidential information held on (a) our premises, (b) our information technology systems, and (c) certain third party systems we use, and (ii) monitor and mitigate security and cybersecurity threats, there is a risk that the measures we take to protect such information and data are insufficient to prevent security breaches or other unauthorized access or disclosure of the information and data. Any security breach, data loss, or other compromise, including but not limited to those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption, whether intentional or inadvertent, could result in the access, public disclosure, loss or theft of our customers’ and employees’ confidential, sensitive and personal information, which could negatively affect our ability to attract new customers, result in significant reputational damage and subject us to significant lawsuits, regulatory fines, or other actions or liabilities, any of which could materially and adversely affect our business, reputation, financial condition and results of operations.
Further, we use a combination of third-party cloud computing services and co-located
data centers. We do not control the physical operation of the co-located
data centers we use or the operations of third-party cloud providers. Our and third-party operations may be exposed to security risks including but not limited to theft, computer viruses, denial-of-service
attacks and other vulnerabilities out of our control. Any interruptions or delays in services from third parties could impair the delivery of our products and offerings and adversely affect our business, reputation, financial condition and results of operations.
Our platform is constituted of many components and incorporates software that is intricately integrated with our business processes. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including but not limited to open-source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Viruses, worms and other malicious software programs, such as ransomware, may interfere with, or exploit security flaws in, our software products and services. This may jeopardize the security of information stored in a user’s computer or in our computer systems and may also cause interruptions on our platform. If we fail to combat these malicious applications, or our products and services have actual or perceived vulnerabilities, our reputation may be harmed, we may lose customers and user traffic may decline. This may result in an adverse effect on our business, reputation, financial condition and results of operations.
Various other security breaches may also cause system failures, including but not limited to flaws in third-party software or services, errors or misconduct by our employees or third-party service providers. In addition, we are subject to phishing scams from time to time, and such fraudulent activities by third parties aimed at us or our customers, may damage our reputation or result in a loss of users or advertisers, which could adversely affect our business, financial condition and results of operations.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. Further, we do not carry any cyber liability insurance, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources.
We are subject to privacy, data protection and information security laws in the jurisdictions in which we operate, and these regulations could impose significant compliance burdens.
As PropertyGuru is a Singapore-incorporated company, we are, with regards to privacy legislation, subject principally to the Personal Data Protection Act 2012 (No. 26 of 2012 of Singapore) (“
PDPA
”) in relation to the collection, use and/or disclosure of personal data. See “
Item 4. Information on the Company—B. Business Overview—Regulations.
” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the other Priority Markets. We have obligations under Malaysia’s Personal Data Protection Act, Thailand’s Personal Data Protection Act (the “
Thai PDPA
”) and Vietnam’s data protection, personal information and privacy regulations set out in Civil Code and in sectoral laws including but not limited to the Network Information Security Law to protect credit information and personal data from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction of such information. We are also subject to the Law on Electronic Information and Transactions in Indonesia, where new personal data protection legislation has also been proposed. While we have implemented cybersecurity measures to protect credit information and/or personal data in accordance with the law, any failure to comply with such data protection requirements as a result of cybersecurity attacks, data breaches and general unauthorized accesses to computers, networks and data may subject the Company to penalties, regulatory scrutiny and in the worst case license suspension and additional liability, and we may incur additional significant costs to maintain or regain compliance. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
We have also aligned our practices with the Practice Guidelines on Ethical Advertising issued by the Singapore Council for Estate Agencies (the “
CEA Practice Guidelines
”). The CEA Practice Guidelines seeks to provide estate agents and salespersons with clear and detailed guidelines on the use of advertisements to comply with the Code of Ethics and Professional Client Care (set out in the Estate Agents (Estate Agency Work) Regulations 2010) and establish best practices in advertisements. While our management has confirmed that we are not regulated by the Council for Estate Agencies, as a facilitator of property listings to the public, we nevertheless observe the CEA Practice Guidelines as a matter of best practice. Other than in Malaysia, where registered estate agents are required to comply with advertisement and publicity requirements, there are no similar regulations and guidelines in our other Priority Markets.
We are subject to many other laws and regulations, including but not limited to those related to intellectual property, protection of minors and property seeker protection. We are also subject to laws and regulations in our other Priority Markets which regulate our right to operate a business there, including but not limited to foreign ownership restrictions.
These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could materially harm our business, require changes to our business model or restrict our practices in certain jurisdictions. Whilst we monitor legal and regulatory developments in the places that we operate to implement measures and develop policies and procedures to address those laws and regulations, we cannot confirm that we are materially compliant with all such laws.
With regard to the Thai PDPA, although the Thai PDPA has been enacted since 2019, full enforcement has been postponed until June 1, 2022. During this postponement period, the main provisions of the Thai PDPA including Chapter 2 (Personal Data Protection), Chapter 3 (Use or Disclosure of Personal Data) and Chapter 7 (Punishment) will not be enforced against “
personal data controllers
” in certain business industries and groups of organization, including the business of our Thai subsidiaries. Those personal data controllers are required to provide data security measures as prescribed by the state authority (i.e., access control measure) during the postponement period. However, any breach of personal data during this period may be actionable in tort under the Thai Civil and Commercial Code, which is a catch-all
provision which prohibits and penalizes wrongful acts in general. The penalties for violations under the PDPA include civil penalty (include punitive damages), criminal penalty (fines and imprisonment) and administrative fines.

System interruption in our information systems and infrastructure including but not limited to system capacity constraints may adversely affect our business, financial condition and results of operations.
We rely on significant IT infrastructure and systems and the ongoing maintenance of the global, regional and local Internet infrastructure to provide the necessary data speed, capacity and security to allow us to offer viable services. We rely on third party providers for web hosting services, including Amazon Web Services which is our main hosting provider and in Vietnam where our infrastructure for web hosting is co-located
in a shared data center facility. If the third party infrastructure or systems that we depend on were to fail for any reason, this may cause our portals to experience significant downtime or impaired performance, which could force traffic to our competitors.
The number of internet users and amount of Internet traffic has grown significantly, particularly in our Priority Markets. There can be no assurance that the internet infrastructure in our Priority Markets will continue to support the demands placed on it by continued growth. The reliability of the local infrastructure in our Priority Markets should also be considered. For example, power shortages in Indonesia resulting in reliance on generators can cause disruption to our systems.
While we invest significantly in our technology and infrastructure, there can be no guarantee that the technology and infrastructure investments that we have made will be sufficient to prevent system failures.
A disruption in our information technology network for any reason will test our redundancy infrastructure and systems, as well as other system interruption safeguards and protocols that we have implemented. If these systems, infrastructure, safeguards and protocols prove insufficient or fail, our ability to protect our data and intellectual property and to reliably service customers and consumers will be compromised. We have experienced minor system failures in the past and may again in the future. Our business continuity and disaster recovery planning cannot account for all possibilities and our IT infrastructure may remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, global pandemics, terrorist attacks, computer viruses, ransomware and similar events. Any significant disruption in our network or the services that we depend on could damage our reputation and brands and may result in a loss of our customers and consumers, which could adversely affect our business, financial condition and results of operations.
We rely on third party suppliers and service providers, many of whom have significant leverage over us.
Our business is dependent on maintaining relationships with key third party suppliers, data providers, information technology suppliers, and software and infrastructure providers. We use Amazon Web Services for a majority of our hosting and infrastructure requirements including but not limited to storage, networking and database management. Our relationship with Amazon Web Services is governed by their standard customer agreement, as supplemented by a pricing addendum which sets out the details of the services provided under the agreement. On June 14, 2020, we entered into a new pricing addendum with Amazon Web Services for a term of two years. The customer agreement, with the pricing addendum, or collectively the “
AWS Agreemen
t”, will expire on June 30, 2022. Amazon Web Services can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide 12 months’ prior notice if such changes are material (except in certain situations, such as if such notice period would be economically or technically burdensome or cause Amazon Web Services to violate legal requirements). Amazon Web Services can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least 90 days’ advance notice of any adverse changes. Amazon Web Services can also terminate the AWS Agreement for convenience by providing at least 30 days’ advance notice. While we have in the past been able to renew our customer agreement with Amazon Web Services and expect to continue to do so in the future, there can be no assurance that we can continue to renew the AWS Agreement with Amazon Web Services upon its expiration on commercially favorable terms or at all or if the AWS Agreement is not terminated early pursuant to its terms. While we believe that we would be able to procure comparable services from alternative providers if required, our business and operations may be adversely affected in the short-term while we transition hosting and infrastructure services to such alternative providers. We advertise and rely on third-party websites and platforms, such as Google and Facebook, to drive traffic to our website and applications. Given the limited number of these suppliers, these suppliers can often exert significant market power and dictate contract terms. See also
“—Risks Related to Our Business and Industry—We may not be able to attract a sufficient level of traffic to our websites and applications.
”

We obtain real estate sale transactions data under licenses from third-party data providers. We use this data to enable the development, maintenance and improvement of our data services (valuation and data consultancy) business. We have invested significant time and resources to develop proprietary algorithms, valuation models, software and practices to use and improve upon this specific data. We may be unable to renew our licenses with these data providers, or we may be able to do so only on terms that are less favorable to us, which could harm our ability to continue to develop, maintain and improve these information services and could adversely affect our business, financial condition and results of operations.
Our arrangements with such suppliers are typically governed by short-term service agreements which are entered into on the supplier’s standard terms and conditions and generally may be terminated for material breaches. There can be no assurance that we will be able to find alternative sources of technology or systems when needed on commercially reasonable terms, on a timely basis or at all. Any interruption in those services may disrupt our business operations causing damage to reputation and loss of customers. We may also experience an increase in the cost of doing business and a disruption in our ability to provide a simple and fast interface to our customers and consumers if we are unable to renew our contracts with key suppliers. Further, there can be no guarantee that we will be able to renew our supply contracts on similar terms or at all. Any change to our relationships with our key suppliers or the services they provide could adversely affect our business, financial condition and results of operations.
We may be unable to adequately protect our intellectual property, which could harm the value of our brands and our business. We may be subject to third party claims for intellectual property rights infringement.
Substantial elements of our websites, applications, databases and underlying technology, as well as our domain names and trademarks are proprietary in nature. The commercial value of our intellectual property is dependent in part on operational procedures to maintain confidentiality and legal protections provided by a combination of copyright, trademarks, confidentiality obligations on employees and third parties and other intellectual property rights. There is a risk that our intellectual property may be compromised, including but not limited to:

•
third parties have obtained, and in the future may obtain or misappropriate, certain of our data through website scraping, robots, or other means to launch copycat sites, aggregate our data for their internal use, or to feature or provide our data through their respective websites, and/or launch businesses monetizing this data; or

•
third parties, including but not limited to search engines and websites such as Google and Facebook that we depend on to drive traffic to our website and applications, may gain insight into our intellectual property and may use this insight to develop alternative technologies, products or services that compete with us or may develop similar technology independently, particularly since some of these companies already operate other digital classifieds business, marketplaces and metaverses.

Infringement of our intellectual property may require us to commence legal actions, such as court or administrative proceedings, which could be costly, time consuming and potentially difficult to prevail in certain jurisdictions (such as proceedings that we brought to enforce certain copyright in Singapore in 2018, which were largely unsuccessful). Our failure to protect our intellectual property rights could erode our market position and adversely affect our business, financial condition and results of operations. Further, actions we take to protect our intellectual property may not succeed in preventing the misappropriation of our intellectual property and proprietary information. Alternatively, parties may make claims against us and may be able to obtain injunctive or other equitable relief that could prevent us from further developing or using our products. From time to time we may introduce new products or make other business changes, including but not limited to in areas where we currently do not compete, which may increase our exposure to intellectual property rights claims from competitors and other entities.
Any legal action that we may bring to protect our proprietary information or to defend our position could be time consuming, expensive and, ultimately, unsuccessful. In the event of a successful claim of infringement against us, we may be required to pay damages or obtain one or more licenses from the prevailing third party if available, which could cause us to incur substantial costs, or cease providing certain services, any of which may have an adverse effect on our business, financial condition and results of operations.

Our services utilize third-party open-source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.
We use open-source software in our services and will continue to use open-source software in the future. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our services depend upon the successful operation of open-source software, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform and consequently out ability to deliver services to customers, delay new solutions introductions, result in a failure of our platform, and injure our reputation.
Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release or license the source code of our proprietary software to the public. From time to time, we may be subject to claims asserting ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, requiring us to provide attributions of any open-source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer
our software or change our products or services, any of which could adversely affect our business, financial condition and results of operations.
Risks Related to Regulatory Compliance and Legal Matters
Uncertainties with respect to laws and regulations in the countries in which we operate could adversely affect our business, financial condition and results of operations.
Our business is subject to a range of regulations, including but not limited to tax, privacy, data, competition and advertising legislation. There is a risk that governments and regulatory authorities may from time to time make changes to applicable laws and regulatory policies which might make it more difficult or onerous for us to operate. Additionally, there is a risk that laws and policies in emerging markets may change at short notice, and that while changes can generally be expected to operate prospectively, from time to time they may also be given retrospective effect. Such changes, particularly (but not exclusively) those made retrospectively, may result in us not being in compliance with applicable laws with the result that we may incur additional penalties.
Given the number of countries in which we operate, there is a risk that there may be inconsistencies between laws and policies with which we are required to comply in those countries, which may make it difficult for us to be compliant with all of those laws at the same time. In emerging markets, there are also risks that the regulatory authorities’ interpretation of laws and the manner in which they enforce those laws may be inconsistent and differ from our own interpretation of said laws. This may make it difficult to understand, with certainty, the nature and extent of those obligations.
Any interpretation of laws and practice that is contrary to the view of those laws and practice taken by us may adversely affect our liabilities or expose us to legal, regulatory or other actions. Inconsistent enforcement of laws also creates compliance risks as it may make it difficult to engage with regulatory authorities on compliance matters. Such inconsistency may also result in variability in the penalties associated with any non-compliance.
Appeals against the enforcement actions taken by regulatory authorities in the places where we operate may not be possible, may take a long time to conclude, carry significant costs and risks and the results may be uncertain and involve external influences outside our control.
Any significant changes to regulations that affect the fundamental structure of the real estate market in our Priority Markets could adversely affect our business, financial condition and results of operations. For example, if increased regulation in respect of the role of real estate agents was introduced to mandate that all real estate agents must join a licensed agency, this could result in pricing pressures if that licensed agency or industry body were able to leverage market power to demand pricing changes, which could adversely impact our profit margins. In addition, if data security laws similar to those in place in the European Union were to be introduced in the jurisdictions in which we operate or if we conclude that the breadth of such laws may impact users of our platforms, there would be greater restriction on our use of data and higher compliance costs associated with meeting those standards.

Governments may also introduce regulatory measures that have an adverse impact on the real estate market and, in turn, adversely affect our business, financial condition and results of operations. For example, in 2018, the Singapore Government introduced regulations to raise Additional Buyer’s Stamp Duty rates and tighten loan-to-value
limits on residential property purchases, in an effort to slow the real estate market and regulate price increases.
We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.
Our corporate structure and intercompany arrangements, including but not limited to the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including but not limited to transfer pricing, or determine that the manner in which we operate does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our business, financial position and results of operations.
A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could adversely affect our business, financial position and results of operations.
We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.
We are subject to the tax laws and policies of each of the countries in which we operate. Since legislation and other laws and regulations (particularly in relation to tax) in emerging markets, such as the markets where we operate, are often undeveloped and the interpretation, application and enforcement of tax laws and policies in emerging market countries is uncertain, there is a risk that we may be unable to determine our taxation obligations with certainty.
We obtain external tax advice from time to time on the application of tax laws to our operations. Due to the aforementioned challenges of interpretation and consistency of application and enforcement, obtaining such advice may be difficult and opinions on the law may differ. The determination of our provision for tax liabilities requires significant judgment and estimation and there are classifications, transactions and calculations where the ultimate tax payable is uncertain.
Our tax exposure and obligations exist in each of the jurisdictions in which we presently operate and may arise in other jurisdictions in the future in the event that we commence operations in such new jurisdictions, either organically or through acquisitions. These risks may increase when we acquire a business, particularly to the extent that there are limitations or restrictions on the scope or nature of the financial, tax and other due diligence investigations that we are able to undertake in connection with the acquisition, or where the vendors withhold material information. Given the nature of our business, we are also exposed to the general changes in digital taxation policy that are happening globally.
From time to time, we establish provisions to account for uncertainties as well as timing and accounting differences in respect of income tax and indirect taxes, including but not limited to in relation to businesses that are acquired by us. While we have established our tax and other provisions using assumptions and estimates that we believe to be reasonable, these provisions may prove insufficient given the risks and uncertainties inherent in the taxation systems in the countries where we operate. Any adverse determinations by a revenue authority in relation to our tax obligations may have an adverse effect on our business, financial condition and results of operations, and may adversely impact our operations in the relevant jurisdiction and our reputation.

Our subsidiaries in Thailand and Vietnam are subject to foreign ownership restrictions under local laws, and there are inherent risks in our ownership arrangements in these countries.
The laws and regulations in some of the jurisdictions in which we operate place restrictions on foreign investment and ownership.
Pursuant to the Thai Foreign Business Operations Act, B.E. 2542 (1999), or the FBOA, a person or entity that is “
Non-Thai
” (as defined in the FBOA) cannot conduct certain restricted businesses in Thailand, including the businesses that our Thai entities, namely, AllProperty Media, PGI Thailand, Kid Ruang Yu Co., Ltd. and Prakard IPP Co., Ltd., operate, unless an appropriate license is obtained. Accordingly, non-Thai
companies with Thai businesses and operations in restricted businesses under the FBOA may opt to partner with a Thai local resident or a Thai juristic person who is not deemed a foreigner under the FBOA, in order to comply with these foreign ownership requirements. We have partnered with Mr. Ohm Ammaramorn (“
Mr.
 Ammaramorn
”), a Thai individual, to comply with the foreign ownership requirements under Thai law. Mr. Ammaramorn owns approximately 51.22% of shares in our main Thai business holding company, i.e. DDProperty Media, which directly holds 50.001% of the shares in AllProperty Media and 1% of the shares in PGI Thailand. Mr. Ammaramorn’s shareholding is comprised of preference shares. PropertyGuru owns approximately 48.73% of shares in DDProperty Media, and PropertyGuru International (Malaysia) Sdn Bhd owns the remaining approximate 0.05%. Our Thai counsel, Chandler MHM Limited, is of the opinion that the ownership structure of DDProperty Media is technically in compliance with the FBOA and thus that the ownership structure of AllProperty Media is technically in compliance with the FBOA based on, among other things, the fact that a majority of the share capital of DDProperty Media is held by Mr. Ammaramorn, a Thai national who is a genuine partner, for his own benefit and the source of funds to purchase the shares was from his own account. However, there can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBOA or evaluate the shareholding structures or shareholding arrangements of our Thai entities differently and hence reach a different conclusion about the validity of these arrangements, which could lead to an action being brought in the Thai courts.
Although Mr. Ammaramorn’s preference shares provide minimal voting and dividend rights, the presence of an outside shareholder creates risks which arise from the fact that their interests may not align with ours and they may have certain rights under local law. In addition, if Mr. Ammaramorn were to cease his partnership with us due to the termination of the contractual arrangement or if we exercise our call option with respect to Mr. Ammaramorn’s shares (for example, in the event of his demise or incapacity), we would be required to find another Thai partner or the non-Thai
companies as defined under the FBOA with operations in restricted businesses under the FBOA, i.e., AllProperty Media, may be required to obtain a license under the FBOA so that they can continue to operate their business without interruption and in compliance with foreign ownership restrictions under the FBOA.
As foreign owned companies that provide advertising services, our Vietnamese businesses PG Vietnam and Do Thi are required to have a local stakeholder that has already registered for advertising under its business registration with the competent licensing authorities of Vietnam. It is necessary for such non-Vietnamese
owned companies who require a qualified stakeholder to partner with a Vietnamese company that has the registered business line of advertising to act as a shareholder, in order for the non-Vietnamese
owned companies to include advertising as part of their business scope. Accordingly, we have partnered with Red Soil Vietnam Company Limited and Mr. Nguyen Duc Thang in order to comply with these licensing requirements. Red Soil Vietnam Company Limited currently holds 0.0005% of the shares in PG Vietnam, Mr. Nguyen Duc Thang holds 0.0005% of the shares in PG Vietnam, and PropertyGuru holds the remaining 99.9989%. Red Soil Vietnam Company Limited currently holds 0.0001% of the charter capital of Do Thi, while PG Vietnam holds the remaining 99.9999%. Our Vietnamese counsel, Russin & Vecchi, is of the opinion that the ownership structures of Vietnam and Do Thi are compliant with the Schedule of Specific Commitments in Services under Vietnam’s Commitments to the World Trade Organization upon its accession, Law no. 59/2020/QH14 on Enterprises (“
Enterprise Law
”) / Law no. 61/2020/QH14 on Investment (“
Investment Law
”), and Law no. 16/2012/QH13 on Advertisement (“
Advertisement Law
”), based on, amongst other things, the satisfaction by PG Vietnam and Do Thi and their respective shareholders of the applicable regulatory requirements in terms of business registration under these legal frameworks. However, there can be no assurance that the competent authorities of Vietnam will not interpret the Enterprise Law or Investment Law or evaluate the shareholding structures or shareholding arrangements of our Vietnamese entities differently and hence reach a different conclusion about the validity of these arrangements, which could lead to administrative orders imposing penalties and requesting remedial actions be taken.
The Thai and Vietnamese foreign ownership laws and their current interpretations may be modified by the relevant authorities in the future. Such changes in these laws or a different interpretation of current laws could adversely affect the compliance of our Thai and Vietnamese entities with applicable foreign ownership requirements. If our foreign ownership arrangements in these countries are successfully challenged or if changes in laws or legal interpretations render our arrangements invalid, we may face a range of consequences, including civil and criminal penalties against our local entities and their shareholders, monetary penalties, restrictions or suspension on operations and the need to reorganize our ownership arrangements in these countries.

We may be subject to capital controls and other tax laws.
Capital controls and tax laws in our Priority Markets outside of Singapore could limit our ability to move capital from our operating subsidiaries within our group, which could adversely impact our ability to access profits from our subsidiaries and allocate capital efficiently within the group. These capital controls and tax laws may arise from government regulation or tax restrictions that prevent profits from being transferred between group entities, whether in the form of clearances or withholding taxes.
Capital controls in jurisdictions where property investors are based (such as China) could also have a material adverse effect on our business to the extent that such capital controls restrict or deter foreign investment in real estate located in our Priority Markets.
Changes in, or failure to comply with, competition and antitrust laws could adversely affect our business, financial condition and results of operations.
We are subject to competition and antitrust laws and regulations in the jurisdictions in which we operate. The governments in our Priority Markets may scrutinize our operations and enforce competition laws and may allow our competitors or customers to assert claims of anti-competitive conduct. Our strategy to increase prices for our services and products across our Priority Markets may result in customers alleging that our prices are too high due to anti-competitive conduct. As a result of such potential allegations of anti-competitive conduct, we may be subject to litigation and other claims and disputes in the course of conducting our business. There is also a risk that one or more jurisdictions in our Priority Markets may impose or propose to impose new competition or antitrust laws which might have an adverse effect on our future financial performance or market position. In addition, given our current market position in our Priority Markets, governmental agencies and regulators in these jurisdictions may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to execute as part of our business strategy. In the case of potential acquisitions or combinations, governmental agencies and regulators may also impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including but not limited to limitations on our contractual relationships with our agent and developer customers or restrictions on our pricing models. Any such limitations or imposition of fines by governmental agencies may affect the way we do business, increase our costs and materially impact our ability to generate revenue from the sale of our services and products.
We are from time to time involved in, and may in the future be subject to, litigation and other claims and disputes in the course of our business.
We may be subject to litigation and other claims and disputes in the course of our business including but not limited to contractual and employee disputes, indemnity claims, occupational health and safety claims or criminal or civil proceedings in the course of our business. As we are a publisher of content (as opposed to a producer of content), we may become subject to proceedings or actions in respect of misleading statements or other content uploaded by our customers and displayed on our property portals. The cost of responding to and settling claims (whether or not such claims have merit), including but not limited to diversion of resources, and any fines or other actions levied or taken against us, could adversely affect our business, financial condition and results of operations.
Risks Related to Ownership of Securities in the Company
Certain existing shareholders have substantial influence over the Company and their interests may not be aligned with the interests of the Company’s other shareholders.
The TPG Investor Entities, the KKR Investor and REA Asia Holding Co. Pty Ltd (“
REA
”), in aggregate, beneficially own shares representing approximately 74.5% of the outstanding ordinary shares in the Company, as of March 17, 2022. As a result, two or more of these shareholders, if they choose to act together and make up a majority of the outstanding ordinary shares the Company, will be able to influence the Company’s management and affairs and all matters requiring shareholder approval, including the election of the Company’s directors and approval of significant corporate transactions. The Amended Articles and Shareholders’ Agreement provide that the TPG Investor Entities may jointly appoint one director, provided that the TPG Investor Entities collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; the KKR Investor may appoint one director, provided that the KKR Investor and its affiliates collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; and REA may appoint one director, provided that REA holds at least 7.5 per cent. of the issued share capital of the Company and subject to (i) the possibility of REA losing such appointment right in the event of a breach of certain provisions of the Shareholders’ Agreement and (ii) such director appointed by REA being subject to certain additional requirements that do not apply to the directors appointed by either the TPG Investor Entities or the KKR Investor. REA is also granted certain rights of first offer in relation to certain share transfers under the Amended Articles and the Shareholders’ Agreement. For more information, see “
Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Shareholders’ Agreement.
”

Some of these persons or entities may have interests different than yours. For example, these shareholders purchased their shares at prices below the current value of our ordinary shares and have held our ordinary shares for a longer period, and they may be more interested in selling the Company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other holders of ordinary shares the Company.
Certain existing shareholders purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in our Company may not experience a similar rate of return.
Certain shareholders in the Company acquired ordinary shares or warrants in the Company at prices below the current trading price of our ordinary shares, and may experience a positive rate of return based on the current trading price.
Prior to the Business Combination, the KKR Investor subscribed for an aggregate 1,204,234 PropertyGuru Shares at a weighted average purchase price of S$268.61 per share and the TPG Investor Entities subscribed for an aggregate 1,343,357 PropertyGuru Shares at a weighted average purchase price of S$192.93 per share. Prior to the Business Combination, REA subscribed for an aggregate 636,815 PropertyGuru Shares at a purchase price of S$311.7074818 per share in connection with the Company’s acquisition of the Panama Group from iProperty. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time was automatically canceled and converted into such fraction of a newly issued ordinary shares in the Company equal to the Exchange Ratio in accordance with the terms of the Business Combination Agreement. The Sponsor paid an aggregate of $25,000 for the 7,475,000 Bridgetown 2 Class B Ordinary Shares currently owned by the Sponsor, its directors and certain other advisors and/or affiliates of the Sponsor to whom the Sponsor has transferred Bridgetown 2 Class B Ordinary Shares. Following the Business Combination, each Bridgetown 2 Class B Ordinary Share was converted on a one-for-one
basis to ordinary shares in the Company. In connection with the PIPE Financing, the PIPE Investors (including REA) paid $131,930,680 to purchase an aggregate of 13,193,068 ordinary shares in the Company for $10.00 per share. In July 2018, the KKR Investor agreed to subscribe for 112,000 PropertyGuru Shares exercisable at an exercise price of S$341.60 per share. In connection with the Business Combination, the KKR Investor’s 112,000 warrants in PropertyGuru were exchanged for one warrant in the Company, the exercise of which will result in the issuance of 4,043,411 ordinary shares at a price of $6.92 per ordinary share. The Sponsor paid $6,480,000 to purchase an aggregate of 12,960,000 private placement warrants at a price of $0.50 per private placement warrant, each exercisable to purchase one Bridgetown 2 Class A Ordinary Share at $11.50, subject to adjustment. In connection with the Business Combination, the Sponsor’s 12,960,000 private placement Bridgetown 2 Warrants were exchanged for 12,960,000 warrants of the Company, the exercise of which will result in the issuance of 12,960,000 ordinary shares at a price of $11.50 per ordinary share. For more details on the foregoing transactions, see “
Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.
” On April 27, 2022, the last reported sale price of our ordinary shares as reported on NYSE was $7.47 per share. Holders of our warrants are less likely to exercise their warrants so long as the exercise prices of their warrants exceed the market price of our ordinary shares. There is no guarantee that our warrants will be in the money prior to their expiration, and as such, the warrants may expire worthless.
Given the relatively lower purchase prices that some of our shareholders paid to acquire ordinary shares and exercise prices that some of our shareholders may pay to exercise warrants to acquire ordinary shares in the Company compared to the current trading price of our ordinary shares, these shareholders in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of our ordinary shares at the time that such shareholders choose to sell their ordinary shares. Investors who purchase our ordinary shares in the open market may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price.

The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.
The stock markets, including the NYSE on which our ordinary shares are listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares and warrants, the market prices of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volumes in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market prices of our ordinary shares and warrants decline significantly, you may be unable to resell your ordinary shares and warrants at or above the market price of our ordinary shares and warrants as of the date immediately following the offering. There can be no assurance that the market prices of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Annual Report;

•
actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, cash flows, level of indebtedness, liquidity or financial condition;

•	announcements by us or our competitors of significant business developments;

•	changes in customers;

•	acquisitions or expansion plans;

•	our involvement in litigation;

•	sale of our ordinary shares, warrants or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares and warrants (including the volume of ordinary shares and warrants available for public sale);

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines;

•
other events or factors, including but not limited to those resulting from infectious diseases, health epidemics and pandemics (including but not limited to the ongoing
COVID-19
pandemic), natural disasters, war, acts of terrorism or responses to these events; and

•	general economic and market conditions.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, the Company could incur substantial costs and our management’s attention and resources could be diverted.

We may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of our ordinary shares, which would dilute existing ownership interests and may depress the market price of our ordinary shares.
We may continue to require capital investment to support our business, and we may issue additional ordinary shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of our ordinary shares in certain circumstances.
Our issuance of additional ordinary shares or other equity or convertible debt securities would have the following effects: (i) our existing shareholders’ proportionate ownership interest in the Company may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding ordinary share may be diminished; and (iv) the market price of our ordinary shares may decline.
Furthermore, employees, directors and consultants of the Company and affiliates hold, and are expected to be granted equity awards under the New 2016 Plan (as defined below), the New 2018 Plan (as defined below), the New NED Plan (as defined below), the New Omnibus Plan (as defined below) and/or the New RSU Plan (as defined below). You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for our ordinary shares. See “
Item 6—Directors, Senior Management and Employees—B. Compensation
.”
Our warrants are exercisable for ordinary shares in the Company, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
Warrants to purchase an aggregate of 12,960,000 ordinary shares in the Company are exercisable in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement governing those securities. The exercise price of these warrants is $11.50 per share.
In addition, under the terms of the Novation, Assumption and Amendment Agreement, the Company has assumed all PropertyGuru Warrants outstanding immediately prior to the Amalgamation Effective Time, and converted these PropertyGuru Warrants into a warrant to purchase 4,043,411 ordinary shares in the Company at a price of $6.92 per share, subject to certain adjustments set forth in the Novation, Assumption and Amendment Agreement.
To the extent such warrants are exercised, additional ordinary shares in the Company will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares. However, there is no guarantee that our warrants will be in the money prior to their expiration, and as such, the warrants may expire worthless.
If securities or industry analysts do not publish or maintain research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of the Company, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage or, if one or more of the analysts who cover the Company downgrade their assessment of the Company or publish inaccurate or unfavorable research about our business, the market price and liquidity for our ordinary shares could be negatively impacted.
Future resales of our ordinary shares by our shareholders may cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
The ordinary shares registered for resale on our registration statement on Form
F-1
filed with the SEC on April 14, 2022 (Registration
No. 333-264294)
(including ordinary shares underlying warrants) constitute 91.7% of our ordinary shares issued and outstanding as of April 14, 2022. Certain shareholders will be able to sell their ordinary shares for so long as the registration statement is available for use or pursuant to an exemption from registration under the Securities Act. Although certain shareholders are subject to restrictions regarding the transfer of their securities, these shares may be sold after the expiration of the applicable lock up periods. The market price of our ordinary shares could decline if these shareholders sell a significant portion of our ordinary shares or are perceived by the market as intending to sell them.

Pursuant to the PropertyGuru Shareholder Support Agreement and the Sponsor Support Agreement, certain of our shareholders are restricted, subject to certain exceptions, from selling any of our ordinary shares that they receive as a result of the Business Combination, which restrictions will expire and therefore additional ordinary shares in the Company will be eligible for resale as follows.

•	under the PropertyGuru Shareholder Support Agreement, on the earlier of:

○	September 13, 2022; and

○
the date on which the Company completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares in the Company for cash, securities or other property following the consummation of the Business Combination.

•	under the Sponsor Support Agreement, on the earlier of:

○	March 17, 2023;

○
the date on which the Company completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares in the Company for cash, securities or other property following the consummation of the Business Combination;

○
the date on which any of the KKR Investor and/or the TPG Investor Entities transfers any equity security of the Company or the date that any of their transferees (which received equity securities of the Company pursuant to the last sentence of this subsection) transfers any equity security of the Company. Notwithstanding the foregoing, this subsection shall not be triggered by a transfer by any of the KKR Investor and/or the TPG Investor Entities permitted under section 4.5(a) of the PropertyGuru Shareholder Support Agreement; and

○
the first date on which the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 150 days after the consummation of the Business Combination.

Subject to the PropertyGuru Shareholder Support Agreement, certain shareholders party thereto may sell ordinary shares in the Company pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, waiting until December 7, 2022, which is one year from the date that the Company filed Form 10 information (as defined in Rule 144 under the Securities Act).
Upon expiration or waiver of the applicable
lock-up
periods, where applicable, certain of our shareholders may sell large amounts of ordinary shares in the Company in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the Company’s share price or putting significant downward pressure on the price of our ordinary shares.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we have and will continue to incur additional legal, accounting and other expenses. We are now subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing requirements and other applicable securities rules and regulations. These expenses may increase even more if we no longer qualify as an “
emerging growth company
,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to obtain such coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and risk committee, remuneration committee and nominating committee, and qualified executive officers.
We may in the future be subject to threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could have an adverse effect on our business, financial condition, results of operations and prospects.
We are an “emerging growth company” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares held by non-affiliates
exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible
debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding
advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form
10-Q
containing unaudited financial and other specified information, and current reports on Form
8-K,
upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our ordinary shares less attractive because we rely on these exemptions. If some investors do find our ordinary shares less attractive as a result, there may be a less active trading market and share price for our ordinary shares may be more volatile.
We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form
10-Q
and current reports on Form
8-K
with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about the Company than you would receive about a U.S. domestic public company.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made on June 30, 2022.
In the future, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, including costs related to the preparation of financial statements in accordance with U.S. GAAP, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the law of the Cayman Islands, the Company conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.
The Company is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and conducts a majority of its operations through its subsidiary, PropertyGuru, outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise and it will be difficult to effect service of process within the United States upon our officers or directors, or enforce judgments obtained in United States courts against our officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and Southeast Asia markets would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, our corporate affairs are governed by the Amended Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like the Company have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the Amended Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but the Company is not obliged to make them available to the shareholders (subject to limited circumstances in which an inspector may be appointed to report on the affairs of the Company). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Certain corporate governance practices in the Cayman Islands, which is the Company’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
The ability of our subsidiaries in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.
The Company is a holding company, and our subsidiaries are located throughout Southeast Asia in Vietnam, Thailand, Singapore, Malaysia and Indonesia. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from our subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets.

It is not expected that the Company will pay dividends in the foreseeable future.
It is expected that the Company will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that the Company will pay any cash dividends in the foreseeable future.
Our board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that the ordinary shares in the Company will appreciate in value or that the trading price of the shares will not decline. Holders of the ordinary shares in the Company should not rely on an investment in ordinary shares in the Company as a source for any future dividend income.
Risks Relating to Taxation
We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or warrants.
Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” (a “
PFIC
”). If we are treated as a PFIC for any taxable year during which an investor subject to U.S. federal income taxation holds shares, the investor may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of our ordinary shares or warrants, or upon the receipt of distributions (including deemed distributions) in respect of our ordinary shares or warrants.
Based on the current and anticipated value and composition of our income and assets, including the income and assets of our subsidiaries, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. Whether we are a PFIC for any taxable year, however, is a factual determination that must be made annually after the close of the taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, our PFIC status may depend on how quickly we use the cash we received in the Business Combination and any future cash we receive including upon exercise of the warrants. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. No rulings from the U.S. Internal Revenue Service, or the IRS have been or will be sought with respect to our status as a PFIC. If the IRS were to assert that, contrary to our expectation, we are a PFIC in the current taxable year or a future year, there would be adverse tax consequences to investors. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC. Please see “
Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company
.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
PropertyGuru Group Limited is an exempted company limited by shares incorporated under the laws of Cayman Islands on July 14, 2021. The Company was formed for the sole purpose of effectuating the Business Combination contemplated by the Business Combination Agreement. In connection with the Business Combination, upon Closing, (i) Bridgetown 2 merged with and into the Company (the “Merger”), with the Company being the surviving entity; and (ii) following the Merger, Amalgamation Sub and PropertyGuru amalgamated and continued as one company, with PropertyGuru being the surviving entity and becoming a wholly-owned subsidiary of the Company. The Business Combination was consummated on March 17, 2022.
Prior to the Business Combination, the Company had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings.
The mailing address of the Company’s principal executive office is Paya Lebar Quarter, 1 Paya Lebar Link,
#12-01/04,
Singapore 408533, and our telephone number is +65 6238 5971. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, and their telephone number is +1 (302)
738-6680.
Our principal website address is www.propertygurugroup.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as the Company, at http://www.sec.gov.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see “
Item 5.
Operating and Financial Review and Prospects
—
B. Liquidity and Capital Resources
—
Capital Expenditures
.”
Our History and Corporate Structure
We began operations as a digital property classifieds marketplace in Singapore in 2007. Our growth story has been characterized by gaining market share through a high-quality product offering and continued innovation, underpinned by strategic investments. The list below provides an overview of key events in our history.

2007	Founded in Singapore by Stephen Nicholas Melhuish & Jani Rautiainen

2008	Investment from angel investors

2011	Initial expansion into Malaysia, Indonesia and Thailand

2012	Strategic investment by Deutsche Telekom and Immobilienscout24

2015	Acquired eProperty Track (now PropertyGuru FastKey) to build sales process automation capability

Acquired RumahDijual.com real estate portal to solidify leadership in Indonesia

Investment by the TPG Investor Entities, Emtek, and Square Peg Capital

2016	Acquired Asia Property Awards to strengthen developer relationships and marketing solutions

Expanded into Vietnam with strategic 20% investment in Batdongsan.com.vn

Hari V. Krishnan appointed as CEO

2018	Investment by the KKR Investor

Acquired 100% ownership of Batdongsan.com.vn

2019	Launched PropertyGuru Lens and Home Loan Pre-Approval

2020	Acquired MyProperty Data to gain access to a data analytics platform in Malaysia

Launched home mortgage marketplace, PropertyGuru Finance

Closed Series E and Series F funding rounds

2021	BT2 announced that it would enter into the Business Combination with PropertyGuru

Through the acquisition of the Panama Group, acquired iProperty.com.my, thinkofliving.com and Prakard.com to add to the portal businesses in Malaysia and Thailand, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia

2022	Completed the Business Combination
B. Business Overview
Overview
We are the leading PropTech company in Southeast Asia, with leading Engagement Market Shares in Singapore, Vietnam, Malaysia and Thailand, based on SimilarWeb data between July 2021 and December 2021. We strive to be the trusted advisor to every person seeking property by making finding a home as straightforward, transparent and efficient as possible. Our platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital, marketing and sales process automation software services for developers; (3) a mortgage marketplace and brokerage; and (4) a data-provision business for consumers, agents, developers and banks.

We leverage data and technology to create a trusted and transparent digital property marketplace. Our digital property classifieds marketplaces provide agents, developers and property seekers access to real estate data and online tools to help them with their property goals throughout their property transaction journey. We primarily do this by connecting home buyers and renters with agents and developers on our desktop and mobile app platforms, which are underpinned by data analytics and compelling experience design. Our customers are primarily agents and developers who advertise residential and commercial properties for sale or rent in our Priority Markets.
Our home mortgage marketplace, PropertyGuru Finance, matches property buyers in Singapore to suitable mortgages that are advertised by banks on our platform and brokered by us. In connection with our mortgage brokerage business, we have referral arrangements with a number of major banks in Singapore, which allows us to offer property buyers competitive bank rates and service with our trusted partner banks.
Through our data services business, PropertyGuru DataSense, we provide data services to agents through our customer website and apps. Customers are able to track the transaction and market prices of properties. In December 2020, we acquired MyProperty Data Sdn Bhd (“
MyProperty Data
”), a Malaysia-focused data analytics platform. In Malaysia we provide valuation tools to developers, agents, banks and property valuers.
We also operate the PropertyGuru Asia Property Awards, our awards and events business. We source entries from thirteen markets across Asia and organize annual awards ceremonies in eight of these markets to assess and honor top developers for their achievements each year. Our Awards categories include residential and commercial developments, architecture, design, sustainable building techniques and corporate social responsibility. In addition to generating a strong revenue stream from our developer customer base, our awards and events business allows us to strengthen relationships with key industry players, which we believe creates long-term strategic benefits for PropertyGuru.
We built our presence in Southeast Asia through organic growth and strategic acquisitions to enhance our revenue growth and diversify our offerings. Our organic growth has been driven by our focus on expanding our marketplace through innovation, and developing new products and services that help us stay ahead of the evolving needs of our markets. These innovations include PropertyGuru Lens, an app that allows users to search for property in the real world through their smart phone camera, PropertyGuru StoryTeller, an immersive content experience to help Singapore real estate developers market and sell their offerings virtually, and Home Loan
Pre-Approval,
a Fintech solution that allows Malaysian home seekers to check mortgage eligibility online.
Our strategic acquisitions have sought to extend the depth and reach of our products and services. In 2015, we acquired our SaaS-based sales automation solution, PropertyGuru FastKey, which is used by developers to enable end-to-end
project management from launch to sales conversion. Since the end of 2019, we have made transformative investments in technology, products and markets that we believe will further strengthen our market leadership and accelerate our growth through the recovery from the
COVID-19
pandemic. On August 3, 2021, through our acquisition of the Panama Group, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand property portal businesses, iProperty.com.my, thinkofliving.com and Prakard.com, to solidify our leadership in those markets, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia.
We believe that we are uniquely positioned to capture the significant opportunities created by favorable, long-term macro tailwinds of urbanization, growing affluence and digitalization in Southeast Asia. Southeast Asia is estimated to become the fourth largest economy in the world by 2030 with a vibrant pool of increasingly affluent property seekers, according to the Singapore Business Review. This growth is expected to be driven by urbanization, middle class expansion and digitization.
Our headquarters are in Singapore. As of December 31, 2021, our platform connects more than 38 million property seekers monthly, based on Google Analytics data between July 2021 and December 2021, to more than 57,000 agents in our digital property marketplace of more than 3.3 million real estate listings.

Our Strengths
Our mission is to continue strengthening property seekers’ engagement with our platforms and developing and providing market-first technology-based products and services to our customers in our Priority Markets to help them make more confident decisions. We have the following competitive strengths:
Leading market positions across five Priority Markets
Our digital property marketplaces have leading market shares in Singapore, Vietnam, Malaysia and Thailand in terms of Engagement Market Share: 79% in Singapore (4.6 times more than our closest peer); 71% in Vietnam (2.5 times more than our closest peer); 95% in Malaysia (19.8 times more than our closest peer); 62% in Thailand (3.1 times more than our closest peer); and 32% in Indonesia (0.5 times more than our closest peer), based on SimilarWeb data between July 2021 and December 2021. We have multiple well-established brands that are synonymous with real estate listings in Southeast Asia, with organic traffic representing 82% of the traffic to our platforms, based on Google Analytics data between July 2021 and December 2021.
Our digital property classifieds marketplaces benefit from network effects created by a “virtuous cycle,” in which a large number of property seekers engaged with an online marketplace attract a large number of agents, developers, vendors and landlords, and vice versa, which in turn helps enhance the scale and market positions of in our Priority Markets. This is consistent with the evolution of the online property advertising industry in developed markets such as Australia and the United Kingdom, where the industry has consolidated into two or three main companies that share a significant majority of online property advertising revenue.
Attractive business model leading to strong financial profile
Our online property listing marketplaces use a tiered subscription model to enable agents to advertise properties and help them match buyers and tenants in all our markets. In Vietnam we have a tailored pay per listing model as well as a range of depth products that help to drive our yield for the Vietnam marketplace by allowing agents to improve the ranking of their listings and/or make their listings more attractive to consumers. We offer a broad suite of services for developers across our markets, including digital advertising and software solutions to support their sales and marketing needs, and awards and events to help feature and promote their projects. Our fast-growing Fintech business, which is based on commissions for loan origination and digital advertising services for lenders, helps address the opaque, slow and manual bank mortgage process and unfamiliarity of agents with mortgage products. We deliver smart home financing solutions that digitally integrate the home financing ecosystem and leverage customer data to deliver and extract economic value over the customer lifetime.
Focus on technology and innovation
Our ongoing investment into our platforms by scaling our product and technology teams is the key enabler to sustained innovation, and this has allowed us to continue developing proprietary technology platforms, with innovative features and functionality to deliver our agent and developer clients and property seekers a better experience. Our platforms have been developed to operate efficiently across different markets in multiple languages and currencies and with integrated mobile and other technology capabilities. Our business is underpinned by constant technological innovation and investment. We have three pillars of innovation through (i) artificial intelligence and machine learning, (ii) immersive content (through PropertyGuru FastKey) and (iii) our SaaS sales process automation solution. With artificial intelligence and machine learning, we provide tailored recommendations to enhance user experience and improve the quality of our property photos through sophisticated image moderation. With immersive content we deliver guides to the ‘green’ credentials of a listing and PropertyGuru Lens—an
AI-driven
tool to allow users to search property through their smartphone camera. Our PropertyGuru FastKey platform is sales process automation software that has evolved into a tool for developers to digitize and optimize their sales processes. We are also investing in our Fintech and data services.
Successful growth through strategic acquisitions
We have supplemented our organic growth initiatives with a number of strategic acquisitions in recent years that have primarily been executed to accelerate market penetration in our Priority Markets and to further integrate the breadth of our product offerings in, and to fast-track expansion into, new markets. Our significant acquisitions between 2015 and 2021 include:

•	PropertyGuru FastKey to strengthen new project sales capability (July 2015);

•	RumahDijual to solidify market position in Indonesia (December 2015);

•	Asia Property Awards to strengthen relationships with senior management of developers and offer a comprehensive developer marketing solution (January 2016);

•	Batdongsan.com.vn (20% stake in 2016 and 100% ownership in October 2018) to gain access to Vietnamese property market;

•	MyProperty Data (December 2020)—data analytics platform in Malaysia; and

•
The Panama Group acquisition, through which we acquired iProperty.com.my, thinkofliving.com and Prakard.com to add to the portal businesses in Malaysia and Thailand, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia.

We have grown through expanding beyond Singapore, increasing our number of agents and increasing ARPA across each of our Priority Markets (excluding Vietnam where we operate a pay-as-you-go
model and focus on increasing the number of listings and revenue per listing). We have a strong track record of M&A integration, with our operations in Singapore, Thailand, Indonesia and Malaysia (excluding the recently acquired Panama Group) using a common technology platform and a single source code where applicable, which provides scale efficiencies and gives us speed-to-market
with new products and developments. While our Vietnam business currently operates its own technology platform, we plan to integrate it into our common technology platform over time.
“Digital native” senior leadership team with a long term vision and culture of innovation
We are led by a highly experienced management team with deep technology expertise. Our management team has a proven track record and is well-placed to deliver our focused strategy going forward. Our CEO, Hari V Krishnan, joined us in 2016, having previously held the role of Vice President, APAC & Japan at LinkedIn, growing their Asia business. Joe Dische, our CFO, joined us in 2018, having previously held the position of CFO at
ASX-listed
iCar Asia. Both Hari and Joe have significant strategic, financial and technology-related experience across Asia. Our Company has continued its investment in human capital, building out a market leading executive team around Hari and Joe, with deep technology, finance, and business experience in the digital sector. We believe that our investment in human capital will allow the Company to continue its track record of growth and innovation.
Our Growth Strategy
Technology innovation underpinning growth
Technology development and product innovation are central to our growth strategy. Our three pillars of innovation through (i) artificial intelligence and machine learning, (ii) immersive content and (iii) our SaaS sales process automation solution (through PropertyGuru FastKey), complement our existing technology platform. We intend to continue focusing on technological innovations, including expanding our depth products offering to enable our customers to further differentiate their property listings and advances in our Fintech and data services.
Agent/agency initiatives
In Singapore, we are shifting our focus to driving significant ARPA growth based on the
“up-sell”
of
higher-tier
subscription packages to deliver enhanced value and increased innovation to enhance depth product penetration. We are in a high growth phase in Vietnam, where we believe there is substantial opportunity for continued expansion through customer acquisition, growth in the number of listings with increasing demand, and increased average revenue per listing. In Malaysia, Indonesia and Thailand, our near-term focus is on enhancing our property seeker proposition to increase our agent base, and looking to improve monetization by increasing ARPA across our agent base through increased penetration of depth products. In Malaysia and Thailand we are also focused on the integration of our business with the recently acquired Panama Group.
Developer proposition
Our key focus includes continued innovation and product development of PropertyGuru FastKey and increased executive engagement with top regional developers, supported by our award shows and events. We expect that growth will continue to be supported by the migration from offline to online advertising as developers in our Priority Markets continue to increase their online advertising expenditure. We are also integrating our data solutions.

Strategic acquisitions
Strategic acquisitions remain a core component of our growth strategy. We intend to continue supplementing our organic growth initiatives with strategic acquisitions to further integrate the breadth of our product offerings in our markets. We will continue to assess acquisition or partnership opportunities to enter new markets or strengthen our product offerings, including potentially funding further acquisitions into direct adjacencies as described below. See “—
Pursuing adjacent growth opportunities
.”
Pursuing adjacent growth opportunities
We have identified a number of potential adjacent growth opportunities such as data, Fintech, home services (including contractor and moving services) and developer operating systems. We see Fintech and data services as near-term opportunities for expansion.
Accessibility of home financing and insurance solutions in our Priority Markets is significantly behind that of more developed markets, where the prevalence of mortgage broking is a key component of these markets. Our priority is to expand our mortgage business in Singapore given the country’s more mature financial ecosystem. We plan to do so through innovation, partnerships with other industry players (e.g. banks), cross-selling of financial services such as insurance, and potentially acquiring suitable targets. We aim to expand our Fintech business in other Priority Markets in the future.
We believe there is a significant opportunity for us to expand our business through the development or acquisition of data capabilities. Data is already being leveraged for services such as automated property valuation, which provides property owners and seekers and finance parties indicative property prices and helpful insights on their transaction enquiries; strategic developer advice; and property transaction volume demand planning. Elements of these tools may be extended across all of our Priority Markets over time.
Acquisition of the Panama Group
On August 3, 2021, we completed the acquisition of the Panama Group, pursuant to which we allotted and issued to REA new ordinary shares in our capital comprising an 18.0% equity interest in our enlarged company. REA is also entitled to appoint one director to our Board and has appointed Owen Wilson as a director of the Company.
The Panama Group operates the following:

•
iProperty.com.my, an online property portal in Malaysia. iProperty.com.my is the second-leading portal in Malaysia (after PropertyGuru) in terms of total site property listings for 2021, with 5.9 million listings. iProperty.com.my is also the second-leading portal in Malaysia (after our Company) in terms of Engagement Market Share, based on SimilarWeb data;

•
Brickz.my, an online data platform providing property transaction data in Malaysia. Brickz.my compiles officially recorded transactions from sources in Malaysia and provides this information to customers for a fee (for single reports on a particular project/township or for subscriptions) or for free on its website (for the latest available 10 past transactions for any projects/townships). The data insights provided by Brickz.my are also available to subscribers of iPropertyPRO, thereby providing property agents with valuable insights into the property market, which helps them make better-informed decisions;

•	Thinkofliving.com, a property review site in Thailand. thinkofliving.com has Engagement Market Share of 5% based on SimilarWeb data between July 2021 and December 2021; and

•	Prakard.com, a property marketplace in Thailand with an Engagement Market Share of 1% based on SimilarWeb data between July 2021 and December 2021.
The property portals operated by the Panama Group had more than 10,000 agents and more than 6 million property seekers as of December 31, 2021, which brings the total number of agents across our platforms to more than 57,000 and the total number of property seekers across our platforms to more than 38 million, based on Google Analytics data between July 2021 and December 2021.

Our acquisition of the Panama Group establishes Malaysia as a third large growth market for our Company and brings significant synergies to us. We believe that our acquisition of the Panama Group will bolster our ability to provide property seekers with transparent and easy access to the most comprehensive set of data, actionable insights, and services to support their home ownership aspirations in Southeast Asia. We also believe that the acquisition will accelerate our ambition of becoming the “Trust Platform” for the property ecosystem—a platform that connects Southeast Asia’s property markets into an efficient ecosystem that builds trusted relationships between agents, consumers, developers, valuers and banks by driving greater transparency and efficiency.
The transaction also provides support from REA Group, a global PropTech platform, as a strategic shareholder. As part of the PIPE Investment, REA has made an additional $51.9 million equity investment in the Company, which includes REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru.
Our Products and Services
We are an operator of property portals in Southeast Asian countries, namely Indonesia, Malaysia, Singapore, Thailand and Vietnam. Property portals are online marketplaces that provide a platform for the advertising of real estate (including residential, commercial and industrial properties) for sale or lease by real estate agents, property developers and in some cases by individual vendors. Property portals provide access to a much wider range of properties than is available on the websites of individual estate agents or developers, and with advanced search functionality, allow property buyers to filter properties based on individual requirements and easily search for appropriate properties while providing content to guide and advise buyers. For property advertisers, portals offer access to a much larger group of potential buyers than can be achieved through personal contacts and direct marketing.
Our business provides a range of products and services for agents/agencies, developer and financial institutions customers. We primarily offer tiered-subscription packages to our agent/agency customers that give them access to our digital property classifieds marketplaces, generating opportunities for them to rent or sell properties to property seekers. Our offering to developers primarily consists of digital advertising on our websites, participation in annual award shows and events and our sales process automation and data products.

(1)	These Agents pay annual upfront fees that generally may not be refunded after the initial 30 day trial period has elapsed so are considered recurring.
(2)	Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance.

Agents Business
Our agents business provides products and services to agents and some select agencies through our digital property classifieds marketplaces. Currently in our Priority Markets, property owners typically do not work exclusively with a single agent, and it is permissible for multiple agents to market a single property. As a result, we focus on developing relationships with and generating revenue from individual agents, rather than competing for individual property listings, as is common in developed markets like Australia. Based on our last six months average as of December 31, 2021, we have over 57,000 agents in our Priority Markets.
Our revenue model is predominantly subscription-based, where agents currently pay upfront fees for an annual subscription that provides them with a number of advertising (“
Ad
”) credits. In all our Priority Markets other than Vietnam, agents can currently select one of our annual subscription packages, with each subscription package providing a different number of concurrent listings, Ad credits, functionality of data and premium features. Higher tier subscription packages offer access to more features and a greater volume of Ad credits.
Agents can use Ad credits to list properties and purchase depth products to increase the prominence of their listings on our digital marketplaces. Agents can purchase additional discretionary Ad credits as they utilize those included in their subscription package, or they can purchase certain products directly on a cash basis.
Upfront fees are not generally refunded after an initial 30 day trial period has elapsed. Agents can currently upgrade their subscription package at any time during the term of their subscription but can only downgrade during the month when their subscription is due to expire. Ahead of a price increase, agents can either (i) avail themselves of an “early bird renewal” option and renew their subscription one month ahead of the scheduled price increase at current prices or (ii) upgrade their subscription early to a higher package at current prices. The early bird renewal option is only available to those agents whose subscription is due to expire in the month when the price increase will take place.
We believe we have a significant opportunity to increase our ARPA across all of our Priority Markets (except Vietnam where we operate a different business model). Increases to ARPA are driven by headline price increases in subscription packages, variable pricing of depth activities and discretionary credits. Increases are also a function of agents increasing their online marketing expenditure to take up premium products. Our strategy to increase agent subscription revenue is to focus on renewals across our subscriber base, while continually optimizing current subscription packages to upsell our products and services to our subscriber base. Our strategy to increase agent discretionary revenue involves encouraging agents to differentiate their listings through the purchase of depth products that offer them branding and listing promotions solutions. Capitalizing on a competitive advertising market, our strategy is to continue to invest in and introduce a wider variety of depth products that stimulate higher discretionary spending and drive growth in ARPA.
In Vietnam, we offer a
pay-as-you-go
model, whereby agents pay for each individual property listing and additional features as required. This model is specific to the Vietnamese market, where there is a large number of agents that are part-time or casual, and therefore their ability to finance annual subscriptions is currently limited. We have no immediate plans to change this approach which provides a low barrier to entry for part-time or casual agents and encourages industry participation.
Our higher-margin depth products have become an attractive offering to complement an agent’s standard listings. Depth products include:

•	Featured Agent, which provides agents and developers with exposure in a particular development or area;

•	Turbo, which provides increased listing exposure through listing placement at the top of the search, larger photos and additional content;

•	Boosts, which boost listings to the top of the search page for a period;

•	Reposts, which involve the reposting of existing listings so that the expiry date of the listings will be automatically extended, raising its position in search results; and

•
‘Boosts’, ‘Reposts’ and ‘Turbo’ can be purchased using discretionary credits, while ‘Featured Agent’ and similar products, can only be purchased individually. Depth products provide an encouragement for agents to either upgrade their base subscription package or buy more discretionary Ad credits. Agents are charged additional fees for these services.

Our Singapore business has seen continued
take-up
of depth products, including ‘Featured Agent’ and Boost. However, this take-up
is still below comparable businesses in developed markets such as Australia and the United Kingdom where premium products have been a significant source of advertising revenue growth. We believe that there is significant potential to increase depth product revenues in our new and existing agent base in Singapore but also in Malaysia, Thailand and Indonesia, where depth product penetration has been lower.
An example of our tiered subscription pricing model and the inclusions within these packages is set out below, as of April 2022. This example shows our Singapore subscription packages. Our subscription packages are similar across all of our Priority Markets with the exception of Vietnam—which operates under a pay-as-you-go
model.

Developer Business
Our developer business provides developers with access to our Awards / Events and Digital advertising / software solutions.
Our awards and events business, which is an integral component of our developer business, is one of the largest property awards series in Asia based on the number of markets covered and consists of an independent judging panel of industry experts in each market. Our awards and events business sources entries from thirteen markets across Asia. The awards and events business generates revenue by assessing residential and commercial properties and organizing annual property awards events (physical and digital) in various countries to honor top developers. Winners are entitled to use the official PropertyGuru Asia Property Awards logo in their external marketing materials and are provided with digital marketing packages. In addition to providing a strong revenue stream from our developer customer base, the awards and events business provides long-term strategic value by allowing PropertyGuru to build strong relationships with developers. Our awards and events business, PropertyGuru Asia Property Awards, contributed S$5.8 million and S$6.2 million to our revenue in 2020 and 2021, respectively.
We also host real estate events including showcases and exhibitions at which developers can buy booths to promote their businesses and recent property developments. In recent times these events have become digital and showcase property from across the Southeast Asian region.
Our customer base includes developers that utilize our digital property classifieds marketplaces for advertising, content marketing and performance products. Our developer business model is predominantly based on display advertising and content marketing, which increases property seekers’ awareness of our developers’ customers’ brands, leading to sales enquiries. Developers pay us fees based on the duration as well as the prominence of advertising. Our performance products, which consist of prominent homepage placement and audience targeting, are charged on a fee per lead basis. Developers use PropertyGuru FastKey to automate multiple parts of their sales process from sales collateral delivery, tracking the performance of various sales channels, digitizing document generation, accepting real-time bookings and accessing an agent marketplace to ensure faster sales of their new projects.

We see a significant opportunity to increase advertising share within our developer customer base, as these customers are still at the early stages of moving their advertising spends from offline (print, outdoor, events) to online solutions. Currently, we have paying developers across sixteen markets (including our awards and events business business).
Despite the significant amount of new property developments in our Priority Markets, we currently only have a small share of developer advertising expenditure in those markets, primarily because developers still allocate significant advertising expenditure to offline media.
We believe that the transparency of the developer’s marketing performance on online channels versus offline mediums, and the ability to access larger and easily-segmented audiences, will lead to more developer expenditure moving online. We expect that this transition will be further supported by the increase in cross-border transactions, which has seen developers actively seeking to attract foreign investors. These foreign investors can be more effectively targeted and reached through online advertising.

Our Platform and Technology
Platform overview
We operate desktop web, mobile web and mobile application platforms across all our Priority Markets. Our mobile web and mobile application platforms are our primary driver of user engagement, with approximately 75% of traffic to our platforms coming from mobile in the six months ended December 31, 2021.
We use a common multi-tenant technology platform and single source code in each of our Priority Markets except in Vietnam and the recently acquired Panama Group. This provides scale efficiencies, and gives us speed-to-market
with new products and developments. In each Priority Market, the platform is localized, including in terms of language and currency and certain market-specific features and configurations.
Our Vietnam business currently operates on its own technology platform. This strategy currently suits our business in Vietnam given the stage of the business and the market structure (both payment model and agent structure) relative to our other Priority Markets. As the Vietnamese market matures, we may seek to integrate the business into our common technology platform.
Our technology platform design is centered on three key user groups—property seekers, agents and developers.
For property seekers, our business has a desktop web, mobile web and mobile application consisting of a user-friendly interface and layout. Our business across our Priority Markets has over 3.3 million monthly real estate listings, based on data between July 2021 and December 2021, as well as extensive content to help property seekers better understand the market. Our property seeker platform includes a streamlined and intuitive navigation flow, powered by artificial intelligence, to optimize the user search experience. Our platform has the capability to personalize user experience based on usage history so users can quickly resume searches and find relevant content, which provides a seamless experience for returning users. This functionality is complemented by tailored content for our rental and sales offerings. We utilize augmented reality technology to provide property seekers with immersive content experiences such as PropertyGuru Lens.
Our technology platform for agents is underpinned by
easy-to-use
online marketplaces, where agents can view and update their current listings, add new listings and are given access to data analytics tools that help them understand the performance of their marketing process. Some of our discretionary depth products are integrated into the platform providing features such as email alerts, display rankings or enhanced listings. The platform also supports online payments for depth product purchase (e.g. Ad credits) by agents to enhance the convenience and ease of purchase.

Our SaaS-based sales automation solution PropertyGuru FastKey is used by developers to distribute content, as well as to manage their salesforce and leads. Developers use this software to automate multiple parts of their sales process from sales collateral delivery, tracking the performance of various sales channels, digitizing document generation, accepting real-time bookings and accessing an agent marketplace to ensure faster sales of their new projects. In addition to allowing developers to centralize key project processes, this software gives them access to rich media content and enables the creation of compelling and interactive presentations to entice buyers.
PropertyGuru FastKey also has an agent outreach functionality that gives developers a marketplace for agents across the region, as well as transaction automation that provides live tracing and forecasting of inventory, eBooking to support online payment processing and other features including process automation tools and a direct property seeker online booking system.
Product development
We have developed proprietary, scalable technology platforms, with features and functionality designed to deliver our agent and developer clients and property seekers a great user experience. Our platforms have been developed to operate efficiently across different markets in multiple languages and currencies and with integrated mobile and other technology capabilities.
Our business is underpinned by constant technological innovation and investment. We have three pillars of innovation through (i) artificial intelligence and machine learning, (ii) immersive content and (iii) our SaaS sales process automation solution (through PropertyGuru FastKey).
Artificial Intelligence and Machine Learning
We have developed software that leverages artificial intelligence to make every property search a highly personalized and intuitive experience. Our on-site
discovery capability is driven by our proprietary Artificial Intelligence Recommendation Engine (“
AIRE
”), which we launched in April 2018. Our AIRE allows us to recommend a property based on property seekers’ preferences and behaviors. Underpinning this are machine learning algorithms, which have been trained to recognize behavioral cues to determine the kind of properties that could be of best interest to the user. As AIRE learns more about each user’s unique needs and preferences, the platform will become increasingly tailored, smarter, and more accurate. As property recommendations to the user improve, the user experience is enhanced through increased engagement, which allows us to more easily retain those users.
In addition to enhancing our search capabilities via AIRE, artificial intelligence plays an integral role in the ongoing moderation and quality control of content via our proprietary Quality Photos Guide. Internal data analytics have shown us that listings with images containing face/text overlays generate fewer leads, and some images on listings are “broken” where only a partial portion of the image can be seen. Using artificial intelligence, we automatically scan uploaded images and flags problematic images. The listings are then assigned a quality score based on the analysis, after which agents are alerted to problematic images, and given tips on how best to improve their images and listing performance. This process allows for significantly better listing performance, and our
AI-driven
solution seeks to ensure that all images uploaded by agents comply with contemporary property seeker expectations on image quality. The technology extends beyond images, and is also being used to analyze text in listings.
Immersive Content
Our search capability is further enhanced through the use of augmented reality technology. In January 2019, we launched PropertyGuru Lens, a visual search solution that allows users to search properties by simply using the camera on their smartphone. Powered by augmented reality, artificial intelligence and machine learning technologies, PropertyGuru Lens works by analyzing the visual and geo-spatial
data collected through the user’s mobile device to perform different tasks. The solution identifies the building and then give users the property listings of all units that are available for purchase or rent, all in real-time. PropertyGuru Lens is currently available in Singapore, and we expect to continue developing and improving this technology in the near future.

In May 2020, we launched a new digital feature, StoryTeller, that allows
360-degree
walkthroughs of a project, its units and the surrounding cityscape. StoryTeller is part of PropertyGuru FastKey, and will allow developers to go to market as soon as their project is approved, without the need to wait for the construction of its show flat or sales gallery. With the
VR-powered
experience powered by StoryTeller, property seekers can easily move through the interiors and exteriors of projects, including their surroundings, facilities and street views—enabling them to compare various projects at their convenience and make confident property decisions. Property seekers can also view, select and even register interest for a unit based on their preference and as per real-time inventory availability in the project. In addition, StoryTeller enables agents to host viewings and close deals remotely. With the reshaping of consumer behavior from social distancing measures implemented amid the
COVID-19
pandemic and virtual becoming the new normal, we believe that the integration of StoryTeller into PropertyGuru FastKey will enhance the consumer experience by enabling immersive digital experiences and bring greater transparency and flexibility for all in the property ecosystem.
In January 2021, we launched our new feature in Singapore, the PropertyGuru Green Score, which assigns a sustainability rating to properties listed on our platforms. By partnering with Reomnify, a location data intelligence platform, we have devised the PropertyGuru Green Score based on the number of Mass Rapid Transit (MRT) train stations and bus stops within 400 meters and the number of sustainability awards received by the project at PropertyGuru Asia Property Awards. With a rating of one to five, properties are rated from Average to Good and Excellent, and the PropertyGuru Green Score is displayed prominently on our property listings. Through the PropertyGuru Green Score, we hope to encourage Property Seekers to choose eco-friendly
homes, recognize sustainable housing projects and developers, and raise awareness around green living.
SaaS Sales Process Automation Solution (PropertyGuru FastKey)
Developers use PropertyGuru FastKey to distribute content, as well as manage their salesforce and leads. This software allows developers to centralize key project data, as well as offer rich media and promotions content. PropertyGuru FastKey contributed S$1.0 million and S$0.5 million to our revenue in 2020 and 2021, respectively. For more information, see “—
Our Platform and Technology—Platform Overview
.”
Our Priority Markets
Singapore
We began operations as a digital property classifieds marketplace in Singapore in 2007. We have the largest market share among digital property marketplaces in Singapore with 79% Engagement Market Share (4.6 times more than our closest peer), based on SimilarWeb data between July 2021 and December 2021. Organic traffic represents 89% of the traffic to our platforms in Singapore, based on Google Analytics data between July 2021 and December 2021. Our Singapore business contributed S$47.6 million and S$58.1 million of our revenue in 2020 and 2021, respectively.
Our Singapore business is in a phase of increasing profitability, whereby having acquired the majority of the agent market we are now primarily focused on increasing ARPA through pricing measures and increasing depth products penetration to enable our customers to further differentiate their property listings. We focus on renewals among high-value, loyal subscribers and upselling agents to move up to higher tier subscription packages.
Furthermore, given the relatively mature nature of the Singapore market, we believe that agents need to differentiate their listings. We seek to capitalize on this need by introducing a wider range of depth products to allow agents to increase the prominence of their listings. We continue to invest in brand-building and maintaining strong positions in organic search rankings in critical online channels such as Google and Facebook to help maintain our market leadership. We do this through search engine optimization techniques rather than through paid advertising.
We also own CommercialGuru.com.sg (“
CommercialGuru
”), a marketplace for office space, retail and industrial property. CommercialGuru provides a directory of commercial properties as well as leads for commercial services, including financial and household maintenance services. It also provides commercial property resources, market news and research reports.

Vietnam
We first entered the Vietnamese market in 2016 when we acquired a 20% stake in the holding company of Batdongsan.com.vn, the leading digital property marketplace in Vietnam. In 2018, we increased our 20% shareholding in the Vietnamese legal holding structure to fully consolidate the business from an accounting perspective. Batdongsan.com.vn has the largest market share among digital property marketplaces in Vietnam with 71% Engagement Market Share (2.5 times more than its closest peer), based on SimilarWeb data between July 2021 and December 2021, underpinned by high organic traffic and a strong brand. Organic traffic represents 94% of the traffic to our platforms in Vietnam, based on Google Analytics data between July 2021 and December 2021. The strong economic growth in Vietnam, combined with looser restrictions on foreign real estate purchases and a growing middle class, have driven a boom in the Vietnam residential property market over the last decade. We have benefited from this growth as more people use our platform to advertise their property listings.
Our Vietnam business operates on a
pay-as-you-go
model, due to the nature of the market where a large portion of agents are casual or part-time in nature only, as compared to Singapore and our other Priority Markets where there is a significant number of full-time, professional and registered agents. Our Vietnam business contributed S$18.3 million and S$18.8 million of our revenue in 2020 and 2021, respectively, and was Adjusted EBITDA positive in 2020 and 2021. We are in a high growth phase in this region, where we believe there is substantial opportunity for continued expansion through customer acquisition and increased ARPA, while expanding profitability.
Malaysia
We entered the Malaysian digital property classifieds marketplace in 2011 through the launch of www.Homeguru.com.my and the purchase of FullHouse Media Sdn Bhd, owners of FullHouse.com.my. In 2012, we consolidated under our Singapore brand, PropertyGuru, leveraging its established brand name to assure property seekers of overall consistency and the same quality experience as well as to consolidate marketing resources under the PropertyGuru brand name.
On August 3, 2021, we acquired iProperty.com.my, the second-leading portal in Malaysia (in terms of Engagement Market Share, based on SimilarWeb data for the last three month average as of December 31, 2020), and Brickz.my, an online data platform providing property transaction data in Malaysia. Through the PropertyGuru and Panama Group platforms, we have the largest market share among digital property marketplaces in Malaysia with 95% Engagement Market Share (19.8 times more than our closest peer), based on SimilarWeb data for the last six month average as of December 31, 2021. Organic traffic represents 66% of the traffic to our platforms in Malaysia (including the Panama Group platforms), based on Google Analytics data between July 2021 and December 2021. Our acquisition of the Panama Group establishes Malaysia as a third large growth market for our Company and brings significant synergies to us in the form of reduced marketing spend, increased cross-selling opportunities and staff optimization. PropertyGuru anticipates that the consolidation of functions (Product, Technology, Finance, Sales, Marketing, and HR) within the two brands will continue to drive further efficiencies and synergies. For more information, see “
—Our Growth Strategy—Acquisition of the Panama Group
.”
Our strategy has been to invest in long-term fundamentals by ensuring we provide the best consumer experience, build strong organic traffic, and invest in solid customer relations for purposes of listing acquisition and monetization. With the acquisition of iProperty.com.my, our Malaysian business is now in a phase of integration and increasing profitability, where having acquired the majority of the agent market we are now primarily focused on increasing ARPA through pricing measures and increasing depth products penetration to enable our customers to further differentiate their property listings.
In December 2020, we acquired MyProperty Data, Malaysia’s largest property data company.
Indonesia
We entered the Indonesian market in 2011 through our acquisition of Rumah.com. We further strengthened our position with the acquisition of RumahDijual.com in 2015, which brought together two of Indonesia’s leading property websites. We completely overhauled our Indonesian business website in October 2011 to bring it onto the same platform and brand identity as our other Southeast Asian operations. “Rumah” means “home” or “property” in Bahasa Indonesia, which gave us the benefit of increased Google search traffic for people looking for these relevant keywords. Our Indonesian business contributed S$2.1 million and S$2.4 million to our revenue in 2020 and 2021, respectively.

We have a 32% Engagement Market Share (0.5 times our closest peer), based on SimilarWeb data between July 2021 and December 2021. Our nearest peer operates both property classifieds and digital agency models. Organic traffic represents 85% of the traffic to our platforms in Indonesia, based on Google Analytics data between July 2021 and December 2021.
Thailand
We acquired ddproperty.com in July 2011, with its founders helping run the business post-acquisition, including establishing the office and hiring key staff. The name ddProperty translates to “Good Property” in Thai. The site was initially displayed solely in the Thai language, with an English option for ddProperty added in mid-2012,
which positioned us to cater to the large number of expatriates living and investing in the Thai property market.
Our strategy in Thailand is categorized by growth and investment. We believe that we have an opportunity to extend our leadership position by increasing our agent numbers, as well as driving ARPA growth across the business.
On August 3, 2021, we acquired thinkofliving.com, a property review site in Thailand, and Prakard.com, a property portal in Thailand. For more information, see “
—Our Growth Strategy— Acquisition of the Panama Group
.” We have the largest market share among digital property marketplaces in Thailand with 62% Engagement Market Share (3.1 times more than our closest peer), based on SimilarWeb data. Organic traffic represents 80% of the traffic to our platforms in Thailand, based on Google Analytics data between July 2021 and December 2021.
Fintech
Across Southeast Asia, property seekers have substantial unmet needs in home financing and insurance. Access to mortgage financing in our Priority Markets is much more difficult than in most developed markets, exacerbated by low financial literacy in some of our markets. As a result, research shows that consumers are dissatisfied due to the complex, manual and opaque mortgage processes. Real estate agents often lack the expertise to advise, leaving an opportunity for PropertyGuru to come in. In general, we believe that the regulators in our Priority Markets are supportive of Fintech players to enter into the mortgage financing industry.
We launched our mortgage business, PropertyGuru Finance, in Singapore in March 2020. PropertyGuru Finance provides financial institutions with access to our digital mortgage marketplace. Buyers are matched to suitable mortgages online and through a team of PropertyGuru mortgage advisors. Upon each successful match, the financial institution pays PropertyGuru a commission. In October 2021, we launched ‘SmartRefi.’ Bringing innovation to mortgage refinancing in Singapore, SmartRefi is a tool that lets users auto-track their mortgage against daily market rates to help them decide the best time to refinance. We also generate revenue from PropertyGuru Finance through insurance cross-selling commission and digital advertising services for lenders. We believe there is still significant potential for growth of PropertyGuru Finance in Singapore. We also intend to expand our PropertyGuru Finance offering beyond Singapore into our other Priority Markets, either organically or through strategic acquisitions.
We also offer Home Loan
Pre-Approval,
a Fintech solution that allows Malaysian home seekers to check mortgage eligibility online.
Data Business
We believe there is a significant opportunity for us to expand our business through the development or acquisition of data capabilities. Our approach has been to position ourselves as a single source of truth with respect to our proprietary consumer demand data, and provide reference price data in countries without official records. In addition, we have built up our data science and technology capabilities, and have increased ease of data access through more intuitive interfaces.
Through our data services business, PropertyGuru DataSense, we are using our data to provide market insights and intelligence for agents, developers, property seekers and banks. Vantage(+) is our property market data and analytics data dashboard for developers and banks, which is a transaction database that provides pricing analytics, location insights, property seeker demand analysis, auction data and geo-analytics.
ValueNet and ProxyPrice are our cloud-based solutions for valuers and banks to help them improve the turnaround time and quality of property valuations. The system analyzes and validates property valuation data using proprietary PropertyGuru models, automatically routes bank panel requests for valuation and allows for tracking, management and valuation requests.

Marketing and Brand Awareness
Our marketing focuses on three audiences: (i) property seekers and, (ii) real estate agents and (iii) real estate developers.
With regard to property seekers, our objective is to acquire and retain quality traffic that subsequently generates quality enquiries for agents and developers on our platform. We seek to optimize unit economics, namely the cost of acquisition of a property enquiry. To achieve this, we invest in both long-term fundamentals such as brand, reputation and organic traffic, and in shorter-term performance instruments such as paid online advertisement. We believe this has enabled us to achieve high levels of traffic in recent years.
Priorities in marketing to property seekers in each of our markets are Search Engine Optimization (“
SEO
”), content marketing and branding. The strength of our brands, the extensive volume and quality of our first-party data and our strong organic positions in critical online channels (e.g. Google) provide a strong basis for continued attractive acquisition unit economics in the medium-term.
With regard to agents and developers, we seek to increase our market share by continually enhancing company reputation, value perception and product adoption through automated content marketing, sponsorships, promotional programs, customer training, loyalty programs and thought-leadership events. These initiatives have enabled us to grow revenues from both agents and developers in recent years. We also increase our market share with agents and developers via the ‘virtuous cycle’ whereby a growing number of property seekers searching our platforms attract agents and developers to advertise on our platforms.
Supplier Relationships
We have developed most of our core technology internally utilizing open-source code (with the exception of the technology platforms that underpin our Vietnamese business and the business of the Panama Group,. This includes, but is not limited to, our digital property classifieds marketplaces and other innovations such as PropertyGuru Lens.
We use Amazon Web Services for a majority of our hosting and infrastructure requirements including storage, networking and database management. Other external suppliers we utilize include Oracle for Enterprise Resource Planning system; Salesforce for our Customer Relationship Management system and marketing cloud; and Google and Facebook for advertising purposes.
Competition
We face competition to attract consumers to our website and mobile applications and to attract advertisers to purchase our advertising products and services. Participants in the online real estate advertising market in our Priority Markets include PropTech platforms and developer and agent websites which all compete for market share in the industry, as well as offline real estate brokers and agents. Brand awareness, reputation, user experience and data accuracy, breadth and depth and pricing are all factors that contribute to competitiveness. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as newspapers, television, magazines and billboards.
Intellectual Property
Substantial elements of our websites, applications, databases and underlying technology, as well as our domain names and trademarks are proprietary in nature. We endeavor to protect our investment in our intellectual property in the jurisdictions where we do business.
We have 62 registered trademarks, including registrations for “PropertyGuru” and the PropertyGuru logo. We are the registered holder of a variety of domain names, including “PropertyGuru.com.sg,” “CommercialGuru.com.sg,” “Rumah.com,” “RumahDijual.com,” “Batdongsan.com.vn,” “ddproperty.com” and “asiapropertyawards.com,” and have full legal rights over all these domain names for the period for which such domain names are registered. We also have 35 pending trademarks.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with certain of our employees, consultants, contractors and business partners. Certain of our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.
In addition to the intellectual property that we own, we license certain intellectual property from third parties. In particular, we license certain intellectual property rights from third parties related to certain aspects of our business.
We believe the value associated with our brands contributes to the appeal and success of our products, and our future ability to develop, acquire or license new brand names of similar quality, and to protect those brands, is important to our continued success. Therefore, we continue to invest in the recognition and protection of our brands.
For risks related to our intellectual property, see “
Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Technology
.”
Diversity and Inclusion
We value the benefits that diversity and inclusion bring to its business. By building a team with individuals from diverse backgrounds, accompanied by a culture of inclusion, we believe that we can accelerate innovation and embrace the unique experience, ideas, skills and perspectives of every individual. Our employees come from 38 different countries around the world. 60% of our employees and one-third
of our directors are women. As a business, we believe that this focus on diversity and inclusion can help to enable the delivery of the best customer and consumer experience and shareholder value.
We are committed to implementing initiatives across our business to enhance the diversity of our organization and ensure we have an inclusive culture where all employees feel heard, valued, respected and are encouraged to reach their full potential. We do this by providing annual training and development on diversity and inclusion for all employees, heightening our cultural competence, stimulating conversations, and providing the space for all of us to take collective steps in creating a culture of mutual respect that embraces and promotes individual differences as well as reflects the customers and communities we serve.
Regulations
This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely our Priority Markets. We are subject to laws and regulations relating to, among others, data privacy and consumer protection laws, intellectual property rights, anti-money laundering and terrorism financing, employment and labor, foreign investment, dividend distributions and foreign exchange controls.
As PropertyGuru is a Singapore-incorporated company, we are, with regards to privacy legislation, subject principally to the Personal Data Protection Act 2012 (No. 26 of 2012 of Singapore) (“
PDPA
”) in relation to the collection, use and/ or disclosure of personal data.
There are two key parts of the PDPA: (i) the protection of an individual’s “personal data”, i.e. data, whether true or not, about an individual who can be identified from that data or other accessible information; and (ii) the establishment of a
Do-Not-Call
Registry for individuals to register their Singapore telephone numbers to indicate their desire to opt out from receiving certain types of marketing messages.
The key obligations of the PDPA are as follows:

•
Purpose limitation obligation: Personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned.

•	Notification obligation: Individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure.

•
Consent obligation: The consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. An organization must allow the withdrawal of consent which has been given or is deemed to have been given.

•
Access and correction obligations: When requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year; and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization.

•
Accuracy obligation: An organization must make reasonable efforts to ensure that personal data collected by or on their behalf is accurate and complete if such data is likely to be used to make a decision affecting the individual or if such data will be disclosed to another organization.

•	Protection obligation: An organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control.

•
Retention limitation obligation: An organization must not keep personal data for longer than it is necessary to fulfill: (i) the purposes for which it was collected; or (ii) a legal or business purpose.

•	Transfer limitation obligation: Personal data shall not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA.

•
Accountability obligation: An organization is accountable for personal data in its possession or under its control. The organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures publicly available upon request.

•
Data breach notification obligation: An organization must assess whether a data breach is notifiable and must notify the Commission where the data breach is assessed to be notifiable. Unless exceptions apply, the organization must also notify the affected individuals of the data breach.

•
Data portability obligation: An organization is required to transmit an individual’s personal data that is in electronic form to another organization if requested by that individual. Note that as of August 15, 2021, this obligation is not yet in force.

On the
Do-Not-Call
Registry requirements under the PDPA, before sending marketing messages to a Singapore telephone number (through voice call, text messages, and fax), organizations must first check that such numbers are not listed on the relevant
Do-Not-Call
Registers (i.e. the No Voice Call Register, the No Text Message Register and the No Fax Message Register). A failure to do so is a contravention of the PDPA, although an organization is not required to check the
Do-Not-Call
Registers in certain prescribed instances, for example, where the organization has obtained “clear and unambiguous” consent from the user, and such consent is evidenced in written or other form accessible for subsequent reference.
Similarly, there are personal data protection laws and regulations imposed on the Group Companies in each of the other Priority Markets.
We have also aligned our practices with the Practice Guidelines for Ethical Advertising issued by the Council for Estate Agencies (the “
CEA Practice Guidelines
”). The CEA Practice Guidelines seeks to provide estate agents and salespersons with clear and detailed guidelines on the use of advertisements to comply with the Code of Ethics and Professional Client Care established under the Estate Agents (Estate Agency Work) Regulations 2010 and establish best practices in advertisements. While Management has confirmed that we are not regulated by the Council for Estate Agencies, as a facilitator of property listings to the public, we nevertheless observe the CEA Practice Guidelines as a matter of best practice. Other than in Malaysia, where registered agents are required to comply with advertisement and publicity requirements, there are no similar regulations and guidelines in the other Priority Markets.

We are subject to many other laws and regulations, including those related to intellectual property, protection of minors and property seeker protection. We are also subject to laws and regulations in our other Priority Markets which regulate our right to operate a business there, including foreign ownership restrictions.
Seasonality
Our business is affected by seasonal periods where real estate activity is generally higher or lower and consequently demand is higher or lower from agents and developers for our products. Lower periods are often during public holidays or festival periods, which are diverse across our markets. Chinese New Year and Tet are such periods in Singapore and Malaysia and in Vietnam, respectively, and occur during the first quarter of the calendar year. Some of our activities such as Awards and Events generally occur in the second half of the year, and the associated revenue is also recognized in the second half of the year.

C. Organizational Structure
The table below sets forth a description of our organizational structure as of the date of this Annual Report.

Note:
(1)	Mr. Stephen Nicholas Melhuish, Mr. Jani Antero Rautiainen and Mrs. Kamolpat Sawaengkit each hold 1 ordinary share in PropertyGuru International (Thailand) Co., Ltd.
(2)	Mr. Jani Antero Rautiainen, Mrs. Kamolpat Sawaengkit and Mr. Napong Pantong each hold 1 ordinary share in PropertyGuru Group (Thailand) Co., Ltd.
(3)	Pursuant to a shareholders’ agreement dated September 11, 2019, Mr. Ohm’s preference shares carry diluted and minimal rights and controls over DDProperty Media Ltd.
D. Property, Plants and Equipment
Our headquarters are located in Singapore and consists of approximately 25,963 square feet of leased office space. This facility currently accommodates the majority of our executive leadership team and leadership of our product and technology, marketing, sales and corporate functions.
We also lease offices in Malaysia, Thailand, Indonesia, Vietnam and India. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this Annual Report. This discussion contains forward- looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Item 3. Key Information—D. Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” sections and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.
For a discussion of our results in the year ended December 31, 2020 compared to the year ended December 31, 2019 and certain comparative numbers in fiscal 2019, please refer to “PropertyGuru Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the prospectus that we filed with the SEC on December 7, 2021 relating to our Registration Statement on Form
F-4
as amended (File
No. 333-261517).
Company Overview
We are the leading PropTech company in Southeast Asia, with leading Engagement Market Shares in Singapore, Vietnam, Malaysia and Thailand, based on SimilarWeb data between July 2021 and December 2021. Our digital property marketplaces have leading market shares in Singapore, Vietnam, Malaysia and Thailand in terms of Engagement Market Share, based on SimilarWeb data. We strive to be the trusted advisor to every person seeking property by making finding a home as straightforward, transparent and efficient as possible. Our platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital, marketing and sales process automation software services for developers; (3) a mortgage marketplace and brokerage; and (4) a data-provision business for consumers, agents, developers and banks.
Key Factors Affecting Our Results of Operations
There are a number of factors that affect the performance of our business, the comparability of our results from period to period and the market price of our ordinary shares, including:
COVID-19
Impact
The global pandemic associated with COVID 19 has caused major disruption to all aspects of the global economy and daily life since the start of 2020, particularly as quarantine and stay-at-home
orders have been imposed by all levels of government. The COVID 19 pandemic and resulting global and economic disruptions have affected our business, the businesses of our agents and developers and the real estate market in all of our Priority Markets. We continuously monitor performance and other industry reports to assess the risk of future negative impacts as the disruptions of the COVID 19 pandemic continue to evolve. Due to the persistence of the COVID 19 outbreak in Southeast Asia, including multiple waves of resurgence and ensuing mobility restrictions implemented by governments to control the spread of the virus, we expect our results of operations in 2021 to continue to reflect the impact of the pandemic, with recovery gathering momentum at the end of 2021.
Due to the adverse impact of the COVID 19 pandemic on real estate market activity across our Priority Markets during the pandemic, our revenue decreased 7.2% and our Adjusted EBITDA decreased by 64.4% from 2019 to 2020. Developer revenue in each of our Priority Markets decreased in 2020 as real estate market activity slowed and we were unable to hold Awards events during the pandemic. The market slowdown also led to lower agent discretionary revenue. On the other hand, our loss before income tax also narrowed by 60.1% from 2019 to 2020 primarily due to fair value gain on our Series B preference shares in issue. We responded to the decrease in revenue by reducing our discretionary spending in 2020.
Despite the challenging industry landscape, we have maintained strong fundamentals that we believe will drive growth momentum coming out of the pandemic. In our Singapore agents business, our ARPA increased from $2,967 per agent in 2020 to $3,279 per agent in 2021, driven by price increases implemented in October 2021 as well as increased discretionary spending by agents driven by new products and a recovery in real estate market activity. While our agent renewal rate slowed down in March 2020 and April 2020 due to the COVID 19 pandemic, it has recovered following the lifting of lockdown restrictions in Singapore in June 2020 and increased in 2021. During the third quarter of 2021, there were extensive government lockdown measures in Vietnam due to the
COVID-19
pandemic, which negatively impacted revenues. There was a sharp recovery in real estate market activity following the easing of measures in the fourth quarter of 2021, which drove a 4.5 times increase in new property listings in December 2021 compared to August 2021, which improved the revenue performance of the business in the fourth quarter.

See also “
Item 3.—D. Risk Factors—Risks Related to Our Business and Industry—COVID
-19
has adversely affected our business and may continue to adversely affect our business
.”
Agents: pricing and depth product utilization
Our results of operations (except in Vietnam where we operate a pay-as-you-go
model) are affected by our ability to increase the prices of our subscription packages and depth products and our ability to drive subscribers toward higher-tier subscription packages and premium depth products. We primarily generate agent revenue on a subscription basis, whereby agents typically pay upfront fees for an annual subscription. In these markets, agents select one of our annual subscription packages, with each subscription package providing a different number of features. Higher tier subscription packages offer access to more features including data and more Ad credits. The addition of new depth features and the variable pricing of depth activities on our platform generally encourage utilization of Ad credits and either upgrades to higher tier subscription packages or purchase of discretionary Ad credits. Both these outcomes have the potential to increase revenues.
In Vietnam we encourage agents to purchase more depth products, which can drive growth in our revenue per listing per day. We also encourage agents to list more of their properties for sale to increase the number of listings on site and consequently revenue.
Agents: successful acquisition of new agents and retention of our existing agents
Establishing and maintaining a loyal network of agents is vital for our business. In order to grow our network of agents, we incur marketing and product and technology costs to maintain the volume of leads and attract agents to use our platforms. We also incur trade marketing expenses to maintain and improve communications with our agent subscriber base.
Developer: successful retention of our existing developer customers and acquisition of new developers
We invest in consumer marketing to deliver leads to developers to show return on investment for their use of our products and services. We engage in trade marketing to potential and existing developer customers to persuade new or recurring expenditure. New offerings for our developers’ business are carefully planned to ensure they have a good product-market
fit.
Continued innovation of our technology, products and services
Our ability to increase the scale of our platform in terms of number of agents and property seekers depends, in part, on our ability to maintain and enhance our platform’s features, functionality and innovation and to successfully develop or acquire new products and services. We plan to continue to make significant investments across the existing three pillars of innovation: (i) artificial intelligence and machine learning, (ii) immersive content and (iii) our SaaS sales process automation solution (through PropertyGuru FastKey). We are also investing in our Fintech and data services. We have also invested into our platforms by scaling our product and technology teams.
Strategic acquisitions
We undertake strategic acquisitions to accelerate market penetration in our Priority Markets; to further integrate the breadth of our product offering; and to fast-track
expansion into new markets, which in turn has driven revenue growth. Since 2015, we completed a number of strategic acquisitions to expand to Indonesia, Thailand and Vietnam.
For example, we acquired a 20% interest in PropertyGuru Viet Nam Joint Stock Company (formerly known as Dai Viet Technology & Investment JSC) and its subsidiary in 2016 and we increased our 20% shareholding in PropertyGuru Viet Nam Joint Stock Company to fully consolidate the business from an accounting perspective, which brought into our group Batdongsan.com.vn, Vietnam’s leading real estate portal. Largely due to that acquisition, revenue from Vietnam comprised 22.3% of our revenue in 2020. On August 3, 2021, through our acquisition of the Panama Group, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand property portal businesses, iProperty.com.my, thinkofliving.com and Prakard.com, to solidify our leadership in those markets, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia. With a strong market position, we intend to grow revenues in Malaysia and Thailand and improve profitability.
Acquisitions also result in
acquisition-related
costs, which are expensed as they are incurred.

Results of Operations

	For the Year Ended December 31,
	2021	2020
	(S$ in thousands, except share and per share data)
Revenue	100,711	82,095
Other income	1,723	2,801
Other (losses)/gains – net	(124,961)	14,680
Expenses
Venue costs	(5,859)	(3,769)
Sales and marketing cost	(26,297)	(17,325)
Sales commission	(7,880)	(4,927)
Impairment loss on financial assets	(2,138)	(2,271)
Depreciation and amortization	(14,032)	(9,554)
Impairment of intangible assets	(8)	(806)
IT and internet expenses	(7,882)	(5,678)
Legal and professional	(9,807)	(1,446)
Legal and professional incurred for IPO	(6,070)	—
Employee compensation	(65,184)	(47,115)
Non-executive directors’ remuneration	(2,503)	(590)
Staff cost	(1,290)	(816)
Office rental	(91)	(74)
Finance cost	(13,909)	(16,446)
Other expenses	(2,269)	(2,608)

Total expenses	(165,219)	(113,425)
Loss before income tax	(187,746)	(13,849)
Tax credit/(expense)	333	(559)

Net loss	(187,413)	(14,408)

Comparison of Years Ended December 31, 2021 and 2020
Revenue
. Revenue increased by 22.7% to S$100.7 million for the year ended December 31, 2021 from S$82.1 million for the year ended December 31, 2020.
Overall, marketplaces revenues increased by 20.7%, primarily due to increased real estate market activity as movement restrictions ease and Southeast Asia recovers from the
COVID-19
pandemic.
In Singapore, marketplace revenue increased 19.9% year on year from S$46.7 million in 2020 to S$56.0 million in 2021 driven by a recovering property market. With property prices increasing by 10.6%
year-on-year
in 2021 compared to a 2.2%
year-on-year
increase in 2020, agent subscription prices were increased for new and renewed packages.
In Vietnam, marketplace revenue increased 2.7% year on year from S$18.3 million in 2020 to S$18.8 million in 2021. During the third quarter of 2021, there were extensive government lockdown measures due to the
COVID-19
pandemic, which negatively impacted revenues. There was a sharp recovery in real estate market activity following the easing of measures in the fourth quarter of 2021, which drove a 4.5 times increase in new property listings in December 2021 compared to August 2021. This improved the revenue performance of the business in the fourth quarter.

In Malaysia, marketplace revenue increased 86.0% year on year from S$7.9 million in 2020 to S$14.7 million in 2021 primarily due to the inclusion of the results from the iProperty.com.my business acquired in August 2021.
In Other Asia, marketplace revenue increased 2.5% year on year from S$8.3 million in 2020 to S$8.5 million in 2021 due to a gradual real estate market recovery and the inclusion of revenues from the Think of Living business acquired in August 2021.
In 2020 we launched the Fintech mortgage business in Singapore and acquired MyProperty Data in Malaysia on December 8, 2020. Fintech and data services revenue increased 178.8% year on year from S$1.0 million in 2020 to S$2.9 million in 2021 as the Singapore mortgage business expanded and with a full year of the MyProperty Data business.
Other income
. Other income decreased by 38.5% to S$1.7 million for the year ended December 31, 2021 from S$2.8 million for the year ended December 31, 2020 primarily due to lower government grant income as the grants introduced to tackle the impact of COVID were tapered.
Other (losses)/gains—net
. We had other losses—net of S$125.0 million for the year ended December 31, 2021 as compared to other gains—net of S$14.7 million for the year ended December 31, 2020. In each year, the net gain or loss, as applicable, was primarily due to fair value gain or loss on our Series B, D1, E and F preference shares. Our preference shares were converted into PropertyGuru Shares on August 3, 2021.
Total expenses
. Total expenses increased by 45.7% to S$165.2 million for the year ended December 31, 2021 from S$113.4 million for the year ended December 31, 2020. The increase was primarily due to investment in marketing and people, and the inclusion of the acquired Panama Group from August 3, 2021.
Employee compensation expenses increased by 38.4% to S$65.2 million for the year ended December 31, 2021 from S$47.1 million for the year ended December 31, 2020 primarily due to the inclusion of the acquired Panama Group from August 3, 2021 and investment in hiring and staff retention.
Sales and marketing cost increased by 51.8% to S$26.3 million for the year ended December 31, 2021 from S$17.3 million for the year ended December 31, 2020 primarily due to investment in the Malaysian business and the inclusion of the acquired Panama Group from August 3, 2021.
Legal and professional fees increased by S$8.4 million to S$9.8 million for the year ended December 31, 2021 from S$1.4 million for the year ended December 31, 2020 primarily due to expenses in association with the acquisition of the Panama Group.
During the year ended December 31, 2021, we had legal and professional expenses incurred for an initial public offering of S$6.1 million. No such expenses were incurred during the year ended December 31, 2020.
Depreciation and amortization expenses increased by 46.9% to S$14.0 million for the year ended December 31, 2021 from S$9.6 million for the year ended December 31, 2020 primarily due to higher investment in technology assets.
Sales commission expenses increased by 59.9% to S$7.9 million for the year ended December 31, 2021 from S$4.9 million for the year ended December 31, 2020 primarily due to the improved sales performance year on year.
Finance cost decreased by 15.4% to S$13.9 million for the year ended December 31, 2021 from S$16.4 million for the year ended December 31, 2020 primarily due to lower accretion expenses on our preference shares as they were converted into ordinary shares in August 2021.
Loss Before Income Tax
. Our loss before income tax increased by 1,255.7% to S$187.7 million for the year ended December 31, 2021 from S$13.8 million for the year ended December 31, 2020 primarily due to fair value losses on our Series B, D1, E and F preference shares.

Tax Expenses
. We had a tax credit of S$0.3 million for the year ended December 31, 2021, compared to tax expenses of S$0.6 million for the year ended December 31, 2020 due to realizable deferred tax assets derived from losses incurred in our Singaporean business in 2021.
Net loss
. As a result of the foregoing, our net loss increased by 1,200.8% to S$187.4 million for the year ended December 31, 2021 from S$14.4 million for the year ended December 31, 2020.
Segment Information
Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, which is our leadership team, which as of December 31, 2021 comprised our CEO, CFO, managing director marketplaces, managing director fintech and chief marketing officer, chief technology officer and chief people officer. Our operating segments and reportable segments are each of our four marketplaces, Singapore, Vietnam, Malaysia and Other Asia, and fintech and data services.
Our leadership team primarily uses the measure Adjusted EBITDA to assess our operating segments. The table below sets forth our segment Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated.

	Year ended December 31, 2021
	Marketplaces				Fintech and data services	Corporate*	Total
	Singapore	Vietnam	Malaysia	Other Asia
	(S$ in thousands except percentages)
Revenue	55,953	18,769	14,670	8,467	2,852		100,711
Adjusted EBITDA	32,871	2,006	(10,388)	(1,283)	(3,891)	(30,184)	(10,869)
Adjusted EBITDA Margin (%)	58.7%	10.7%	(70.8)%	(15.2)%	(136.4)%		(10.8)%

	Year ended December 31, 2020
	Marketplaces				Fintech and data services	Corporate*	Total
	Singapore	Vietnam	Malaysia	Other Asia
	(S$ in thousands except percentages)
Revenue	46,654	18,269	7,888	8,261	1,023		82,095
Adjusted EBITDA	32,541	4,198	(4,459)	(2,969)	(1,720)	(23,136)	4,455
Adjusted EBITDA Margin (%)	69.7%	23.0%	(56.5%)	(35.9%)	(168.1%)		5.4%

*
Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

Non-IFRS
Financial Measures and Key Performance Metrics
We manage our business by tracking several
non-IFRS
financial measures and key performance metrics through our internal analytics systems. For our group and each of our Priority Markets, we monitor our Adjusted EBITDA, Adjusted EBITDA Margin and Engagement Market Share. We monitor additional performance metrics in Singapore and Vietnam where we operate businesses that are in more mature stages of growth. For our business in Singapore, we monitor our number of agents, ARPA and renewal rate. For our business in Vietnam, we monitor our number of listings and average revenue per listing.

The following table shows our
non-IFRS
financial measures and key performance metrics for the years ended December 31, 2021 and 2020.

	For the Year Ended December 31,
	2021	2020
Revenue (S$ in thousands)
Marketplaces
Singapore	55,953	46,654
Vietnam	18,769	18,269
Malaysia	14,670	7,888
Other Asia (1)	8,467	8,261
Fintech and data services	2,852	1,023

Total	100,711	82,095

Costs (S$ in thousands)
Cost of sales	16,485	10,207
Operating expenses	95,095	67,433

Total costs	(111,580)	(77,640)

Net loss	(187,413)	(14,408)
Net loss margin (2)	(186.1)%	(17.6%)

Non-IFRS Financial Measures
Adjusted EBITDA (3)	(10,869)	4,455
Adjusted EBITDA Margin (3)	(10.8)%	5.4%

Key Performance Metrics
Capital Expenditure (S$ in thousands)	14,487	7,910
Engagement Market Share(%) (4)
Singapore	79%	75%
Vietnam	71%	65%
Malaysia	95%	95%
Thailand	62%	57%
Indonesia	32%	32%
Singapore metrics
Number of agents	14,080	13,369
ARPA (S$)	3,279	2,967
Renewal rate (%)	82%	76%
Agent Services Revenue (S$ in thousands)	46,170	39,664
Developer Services Revenue (S$ in thousands)	9,783	6,990
Vietnam metrics
Number of listings (in millions)	6.3	7.5
Average revenue per listing (S$)	2.74	2.34
Agent Services Revenue	17,365	17,634
Developer Services Revenue	1,404	635

(1)	Includes Thailand and Indonesia.
(2)	Net loss margin is calculated as net loss as a percentage of revenue.
(3)
In addition to our results determined in accordance with IFRS, we believe that these non-IFRS
measures are useful in evaluating our operating performance. We use these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS
information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS
measures to supplement their IFRS or GAAP results. These
non-IFRS
measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS
measures used by other companies. Accordingly,
non-IFRS
measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a
non-IFRS
financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring
event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and legal and professional expenses incurred for our initial public offering through the Business Combination.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

We have presented Adjusted EBITDA because it provides investors with greater comparability of our operating performance without the effects of unusual, non-repeating
or
non-cash
adjustments. These include the changes in fair value of preferred shares and embedded derivatives related to PropertyGuru’s Series B, Series D1, Series E and Series F preference shares. PropertyGuru’s outstanding preferred shares were converted into ordinary shares in August 2021. The cost of PropertyGuru’s previous listing attempt is excluded due to its one-off
nature. Share grant and option expenses and other items are excluded due to their non-cash
or non-operating nature.

A reconciliation is provided below for each
non-IFRS
measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS
measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

	For the Year Ended December 31,
	2021	2020
	(S$ in thousands, except percentages)
Net loss	(187,413)	(14,408)
Adjustments:
Changes in fair value of preferred shares and embedded derivatives	124,146	(16,364)
Finance costs—net	13,453	15,964
Depreciation and amortization expense	14,032	9,554
Tax (credit)/expense	(333)	559
Impairment	8	806
Share grant and option expenses	10,470	6,660
Other (gains)/losses—net	815	1,684
Business acquisition transaction and integration costs	7,883	—
Legal and professional expenses incurred for IPO	6,070	—

Adjusted EBITDA	(10,869)	4,455
Revenue	100,711	82,095
Adjusted EBITDA	(10,869)	4,455

Adjusted EBITDA Margin	(10.8)%	5.4%

(4)
In this Annual Report, Engagement Market Share for December 2020 is presented for the period of October 2020 through December 2020 as SimilarWeb modified its algorithm in October 2020. For all other periods, Engagement Market Share based on average monthly engagement for the preceding six months instead of the preceding three months. In all instances, Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the SEC.

Adjusted EBITDA and Adjusted EBITDA Margin
In addition to our results determined in accordance with IFRS, we disclose the non-IFRS
measure Adjusted EBITDA. Adjusted EBITDA is a non IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and legal and professional expenses incurred for our initial public offering through the Business Combination.
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.
We have presented Adjusted EBITDA because it provides investors with greater comparability of our operating performance without the effects of unusual, non-repeating or non-cash adjustments. These include the changes in fair value of preferred shares and embedded derivatives related to PropertyGuru’s Series B, Series D1, Series E and Series F preference shares. PropertyGuru’s outstanding preferred shares were converted into ordinary shares in August 2021. The cost of our previous listing attempt is excluded due to its one-off nature. Share based payments and other items are excluded due to their non-cash or non-operating nature.
Engagement Market Share
Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers. Monthly engagement is calculated as the number of visits to a website during a period multiplied by the amount of time spent per visit on that website for the same period, in each case based on data from SimilarWeb. In this Annual Report, Engagement Market Share for December 2020 is presented for the period of October 2020 through December 2020 as SimilarWeb modified its algorithm in October 2020. For all other periods, Engagement Market Share based on average monthly engagement for the preceding six months instead of the preceding three months. In all instances, Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the SEC. The average time spent on a website is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity). We believe that Engagement Market Share is a useful benchmark for comparing revenue generation ability from paying agent and developer clients because it is based on consumer engagement, which we believe is in turn a useful predictor of the ability of a property marketplace to generate leads for advertisers.

Number of agents (Singapore)
Number of agents for a period is calculated as the sum of the number of agents with a valid
12-month
subscription package at the end of each month in a period divided by the number of months in such period. The number of agents is driven by the renewal rate of existing agents and our ability to sell subscriptions to new agents.
We believe that the number of agents in Singapore provides a useful metric to measure the scale and usage of our platform. The number of agents in Singapore has remained constant in recent periods due to the mature stage of our business in Singapore and having most of the agents consistently using our platform.
Average revenue per agent, or ARPA (Singapore)
We define ARPA as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.
Our ARPA has increased historically due to the more widespread use of depth products and pricing changes. In Singapore, the price of the subscription package price has increased, as has the price of discretionary Ad credits. We also utilize variable pricing for various actions on our platform, which has also driven APRA improvement. In addition, ARPA can be driven by changes to the subscription mix, with agents being encouraged to upgrade their subscription package to higher tier packages as their activity and Ad credit usage increase.
We believe that ARPA is a useful metric to measure monetization of our platform.
Renewal rate (Singapore)
We define the renewal rate as the number of agents that successfully renew their annual package during a year/period divided by the number of agents whose packages are up for renewal (at the end of their
12-month
subscription) during that year/period.
Historically renewal rate has been influenced by the strength of the property market (which may encourage agents to remain operating) and by pricing actions that the Company has taken.
We believe that renewal rates are a useful metric to measure the effectiveness of our platform as a means for agents to generate leads and the success of our pricing actions.
Number of listings (Vietnam)
In Vietnam, we operate a
pay-as-you-go
model due to the large number of casual and part-time agents in the market, which creates a low barrier to entry. Our agents in Vietnam pay to list each individual listing instead of purchasing a subscription package. Therefore, effective monetization depends on our ability to sustain the number of listings that agents post to our platform. This is measured as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing (Vietnam)
Average revenue per listing is defined as revenue for a period divided by the number of listings in such period. Average revenue per listing varies based on listing duration, product mix, and promotions. Therefore, we believe it is a useful metric to monitor the growth of our business in Vietnam and the success of our various products, services and promotions.
A. Liquidity and Capital Resources
Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and convertible instruments, drawdown of loans and cash provided by operating activities.
As of December 31, 2021, we had cash and cash equivalents of S$70.2 million. Our cash and cash equivalents are primarily denominated in Singapore dollars as well as in local currencies of our Priority Markets.
Our assets exceeded our liabilities by S$387.2 million as of December 31, 2021, while our liabilities exceeded our assets by S$26.5 million as of December 31, 2020. We had net loss of S$187.4 million and S$14.4 million for the years ended December 31, 2021 and 2020, respectively. We had accumulated losses of S$325.1 million and S$137.6 million as of December 31, 2021 and 2020, respectively. To support our operations and business plans, we raised S$26.9 million through the issuance of Series E preference shares in January 2020 and S$60.0 million through the issuance of Series F preference shares in September 2020. Prior to that, between 2015 and 2018, we had issued Series B, C and D1 and D2 preference shares and convertible notes to raise liquidity to support our operations and business plans. We redeemed the convertible notes in January 2021, and our preference shares were converted into PropertyGuru Shares in August 2021. As a result, following completion, we will no longer recognize derivative financial liabilities, any fair value gains or losses on conversion options of preference shares and accretion expenses arising from redeemable convertible preference shares.
We believe that our current available cash and cash equivalents, including the cash that we have received from the Business Combination, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the PIPE Investment and the funds from the Bridgetown 2 trust account. Our future capital requirements depend on many factors including our growth rate, continuing market acceptance of our offerings, the timing and extent of strategic acquisitions to expand our platform and offerings and the expansion of sales and marketing activities. We may decide to enhance our liquidity position or increase our cash reserves for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our future operations.
We manage our cash needs on a decentralized basis, and manage our indebtedness to ensure compliance with any debt restrictions and limitations on dividends and distributions established in our debt agreements that include such restrictions. We maintain our cash and cash equivalents predominantly in Singapore dollars (except for the proceeds of the Business Combination that we hold in U.S. dollars) and do not currently enter into any hedging arrangements.
The following table summarizes our cash flows for the years ended December 31, 2021 and 2020.

	For the Year Ended December 31,
	2021	2020
	(S$ in thousands)
Net cash (used in)/provided by operating activities	(2,450)	2,674
Net cash used in investing activities	(10,754)	(22,414)
Net cash (used in)/provided by financing activities	(9,919)	88,446
Net (decrease)/increase in cash and cash equivalents	(23,123)	68,706
Cash and cash equivalents at the beginning of the period/year	93,359	24,653

Cash and cash equivalents at the end of the period/year	70,236	93,359

Net cash (used in)/provided by operating activities
Net cash used in operating activities for the year ended December 31, 2021 was S$2.5 million. The primary factors affecting our operating cash flows during the period were net loss for the same period of $187.4 million adjusted for non-cash
items including finance cost of S$13.9 million, a fair value loss on the conversion option of Series B, D1, E and F preference shares of S$124.1 million, amortization and depreciation of S$14.0 million, employee share grant and option expense of S$8.5 million; as well as changes in working capital including an increase in trade and other payables of S$14.9 million and an increase in deferred revenue of S$9.1 million.
Net cash provided by operating activities for the year ended December 31, 2020 was S$2.7 million, while our net loss for the same period was S$14.4 million. The difference was primarily due to adjustments for non-cash
items including finance cost of S$16.4 million, a fair value gain on the conversion option of Series B preference shares of S$15.1 million, amortization and depreciation of S$9.6 million and employee share grant and option expense of S$6.7 million; as well as changes in working capital including an increase in trade and other receivables of S$3.8 million, partially offset by an increase in deferred revenue of S$2.4 million and a decrease in trade and other payables of S$1.2 million.
Net cash used in investing activities
Net cash used in investing activities for the year ended December 31, 2021 was S$10.8 million, primarily comprising of S$12.8 million for additions of intangible assets and S$1.7 million for additions of plant and equipment, partially offset by the inclusion of S$3.7 million of cash in the Panama Group acquired in August 2021.
Net cash used in investing activities for the year ended December 31, 2020 was S$22.4 million, primarily comprising of S$12.2 million for the payment of contingent consideration from the acquisition of the Dai Viet business in Vietnam (owner of Batdongsan.com.vn) and S$6.6 million for additions of intangible assets.
Net cash (used in)/provided by financing activities
Net cash used in financing activities for the year ended December 31, 2021 was S$9.9 million, primarily comprising of S$11.3 million for repayment of convertible notes, S$4.1 million for principal payment of lease liabilities and S$4.0 million for payment of legal and professional fees incurred for our initial public offering through the Business Combination, partially offset by S$11.0 million of proceeds received under the Redpeak Facility.
Net cash provided by financing activities for the year ended December 31, 2020 was S$88.4 million, primarily consisting of S$86.4 million for proceeds from issuance of Series E and Series F preference shares. We also received S$5.0 million in relation to proceeds from a loan advance and S$2.1 million of proceeds from issuance of ordinary shares, partially offset by S$3.8 million for payment of lease liabilities and S$1.3 million for interest payments.
Capital Expenditures
Our capital expenditures amounted to S$14.5 million and S$7.9 million for the years ended December 31, 2021 and 2020, respectively. These capital expenditures primarily related to investments in development of our software and technology. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Indebtedness
As of December 31, 2021, we had borrowings of a balance of S$16.9 million related to the S$16.0 million Redpeak Facility, which we drew down in full in January 2021. On March 18, 2022, we issued a voluntary notice of prepayment to prepay all outstanding loans under the facility in full on July 7, 2022, or at any other date as agreed between the agent and us. For more information about the Redpeak Facility, see “
Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Redpeak Facility.
”
Contractual Obligations and Commitments
The following table sets forth our contractual obligations and commitments as of December 31, 2021.

	As of December 31, 2021
	On demand within 1 year	More than 1 year
	(S$ in thousands)
Trade and other payables (1)	31,702	604
Lease liabilities (2)	5,095	13,195
Borrowings	343	16,787

Total	37,140	30,586

(1)	Primarily comprises contractual obligations related to marketing activities and general operations.
(2)	Primarily comprises office space leases.
B. Research and Development, Patents and Licenses, etc.
See “
Item 4. Information on the Company—B. Business Overview—Our Platform and Technology—Product development
” and “
Item 4. Information on the Company—B. Business Overview—Intellectual Property
.”
C. Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
D. Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 3 to our consolidated financial statements, which are included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date hereof.

Name	Age	Position/Title
Mr. Olivier Lim	57	Chair and Independent Director
Mr. Hari V. Krishnan	44	Chief Executive Officer and Managing Director
Ms. Rachna Bhasin	49	Independent Director
Ms. Jennifer Macdonald	56	Independent Director
Mr. Stephen Nicholas Melhuish	54	Co-Founder and Director
Mr. Dominic Picone	43	Director
Mr. Ashish Shastry	46	Director
Ms. Melanie Wilson	48	Independent Director
Mr. Owen Wilson	58	Director
Mr. Joe Dische	45	Chief Financial Officer
Ms. Genevieve Godwin	41	Chief People Officer
Ms. Shyn Yee Ho-Strangas	40	Managing Director Data & Software Solutions
Mr. Manav Kamboj	45	Chief Technology Officer
Mr. Bjorn Sprengers	46	Managing Director Fintech and Chief Marketing Officer
Mr. Jeremy Williams	47	Managing Director Marketplaces
The business address of each director and executive officer is
#12-01/04
Paya Lebar Quarter, 1 Paya Lebar Link, Singapore 408533.
Olivier Lim
has served as an Independent Director and the Chair of our board of directors since March 2022. He has served as an Independent Director and the Chair of PropertyGuru’s board of directors since 2019. Mr. Lim currently serves as the
Non-Executive
Chairman of Certis CISCO Security Pte. Ltd. and the
Non-Executive
Lead Independent Director of DBS Group Holdings Ltd and DBS Bank Ltd. He is also currently
Non-Executive
Director on the boards of Raffles Medical Group Ltd and StarHub Ltd. and serves on the Board of Trustees of the Singapore Management University. From 2003 to 2014, Mr. Lim served in various senior management positions at CapitaLand Limited, including at various times as the Group’s Deputy Chief Executive Officer, Chief Investment Officer and Chief Financial Officer. Mr. Lim was named Chief Financial Officer of the Year in the 2007 Business Times Singapore Corporate Awards for companies with market capitalization above S$500 million. Prior to joining CapitaLand Limited, Mr. Lim worked at the corporate and investment bank divisions of Citibank Singapore for 13 years. Mr. Lim received his Bachelor of Engineering degree in Civil Engineering with First Class Honors from Imperial College, London.
Hari V. Krishnan
has served as the Managing Director on our board of directors since March 2022. Mr. Krishnan has served as PropertyGuru’s Chief Executive Officer and Managing Director since 2016. He is a seasoned general manager and board director with a deep digital technology pedigree. He is a TEDx speaker and vocal advocate for sustainable urban living solutions. He has more than 20 years of industry leadership experience in technology and digital organizations across Asia and the US. driving digital transformation for industries like music, travel, recruitment, and now real estate. Mr. Krishnan currently serves on the Singapore Government’s Future Economy Council Modern Services
Sub-committee,
and has advised the government on real estate industry transformation and skills development. Prior to joining PropertyGuru, Mr. Krishnan served in various positions at LinkedIn from 2009 to 2015, with his last position being Vice President and Managing Director of LinkedIn (Asia Pacific and Japan). He has also worked in various roles at Fox Interactive Media, Yahoo!, Cisco, and Travelguru. Mr. Krishnan received his Master of Business Administration from INSEAD, his Master of Science degree in Telecommunications from the University of Colorado and his Bachelor of Engineering degree in Electronics and Telecommunications with Honors from the University of Mumbai.

Rachna Bhasin
has served as an Independent Director on our board of directors since March 2022. Based in North America, she is currently serving as an Independent Director and a member of the Nominating and Corporate Governance and Human Resources Committee at NYSE-listed Shutterstock and as an Independent Director and a member of the Nominating and Corporate Governance and Compensation Committee at NYSE-listed Ryman Hospitality Properties. In addition, Ms. Bhasin also serves on the board of directors of Audiomack, a private company providing a music streaming and audio distribution platform and Austin City Limits. Ms. Bhasin is the Founder and Chief Executive Officer of EQ Partners and
Co-Founder
of Pacifica Investments. Between 2015 to 2019, Ms. Bhasin was the Chief Business Officer of Magic Leap. Prior to that, Ms. Bhasin was the Senior Vice President of Corporate Strategy and Business Development at Sirius XM Radio Inc. She has also held positions at Dell, Inc., where she led the company’s consumer strategic partnership and personalization, and at EMI Music North America as Vice President of Business Development. Ms. Bhasin received her Master of Business Administration from Harvard Business School and her Bachelor of Commerce and Administration with Honors from the Victoria University in New Zealand. Ms. Bhasin brings with her a wealth of international experience covering North America, Europe, Asia and Australia and New Zealand.
Jennifer Macdonald
has served as an Independent Director on our board of directors since March 2022. She has served as an Independent Director of PropertyGuru since 2019. Ms. Macdonald is also currently serving as a
Non-Executive
Director and Audit and Risk Chair on a number of Australian listed entities including SiteMinder Limited, Healius Limited, Bapcor Ltd and Redbubble Ltd. She also has an extensive experience in financial and general management roles. From 2014 to 2016, Ms. Macdonald served as the Chief Financial Officer and at certain times as interim Chief Executive Officer at Helloworld Travel. Prior to that, she served as the Chief Financial Officer and General Manager of the International Division at REA Group between 2010 and 2014. Ms. Macdonald holds a Bachelor of Commerce degree in Accounting from Deakin University and has a Master’s degree in Entrepreneurship and Innovation from Swinburne University. She is a member of the Institute of Chartered Accountants of Australia and New Zealand and is a Graduate Member of the Australian Institute of Company Directors.
Stephen Nicholas Melhuish
is PropertyGuru’s
co-founder
and has served as a Director on our board of directors since March 2022. He led and grew PropertyGuru’s business as Chief Executive Officer from its establishment until 2016, and handed over all operational responsibilities in 2018. He became a non-executive
Director on the PropertyGuru board of directors in 2020. Mr. Melhuish is an award-winning entrepreneur who has built high-growth companies in Asia and Europe over the last 25 years and has been investing in and mentoring early stage companies over the last 15 years. Mr. Melhuish was awarded the Spirit of Enterprise Award in 2007 in recognition of his contributions to entrepreneurship in Singapore. He is a member of the Asian Venture and Philanthropy Network and Top Tier Impact and a judge and investor for Temasek Foundation’s The Liveability Challenge. In 2019, Mr. Melhuish founded Planet Rise to help companies tackle climate change and social inequality, and the portfolio comprises start-ups
in clean energy, clean water and oceans, clean air, clean food, migrant worker rights and women-led
social enterprises. Mr. Melhuish has been a Venture Partner at Wavemaker Partners since 2018. Prior to co-founding
PropertyGuru, Mr. Melhuish was founder and CEO of Business2Profit between 2004 and 2007 where he advised digital media, venture capital and start-up
companies in Asia and Europe including Skype, AOL, Virgin Media, Vodafone, Extreme Media, iPass and Ariadne Capital. He also invested in ComiAsia and served as its Chief Executive Officer between 2006 and 2007. Previously, Mr. Melhuish also had leadership experience in the telecommunications industry for over ten years, with his last position serving as a Director of Cable & Wireless between 1991 and 2004. Mr. Melhuish obtained a Bachelor of Science degree in Electrical, Electronics and Communications Engineering at the University of Plymouth.
Dominic Picone
has served as a Director on our board of directors since March 2022 and is Chair of the Nominating Committee. He has served as a Director of PropertyGuru since 2019 and served as an Alternate Director from 2015 until 2019. Mr. Picone is a Partner and Managing Director at TPG, based in Singapore. He has lived and worked in Asia since joining TPG in 2005 and, in that time, has been engaged with investments throughout the Asia Pacific region. His involvement with current and past TPG portfolio companies includes AP Towers, XCL Education, Aviva Singlife, Myanmar Distillery Company / Grand Royal Group, Indomaret, PropertyGuru, 8990 (Deca Homes), BFI Finance, Bank BTPN, and CIMB. Prior to TPG, Mr. Picone worked in the Investment Banking Division of Credit Suisse First Boston in Melbourne, primarily focused on mergers and acquisitions in Australia and New Zealand. A native of Australia, he received a Bachelor of Commerce (Honors) degree and a Bachelor of Laws degree from the University of Melbourne.

Ashish Shastry
has served as a Director on our board of directors since March 2022. He has served as a Director of PropertyGuru since 2021. Mr. Shastry is currently a Partner,
Co-Head
of Asia Pacific Private Equity and Head of Southeast Asia at KKR Singapore Pte. Ltd. KKR Singapore Pte. Ltd. is an affiliate of KKR. He also currently serves or has previously served on the boards of Goodpack, MMI Holdings, Joulon Holdings, Bank BTPN, Parkway Holdings and Parkway Trust Management (manager of Parkway Life REIT). Prior to KKR Singapore Pte. Ltd., Mr. Shastry served as a Managing Partner of Northstar Group for 5 years as well as various roles at TPG Capital for 13 years, including as Partner and Head of Southeast Asia. Mr. Shastry began his career as a Financial Analyst at Lehman Brothers in 1996. He received a Bachelor of Arts degree in Economics with Honors from Princeton University.
Melanie Wilson
has served as an Independent Director on our board of directors since March 2022. She has served as an Independent Director of PropertyGuru since 2019 and is Chair of the Remuneration Committee. Since 2016, Ms. Wilson has served in the board of directors of numerous entities listed on the Australian Securities Exchange and currently serves as
Non-Executive
Director at JB
Hi-Fi
Ltd, Chair of the Board of Baby Bunting Group Ltd, and as
Non-Executive
Director at EML Payments Limited. She has previously served as a non-Executive
Director of iSelect Limited and ShaverShop Limited. Melanie has over 15 years’ experience in senior management roles across global retail brands including Limited Brands, whose portfolio includes Victoria’s Secret and Bath & Bodyworks, Starwood Hotels, Woolworths Limited and BB Retail Capital. Ms. Wilson began her career as an Analyst in the corporate finance division of Goldman Sachs in 1997 and was also a management consultant at Bain & Company between 2002 and 2004. Ms. Wilson holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Commerce degree in Commerce and Finance from the University of Queensland. She is also a Graduate member of the Australian Institute of Company Directors.
Owen Wilson
has served as a
Non-Independent
Director of our board of directors since March 2022. Mr. Wilson is currently the Chief Executive Officer of the Australian Securities Exchange listed REA Group. Prior to that, Mr. Wilson served as REA Group’s Chief Financial Officer. Mr. Wilson joined the REA Group from Chandler MacLeod Group Ltd where he was the Chief Financial Officer and Company Secretary. He previously held positions with ANZ and KPMG across Australia, Asia and the UK. Mr. Wilson holds a Bachelor of Commerce in Accounting and Computer Science from Deakin University. He is also a member of the Institute of Chartered Accountants of Australia and New Zealand.
Joe Dische
has been PropertyGuru’s Chief Financial Officer since 2018. He is responsible for leading the finance and corporate teams, overseeing accounting and finance, treasury, taxation, legal and strategy. His work also includes managing the budgeting and forecasting of PropertyGuru’s financial performance. Mr. Dische has over 20 years of global financial experience across listed and private companies in the online, media and telecommunication industries. Prior to joining us, Mr. Dische was the Chief Financial Officer at iCar Asia Limited, listed on the Australian Securities Exchange between 2014 to 2018. He also previously spent six years at Vodafone Hutchison Australia, last serving as financial controller, and three years at V2 Music (a Virgin Group company) as Chief Financial Officer. Mr. Dische began his career at KPMG in London in 1997. Mr. Dische holds a Bachelor of Science degree in Biology from the University of Nottingham. He is a qualified accountant with the Institute of Chartered Accountants of England and Wales and a Graduate Member of the Australian Institute of Company Directors.
Genevieve Godwin
has been PropertyGuru’s Chief People Officer since 2020 and previously served as PropertyGuru’s Human Resources Director between 2018 and 2020. Ms. Godwin is responsible for the strategic leadership of PropertyGuru’s talent function as well as enhancing employee learning and development. Ms. Godwin has over 20 years of experience in human resources. Prior to joining PropertyGuru, Ms. Godwin served as the Head of Human Resources at Telenor in its digital business division across Asia Pacific, Europe and the United States between 2016 to 2018. She was also previously the Regional Asia Pacific Human Resources Director at J. Walter Thompson in Singapore between 2015 and 2016 and the Asia Pacific Regional Human Resources Leader at Harris CapRock Communications between 2012 and 2015. Ms. Godwin obtained a Bachelor of Business degree in Human Resource Management from Charles Sturt University, Australia.
Shyn Yee
Ho-Strangas
has been PropertyGuru’s Managing Director Data & Software Solutions since March 2022 and is responsible for driving the strategy and execution of the data and software solutions and services business. Prior to joining PropertyGuru,
Ms. Ho-Strangas
spent close to a decade with online travel company Expedia Group, most recently as director of global product management. Ms
Ho-Strangas
has extensive experience leading large, international and cross functional teams focusing on emerging technologies, global market expansion and local optimization; and has deep domain knowledge in technology, analytics and software solutions for enterprise clients.
Ms. Ho-Strangas
began her career with Starwood Hotels and Resorts, and subsequently with Horwath HTL, advised property developers, governments, banks and institutional investors on hotel, resort and mixed-use
developments across Asia. She holds a Bachelor of Business Management degree from the Singapore Management University.

Manav Kamboj
has been PropertyGuru’s Chief Technology Officer since 2017. Mr. Kamboj has almost 20 years’ experience in
e-commerce,
mobile and finance technology, software development and product management. He previously served as the Vice President of buyer product and technology at Snapdeal Pte. Ltd. (formerly known as Jasper Infotech Pte. Ltd.) between 2015 and 2017. Prior to that, from 2011 to 2015, Mr. Kamboj was a
Co-Founder
and Chief Executive Officer of Letsgomo Labs, a mobile technology consulting and app development company. Mr. Kamboj earned his Postgraduate Diploma in Business Management (Systems (IT) & Finance) at the Indian Institute of Management, Lucknow and his Bachelor of Mechanical Engineering degree at the Indian Institute of Technology Roorkee.
Bjorn Sprengers
has been PropertyGuru’s Chief Marketing Officer since 2013 and Managing Director Fintech since 2021. In his capacity as Chief Marketing Officer, he is responsible for PropertyGuru’s strategy and delivery of ‘value creation’. This includes brand, marketing operations and corporate reputation and communications. In his capacity as Managing Director, FinTech, Mr. Sprengers drives growth for PropertyGuru’s mortgage marketplace and brokerage business. Mr. Sprengers has strategy, marketing, product and operations experience, previously holding leadership roles at Royal Phillips Electronics, Arthur D. Little Strategy Consulting and at several start-ups.
In October 2021, Mr. Sprengers was appointed to the Board of Advisors of Contentoo, a European content marketing platform. Mr. Sprenger holds a Master of Science degree in International Business Studies from the University of Maastricht, The Netherlands.
Jeremy Williams
has been PropertyGuru’s Managing Director Marketplaces since 2021. He was previously PropertyGuru’s Chief Business Officer between 2019 and 2021 and PropertyGuru’s Chief Operating Officer between 2017 and 2019. Mr. Williams is responsible for leading PropertyGuru’s business growth initiatives. Mr. Williams was previously the group Chief Financial Officer of CarTrade.com and CarWale.com, India’s leading automotive marketplaces where he served for over seven years. Prior to his career in the consumer internet industry, Mr. Williams worked in the airline industry as a senior financial analyst at US Airways. He began his career as a consultant at The Castle Group in Jakarta in 1997 and has experience in various roles including financial planning and analysis, business development and strategic planning in Washington D.C., Singapore and Mumbai. Mr. Williams obtained a Bachelor of Political Science degree at the Australian National University and a Master of Business Administration degree at Cornell University.
Family Relationships
There are no family relationships among our directors and executive officers.
Director Appointments
Certain members of our board of directors were designated pursuant to the director appointment rights set forth in our Shareholders’ Agreement with, among others, the TPG Investor Entities, the KKR Investor and REA. The Shareholders’ Agreement provides that each of the (i) TPG Investor Entities, (ii) KKR Investor and (iii) REA, are entitled to appoint one person to our board of directors provided that they hold at least 7.5% of ordinary shares in the Company, respectively. Dominic Picone, Ashish Shastry and Owen Wilson, each of whom are directors of the Company, are affiliated with the TPG Investor Entities, the KKR Investor and REA, respectively. See “
Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors—Appointment and Removal of Directors.
”
B. Compensation
Executive Officer and Director Compensation
In 2021, PropertyGuru paid an aggregate of S$12.8 million in cash compensation and benefits in kind to PropertyGuru’s executive officers and directors as a group. PropertyGuru’s executive officers do not receive pension, retirement or other similar benefits, and PropertyGuru has not set aside or accrued any amount to provide such benefits to its executive officers. In Singapore, PropertyGuru is required by the applicable laws and regulations to make contributions, as employers, to the Central Provident Fund for executive officers who are employed by PropertyGuru as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). PropertyGuru is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

For information regarding share awards granted to PropertyGuru’s directors and executive officers, see the section entitled “
Item 6. Directors, Senior Management and Employees—B. Compensation
—
Equity Incentive Plans
” below.
Equity Incentive Plans
Employee Stock Option Plan 2016
In April 2016, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Employee Stock Option Plan 2016 (the “
2016 Plan
”), which was subsequently amended on January 1, 2018, October 6, 2019, December 9, 2019, October 14, 2020 and July 19, 2021.
Following the consummation of the Business Combination, the Company has assumed and converted the 2016 Plan into the PropertyGuru Group Limited Employee Stock Option Plan 2016 (the “
New 2016 Plan
”). In addition, in connection with the Business Combination, all options with respect to PropertyGuru Shares that were outstanding under the 2016 Plan at the time of consummation of the Business Combination have been replaced by options with respect to ordinary shares in the Company under the New 2016 Plan. As of March 17, 2022, under the New 2016 Plan, options to purchase 2,086,788 ordinary shares were outstanding. The following summarizes the material terms of the New 2016 Plan:

•
Shares Subject to the New 2016 Plan
. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan (as defined below), the New NED Plan (as defined below), the New Omnibus Plan (as defined below), the New RSU Plan (as defined below) and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.

•
Plan Administration
. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New 2016 Plan. The administrator, among other things, determines the eligible individuals to whom grants of options should be made, determines the time or times when grants of options should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of options, and makes all other determinations necessary or advisable for the administration of the New 2016 Plan and otherwise does all things necessary to carry out the purposes of the New 2016 Plan. The administrator may delegate its authority to grant options to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.

•
Capitalization Adjustment
. In the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New 2016 Plan, (ii) the number and kind of shares of stock or securities subject to options then outstanding or subsequently granted, (iii) the exercise prices relating to options, and (iv) any other provision of options affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New 2016 Plan, the number of ordinary shares in the Company subject to the options and/or the exercise price per share of ordinary shares in the Company, subject to the Amended Articles and applicable law.

Appropriate adjustments will also be made to take into account (a) other distributions to shareholders or any other event if the administrator determines that adjustments are appropriate to avoid distortion in the operation of the New 2016 Plan and to preserve the value of options granted thereunder, (b) a corporate acquisition or similar corporate transaction involving the Company, its subsidiaries or their affiliates, and (c) any increase or decrease in the number of issued ordinary shares in the Company resulting from a subdivision or consolidation of ordinary shares in the Company, or any other increase or decrease in the number of such ordinary shares in the Company effected without receipt of consideration by the Company (including the payment of an extraordinary dividend).

•	Types of Awards . The New 2016 Plan permits the grants of options.

•	Eligibility . Employees and directors of the Company or any of its subsidiaries are eligible to participate in the New 2016 Plan.

•
Offering
. Under the New 2016 Plan, an offer to grant options to eligible individuals is made by sending such individual an option grant agreement confirming the grant of options. The eligible participant may accept the offer to grant options, in whole or in part, within thirty (30) days after the option grant date. Unless the administrator determines otherwise, an offer of a grant of an option automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the option, the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the option, the eligible individual (being an employee of the Company or any of its subsidiaries) ceases to be in the employment of the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the option, or the Company is liquidated or wound-up
prior to the eligible individual’s acceptance of the option. The administrator will specify in the option grant agreement the conditions upon which the option will become vested, including any condition that part or all of an option is subject to time-based or performance-based vesting conditions.

All options, whether vested or unvested, will expire on the tenth (10th) anniversary of their option grant date unless otherwise provided in a participant’s option grant agreement or unless such options expire earlier as provided in the New 2016 Plan or a shorter exercise period is required by law. Upon the expiry of the applicable period for the exercise of such options, the options then remaining unexercised will lapse and become null and void.

•	Option Grant Agreements . Options granted under the New 2016 Plan are evidenced by option grant agreements confirming the grant of options.

•	Conditions of Awards . The administrator determines the provisions, terms and conditions of each option granted under the New 2016 Plan, including but not limited to the vesting schedule of the option.

•	Transferability . The options and all rights thereunder are exercisable only by the participant and are not assignable or transferable.

•
Termination of Employment
. Unless otherwise specified in the applicable option grant agreement or unless the administrator determines otherwise, upon termination of the participant’s employment, (i) where the participant is a Leaver (as defined in the New 2016 Plan) or Bad Leaver (as defined in the New 2016 Plan) all unvested outstanding options held by such participant shall be immediately forfeited; (ii) where the participant is a Good Leaver (as defined in the New 2016 Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested options, such retained unvested options to be pro-rated
for the portion of the vesting period served at the time of cessation of employment, and to vest subject to the terms and conditions of the option grant agreement to which the options were first granted; and (iii) any participant’s options (or any portion thereof) which have become vested on or before the date such participant’s employment is terminated shall expire on the earliest of (a) where the participant is a Bad Leaver, the commencement of business on the date of the participant’s termination of employment; and (b) where the participant is a Good Leaver or Leaver, 30 days after the date the participant’s employment is terminated; or (c) the expiration date applicable to such option specified in the New 2016 Plan.

•
Cash Awards
. Upon the exercise of options, the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. The cash award shall be the excess, if any, of (i) the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the option or such portion, over (ii) the aggregate exercise price of the option or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such option.

•
Change in Control
. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based options and/or performance-based options shall immediately vest and become exercisable prior to the change of control.

•
Term; Amendment
. No options may be granted under the New 2016 Plan on or after April 4, 2026. The administrator may, in its sole discretion, amend the New 2016 Plan or terms of any option granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New 2016 Plan in relation to outstanding grants or such option without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the option was granted (which includes, without limitation, the right to adjust or modify outstanding options).

Employee Stock Option Plan 2018
In May 2018, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Employee Stock Option Plan 2018 (the “
2018 Plan
”), which was subsequently amended on October 6, 2019, December 9, 2019, October 14, 2020 and July 19, 2021.
Following the consummation of the Business Combination, the Company assumed and converted the 2018 Plan into the PropertyGuru Group Limited Employee Stock Option Plan 2018 (the “
New 2018 Plan
”). In addition, in connection with the Business Combination, all options with respect to PropertyGuru Shares that were outstanding under the 2018 Plan at the time of consummation of the Business Combination have been replaced by options with respect to ordinary shares in the Company under the New 2018 Plan. As of March 17, 2022, under the New 2018 Plan, options to purchase 1,841,274 ordinary shares were outstanding. The material terms of the New 2018 Plan are identical to the New 2016 Plan, save for the New 2018 Plan’s term expires on May 9, 2028.
Non-Executive
Directors Share Plan
In October 2019, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd.
Non-Executive
Directors Share Plan (the “
NED Plan
”), which was subsequently amended on December 9, 2019, October 14, 2020 and July 19, 2021.
Following the consummation of the Business Combination, the Company assumed and converted the NED Plan into the PropertyGuru Group Limited
Non-Executive
Directors Share Plan (the “
New NED Plan
”). In addition, in connection with the Business Combination, all options and restricted stock units (“
RSU
”) with respect to PropertyGuru Shares that were outstanding under the NED Plan at the time of consummation of the Business Combination have been replaced by options and RSUs with respect to ordinary shares in the Company under the New NED Plan. As of March 17, 2022, under the New NED Plan, options to purchase 115,850 ordinary shares and RSUs underlying 258,561 ordinary shares were outstanding. The following summarizes the material terms of the New NED Plan:

•
Shares Subject to the New NED Plan
. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan, the New NED Plan, the New Omnibus Plan (as defined below), the New RSU Plan (as defined below) and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.

•
Plan Administration
. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New NED Plan. The administrator, among other things, determines the eligible individuals to whom grants of options, RSUs and/or share awards should be made, determines the time or times when grants of options, RSUs and/or share awards should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of options, RSUs and/or share awards, and makes all other determinations necessary or advisable for the administration of the New NED Plan and otherwise does all things necessary to carry out the purposes of the New NED Plan. The administrator may delegate its authority to grant options, RSUs and/or share awards to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.

•
Capitalization Adjustment
. In the case of options and RSUs, in the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New NED Plan, (ii) the number and kind of shares of stock or securities subject to options or RSUs (as the case may be) then outstanding or subsequently granted, (iii) in the case of options, the exercise prices relating to options, and (iv) any other provision of options or RSUs (as the case may be) affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New NED Plan, the number of ordinary shares in the Company subject to the options or RSUs (as the case may be) and/or (in the case of options) the exercise price per share of ordinary shares in the Company, subject to the Amended Articles and applicable law.

Appropriate adjustments will also be made to take into account (a) in the case of options and RSUs, other distributions to shareholders or any other event if the administrator determines that adjustments are appropriate to avoid distortion in the operation of the New NED Plan and to preserve the value of options, RSUs or share awards (as the case may be) granted thereunder, (b) in the case of options, RSUs and share awards, a corporate acquisition or similar corporate transaction involving the Company, its subsidiaries or their affiliates, and (c) in the case of options and RSUs, any increase or decrease in the number of issued ordinary shares in the Company resulting from a subdivision or consolidation of ordinary shares in the Company, or any other increase or decrease in the number of such ordinary shares in the Company effected without receipt of consideration by the Company (including the payment of an extraordinary dividend).

•	Types of Awards . The New NED Plan permits the grant of options, RSUs and share awards.

•	Eligibility . Non-executive directors of the Company or any of its subsidiaries are eligible to participate in the New NED Plan.

•
Offering
. Under the New NED Plan, an offer to grant options, RSUs and/or share awards to eligible individuals is made by sending such individual an option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) confirming the grant of options, RSUs and/or share awards (as the case may be). The eligible participant may accept the offer to grant options, RSUs and/ or share awards (as the case may be), in whole or in part, within thirty (30) days after the option, RSU and/or share award grant date (as the case may be). Unless the administrator determines otherwise, an offer of a grant of an option, RSU and/or share award (as the case may be) automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the option, RSU and/or share award (as the case may be), the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the option, RSU and/or share award (as the case may be), the eligible individual (being an appointee of the Company or any of its subsidiaries) ceases to be appointed by the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the option, RSU and/or share award (as the case may be), or the Company is liquidated or wound-up
prior to the eligible individual’s acceptance of the option, RSU and/or share award (as the case may be). The administrator will specify in the option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) the conditions upon which the option, RSU or share award (as the case may be) will become vested, including any condition that part or all of an option, RSU or share award (as the case may be) is subject to time-based or performance-based vesting conditions.

All options, whether vested or unvested, will expire on the fifth (5th) anniversary of their option grant date unless otherwise provided in a participant’s option grant agreement or unless such options expire earlier as provided in the New NED Plan or a shorter exercise period is required by law. Upon the expiry of the applicable period for the exercise of such options, the options then remaining unexercised will lapse and become null and void.

•
Grant Agreements.
Options, RSUs and share awards granted under the New NED Plan are evidenced by option grant agreements, RSU grant agreements and share award grant agreements respectively confirming the grant of options, RSUs and share awards respectively.

•
Conditions of Awards
. The administrator determines the provisions, terms and conditions of each option, RSU and share award granted under the New NED Plan, including but not limited to the vesting schedule of the option, RSU or share award (as the case may be).

•
Transferability
. An option and/or RSU (as the case may be) granted to a participant is personal to the participant only and cannot be transferred to any other party. The participant agrees that he or she shall not cause or permit the unvested restricted securities or his or her interest in the unvested restricted securities to be transferred to any other party other than the participant’s personal representative on his or her death. Subject to the prior approval of the administrator, the participant (i) may assign or transfer the benefit of and right to exercise an option or share award (as the case may be), (ii) may assign or transfer the benefit of a RSU, to a Permitted Transferee (as defined in the New NED Plan), or (iii) may assign or transfer his or her rights with respect to any or all of the restricted securities held by such participant to a Permitted Transferee.

•
Termination of Appointment
. Unless otherwise specified in the applicable option grant agreement, RSU grant agreement and/or share award grant agreement or unless the administrator determines otherwise, upon termination of the participant’s appointment, (i) where the participant is a Leaver (as defined in the New NED Plan) or Bad Leaver (as defined in the New NED Plan) all unvested outstanding options, RSUs or restricted securities (as the case may be) held by such participant shall be immediately forfeited; (ii) where the participant is a Good Leaver (as defined in the New NED Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested options, RSUs or restricted securities (as the case may be), such retained unvested options, RSUs or restricted securities (as the case may be) to be pro-rated
for the portion of the vesting period served at the time of cessation of appointment, and to vest subject to the terms and conditions of the option grant agreement, RSU grant agreement and/or share award grant agreement to which the options, RSUs or restricted securities (as the case may be) were first granted; and (iii) any participant’s options (or any portion thereof) which have become vested on or before the date such participant’s appointment is terminated shall expire on the earliest of (a) where the participant is a Bad Leaver, the commencement of business on the date of the participant’s termination of appointment; and (b) where the participant is a Good Leaver or Leaver, 30 days after the date the participant’s appointment is terminated; or (c) the expiration date applicable to such option specified in the New NED Plan. Any option or portion thereof that is vested and held by a Permitted Transferee (as defined in the New NED Plan) shall expire in connection with the participant’s termination of appointment in accordance with the New NED Plan as if the option were held directly by the participant, unless otherwise provided in the participant’s option grant agreement.

•
Cash Awards
. Upon the exercise of options or vesting of RSUs (as the case may be), the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. In the case of options, the cash award shall be the excess, if any, of (i) the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the option or such portion, over (ii) the aggregate exercise price of the option or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such option. In the case of RSUs, the cash award shall be the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the RSU or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such RSU.

•
Change in Control
. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based options, RSUs and restricted securities and/or performance-based options, RSUs and restricted securities shall immediately vest and, in the case of the options, become exercisable, prior to the change of control.

•
Term; Amendment
. No options, RSUs and/or share awards may be granted under the New NED Plan on or after October 4, 2029. The administrator may, in its sole discretion, amend the New NED Plan or terms of any option, RSU and/or share award granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New NED Plan in relation to outstanding grants or such option, RSU and/or share award without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the option, RSU and/or share award (as the case may be) was granted (which includes, without limitation, the right to adjust or modify outstanding options and RSUs).

Omnibus Equity Incentive Plan
In October 2019, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Omnibus Equity Incentive Plan (the “
Omnibus Plan
”), which was subsequently amended on December 9, 2019, October 14, 2020 and July 19, 2021.
Following the consummation of the Business Combination, the Company assumed and converted the Omnibus Plan into the PropertyGuru Group Limited Omnibus Equity Incentive Plan (the “
New Omnibus Plan
”). In addition, in connection with the Business Combination, all options and RSUs with respect to PropertyGuru Shares that were outstanding under the Omnibus Plan at the time of consummation of the Business Combination have been replaced by options and RSUs with respect to ordinary shares in the Company under the New Omnibus Plan. As of March 17, 2022, under the New Omnibus Plan, an options to purchase ordinary shares were outstanding and RSUs underlying 1,733,807 ordinary shares were outstanding. The following summarizes the material terms of the New Omnibus Plan:

•
Shares Subject to the New Omnibus Plan
. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan, the New NED Plan, the New Omnibus Plan, the New RSU Plan (as defined below) and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.

•
Plan Administration
. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New Omnibus Plan. The administrator, among other things, determines the eligible individuals to whom grants of options, RSUs and/or share awards should be made, determines the time or times when grants of options, RSUs and/or share awards should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of options, RSUs and/or share awards, and makes all other determinations necessary or advisable for the administration of the New Omnibus Plan and otherwise does all things necessary to carry out the purposes of the New Omnibus Plan. The administrator may delegate its authority to grant options, RSUs and/or share awards to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.

•
Capitalization Adjustment
. In the case of options and RSUs, in the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New Omnibus Plan, (ii) the number and kind of shares of stock or securities subject to options or RSUs (as the case may be) then outstanding or subsequently granted, (iii) in the case of options, the exercise prices relating to options, and (iv) any other provision of options or RSUs (as the case may be) affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New Omnibus Plan, the number of ordinary shares in the Company subject to the options or RSUs (as the case may be) and/or (in the case of options) the exercise price per share of ordinary shares in the Company, subject to the Amended Articles and applicable law.

Appropriate adjustments will also be made to take into account (a) in the case of options and RSUs, other distributions to shareholders or any other event if the administrator determines that adjustments are appropriate to avoid distortion in the operation of the New Omnibus Plan and to preserve the value of options or RSUs (as the case may be) granted thereunder, (b) in the case of options, RSUs and share awards, a corporate acquisition or similar corporate transaction involving the Company, its subsidiaries or their affiliates, and (c) in the case of options and RSUs, any increase or decrease in the number of issued ordinary shares in the Company resulting from a subdivision or consolidation of ordinary shares in the Company, or any other increase or decrease in the number of such ordinary shares in the Company effected without receipt of consideration by the Company (including the payment of an extraordinary dividend).

•	Types of Awards . The New Omnibus Plan permits the grant of options, RSUs and share awards.

•	Eligibility . Selected employees and executive directors of the Company or any of its subsidiaries are eligible to participate in the New Omnibus Plan.

•
Offering
. Under the New Omnibus Plan, an offer to grant options, RSUs and/or share awards to eligible individuals is made by sending such individual an option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) confirming the grant of options, RSUs and/or share awards (as the case may be). The eligible participant may accept the offer to grant options, RSUs and/or share awards (as the case may be), in whole or in part, within thirty (30) days after the option, RSU and/or share award grant date (as the case may be). Unless the administrator determines otherwise, an offer of a grant of an option, RSU and/or share award (as the case may be) automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the option, RSU and/ or share award (as the case may be), the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the option, RSU and/or share award (as the case may be), the eligible individual (being an employee of the Company or any of its subsidiaries) ceases to be employed by the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the option, RSU and/or share award (as the case may be), or the Company is liquidated or wound-up
prior to the eligible individual’s acceptance of the option, RSU and/or share award (as the case may be). The administrator will specify in the option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) the conditions upon which the option, RSU or restricted security (as the case may be) will become vested, including any condition that part or all of an option, RSU or restricted security (as the case may be) is subject to time-based or performance-based vesting conditions.

All options, whether vested or unvested, will expire on the tenth (10th) anniversary of their option grant date unless otherwise provided in a participant’s option grant agreement or unless such options expire earlier as provided in the New Omnibus Plan or a shorter exercise period is required by law. Upon the expiry of the applicable period for the exercise of such options, the options then remaining unexercised will lapse and become null and void.

•
Grant Agreements
. Options, RSUs and share awards granted under the New Omnibus Plan are evidenced by option grant agreements, RSU grant agreements and share award grant agreement respectively confirming the grant of options, RSUs and share awards respectively.

•
Conditions of Awards
. The administrator determines the provisions, terms and conditions of each option, RSU and share award granted under the New Omnibus Plan, including but not limited to the vesting schedule of the option, RSU or restricted security (as the case may be).

•
Transferability
. An option and/or RSU (as the case may be) granted to a participant is personal to the participant only and cannot be transferred to any other party. The participant agrees that he or she shall not cause or permit the unvested restricted securities or his or her interest in the unvested restricted securities to be transferred to any other party other than the participant’s personal representative on his or her death. Subject to the prior approval of the administrator, the participant (i) may assign or transfer the benefit of and right to exercise an option or share award (as the case may be), (ii) may assign or transfer the benefit of a RSU, to a Permitted Transferee (as defined in the New Omnibus Plan), or (iii) may assign or transfer his or her rights with respect to any or all of the restricted securities held by such participant to a Permitted Transferee.

•
Termination of Employment
. Unless otherwise specified in the applicable option grant agreement, RSU grant agreement and/or share award grant agreement or unless the administrator determines otherwise, upon termination of the participant’s employment, (i) where the participant is a Leaver (as defined in the New Omnibus Plan) or Bad Leaver (as defined in the New Omnibus Plan) all unvested outstanding options, RSUs or restricted securities (as the case may be) held by such participant shall be immediately forfeited; (ii) where the participant is a Good Leaver (as defined in the New Omnibus Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested options, RSUs or restricted securities (as the case may be), such retained unvested options, RSUs or restricted securities (as the case may be) to be pro-rated
for the portion of the vesting period served at the time of cessation of employment, and to vest subject to the terms and conditions of the option grant agreement, RSU grant agreement and/or share award grant agreement to which the options, RSUs or restricted securities (as the case may be) were first granted; and (iii) any participant’s options (or any portion thereof) which have become vested on or before the date such participant’s employment is terminated shall expire on the earliest of (a) where the participant is a Bad Leaver, the commencement of business on the date of the participant’s termination of employment; and (b) where the participant is a Good Leaver or Leaver, 30 days after the date the participant’s employment is terminated; or (c) the expiration date applicable to such option specified in the New Omnibus Plan. Any option or portion thereof that is vested and held by a Permitted Transferee (as defined in the New Omnibus Plan) shall expire in connection with the participant’s termination of employment in accordance with the New Omnibus Plan as if the option were held directly by the participant, unless otherwise provided in the participant’s option grant agreement.

•
Cash Awards
. Upon the exercise of options or vesting of RSUs (as the case may be), the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. In the case of options, the cash award shall be the excess, if any, of (i) the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the option or such portion, over (ii) the aggregate exercise price of the option or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such option. In the case of RSUs, the cash award shall be the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the RSU or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such RSU.

•
Change in Control
. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based options, RSUs and restricted securities and/or performance-based options, RSUs and restricted securities shall immediately vest and, in the case of the options, become exercisable, prior to the change of control.

•
Term; Amendment
. No options, RSUs and/or share awards may be granted under the New Omnibus Plan on or after October 4, 2029. The administrator may, in its sole discretion, amend the New Omnibus Plan or terms of any option, RSU and/or share award granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New Omnibus Plan in relation to outstanding grants or such option, RSU and/or share award without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the option, RSU and/or share award (as the case may be) was granted (which includes, without limitation, the right to adjust or modify outstanding options and RSUs).

Restricted Stock Units Plan
In April 2016, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Restricted Stock Units Plan (the “
RSU Plan
”), which was subsequently amended on January 1, 2018, October 6, 2019, December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company assumed and converted the RSU Plan into the PropertyGuru Group Limited Restricted Stock Units Plan (the “
New RSU Plan
”). In addition, in connection with the Business Combination, all RSUs with respect to PropertyGuru Shares that were outstanding under the RSU Plan at the time of consummation of the Business Combination have been replaced by RSUs with respect to ordinary shares in the Company under the New RSU Plan. As of March 17, 2022, under the New RSU Plan, RSUs underlying 35,415 ordinary shares were outstanding. The following summarizes the material terms of the New RSU Plan:

•
Shares Subject to the New RSU Plan
. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan, the New NED Plan, the New Omnibus Plan, the New RSU Plan and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.

•
Plan Administration
. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New RSU Plan. The administrator, among other things, determines the eligible individuals to whom grants of RSUs should be made, determines the time or times when grants of RSUs should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of RSUs, and makes all other determinations necessary or advisable for the administration of the New RSU Plan and otherwise does all things necessary to carry out the purposes of the New RSU Plan. The administrator may delegate its authority to grant RSUs to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.

•
Capitalization Adjustment
. In the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New RSU Plan, (ii) the number and kind of shares of stock or securities subject to RSUs then outstanding or subsequently granted, and (iii) any other provision of RSUs affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New RSU Plan, the number of ordinary shares in the Company subject to the RSUs, subject to the Amended Articles and applicable law.

Appropriate adjustments will also be made to take into account (a) other distributions to shareholders or any other event if the administrator determines that adjustments are appropriate to avoid distortion in the operation of the New RSU Plan and to preserve the value of RSUs granted thereunder, (b) a corporate acquisition or similar corporate transaction involving the Company, its subsidiaries or their affiliates, and (c) any increase or decrease in the number of issued ordinary shares in the Company resulting from a subdivision or consolidation of ordinary shares in the Company, or any other increase or decrease in the number of such ordinary shares in the Company effected without receipt of consideration by the Company (including the payment of an extraordinary dividend).

•	Types of Awards . The New RSU Plan permits the grants of RSUs.

•	Eligibility . Employees and directors of the Company or any of its subsidiaries are eligible to participate in the New RSU Plan.

•
Offering
. Under the New RSU Plan, an offer to grant RSUs to eligible individuals is made by sending such individual a RSU grant agreement confirming the grant of RSUs. The eligible participant may accept the offer to grant RSUs, in whole or in part, within thirty (30) days after the option grant date. Unless the administrator determines otherwise, an offer of a grant of a RSU automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the RSU, the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the RSU, the eligible individual (being an employee of the Company or any of its subsidiaries) ceases to be in the employment of the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the RSU, or the Company is liquidated or wound-up
prior to the eligible individual’s acceptance of the RSU. The administrator will specify in the RSU grant agreement the conditions upon which the RSU will become vested, including any condition that part or all of a RSU is subject to time-based or performance-based vesting conditions.

•	RSU Grant Agreements . Options granted under the New RSU Plan are evidenced by RSU grant agreements confirming the grant of RSUs.

•	Conditions of Awards . The administrator determines the provisions, terms and conditions of each RSU granted under the New RSU Plan, including but not limited to the vesting schedule of the RSU.

•	Transferability . The RSU and all rights thereunder are not assignable or transferable.

•
Termination of Employment
. Unless otherwise specified in the applicable RSU grant agreement or unless the administrator determines otherwise, upon termination of the participant’s employment, (i) where the participant is a Leaver (as defined in the New RSU Plan) or Bad Leaver (as defined in the New RSU Plan) all unvested outstanding RSUs held by such participant shall be immediately forfeited; and (ii) where the participant is a Good Leaver (as defined in the New RSU Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested RSUs, such retained unvested RSUs to be pro-rated
for the portion of the vesting period served at the time of cessation of employment, and to vest subject to the terms and conditions of the RSU grant agreement to which the RSUs were first granted.

•
Cash Awards
. Upon the vesting of RSUs, the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. The cash award shall be the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the RSU or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such RSU.

•
Change in Control
. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based RSUs and/or performance-based RSUs shall immediately vest prior to the change of control.

•
Term; Amendment
. No RSUs may be granted under the New RSU Plan on or after April 4, 2026. The administrator may, in its sole discretion, amend the New RSU Plan or terms of any RSU granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New RSU Plan in relation to outstanding grants or such RSU without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the RSU was granted (which includes, without limitation, the right to adjust or modify outstanding RSUs).

Option, RSU and Restricted Securities Grants
As of March 17, 2022, there were a total of 4,700,990 ordinary shares in the Company underlying grants of outstanding options (including unvested options), RSUs and restricted shares that are held by the executive officers and directors as a group, which include the following:

•
Olivier Lim (Chair and Independent Director) had 68,123 outstanding options to purchase a total of 68,123 ordinary shares in the Company, with a grant date of October 4, 2019 and an expiration date of October 3, 2029, 172,350 outstanding RSUs with respect to ordinary shares in the Company with a grant date of August 16, 2021 and 240,473 outstanding restricted shares with respect to a total of 240,473 ordinary shares in the Company with grant dates that range from October 4, 2019 to August 16, 2021;

•
Hari V. Krishnan (Chief Executive Officer and Managing Director) had 1,354,756 outstanding options to purchase a total of 1,354,756 ordinary shares in the Company, with grant dates that range from May 1, 2016 to April 1, 2019 and expiration dates that range from April 30, 2026 to March 31, 2029, 418,672 outstanding RSUs with respect to ordinary shares in the Company with grant dates that range from May 1, 2016 to November 30, 2019, and 1,773,428 outstanding restricted shares with respect to a total of 1,773,428 ordinary shares in the Company with grant dates that range from May 1, 2016 to November 30, 2019;

•
Jennifer Macdonald (Independent Director) had 34,080 outstanding options to purchase a total of 34,080 ordinary shares in the Company, with a grant date of October 4, 2019 and an expiration date of October 3, 2029, 28,737 outstanding RSUs with respect to ordinary shares in the Company with a grant date of August 16, 2021, and 62,817 outstanding restricted shares with respect to a total of 62,817 ordinary shares in the Company with grant dates that range from October 4, 2019 to August 16, 2021;

•
Melanie Wilson (Independent Director) had 13,645 outstanding options to purchase a total of 13,645 ordinary shares in the Company, with a grant date of October 4, 2019, and an expiration date of October 4, 2029, 28,737 outstanding RSUs with respect to ordinary shares in the Company with a grant date of August 16, 2021, and 42,382 outstanding restricted shares with respect to a total 42,382 of ordinary shares in the Company with grant dates that range from October 4, 2019 to August 16, 2021;

•
Rachna Bhasin (Independent Director) had 28,737 outstanding RSUs with respect to ordinary shares in the Company with a grant date of August 16, 2021, and 28,737 outstanding restricted shares with respect to a total 28,737 of ordinary shares in the Company with a grant date of August 16, 2021;

•
Joe Dische (Chief Financial Officer) had 484,198 outstanding options to purchase a total of 484,198 ordinary shares in the Company, with grant dates that range from June 18, 2018 to April 1, 2019 and expiration dates that range from June 17, 2028 to March 31, 2029, 203,000 outstanding RSUs with respect to ordinary shares in the Company with a grant date of November 30, 2019, and 687,198 outstanding restricted shares with respect to a total of 687,198 ordinary shares in the Company with grant dates that range from June 18, 2018 to November 30, 2019;

•
Genevieve Godwin (Chief People Officer) had 71,914 outstanding options to purchase a total of 71,914 ordinary shares in the Company, with grant dates that range from February 5, 2018 to April 1, 2019 and expiration dates that range from February 4, 2028 to March 31, 2029, 203,109 outstanding RSUs with respect to ordinary shares in the Company with a grant date of November 30, 2019, and 275,023 outstanding restricted shares with respect to a total of 275,023 of ordinary shares in the Company with grant dates that range from February 5, 2018 to April 1, 2019;

•
Manav Kamboj (Chief Technology Officer) had 367,552 outstanding options to purchase a total of 367,552 ordinary shares in the Company, with grant dates that range from January 1, 2018 to April 1, 2019 and expiration dates that range from December 31, 2028 to March 31, 2029, 187,441 outstanding RSUs with respect to ordinary shares in the Company with a grant date of November 30, 2019, and 554,993 outstanding restricted shares with respect to a total of 554,993 ordinary shares in the Company with grant dates that range from January 1, 2018 to November 30, 2019;

•
Bjorn Sprengers (Managing Director, Fintech and Chief Marketing Officer) had 241,303 outstanding options to purchase a total of 241,303 ordinary shares in the Company, with grant dates that range from May 1, 2016 to April 1, 2019 and expiration dates that range from April 30, 2026 to March 31, 2029, 132,060 outstanding RSUs with respect to ordinary shares in the Company with grant dates that range from May 1, 2016 to November 30, 2019, and 373,363 outstanding restricted shares with respect to a total of 373,363 ordinary shares in the Company with grant dates that range from May 1, 2016 to November 30, 2019; and

•
Jeremy Williams (Managing Director, Marketplaces) had 475,135 outstanding options to purchase a total of 475,135 ordinary shares in the Company, with grant dates that range from January 1, 2018 to April 1, 2019 and expiration dates that range from December 31, 2028 to March 31, 2029, 187,441 outstanding RSUs with respect to ordinary shares in the Company with a grant date of November 30, 2019, and 662,576 outstanding restricted shares with respect to a total of 662,576 of ordinary shares in the Company with grant dates that range from January 1, 2018 to November 30, 2019.

The
per-share
exercise prices of the original options to purchase PropertyGuru Shares held by the directors and executive officers of the Company ranged from S$3.45 and S$8.80 in Singapore dollar terms at the times that such options were granted. At the Amalgamation Effective time, outstanding options to purchase PropertyGuru Shares were assumed by the Company and converted into options to purchase ordinary shares in the Company in accordance with the Business Combination Agreement and the terms of the PropertyGuru incentive plans. In connection with such assumption and conversion, both the number of ordinary shares in the Company underlying such options, and the per-share
exercise prices of such options, have been adjusted in accordance with the Exchange Ratio.
Except as set out above, no directors or executive officers of the Company have been granted options, RSUs or restricted shares.

Employment Agreements and Indemnification Agreements
Each of our executive officers is party to an employment agreement with PropertyGuru Pte. Ltd., a subsidiary of the Company in Singapore. The employment of the executive officers under these employment agreements is for an indefinite period, but may be terminated by the employer for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving the employer prior written notice. The employment agreements with the executive officers also include confidentiality and non-disclosure
restrictions and
non-competition
and
non-solicitation
restrictions that apply during employment for certain periods following termination of employment.
The Company has entered into indemnification agreements with each of its directors. Under these agreements, the Company agrees to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of the Company.
C. Board Practices
Board of Directors
As of the date of this Annual Report, our board of directors consists of nine directors, out of which four are independent. The Amended Articles provide that the maximum number of directors shall be nine, or such higher number as may be approved by the shareholders by ordinary resolution. Except as provided in the Amended Articles, a director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors.
No director has a service contract with us that provides for benefits upon termination of service.
Duties of Directors
Under the laws of the Cayman Islands, directors owe certain fiduciary duties to the company. In certain circumstances, a shareholder may have the right to seek damages if a duty owed by the directors is breached.
Under Cayman Islands law, directors owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, under Cayman Islands law, directors owe a duty of care that is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As stated above, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Amended Articles or alternatively by shareholder approval at general meetings.
Appointment and Removal of Directors
The Amended Articles provide for a board comprised of up to nine directors, though this number may be increased by ordinary resolution. Three of the Company’s larger shareholders have the right to directly appoint, remove and replace three directors in accordance with the terms set out more fully in the Amended Articles, including on the following terms:

•	the TPG Investor Entities may jointly appoint one director, provided that the TPG Investor Entities collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company;

•	the KKR Investor may appoint one director, provided that the KKR Investor and its affiliates collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; and

•
REA may appoint one director, provided that REA holds at least 7.5 per cent. of the issued share capital of the Company and subject to (i) the possibility of REA losing such appointment right in the event of a breach of certain provisions of the Shareholders’ Agreement and (ii) such director appointed by REA being subject to certain additional requirements that do not apply to the directors appointed by either the TPG Investor Entities or the KKR Investor.

The Amended Articles provide for certain circumstances whereby the directors described above must be removed by the relevant appointor(s) or resign and, if such removal or resignation does not occur, the other directors may remove that director by majority vote.
All other directors may be appointed by ordinary resolution or a resolution of directors and removed by ordinary resolution and the removal of any such director may be for any reason or no reason. Our directors do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.
Each director shall remain in office until he or she is removed by his or her appointing shareholder (in the case of the three directors appointed by our substantial shareholders, as described above) or by ordinary resolution (in the case of each other director) and the office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns by notice in writing, (iv) is removed by the shareholders as described above, (v) is removed from office by notice addressed to him at his last known address and signed by all of his co-directors
(not being less than two in number) or (vi) is removed from office pursuant to any other provision of the Amended Articles.
Terms of Directors
An Investor Director (as defined in Amended Articles) shall hold office until such time as he or she resigns from office by notice in writing to the Company, is removed from office in accordance with the Amended Articles or is otherwise disqualified from acting as a director (including pursuant to the Cayman Companies Act). A
Non-Investor
Director (as defined in the Amended Articles) shall hold office until such time as he or she resigns his office by notice in writing to the Company, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director (including pursuant to the Cayman Companies Act).

Committees of the Board of Directors
Audit and Risk Committee
Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit and risk committee consists of Ms. Rachna Bhasin, Ms. Jennifer Macdonald and Ms. Melanie Wilson. Ms. Jennifer Macdonald serves as the chairperson of our audit and risk committee. All members of our audit and risk committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Ms. Jennifer Macdonald is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE. Our board of directors has determined that each member of our audit and risk committee is “independent” as such term is defined in Rule
10A-3(b)(1)
under the Exchange Act, which is different from the general test for independence of board and committee members, and that the simultaneous service by Ms. Jennifer Macdonald on the audit committees of four other public companies and Ms. Melanie Wilson on the audit committees of three other public companies would not impair their respective abilities to effectively serve on our audit and risk committee.
Our board of directors has adopted a terms of reference setting forth the responsibilities of the audit and risk committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE and include:

•	recommending the appointment and termination of the Company’s independent auditors, subject to approval of the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•
overseeing the accounting and financial reporting processes of the Company and audits of the Company’s financial statements, the effectiveness of the Company’s internal control over financial reporting and making such reports as may be required of an audit committee under applicable law;

•	reviewing with management and the Company’s independent auditor the Company’s annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with Cayman Islands law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with the Company’s general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•
identifying irregularities in the Company’s business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and its officers and directors, or

•
affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under Cayman Islands law; and

•	establishing procedures for the handling of employees’ complaints as to the management of the Company’s business and the protection to be provided to such employees.

Remuneration Committee
Our remuneration committee consists of Ms. Jennifer Macdonald, Mr. Dominic Picone and Ms. Melanie Wilson. Ms. Melanie Wilson serves as the chairperson of our remuneration committee.
Our board of directors has adopted a terms of reference setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include among others:

•
recommending to our board of directors for its approval a compensation policy in accordance with the requirements of Cayman Islands law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under Cayman Islands law;

•
reviewing and approving the granting of options and other incentive awards to the Company’s Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to Cayman Islands law; and

•
administering the Company’s equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto.

Nominating Committee
Our nominating committee consists of Ms. Jennifer Macdonald, Mr. Dominic Picone, Mr. Ashish Shastry, Ms. Melanie Wilson and Mr. Owen Wilson. Mr. Dominic Picone serves as the chairperson of our nominating committee. Our board of directors has adopted a terms of reference setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our business; and

•	overseeing our environmental, social and governance risks, strategies, policies, programs and practices to further our business purpose, strategy, culture, values and reputation.
D. Employees
As at December 31, 2021, 2020 and 2019, we had 1,410, 1,314 and 1,259 full-time employees. We have developed a culture of innovation where employees seek to proactively solve complex problems and challenges faced by a high growth business. Our employees undertake extensive technical and strategic training, which equips them for these challenges.

Our team operates in a flat, low hierarchy and agile environment that promotes bold ideas and innovation. To enhance engagement we hold regular town hall sessions to update employees on our strategy and progress. This ensures all employees understand our mission of helping people make confident property decisions through relevant content and actionable insights. We believe this form of open communication helps to foster a sense of purpose among all employees and take individual responsibility for making our Company better in every aspect.
None of our employees are represented by a labor union or party to a collective bargaining agreement, except for our employees in Vietnam. Our Vietnamese employees are party to a collective bargaining agreement, and we work with our Vietnamese employees and their representatives to ensure there is regular, open communication to maintain a strong and harmonious relationship between all parties. We have never experienced any work stoppages or strikes as a result of labor disputes. We consider our relationship with our employees to be good.
E. Share Ownership
Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “
Item 6. Directors, Senior Management and Employees
” and “
Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders
.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of the Company’s ordinary shares by:

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
The percentage of the Company’s ordinary shares beneficially owned is computed on the basis of 161,210,560 ordinary shares issued and outstanding as of March 17, 2022.

Beneficial Owners (1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% Shareholders
TPG Investor Entities (2)	48,497,728	30.1%
KKR Investor (3)	47,518,534	28.8%
REA Asia Holding Co. Pty Ltd (4)	28,183,294	17.5%
Bridgetown 2 LLC (5)	26,103,662	15.0%
Directors and Executive Officers
Olivier Lim	295,457	*
Hari V. Krishnan	1,240,532	*
Rachna Bhasin	—	—
Jennifer Macdonald (6)	96,717	*
Stephen Nicholas Melhuish (7)	2,910,138	1.8%
Dominic Picone	—	—
Ashish Shastry	—	—
Melanie Wilson (8)	47,258	*
Owen Wilson	—	—
Joe Dische	373,762	*
Genevieve Godwin	144,227	*
Manav Kamboj	328,961	*
Bjorn Sprengers	418,817	*
Jeremy Williams	403,690	*
All directors and executive officers as a group (14 individuals)	6,259,559	3.9%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of those listed in the table above is Paya Lebar Quarter 1, Paya Lebar Link, #12-01/04, Singapore 408533.
(2)
Consists of 37,443,401 ordinary shares directly held by TPG Asia VI SF Pte. Ltd., a company formed under the laws of Singapore, and 11,054,327 ordinary shares directly held by TPG Asia VI Digs 1 L.P., a Cayman Islands limited partnership (together with TPG Asia VI SF Pte. Ltd., the “
TPG Investor Entities
”). The sole shareholder of TPG Asia VI SF Pte. Ltd. is TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, whose general partner is TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership (“
TPG Asia GenPar VI
”), whose general partner is TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings
I-A,
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

(3)
Consists of 43,475,124 ordinary shares directly held by the KKR Investor and 4,043,411 ordinary shares issuable upon exercise of the warrant issued by the Company following its assumption of the PropertyGuru Warrants. The sole shareholder of the KKR Investor is Epsilon Asia Holdings I Pte. Ltd., which is majority-controlled by KKR Asia III Fund Investments Pte. Ltd. KKR Asian Fund III L.P. (as the sole shareholder of KKR Asia III Fund Investments Pte. Ltd.); KKR Associates Asia III SCSp (as the general partner of KKR Asian Fund III L.P.); KKR Asia III S.à.r.l. (as the general partner of KKR Associates Asia III SCSp); KKR Asia III Holdings Limited (as the sole shareholder of KKR Asia III S.à.r.l.); KKR Group Partnership L.P. (as the sole shareholder of KKR Asia III Holdings Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, Suite 7500, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)
REA Asia Holding Co. Pty Ltd (“
REA
”) is a wholly-owned subsidiary of REA Group, an Australian public company limited by shares listed on the Australian Stock Exchange (ASX: REA). The registered address of REA is 511 Church Street, Richmond, Victoria, 3121, Australia.

(5)
Consists of (i) 6,243,662 ordinary shares directly held by Bridgetown 2 LLC, (ii) 12,960,000 warrants to purchase ordinary shares on a one-for-one
basis, (iii) 3,650,000 ordinary shares held by FWD Life Insurance Public Company Limited and (iv) 3,250,000 ordinary shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC. Bridgetown 2 LLC is wholly-owned by Bridgetown Capital Investment Limited, the ultimate beneficial owner of which is Mr. Richard Li. The business address of Bridgetown 2 LLC is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(6)
Consists of 96,717 ordinary shares held by Hethersett Holdings Pty. Ltd. as trustee for the Selkirk Park Family Trust, a trust that was established for the benefit of Ms. Macdonald. The registered address of Hethersett Holdings Pty. Ltd. is 2A Brandling Lane, Alexandria, NSW 2015, Australia.

(7)
Includes 187,730 ordinary shares held as trustee for The Jaemily Trust, with respect to which Mr. Melhuish may be deemed to beneficially own. Mr. Melhuish disclaims beneficial ownership of the ordinary shares held as trustee for The Jaemily Trust.

(8)	Ms. Wilson has shared voting and investment power with Mr. Paul Wilson with respect to 22,709 ordinary shares beneficially owned by Ms. Wilson.

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.
As of March 17, 2022, 161,210,560 ordinary shares of the Company were issued and outstanding, of which 10,391,740, or 6.4%, were held by three record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
Transactions Related to the Business Combination
Sponsor and Bridgetown 2 Shares
On November 4, 2020, the Sponsor paid $25,000 to cover certain of Bridgetown 2’s offering costs in consideration for 15,812,500 Bridgetown 2 Class B Ordinary Shares. In December 2020, the Sponsor contributed 10,062,500 Bridgetown 2 Class B Ordinary Shares back to Bridgetown 2 for no consideration, resulting in 5,750,000 Bridgetown 2 Class B Ordinary Shares being issued and outstanding. In December 2020, the Sponsor transferred 947,097 Bridgetown 2 Class B Ordinary Shares to Bridgetown 2’s chief executive officer, 299,241 Bridgetown 2 Class B Ordinary Shares to an affiliate of the Sponsor (which amounts have been adjusted for the share dividend referred to below) and 5,000 Bridgetown 2 Class B Ordinary Shares to each of its independent director nominees and its senior advisor. In January 2021, Bridgetown 2 effected a share dividend of 0.3 shares for each founder share in issue, resulting in an aggregate of 7,475,000 founder shares outstanding, including those held by Bridgetown 2’s chief executive officer and an affiliate of Sponsor.
In connection with the Business Combination, the 7,475,000 outstanding Bridgetown 2 Class B Ordinary Shares were cancelled and automatically converted into 7,450,000 ordinary shares in the Company.
Sponsor Private Placement Warrants
The Sponsor purchased an aggregate of 12,960,000 private placement Bridgetown 2 Warrants for a purchase price of $0.50 per whole warrant, or $6,480,000 in the aggregate, in a private placement that occurred simultaneously with the closing of Bridgetown 2’s initial public offering. Each private placement Bridgetown 2 Warrant entitles the holder to purchase one Bridgetown 2 Class A Ordinary Share at $11.50 per share, subject to adjustment. The private placement Bridgetown 2 Warrants (including the Bridgetown 2 Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Business Combination.
In connection with the Business Combination, the Sponsor’s 12,960,000 private placement Bridgetown 2 Warrants were exchanged for 12,960,000 warrants of the Company.
Shareholders’ Agreement
On March 17, 2022, we entered into the Shareholders’ Agreement with, among others, the TPG Investor Entities, the KKR Investor and REA (the “
Shareholder Parties
”).
The Shareholders’ Agreement provides that each of the (i) TPG Investor Entities, (ii) KKR Investor and (iii) REA, are entitled to appoint one person to our board of directors provided that they hold at least 7.5% of ordinary shares in the Company, respectively. Dominic Picone, Ashish Shastry and Owen Wilson, each of whom are directors of the Company, are affiliated with the TPG Investor Entities, the KKR Investor and REA, respectively.
In addition, pursuant to the Shareholders’ Agreement, REA has a right of first offer (“
ROFO
”) to purchase any ordinary shares in the Company and/or warrants and/or any other securities which are issued by the Company from time to time (“
Company Securities
”) to any Shareholder Party that constitutes a Major Shareholder (as defined in the Shareholders’ Agreement) other than REA if such Shareholder Party (i) receives a bona fide binding or indicative offer to purchase such Shareholder Party’s Company Securities from a bona fide third party buyer or (ii) desires (in one or through a series of transactions) to transfer its Company Securities (without having solicited or being in receipt of an indicative or binding offer) to a bona fide third party buyer, and, in connection with such offer or desire to transfer, such Shareholder Party intends, or is reasonably likely, to initiate a Drag Sale (as defined below).

In the event that (i) a Shareholder Party that constitutes a Major Shareholder (a “
Dragging Shareholder
”) intends to transfer all of its Company Securities to a bona fide third party buyer, (ii) the Company Securities are not required to be transferred to REA pursuant to its ROFO and (iii) such transfer has been approved as a “Drag Sale” by holders of not less than 50% of the ordinary shares in the Company then in issue (including the Company’s shareholders who are not Shareholder Parties) (a “
Drag Sale
”), the other Shareholder Parties shall be required to transfer all of their Company Securities to such bona fide third party buyer on the same terms and conditions as that provided to the Dragging Shareholder.
Subject to certain conditions in the Shareholders’ Agreement, the Shareholders’ Agreement also imposes certain restrictions on REA and REA Group, such as restrictions on (i) directly or indirectly providing internet based platforms for persons or companies interested, for commercial or for private purposes, in selling, acquiring, renting or leasing real estate, or generalist classifieds including real estate, (ii) directly or indirectly providing internet based platforms for comparing and securing property loans and personal finance related to a property transaction for private consumers and business or (iii) the provision of online mortgage, insurance, data and/or analytics software to the property industry or to businesses that operate in, or consumers of such services within, the property industry. Further, subject to certain conditions in the Shareholders’ Agreement, REA and REA Group shall also procure that its shareholder, News Corporation and its subsidiaries other than REA Group will not carry on, be engaged in or own shares or securities in an entity that carries on or is engaged in, directly or indirectly, the provision of online real estate classifieds, real estate mortgage and real estate insurance services and/or analytics software specifically designed for and targeting the real estate industry or individual real estate buyers in any of Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam.
The Shareholders’ Agreement will remain in force until termination in accordance with its terms.
Novation, Assumption and Amendment Agreement
On July 23, 2021, PropertyGuru, the Company and the KKR Investor entered into a novation, assumption and amendment agreement (the “
Novation, Assumption and Amendment Agreement
”) to the PropertyGuru Warrant Instrument, effective upon the closing of the Business Combination, pursuant to which, among other things, the Company assumed all of PropertyGuru’s obligations and responsibilities pursuant to or in connection with the PropertyGuru Warrant Instrument.
PropertyGuru Shareholder Support Agreement
On July 23, 2021, Bridgetown 2, the Company, PropertyGuru and certain of the shareholders of PropertyGuru entered into a customary voting support and lock-up
agreement (the “
PropertyGuru Shareholder Support Agreement
”), pursuant to which certain shareholders of PropertyGuru have agreed, amongst other things, to a lock-up
of the ordinary shares in the Company they have received pursuant to the Amalgamation (subject to certain exceptions) for a period of 180 days following the closing of the Business Combination.
Sponsor Support and
Lock-Up
Agreement
On July 23, 2021, Bridgetown 2, the Sponsor, the Company and PropertyGuru entered the Sponsor Support Agreement, pursuant to which the Sponsor has agreed, among other things and subject to the terms and conditions set forth therein, to a lock-up
of the ordinary shares in the Company it received pursuant to the Merger (subject to certain exceptions) for a period of one year following the Closing.
PIPE Financing (Private Placement)
On July 23, 2021, the Company and Bridgetown 2 entered into PIPE Subscription Agreements with the PIPE Investors. Pursuant to the PIPE Subscription Agreements, the PIPE Investors have committed to subscribe for and purchase, in the aggregate, 13,193,068 ordinary shares for $10.00 per share, for an aggregate gross proceeds of $131,930,680, which includes REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru. BofA Securities, Citigroup, KCMA (an affiliate of KKR) and TPG Capital BD (an affiliate of the TPG Investor Entities) acted as placement agents to Bridgetown 2 in connection with the PIPE Financing pursuant to the PIPE Subscription Agreements.

Registration Rights Agreement
On July 23, 2021, the Company entered into a registration rights agreement (the “
Registration Rights Agreement
”) with Sponsor, Bridgetown 2, certain directors and advisors of Bridgetown 2 to whom Sponsor has transferred Bridgetown 2 Shares, certain shareholders of Bridgetown 2 affiliated with Sponsor, and the PropertyGuru Holders, pursuant to which the Company must use its reasonable best efforts to file within 30 days following the Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement for a “shelf” registration on Form
F-1
(“
Form
F-1
Shelf
”) covering the resale of all registrable securities held by the PropertyGuru Holders on a delayed or continuous basis. Following the filing of the Form
F-1
Shelf, the Company has agreed to use reasonable efforts to convert the Form
F-1
Shelf to a shelf registration on Form
F-3,
and/or to file and cause to become effective a shelf registration on Form
F-3,
as soon as practicable and in any event within 45 days after the Company is eligible to use Form
F-3.
Holders of at least 20% of the then outstanding registrable securities, Sponsor and certain significant holders, may make demand for an underwritten offering of all or any portion of their registrable securities pursuant to the shelf, up to three times if the Sponsor and one time if a significant holder; provided that the Company will only be required to effectuate two underwritten takedowns pursuant to any such demands within the first year following the Closing, or one underwritten takedown within any three-month period for the period commencing one year after the Closing. In addition, holders of registrable securities have certain “piggy-back” registration rights with respect to registration statements filed after the expiration of any lock-up
to which such securities are subject pursuant to any
Lock-Up
Agreement, with certain customary exceptions. The Company will bear all costs and expenses incurred in connection with the filing of any such registration statements.
Acquisition of the Panama Group
On August 3, 2021, in connection with the acquisition of the Panama Group from iProperty, PropertyGuru issued 636,815 PropertyGuru Shares at a purchase price of S$311.7074818 per share, comprising an 18.0% equity interest in PropertyGuru’s enlarged company, to REA. REA is also entitled to appoint one director to PropertyGuru’s board of directors and has the right to nominate one director to our board of directors.
As part of the acquisition of the Panama Group, PropertyGuru entered into a call option agreement with REA Group to grant REA Group a call option for an additional $31.9 million equity investment in PropertyGuru. REA Group exercised its call option on July 14, 2021. Pursuant thereto, and as part of the PIPE Investment, REA made an additional $51.9 million equity investment in the Company substantially concurrently with the Amalgamation Closing, which comprises REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru.
Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.
In connection with the completion of the Panama Group acquisition, PropertyGuru entered into a transitional services agreement with REA pursuant to which, beginning on the completion date of the Panama Group acquisition, REA will provide certain platform and systems migration services for a period of 12 months, certain forms of corporate services support for between two and six months and access to certain third party sourced applications for 12 months. PropertyGuru will provide similar, more limited transitional support services over the same terms. Services fees for the services will be at the cost incurred, however certain services will be provided by REA or PropertyGuru at no cost for either three or nine months after the completion of the acquisition.
REA also assigned to PropertyGuru its rights to source code and object code that was developed by the Panama Group and used in the websites and applications operated by the Panama Group in connection with their businesses prior to the transaction. PropertyGuru, in turn, granted REA irrevocable, royalty-free, transferable, sublicensable licenses to the source code and object code that REA had assigned to PropertyGuru.

Redpeak Facility
On December 23, 2020, PropertyGuru entered into a term loan credit facility agreement (the “
Redpeak Facility
”) with Redpeak Advisers Pte. Ltd. as mandated lead arranger, the persons listed in Schedule 1 thereto as the original lenders and Watiga Asia Pte. Ltd. as agent of the Finance Parties (as defined therein). The facility provides for borrowings in an aggregate amount of S$16.0 million, including a commitment of S$600,000 from Mr. Stephen Nicholas Melhuish, PropertyGuru’s co-founder.
PropertyGuru received an advance on the facility of S$5.0 million in December 2020 and drew down the facility in full in January 2021.
The facility bore interest at 2% per annum payable on the last day of each six-month
interest period and 6% per annum payable on the termination date, which is 24 months from the date the loan is drawn. Effective interest rate for this loan facility is 8.16%. The facility is intended to refinance the redemption of PropertyGuru’s convertible notes, pay costs related to the facility and be used for the working capital. On March 18, 2022, PropertyGuru issued a voluntary notice of prepayment to prepay all outstanding loans under the facility in full on July 7, 2022, or at any other date as agreed between the agent and PropertyGuru.
Series F Investment by the TPG Investor Entities and KKR Investor
In September 2020, PropertyGuru issued 210,526 Series F preference shares at a purchase price of S$285.00 per share for cash consideration of S$60.0 million (the “
Series F Financing
”). As part of the Series F Financing, PropertyGuru issued 99,515 Series F preference shares to the KKR Investor and 111,011 Series F preference shares to TPG Asia VI SF Pte. Ltd. (74,006 of which were subsequently assigned to TPG Asia VI SPV GP LLC). For information on the salient terms of the Series F preference shares, see Note 18 to PropertyGuru’s audited consolidated financial statements included elsewhere in this Annual Report.
In connection with the acquisition of the Panama Group, all Series F preference shares have been converted into PropertyGuru Shares. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.
Series E Investment by the TPG Investor Entities and KKR Investor
In January 2020, PropertyGuru issued 84,705 Series E preference shares at a purchase price of S$317.90 per share for cash consideration of S$26.9 million (the “
Series E Financing
”). As part of the Series E Financing, PropertyGuru issued to the KKR Investor and TPG Asia VI SF Pte. Ltd., respectively, 40,040 Series E preference shares and 44,665 Series E preference shares. For information on the salient terms of the Series E preference shares, see Note 18 to PropertyGuru’s audited consolidated financial statements included elsewhere in this Annual Report.
In connection with the acquisition of the Panama Group, all Series E preference shares have been converted into PropertyGuru Shares. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.
Series D Investment by KKR Investor
In July 2018, PropertyGuru issued 716,350 Series D1 preference shares, Series D2 preference shares and warrants for cash consideration of S$188.2 million (the “
Series D Financing
”). As part of the Series D Financing, PropertyGuru issued to the KKR Investor (i) 152,224 Series D1 preference shares at a purchase price of S$262.77 per share, (ii) 564,126 Series D2 preference shares at a purchase price of S$262.77 per share, and (iii) 112,000 warrants to subscribe for 112,000 ordinary shares in the capital of PropertyGuru exercisable at an exercise price of S$341.60. For information on the salient terms of the Series D1 preference shares and Series D2 preference shares, see Note 18 to PropertyGuru’s audited consolidated financial statements included elsewhere in this Annual Report.
In connection with the acquisition of the Panama Group, all Series D1 preference shares and Series D2 preference shares have been converted into PropertyGuru Shares. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.

In connection with the Series D Financing, PropertyGuru executed an instrument by way of deed poll on October 12, 2018, in relation to the issue of the PropertyGuru Warrants to the KKR Investor (“
PropertyGuru Warrant Instrument
”), and PropertyGuru executed a warrant certificate on October 12, 2018, to certify that the KKR Investor is entitled to the PropertyGuru Warrants. Pursuant to the Novation, Assumption and Amendment Agreement (as defined below), effective upon the closing of the Business Combination, among other things, the Company assumed all of PropertyGuru’s obligations and responsibilities pursuant to or in connection with the PropertyGuru Warrant Instrument. For more information about the Novation, Assumption and Amendment Agreement, see “
—Transactions Related to the Business Combination
—
Novation, Assumption and Amendment Agreement
.”
DDProperty Media Limited Shareholders’ Agreement
On September 11, 2019, PropertyGuru entered into a shareholders’ agreement between it and Mr. Ammaramorn in relation to DDProperty Media. The shareholders’ agreement provides, among other things, that (i) PropertyGuru and Mr. Ammaramorn have pre-emptive
rights to subscribe pro rata for newly issued shares in DDProperty Media upon an increase in DDProperty Media’s registered capital; (ii) Mr. Ammaramorn cannot transfer any of his shares in DDProperty Media or an interest therein to any person or company without the prior consent of PropertyGuru or PropertyGuru International (Malaysia) Sdn Bhd; (iii) in the event PropertyGuru or PropertyGuru International (Malaysia) Sdn Bhd transfers all of its shares in DDProperty Media, they may require Mr. Ammaramorn to transfer all of his shares in DDProperty Media to the transferee on the same terms and conditions on which PropertyGuru and PropertyGuru International (Malaysia) Sdn Bhd are proposing to transfer their shares; and (iv) PropertyGuru and PropertyGuru International (Malaysia) Sdn Bhd may exercise a call option requiring Mr. Ammaramorn to sell and transfer all of his shares in DDProperty Media to PropertyGuru or PropertyGuru International (Malaysia) Sdn Bhd or any designated person(s) at par value.
Employment Agreements and Indemnification Agreements
See “
Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements
.”
Equity Incentive Plans
See “
Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans
.”
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Statements
See “
Item 18. Financial Statements
,” which contains our financial statements prepared in accordance with IFRS.
Legal Proceedings
From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Dividends and Dividend Policy
The Company has never declared or paid any cash dividends. The Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Company will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company’s board of directors will declare dividends in the foreseeable future. The Company has not identified a paying agent.
B. Significant Changes
Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ordinary shares commenced trading on the New York Stock Exchange, or “NYSE”, on March 18, 2022. Prior to that date, there was no public trading market for our ordinary shares.
B. Plan of Distribution
Not applicable.
C. Markets
Our ordinary shares are listed on the NYSE under the symbol “PGRU”.
D. Selling Shareholders
Not Applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of our Amended Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference from the section titled “
Description of Securities
” from our registration statement on Form
F-1
filed with the SEC on April 14, 2022 (Registration
No. 333-264294)
(https://www.sec.gov/Archives/edgar/data/0001873331/000119312522105590/d150571df1.htm).

C. Material Contracts
We have not entered into any material contracts other than those described in “
Item 4. Information on the Company
” or “
Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions
” or elsewhere in this Annual Report.
D. Exchange Controls
We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. With the exception of Thailand, Malaysia and Vietnam, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. With respect to Thailand, while Thai laws allow the outward remittance from Thailand of dividends, it is required that the dividend payment in Baht currency (after payment of applicable Thai taxes) must be converted into foreign currency prior to the outward remittance from Thailand as the bank of Thailand has a policy not to allow any person to bring Baht currency out of Thailand.
In Malaysia, the current foreign exchange administration rules allow non-residents
to freely repatriate, in a foreign currency, profits and dividends arising from investments or proceeds from divestment of Malaysian Ringgit assets. Dividends are freely transferable out of the country and no exchange controls or approvals are required subject to applicable reporting requirements and withholding tax. However, prior permission from the Controller of Foreign Exchange of Malaysia is required for any person to undertake or engage in any dealing or transaction with the State of Israel or its residents, any entity owned or controlled, directly or indirectly, by the State of Israel or its residents, including any authority or agency of the State of Israel, or any dealing or transaction using or involving the currency of the State of Israel. Furthermore, the Malaysia Companies Act 2016 also provides that (i) generally, a company may only make a distribution to shareholders out of the profits of the company if the company is solvent; (ii) before a distribution is paid by a company to a shareholder, such distribution shall be duly authorized by the directors of the company; and (iii) unless provided in the constitution of the company, a company may reduce its share capital by a special resolution and either confirmation by a court or a solvency statement by the company.
Vietnam has historically imposed exchange control mechanisms designed to limit foreign currency outflows, generally requiring the use of the Vietnamese Dong in domestic transactions and attempting to channel foreign currencies into its banking system. Vietnam’s exchange control policy is administered primarily by the State Bank of Vietnam. In 2005, Vietnam introduced an ordinance, which took effect from 1 June 2006, as amended by a 2013 ordinance, which took effect from 1 January 2014, governing foreign exchange in order to stimulate the foreign exchange market by liberalizing current transactions control and gradually reducing capital transactions control. Under the current Vietnamese foreign exchange control regulations, any person or organization may exchange Vietnamese Dong into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam, provided that such person or organization declares the intended use of the money and provides appropriate supporting documents. Foreign currencies may be freely exchanged into Vietnamese Dong at such licensed credit institutions.
E. Taxation
Certain Material U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares or warrants. This discussion applies only to U.S. Holders that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or (the “
Code
”), and that have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or
non-U.S.
tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding our ordinary shares or warrants as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively (including through the ownership of our warrants) own 10% or more of our share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares or warrants being taken into account in an applicable financial statement; or

•	pass-through entities, or persons holding our ordinary shares or warrants through pass-through entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL,
NON-U.S.
AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS.
The discussion below of the U.S. federal income tax consequences to “
U.S. Holders
” will apply to you if you are the beneficial owner of our ordinary shares or warrants and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
Passive Foreign Investment Company
A
non-U.S.
entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company (“
PFIC
”) for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income (such as interest income); or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the current and anticipated value and composition of our income and assets, including the income and assets of our subsidiaries, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. Whether we are a PFIC for any taxable year, however, is a factual determination that must be made annually after the close of the taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, our PFIC status may depend on how quickly we use the cash we received in the Business Combination and any future cash we receive including upon exercise of the warrants. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. No rulings from the U.S. Internal Revenue Service, or the IRS have been or will be sought with respect to our status as a PFIC. If the IRS were to assert that, contrary to our expectation, we are a PFIC in the current taxable year or a future year, there would be adverse tax consequences to investors, including those described below. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC.
If we are a PFIC for any taxable year during your holding period for our ordinary shares (or under proposed U.S. Treasury regulations, our warrants), we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares or warrants for all succeeding years during which you hold our ordinary shares or warrants, and, although subject to uncertainty, potentially our ordinary shares received upon exercise of such warrants. Certain elections (such as a deemed sale election) may be available under certain circumstances.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares or warrants, unless you make a valid
“mark-to-market”
election as discussed below, which may not be available for the warrants. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares or warrants cannot be treated as capital gains, even if you hold our ordinary shares or warrants as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market
election for our ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market
gains on our ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market
election, as well as gain on the actual sale or other disposition of our ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market
loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market
gains for such ordinary shares previously included in income. Your basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market
election, any distributions we make would generally be subject to the rules discussed below under “—
Taxation of Dividends and Other Distributions on our Ordinary Shares
,” except the lower rates applicable to qualified dividend income would not apply.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, and may not include our warrants. Our ordinary shares are listed on the NYSE. Because a mark-to-market
election may not be available for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. The NYSE is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. You should consult your tax advisor as to the availability and desirability of a mark-to-market
election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, if a
non-U.S.
entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the entity’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. A qualified electing fund election may not be available for our warrants regardless of whether we provide such information.
A U.S. Holder of a PFIC may be required to file an IRS Form 8621. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to an investment in ordinary shares or warrants.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT ON YOUR INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS IF WE WERE TO BE CONSIDERED A PFIC AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A
MARK-TO-MARKET
ELECTION.

Taxation of Dividends and Other Distributions on our Ordinary Shares
Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our ordinary shares generally will be includible in your gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free
return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable
return of capital or as capital gain under the rules described above.
With respect to certain
non-corporate
U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (i) our ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE), (ii) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property.
Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.
For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances.
Constructive Dividends on our Ordinary Shares or Warrants
If the exercise price of our warrants is adjusted in certain circumstances (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of the warrants or our ordinary shares. Any such constructive dividend will be taxable generally as described above under “
—Taxation of Dividends and Other Distributions on our Ordinary Shares
.” Generally, a U.S. Holder’s tax basis in our ordinary shares or the warrants will be increased to the extent of any such constructive dividend. It is not entirely clear whether a constructive dividend deemed paid to a non-corporate
U.S. Holder could be “qualified dividend income” as discussed above under “
—Taxation of Dividends and Other Distributions on our Ordinary Shares
.” U.S. Holders should consult their tax advisers regarding the proper U.S. federal income tax treatment of any adjustments to (or failure to adjust or adjust adequately) the exercise price of the warrants.
We are currently required to report the amount of any constructive dividends on our website or to the IRS and to holders not exempt from reporting. The IRS has proposed regulations addressing the amount and timing of constructive dividends, as well as, obligations of withholding agents and filing and notice obligations of issuers in respect of such constructive dividends. If adopted as proposed, the regulations would generally provide that (i) the amount of a constructive dividend is the excess of the fair market value of the right to acquire stock immediately after the exercise price adjustment over the fair market value of the right to acquire stock (after the exercise price adjustment) without the adjustment, (ii) the constructive dividend occurs at the earlier of the date the adjustment occurs under the terms of the instrument and the date of the actual distribution of cash or property that results in the constructive dividend and (iii) we are required to report the amount of any constructive dividends on our website or to the IRS and to all holders (including holders that would otherwise be exempt from reporting). The final regulations will be effective for constructive dividends occurring on or after the date of adoption, but holders and withholding agents may rely on them prior to that date under certain circumstances.

Taxation of Disposition of our Ordinary Shares or Warrants
Subject to the PFIC rules discussed above, upon a sale or other disposition of our ordinary shares or warrants, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such ordinary shares or warrants.
Any gain or loss on the sale or other disposition of our ordinary shares or warrants will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if your holding period in our ordinary shares or warrants at the time of the disposition exceeds one year. Long-term capital gain of non-corporate
U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.
Taxation of Exercise or Expiration of our Warrants
Except as discussed below with respect to the cashless exercise of a warrant, in general, you will not be required to recognize income, gain or loss upon exercise of our warrants by payment of the exercise price. Your tax basis in our ordinary shares received upon exercise of our warrants will be equal to the sum of (1) your tax basis in the warrants exchanged therefor and (2) the exercise price of the warrants. Your holding period in our ordinary shares received upon exercise generally will commence on the day after you exercise the warrants.
If the warrants expire without being exercised, you will recognize a capital loss in an amount equal to your tax basis in the warrants. Such loss will be long-term capital loss if, at the time of the expiration, your holding period in the warrants is more than one year. The deductibility of capital losses is subject to limitations.
The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred,
either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, your basis in the ordinary shares received would equal your basis in the warrants exercised therefor. If the cashless exercise is not treated as a realization event, your holding period in the ordinary shares would be treated as commencing on the date following the date of exercise of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefor.
It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—
Taxation of Disposition of our Ordinary Shares or Warrants
.” In such event, you could be deemed to have surrendered a number of warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. You would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) your tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise of the warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.
Information Reporting and Backup Withholding
Dividend payments (including constructive dividends) with respect to our ordinary shares or warrants and proceeds from the sale, exchange or redemption of our ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form
W-9.
You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
Information with respect to Foreign Financial Assets
Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares or warrants, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ordinary shares.
THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL,
NON-U.S.
AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS.
Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares and warrants, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares and/or warrants. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares and/or warrants under the laws of their country of citizenship, residence or domicile.
The following is a discussion on certain Cayman Islands income tax consequences of an investment in ordinary shares and warrants in the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of ordinary shares or warrants in the Company will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares or warrants in the Company, nor will gains derived from the disposal of the ordinary shares or warrants in the Company be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of ordinary shares or warrants in the Company or on an instrument of transfer in respect of an ordinary share or warrants in the Company, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.
The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with Section 6 of the Tax Concessions Law the following undertaking is hereby given to the Company (the “
Company
”):

(a)	That no Law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or part of any relevant payment as defined in the Tax Concessions Law.
These concessions shall be for a period of TWENTY years from the 19 th
day of July 2021.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Accordingly, we are required to file with the SEC an annual report on Form
20-F
containing financial statements audited by an independent accounting firm, as well as reports on Form
6-K.
The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC. Since we are a “foreign private issuer”, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act.
We also maintain an Internet website at www.propertygurugroup.com. Through our website, we will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual reports on
Form 20-F;
our reports on
Form 6-K;
amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Annual Report.
I. Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk and liquidity risk. For more information about financial risks that we are exposed to, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our trade and other receivables. We seek to minimize losses due to increased credit risk exposure by transacting with recognized and creditworthy third parties. All customers that wish to trade on credit terms are subject to our credit verification procedures. As of December 31, 2021 and 2020, our credit risk for receivables from third parties was S$10.8 million and S$11.0 million, respectively.
Liquidity Risk
Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.
We manage our liquidity risk by ensuring the availability of funding. Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and convertible instruments and drawdown of loans and cash provided by operating activities. We monitor working capital projections to ensure that we have adequate working capital to meet current requirements.
As of December 31, 2021, we had current liabilities of S$89.4 million, as compared to S$87.9 million of current assets. As of December 31, 2020, we had current liabilities of S$279.1 million, which included S$199.5 million of preference shares, as compared to S$107.5 million of current assets. We expect to fund our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months through our current available cash and cash equivalents and our loan facility, together with the cash that we have received from the Business Combination.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
The information called for by this Item is incorporated by reference from the section titled “Description of Securities” from our registration statement on Form
F-1
filed with the SEC on April 14, 2022 (Registration
No. 333-264294)
(https://www.sec.gov/Archives/edgar/data/0001873331/000119312522105590/d150571df1.htm).
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021.
Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements in this Annual Report on Form
20-F
fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.
Previously-Identified Material Weaknesses
We have a relatively short history of operations and, as a private company prior to the consummation of the Business Combination, had limited resources to dedicate towards addressing our internal controls and procedures. The material weaknesses that we have identified, which were previously disclosed on our registration statement on Form
F-4
initially filed with the SEC on December 7, 2021 (Registration
No. 333-261517),
as amended, are as follows:

1.
We have insufficient accounting and financial reporting personnel with the necessary knowledge and experience with respect to the SEC’s rules and regulations and the internal control over financial reporting requirements of the
Sarbanes-Oxley
Act of 2002;

2.
We do not perform detailed
process-level
risk assessments over significant classes of transactions and, therefore, have not formally documented and do not monitor the operating effectiveness of all key internal controls over financial reporting, including management review controls in areas of estimation and judgment;

3.
We have not formally documented and do not monitor the operating effectiveness of information technology general controls for information systems that are relevant to the preparation of the financial statements; and

4.
We have not formally documented and do not monitor the operating effectiveness of accounting policies, procedures, or controls over the preparation, analysis and review of our financial statements and related disclosures, including controls relating to account reconciliations, estimates, and journal entries.

Remediation Activities
We are in the process of designing and implementing measures to improve our internal controls over financial reporting to remediate the material weaknesses disclosed above, including improving and implementing new information technology and systems for the preparation of the financial statements, implementing additional review procedures within our accounting and finance department, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weaknesses in the future. See “
Item 3. Key Information—D. Risk factors—Risks Related to Our Business—We have identified material weaknesses in our internal control over financial reporting and may identity additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares
.”
B. Management’s Annual Report on Internal Control Over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
C. Attestation Report of Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.
D. Changes in Internal Control Over Financial Reporting
During the period covered by this Annual Report, except as disclosed under “
—A. Disclosure Controls and Procedures—Remediation Activities
” above, there were no changes in our internal control over financial reporting (as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Ms. Jennifer Macdonald, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form
20-F,
and meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Ms. Jennifer Macdonald satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule
10A-3
under the Exchange Act. For a description of Ms. Jennifer Macdonald’s experience, see “
Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Jennifer Macdonald
.”
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our principal executive and principal financial officers. Our Code of Business Conduct and Ethics addresses, among other things, conflicts of interest, confidentiality, competition and fair dealing, financial matters and external reporting, our assets, as well as the process for reporting violations of the Code of Business Conduct and Ethics and employee misconduct. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form
20-F
under the Exchange Act.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or NYSE. Our Code of Business Conduct and Ethics is available on our website at www.propertygurugroup.com. The information contained on our website is not incorporated by reference in this Annual Report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets out the total amount of services rendered by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	Year ended December 31,
	2021		2020
	(in millions of S$)
Audit Fees (1)	2.3		0.4
Audit-Related Fees (2)	—		—
Tax Fees (3)	0.3		0.1
All Other Fees (4)		*	—

Total	2.6		0.5

*	Less than S$25,000.
(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and other audit services provided by our independent registered public accounting firm in connection with regulatory filings to the SEC.

(2)
“Audit-related fees” means the aggregate fees listed for professional services rendered by our independent registered public accounting firm related to the audit of our financial statements that are not reported under “audit fees.”

(3)	“Tax fees” means the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees billed for corporate support services provided by our independent registered public accounting firm.
Audit Committee
Pre-Approval
Policies and Procedures
Pursuant to our audit committee charter, the audit committee is required to pre-approve
all audit and
non-audit
services provided by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the Committee or if such service falls within available exceptions under SEC rules.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2021, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards.

Our current corporate governance practices differ from NYSE corporate governance requirements for U.S. companies in certain respects, as summarized below:

•
Composition of Board
. Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors. In this regard, we have elected to follow home country practice, and as of the date of this Annual Report, our board of directors is composed of nine directors, out of which four are independent. See “
Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.
”

•
Executive Sessions
. Section 303A.03 of the New York Stock Exchange Listed Company Manual generally requires that independent directors of a NYSE listed company must meet at regularly scheduled executive sessions without members of management present, and such executive sessions should occur at least once a year. In this regard, we have elected to follow home country practice, which do not require independent directors to meet regularly in executive sessions separate from the full board of directors.

•
Composition of Nominating/Corporate Governance Committee and Compensation Committee
. Sections 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual require a listed U.S. company to have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. In this regard, we have elected to follow home country practice, and our remuneration committee and nominating committee are not comprised entirely of independent directors.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules. See “
Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of Securities in the Company—We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
”
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See “
Item 18. Financial Statements
.”
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on of this Annual Report. The audit report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS
The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date

1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-41330	1.1	March 23, 2022

2.1	Specimen ordinary share certificate of the Company.	F-4/A	333-261517	4.1	January 24, 2022

2.2	Specimen PropertyGuru warrant certificate.	F-4/A	333-261517	4.2	January 24, 2022

2.3	Specimen Bridgetown 2 warrant certificate in respect of Bridgetown 2 Warrants assumed by the Company and converted into a warrant of the Company.	F-4/A	333-261517	4.3	January 24, 2022

2.4	Warrant Agreement, dated January 25, 2021, by and between Bridgetown 2 and Sponsor.	F-4/A	333-261517	10.5	January 24, 2022

2.5	Amended and Restated Assignment, Assumption and Amendment Agreement, dated as of December 1, 2021, by and among Bridgetown 2, the Company, Sponsor and Continental Stock Transfer & Trust Company.	F-4/A	333-261517	10.6	January 24, 2022

2.6	Novation, Assumption and Amendment Agreement, dated as of July 23, 2021, by and among the Company, PropertyGuru Pte. Ltd. and Epsilon Asia Holdings II Pte. Ltd.	F-4/A	333-261517	10.7	January 24, 2022

3.1	Shareholders’ Agreement.	20-F	001-41330	3.1	March 23, 2022

4.1	Business Combination Agreement, dated as of July 23, 2021, by and among Bridgetown 2, PubCo, Amalgamation Sub and PropertyGuru.	F-4/A	333-261517	2.1	January 24, 2022

4.2	REA Subscription Agreement, dated as of July 23, 2021, by and among Bridgetown 2, the Company and REA Asia Holding Co. Pty Ltd..	F-4/A	333-261517	10.1	January 24, 2022

4.3	Company Holders’ Support and Lock-Up Agreement, dated as of July 23, 2021, by and among Bridgetown 2, the Company, PropertyGuru and the other parties named therein.	F-4/A	333-261517	10.2	January 24, 2022

4.4	Sponsor Support and Lock-Up Agreement and Deed, dated as of July 23, 2021, by and among Bridgetown 2, the Company and PropertyGuru.	F-4/A	333-261517	10.3	January 24, 2022

4.5	Registration Rights Agreement, dated as of July 23, 2021, by and among Bridgetown 2, Sponsor, the Company and the undersigned parties listed as “Holders” thereto.	F-4/A	333-261517	10.4	January 24, 2022

4.6	New Employee Stock Option Plan 2016.	F-4/A	333-261517	10.8	January 24, 2022

4.7	New Employee Stock Option Plan 2018.	F-4/A	333-261517	10.9	January 24, 2022

4.8	New Non-Executive Directors Share Plan.	F-4/A	333-261517	10.10	January 24, 2022

4.9	New Omnibus Equity Incentive Plan.	F-4/A	333-261517	10.11	January 24, 2022

4.10	New Restricted Stock Units Plan.	F-4/A	333-261517	10.12	January 24, 2022

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date

4.11	Form of Indemnification Agreement between the Company and each executive officer of the Company.	F-4/A	333-261517	10.13	January 24, 2022

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Chandler MHM Limited.

15.2*	Consent of Russin & Vecchi.

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

(*)	Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
                                                                                                        PROPERTYGURU GROUP LIMITED

Date: May 2, 2022	By:	/s/ Hari Vembakkam Krishnan
	Name:	Hari Vembakkam Krishnan
	Title:	Chief Executive Officer and Managing Director

PROPERTYGURU PTE. LTD.
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PropertyGuru Pte. Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PropertyGuru Pte. Ltd. and its subsidiaries (the “Group”) as of 31 December 2021 and 2020, and the related consolidated statements of comprehensive income, changes in shareholders’ equity/(deficiency), and cash flows for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/
PricewaterhouseCoopers LLP
Singapore
14 April 2022
We have served as the Group’s auditor since 2013.
Auditor name: PricewaterhouseCoopers LLP
Auditor location: Singapore
Auditor Firm ID: 1093

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the financial year ended 31 December 2021

	Note		2021	2020	2019
			$’000	$’000	$’000
Revenue	5		100,711	82,095	88,444

Other income	6		1,723	2,801	1,860

Other (losses)/gains – net	7		(124,961)	14,680	(18,391)

Expenses
- Venue costs			(5,859)	(3,769)	(6,597)
- Sales and marketing cost			(26,297)	(17,325)	(14,302)
- Sales commission			(7,880)	(4,927)	(6,549)
- Impairment loss on financial assets			(2,138)	(2,271)	(1,516)
- Depreciation and amortisation			(14,032)	(9,554)	(7,720)
- Impairment of intangible assets			(8)	(806)	—
- IT and internet expenses			(7,882)	(5,678)	(4,568)
- Legal and professional			(9,807)	(1,446)	(1,158)
- Legal and professional incurred for IPO			(6,070)	—	—
- Cost of proposed listing			—	—	(6,227)
- Employee compensation	8		(65,184)	(47,115)	(40,064)
- Non-executive directors’ remuneration			(2,503)	(590)	(233)
- Staff cost			(1,290)	(816)	(709)
- Office rental			(91)	(74)	(987)
- Finance cost	9		(13,909)	(16,446)	(12,486)
- Other expenses			(2,269)	(2,608)	(3,533)
Total expenses			(165,219)	(113,425)	(106,649)

Loss before income tax			(187,746)	(13,849)	(34,736)

Tax credit/(expense)	10		333	(559)	(3,779)

Net loss			(187,413)	(14,408)	(38,515)

Other comprehensive income/(losses):

Items that may be reclassified subsequently to profit or loss:

Currency translation differences arising from consolidation			5,672	(711)	(286)

Items that will not be reclassified subsequently to profit or loss:

Actuarial loss from post-employment benefits obligation			(36)	(54)	7

Other comprehensive income/(loss), net of tax			5,636	(765)	(279)

Total comprehensive loss			(181,777)	(15,173)	(38,794)

(Loss) per share for loss attributable to equity holders of the Group			2021 $ per share	2020 $ per share	2019 $ per share
Basic loss per share	11(a	)	(78.85)	(9.30)	(25.17)

Diluted loss per share	11(b	)	(78.85)	(13.29)	(25.17)
The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of 31 December 2021

	Note	2021	2020
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	12	70,236	93,359
Trade and other receivables	13(a)	17,655	14,140

		87,891	107,499

Non-current assets
Trade and other receivables	13(b)	1,564	1,337
Intangible assets	14	401,157	140,715
Plant and equipment	15	3,329	2,619
Right-of-use assets	16	15,419	16,035

		421,469	160,706

Total assets		509,360	268,205

LIABILITIES
Current liabilities
Trade and other payables	17	32,921	23,563
Lease liabilities	16	4,439	3,686
Borrowings	20	170	—
Deferred revenue	5(b)	47,318	34,487
Preference shares	18	—	199,481
Convertible notes	19(a)	—	11,471
Provision for reinstatement costs	22	36	21
Current income tax liabilities	10(b)	4,554	5,492
Derivative financial liabilities	18 & 19(b)	—	940

		89,438	279,141

Non-current liabilities
Trade and other payables	17	603	41
Lease liabilities	16	12,452	13,567
Borrowings	20	16,732	—
Deferred income tax liabilities	21	2,375	1,615
Provision for reinstatement costs	22	569	356

		32,731	15,579

Total liabilities		122,169	294,720

NET ASSETS/(LIABILITIES)		387,191	(26,515)

SHAREHOLDERS’ EQUITY/(DEFICIENCY)
Capital and reserves attributable to equity holders of the Group
Share capital	23	684,347	36,553
Preference shares	18	—	59,339
Share reserve	24	18,658	11,630
Capital reserve	24	785	785
Warrants	25	5,742	5,742
Translation reserve		2,742	(2,930)
Accumulated losses		(325,083)	(137,634)

Total shareholders’ equity/(deficiency)		387,191	(26,515)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)
For the financial year ended 31 December 2021

	Note	Share capital	Treasury shares	Preference shares	Share Reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2021
Beginning of financial year		36,553	—	59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)
Loss for the year		—	—	—	—	—	—	—	(187,413)	(187,413)
Other comprehensive gain/(loss) for the year		—	—	—	—	—	—	5,672	(36)	5,636

Total comprehensive income/(loss)		—	—	—	—	—	—	5,672	(187,449)	(181,777)

Employee share grant and option scheme	24	—	—	—	8,542	—	—	—	—	8,542
Non-executive directors share grant and option scheme	24	—	—	—	2,108	—	—	—	—	2,108
Conversion of preference shares to ordinary shares	18 & 23	395,456	—	(59,339)	—	—	—	—	—	336,117
Issuance of shares	23	252,338	—	—	(3,622)	—	—	—	—	248,716

Total transactions with owners, recognised directly in equity		647,794	—	(59,339)	7,028	—	—	—	—	595,483

End of financial year		684,347	—	—	18,658	785	5,742	2,742	(325,083)	387,191

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)
For the financial year ended 31 December 2021

	Note	Share Capital	Treasury shares		Preference shares	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000		$’000	$’000	$’000	$’000	$’000	$’000	$’000
2020
Beginning of financial year		33,886	—	*	59,339	5,898	130	5,742	(2,219)	(123,172)	(20,396)
Loss for the year		—	—		—	—	—	—	—	(14,408)	(14,408)
Other comprehensive loss for the year		—	—		—	—	—	—	(711)	(54)	(765)

Total comprehensive loss		—	—		—	—	—	—	(711)	(14,462)	(15,173)

Treasury shares reissued	23	—	(655)		—	—	655	—	—	—	—
Employee share grant and option scheme	24	—	—		—	6,660	—	—	—	—	6,660
Non-executive directors share grant and option scheme	27	—	—		—	280	—	—	—	—	280
Issuance of shares	23	2,667	655		—	(1,208)	—	—	—	—	2,114

Total transactions with owners, recognised directly in equity		2,667	—		—	5,732	655	—	—	—	9,054

End of financial year		36,553	—		59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)

*Less than $1,000
The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)
For the financial year ended 31 December 2021

	Note	Share capital	Treasury shares		Preference shares	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000		$’000	$’000	$’000	$’000	$’000	$’000	$’000
2019
Beginning of financial year		32,120	—	*	59,339	2,612	130	5,742	(1,933)	(84,664)	13,346
Loss for the year		—	—		—	—	—	—	—	(38,515)	(38,515)
Other comprehensive gain/(loss) for the year		—	—		—	—	—	—	(286)	7	(279)

Total comprehensive loss		—	—		—	—	—	—	(286)	(38,508)	(38,794)

Purchase of treasury shares	23	—	—	*	—	—	—	—	—	—	— *
Employee share grant and option scheme	24	—	—		—	3,204	—	—	—	—	3,204
Non-executive directors share grant and option scheme	27	—	—		—	148	—	—	—	—	148
Issuance of shares		1,766	—		—	(66)	—	—	—	—	1,700

Total transactions with owners, recognised directly in equity		1,766	—	*	—	3,286	—	—	—	—	5,052

End of financial year		33,886	—	*	59,339	5,898	130	5,742	(2,219)	(123,172)	(20,396)

* Less than $1,000
The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the financial year ended 31 December 2021

	Note	2021	2020	2019
		$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(187,413)	(14,408)	(38,515)
Adjustments for:
- Tax (credit)/expense		(333)	559	3,779
- Employee share grant and option expense		8,542	6,660	3,204
- Non-executive director share grant and option expense		2,108	280	148
- Amortisation and depreciation		14,032	9,554	7,720
- Impairment of intangible assets		8	806	—
- Loss on disposal of plant and equipment and intangible assets		3	187	198
- Interest income		(456)	(477)	(779)
- Finance cost		13,909	16,446	12,486
- Impairment loss on financial assets		2,138	2,271	1,516
- Unrealised currency translation losses		245	1,000	1,211
- Fair value loss/(gain) of Series B, D1, E and F conversion option		124,146	(15,051)	15,991
- Fair value loss on contingent consideration		—	174	705
- Fair value (gain)/loss on convertible notes option		—	(1,313)	525

		(23,071)	6,688	8,189
Change in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		(1,676)	(3,803)	(6,120)
- Trade and other payables		14,891	(1,208)	8,029
- Deferred revenue		9,070	2,421	4,054

Cash (used in)/provided by operations		(786)	4,098	14,152
Interest received		440	471	769
Income tax paid		(2,104)	(1,895)	(975)

Net cash (used in)/provided by operating activities		(2,450)	2,674	13,946

Cash flows from investing activities
Additions to plant and equipment		(1,673)	(1,337)	(2,898)
Additions of intangible assets		(12,816)	(6,573)	(5,923)
Acquisition of subsidiaries, net of cash acquired		3,722	(2,385)	—
Payment of contingent consideration from acquisition of business		—	—	(6,776)
Payment of contingent consideration from acquisition of subsidiary		—	(12,167)	(5,454)
Proceeds from disposal of plant and equipment		13	48	—

Net cash used in investing activities		(10,754)	(22,414)	(21,051)

Cash flows from financing activities
Interest paid		(1,207)	(1,259)	(2,372)
Proceeds from loan advance		—	5,000	—
Proceeds from borrowings		11,000	—	—
Borrowings transaction cost		(449)	—	—
Principal payment of lease liabilities		(4,062)	(3,807)	(2,061)
Proceeds from issuance of preference shares		—	86,398	—
Proceeds from issuance of ordinary shares		80	2,114	1,700
Payment for legal and professional fees incurred for IPO		(4,020)	—	—
Payment for cost of proposed listing		—	—	(3,694)
Repayment of convertible notes		(11,261)	—	(31,212)

Net cash (used in)/provided by financing activities		(9,919)	88,446	(37,639)

Net (decrease)/increase in cash and cash equivalents		(23,123)	68,706	(44,744)
Cash and cash equivalents
Beginning of financial year	12	93,359	24,653	69,397

End of financial year	12	70,236	93,359	24,653

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the financial year ended 31 December 2021

Reconciliation of liabilities arising from financing activities:

					Non-cash changes
	Note	1 January	Proceeds, net of transaction cost	Principal and interest payments	Conversion to ordinary shares	Fair value loss	Interest expense	Currency translation differences	Addition during the year	Acquisition of subsidiaries	Reclassify to borrowings	31 December
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2021
Preference shares	18	199,481	—	—	(211,030)	—	11,549	—	—	—	—	—
Convertible notes	19	11,471	—	(11,525)	—	—	54	—	—	—	—	—
Lease liabilities	16	17,253	—	(4,805)	—	—	742	(32)	2,683	1,050	—	16,891
Loan advance	17	5,000	—	—	—	—	—	—	—	—	(5,000)	—
Borrowings	20	—	10,551	(161)	—	—	1,512	—	—	—	5,000	16,902

2020
Preference shares	18	98,242	86,398	—	—	—	14,841	—	—	—	—	199,481
Convertible notes	19	11,129	—	(438)	—	—	780	—	—	—	—	11,471
Lease liabilities	16	19,550	—	(4,534)	—	—	727	(68)	1,578	—	—	17,253
Loan advance	17	—	5,000	—	—		—	—	—	—	—	5,000

2019
Preference shares	18	88,665	—	—	—	—	9,577	—	—	—	—	98,242
Convertible notes	19	41,728	—	(32,881)	—	76	2,206	—	—	—	—	11,129
Lease liabilities	16	4,728	—	(2,659)	—	—	598	—	16,883	—	—	19,550
The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021
These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	General information
PropertyGuru Pte. Ltd. is incorporated and domiciled in Singapore. The address of its registered office is 1 Paya Lebar Link
#12-01/04,
Paya Lebar Quarter 1, Singapore 408533.
PropertyGuru Pte. Ltd and its subsidiaries (the “Group”) is in the business of advertising, real estate marketing, business management and consultancy services.

2.	Significant accounting policies

2.1	Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.
The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.
Interpretations and amendments to published standards effective in 2021
On 1 January 2021, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS Interpretations Committee (IFRS IC) that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.
The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

2.2	Going concern
The Group incurred a net loss of $187,413,000 (2020: $14,408,000) during the financial year ended 31 December 2021 and has a net current liability of $1,547,000 (2020: $171,642,000) at 31 December 2021. The following matters have been considered by the directors in determining the appropriateness of the going concern basis of preparation in the financial statements:

(a)	The Group has a net current asset position of $45,771,000 at the balance sheet date after excluding the non-cash current liabilities comprising deferred revenue of $47,318,000.

(b)
On 18 March 2022, the Group completed its business combination with Bridgetown 2 Holdings Limited (Note 29), a special purpose acquisition company. The Group expects to be able to secure its financing requirements from the gross proceeds received of approximately US$254 million comprising US$122 million of cash held in Bridgetown 2 Holdings Limited’s trust account and a concurrent US$132 million private placement of common stock by third-party investors and a current shareholder.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.2	Going concern (continued)

Taking into consideration the above factors, the directors believe that the Group will be able to continue as a going concern, and, accordingly, the financial statements have been prepared on a going concern basis.

2.3	Revenue recognition
The Group generates revenue from Agents, primarily on an individual subscription basis, and from Developers, predominantly from display advertising and content marketing. Other than Vietnam, the Group primarily generates Agent revenue on a subscription basis, whereby Agents typically pay upfront fees for an annual subscription. The agents can select between one of three or four annual subscription packages, with each subscription package providing a different number of concurrent listings and discretionary credits. Higher tier subscription packages offer access to more features including comparable listing insights, monthly advertising and floor plan credits. Agents can use discretionary credits to list properties and can purchase optional premium products and add-ons
to increase the prominence of their current listings on the Group’s digital property classifieds marketplaces. Agents can purchase additional discretionary credits to supplement those included in their subscription package, or they can purchase certain features directly on a cash basis. In Vietnam, the Group offers a pay-as-you-go
model, whereby Agents pay for each individual property listing and additional features as required. This model is specific to and effective in the Vietnamese market, where there is a large proportion of Agents that are part-time or casual, and therefore their ability to finance and/or desire to lock into annual subscriptions is currently limited.
The Group’s main source of revenue from Developers consists of online advertising revenue, with fees based on the duration as well as the prominence of advertising. Developer revenue also includes revenue generated from organising annual property awards ceremonies in various countries as part of the Group’s Awards business and from hosting industry events at which Developers can buy booths to promote their businesses and recent property developments.
The Group also earns revenue from the provision of review and management support services. Review services include writing of articles and posting of videos to promote customers’ properties. Management services include sales and marketing, accounting and finance, human resources and technology support to customers.
The Group generates fintech and data revenue from financial institutions, insurance providers and property valuers through services on loan referral, insurance referral and data solutions. The Group provides loan and insurance referral services to property buyers from an array of loan and insurance products from various financial institutions and insurance providers respectively and earns referral fees from these parties. Fintech and data revenue also include revenue generated from collecting, aggregating and analysing property market data and providing technology solution in the property market field.
The Group recognises revenue based on the principles of IFRS 15
Revenue from Contracts with Customers
. All performance obligations and its transaction price within the contract can be separately identified. Revenue is recognised when each performance obligation is satisfied. For performance obligations satisfied over time, the Group selects an appropriate measure of progress to determine how much revenue is recognised as the performance obligation is satisfied.

(a)	Subscription and advertising income

(i)	Revenue from subscription is recognised on a straight-line basis over the contract period.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.3	Revenue recognition (continued)

(a)	Subscription and advertising income (continued)

(ii)	Revenue from advertising is recognised over the period which the advertisements are placed or as the advertisements are displayed depending on type of advertisement.

(iii)	Revenue from agent discretionary consist of

•	credits granted to customers to boost their listings on the Group’s website. Revenue is recognised when the credit is utilised.

•	featured listing by providing advertising services over a contracted period. Revenue is recognised on a straight-line basis over the contract period.
The customers are invoiced at the start of the service period.

(b)	Events income
Revenue from events is recognised on the date that the event takes place. The customers may be invoiced upfront.

(c)	Software income
Revenue from software is recognised

(i)	on the date of actual delivery for delivery of software platform and

(ii)	straight-line basis over maintenance period.
The Developers are invoiced at the start of the service period.

(d)	Review and management services

(i)	Review services revenue is recognised at a point in time when the articles and videos are posted on the website.

(ii)	Management services revenue is recognised over time as the management support services are simultaneously received and consumed by the customers.
The customers are invoiced upon service being rendered.

(e)	Fintech and data

(i)	Loan and insurance referral income is recognised at a point of time upon successful loan approval by financial institutions and upon successful insurance policy inception to the property buyers.
The financial institutions and insurance providers are invoiced upon loan approval and insurance policy inception.

(ii)	Data solution income is recognised over the service period.
The customers are invoiced upon service rendered for data solutions.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.3	Revenue recognition (continued)

(e)	Fintech and data (continued)

All contract liabilities for consideration received for unsatisfied performance obligations is classified and presented on the consolidated balance sheets as deferred revenue.

2.4	Government grants
Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.
Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.
Government grants relating to assets are deducted against the carrying amount of the assets.

2.5	Group accounting

(a)	Subsidiaries

(i)	Consolidation
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.
In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling
interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ deficiency, and consolidated balance sheets. Total comprehensive income is attributed to the non-controlling
interests based on their respective interests in a subsidiary, even if this results in the non-controlling
interests having a deficit balance.

(ii)	Acquisitions
The acquisition method of accounting is used to account for business combinations entered into by the Group.
The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.5	Group accounting (continued)

(a)	Subsidiaries (continued)

(ii)	Acquisitions (continued)

The consideration transferred also includes any contingent consideration arrangement and any pre-existing
equity interest in the subsidiary measured at their fair value at the acquisition date.
Acquisition-related costs are expensed as incurred.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.
On an
acquisition-by-acquisition
basis, the Group recognises any
non-controlling
interest in the acquiree at the date of acquisition either at fair value or at the non-controlling
interest’s proportionate share of the acquiree’s identifiable net assets.
The excess of (i) the consideration transferred, the amount of any non-controlling
interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the identifiable net assets acquired is recorded as goodwill. Please refer to the paragraph “Intangible assets—Goodwill” for the subsequent accounting policy on goodwill.

(iii)	Disposals
When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.
Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

2.6	Plant and equipment

(a)	Measurement

(i)	Plant and equipment
Plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs
The cost of an item of plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the cost of dismantlement, removal or restoration is recognised as part of the cost of plant and equipment if such obligation is incurred as a consequence of acquiring or using the assets.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.6	Plant and equipment (continued)

(b)	Depreciation
Depreciation is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Useful lives
Leasehold improvements	3 - 10 years
Computers	2 - 3 years
Furniture, equipment and motor vehicle	3 - 5 years
The residual values, estimated useful lives and depreciation method of plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive income when the changes arise.

(c)	Subsequent expenditure
Subsequent expenditure relating to plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of comprehensive income when incurred.

(d)	Disposal
On disposal of an item of plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of comprehensive income within “other (losses)/gains – net”.

2.7	Intangible assets

(a)	Goodwill
Goodwill on acquisitions of subsidiaries and businesses represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling
interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses.
Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

(b)	Acquired trademarks, brands and domain names
Brands are the name, term, design, symbol, or any other feature that identifies one seller’s good or service as distinct from those of other sellers. Domain names are a string of letters, numbers, and hyphens that is used to define the location of a website. Trademarks are the legal right to exclusively use a symbol, name, phrase or logo.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.7	Intangible assets (continued)

(b)	Acquired trademarks, brands and domain names (continued)

(i)	With definite useful life
Trademarks, brands and domain names acquired are initially recognised at cost and are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using the straight-line method over 3 to 20 years, which is the shorter of their estimated useful lives or periods of contractual rights.

(ii)	With indefinite useful life
Certain brands and domain names are not amortised due to their indefinite useful lives, but are reviewed for impairment annually. For the purpose of impairment testing, brands and domain names are allocated to each of the cash-generating units expected to benefit from the synergies of the businesses within the Group.

(c)	Acquired computer software
Acquired computer software are initially capitalised at cost which includes the purchase prices (net of any discounts and rebates) and other directly attributable costs of preparing the asset for its intended use. Direct expenditures including employee costs, which enhance or extend the performance of computer software beyond its specifications and which can be reliably measured, are added to the original cost of the software. Costs associated with maintaining the computer software are expensed off when incurred.
Computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using the straight-line method over their estimated useful lives of 3 to 5 years.

(d)	Property data
Property data consist of purchase of property transaction data and auction data. Property data is initially capitalised at cost and subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using the straight-line method over their estimated useful lives of 3 years.
The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive income when the changes arise.

(e)	Development cost in progress and internally developed computer software
Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.7	Intangible assets (continued)

(e)	Development cost in progress and internally developed computer software (continued)

computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

•	it is technically feasible to complete the computer software programme so that it will be available for use;

•	management intends to complete the computer software programme and use or sell it;

•	there is an ability to use or sell the computer software programme;

•	it can be demonstrated how the computer software programme will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

•	the expenditure attributable to the computer software programme during its development can be reliably measured.
Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes as well as improving existing computer software programmes.
Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.
Completed development costs in progress are reclassified to internally developed computer software. These internally developed computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using a straight-line method over their estimated useful lives of three years. Development cost in progress is not amortised.

2.8	Impairment of non-financial assets

(a)	Goodwill
Goodwill recognised separately as an intangible asset is tested for impairment annually and whenever there is indication that the goodwill may be impaired.
For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGU”) expected to benefit from synergies arising from the business combination.
An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. The recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value-in-use.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.8	Impairment of non-financial assets (continued)

(a)	Goodwill (continued)

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata
on the basis of the carrying amount of each asset in the CGU.
An impairment loss on goodwill is recognised as an expense and is not reversed in a subsequent period.

(b)	Intangible assets
Plant and equipment
Right-of-use
assets
Intangible assets, with indefinite useful lives, are tested for impairment annually and whenever there is indication that these intangible assets may be impaired. Intangible assets with finite useful lives, plant and equipment and right-of-use
assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.
For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use)
is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs.
If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.
The difference between the carrying amount and recoverable amount is recognised as an impairment loss in the consolidated statements of comprehensive income, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.
For an asset other than goodwill, management assesses at the end of the reporting period whether there is any indication that an impairment recognised in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is estimated and may result in a reversal of impairment loss. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.
A reversal of impairment loss for an asset other than goodwill is recognised in the consolidated statements of comprehensive income.

2.9	Financial assets

(a)	Classification and measurement
The Group classifies its financial assets as being measured at amortised cost.
The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(a)	Classification and measurement (continued)

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

(i)	At initial recognition
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statements of comprehensive income.

(ii)	At subsequent measurement
Debt instruments
Debt instruments mainly comprise of cash and cash equivalents and trade and other receivables.
The Group’s debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt instrument that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in the consolidated statements of comprehensive income when the asset is derecognised or impaired. Interest income from these financial assets is included in interest income using the effective interest method.

(b)	Impairment
The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
For trade receivables, the Group applies the simplified approach permitted by the IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(c)	Recognition and derecognition
Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognised in the consolidated statements of comprehensive income. Any amount previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” relating to that asset is reclassified to “Other (losses)/gains – net” of the consolidated statements of comprehensive income.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.10	Borrowings
Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current
liabilities.

(a)	Borrowings
Borrowings are initially recognised at fair value (net of transaction costs) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of comprehensive income over the period of the borrowings using the effective interest method.

(b)	Preference shares
Preference shares which are mandatorily redeemable on a specific date are classified as liabilities. The dividends on these preference shares are recognised as finance cost.

(c)	Convertible notes
On issuance of convertible notes, the proceeds are allocated between the embedded equity conversion option and the liability component. The conversion features meet the definition of a derivative liability instrument as the conversion rate is variable and therefore does not meet the
“fixed-for-fixed”
criteria. As a result, the conversion features of the notes are recorded as a derivative liability at fair value. The liability component is recognised as the difference between total proceeds and the fair value of the equity conversion option.
The equity conversion option is subsequently carried at its fair value with fair value changes recognised in the consolidated statements of comprehensive income. The liability component is subsequently carried at amortised cost until the liability is extinguished on conversion or redemption.
When an equity conversion option is exercised, the carrying amounts of the liability component and the equity conversion option are derecognised with a corresponding recognition of share capital.

2.11	Derivative financial instruments
A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognised in the consolidated statements of comprehensive income.

2.12	Trade and other payables
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current
liabilities.
Trade and other payables are initially recognised at fair value, and subsequently carried at amortised cost using the effective interest method.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.13	Leases
When the Group is the lessee:
At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

•	Right-of-use assets
The Group recognised a
right-of-use
asset and lease liability at the date which the underlying asset is available for use.
Right-of-use
assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use
assets.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term.

•	Lease liabilities
The initial measurement of lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.
Lease payments include the following:

•	Fixed payment (including in-substance fixed payments), less any lease incentives receivables; and

•	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
The Group has elected to not separate lease and
non-lease
components for its leases and account for these as one single lease component.
The lease liability is measured by increasing the carrying amount that produces a constant periodic rate of interest on the remaining balances with the amount of the lease liabilities and reducing it by lease payments made. Lease liability shall be remeasured when:

•	There is a change in future lease payments arising from changes in an index or rate;

•	There is a change in the Group’s assessment of whether it will exercise an extension option; or

•	There are modifications in the scope or the consideration of the lease that was not part of the original term.
Lease liabilities are remeasured with a corresponding adjustment to the right-of-use
asset, or is recorded in the consolidated statements of comprehensive income if the carrying amount of the right-of-use
asset has been reduced to zero.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.13	Leases (continued)
When the Group is the lessee
 (continued)
:

•	Short-term and low-value leases
The Group has elected to not recognise
right-of-use
assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to the consolidated statements of comprehensive income on a straight-line basis over the lease term.

2.14	Income taxes
Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.
A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.
Deferred income tax is measured:

(i)
at the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.
Current and deferred income taxes are recognised as income or expense in the consolidated statements of comprehensive income, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.
The Group accounts for investment tax credits (for example, productivity and innovative credit) similar to accounting for other tax credits where deferred tax asset is recognised for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.15	Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as finance cost.
Changes in the estimated timing or amount of expenditure or discount rate are recognised in the consolidated statements of comprehensive income when the changes arise.

2.16	Provision for reinstatement costs
Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.
The Group recognises the estimated costs of dismantlement, removal or restoration of items of its right-of-use
assets arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money. Changes in the estimated timing or amount of the expenditure or discount rate for asset dismantlement, removal and restoration costs are adjusted against the cost of the related right-of-use
asset, unless the decrease in the liability exceeds the carrying amount of the asset or the asset has reached the end of its useful life. In such cases, the excess of the decrease over the carrying amount of the asset or the changes in the liability is recognised in the consolidated statements of comprehensive income immediately.

2.17	Employee compensation
Employee benefits are recognised as an expense, unless the cost qualifies to be capitalised as an asset.

(a)	Defined contribution plans
Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Share-based compensation
The Group operates several equity-settled, share-based compensation plans. The value of the employee services received in exchange for the grant of shares and options is recognised as an expense with a corresponding increase in the share reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the shares and options granted on grant date.
Non-market
vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.17	Employee compensation (continued)

(b)	Share-based compensation (continued)

At each balance sheet date, the Group revises its estimates of the number of shares and options that are expected to vest or become exercisable on the vesting date and recognises the impact of the revision of the estimates in the consolidated statements of comprehensive income, with a corresponding adjustment to the share reserve over the remaining vesting period.
When the options are exercised, the proceeds received (net of transaction costs) and the vested balance previously recognised in the share reserve are credited to share capital account, when new ordinary shares are issued, or to the “treasury shares” account, when treasury shares are re-issued
to the employees.

(c)	Defined benefit plans
Defined benefit plans are post-employment benefit pension plans other than defined contribution plans. Defined benefit plans typically define the amount of benefit that an employee will receive on or after retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognised in the consolidated balance sheets in respect of a defined benefit pension plan is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and have tenures approximating to that of the related post-employment benefit obligations.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the consolidated statements of comprehensive income within “other comprehensive income” in the period when they arise. The experience adjustments are not to be reclassified to the consolidated statements of comprehensive income in a subsequent period.
Past service costs are recognised immediately in the consolidated statements of comprehensive income.

2.18	Currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in Singapore Dollars (“$”), which is the functional currency of the parent company within the Group.

(b)	Transactions and balances
Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency translation differences resulting from the settlement of such transactions and from the translation of monetary

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.18	Currency translation (continued)

(b)	Transactions and balances (continued)

assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the consolidated statements of comprehensive income. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and other currency instruments designated and qualifying as net investment hedges and net investment in foreign operations, are recognised in the consolidated statements of comprehensive income within “other comprehensive income” and accumulated in translation reserve.
When a foreign operation is disposed of a proportionate share of the accumulated currency translation differences is reclassified to the consolidated statements of comprehensive income, as part of the gain or loss on disposal.
Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income within “finance cost”. All other foreign exchange gains and losses impacting the consolidated statements of comprehensive income are presented within “other (losses)/gains—net”.
Non-monetary
items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)
income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)
all resulting currency translation differences are recognised in the consolidated statements of comprehensive income within “other comprehensive income” and accumulated in translation reserve. These currency translation differences are reclassified to the consolidated statements of comprehensive income on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.19	Cash and cash equivalents
For the purpose of presentation in the consolidated statements of cash flows, cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.20	Share capital, treasury shares and preference shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.
When any entity within the Group purchases the Group’s ordinary shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Group’s equity holders, until they are cancelled, sold or reissued.
When treasury shares are subsequently cancelled, the cost of treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Group, or against the retained earnings of the Group if the shares are purchased out of earnings of the Group.
When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in capital reserve.
Non-redeemable
preference shares are classified as equity.

2.21	Warrants
The Group accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of the instrument. Based on the substance of the contractual agreement, the warrants issued by the Group have been classified as equity.
Warrants classified as equity are recorded at proceeds received as of the date of issuance and not subsequently remeasured. Incremental costs directly attributable to the issuance of new warrants are deducted against the warrant account.

2.22	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

3.	Critical accounting estimates, assumptions and judgements
Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Impairment of goodwill
Goodwill is tested for impairment annually and whenever there is indication that the goodwill may be impaired.
The goodwill of $115,817,000 (2020: $112,413,000) arises from the acquisition of PropertyGuru Viet Nam Joint Stock Company (formerly known as Dai Viet Technology & Investment JSC) and its

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

3.	Critical accounting estimates, assumptions and judgements (continued)

(a)	Impairment of goodwill (continued)

subsidiary (”PG Vietnam”). The recoverable amount of goodwill and the associated cash-generating unit of PG Vietnam has been determined based on its value-in-use.
The goodwill of $235,797,000 arises from the acquisition of the Panama entities in 2021 (Note 28). The recoverable amount of goodwill and the associated cash-generating units (“CGUs”) have been determined based on its fair value less cost to sell. The determination of the fair value of the CGUs requires the use of estimates (Note 14(a)).
The results of the impairment review undertaken at 31 December 2021 on the Group’s goodwill indicated that no impairment charge was necessary. Specific estimates and the sensitivity analysis are disclosed in Note 14(a).

(b)	Business combination
Upon acquisition of business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill. The Group uses estimates and assumptions to accurately assign fair values to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgemental nature of the inputs to the valuation models used to measure the fair value of these intangible assets.
The fair value of the brands acquired as part of the acquisition in 2021 is determined at the date of acquisition using the relief from royalty (“RfR”) approach by estimating the amount of royalty the acquirer would have to pay in an arm’s length licensing arrangement to secure access to the same rights. The significant estimate and assumption used are in respect to expected future revenue growth rates. Cash flow projections used in the RfR approach were based on Panama’s forecasted revenue for the remainder of the assets’ useful lives. The carrying amounts of intangible assets are disclosed in Note 14.

(c)	Critical judgement over capitalisation of internally developed computer software and development cost in progress
The Group’s internally developed computer software and development cost in progress are capitalised based on management judgements relating to whether the criteria in Note 2.7(e) are met. Critical judgement is required in determining whether the expenditure enhances or extends the performance of computer software programmes beyond their original specifications or whether the costs are associated with maintaining computer software programmes. The carrying amounts of internally developed computer software and development cost in progress are disclosed in Note 14(d) and 14(e) respectively.

(d)	Fair value estimation on share price and share options for share-based compensation
The Group operates several equity-settled, share-based compensation plans. Details of the plans are included in Note 24. The total amount of expense to be recognised over the vesting period is determined by reference to the fair value of the shares and options granted on grant date. In determining the fair value of the shares and options granted, the Group used valuation methods which involve estimates and discount rates applicable to the Group’s business. The fair value of the shares are

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

3.	Critical accounting estimates, assumptions and judgements (continued)

(d)	Fair value estimation on share price and share options for share-based compensation (continued)

determined primarily using a discounted cash flow approach and the options are determined using the Black-Scholes model. The significant inputs to the model are disclosed in Note 24.

(e)	Fair value estimation of financial liabilities at fair value through profit or loss and derivative financial liabilities
The Group had financial liabilities measured at fair value through profit or loss (“FVTPL”) which includes contingent consideration arising from acquisition. In addition, the Group had certain derivative financial instruments arising from the convertible options relating to convertible notes and preference shares. Judgement is required to estimate the significant inputs to the model used to determine the fair value of these financial liabilities at FVTPL and derivative financial liabilities. The significant inputs to the model are disclosed in Note 26(e).

4.	Segment information

(a)	Description of segments
The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Managing Director Fintech / Chief Marketing Officer, Chief Technology Officer and Chief People Officer.
With effect from 30 June 2021, the Group reorganised its operating and reportable segments to Marketplaces and Fintech and Data services. This change was made to reflect the way the CODM monitors the performance of the segments. Segment reporting information for earlier periods have been restated to conform to these changes. The change in segments have no impact on the consolidated financial position, results of operations or cash flows, as reflected in the consolidated financial statements.
The Group has five reportable segments, namely four Marketplaces and Fintech and Data services. The Marketplaces segments consist of core listing marketplace for agents and developer marketing solutions business in four primary geographic areas, namely Singapore, Vietnam, Malaysia and Other Asia (comprising Thailand and Indonesia). Each of these geographic Marketplaces segments has different political and economic conditions as well as market factors and strategic initiatives which influence performance. Furthermore, each geographic Marketplace segment represents a business in different stages of development (with Singapore being the most mature and Other Asia still considered by management to be a developing market).
The Fintech and Data segment consists of the digital mortgage marketplace business, PropertyGuru Finance, launched in March 2020 where commission is earned from financial institutions on each mortgage brokered and from insurance providers on each insurance policy’s inception, and the data business involving provision of data services to developers, agents, banks and property valuers.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

4.	Segment information (continued)

(b)	Segment information
The table below shows the segment information provided to the CODM for the reportable segments for the years ended 31 December 2021, 2020, and 2019.

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and Data	Total reportable segments
	$’000	$’000	$’000	$’000	$’000	$’000
2021
Revenue from external customers	55,953	18,769	14,670	8,467	2,852	100,711

Adjusted EBITDA	32,871	2,006	(10,388)	(1,283)	(3,891)	19,315

2020
Revenue from external customers	46,654	18,269	7,888	8,261	1,023	82,095

Adjusted EBITDA	32,541	4,198	(4,459)	(2,969)	(1,720)	27,591

2019
Revenue from external customers	49,357	19,857	7,600	11,630	—	88,444

Adjusted EBITDA	33,317	5,584	(3,180)	(58)	—	35,663

A reconciliation of adjusted EBITDA to loss before income tax is provided as follows:

	2021	2020	2019
	$’000	$’000	$’000
Adjusted EBITDA as above	19,315	27,591	35,663
Headquarters cost	(30,184)	(23,136)	(23,150)
Changes in fair value of preferred shares and embedded derivatives	(124,146)	16,364	(16,516)
Finance costs – net	(13,453)	(15,964)	(11,707)
Depreciation and amortisation expense	(14,032)	(9,554)	(7,720)
Impairment	(8)	(806)	—
Share grant and option expenses	(10,470)	(6,660)	(3,204)
Others gains/(losses) – net	(815)	(1,684)	(1,875)
Business acquisition transaction and integration cost	(7,883)	—	—
Legal and professional expenses incurred for IPO	(6,070)	—	—
Cost of proposed listing	—	—	(6,227)

Loss before income tax	(187,746)	(13,849)	(34,736)

Headquarters costs are costs of personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service the group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

4.	Segment information (continued)

(b)	Segment information (continued)

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortisation, income tax expense, impairments when the impairment is the result of an isolated, non–recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration cost and legal and professional expenses incurred for IPO.

5.	Revenue from contracts with customers

(a)	Disaggregation of revenue from contracts with customers

	2021	2020	2019
	$’000	$’000	$’000
Agent revenue
- Subscription	41,773	35,752	31,886
- Agent discretionary	35,179	29,968	32,607

	76,952	65,720	64,493

Developer revenue
- Advertising activities	10,749	8,113	11,252
- Events	6,328	5,785	10,443
- Software	534	997	1,568
- Print	19	—	—
- Review and management services	3,202	412	275
- Others	75	45	413

	20,907	15,352	23,951

Fintech and data	2,852	1,023	—

	100,711	82,095	88,444

Revenue recognised
- At a point in time	20,068	16,511	22,238
- Over time	80,643	65,584	66,206

	100,711	82,095	88,444

Revenue recognition criteria for each of these revenue streams is stated in Note 2.4.
As permitted under IFRS 15, the remaining unsatisfied performance obligations are not disclosed as these performance obligations are part of contracts that have an original expected duration of one year or less. There is no consideration from contracts with customers not included in the transaction price.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

5.	Revenue from contracts with customers (continued)

(b)	Contract liabilities

	31 December		1 January
	2021	2020	2020
	$’000	$’000	$’000
Deferred revenue	47,318	34,487	32,065

The change in deferred revenue is mainly due to the increase in unsatisfied performance obligations at the end of the financial year.

(i)	Revenue recognised in relation to contract liabilities

	2021	2020	2019
	$’000	$’000	$’000
Revenue recognised in current period that was included in the contract liabilities balance at the beginning of the period	34,487	32,065	27,431

(c)	Trade receivables from contracts with customers

	31 December		1 January
	2021	2020	2020
	$’000	$’000	$’000
Current assets
Trade receivables from contracts with customers (Note 13(a))	15,765	15,825	12,446
Loss allowances (Note 13(a))	(4,953)	(4,823)	(3,529)

	10,812	11,002	8,917

6.	Other income

	2021	2020	2019
	$’000	$’000	$’000
Interest income	456	477	779
Government grants
- Job Support Scheme	863	1,787	—
- Others	140	175	688
Rent concession	141	71	—
Reversal of provision for reinstatement cost	—	—	238
Others	123	291	155

	1,723	2,801	1,860

Grant income of $863,000 (2020: $1,787,000, 2019: Nil) was recognised during the financial year under the Jobs Support Scheme (the “JSS”). The JSS is a temporary scheme introduced in the Singapore Budget 2020 to help enterprises retain local employees. The scheme had been extended up to 2021 by the Government. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

7.	Other (losses)/gains – net

	2021	2020	2019
	$’000	$’000	$’000
Loss on disposal of plant and equipment and intangible assets	(3)	(187)	(198)
Currency translation loss	(812)	(1,323)	(972)
Fair value (loss)/gain on derivative financial liabilities (Note 26(e))	—	1,313	(525)
Fair value (loss)/gain on Series B, D1, E, and F conversion option (Note 26(e))	(124,146)	15,051	(15,991)
Fair value loss on contingent consideration (Note 26(e))	—	(174)	(705)

	(124,961)	14,680	(18,391)

8.	Employee compensation

	2021	2020	2019
	$’000	$’000	$’000
Wages and salaries	49,931	36,205	32,245
Employer’s contribution to defined contribution plans	5,428	3,313	3,429
Other employee benefits	1,283	937	1,186
Share grant and option expenses (Note 24)	8,542	6,660	3,204

	65,184	47,115	40,064

9.	Finance cost

	2021	2020	2019
	$’000	$’000	$’000
Interest expenses:
- Convertible notes	54	780	2,206
- Leases (Note 16)	742	727	598
- Borrowings	1,512	—
Accretion expenses arising from redeemable convertible preference shares (Note 18)	11,549	14,841	9,577
Others	52	98	105

	13,909	16,446	12,486

10.	Income taxes

(a)	Tax (credit)/expense

	2021	2020	2019
	$’000	$’000	$’000
Tax expense attributable to profit is made up of:
- Current income tax	291	1,417	3,257
- Overprovision of income tax in prior financial year	(25)	(743)	—
- Deferred income tax (Note 21)	(669)	(140)	385
- Withholding tax	70	25	137

	(333)	559	3,779

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

10.	Income taxes (continued)

(a)	Tax (credit)/expense (continued)

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2021	2020	2019
	$’000	$’000	$’000
Loss before tax	(187,746)	(13,849)	(34,736)

Tax calculated at tax rate of 17% (2020 and 2019: 17%)	(31,917)	(2,354)	(5,905)
Effects of:
- Different tax rates in other countries	(1,744)	(1,033)	(702)
- Expenses not deductible for tax purposes	8,370	5,021	5,717
- Income not subject to tax	(539)	(699)	(171)
- Fair value losses/(gains) on financial instruments	21,105	(2,782)	2,808
- Tax incentives	—	(510)	(17)
- Utilisation of previously unrecognised capital allowances	(1,740)	—	(156)
- Deferred tax assets not recognised	6,087	3,634	2,068
- Withholding tax	70	25	137
- Overprovision of tax in prior financial year	(25)	(743)	—

Tax (credit)/expense	(333)	559	3,779

(b)	Movement in current income tax liabilities

	2021	2020
	$’000	$’000
Beginning of financial year	5,492	6,749
Income tax paid	(2,104)	(1,895)
Tax expense	361	1,442
Overprovision in prior financial year	(25)	(743)
Acquisition of subsidiaries (Note 28)	706	—
Currency translation adjustments	124	(61)

End of financial year	4,554	5,492

11.	Loss per share

(a)	Basic loss per share

	2021	2020	2019
	$ per share	$ per share	$ per share
Total basic loss per share attributable to the ordinary equity holders of the Group	(78.85)	(9.30)	(25.17)

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

11.	Loss per share (continued)

(b)	Diluted loss per share

	2021	2020	2019
	$ per share	$ per share	$ per share
Total diluted loss per share attributable to the ordinary equity holders of the Group	(78.85)	(13.29)	(25.17)

(c)	Reconciliations of loss used in calculating loss per share

	2021	2020	2019
	$’000	$’000	$’000
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share	(187,413)	(14,408)	(38,515)

Diluted loss per share
Loss attributable to the ordinary equity holders of the Group
Used in calculating basic loss per share	(187,413)	(14,408)	(38,515)
Add: savings from accretion cost on Series B preference shares	—	5,431	—
Less fair value loss/(gain) on Series B conversion option	—	(15,051)	—

Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	(187,413)	(24,028)	(38,515)

(d)	Weighted average number of shares used as the denominator

	2021	2020	2019
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	2,376,973	1,549,881	1,530,242
Adjustments for calculation of diluted loss per share 1 :
Number of Series B preference shares	—	258,363	—

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	2,376,973	1,808,244	1,530,242

1	Potential ordinary shares outstanding consist of stock options, warrants, convertible notes and convertible preference shares and are excluded if their effect is anti-dilutive.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

12.	Cash and cash equivalents

	2021	2020
	$’000	$’000
Cash on hand	13	27
Cash at bank	39,814	40,414
Short-term bank deposits	30,409	52,918

	70,236	93,359

Acquisition of subsidiaries
Please refer to Note 28 for the effects of acquisition of subsidiaries on the cash flows of the Group.

13.	Trade and other receivables

(a)	Current

	2021	2020
	$’000	$’000
Trade receivables
- Non-related parties	15,765	15,825
Less: Allowance for impairment of receivables-non - related parties	(4,953)	(4,823)

Trade receivables - net	10,812	11,002

Deposits	656	587
Prepayments	4,074	1,409
Other receivables	2,113	1,142

	17,655	14,140

(b)	Non-current

	2021	2020
	$’000	$’000
Deposits	1,373	1,093
Prepayments	191	244

	1,564	1,337

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

14.	Intangible assets

	2021	2020
	$’000	$’000
Composition:
Goodwill (Note 14(a))	362,448	123,277
Trademarks, brand and domain names (Note 14(b))	9,500	5,578
Acquired computer software (Note 14(c))	946	616
Internally developed computer software (Note 14(d))	15,009	4,650
Development cost in progress (Note 14(e))	13,021	6,408
Property data (Note 14 (f))	233	186

	401,157	140,715

(a)	Goodwill

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	123,277	122,821
Currency revaluation adjustments	5,321	(1,749)
Acquisition of subsidiaries (Note 28(c))	233,850	2,205

End of financial year	362,448	123,277

Impairment tests for goodwill
Goodwill is allocated to the Group’s CGUs identified according to countries of operation and business segments.
A segment-level summary of the goodwill allocation is as follows:

	2021	2020
	$’000	$’000
Singapore – ePropertyTrack	3,586	3,586
Singapore – Ensign	5,099	5,099
Vietnam – PG Vietnam	115,817	112,413
Malaysia – MyProperty Data Sdn Bhd	2,149	2,179
Malaysia – Malaysia marketplace 1	225,908	—
Thailand – Thailand marketplace 2	9,889	—

	362,448	123,277

1	Comprise of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn Bhd.
2	Comprise of Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd., iProperty (Thailand) Co., Ltd., and AllProperty Media Co., Ltd. (head Office)
The recoverable amounts of the ePropertyTrack, Ensign, PG Vietnam and MyProperty Data CGUs were determined based on value-in-use.
Cash flow projections used in the
value-in-use
calculations were based on financial budgets approved by management covering a five-year to six-year
period. Cash

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(a)	Goodwill (continued)
Impairment tests for goodwill
 (continued)

flows beyond the budget period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the respective country in which the CGUs operate.
Key assumptions used for
value-in-use
calculations:

	2021
	eProperty Track	Ensign	PG Vietnam	MyProperty Data
EBIT margin 1	16-36%	29-34%	18-41%	(39)-52%
Growth rate 2	1.7%	1.7%	3.0%	3.4%
Discount rate 3	12.8%	12.8%	17.5%	21.9%

	2020
	eProperty Track	Ensign	PG Vietnam	MyProperty Data
EBIT margin 1	(8)-30%	38-40%	20-44%	(10)-49%
Growth rate 2	2.0%	2.0%	3.0%	1.7%
Discount rate 3	13.5%	13.5%	19.9%	33.2%

1	Budgeted EBIT margin
2	Weighted average growth rate used to extrapolate cash flows beyond the budget period
3	Pre-tax discount rate applied to the pre-tax cash flow projections
Management determined budgeted EBIT margin based on past performance and its expectations of market developments. The weighted average growth rates used were consistent with long term forecasts included in industry reports. The discount rates used were pre-tax
and reflected specific risks relating to the relevant segments.
Based on a sensitivity analysis performed by management, a decrease in the EBIT margin by 6.4%, a decrease in revenue growth rate by 4.1% or an increase in the discount rate by 2.4% (2020: a decrease in EBIT margin by 2.4%,a decrease in growth rate by 1.4% or an increase in the discount rate by 0.7%) would result in the recoverable amount of PG Vietnam being equal to its carrying amount. Any reasonably possible change in the key assumptions on which MyProperty Data, Ensign and ePropertyTrack’s recoverable amount are based on would not cause MyProperty Data, Ensign and ePropertyTrack’s carrying amount to exceed their recoverable amount.
Management has determined the recoverable amount of the Malaysia marketplace and Thailand marketplace CGUs by assessing the fair value less cost to sell of the CGUs. This is a market approach where management selects a market multiple – enterprise value/revenue (“EV/S”) multiple – based on various data points which comprise the Group’s own implied equity value derived from the share subscription agreement dated 23 July 2021 (Note 29(a)) and a set of comparable companies’ EV/S multiple. Management identified comparable companies based on the nature of the companies and their

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(a)	Goodwill (continued)
Impairment tests for goodwill
 (continued)

line of businesses, the customer demographics, the scale of the companies, their geographical location, and their product offerings. Management applied the EV/S multiple to the estimated annual revenue for the respective CGUs to determine the recoverable amount. The Board of Directors determined that this method was appropriate. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation.
Key assumption used for fair value less cost to sell calculations:

2021
	Malaysia marketplace	Thailand marketplace
EV/S Multiple	16.6x	16.6x
Any reasonably possible change in the key assumption on which Malaysia marketplace’s and Thailand marketplace’s recoverable amount are based on would not cause their carrying amount to exceed their recoverable amount.
The results of the impairment review undertaken at 31 December 2021 and 2020 by management on the Group’s goodwill indicated that no impairment charge was necessary.

(b)	Trademarks, brand and domain names
With definite useful life

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	15,667	13,338
Reclassification of indefinite useful life intangible assets	—	2,532
Additions	—	5
Currency revaluation adjustments	212	(208)
Acquisition of subsidiaries (Note 28(c))	4,859	—

End of financial year	20,738	15,667

Accumulated amortisation and impairment
Beginning of financial year	10,089	6,708
Reclassification of indefinite useful life intangible assets	—	2,532
Amortisation charge	1,105	1,000
Currency revaluation adjustments	44	(151)

End of financial year	11,238	10,089

Net book value	9,500	5,578

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(b)	Trademarks, brand and domain names (continued)

With indefinite useful life

	2021	2020
	$’000	$’000
Cost
Beginning of the financial year	—	2,532
Reclassification of indefinite useful life intangible assets	—	(2,532)

End of financial year	—	—

Accumulated impairment
Beginning of the financial year	—	2,532
Reclassification of indefinite useful life intangible assets	—	(2,532)

End of financial year	—	—

Net book value	—	—

Brands and domain names that are considered to have indefinite useful lives are assessed for impairment on an annual basis. Indefinite useful lives intangible assets are allocated to the CGUs for which they relate.
In 2020, the estimated useful lives of these brands and domain names have been reassessed to be finite rather than indefinite after conducting a review. Management estimated the useful life of brands and domain names for both Thailand and Indonesia CGUs to be 10 years based on long-term strategy, the level of growth or decline of the markets that the brands and domain names operate in, the history of the market and the brands’ and domain names’ position within that market, with the remaining useful life of these assets to be 2 years from the application of the change. The change in estimates have been applied prospectively from 1 January 2020. As the brands and domain names have been fully impaired, the carrying amount remains unchanged.

(c)	Acquired computer software

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	2,182	1,619
Additions	654	218
Acquisition of subsidiaries (Note 28(c))	23	348
Currency revaluation adjustments	(4)	(3)

End of financial year	2,855	2,182

Accumulated amortisation
Beginning of financial year	1,566	1,274
Amortisation charge	344	293
Currency revaluation adjustments	(1)	(1)

End of financial year	1,909	1,566

Net book value	946	616

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(d)	Internally developed computer software

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	11,133	6,203
Acquisition of subsidiaries (Note 28(c))	9,832	107
Transfers from development cost in progress	6,605	4,834
Currency revaluation adjustments	74	(11)

End of financial year	27,644	11,133

Accumulated amortisation
Beginning of financial year	6,483	3,525
Amortisation charge	6,177	2,646
Impairment	—	319
Currency revaluation adjustments	(25)	(7)

End of financial year	12,635	6,483

Net book value	15,009	4,650

(e)	Development cost in progress

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	6,408	4,989
Acquisition of subsidiaries (Note 28(c))	1,136	—
Additions	12,067	6,342
Impairment	—	(85)
Transfers to development cost	(6,605)	(4,834)
Currency revaluation adjustments	15	(4)

End of financial year	13,021	6,408

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(f)	Property data

	2021		2020
	$’000		$’000
Cost
Beginning of financial year	191		—
Acquisition of subsidiaries (Note 28(c))	73		183
Additions	93		8
Currency revaluation adjustments	(2)		—

End of financial year	355		191

Accumulated amortisation
Beginning of financial year	5		—
Amortisation charge	117		5
Currency revaluation adjustments	—	*	—

End of financial year	122		5

Net book value	233		186

*	Less than $1,000

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

15.	Plant and equipment

	Leasehold improvements	Computers	Furniture, equipment and motor vehicle	Total
	$’000	$’000	$’000	$’000
Group
2021
Cost
Beginning of financial year	3,532	3,225	614	7,371
Additions	408	1,180	85	1,673
Acquisition of subsidiaries (Note 28(c))	595	269	159	1,023
Disposals	(111)	(70)	(7)	(188)
Currency revaluation adjustments	(29)	(15)	(9)	(53)

End of financial year	4,395	4,589	842	9,826

Accumulated depreciation
Beginning of financial year	1,872	2,401	479	4,752
Depreciation charge	1,118	727	114	1,959
Disposals	(111)	(54)	(7)	(172)
Currency revaluation adjustments	(13)	(24)	(5)	(42)

End of financial year	2,866	3,050	581	6,497

Net book value
End of financial year	1,529	1,539	261	3,329

2020
Cost
Beginning of financial year	3,051	2,824	647	6,522
Additions	760	444	133	1,337
Acquisition of subsidiary	—	1	—	1
Disposals	(256)	(5)	(139)	(400)
Currency revaluation adjustments	(23)	(39)	(27)	(89)

End of financial year	3,532	3,225	614	7,371

Accumulated depreciation
Beginning of financial year	867	1,960	522	3,349
Depreciation charge	1,079	481	91	1,651
Disposals	(57)	(4)	(104)	(165)
Currency revaluation adjustments	(17)	(36)	(30)	(83)

End of financial year	1,872	2,401	479	4,752

Net book value
End of financial year	1,660	824	135	2,619

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

16.	Leases – The Group as a lessee
Nature of the Group’s leasing activities
Property and office equipment
The Group leases office space and office equipment for the purpose of back office operations.

(a)	Carrying amounts, additions and depreciation charge during the year
Right-of-use
(“ROU”) assets
:

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	22,832	21,977
Additions	2,754	1,578
Expiration of leases	(1,696)	(630)
Acquisition of subsidiaries (Note 28(c))	1,003	—
Currency revaluation adjustments	(35)	(93)

End of financial year	24,858	22,832

Accumulated amortisation
Beginning of financial year	6,797	3,131
Depreciation charge	4,330	3,959
Impairment	8	402
Expiration of leases	(1,696)	(630)
Currency revaluation adjustments	— *	(65)

End of financial year	9,439	6,797

Net book value	15,419	16,035

*	Less than $1,000
Lease liabilities:

	2021	2020
	$’000	$’000
Current	4,439	3,686
Non-current	12,452	13,567

	16,891	17,253

(b)	Interest expense

	2021	2020	2019
	$’000	$’000	$’000
Interest expense on lease liabilities	742	727	598

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

16.	Leases – The Group as a lessee (continued)

(c)	Lease expense not capitalised in lease liabilities

	2021	2020	2019
	$’000	$’000	$’000
Short-term lease expense	94	68	944
Low-value lease expense	61	28	60

Total	155	96	1,004

(d)	Total cash outflow for all the leases was $4,960,000 (2020: $4,630,000, 2019: $3,663,000).

(e)	Future cash outflow which are not capitalised in lease liabilities
Extension option
The leases for certain office space contain extension periods, for which the related lease payment had not been included in lease liabilities as the Group is not reasonably certain to exercise these extension options. The Group negotiates extension options to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The majority of the extension options are exercisable by the Group and not by the lessor.

17.	Trade and other payables

	2021	2020
	$’000	$’000
Current
Trade payables – non-related parties	4,469	3,026
Accrued operating expenses	9,901	4,637
Accrued employee expenses	14,677	7,743
Loan advance	—	5,000
Deferred consideration payable	—	413
Other payables	3,874	2,744

	32,921	23,563
Non-current
Trade payables – non-related parties	1	—
Accrued employee expenses	602	41

	603	41

Total trade and other payable	33,524	23,604

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

18.	Preference shares

	Series B		Series D1		Series E		Series F		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000		$’000		$’000	$’000
Financial liability
2021
Beginning of financial year	258,363	59,412	152,224	48,965	84,705	29,303	210,526	61,801	199,481
Accretion cost on Series B, D1, E and F redeemable convertible preference shares (Note 9)	—	3,375	—	2,759	—	1,800	—	3,615	11,549
Conversion of redeemable convertible preference shares to ordinary shares	(258,363)	(62,787)	(152,224)	(51,724)	(84,705)	(31,103)	(210,526)	(65,416)	(211,030)

End of financial year	—	—	—	—	—	—	—	—	—

	Series B		Series D1		Series E		Series F		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000		$’000		$’000	$’000
Financial liability
2020
Beginning of financial year	258,363	53,981	152,224	44,261	—	—	—	—	98,242
Issuance of Series E and F redeemable convertible preference shares for cash	—	—	—	—	84,705	26,928	210,526	60,000	86,928
Cost of financing Series E and F redeemable convertible preference shares	—	—	—	—	—	(402)	—	(128)	(530)
Accretion cost on Series B, D1, E and F redeemable convertible preference shares (Note 9)	—	5,431	—	4,704	—	2,777	—	1,929	14,841

End of financial year	258,363	59,412	152,224	48,965	84,705	29,303	210,526	61,801	199,481

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

18.	Preference shares (continued)

	Series C		Series D2		Total
	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000	$’000
Equity
2021
Beginning of financial year	70,303	10,000	564,126	49,339	59,339
Conversion of non-redeemable convertible preference shares to ordinary shares	(70,303)	(10,000)	(564,126)	(49,339)	(59,339)

End of financial year	—	—	—	—	—

2020
Beginning and end of financial year	70,303	10,000	564,126	49,339	59,339

2019
Beginning and end of financial year	70,303	10,000	564,126	49,339	59,339

(a)	Series B preference shares
On 22 June 2015, the Group issued 258,363 Series B preference shares at $135.47 per share to its investors. The Group received $35,000,000 for the 258,363 Series B shares issued.
The salient terms of the Series B preference shares are as follows:

(i)
The shares are redeemable and any time after 5 years from the issuance date provided that the Group does not achieve Initial Public Offering (“IPO”) status before that. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series B preference shares.

(ii)
At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series C preference shares and ordinary shares, the Group shall declare a dividend payable upon the outstanding Series B preference shares, in an amount equal to the amount of dividends per share that is payable on outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series C preference shares and ordinary shares.

(iii)
The Series B preference shares can be converted into ordinary shares of the Group (the “Series B conversion option”) at the holder’s option. Series B preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series B preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series B shares. As a result, the Series B conversion option meets the definition of a derivative. The fair value of the Series B conversion option as of 31 December 2020 is $940,000. The embedded equity conversion option for Series B preference shares is recognised in the consolidated balance sheets within “derivative financial liabilities”.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

18.	Preference shares (continued)

(b)	Series C preference shares
On 23 January 2017, the Group issued 70,303 Series C preference shares at $142.24 per share to its investors. The Group received $10,000,000 for Series C shares issued.
The salient terms of the Series C preference shares are as follows:

(i)	The Series C preference shares are non-redeemable.

(ii)
At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series C preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series B preference shares and ordinary shares on an as-converted
basis.

(iii)
Holders of the Series C preference shares have priority over the Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions), and, the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)
The Series C preference shares can be converted into ordinary shares of the Group (the “Series C conversion option”) at the holder’s option at a conversion ratio that is time dependent up till the last permissible time prior to an IPO. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series C shares. As the issuance of new shares is within the control of the entity, the Series C preference shares are recorded as equity.

(c)	Series D1 and D2 preference shares
On 24 July 2018, the Group issued Series D1 preference shares, Series D2 preference shares and warrants (Note 25) for cash consideration of $188,235,000. Each financial instrument was recognised based on proportionate fair value. The total aggregate number of shares issued was 716,350 at $259.43 and $253.28 per share respectively to its investors.
The salient terms of the Series D1 preference shares are as follows:

(i)
The shares become redeemable when Series B preference shareholders exercises its redemption right. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series D1 preference shares.

(ii)
At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D2 preference shares, Series C preference shares, Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series D1 preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, Series E preference shares, Series D2 preference shares, Series C preference shares, Series B preference shares and ordinary shares on an as-converted
basis.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

18.	Preference shares (continued)

(c)	Series D1 and D2 preference shares (continued)

(iii)
Holders of the Series D1 preference shares have priority over the Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)
The Series D1 preference shares can be converted into ordinary shares of the Group (the “Series D1 conversion option”) at the holder’s option. Series D1 preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series D1 preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series D1 shares. As a result, the Series D1 conversion option meets the definition of a derivative. The fair value of the Series D1 conversion option as of 31 December 2020 is Nil.

The salient terms of the Series D2 preference shares are as follows:

(i)	The Series D2 preference shares are non-redeemable.

(ii)
At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 preference shares, Series C preference shares, Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series D2 preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 preference shares, Series C preference shares, Series B preference shares and ordinary shares, on an as-converted
basis.

(iii)
Holders of the Series D2 preference shares have priority over the Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)
The Series D2 preference shares can be converted into ordinary shares of the Group (the “Series D2 conversion option”) at the holder’s option. Series D2 preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series D2 preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is meant to preserve the conversion rate at 1:1 and the variability is to maintain the economic right of both ordinary shareholder and warrant holder. As a result, the Series D2 conversion option meets the definition of equity.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

18.	Preference shares (continued)

(d)	Series E preference shares
On 30 January 2020, the Group issued 84,705 Series E preference shares at $317.90 per share to its investors. The Group received $26,928,000 for the 84,705 Series E shares issued.
The salient terms of the Series E preference shares are as follows:

(i)
The shares become redeemable when Series B preference shareholders exercises its redemption right. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series E preference shares.

(ii)
At the same time that a dividend is payable on the outstanding Series F preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series E preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares on an as-converted
basis.

(iii)
Holders of the Series E preference shares have priority over the Series D1 and D2 preference shares, Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)
The Series E preference shares can be converted into ordinary shares of the Group (the “Series E conversion option”) at the holder’s option. Series E preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series E preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series E shares. As a result, the Series E conversion option meets the definition of a derivative. The fair value of the Series E conversion option as of 31 December 2020 is Nil.

(e)	Series F preference shares
On 7 September 2020, the Group issued 210,526 Series F preference shares at $285.00 per share to its investors. The Group received $60,000,000 for Series F shares issued.
The salient terms of the Series F preference share are as follows:

(i)
The shares become redeemable when Series B preference shareholders exercises its redemption right. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series F preference shares.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

18.	Preference shares (continued)

(e)	Series F preference shares (continued)

(ii)
At the same time that a dividend is payable on the outstanding Series E preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series F preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series E preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares, on an as-converted
basis.

(iii)
Holders of the Series F preference shares have priority over the Series E preference shares, Series D1 and D2 preference shares, Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)
The Series F preference shares can be converted into ordinary shares of the Group (the “Series F conversion option”) at the holder’s option. Series F preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series F preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series F shares. As a result, the Series F conversion option meets the definition of a derivative. The fair value of the Series F conversion option as of 31 December 2020 is Nil.

Upon the completion of the acquisition of Panama on 3 August 2021, all Series B, C, D1, D2, E and F preference shares were fully converted into ordinary shares pursuant to the terms of the share purchase agreement (Note 28).

19.	Convertible notes

(a)	Host instrument

	2021	2020
	$’000	$’000
Current
Convertible notes	—	11,471

Total	—	11,471

On 29 May 2019, the Group redeemed previously issued convertible notes denominated in Singapore Dollars, amounting to $32,000,000 and re-issued
new convertible notes denominated in Singapore Dollars, with a nominal value of $10,612,000, for the remaining balance. The re-issued
convertible notes has an interest of 8% for the first 18 months and 15% for the continuing 12 months. The notes are due for repayment 30 months from the re-issue
date or will be automatically converted to ordinary shares in the Group upon Initial Public Offering at a conversion ratio that is time dependent on the period between the date of the Initial Public Offering and the date of re-issuance.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

19.	Convertible notes (continued)

(a)	Host instrument (continued)

As of 31 December 2020, the fair value of the
non-current
convertible note approximates its carrying amount.
On 23 December 2020, the Group issued a notice of redemption for the convertible note which was subsequently redeemed on 21 January 2021.

(b)	Embedded equity conversion option
The embedded equity conversion option is accounted for as a financial derivative as the conversion formula involves the issuance of a variable number of the Group’s shares depending on the date of an Initial Public Offering. For the financial year ended 31 December 2021 and 2020, there is no embedded equity conversion option accounted for as a financial derivative.

20.	Borrowings

	2021	2020
	$’000	$’000
Current
Borrowings	170	—

Non-current
Borrowings	16,732	—
Total	16,902	—

On 23 December 2020, the Group entered into a $16,000,000
2-year
loan facility agreement with several lenders. $600,000 of the loan facility was with lenders who are key management personnel of the Company, at equivalent terms to those of third-party lenders. The Company had utilised the facility on 8 January 2021. The Company received $5,000,000 as advances for the loan facility during the financial year ended 31 December 2020 and the remaining $11,000,000 in January 2021.
The term loan facility matures in January 2023 and bears interest at 2% per annum payable at the last day of each interest period of six months and 6% per annum payable at the termination date which is 24 months from the date the loan was drawn down. Effective interest rate for this loan facility is at 8.16%. Under the terms of the term loan facility, the Group is required to comply with the following financial covenants which are tested on an annual basis:

•	the total net cash of the Group is no less than $10,000,000; and

•	the consolidated total borrowings does not exceed $25,000,000.
As of 31 December 2021, the Group is in compliance with the covenants.

21.	Deferred income taxes
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same taxation authority.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

21.	Deferred income taxes (continued)

Movement in deferred income tax accounts is as follows:

	2021	2020
	$’000	$’000
Beginning of financial year	1,615	1,698
Currency revaluation adjustments	36	(12)
Acquisition of subsidiaries(Note 28(c))	1,393	69
Tax charge (Note 10)	(669)	(140)

End of financial year	2,375	1,615

Deferred income tax assets are recognised for tax losses, capital allowances and merger and acquisition (“M&A”) allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of $79,657,000 (2020: $42,775,000), capital allowance of $3,948,000 (2020: $2,000) and M&A allowance of $10,424,000 (2020: $4,564,000) at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses, capital allowances and M&A allowances in their respective countries of incorporation. The capital allowances and M&A allowances have no expiry date. The tax losses have expiry dates as follows:

	2021	2020
	$’000	$’000
Expiring in one year	5,617	3,847
Expiring in two years	5,734	3,556
Expiring in three years	4,069	3,343
Expiring in four years	6,601	2,973
Expiring beyond four years	57,636	29,056

	79,657	42,775

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

21.	Deferred income taxes (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) is as follows:
Deferred income tax liabilities

	Accelerated tax depreciation	Fair value gains – net	ROU assets	Others		Total
	$’000	$’000	$’000	$’000		$’000
2021
Beginning of financial year	824	1,026	2,824	—		4,674
Currency translation adjustments	8	34	(3)	—	*	39
Acquisition of subsidiaries (Note 28(c))	875	1,132	—	29		2,036
Charged/(credited) to profit or loss	420	(217)	(4)	—		199

End of financial year	2,127	1,975	2,817	29		6,948

2020
Beginning of financial year	578	1,145	3,347	70		5,140
Currency translation adjustments	—	(12)	(3)	—		(15)
Acquisition of subsidiary	—	69	—	—		69
Charged/(credited) to profit or loss	246	(176)	(520)	(70)		(520)

End of financial year	824	1,026	2,824	—		4,674

*	Less than $1,000
Deferred income tax assets

	Lease liabilities	Provisions	Tax loss	Unutilised capital allowance	Total
	$’000	$’000	$’000	$’000	$’000
2021
Beginning of financial year	(2,926)	(133)	—	—	(3,059)
Currency translation adjustments	3	—	(1)	(5)	(3)
Acquisition of subsidiaries (Note 28(c))	—	—	(102)	(541)	(643)
Credited to profit or loss	(10)	(24)	(834)	—	(868)

End of financial year	(2,933)	(157)	(937)	(546)	(4,573)

2020
Beginning of financial year	(3,442)	—	—	—	(3,442)
Currency translation adjustments	3	—	—	—	3
Credited to profit or loss	513	(133)	—	—	380

End of financial year	(2,926)	(133)	—	—	(3,059)

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

22.	Provision for reinstatement costs
Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements. The Group expects to incur the liability upon termination of the leases between March 2022 to August 2026.

	2021		2020
	$’000		$’000
Beginning of financial year	377		375
Currency revaluation adjustments	(5)		(2)
Additions from new leases during the year	71		—
Accretion cost	11		4
Acquisition of subsidiaries (Note 28(c))	151		—
Provision utilised during the year	—	*	—

End of financial year	605		377

Current	36		21
Non-current	569		356

End of financial year	605		377

* Less than $1,000

23.	Share capital and treasury shares

	No. of ordinary shares		Amount
	Issued share capital	Treasury shares	Share capital	Treasury shares
			$’000	$’000
2021
Beginning of financial year	1,550,711	—	36,553	—
Shares issued (Note 23(a))	650,103	—	252,338	—
Conversion of preference shares to ordinary shares (Note 18)	1,340,247	—	395,456	—

End of financial year	3,541,061	—	684,347	—

2020
Beginning of financial year	1,534,032	(3,653)	33,886	—	*
Shares issued (Note 23(a))	16,679	—	2,667	—	*
Treasury shares purchased (Note 23(b))	—	3,653	—	—	*

End of financial year	1,550,711	—	36,553	—

2019
Beginning of financial year	1,527,623	(153)	32,120	—	*
Shares issued (Note 23(a))	6,409	—	1,766	—
Treasury shares purchased (Note 23(b))	—	(3,500)	—	—	*

End of financial year	1,534,032	(3,653)	33,886	—	*

* Less than $1,000
All issued ordinary shares are fully paid. There is no par value for these ordinary shares.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

23.	Share capital and treasury shares (continued)

Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Group.

(a)	Issuance of ordinary shares
During the financial year, the parent company issued 9,472 (2020: 16,504) ordinary shares amounting $2,278,000 (2020: $2,611,000) to employees as part of the Employee Share Grant Plan, 3,184 (2020: Nil) ordinary shares amounting $1,243,000 (2020: Nil) to non-executive
directors as part of the
Non-Executive
Directors Share Plan (“NED Plan”) (Note 24(b)), 632 (2020: 175) ordinary shares amounting $180,000 for non-executive
directors as part of the remuneration (Note 27) and 636,815 ordinary shares amounting $248,637,000 in connection with the acquisition of the Panama (Note 28).
During the financial year, the parent company also fully converted 1,340,247 of its preference shares into ordinary shares (Note 18).

(b)	Treasury shares
During the financial year ended 31 December 2021, the parent company re-issued
Nil (2020: 3,653, 2019: Nil) treasury shares pursuant to the Group’s ESO Plans at the exercise prices of Nil (2020: $125, $142 or $164, 2019: Nil) each. The cost of the treasury shares re-issued
amounted to Nil (2020: $655,000, 2019: Nil). The total consideration (net of expense) for the treasury shares re-issued
is as follows:

	2021	2020	2019
	$’000	$’000	$’000
Exercise price paid by employees	—	524	—
Value of employee services	—	131	—

Total net consideration	—	655	—

During the financial year ended 31 December 2019, the parent company acquired 3,500 shares of the parent company as treasury shares. The total amount paid to acquire the shares was less than $1,000 and this was presented as a component within shareholders’ equity/deficiency. The parent company did not acquire any shares during the financial year ended 31 December 2021 and 2020.
Accordingly, a gain on
re-issue
of treasury shares of Nil; (2020: $655,000, 2019: Nil) is recognized in the capital reserve (Note 24(e)).

24.	Share and capital reserve

	2021	2020	2019
	$’000	$’000	$’000
Beginning of financial year	11,630	5,898	2,612
Employee share grant and options schemes
- Value of employee services (Note 8)	8,542	6,660	3,204
- Shares issued (Note 23(a))	(2,199)	(1,152)	(66)
Non-executive director share grant and options schemes
- Value of services (Note 27)	2,108	280	148
- Shares issued (Note 23(a))	(1,423)	(56)	—

End of financial year	18,658	11,630	5,898

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(a)	Employee Stock Option Plan
The members of the Group approved the Group’s Employee Stock Option Plan (“ESO Plan”) 2016 and ESO Plan 2018 on 4 April 2016 and 9 May 2018 respectively.
The objective of the ESO Plans is to promote the interests of the Group by providing the certain key personnel with an appropriate incentive to encourage them to continue their employment with the Group and to improve the growth, profitability and financial success of the Group. Accordingly, the vesting of the ESO Plan 2016 options is upon meeting certain period of service and agreed performance targets. The vesting of the ESO Plan 2018 options is upon meeting certain periods of service. Upon vesting, the awardees are issued with share options of the Group and hence this is an equity-settled share plan.
The total aggregate number of shares issuable under the ESO Plans and/or Restricted Stock Units Plan (“RSU Plan”) shall not exceed 7.5% of the fully diluted share capital of the Group.
The exercise price of the options is determined by the valuation of the Group’s ordinary shares immediately preceding the date of the grant. The vesting of the options is conditional on the key management personnel or employees completing the specific service conditions to the Group. All employee stock options shall expire on the 10 th
anniversary of their grant date unless otherwise provided in the participant’s option grant agreement. The options may be exercised in full or in part on the payment of the exercise price. The persons to whom the options have been issued have no right to participate by virtue of the options in any share issue of any other Group. The Group has no legal or constructive obligation to repurchase or settle the options in cash.
Set out below are summaries of options granted under the plan:

	2021		2020		2019
	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options
Beginning of financial year	$188.75	110,814	$186.19	125,371	$134.56	87,344
Granted during the year	—	—	—	—	$262.77	49,900
Exercised during the year	$144.94	(554)	$159.84	(13,228)	—	—
Forfeited during the year	$175.21	(1,560)	$235.10	(1,329)	$128.17	(11,873)

End of financial year	$189.17	108,700	$188.75	110,814	$186.19	125,371

Vested and exercisable at 31 December	$174.40	52,173	$162.67	43,688	$161.79	56,790
The weighted average share price at the date of exercise of options exercised during the year ended 31 December 2021 was $144.94 (2020: $159.84, 2019: not applicable).
No options expired during the periods covered by the above tables.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(a)	Employee Stock Option Plan (continued)

Stock options outstanding at the end of the year have the following weighted average remaining contractual life and exercise prices:

	2021		2020		2019
Exercise price	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options outstanding	Weighted average remaining contractual life (years)
$124.63	38,106	4.35	38,106	5.35	45,195	6.36
$142.00	13,060	5.82	14,361	6.75	16,672	7.74
$164.00	11,734	6.40	12,187	7.40	13,604	8.40
$262.77	45,800	7.28	46,160	8.28	49,900	9.28

	108,700		110,814		125,371

The fair value of options granted on 1 April 2019 and 9 December 2019 are determined using the Black-Scholes Option Pricing Model. The significant inputs into the model were shown below.

	1 April 2019	9 December 2019
Share price at grant date	$300,39	$269.54
Exercise price	$262.77	$262.77
Expected volatility	32%	42%
Dividend yield	Nil	Nil
Option life	Up to 10 years	Up to 10 years
Annual risk-free interest rate	2.18%	1.61%
The volatility applied is based on the historical volatility of comparable public-listed companies.

(b)	Non-Executive Directors Plan
On 4 October 2019, the members of the Group approved the Group’s
Non-Executive
Directors Share Plan (“NED Plan”).
The objective of the NED Plan is to promote the interests of the Group by providing non-executive
directors of the Group with an appropriate incentive to encourage them to improve the growth, profitability and financial success of the Group. Accordingly, the vesting of these options is upon meeting certain period of service. Upon vesting, the awardees are issued with options and/or shares of the Group and hence this is an equity-settled share plan.
The NED Plan is administered by the Remuneration Committee who are appointed by the members of the Board of Directors.
Pursuant to the NED Plan (“NED Options and RSU”), the Group issued options to subscribe for 3,209 ordinary shares in the Group at an exercise price of $317.90 per ordinary share which were granted on 4 October 2019. The fair value of options granted is determined using the Black-Scholes Option Pricing Model and the grant date fair value per option is $89.84.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(b)	Non-Executive Directors Plan (continued)

Movements in the number of unissued ordinary shares under option and their exercise prices are as follows:

	No. of ordinary shares under option
	Beginning of financial year	Granted during financial year	Forfeited during financial year	Exercised during financial year	End of financial year	Exercise price	Exercise period	Remaining contractual life (years)
2021
- 4 October 2019	3,209	—	—	—	3,209	$317.90	4.10.20 to 3.9.24	2.68

	3,209	—	—	—	3,209

2020
- 4 October 2019	3,209	—	—	—	3,209	$317.90	4.10.20 to 3.9.24	3.68

	3,209	—	—	—	3,209

2019
- 4 October 2019	—	3,209	—	—	3,209	$317.90	4.10.20 to 3.9.24	4.68

	—	3,209	—	—	3,209

Out of the unexercised options for 3,209 (2020: 3,209, 2019: 3,209) shares, options for 2,403 (2020: 1,602, 2019: 801) shares are exercisable at the balance sheet date.
The fair value of options granted on 4 October 2019 is determined using the Black-Scholes Option Pricing Model. The significant inputs into the model were the share price at the grant date of $269.54, the exercise price of $317.90, expected volatility of expected share price returns of 42%, dividend yield of Nil, the option life of up to 5 years and the annual risk-free interest rate of 1.61%. The volatility applied is based on the historical volatility of comparable public-listed companies.
On 13 October 2021, 10,346 Restricted Stock Units (“RSU”) in the Group were granted pursuant to the NED Plan. The grant date fair value per RSU is $390.45.

Group	Grant date fair value	Beginning of financial year	Granted during financial year	Vested during financial year	Forfeited during financial year	End of financial year
2021	$390.45	—	10,346	(3,184)	—	7,162

(c)	Restricted Stock Units Plan
On 4 April 2016, the members of the Group approved the Group’s Restricted Stock Units Plan (“RSU Plan”).

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(c)	Restricted Stock Units Plan (continued)

The objective of the RSU Plan is to promote the interests of the Group by providing the certain key personnel with an appropriate incentive to encourage them to continue their employment with the Group and to improve the growth, profitability and financial success of the Group. Accordingly, these service and performance conditions are included as part of the vesting conditions. Upon vesting, the awardees are issued with shares of the Group and hence this is an equity-settled share plan.
The ESO and RSU Plans are administered by the Remuneration Committee who are appointed by the members of the Board of Directors. The total aggregate number of shares issuable under the ESO Plans and/or RSU Plan shall not exceed 7.5% of the fully diluted share capital of the Group.
There were no shares granted under the RSU Plan for the financial years ended 31 December 2021, 2020 and 2019.

(d)	Omnibus Equity Incentive Plan
On 4 October 2019, the members of the Group approved the Group’s Omnibus Equity Incentive Plan (“Omnibus Plan”).
The objective of the Omnibus Plan is to promote the interests of the Group by providing selected employees and executive directors of the Group with an appropriate incentive to encourage them to continue their employment with the Group and to improve the growth, profitability and financial success of the Group. Accordingly, these service and performance conditions are included as part of the vesting conditions. Upon vesting, the awardees are issued with options and/or shares of the Group and hence this is an equity-settled share plan.
The Omnibus Plan is administered by the Remuneration Committee who are appointed by the members of the Board of Directors.
On 30 November 2019, 57,242 restricted stock units in the Group were granted pursuant to the Omnibus Plan (“2020 RSU”). The grant date fair value per RSU is $269.54.
On 1 January 2020, 14 September 2020, 1 October 2020 and 19 October 2020, 6,291, 7,200, 72 and 421 restricted stock units in the Group were granted pursuant to the Omnibus Plan (“2020 RSU”) respectively. The grant date weighted average fair value per RSU is $223.78.
On 25 June 2021, 634 restricted stock units in the Group were granted pursuant to the Omnibus Plan (“2020 RSU”) The grant date fair value per RSU is $223.78.
The shares vested during the financial year and share awards outstanding at the end of the financial year for the RSU Plan and Omnibus Plan were as follows:

Group	Grant date fair value	Beginning of financial year	Granted during financial year	Vested during financial year	Share award forfeited	End of financial year
2021	$223.78	64,705	634	(13,782)	(601)	50,956

2020	$223.78	60,268	13,984	(8,918)	(629)	64,705

2019	$269.54	11,014	57,242	(7,988)	—	60,268

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(e)	Capital reserve
Capital reserve comprises the following item:

	2021	2020	2019
	$’000	$’000	$’000
Gain on re-issuance of treasury shares (Note 23(b))	785	785	130

Total capital reserve	785	785	130

25.	Warrants

	No. of warrants	Amount
		$’000
2021
Beginning and end of financial year	112,000	5,742

2020
Beginning and end of financial year	112,000	5,742

2019
Beginning and end of financial year	112,000	5,742

On 12 October 2018, in conjunction with issuance of Series D1 and D2 preference shares, the Group issued a total of 112,000 warrants at a price of $52.33 per warrant. Each warrant carries the right to subscribe for one new ordinary share in the capital of the Group within 60 months following the date of issuance at an exercise price of $341.60 per warrant. The Group has a right to accelerate the exercise period subject upon meeting certain conditions.

26.	Financial risk management
Financial risk factors
The Group’s activities expose it to market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise any adverse effects from the unpredictability of financial markets on the Group’s financial performance.
The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Group.

(a)	Market risk

(i)	Currency risk
The Group operates in South East Asia with operations in Singapore, Malaysia, Indonesia, Thailand and Vietnam.
Currency risk arises within entities in the Group when transactions are denominated in foreign currencies other than the functional currency of the entities within the Group. The Group’s business operations are not exposed to significant foreign currency risks as it has no significant transactions denominated in foreign currency of the entities within the Group.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risks
Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. As the Group have no variable interest-bearing financial instrument, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

(b)	Credit risk
Credit risk is the risk of loss that may arise on outstanding financial instruments should a counterparty default on its obligations.
Risk management
The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and deposits), the Group minimise credit risk by dealing exclusively with high credit rating financial institutions.
The Group’s objective is to seek continual revenue growth while minimising losses incurred due to increased credit risk exposure. The Group trades only with recognised and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.
As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the balance sheet.
The credit risk for receivables from third parties (based on the origin of the customer’s geography) based on the information provided to key management is as follows:

	2021	2020
	$’000	$’000
By geographical areas
Singapore	4,766	4,239
Malaysia	1,807	2,070
Thailand	1,434	1,378
Indonesia	857	1,433
Vietnam	741	709
Other countries	1,207	1,173

	10,812	11,002

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk (continued)

Credit rating
The Group considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as of the reporting date with the risk of default as of the date of initial recognition. It considers available reasonable and supportable forward-looking information.
The following indicators are incorporated:

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations,

•	significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtor in the Group and changes in the operating results of the debtor; and

•	macroeconomic information such as market growth rates.
Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment, as determined by the Group’s historical collections records.
The Group defines a financial instrument as default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:
Quantitative criteria:
The Group defines a financial instrument as default, when the counterparty fails to make contractual payment within 180 days of when they fall due.
Qualitative criteria:
The debtor meets unlikeliness to pay criteria, which indicates the debtor is in significant financial difficulty. The Group considers the following instances:

•	the debtor is in breach of financial covenants;

•	concessions have been made by the lender relating to the debtor’s financial difficulty;

•	it is becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	the debtor is insolvent.
Financial instruments that are credit-impaired are assessed on individual basis.
Impairment of financial assets
Trade receivables are subject to more than immaterial credit losses where the expected credit loss (“ECL”) model has been applied.
The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit losses for trade receivables.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk (continued)
Impairment of financial assets
 (continued)

The measurement of ECL reflects:

•	an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

•	the time value of money; and

•	reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Groupings of instruments for ECL measured on collective basis;

(i)	Collective assessment
To measure ECL, trade receivables have been grouped based on shared credit risk characteristics such as geographical location and the days past due.

(ii)	Individual assessment
Trade receivables which are in default or credit-impaired are assessed individually.
Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 365 days past due.
Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
The movement in impairment loss on trade receivables during the year is as follows:
Trade receivables

	2021	2020
	$’000	$’000
Beginning of financial year	4,823	3,529
Allowance made	4,209	3,116
Allowance written back	(2,064)	(845)
Allowance written off	(1,959)	(947)
Acquisition of subsidiaries	17	—
Currency revaluation adjustment	(73)	(30)

End of financial year	4,953	4,823

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk (continued)

Impairment of financial assets
For specific trade receivables identified by the Group to be credit impaired, the Group recognised a loss allowance equal to lifetime expected credit loss of $4,560,000 (2020: $4,324,000) in respect of Group’s receivables, as follows:
Trade receivables

	2021	2020
	$’000	$’000
Gross amount	4,560	4,324
Less: Allowance for impairment	(4,560)	(4,324)

	—	—

The impaired receivables arise mainly from receivables that are long overdue.
The Group has concluded that the credit loss for
non-specific
trade receivables as of 31 December 2021 is immaterial.
Cash and cash equivalents
As of 31 December 2021 and 2020, substantially all of the Group’s cash and cash equivalents were held at major financial institutions in the respective locations of the Group’s region. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

(c)	Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.
The Group manages its liquidity risk by ensuring the availability of funding.
Funding is obtained mainly from investments from shareholders. The Group monitors working capital projections regularly, to ensure that the Group has adequate working capital to meet current requirements.
The table below analyses
non-derivative
financial liabilities of the Group into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(c)	Liquidity risk (continued)

	Less than 1 year	Between 1 and 5 years
	$’000	$’000
At 31 December 2021
Trade and other payables	31,702	604
Lease liabilities	5,095	13,195
Borrowings	343	16,787

At 31 December 2020
Trade and other payables	22,328	498
Lease liabilities	4,287	14,597
Convertible notes (including contractual interest)	11,525	—
Preference shares	208,425	—

(d)	Capital risk
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may adjust the amount of dividend payment, return capital to shareholders, issue new shares, buy back issued shares, obtain new borrowings or sell assets to reduce borrowings.
The Directors monitor the Group’s capital based on net debt, if any, and total capital. Net debt is calculated as borrowings plus trade and other payables less cash and cash equivalents. Total capital is calculated as total equity plus preference shares and net debt, if any.

	2021	2020
	$’000	$’000
Net debt	N/M	N/M
Preference shares	—	199,481
Total equity	387,191	(26,515)

Total capital	387,191	172,966

(e)	Fair value measurement
Liabilities measured and carried at fair value and classified by level of the following fair value measurement hierarchy:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
As of 31 December 2021, there are no liabilities being carried at fair value through profit or loss. As of 31 December 2020, liabilities carried at fair value are all Level 3 instruments.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(e)	Fair value measurement (continued)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.
The fair values of current financial assets and liabilities carried at amortised cost approximate their carrying amounts.
The following table presents the changes in Level 3 instruments:

	Derivative financial liabilities - Series B, D1, E and F conversion option	Derivative financial liabilities - Convertible note conversion option	Contingent consideration
	$’000	$’000	$’000
2021
Beginning of financial year	940	—	—
Fair value adjustment - profit or loss (Note 7)	124,146	—	—
Conversion to ordinary shares	(125,086)	—	—

End of financial year	—	—	—

Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year(a)	—	—	—

2020
Beginning of financial year	15,991	1,313	11,743
Fair value adjustment - profit or loss (Note 7)	(15,051)	(1,313)	174
Currency translation adjustments	—	—	250
Contingent consideration paid in relation to acquisition of PG Vietnam	—	—	(12,167)

End of financial year	940	—	—

Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year(a)	(15,051)	(1,313)	424

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(e)	Fair value measurement (continued)

	Derivative financial liabilities - Series B, D1, E and F conversion option	Derivative financial liabilities - Convertible note conversion option	Contingent consideration
	$’000	$’000	$’000
2019
Beginning of financial year	—	788	23,268
Fair value adjustment
- profit or loss (Note 7)	15,991	525	705
Contingent consideration paid in relation to acquisition of PG Vietnam	—	—	(5,454)
Contingent consideration paid in relation to acquisition of Ensign	—	—	(6,776)

End of financial year	15,991	1,313	11,743

Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year(a)	15,991	525	705

(a)	The unrealised gains/losses are presented in “other (losses)/gains – net” in the consolidated statement of comprehensive income.
There are no transfers of financial instruments between any levels during the financial years ended 31 December 2021, 2020 and 2019.
The carrying amount less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated based on quoted market prices or dealer quotes for similar instruments by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
The Level 3 contingent consideration for the acquisition of PG Vietnam and Ensign used net profit margin, estimated to be above 19.3%, and EBITDA, estimated to be above US$700,000 (approximately $950,000) for PG Vietnam, multiple of average EBITDA estimated to be above 7.5x (capped at US$5,500,000 (approximately $6,797,000)) for Ensign, as the unobservable inputs respectively. The contingent consideration was fully paid out in 2020.
The Level 3 derivative financial liabilities were valued using a probability weighted option pricing model. The unobservable inputs used in the fair value measurement include the probabilities of the various scenarios of the settlement of the convertible notes. The fair value of the derivative financial liabilities may increase or decrease depending on the probability and timing of various scenarios.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(f)	Financial instruments by category
The carrying amount of the different categories of financial instruments is as disclosed:

	2021	2020
	$’000	$’000
Financial assets, at amortised cost	85,190	107,183
Financial liabilities, at FVTPL	—	940
Financial liabilities, at amortised cost	66,098	249,634

27.	Related party transactions
In addition to the information disclosed elsewhere in the financial statements, there were no transactions that took place between the Group and related parties.
Key management personnel compensation
Key management personnel compensation is as follows:

	2021	2020	2019
	$’000	$’000	$’000
Wages and salaries	3,482	839	1,020
Employer’s contribution to defined contribution plans	35	17	23
Benefits in kind	266	61	67
Non-executive directors’ remuneration by way of:
- Cash	336	313	85
- Share grants and options	4,033	280	148

	8,152	1,510	1,343

28.	Business combinations
On 3 August 2021, the Group acquired 100% equity interest of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd., Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd. and iProperty (Thailand) Co., Ltd., collectively known as “Panama”. The acquisition has significantly increased the Group’s market share in this industry in Malaysia and Thailand. The principal activities of the Panama entities are providing advertising, real estate marketing, business management and consultancy services.
Details of the purchase consideration, the assets acquired and liabilities assumed and the effects on the cash flows of the Group, at the acquisition date, are as follows:

(a)	Purchase consideration

$’000
Equity instruments (636,815 ordinary shares of the parent company issued)	248,637

Consideration transferred for the business	248,637

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

28.	Business combinations (continued)

(a)	Purchase consideration (continued)

The fair value of the 636,815 new ordinary shares issued as the consideration paid for Panama was determined based on the estimated equity value implied by a share subscription agreement dated 23 July 2021 (Note 29(a)) adjusted for a discount for lack of marketability.

(b)	Effect on cash flows of the Group

$’000
Cash paid (Note (a) above)	—
Add: Cash and cash equivalents in subsidiaries acquired	3,722

3,722

(c)	Identifiable assets acquired and liabilities assumed

At fair value
$’000
Cash at bank	3,722
Plant and equipment (Note 15)	1,023
Acquired computer software (Note 14(c) and Note (f) below)	23
Internally developed computer software (Note 14(d) and Note (f) below)	9,832
Property data (Note 14(f) and Note (f) below)	73
Trademarks, brand and domain names (Note 14(b) and Note (f) below)	4,859
Development cost in progress (Note 14(e) and Note (f) below)	1,136
Right-of-use assets (Note 16)	1,003
Trade and other receivables (Note (e) below)	4,188

Total assets	25,859

Lease liabilities	1,050
Deferred revenue	3,761
Current income tax (Note 10 (b))	706
Provision for reinstatement costs (Note 22)	151
Deferred tax liabilities (Note 21)	1,393
Trade and other payables	4,011

Total liabilities	11,072

Total identifiable net assets	14,787

Add: Goodwill (Note 14(a) and Note (g) below)	233,850

Consideration transferred for the business	248,637

(d)	Acquisition-related costs
Acquisition-related costs of $7,883,000 are included in “legal and professional expenses” in the consolidated statements of comprehensive income and in operating cash flows in the consolidated statements of cash flows for the financial year ended 31 December 2021.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

28.	Business combinations (continued)

(e)	Acquired receivables
The fair value and gross contractual amount of trade and other receivables is $4,188,000. There are no contractual cash flows not expected to be collected.

(f)	Fair values
The fair value of the acquired identifiable intangible assets of $23,000 (acquired computer software), $9,832,000 (internally developed computer software), $73,000 (property data), $4,859,000 (trademarks, brand and domain names) and $1,136,000 (development cost in progress)were finalised during the year. No adjustments were required to be recognised other than currency translation differences.

(g)	Goodwill
The goodwill of $233,850,000 arising from the acquisition is attributable to future revenue growth, synergies with the existing business and the ability to better monetise the brand through existing channels.

(h)	Revenue and profit contribution
The Panama business contributed revenue of $6,011,000 and net loss of $7,546,000 to the Group for the period from 3 August 2021 to 31 December 2021.
Had Panama been acquired from 1 January 2021, the Group’s consolidated revenue and consolidated loss for the year ended 31 December 2021 would have been $109,596,000 and $196,028,000 respectively.
On 8 December 2020, the Group acquired 100% equity interest of MyProperty Data Sdn Bhd (“MPD”). The principal activity of the MPD is to test, inspect and provide consultancy services to property and other industries.

29.	Events occurring after balance sheet date

(a)	Business Combination Agreement
On 17 March, 2022, PropertyGuru Group Limited, a Cayman Islands exempted company limited by shares (“PubCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 23, 2021 (the “Business Combination Agreement”), by and among PubCo, Bridgetown 2 Holdings Limited, a Cayman Islands exempted company limited by shares (“Bridgetown 2”), B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“Amalgamation Sub”) and PropertyGuru Pte. Ltd., a Singapore private company limited by shares (“PropertyGuru”).
In accordance with the terms and subject to the conditions of the Business Combination Agreement,

(i)
each issued and outstanding PropertyGuru ordinary share was automatically cancelled and converted into such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement;

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

29.	Events occurring after balance sheet date (continued)

(a)	Business Combination Agreement (continued)

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
Concurrently with the execution of the Business Combination Agreement, PubCo and Bridgetown 2 entered into subscription agreements with third-party investors. Pursuant to the agreements, the investors agreed to subscribe for and purchase, and PubCo agreed to issue and sell to such investors, an aggregate of 13,193,068 PubCo ordinary shares for a purchase price of US$10.00 per share, for aggregate gross proceeds of US$131,930,680 (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Business Combination.
As a result of the Business Combination, PropertyGuru has become a wholly-owned subsidiary of PubCo. On 18 March 2022, PubCo ordinary shares commenced trading on the New York Stock Exchange, or “NYSE”, under the symbol “PGRU”.
The Business Combination is accounted for as a capital reorganization. The Business Combination, which is not within the scope of IFRS 3 since Bridgetown 2 does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of PubCo shares issued over the fair value of Bridgetown 2’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred (“IFRS 2 Charge”).The IFRS 2 Charge is non-recurring
in nature and represents a share-based payment made in exchange for a listing service. At the time the financial statements were authorised for issue, the Group had not yet completed the accounting for the IFRS 2 Charge.

(b)	Early repayment of loan facility agreement
The Group issued a notice of voluntary prepayment of all outstanding loans of the facility. The prepayment is scheduled to take effect on 7 July 2022 using the proceeds from the business combination (Note 29 (a)).

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 December 2021

30.	New or revised accounting standards and interpretations
Below are the mandatory standards, amendments and interpretations to existing standards that have been published, and are relevant for the Group’s accounting periods beginning on or after 1 January 2022 and which the Group has not early adopted.
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or
Non-current
(effective for annual periods beginning on or after 1 January 2023)
The narrow-scope amendments to IAS 1
Presentation of Financial Statements
clarify that liabilities are classified as either current or non-current,
depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.
The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.
The Group does not expect any significant impact arising from applying these amendments.

31.	Authorisation of financial statements
These financial statements were authorised for issue in accordance with a resolution of the Board of Directors of PropertyGuru Pte. Ltd. on 14 April 2022.