Form 20-F
period 2022-12-31
PROPERTYGURU GROUP LTD
filed 2023-04-25
CIK 1873331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Hari V. Krishnan

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

As of March 31, 2023, the registrant had 162,580,269 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ⌧

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

About This Annual Report

Except where the context otherwise requires or where otherwise indicated in this Annual Report, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of PropertyGuru Group Limited and its subsidiaries, which prior to the Business Combination was the business of PropertyGuru Pte. Ltd. and its subsidiaries.

Presentation of Financial Information

Our financial statements included in this Annual Report are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our financial statements are presented in Singapore dollars. Our fiscal year ends on December 31 of each year.

PropertyGuru refers in various places in this Annual Report to non-IFRS financial measures, Adjusted EBITDA and Adjusted EBITDA Margin which are more fully explained in “Item 5. Operating and Financial Review and Prospects—Non-IFRS Financial Measures and Key Performance Metrics.” The presentation of non-IFRS information is not meant to be considered in isolation or as a substitute for PropertyGuru’s audited consolidated financial results prepared in accordance with IFRS.

Frequently Used Terms

Key Business Terms

Unless otherwise stated or unless the context otherwise requires in this document:

“ACRA” means the Singapore Accounting and Corporate Regulatory Authority;

“agents” are real estate agents or individuals that sell, assist with the purchase of, and rent out properties for property seekers, consumers or clients (as applicable) in order to generate sales commissions from sales and property management fees from letting and management activities;

“AI” means artificial intelligence;

“AllProperty Media” means AllProperty Media Co., Ltd., a subsidiary of PropertyGuru;

“Amalgamation” means the amalgamation in accordance with Section 215A of the Companies Act (Chapter 50) of Singapore between Amalgamation Sub and PropertyGuru, with PropertyGuru being the surviving company and a wholly‑owned subsidiary of the Company;

“Amalgamation Effective Time” means the effective date of the Amalgamation as may be agreed by Amalgamation Sub, the Company, Bridgetown 2 and PropertyGuru in writing and specified in writing in the Amalgamation Proposal (as defined in the Business Combination Agreement) and as set out in the notice of amalgamation issued by ACRA in respect of the Amalgamation;

“Amalgamation Sub” means B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly‑owned subsidiary of the Company;

“Amended and Restated Assignment, Assumption and Amendment Agreement” means the amendment and restatement, dated December 1, 2021, by and among Bridgetown 2, the Sponsor, the Company and Continental, to that Assignment, Assumption and Amendment Agreement, which removed Continental as a party to the Assignment, Assumption and Amendment Agreement;

“Amended Articles” means the amended and restated memorandum and articles of association of the Company adopted by special resolution dated July 23, 2021 and effective on March 16, 2022;

“API” means application programming interface;

“Assignment, Assumption and Amendment Agreement” means the amendment, dated July 23, 2021, to that certain warrant agreement, dated January 25, 2021, by and among Bridgetown 2, the Company, the Sponsor and Continental pursuant to which, among other things, Bridgetown 2 assigned all of its right, title and interest in the Existing Warrant Agreement to the Company effective upon the Merger Closing. The Assignment, Assumption and Amendment Agreement was amended and restated on December 1, 2021;

“Bridgetown 2” means Bridgetown 2 Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Bridgetown 2 Class A Ordinary Shares” means the Class A ordinary shares of Bridgetown 2, having a par value of $0.0001 each;

“Bridgetown 2 Class B Ordinary Shares” means the Class B ordinary shares of Bridgetown 2, having a par value of $0.0001 each;

“Bridgetown 2 Shares” means, collectively, the Bridgetown 2 Class A Ordinary Shares and Bridgetown 2 Class B Ordinary Shares;

“Business Combination” means the Merger, the Amalgamation and the other transactions contemplated by the Business Combination Agreement;

“Business Combination Agreement” means the business combination agreement, dated July 23, 2021 (as may be amended, supplemented, or otherwise modified from time to time), by and among the Company, Bridgetown 2, Amalgamation Sub and PropertyGuru;

“Business Combination Transactions” means, collectively, the Merger, the Amalgamation and each of the other transactions contemplated by the Business Combination Agreement, the Confidentiality Agreement, the PIPE Subscription Agreements, the Sponsor Support Agreement, the PropertyGuru Shareholder Support Agreement, the Registration Rights Agreement, the Amended and Restated Assignment, Assumption and Amendment Agreement, the Novation, Assumption and Amendment Agreement, the Plan of Merger, the Amalgamation Proposal, the Amended Articles and any other related agreements, documents or certificates entered into or delivered pursuant thereto;

“Cayman Companies Act” means the Companies Act (as amended) of the Cayman Islands;

“Closing” means the closing of the Amalgamation;

“Company” means PropertyGuru Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, PropertyGuru Group Limited and its subsidiaries and consolidated affiliated entities;

“Continental” means Continental Stock Transfer & Trust Company;

“customers” means the agents, developers, valuers, banks and other enterprise clients from which PropertyGuru generates revenue through sales of digital classifieds, property development advertising products and services and data services, as well as homeowners and tenants who engage home services providers through our Sendhelper business, which we acquired in October 2022;

“DDProperty Media” means DDProperty Media Ltd., a subsidiary of PropertyGuru;

“depth products” means optional premium features and add‑ons offered to agents and integrated into PropertyGuru’s platforms such as display rankings or enhanced listings;

“developers” are property developers or individuals that develop houses, buildings, and land with the intention of selling them for a profit;

“Do Thi” means Do Thi Media Service Company Limited, a subsidiary of PropertyGuru;

“ESG” means environmental, social and governance;

“Exchange Ratio” means the quotient obtained by dividing $361.01890 by $10.00;

“Existing Warrant Agreement” means the warrant agreement, dated January 25, 2021, by and between Bridgetown 2 and Continental;

“Fintech” means financial technology;

“IASB” means the International Accounting Standards Board;

“IFRS” means the International Financial Reporting Standards, as issued by the IASB;

“iProperty” means iProperty Group Asia Pte. Ltd.;

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

“KKR” means Kohlberg Kravis Roberts & Co. L.P. and its affiliates;

“KKR Investor” means Epsilon Asia Holdings II Pte. Ltd., an affiliate of KKR;

“Malaysian Ringgit” and “MYR” means Malaysian Ringgit, the legal currency of Malaysia.

“Merger” means the merger between Bridgetown 2 and the Company, with the Company being the surviving company;

“Merger Closing” means the closing of the Merger;

“MyProperty Data” means MyProperty Data Sdn Bhd., a subsidiary of PropertyGuru;

“Novation, Assumption and Amendment Agreement” means the novation, assumption and amendment agreement, dated July 23, 2021, to that certain instrument by way of deed poll executed by PropertyGuru on October 12, 2018 (the “PropertyGuru Warrant Instrument”), to be effective upon the closing of the Business Combination, pursuant to which, among other things, the Company assumed all of PropertyGuru’s obligations and responsibilities pursuant to or in connection with the PropertyGuru Warrant Instrument;

“NYSE” means the New York Stock Exchange;

“ordinary shares” means the ordinary shares of the Company, having a par value of $0.0001 each;

“Project Panama Entities” means iProperty’s (a subsidiary of REA Group) operating entities in Malaysia and Thailand, consisting of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd., iProperty (Thailand) Co., Ltd., Prakard IPP Co., Ltd. and Kid Ruang Yu Co., Ltd, whose shares were wholly acquired by PropertyGuru on August 3, 2021;

“PDPA” means the Personal Data Protection Act 2012 of Singapore;

“PG Vietnam” means PropertyGuru Viet Nam Joint Stock Company, a subsidiary of PropertyGuru;

“PGI Thailand” means PropertyGuru International (Thailand) Co., Ltd., a subsidiary of PropertyGuru;

“PIPE Investment” or “PIPE Financing” means the commitment by the PIPE Investors to subscribe for and purchase, in the aggregate, 13,193,068 ordinary shares for $10 per share, or an aggregate purchase price equal to $131,930,680, which includes REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru, pursuant to the PIPE Subscription Agreements;

“PIPE Investors” means the third‑party investors who entered into PIPE Subscription Agreements, and Red Square Singapore Limited, pursuant to the joinder agreement dated March 10, 2022, by and among the Company, Bridgetown 2, an individual and Red Square Singapore Limited;

“PIPE Subscription Agreements” means the share subscription agreements, dated July 23, 2021, by and among the Company, Bridgetown 2 and the PIPE Investors pursuant to which the PIPE Investors have committed to subscribe for and purchase, in the aggregate, 13,193,068 ordinary shares for $10 per share, or an aggregate purchase price equal to $131,930,680, which includes REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru. For the avoidance of doubt, the PIPE Subscription Agreements include the REA Subscription Agreement;

“Priority Markets” means Singapore, Vietnam, Malaysia, Thailand and Indonesia;

“PropertyGuru” means PropertyGuru Pte. Ltd., a Singapore private company limited by shares, or as the context requires, PropertyGuru Pte. Ltd. and its subsidiaries and consolidated affiliated entities;

“PropertyGuru Shares” means the outstanding ordinary shares of PropertyGuru;

“PropertyGuru Shareholder Support Agreement” means the voting support and lock‑up agreement, dated July 23, 2021, by and among Bridgetown 2, the Company, PropertyGuru and certain of the shareholders of PropertyGuru, pursuant to which (i) certain PropertyGuru shareholders who hold an aggregate of at least 75% of the outstanding PropertyGuru voting shares have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of

PropertyGuru called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the Business Combination Transactions; (c) to vote against any proposals that would materially impede the Business Combination Transactions; and (d) not to sell or transfer any of their shares prior to the closing of the Business Combination; (ii) certain shareholders of PropertyGuru have agreed to a lock‑up of the ordinary shares in the Company they have received pursuant to the Amalgamation (subject to certain exceptions) for a period of 180 days following the closing of the Business Combination; and (iii) certain shareholders of PropertyGuru and the Company have agreed to enter into a shareholders agreement governing the rights and obligations of such shareholders with respect to the Company and ordinary shares in the Company which, among other things, include certain non‑compete obligations, “drag‑along” rights applicable to and as among such shareholders, “rights of first offer” rights and board appointment rights (the “Shareholders’ Agreement”);

“PropertyGuru Warrant Instrument” has the meaning assigned to such term in the definition of “Novation, Assumption and Amendment Agreement”;

“PropertyGuru Warrants” means the 112,000 warrants to purchase PropertyGuru Shares issued to KKR Investor in accordance with the PropertyGuru Warrant Instrument;

“PropTech” means property technology;

“realestate.com.au” means realestate.com.au Pty Ltd;

“REA” means REA Asia Holding Co. Pty Ltd;

“REA Group” means REA Group Ltd;

“REA Subscription Agreement” means the subscription agreement, dated July 23, 2021, by and among the Company, Bridgetown 2 and REA Asia Holding Co. Pty Ltd;

“REA Transitional Services Agreement” means the transitional services agreement, dated August 3, 2021, by and among realestate.com.au Pty Ltd and PropertyGuru;

“Registration Rights Agreement” means the registration rights agreement, dated July 23, 2021, by and among Bridgetown 2, the Company, the Sponsor, the directors of Bridgetown 2 who hold Bridgetown 2 Shares, certain advisors of Bridgetown 2 to whom the Sponsor has transferred Bridgetown 2 Shares, certain shareholders of Bridgetown 2 affiliated with the Sponsor, and certain of the shareholders of PropertyGuru to be effective upon Closing pursuant to which, among other things, the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Sponsor, certain Sponsor affiliated parties and certain shareholders of PropertyGuru party thereto have been granted certain demand and piggyback registration rights;

“RSU” means restricted stock units;

“SEC” means the U.S. Securities and Exchange Commission;

“Sendhelper” means SendTech Pte. Ltd.;

“Shareholders’ Agreement” means the shareholders agreement, dated March 17, 2022, by and among the Company, each of the TPG Investor Entities, the KKR Investor, REA and REA Group Limited;

“Singapore Dollars” and “S$” means Singapore dollars, the legal currency of Singapore;

“Sponsor” means Bridgetown 2 LLC, a limited liability company incorporated under the laws of the Cayman Islands;

“Sponsor Support Agreement” means the voting support agreement, dated July 23, 2021, by and among Bridgetown 2, the Sponsor, the Company and PropertyGuru pursuant to which the Sponsor has agreed, among other things and subject to the terms and conditions set forth therein: (i) to vote in favor of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (ii) to appear at the Extraordinary General Meeting for purposes of constituting a quorum, (iii) to vote against any proposals that would materially impede the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (iv) not to redeem any Bridgetown 2 Shares held by the Sponsor, (v) not to amend that certain letter agreement between Bridgetown 2, the Sponsor and certain other parties thereto, dated as of January 25, 2021, (vi) not to transfer any Bridgetown 2 Shares held by the Sponsor, subject to certain exceptions, (vii) to release Bridgetown 2, the Company, PropertyGuru and its subsidiaries from all claims in respect of or relating to the period prior to the Closing, subject to the exceptions set forth therein (with PropertyGuru agreeing to release the Sponsor and Bridgetown 2 on a reciprocal basis) and (viii) to a lock‑up of its ordinary shares in the Company during the period of one year from the Closing, subject to certain exceptions;

“TPG” means TPG Inc. and its affiliates;

“TPG Investor Entities” means TPG Asia VI SF Pte. Ltd. and TPG Asia VI Digs 1 L.P., each an affiliate of TPG; and

“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and “U.S. GAAP” means United States generally accepted accounting principles.

Key Performance Metrics and Non‑IFRS Financial Measures

Unless otherwise stated or unless the context otherwise requires in this document:

“Adjusted EBITDA” is a non-IFRS financial measure defined as net loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization expense, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for our initial public offering (“IPO”) through the Business Combination, share listing expenses and on-going costs of a listed entity;

“Adjusted EBITDA Margin” is a non‑IFRS financial measure defined as Adjusted EBITDA as a percentage of revenue;

“ARPA” is defined as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period;

“Average revenue per listing” is defined as revenue for a period divided by the number of listings in such period;

“Engagement Market Share” is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the amount of time spent per visit on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the SEC;

“Number of agents” in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one digital property marketplace, an agent with subscriptions to more than one portal is only counted once;

“Number of listings” in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing;

“Number of real estate listings” is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other Priority Markets;

“property seekers” is the number of total visits to PropertyGuru’s websites over a period, based on Google Analytics data; and

“Renewal rate” is defined as the number of agents that successfully renew their annual package during a year/period divided by the number of agents whose packages are up for renewal (at the end of their 12 month subscription) during that year/period.

Industry and Market Data

This Annual Report includes industry, market and competitive position data that have been derived from publicly available information, industry publications and other third-party sources, including estimated insights from SimilarWeb and Google Analytics, as well as from PropertyGuru’s own internal data and estimates.

Industry publications and other published sources generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 1. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Trademarks

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward‑looking statements.” These forward‑looking statements can generally be identified by the use of forward‑looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward‑looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which we operate as well as any information concerning possible or assumed future results of our operations. Such forward‑looking statements are based on available current market material and our management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward‑looking statements include:

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
•
Increased competition in the residential real estate industry in Singapore, Vietnam, Malaysia, Thailand and Indonesia (our “Priority Markets”), the actions of our competitors in each of its markets and consequent impact on profitability;
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
•
Man‑made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;
•
The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•
Exchange rate fluctuations;
•
Changes in interest rates or rates of inflation;
•
Legal, regulatory and other proceedings;
•
Tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate; and
•
the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

The foregoing list of factors is not exhaustive. The forward‑looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward‑looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward‑looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Item 3. Key Information—D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward‑looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We will not and do not undertake any obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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

Risks Related to Our Business and Industry

Global economic conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on financial markets, the health of the real estate industry in our Priority Markets and the economy in general.

The current global economic slowdown, the possibility of continued turbulence or uncertainty in global financial markets and economies, and fiscal policy in our Priority Markets have had, continue to have, and may increasingly have a negative impact on property seekers, our customers, demand for our existing and new products and services, profitability, access to credit and our ability to operate our business.

Our financial performance is influenced by the overall condition of the real estate markets in the Priority Markets in which we operate. Each of these real estate markets are affected by various macroeconomic factors outside our control (which by their nature are cyclical and subject to change). These factors include inflation, interest rates, the general market outlook for economic growth, unemployment and consumer confidence. These factors are also affected by government policy and regulations that may change.

In many countries globally, including our Priority Markets, there are concerns over rising inflation and potential economic recessions, including due to the impacts of the COVID-19, such as the global supply chain disruptions, government stimulus packages and rising costs of commodities, and geopolitical conflicts. Inflation has risen significantly in recent years, which in turn led to an increase in interest rates in 2022, which has impacted mortgage affordability. To the extent inflation and interest rates remain elevated, these pressures may negatively impact property demand and demand for our products and services. In addition, global and industry-wide supply chain disruptions caused by the COVID-19 pandemic have resulted in shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials, all of which could significantly impact our customers and weaken global economies. Inflationary pressures have increased our operating costs in 2022 and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. We cannot predict any future trends in the rate of inflation, and to the extent we are unable to recover higher costs through higher prices for our products and offerings, a significant increase in inflation could negatively impact our business, financial condition and results of operation.

Our marketplaces business generates revenue from property developers from advertising activities to promote sales of residences in new property developments (which we refer to as “primary listings” to distinguish them from “secondary” sales of already existing residential properties). Given the longer lead times required to develop and market new property developments, these primary listings may prove more volatile than secondary listings, as economic uncertainty (over a longer period) may have a greater adverse impact on the rate and extent of new property development activity and could result in fewer primary listings. In addition, most agents in our Priority Markets are effectively self-employed individuals who are largely commission remunerated and may leave the industry when market conditions deteriorate sufficiently. Accordingly, a property downturn could cause a decline in the number of agents and developers, reduce demand for our products and services or reduce our ability to increase prices in light of subdued market conditions. For example, in Singapore, our agent customers reduced their discretionary spending in 2020 due to the COVID-19 pandemic. In Vietnam, our agent customers reduced their discretionary spending in the fourth quarter of 2022 following actions by the State Bank of Vietnam to control credit growth, including controlling loans for real estate, which suppressed the real estate market in Vietnam. This negatively impacted the number of real estate listings on our platform and in turn impacted our revenue in Vietnam, where we operate a pay-as-you-go model and effective monetization depends on our ability to sustain the number of listings that agents post to our platform. The cyclical nature of the real estate market also has an effect, where the real estate market in each country or major city tends to rise and fall in line with economic prosperity and sentiment in that country or major city tends to rise and fall in line with economic prosperity and sentiment in that country or city (noting Priority Markets generally operate independently of one another). These macroeconomic factors, along with regulatory and political changes, also contribute to the availability of credit to purchasers, which is a main driver of housing price accretion and capability to transact.

Government and regulatory policies could also have a significant impact on real estate or credit markets and, in turn, our revenues. For example, governmental actions in Vietnam in 2022 significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam and reduced demand for our platform, products and services in Vietnam in the fourth quarter of 2022. For further information, see “— Our business is subject to legal and regulatory risks and changes in regulatory requirements and governmental policy that could have an adverse impact on our business and prospects.”

In addition, our ability to fund our liquidity requirements and operate our business depends on our cash flows from operations and, in future, potentially our ability to access capital markets and borrow on credit facilities. Our access to and the availability of financing on acceptable terms may be adversely impacted by global economic conditions, including inflation, interest rate changes and systemic banking risks. For more information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Changing economic conditions may also have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Singapore Dollars.”

We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in the real estate industry. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on credit markets, the real estate industries in our Priority Markets and our results of operations.

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

We have a history of losses, including net losses of S$129.2 million, S$187.4 million and S$14.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. We expect to continue to make investments in developing and expanding our business, including but not limited to in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. We may incur substantial costs and expenses from our growth efforts before we receive any incremental revenues in respect of any acquisitions or investments in growth. We may find that these efforts are more expensive than we originally anticipate, or that these investments do not result in an increase in revenue to offset these expenses, which would further increase our losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including but not limited to:

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

Inflationary pressures increased our operating costs in 2022 and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. Our initiatives to alleviate inflationary pressures, such as alternative supply arrangements and changes to our hiring policies, including hiring employees in locations with lower ongoing wage costs, may not be successful or sufficient. In addition, in light of rising operating costs, we also implemented cost control actions in 2022 by managing discretionary costs, delaying hiring and reducing our sales and marketing expenses. Furthermore, there can be no assurance that we will be willing or able to recover any increased costs by increasing the prices of our products and services.

If we fail to manage our losses or grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed. If our existing businesses or any future acquisitions underperform, this may result in impairments to the carrying values of assets on the balance sheet including but not limited to goodwill and intangible assets. These impairments may adversely impact our financial condition and results of operations and the confidence of shareholders, lenders, customers and our employees. Impairments may also be generated due to changes in the assessment methodology of the carrying value of assets or changes to the inputs that form part of these assessments. These changes are not predictable and many of them may be outside of our control. In addition, as a public company, we will also incur significant legal, accounting, insurance, compliance and other expenses that we did not incur as a private company.

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

The industry for residential real estate transaction services, technology, information marketplaces and advertising is dynamic, and the expectations and behaviors of customers and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of products, including depth products, that we offer to our customers and, with that, the prices we charge our customers for the services and products we offer. Changes or additions to our products and services may not attract or engage our customers, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our customers may not accept new products and services (which would adversely affect our average revenue per agent (“ARPA”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of customers or the loss of some of our customers’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our customers to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our customers or some of our customers’ business as a result of price increases, or if the bargaining power of our customer base increases and the subscription prices and other fees we are able to charge real estate developer or agent customers decline, our business, financial condition and results of operations could be adversely affected.

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

The implementation of restrictions that prevent properties being shown to buyers (including but not limited to the opening of property showrooms) and awards and other events from being held, will curtail the demand for our products and may reduce revenues in the immediate term. These measures are often implemented unpredictably at short notice and can operate for extended periods. It is inherently difficult to forecast the timing or impact of these events. In Singapore, our agent customers reduced their discretionary spending in 2020 due to the COVID-19 pandemic, and our agent renewal rate under-performed our budget during the lockdown in Singapore from March 2020 to May 2020, which in turn impacted our revenues. In 2021, spikes in COVID-19, including but not limited to due to the Delta and Omicron variants, occurred in all of our Priority Markets in the first three quarters of the year, which led to further decrease in our agent customers’ discretionary spending. However, we experienced strong business momentum in the late fourth quarter of 2021 and the first half of 2022, which was the result of market recovery from the impact of COVID-19 in Singapore, Vietnam and Malaysia. With the emergence and spread of new variants, it is possible that containment measures that helped to manage outbreaks in some markets may prove less effective in the future. Combined with slow vaccine roll-outs in some Priority Markets, this may lead to prolonged implementation or reintroduction of containment measures implemented by governments, which may contribute to a decrease in market confidence and significant reductions in revenue that are difficult to predict or mitigate.

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

In addition, our ability to fund our liquidity requirements and operate our business depends on our cash flows from operations and, in future, potentially our ability to access capital markets and borrow on credit facilities. Our access to and the availability of financing on acceptable terms may be adversely impacted by the pandemic. For more information on the impact the COVID-19 pandemic has had on our liquidity position and outlook, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Our business is subject to legal and regulatory risks and changes in regulatory requirements and governmental policy that could have an adverse impact on our business and prospects.

Increased regulation, changes in existing regulation or increased government intervention in our industry may adversely affect our business, results of operations and financial condition. Focus areas of regulatory risk we are exposed to include, among others: (i) evolution of laws and regulations applicable to digital property marketplaces or online advertising in general, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) anti-trust and competition regulations, (iv) economic regulations such as price and supply regulation, (v) foreign ownership restrictions, (vi) artificial intelligence regulation and (vii) regulations regarding the provision of online services, including but not limited to with respect to the internet, mobile devices and e-commerce. For example, we and our agents and developers may be subject to stringent compliance requirements, including but not limited to privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls to be located in a particular jurisdiction or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions.

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

Government and regulatory policies could also have a significant impact on real estate or credit markets and, in turn, our revenues. For example, in 2018, the Singapore government introduced regulations to raise Additional Buyer’s Stamp Duty rates and tighten loan-to-value limits on residential property purchases, in an effort to slow the real estate market and regulate price increases. This negatively impacted property demand and demand for our products and services. In December 2021, the Singapore government further raised Additional Buyer’s Stamp Duty and tightened loan-to-value limits on residential property purchases and the total debt servicing ratio threshold for property loans. In February 2022, the Singapore government announced changes to Singapore’s tax regime that included increases in property tax rates for certain residential properties in 2023 and 2024, and in September 2022 further cooling measures were introduced to moderate demand for certain resale residential properties and promote prudent borrowing in the face of rising interest rates. In February 2023, the Singapore government increased buyer’s stamp duty for higher value residential and non-residential properties. In the second quarter of 2022, the State Bank of Vietnam required banks in Vietnam to take certain measures to control credit growth, including controlling loans for real estate. Such measures have significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam and reduced demand for our platform, products and services in Vietnam in the fourth quarter of 2022. In September 2022, the Vietnamese government imposed more stringent conditions and requirements on the private placement of bonds and enhanced disclosure requirements, which have heavily impacted property developers’ access to capital. In addition, the Ministry of Finance in Vietnam has approved the tax reform strategy for 2030, under which the government is expected to raise taxes on land and housing in Vietnam.

These policies, or any significant change in one or more of these factors or policies in any of our Priority Markets could adversely impact real estate markets, which may reduce the demand for our platform and/or products and services and could adversely affect our business, financial condition and results of operations.

Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potential liability.

We may become subject to environmental laws and regulations, which may affect aspects of our operations such as how we develop or operate our platforms and our presence in our Priority Markets, as well as increase or impact our reporting and compliance obligations with respect to environmental matters. Standards for tracking and reporting environmental, social and governance (“ESG”) matters continue to evolve. New laws, regulations, policies and international accords relating to ESG matters, including sustainability, climate change, human capital and diversity, are being developed and formalized in Europe, the United States, Asia and elsewhere, which may entail specific, target-driven frameworks and/or disclosure requirements. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC and other regulators. Such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals or ability to achieve such goals in the future, as well as increased costs, internal controls, and oversight obligations. Any failure, or perceived failure, by us to comply fully with developing interpretations of ESG laws and regulations could harm our business, reputation, financial condition and operating results and require significant time and resources to make the necessary adjustments. If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation or our attractiveness as an investment, business partner, service provider or employer could be negatively impacted.

Developers and commercial and residential property builders who list their properties on our platforms may also become subject to more stringent requirements under such laws. It is unclear how these future developments and related matters will ultimately affect the regulated areas in which we may operate. While we cannot predict with certainty the extent to which developments in areas with stringent building requirements or legal restrictions or other environmental requirements that may become effective will affect us either directly or indirectly, they could require time-consuming and costly compliance programs or result in significant expenditures, which could lead to delays and increased operating costs. Our failure to comply with environmental laws could result in fines, penalties, restoration obligations, revocation of permits, and other sanctions.

In addition, there is a variety of legislation being enacted, or considered for enactment, relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase the cost to construct commercial and residential properties, which could adversely affect the property market. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. In addition, it is possible that some form of expanded energy efficiency legislation may be passed, which may, despite being phased in over time, significantly increase the costs of building commercial and residential properties and the sale price to buyers and adversely affect our listing volumes.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, as well as our and third-party infrastructure on which we rely, are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our suppliers’ operations, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.

Additionally, we expect to be subject to risks associated with societal efforts to mitigate or otherwise respond to climate change, including but not limited to increased regulations, evolving stakeholder expectations, and changes in market demand. For more information, see “—Increased attention to, and evolving expectations for, ESG initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.” Changing market dynamics, global and domestic policy developments, and the increasing frequency and impact of meteorological phenomena have the potential to disrupt our business, the business of our suppliers and/or customers, or otherwise adversely impact our business, financial condition, or results of operations.

Increased attention to, and evolving expectations for, ESG initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain ESG initiatives (including the timeline and manner in which we complete such initiatives), we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance or methodology, including as stakeholder perceptions of sustainability continue to evolve.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. For more information, please see “—Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potential liability.” This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our suppliers and business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

Competition for qualified employees in our industry has become more intense in 2021 and 2022 due to inflationary pressures and movement restrictions imposed during the COVID-19 pandemic. We have given heightened focus to the retention and career planning for key technology personnel due to the highly competitive employment market across our Priority Markets, especially in Singapore. If we are unable to retain or attract high quality employees required for our business activities, or replace the loss of any key personnel, or are required to materially increase the amount we offer in remuneration to secure the employment of key personnel, our operating and financial performance could be adversely affected.

We depend on our agents business for a significant portion of our revenue.

In the past we have derived and we believe that we will continue to derive a significant portion of our revenue from our agents business across Southeast Asia and, in particular, in Singapore. In 2022, agent revenue accounted for 79.7% of our revenue, and 57.0% of our agent revenue was generated from Singapore. In 2021, agent revenue accounted for 76.4% of our revenue, and 60.3% of our agent revenue was generated from Singapore. In 2020, agent revenue accounted for 80.1% of our revenue, and 60.4% of our agent revenue was generated from Singapore. Adverse developments affecting business activity in Singapore or our agents business may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to sustain the number of agents and digital property listings necessary to maintain and grow our agents business in Singapore or in general. Furthermore, there can be no assurance that we will succeed in expanding our agents business outside of Singapore or in growing our developers, Fintech and data services.

Our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.

Our Priority Markets are in Singapore, Vietnam, Malaysia, Thailand and Indonesia, which means that other than assets located in and most of the income derived from our Singapore business, our assets and income are located in emerging market countries. In addition, we have a number of employees located in India. Emerging market countries are typically subject to greater political, policy, legal, economic, taxation and other risks and uncertainties, including but not limited to the risk of expropriation, nationalization and commercial or governmental disputes, inflation, interest rate and currency fluctuations and greater difficulty in enforcing or collecting payment against contracts or in having certainty that all required governmental and regulatory approvals necessary to run our business are in place and will be renewed. Asian markets are inherently non-homogenous and require bespoke business models for each country in which we operate which adds complexity and reduces economies of scale.

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

Most of our Priority Markets have experienced political and social instability at various times in the past, including but not limited to acts of political violence and civil unrest. These countries also have been subject to a number of terrorist attacks and other destabilizing events, which have led to economic and social volatility. There can be no assurance that similar destabilizing events will not occur in the future. Any such destabilizing events could interrupt and adversely affect our business, financial condition and results of operations. For example, in August 2021, Malaysian prime minister Muhyiddin Yassin resigned from his position after losing majority support from the Malaysian parliament, and Malaysia’s King Al-Sultan Abdullah named Ismail Sabri Yaakob as the country’s new prime minister. In November 2022, an inconclusive general election in Malaysia produced the country’s first hung parliament, with neither of the leading coalitions achieving a simple majority to form a government. Following days of uncertainty and negotiations between political leaders, Malaysia’s King Abdullah named opposition leader Anwar Ibrahim as the country’s new prime minister. In January 2023, Vietnam’s President Nguyen Xuan Phuc announced his resignation from office amid escalation of an anti-corruption campaign led by the ruling Communist Party. We continue to monitor the effect of these recent political developments on Malaysia’s real estate market and our business.

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

We have completed strategic acquisitions in the past and plan to explore additional acquisitions in the future. For example, we acquired Batdongsan.com.vn in Vietnam in 2018 and Ensign, which owned the Asia Property Awards business, in 2016. In August 2021, through our acquisition of the Project Panama Entities, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand digital property marketplace businesses, iProperty.com.my, and thinkofliving.com as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia. In October 2022, we acquired Sendhelper, a Singapore home services technology company.

Strategic acquisitions and the subsequent integration of new businesses and assets with our businesses can require significant attention from our management and result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. There is a risk that acquisitions, such as our recent acquisition of the Project Panama Entities or Sendhelper, may fail to meet our strategic objectives or that the acquired business may not perform in line with expectations. The process of integrating an acquired company, business or technology may also create unforeseen operating difficulties and expenditures, and we may fail to achieve expected synergies, cost savings, returns and other benefits as a result of integration challenges. There is also a risk that customers of acquired businesses do not continue using our platform, if, for example, they are unwilling to pay higher prices.

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

We have identified material weaknesses in our internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, and we may identify new material weaknesses that develop in the future, any of which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022. Due to these material weaknesses in our internal control over financial reporting, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We may fail to achieve an effective system of internal control over financial reporting and may identify new material weaknesses that develop in the future, any of which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of PropertyGuru’s annual or interim financial statements will not be prevented or detected on a timely basis. Certain of these material weaknesses resulted in immaterial audit adjustments to several accounts and disclosures.

For a summary of the material weaknesses that we identified as of December 31, 2022 and the steps that we are taking to remedy those material weaknesses and control deficiencies, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.” While we are taking steps to remedy these material weaknesses and control deficiencies, we cannot predict the success of such measures or the outcome of our assessment of these measures or the time it will take to remedy such deficiencies, assuming we are able to do so. We can give no assurance that these measures will remediate the material weaknesses in internal control or control deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and achieve effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve or improve existing controls or implement new controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our reporting obligations as a new public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, the Company’s independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We may be unable to timely complete our evaluation testing and any required remediation.

In addition, because the Company is an “emerging growth company” and intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, any remedial measures that we take to remedy material weaknesses and control deficiencies may not be independently verified by an independent third party.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. The growth and expansion of our business may place a significant strain on our operational and financial resources in the future. As we continue to grow, we may not be able to successfully implement requisite improvements to our internal control systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting, and investor confidence and the market price of our shares could be materially and adversely affected.

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

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue in Singaporean Dollars, Indonesian Rupiah, Thai Baht, Vietnamese Dong and Malaysian Ringgit among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher or revenue being lower than would be the case if exchange rates were stable. For example, in 2022, the U.S. Dollar strengthened as the Federal Reserve increased interest rates to combat inflation, which caused certain of our U.S. Dollar-denominated operating costs to increase against the Singapore Dollar. In addition, as our cash holdings are primarily denominated in U.S. Dollars and translated into Singapore Dollars for inclusion in our consolidated financial statements, any fluctuation in the U.S. Dollar against the Singapore Dollar creates currency translation risk which may have an adverse effect on our financial position. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, a substantial amount of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Fluctuations in foreign currency exchange rates may also create uncertainty for property developers and buyers, particularly where transactions are denominated in U.S. Dollars, which could adversely impact real estate markets in our Priority Markets and, in turn, adversely affect our business, financial condition and results of operations.

Political unrest, terrorist activities and other geopolitical risks could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted by political unrest, terrorist activities and other geopolitical risks, including those arising from geopolitical conditions, political and social instability, acts of war or other similar events. It is possible that political, economic and social instability globally and in our markets may negatively impact economic growth, cause uncertainty and volatility in the financial markets, disrupt supply chains globally and in our markets, and may accordingly affect our business, results of operations and financial condition. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks and disrupt our office operations or the business activities of our third-party suppliers or customers.

In February 2022, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

In August 2022, Nancy Pelosi, the Speaker of the U.S. House of Representatives, visited Taiwan despite comments in opposition of the visit from the PRC government. The PRC government subsequently conducted military exercises in the region and imposed a ban on certain exports and imports with Taiwan. Against this backdrop of heightened tensions between China and the U.S. and Taiwan, if the relationship between mainland China and Taiwan continues to deteriorate, we cannot assure you that our supply chain, our industry and the global economy will not be affected, which may in turn adversely affect our business, financial condition and results of operations.

We are actively monitoring the situation in Ukraine and assessing its impact on our business. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, logistics and input costs and could potentially have substantial impact on the global economy and our business for an unknown period of time. Apart from monitoring the situation in Ukraine, we also monitor sanctions measures imposed by the U.S. and the European Union. To the extent that any of the countries in which we operate, or the third-party suppliers or customers, become subject to any sanctions, we may be required to relocate our operations or terminate or suspend our existing contracts with the relevant supplier or customer. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

Further, we use a combination of third-party cloud computing services and co-located data centers. We do not control the physical operation of the co-located data centers we use or the operations of third-party cloud providers. Our and third-party operations may be exposed to security risks including but not limited to theft, computer viruses, denial-of-service attacks and other vulnerabilities out of our control. Any interruptions or delays in services from third parties, or any other material cybersecurity risks in our supply chain, could impair the delivery of our products and offerings and adversely affect our business, reputation, financial condition and results of operations. We depend on our third party suppliers and service providers in the course of operating our business, and we depend on such third parties to take appropriate measures to protect the security and integrity of their information and systems. We cannot assure you that the measures taken by us and our third party suppliers and service providers will be effective.

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

Furthermore, cyber security organizations around the world have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We and our suppliers and service providers may be subject to retaliatory cyberattacks by state or non-state actors in response to economic sanctions and other political actions taken by governments in North America or Europe.

Any actual, alleged or perceived failure to prevent a security breach or to comply with our cybersecurity policies or cybersecurity-related legal obligations, failure in our systems or networks, or any other actual, alleged or perceived data security incident we or our third party suppliers or service providers suffer, could result in damage to our reputation, negative publicity, increased costs to remedy any problems and provide any required notifications and consents, including to regulators and/or individuals, and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal data. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and reputational harm. While we maintain cyber liability insurance policies for coverage in the event of a cybersecurity incident, we cannot be certain that our existing coverage will continue to be available on acceptable terms or will be available, and in sufficient amount, to cover the potentially significant losses that could result from a cybersecurity incident or that the insurer will not deny coverage as to any future claims.

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

As PropertyGuru is a Singapore-incorporated company, we are, with regards to privacy legislation, subject principally to the Personal Data Protection Act 2012 (“PDPA”) in relation to the collection, use and/or disclosure of personal data. See “Item 4. Information on the Company —B. Business Overview—Regulations.” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the other Priority Markets and India, where a number of our employees are located. We have obligations under Malaysia’s Personal Data Protection Act 2010, Thailand’s Personal Data Protection Act 2019, India’s Information Technology Act 2000 and Vietnam’s data protection, personal information and privacy regulations set out in the Constitution 2013, the Civil Code 2015 and in sectoral laws including but not limited to Decree 53 and the Law on Cybersecurity 2018 and the Network Information Security Law to protect personal data and confidential information from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction of such information. In Indonesia, we are subject to the Law on Protection of Personal Data, which is subject to a two-year transitional period following its enactment in October 2022, as well as other laws and regulations governing personal data protection, including the Law on Electronic Information and Transactions. New personal data protection laws have also been proposed in Vietnam and India, where a number of our employees are located. While we have implemented cybersecurity measures to protect personal data and confidential information in accordance with applicable laws, any failure to comply with such data protection requirements as a result of cybersecurity attacks, data breaches and general unauthorized accesses to computers, networks and data may subject the Company to penalties, regulatory scrutiny and in the worst case, license suspension and additional liability, and we may incur additional significant costs to maintain or regain compliance. We may also incur significant time, resources and costs to comply with new personal data protection and information security laws or regulations or enhanced disclosure obligations that are implemented in any of the countries in which we operate or otherwise apply to us. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have also aligned our practices with the Practice Guidelines on Ethical Advertising issued by the Singapore Council for Estate Agencies (the “CEA Practice Guidelines”). The CEA Practice Guidelines seeks to provide estate agents and salespersons with clear and detailed guidelines on the use of advertisements to comply with the Code of Ethics and Professional Client Care (set out in the Estate Agents (Estate Agency Work) Regulations 2010) and establish best practices in advertisements. While our management has confirmed that we are not regulated by the Council for Estate Agencies, as a publisher of property listings, we nevertheless observe the CEA Practice Guidelines as a matter of best practice. Other than in Malaysia, where registered estate agents are required to comply with advertisement and publicity requirements, there are no similar regulations and guidelines in our other Priority Markets.

We are subject to many other laws and regulations, including but not limited to those related to intellectual property, protection of minors and property seeker protection. We are also subject to laws and regulations in our other Priority Markets which regulate our right to operate a business there, including but not limited to foreign ownership restrictions.

These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could materially harm our business, require changes to our business model or restrict our practices in certain jurisdictions. Whilst we monitor legal and regulatory developments in the places that we operate to implement measures and develop policies and procedures to address those laws and regulations, we cannot confirm that we are materially compliant with all such laws and regulations.

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

Our business is dependent on maintaining relationships with key third party suppliers, data providers, information technology suppliers, and software and infrastructure providers. We use Amazon Web Services for a majority of our hosting and infrastructure requirements including but not limited to storage, networking and database management. Our relationship with Amazon Web Services is governed by their standard customer agreement, as supplemented by a pricing addendum which sets out the details of the services provided under the agreement. On December 19, 2021, we entered into a new pricing addendum with Amazon Web Services for a term of two years. The customer agreement, with the pricing addendum, or collectively the “AWS Agreement”, will expire on December 31, 2024. Amazon Web Services can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide 12 months’ prior notice if such changes are material (except in certain situations, such as if such notice period would be economically or technically burdensome or cause Amazon Web Services to violate legal requirements). Amazon Web Services can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least 90 days’ advance notice of any adverse changes. While we have in the past been able to renew our customer agreement with Amazon Web Services and expect to continue to do so in the future, there can be no assurance that we can continue to renew the AWS Agreement with Amazon Web Services upon its expiration on commercially favorable terms or at all or if the AWS Agreement is not terminated early pursuant to its terms. While we believe that we would be able to procure comparable services from alternative providers if required, our business and operations may be adversely affected in the short-term while we transition hosting and infrastructure services to such alternative providers. We advertise and rely on third-party websites and platforms, such as Google and Facebook, to drive traffic to our website and applications. Given the limited number of these suppliers, these suppliers can often exert significant market power and dictate contract terms. See also “—Risks Related to Our Business and Industry—We may not be able to attract a sufficient level of traffic to our websites and applications.”

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

Our business is subject to a range of regulations, including but not limited to tax, privacy, data, competition and advertising legislation. There is a risk that governments and regulatory authorities may from time to time make changes to applicable laws and regulations which might make it more difficult or onerous for us to operate. Additionally, there is a risk that laws and policies in emerging markets may change at short notice, and that while changes can generally be expected to operate prospectively, from time to time they may also be given retrospective effect. Such changes, particularly (but not exclusively) those made retrospectively, may result in us not being in compliance with applicable laws with the result that we may incur penalties.

Given the number of countries in which we operate, there is a risk that there may be inconsistencies between laws and policies with which we are required to comply in those countries, which may make it difficult for us to be compliant with all of those laws at the same time. In emerging markets, there are also risks that the regulatory authorities’ interpretation of laws and the manner in which they enforce those laws may be inconsistent and differ from our own interpretation of such laws. This may make it difficult to understand, with certainty, the nature and extent of our obligations.

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

Any significant changes to regulations that affect the fundamental structure of the real estate market in our Priority Markets, such as regulations in respect of the role of real estate agents, could adversely affect our business, financial condition and results of operations. In addition, if data privacy laws similar to the European Union's General Data Protection Regulation were to be introduced in the jurisdictions in which we operate or if we conclude that the breadth of such laws may impact users of our platforms, there would be greater restriction on our use of data and higher compliance costs associated with meeting those standards.

Governments may also introduce regulatory measures that have an adverse impact on the real estate market and, in turn, adversely affect our business, financial condition and results of operations. For example, in 2018, the Singapore government introduced regulations to raise Additional Buyer’s Stamp Duty rates and tighten loan-to-value limits on residential property purchases, in an effort to slow the real estate market and regulate price increases. In December 2021, the Singapore government further raised Additional Buyer’s Stamp Duty and tightened loan-to-value limits on residential property purchases and the total debt servicing ratio threshold for property loans. In February 2022, the Singapore government announced changes to Singapore’s tax regime that included increases in property tax rates for certain residential properties in 2023 and 2024, and in September 2022 further cooling measures were introduced to moderate demand for certain resale residential properties and promote prudent borrowing in the face of rising interest rates. In February 2023, the Singapore government increased buyer’s stamp duty for higher value residential and non-residential properties. In the second quarter of 2022, the State Bank of Vietnam required banks in Vietnam to take certain measures to control credit growth, including controlling loans for real estate. Such measures have significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam and reduced demand for our platform, products and services in Vietnam in the fourth quarter of 2022. In September 2022, the Vietnamese government imposed more stringent conditions and requirements on the private placement of bonds and enhanced disclosure requirements, which have heavily impacted property developers’ access to capital. In addition, the Ministry of Finance in Vietnam has approved tax reform strategy for 2030, under which the government is expected to raise taxes on land and housing in Vietnam. We are unable to predict the timing and impact of such policies on the real estate market and our business and there can be no assurance that any such measures will not have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including but not limited to the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Tax authorities may also adopt different interpretations or may revise laws, regulations or interpretations, potentially with retrospective effect, in ways that adversely affect our business, financial condition and/or results of operations. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including but not limited to transfer pricing, or determine that the manner in which we operate does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our business, financial position and results of operations.

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

Pursuant to the Thai Foreign Business Operations Act, B.E. 2542 (1999), or the FBOA, a person or entity that is “Non-Thai” (as defined in the FBOA) cannot conduct certain restricted businesses in Thailand, including the businesses that our Thai entities, namely, AllProperty Media, PGI Thailand, Kid Ruang Yu Co., Ltd. and Prakard IPP Co., Ltd., operate, unless an appropriate license is obtained. Accordingly, non-Thai companies with Thai businesses and operations in restricted businesses under the FBOA may opt to partner with a Thai local resident or a Thai juristic person who is not deemed a foreigner under the FBOA, in order to comply with these foreign ownership requirements. We have partnered with Mr. Ohm Ammaramorn (“Mr. Ammaramorn”), a Thai individual, to comply with the foreign ownership requirements under Thai law. Mr. Ammaramorn owns approximately 51.22% of shares in our main Thai business holding company, i.e. DDProperty Media, which directly holds 50.001% of the shares in AllProperty Media and 1% of the shares in PGI Thailand. Mr. Ammaramorn’s shareholding is comprised of preference shares. PropertyGuru owns approximately 48.73% of shares in DDProperty Media, and PropertyGuru International (Malaysia) Sdn Bhd owns the remaining approximate 0.05%. Our Thai counsel, Chandler MHM Limited, is of the opinion that the ownership structure of DDProperty Media is technically in compliance with the FBOA and thus that the ownership structure of AllProperty Media is technically in compliance with the FBOA based on, among other things, the fact that a majority of the share capital of DDProperty Media is held by Mr. Ammaramorn, a Thai national who is a genuine partner, for his own benefit and the source of funds to purchase the shares was from his own account. However, there can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBOA or evaluate the shareholding structures or shareholding arrangements of our Thai entities differently and hence reach a different conclusion about the validity of these arrangements, which could lead to an action being brought in the Thai courts.

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

As foreign owned companies that provide advertising services, our Vietnamese businesses PG Vietnam and Do Thi are required to have a local stakeholder that has already registered for advertising under its business registration with the competent licensing authorities of Vietnam. It is necessary for such non-Vietnamese owned companies who require a qualified stakeholder to partner with a Vietnamese company that has the registered business line of advertising to act as a shareholder, in order for the non-Vietnamese owned companies to include advertising as part of their business scope. Accordingly, we have partnered with Red Soil Vietnam Company Limited and Mr. Nguyen Duc Thang in order to comply with these licensing requirements. Red Soil Vietnam Company Limited currently holds 0.00055% of the shares in PG Vietnam, Mr. Nguyen Duc Thang holds 0.00055% of the shares in PG Vietnam, and PropertyGuru holds the remaining 99.9989%. Red Soil Vietnam Company Limited currently holds 0.0001% of the charter capital of Do Thi, while PG Vietnam holds the remaining 99.9999%. Our Vietnamese counsel, Russin & Vecchi, is of the opinion that the ownership structures of Vietnam and Do Thi are compliant with the Schedule of Specific Commitments in Services under Vietnam’s Commitments to the World Trade Organization upon its accession, Law no. 59/2020/QH14 on Enterprises (“Enterprise Law”) / Law no. 61/2020/QH14 on Investment (“Investment Law”), and Law no. 16/2012/QH13 on Advertisement (“Advertisement Law”), based on, amongst other things, the satisfaction by PG Vietnam and Do Thi and their respective shareholders of the applicable regulatory requirements in terms of business registration under these legal frameworks. However, there can be no assurance that the competent authorities of Vietnam will not interpret the Enterprise Law or Investment Law or evaluate the shareholding structures or shareholding arrangements of our Vietnamese entities differently and hence reach a different conclusion about the validity of these arrangements, which could lead to administrative orders imposing penalties and requesting remedial actions be taken.

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

We may be subject to litigation and other claims and disputes in the course of our business including but not limited to contractual and employee disputes, indemnity claims, occupational health and safety claims or criminal or civil proceedings in the course of our business. As we are a publisher of content (as opposed to a producer of content), we may become subject to proceedings or actions in respect of misleading statements or other content uploaded by our customers and displayed on our digital property marketplaces. The cost of responding to and settling claims (whether or not such claims have merit), including but not limited to diversion of resources, and any fines or other actions levied or taken against us, could adversely affect our business, financial condition and results of operations.

Risks Related to Ownership of Securities in the Company

Certain existing shareholders have substantial influence over the Company and their interests may not be aligned with the interests of the Company’s other shareholders.

The TPG Investor Entities, the KKR Investor and REA Asia Holding Co. Pty Ltd (“REA”), in aggregate, beneficially own shares representing approximately 70.7% of the outstanding ordinary shares in the Company, as of March 31, 2023. As a result, two or more of these shareholders, if they choose to act together and make up a majority of the outstanding ordinary shares the Company, will be able to influence the Company’s management and affairs and all matters requiring shareholder approval, including the election of the Company’s directors and approval of significant corporate transactions. The Amended Articles and Shareholders’ Agreement provide that the TPG Investor Entities may jointly appoint one director, provided that the TPG Investor Entities collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; the KKR Investor may appoint one director, provided that the KKR Investor and its affiliates collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; and REA may appoint one director, provided that REA holds at least 7.5 per cent. of the issued share capital of the Company and subject to (i) the possibility of REA losing such appointment right in the event of a breach of certain provisions of the Shareholders’ Agreement and (ii) such director appointed by REA being subject to certain additional requirements that do not apply to the directors appointed by either the TPG Investor Entities or the KKR Investor. REA is also granted certain rights of first offer in relation to certain share transfers under the Amended Articles and the Shareholders’ Agreement. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Shareholders’ Agreement.”

Some of these persons or entities may have interests different than yours. For example, these shareholders purchased their shares at prices below the current value of our ordinary shares and have held our ordinary shares for a longer period, and they may be more interested in selling the Company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other holders of ordinary shares the Company. The concentration of ownership also may contribute to the low trading volume and volatility of our ordinary shares.

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

Prior to the Business Combination, the KKR Investor subscribed for an aggregate 1,204,234 PropertyGuru Shares at a weighted average purchase price of S$268.61 per share (which were canceled and exchanged for 43,475,124 ordinary shares representing a translated weighted average purchase price of $5.47) and 112,000 PropertyGuru warrants at no additional consideration (which were canceled and exchanged for one warrant in the Company and subsequently expired without being exercised on September 13, 2022), and the TPG Investor Entities subscribed for an aggregate 1,343,357 PropertyGuru Shares at a weighted average purchase price of S$192.93 per share (which were canceled and exchanged for 48,497,728 ordinary shares representing a translated weighted average purchase price of $3.93 per share). Prior to the Business Combination, in connection with the Company’s acquisition of the Project Panama Entities from iProperty, REA subscribed for an aggregate 636,815 PropertyGuru Shares at a purchase price of S$311.7074818 per share (which were canceled and exchanged for 22,990,226 ordinary shares representing a translated purchase price of $6.34 per share). As indicated above, following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time was automatically canceled and converted into such fraction of a newly issued ordinary shares in the Company equal to the Exchange Ratio in accordance with the terms of the Business Combination Agreement. The Sponsor paid an aggregate of $25,000 for the 7,475,000 Bridgetown 2 Class B Ordinary Shares currently owned by the Sponsor, its directors and certain other advisors and/or affiliates of the Sponsor to whom the Sponsor has transferred Bridgetown 2 Class B Ordinary Shares. Following the Business Combination, each Bridgetown 2 Class B Ordinary Share was converted on a one-for-one basis to ordinary shares in the Company. In connection with the PIPE Financing, the PIPE Investors (including REA) paid $131,930,680 to purchase an aggregate of 13,193,068 ordinary shares in the Company for $10.00 per share. The Sponsor paid $6,480,000 to purchase an aggregate of 12,960,000 private placement warrants at a price of $0.50 per private placement warrant, each exercisable to purchase one Bridgetown 2 Class A Ordinary Share at $11.50, subject to adjustment. In connection with the Business Combination, the Sponsor’s 12,960,000 private placement warrants were exchanged for 12,960,000 warrants of the Company, the exercise of which will result in the issuance of 12,960,000 ordinary shares at a price of $11.50 per ordinary share. For more details on the foregoing transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” On April 21, 2023, the last reported sale price of our ordinary shares as reported on NYSE was $4.58 per share. Holders of our warrants are less likely to exercise their warrants so long as the exercise prices of their warrants exceed the market price of our ordinary shares. There is no guarantee that our warrants will be in the money prior to their expiration, and as such, the warrants may expire worthless. As such, any cash proceeds that we may receive in relation to the exercise of the warrants will be dependent on the trading price of our ordinary shares.

Given the relatively lower purchase prices that some of our shareholders paid to acquire ordinary shares and exercise prices that some of our shareholders may pay to exercise warrants to acquire ordinary shares in the Company compared to the current trading price of our ordinary shares, these shareholders in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of our ordinary shares at the time that such shareholders choose to sell their ordinary shares. Investors who purchase our ordinary shares on the NYSE may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price. Based on the last reported sale price of our ordinary shares referenced above and their respective purchase prices, (a) the TPG Investor Entities may experience potential profit of up to $0.65 per share; and (b) the Sponsor may experience potential profit of up to $4.58 per share. Based on the last reported sale price of our ordinary shares referenced above and their respective purchase prices, the KKR Investor and REA will not be making a profit on their investments.

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
•
market conditions in our industry;

•
rising levels of inflation in major industrial countries including United States and worries that efforts to curb inflation may result in recession;
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
•
general economic and market conditions.

In addition, low trading volume for our ordinary shares and warrants may occur if, among other reasons, an active trading market does not develop. This would amplify the effect of the above factors on the price volatility of our ordinary shares and warrants.

The stock markets have also experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, the Company could incur substantial costs and our management’s attention and resources could be diverted.

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

Furthermore, employees, directors and consultants of the Company and affiliates hold, and are expected to be granted equity awards under the New 2016 Plan (as defined below), the New 2018 Plan (as defined below), the New NED Plan (as defined below), the New Omnibus Plan (as defined below) and/or the New RSU Plan (as defined below). You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for our ordinary shares. See “Item 6—Directors, Senior Management and Employees—B. Compensation.”

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

Future resales of our ordinary shares by our shareholders may cause the market price of our ordinary shares to decline significantly, even if our business is doing well.

The ordinary shares registered for resale on our registration statement on Form F-1 originally filed with the SEC on April 14, 2022 (Registration No. 333-264294) constitute 90.9% of our ordinary shares issued and outstanding as of March 31, 2023, taking into account the ordinary shares underlying warrants, share options and restricted stock units that were registered on the registration statement. Certain shareholders will be able to sell their ordinary shares for so long as the registration statement is available for use or pursuant to an exemption from registration under the Securities Act. The market price of our ordinary shares could decline if these shareholders sell a significant portion of our ordinary shares or are perceived by the market as intending to sell them.

Subject to the PropertyGuru Shareholder Support Agreement, certain shareholders party thereto may sell ordinary shares in the Company pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule.

Certain of our shareholders may sell large amounts of ordinary shares in the Company in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the Company’s share price or putting significant downward pressure on the price of our ordinary shares.

The sale of substantial amounts of our ordinary shares, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares. These sales, or the possibility that these sales could occur, could harm the prevailing market price of shares of our ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Furthermore, we believe the likelihood that warrant holders will exercise their warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the warrants overlying shares being offered for sale in this Annual Report, will be dependent on the trading price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of $11.50 for our warrants, we believe warrant holders will be unlikely to exercise their warrants. On April 21, 2023, the last reported sale price of our ordinary shares as reported on NYSE was $4.58 per share.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we have and will continue to incur additional legal, accounting and other expenses. We are now subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing requirements and other applicable securities rules and regulations. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

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

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination (being March 17, 2027), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made on June 30, 2023.

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

We currently report, and will continue to report, financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

We currently report, and will continue to report, financial results under IFRS. There are and there may in the future be certain significant material differences between IFRS and U.S. GAAP. As a result, financial information and reported earnings of the Company for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

As a company incorporated in the Cayman Islands, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with the NYSE corporate governance listing standards.

The Company is a foreign private issuer as such term is defined in Rule 405 under the Securities Act and is a company incorporated in the Cayman Islands that is listed on the NYSE. The NYSE market rules permit a foreign private issuer like the Company to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is the Company’s home country, may differ significantly from the NYSE corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; (iv) regularly scheduled executive sessions with only independent directors each year; or (v) annual shareholders' general meetings.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the law of the Cayman Islands, the Company conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands, and conducts a majority of its operations through its subsidiary, PropertyGuru, outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise and it will be difficult to effect service of process within the United States upon our officers or directors, or enforce judgments obtained in United States courts against our officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and Southeast Asia markets would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, our corporate affairs are governed by the Amended Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

The Company is a holding company, and our subsidiaries are located throughout Southeast Asia in Singapore, Vietnam, Malaysia, Thailand and Indonesia. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from our subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets.

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

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” (a “PFIC”). If we are treated as a PFIC for any taxable year during which an investor subject to U.S. federal income taxation holds shares, the investor may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of our ordinary shares or warrants, or upon the receipt of distributions (including deemed distributions) in respect of our ordinary shares or warrants.

Based on the current and anticipated value and composition of our income and assets, including the income and assets of our subsidiaries, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. Whether we are a PFIC for any taxable year, however, is a factual determination that must be made annually after the close of the taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, our PFIC status may depend on how quickly we use the cash we received in the Business Combination and any future cash we receive including upon exercise of the warrants. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. No rulings from the U.S. Internal Revenue Service, or the IRS have been or will be sought with respect to our status as a PFIC. If the IRS were to assert that, contrary to our expectation, we are a PFIC in the current taxable year or a future year, there would be adverse tax consequences to investors. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC. Please see “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company.”

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our History and Corporate Structure

We began operations as a digital property classifieds marketplace in Singapore in 2007. Our growth story has been characterized by gaining market share through a high-quality product offering and continued innovation, underpinned by strategic investments. The list below provides an overview of key events in our history.

2007	Founded in Singapore by Stephen Melhuish & Jani Rautiainen

2008	Investment from angel investors

2011	Initial expansion into Malaysia, Indonesia and Thailand

2012	Strategic investment by Deutsche Telekom and Immobilienscout24

2015	Acquired eProperty Track (now PropertyGuru FastKey) to build sales process automation capability

Acquired RumahDijual.com real estate portal to solidify leadership in Indonesia

Investment by the TPG Investor Entities, Emtek, and Square Peg Capital

2016	Acquired Asia Property Awards to strengthen developer relationships and marketing solutions

Expanded into Vietnam with strategic 20% investment in Batdongsan.com.vn

Hari V. Krishnan appointed as CEO

2018	Investment by the KKR Investor

Acquired 100% ownership of Batdongsan.com.vn

2019	Launched PropertyGuru Lens and Home Loan Pre-Approval

2020	Acquired MyProperty Data to gain access to a data analytics platform in Malaysia

Launched home mortgage marketplace, PropertyGuru Finance

Closed Series E and Series F funding rounds

2021	Bridgetown 2 announced that it would enter into the Business Combination with PropertyGuru

Through the acquisition of the Project Panama Entities, acquired iProperty.com.my and thinkofliving.com to add to the portal businesses in Malaysia and Thailand, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia

2022	Completed the Business Combination

Acquired Sendhelper

Launched PropertyGuru For Business

B.
Business Overview

Overview

We are the leading PropTech company in Southeast Asia, with leading Engagement Market Shares in Singapore, Vietnam, Malaysia and Thailand, based on SimilarWeb data between July 2022 and December 2022. Our mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. Our platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital and marketing services for developers; (3) a digital mortgage marketplace and brokerage; (4) a data services business for enterprise clients including property agencies, developers, valuers and banks; (5) sales process and workflow automation software for developers; and (6) an online marketplace that connects homeowners and tenants with verified home service providers.

We leverage data and technology to create a trusted and transparent digital property marketplace. Our digital property classifieds marketplaces provide agents, developers and property seekers access to sales and rental listings, data and online tools to help them with their property goals throughout their property journey. We primarily do this by connecting home buyers and renters with agents and developers on our desktop and mobile app platforms, which are underpinned by data analytics and compelling experience design. Our customers are primarily agents and developers who advertise residential and commercial properties for sale or rent in our Priority Markets.

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

Our data services business provides data, insights and intelligent software to real estate agents and agencies, property developers, valuers, banks and other enterprise clients. We provide market and property insights to agents through our client portal (AgentNet), where clients are able to track the transactions and market prices of properties. We provide proprietary data and workflow solutions, valuation tools and market intelligence to developers, agents, banks and property valuers through our property market and analytics tool, PropertyGuru DataSense, our cloud-based property valuation solutions, ValueNet and ProxyPrice, and our SaaS-based sales automation solution, PropertyGuru FastKey.

We also operate the PropertyGuru Asia Property Awards, our awards and events business. In 2022, we sourced entries from thirteen markets across Asia and organized awards ceremonies in seven of these markets to assess and honor top developers for their achievements. Our Awards categories include residential and commercial developments, architecture, design, sustainable building techniques and corporate social responsibility. In addition to generating a strong revenue stream from our developer customer base, our awards and events business allows us to strengthen relationships with key industry players, which we believe creates long-term strategic benefits for PropertyGuru.

We built our presence in Southeast Asia through organic growth and strategic acquisitions to enhance our revenue growth and diversify our offerings. Our organic growth has been driven by our focus on expanding our marketplace through innovation, and developing new products and solutions that help us stay ahead of the evolving needs of our markets. These innovations include PropertyGuru Lens, an app that allows users to search for property in the real world through their smart phone camera, and PropertyGuru StoryTeller, an immersive content experience to help Singapore real estate developers market and sell their offerings virtually. We also integrate various premium products into our platforms to allow agents to further differentiate and enhance their listings, such as Turbo, which provides increased listing exposure through listing placement at the top of the search, larger photos and additional content. In 2022 we launched a premium form of credit, “Prime Credits”, that allows agents in Singapore and Malaysia to book, reserve and extend “Featured Agent” slots, which provide agents with exposure in a particular development or area, and agents in Singapore to use the “Promoted Listings” tool, which enhances visibility of property listings to property seekers searching for properties with similar criteria. As a step toward driving greater trust and transparency in our marketplace business, we launched “Agent Ratings and Reviews” in 2022, which allows property seekers to provide star-ratings and written reviews of agents’ service quality, knowledge and expertise, marketing skills, and negotiation.

Our strategic acquisitions have sought to extend the depth and reach of our products and services. Since the end of 2019, we have made transformative investments in technology, products and markets that we believe will further strengthen our market leadership and accelerate our growth through the recovery from the COVID-19 pandemic. In December 2020, we acquired MyProperty Data Sdn Bhd (“MyProperty Data”), a Malaysia-focused data analytics platform. In August 2021, through our acquisition of the Project Panama Entities, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand digital property marketplace businesses, iProperty.com.my and thinkofliving.com, to solidify our leadership in those markets, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia. In October 2022, we acquired Sendhelper, a Singapore home services technology company. The acquisition represents our entry into the home services industry and is in line with our growth strategy of expanding into adjacencies while investing in our core marketplaces business towards creation of a digital property ecosystem for all our stakeholders in Southeast Asia. With the addition of Sendhelper, we aim to become a one-stop destination for property seekers to not only find, finance and own their dream home but also manage and maintain it.

In December 2022, we launched our enterprise solutions brand, PropertyGuru For Business, which includes a unified service and proprietary data solutions, event solutions and marketing services to guide enterprise clients such as property developers, agencies, banks, valuers, city planners and policy makers. PropertyGuru For Business works with property stakeholders to improve systems in markets where it operates by championing and enabling digitalization so that all property stakeholders can leverage deeper insights to make more confident decisions in a more transparent property ecosystem.

We believe we are uniquely positioned to capture the significant opportunities created by favorable, long-term macro tailwinds of urbanization, growing affluence and digitalization in Southeast Asia. We currently operate in a market that encompasses advertising and marketing expenditure by agents/ agencies, and marketing expenditure from developers. This is a large addressable market that has continued to expand due to economic tailwinds, favorable consumer trends and a growing real estate advertising market across our Priority Markets. We have 16 years of offering property information across Southeast Asia while the PropTech industry emerged in the region. We have leading market shares in Singapore, Vietnam, Malaysia and Thailand in terms of Engagement Market Share, based on SimilarWeb data.

Our headquarters are in Singapore. As of December 31, 2022, our platform connects more than 41 million property seekers monthly, based on Google Analytics data between July 2022 and December 2022, to more than 63,000 agents in our digital property marketplace of more than 3.2 million real estate listings.

Our Strengths

Our mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. We have the following competitive strengths:

Leading market positions across five Priority Markets

Our digital property marketplaces have leading market shares in Singapore, Vietnam, Malaysia and Thailand in terms of Engagement Market Share: 81% in Singapore (5.2 times more than our closest peer); 75% in Vietnam (3.1 times more than our closest peer); 93% in Malaysia (15.2 times more than our closest peer); 58% in Thailand (2.5 times more than our closest peer); and 22% in Indonesia (0.3 times more than our closest peer), based on SimilarWeb data between July 2022 and December 2022. We have multiple well-established brands that are synonymous with real estate listings in Southeast Asia, with organic traffic representing 86% of the traffic to our platforms, based on Google Analytics data between July 2022 and December 2022.

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

Attractive business model leading to strong financial profile

Our online property listing marketplaces use a tiered subscription model to enable agents to advertise properties and help them match buyers and tenants in all our markets. In Vietnam we have a tailored pay per listing model as well as a range of depth products that help to drive our yield for the Vietnam marketplace by allowing agents to improve the ranking of their listings and/or make their listings more attractive to consumers. We offer a broad suite of services for developers across our markets, including digital advertising and awards and events to help feature and promote their projects. Our data services business serves real estate agents and agencies, developers, banks and valuers by powering confident decisions, transparency, and efficiencies in the real estate industry with data, insights and intelligent software. Our Fintech business, which is based on commissions for loan origination and digital advertising services for lenders, helps address the opaque, slow and manual bank mortgage process and unfamiliarity of agents with mortgage products. We deliver smart home financing solutions that digitally integrate the home financing ecosystem and leverage customer data to deliver and extract economic value over the customer lifetime.

Focus on technology and innovation

Our ongoing investment into our platforms by scaling our product and technology teams is the key enabler to sustained innovation, and this has allowed us to continue developing proprietary technology platforms, with innovative features and functionality to deliver our agent and developer clients and property seekers a better experience. Our platforms have been developed to operate efficiently across different markets in multiple languages and currencies and with integrated mobile and other technology capabilities. Our business is underpinned by constant technological innovation and investment. With artificial intelligence and machine learning, we provide tailored recommendations to enhance the user experience and improve the quality of our property photos through sophisticated image moderation. With immersive content we deliver guides to the ‘green’ credentials of a listing and PropertyGuru Lens—an AI-driven tool to allow users to search property through their smartphone camera. We have developed data tools to empower our agent customers with near-real-time property transaction data across our customer website, apps and platforms, and provide timely market trend notifications relevant to agents’ listings. Our PropertyGuru DataSense market intelligence platform supports agents, developers, banks and investors in making better property decisions. Our API products allow customers to directly integrate selected insights into their systems. Our PropertyGuru FastKey platform is sales process automation software that has evolved into a tool for developers to digitize and optimize their sales processes. Our SaaS-based property valuation management tool, ValueNet, digitizes and provides an end-to-end ecosystem that increases efficiency, reduces cost and streamlines workflows for banks and valuers by automatically routing bank requests for valuation and facilitating tracking, management and valuation requests. We are also investing in our Fintech services and our home services platform, Sendhelper.

Successful growth through strategic acquisitions

We have supplemented our organic growth initiatives with a number of strategic acquisitions in recent years that have primarily been executed to accelerate market penetration in our Priority Markets and to further integrate the breadth of our product offerings in, and to fast-track expansion into, new markets. Our significant acquisitions between 2015 and 2022 include:

•
PropertyGuru FastKey to strengthen new project sales capability (July 2015);
•
RumahDijual to solidify market position in Indonesia (December 2015);
•
Asia Property Awards to strengthen relationships with senior management of developers and offer a comprehensive developer marketing solution (January 2016);
•
Batdongsan.com.vn to gain access to Vietnamese property market (20% stake in 2016 and 100% ownership in October 2018);
•
MyProperty Data, a data analytics platform in Malaysia (December 2020);
•
The Project Panama Entities acquisition, through which we acquired iProperty.com.my and thinkofliving.com to add to the portal businesses in Malaysia and Thailand, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia; and
•
Sendhelper, a Singapore home services technology company (October 2022).

We have grown through expanding beyond Singapore, increasing our number of agents and increasing ARPA across each of our Priority Markets (excluding Vietnam where we operate a pay-as-you-go model and focus on increasing the number of listings and revenue per listing). We have a strong track record of M&A integration, with our operations in Singapore, Thailand, Indonesia and Malaysia (excluding the recently acquired Project Panama Entities) using a common technology platform and a single source code for our marketplace offerings where applicable, which provides scale efficiencies and gives us speed-to-market with new products and developments. While our Vietnam business currently operates its own technology platform, as the Vietnamese market matures, we may seek to integrate the business into our common technology platform over time.

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

Our Growth Strategy

Technology innovation underpinning growth

Technology development and product innovation are central to our growth strategy. We intend to continue focusing on technological innovations, including expanding our depth products offering to enable our customers to further differentiate their property listings and advances in automation and our Fintech and data services.

Agent/agency initiatives

In Singapore, we are shifting our focus to driving significant ARPA growth based on the “up-sell” of higher-tier subscription packages to deliver enhanced value and increased innovation to enhance depth product penetration.

We are in a high growth phase in Vietnam, where we believe there is substantial opportunity for continued expansion through customer acquisition, growth in the number of listings with increasing demand, and increased average revenue per listing. In Malaysia, Indonesia and Thailand, our near-term focus is on enhancing our property seeker proposition to increase our agent base, and looking to improve monetization by increasing ARPA across our agent base through increased penetration of depth products. In Malaysia and Thailand we are also focused on the integration of our business with the recently acquired Project Panama Entities.

Developer proposition

Our key focus includes continued innovation and product development in our data services offerings and increased executive engagement with top regional developers, supported by our award shows and events. We expect that growth will continue to be supported by the migration from offline to online advertising as developers in our Priority Markets continue to increase their online advertising expenditure.

Strategic acquisitions

Strategic acquisitions remain a core component of our growth strategy. We intend to continue supplementing our organic growth initiatives with strategic acquisitions to further integrate the breadth of our product offerings in our markets. We will continue to assess acquisition or partnership opportunities to enter new markets or strengthen our product offerings, including potentially funding further acquisitions into direct adjacencies as described below. See “—Pursuing adjacent growth opportunities.”

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

Acquisition of the Project Panama Entities

On August 3, 2021, we completed the acquisition of the Project Panama Entities, pursuant to which we allotted and issued to REA new ordinary shares in our capital comprising an 18.0% equity interest in our enlarged company. REA is also entitled to appoint one director to our Board and has appointed Owen Wilson as a director of the Company.

The Project Panama Entities operate the following:

•
iProperty.com.my, a digital property marketplace in Malaysia. iProperty.com.my is the second-leading digital property marketplace in Malaysia (after PropertyGuru) in terms of number of real estate listings for 2022 and in terms of Engagement Market Share based on SimilarWeb data between July 2022 and December 2022;
•
Brickz.my, an online data platform providing property transaction data in Malaysia. Brickz.my compiles officially recorded transactions from sources in Malaysia and provides this information to customers for a fee (for single reports on a particular project/township or for subscriptions) or for free on its website (for the latest available 10 past transactions for any projects/townships). The data insights provided by Brickz.my are also available to subscribers of iPropertyPRO, thereby providing property agents with valuable insights into the property market, which helps them make better-informed decisions; and
•
Thinkofliving.com, a property review site in Thailand. thinkofliving.com has Engagement Market Share of 4% based on SimilarWeb data between July 2022 and December 2022.

Our acquisition of the Project Panama Entities establishes Malaysia as a third large growth market for our Company and brings significant synergies to us. We believe that our acquisition of the Project Panama Entities will bolster our ability to provide property seekers with transparent and easy access to the most comprehensive set of data, actionable insights, and services to support their home ownership aspirations in Southeast Asia. We also believe that the acquisition will accelerate our ambition of becoming the “Trust Platform” for the property ecosystem—a platform that connects Southeast Asia’s property markets into an efficient ecosystem that builds trusted relationships between agents, consumers, developers, valuers and banks by driving greater transparency and efficiency.

The transaction also provides support from REA Group, a global PropTech platform, as a strategic shareholder. As part of the PIPE Investment, REA has made an additional $51.9 million equity investment in the Company, which included REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru.

Our Products and Services

We are an operator of digital property marketplaces in Southeast Asian countries, namely Singapore, Vietnam, Malaysia, Thailand and Indonesia. Digital property marketplaces provide a platform for the advertising of real estate (including residential, commercial and industrial properties) for sale or lease by real estate agents, property developers and in some cases by individual vendors. Digital property marketplaces provide access to a much wider range of properties than is available on the websites of individual estate agents or developers, and with advanced search functionality, allow property buyers to filter properties based on individual requirements and easily search for appropriate properties while providing content to guide and advise buyers. For property advertisers, portals offer access to a much larger group of potential buyers than can be achieved through personal contacts and direct marketing.

Our business provides a range of products and services for agents/agencies, developer, valuer and financial institution customers. We primarily offer tiered-subscription packages to our agent/agency customers that give them access to our digital property classifieds marketplaces, generating opportunities for them to rent or sell properties to property seekers. Our offering to developers primarily consists of digital advertising on our websites, participation in annual award shows and events and our sales process automation and data products. Our data and software solutions business serves real estate agents and agencies, developers, banks and valuers with our market insights and intelligence and valuation management tool. Our recently acquired Singapore home services technology company, Sendhelper, connects homeowners and tenants with verified home service providers.

(1)
These Agents pay annual upfront fees that generally may not be refunded after the initial 30 day trial period has elapsed so are considered recurring.
(2)
Depth products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance.

Agents Business

Our agents business provides products and services to agents and some select agencies through our digital property classifieds marketplaces. Currently in our Priority Markets, property owners typically do not work exclusively with a single agent, and it is permissible for multiple agents to market a single property. As a result, we focus on developing relationships with and generating revenue from individual agents, rather than competing for individual property listings, as is common in developed markets like Australia. Based on our last six months average as of December 31, 2022, we have over 63,000 agents in our Priority Markets.

Our revenue model is predominantly subscription-based, where agents currently pay upfront fees for an annual subscription that provides them with a number of credits. In all our Priority Markets other than Vietnam, agents can currently select one of our annual subscription packages, with each subscription package providing a different number of concurrent listings, credits, functionality of data and premium features. Higher tier subscription packages offer access to more features and a greater volume of credits.

Agents can use credits to list properties and purchase depth products to increase the prominence of their listings on our digital marketplaces. Agents can purchase additional discretionary credits as they utilize those included in their subscription package, or they can purchase certain products directly on a cash basis. We offer a premium form of credit, “Prime Credits”, that allows agents in Singapore and Malaysia to book, reserve and extend “Featured Agent” slots, which provide agents with exposure in a particular development or area,and agents in Singapore to use the “Promoted Listings” tool, which enhances visibility of property listings to property seekers searching for properties with similar criteria. “Prime Credits” are included in higher subscription packages and are available for individual purchase.

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
•
Promoted Listings, which enhances visibility of property listings to property seekers searching for properties with similar criteria;
•
Turbo, which provides increased listing exposure through listing placement at the top of the search, larger photos and additional content;
•
Boosts, which boost listings to the top of the search page for a period; and
•
Reposts, which involve the reposting of existing listings so that the expiry date of the listings will be automatically extended, raising its position in search results.

Depth products provide an encouragement for agents to either upgrade their base subscription package or buy more discretionary credits. Agents are charged additional fees for these services. “Featured Agent” and “Promoted Listings” products are able to be purchased only through our premium form of credit, “Prime Credits”, which are included in our higher tier subscription packages and available for purchase on top of subscription packages.

Our Singapore business has seen continued take-up of depth products, including “Featured Agent”, “Turbo” and “Promoted Listings”. However, this take-up is still below comparable businesses in developed markets such as Australia and the United Kingdom where premium products have been a significant source of advertising revenue growth. We believe that there is significant potential to increase depth product revenues in our new and existing agent base in Singapore but also in Malaysia, Thailand and Indonesia, where depth product penetration has been lower.

An example of our tiered subscription pricing model and the inclusions within these packages is set out below, as of December 31, 2022. This example shows our Singapore subscription packages. Our subscription packages are similar across all of our Priority Markets with the exception of Vietnam—which operates under a pay-as-you-go model.

Note: Our subscription packages are similar across all of our markets except for Vietnam, which operates under a “pay as you go” model

(1)
Basic functionality refers to non-real time project data and basic listing performance insights
(2)
Limited functionality refers to non-real time project, unit, and market data, as well as advanced listing performance insights
(3)
Full functionality refers to real time data and full listing performance insights

Developer Business

Our developer business provides developers with access to our Awards and Events and Digital advertising solutions.

Our awards and events business, which is an integral component of our developer business, is one of the largest property awards series in Asia based on the number of markets covered and consists of an independent judging panel of industry experts in each market. In 2022, our awards and events business sourced entries from thirteen markets across Asia and held awards ceremonies in seven of these markets to assess and honor top developers for their achievements. The awards and events business generates revenue by assessing residential and commercial properties and organizing annual property awards events (physical and digital) in various countries to honor top developers. Winners are entitled to use the official PropertyGuru Asia Property Awards logo in their external marketing materials and are provided with digital marketing packages. In addition to providing a strong revenue stream from our developer customer base, the awards and events business provides long-term strategic value by allowing PropertyGuru to build strong relationships with developers. Our awards and events business, PropertyGuru Asia Property Awards, contributed S$5.8 million, S$6.3 million and S$8.9 million to our revenue in 2020, 2021 and 2022.

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

Our Priority Markets

Singapore

We began operations as a digital property classifieds marketplace in Singapore in 2007. We have the largest market share among digital property marketplaces in Singapore with 81% Engagement Market Share (5.2 times more than our closest peer), based on SimilarWeb data between July 2022 and December 2022. Organic traffic represents 91% of the traffic to our platforms in Singapore, based on Google Analytics data between July 2022 and December 2022. Our Singapore marketplaces business contributed S$46.5 million, S$55.9 million and S$69.2 million of our revenue in 2020, 2021 and 2022, respectively.

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

We also own CommercialGuru.com.sg (“CommercialGuru”), a marketplace for office space, retail and industrial property. CommercialGuru provides a directory of commercial properties as well as leads for commercial services, including financial and household maintenance services. It also provides commercial property resources, market news and research reports.

We launched our mortgage business, PropertyGuru Finance, in Singapore in March 2020 and in October 2022, we acquired Sendhelper, a Singapore home services technology company.

Vietnam

We first entered the Vietnamese market in 2016 when we acquired a 20% stake in the holding company of Batdongsan.com.vn, the leading digital property marketplace in Vietnam. In 2018, we increased our 20% shareholding in the Vietnamese legal holding structure to fully consolidate the business from an accounting perspective. Batdongsan.com.vn has the largest market share among digital property marketplaces in Vietnam with 75% Engagement Market Share (3.1 times more than its closest peer), based on SimilarWeb data between July 2022 and December 2022, underpinned by high organic traffic and a strong brand. Organic traffic represents 98% of the traffic to our platforms in Vietnam, based on Google Analytics data between July 2022 and December 2022. The strong economic growth in Vietnam, combined with looser restrictions on foreign real estate purchases and a growing middle class, have driven a boom in the Vietnam residential property market over the last decade. We have benefited from this growth as more people use our platform to advertise their property listings.

Our Vietnam business operates on a pay-as-you-go model, due to the nature of the market where a large portion of agents are casual or part-time in nature only, as compared to Singapore and our other Priority Markets where there is a significant number of full-time, professional and registered agents. Our Vietnam marketplaces business contributed S$18.2 million, S$18.8 million and S$24.0 million of our revenue in 2020, 2021 and 2022, respectively, and was Adjusted EBITDA positive in each of those periods. We are in a high growth phase in this region, where we believe there is substantial opportunity for continued expansion through customer acquisition and increased average revenue per listing, while expanding profitability.

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

On August 3, 2021, we acquired iProperty.com.my, the second-leading portal in Malaysia (in terms of Engagement Market Share, based on SimilarWeb data for the last three month average as of December 31, 2020), and Brickz.my, an online data platform providing property transaction data in Malaysia. Through the PropertyGuru and iProperty platforms, we have the largest market share among digital property marketplaces in Malaysia with 93% Engagement Market Share (15.2 times more than our closest peer), based on SimilarWeb data between July 2022 and December 2022. Organic traffic represents 76% of the traffic to our platforms in Malaysia, based on Google Analytics data between July 2022 and December 2022. Our acquisition of the Project Panama Entities establishes Malaysia as a third large growth market for our Company and brings significant synergies to us in the form of reduced marketing spend, increased cross-selling opportunities and staff optimization. PropertyGuru anticipates that the consolidation of functions (Product, Technology, Finance, Sales, Marketing, and HR) within the two brands will continue to drive further efficiencies and synergies. For more information, see “—Our Growth Strategy— Acquisition of the Project Panama Entities.”

Our strategy has been to invest in long-term fundamentals by ensuring we provide the best consumer experience, build strong organic traffic, and invest in solid customer relations for purposes of listing acquisition and monetization. With the acquisition of iProperty.com.my, our Malaysian business is now in a phase of integration and increasing profitability, where having acquired the majority of the agent market we are now primarily focused on increasing ARPA through pricing measures and increasing depth products penetration to enable our customers to further differentiate their property listings. Our Malaysia marketplaces business contributed S$7.5 million, S$14.3 million and S$25.4 million of our revenue in 2020, 2021 and 2022, respectively.

In December 2020, we acquired MyProperty Data, Malaysia’s largest property data company.

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

Our strategy in Thailand is categorized by growth and investment. We believe that we have an opportunity to extend our leadership position by increasing our agent numbers, as well as driving ARPA growth across the business. On August 3, 2021, we acquired thinkofliving.com, a property review site in Thailand. For more information, see “Business—Our Growth Strategy—Acquisition of the Project Panama Entities.”

We have the largest market share among digital property marketplaces in Thailand with 58% Engagement Market Share (2.5 times more than our closest peer), based on SimilarWeb data between July 2022 and December 2022. Organic traffic represents 61% of the traffic to our platforms in Thailand, based on Google Analytics data between July 2022 and December 2022. Our Thailand marketplaces business contributed S$6.1 million, $6.1 million and S$9.6 million to our revenue in 2020, 2021 and 2022, respectively.

Indonesia

We entered the Indonesian market in 2011 through our acquisition of Rumah.com. We further strengthened our position with the acquisition of RumahDijual.com in 2015, which brought together two of Indonesia’s leading property websites. We completely overhauled our Indonesian business website in October 2011 to bring it onto the same platform and brand identity as our other Southeast Asian operations. “Rumah” means “home” or “property” in Bahasa Indonesia, which gave us the benefit of increased Google search traffic for people looking for these relevant keywords. Our Indonesian marketplaces business contributed S$1.8 million, $2.3 million and S$2.6 million to our revenue in 2020, 2021 and 2022, respectively.

We have a 22% Engagement Market Share (0.3 times our closest peer), based on SimilarWeb data between July 2022 and December 2022. Our nearest peer operates both property classifieds and digital agency models. Organic traffic represents 92% of the traffic to our platforms in Indonesia, based on Google Analytics data between July 2022 and December 2022.

Fintech and Data Services Business

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

We launched our mortgage business, PropertyGuru Finance, in Singapore in March 2020. PropertyGuru Finance provides financial institutions with access to our digital mortgage marketplace. Buyers are matched to suitable mortgages online and through a team of PropertyGuru mortgage advisors. Upon each successful match, the financial institution pays PropertyGuru a commission. In October 2021, we launched “SmartRefi.” Bringing innovation to mortgage refinancing in Singapore, SmartRefi is a tool that lets users auto-track their mortgage against daily market rates to help them decide the best time to refinance. We also generate revenue from PropertyGuru Finance through insurance cross-selling commission and digital advertising services for lenders.

As of the end of December 2022, the value of mortgages that were arranged by PropertyGuru Finance was in excess of S$3 billion and we believe there is still significant potential for growth. We also intend to expand our PropertyGuru Finance offering beyond Singapore into our other Priority Markets, either organically or through strategic acquisitions.

Data Services

We believe there is a significant opportunity for us to expand our business through the development or acquisition of data capabilities. Our approach has been to position ourselves as a single source of truth with respect to our proprietary consumer demand and property supply data, and provide reference price data in countries without official records. In addition, we have built up our data science and technology capabilities, and have increased ease of data access through more intuitive interfaces.

Through our data services business, we provide data, insights and intelligent software to real estate agents and agencies, property developers, valuers, banks, investors and other enterprise clients. PropertyGuru DataSense is our property market intelligence platform, which provides among others pricing analytics, location insights, residential demographics, migration patterns, property seeker demand analysis, auction data and geo-analytics. ValueNet is our cloud-based solution for valuers and banks to help them improve the turnaround time and quality of their property valuations. The system analyzes and validates property valuation data, automatically routes bank requests for valuation and facilitates tracking, management and valuation requests. ProxyPrice is our property price valuation estimate tool which generates customized reports and property insights based on up-to-date transaction data and intelligent algorithms. Our Saas-based automation solution, PropertyGuru FastKey, is used by developers to distribute content, as well as to manage their salesforce and leads. Developers use this software to automate multiple parts of their sales process from sales collateral delivery, tracking the performance of various sales channels, digitizing document generation, accepting real-time bookings and accessing an agent marketplace to ensure faster sales of their new projects.

Home Services

In October 2022, we acquired Sendhelper, a Singapore home services technology company which connects homeowners and tenants to a network of verified home service providers. The services include, among others, cleaning, air conditioner maintenance, and handyman and repair services. The acquisition represents our entry into the home services industry and is in line with our growth strategy of expanding into adjacencies while investing in its core marketplaces business towards creation of a digital property ecosystem for all its stakeholders in Southeast Asia. With the addition of Sendhelper, we aim to become a one-stop destination for property seekers to not only find, finance and own their dream home but also manage and maintain it.

Our Platform and Technology

Platform overview

We operate desktop web, mobile web and mobile application platforms across all our Priority Markets. Our mobile web and mobile application platforms are our primary driver of user engagement, with approximately 62% of traffic to our platforms coming from mobile, based on Google Analytics data between July 2022 and December 2022.

We use a common multi-tenant technology platform and single source code for our marketplace offerings in each of our Priority Markets except in Vietnam and the recently acquired Project Panama Entities. This provides scale efficiencies, and gives us speed-to-market with new products and developments. In each Priority Market, the platform is localized, including in terms of language and currency and certain market-specific features and configurations. In addition to our core marketplace platform, we are investing towards building a data platform to power our data offerings for our business and enterprise customers in our priority markets.

Our Vietnam business currently operates on its own technology platform. This strategy currently suits our business in Vietnam given the stage of the business and the market structure (both payment model and agent structure) relative to our other Priority Markets. As the Vietnamese market matures, we may seek to integrate the business into our common technology platform.

Our technology platform design is centered on our key user groups—property seekers and sellers, agents, developers, banks and valuers.

•
For property seekers, our business has desktop web, mobile web and mobile applications consisting of a user-friendly interface and layout. Our business across our Priority Markets has over 3.2 million monthly real estate listings, based on data between July 2022 and December 2022, as well as extensive data and content to help property seekers better understand the market. Our property seeker platform includes a streamlined and intuitive navigation flow, powered by artificial intelligence, to optimize the user search experience. Our platform has the capability to personalize user experience based on usage history so users can quickly resume searches and find relevant content, which provides a seamless experience for returning users. This functionality is complemented by tailored content for our rental and sales offerings. We utilize augmented reality technology to provide property seekers with immersive content experiences such as PropertyGuru Lens.
•
Our technology platform for agents is underpinned by easy-to-use online marketplaces, where agents can view and update their current listings, add new listings and are given access to data analytics tools that help them understand the performance of their marketing process. Some of our discretionary depth products are integrated into the platform providing features such as email alerts, display rankings or enhanced listings. The platform also supports online payments for credits and depth product purchase by agents to enhance the convenience and ease of purchase.
•
PropertyGuru DataSense is our property market intelligence platform that primarily serves agencies, developers, valuers, investors and banks. It is based on a variety of proprietary and third party datasets, including transaction databases, portal-based demand and supply, auction and mobility data. The portal provides among others pricing analytics, location insights, residential demographics, migration patterns, property seeker demand analysis, auction data, geo-analytics and more. The platform also supports provisioning of home reports as well as valuation estimations based on our ProxyPrice model. ProxyPrice is our property price valuation estimate tool which generates customized reports and property insights based on up-to-date transaction data and intelligent algorithms.
•
Our cloud-based solution ValueNet helps banks and valuers in Singapore and Malaysia to improve the turnaround time and quality of their property valuations by analyzing and validating property valuation data, as well as digitalizing and streamlining the real estate valuation process. ValueNet is a SaaS-based property valuation management solution that automatically routes bank requests for valuation to valuers and facilitates tracking and management of valuation requests, as well as supporting two-way communication. ValueNet also serves valuers with transaction data for required valuation comparables, and digitalizes and automates part of the valuation process.
•
We also provide selected insights on a per-use basis through application programming interfaces (“APIs”) that are available for our clients to ingest directly into their systems. We currently provide these API services, including ProxyPrice estimates and our risk API, in Malaysia and Singapore to clients including property agencies, insurance providers and banks. The ProxyPrice API allows clients to input any address to receive a valuation estimate and the risk API allows clients to source for certain property or risk-related information sourced from various public and proprietary data sources, such as weather impact, flood risk, and distance between the property and relevant points of interest such as urgent care facilities, fire stations and police stations.
•
Our SaaS-based sales automation solution PropertyGuru FastKey is used by developers to distribute content, as well as to manage their salesforce and leads. Developers use this software to automate multiple parts of their sales process from sales collateral delivery, tracking the performance of various sales channels, digitizing document generation, accepting real-time bookings and accessing agent marketplaces to ensure faster sales of their new projects. In addition to allowing developers to centralize key project processes, this software gives them access to rich media content and enables the creation of compelling and interactive presentations to entice buyers.
•
PropertyGuru FastKey also has an agent outreach functionality that gives developers a marketplace for agents across the region, as well as transaction automation that provides live tracing and forecasting of inventory, eBooking to support online payment processing and other features including process automation tools and a direct property seeker online booking system.

Product development

Our business is underpinned by constant technological innovation and investment. We have developed proprietary, scalable technology platforms, with features and functionality designed to deliver our customers and property seekers a great user experience. Our platforms have been developed to operate efficiently across different markets in multiple languages and currencies and with integrated mobile and other technology capabilities.

Artificial Intelligence and Machine Learning

We have developed software that leverages artificial intelligence to make every property search a highly personalized and intuitive experience. Our on-site discovery capability is driven by our proprietary Artificial Intelligence Recommendation Engine (“AIRE”), which we launched in April 2018. Our AIRE allows us to recommend a property based on property seekers’ preferences and behaviors. Underpinning this are machine learning algorithms, which have been trained to recognize behavioral cues to determine the kind of properties that could be of best interest to the user. As AIRE learns more about each user’s unique needs and preferences, the platform will become increasingly tailored, smarter, and more accurate. As property recommendations to the user improve, the user experience is enhanced through increased engagement, which allows us to more easily retain those users.

In addition to enhancing our listing discovery capabilities via AIRE, artificial intelligence plays an integral role in the ongoing moderation and quality control of content via our proprietary Quality Photos Guide. Internal data analytics have shown us that listings with images containing face/text overlays generate fewer leads, and some images on listings are “broken” where only a partial portion of the image can be seen. Using artificial intelligence, we automatically scan uploaded images and flags problematic images. The listings are then assigned a quality score based on the analysis, after which agents are alerted to problematic images, and given tips on how best to improve their images and listing performance. This process allows for significantly better listing performance, and our AI-driven solution seeks to ensure that all images uploaded by agents comply with contemporary property seeker expectations on image quality. The technology extends beyond images, and is also being used to analyze text in listings.

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

Data and Software Solutions

Our PropertyGuru DataSense market intelligence platform supports agents, developers, banks and investors make better property decisions. Our API products allow customers to directly ingest selected insights into their systems. Our PropertyGuru FastKey platform is sales process automation software that has evolved into a tool for developers to digitize and optimize their sales processes. Our SaaS-based property valuation management tool, ValueNet, digitizes and provides an end-to-end ecosystem that increases efficiency, reduces cost and streamlines workflows for banks and valuers by automatically routing bank requests for valuation and facilitating tracking, management and valuation requests. We are also investing in our Fintech services and our home services platform, Sendhelper. For more information, see “—Our Platform and Technology—Platform Overview.”

Marketing and Brand Awareness

Our marketing focuses on three audiences: (i) property seekers, (ii) real estate agents and (iii) real estate developers.

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

Priorities in marketing to property seekers in each of our markets are Search Engine Optimization (“SEO”), content marketing and branding. The strength of our brands, the extensive volume and quality of our first-party data and our strong organic positions in critical online channels (e.g. Google) provide a strong basis for continued attractive acquisition unit economics in the medium-term.

In December 2022, we launched our enterprise solutions brand, PropertyGuru For Business, which includes a unified service and proprietary data solutions, event solutions and marketing services to guide enterprise clients such as property developers, agencies, banks, valuers, city planners and policy makers. PropertyGuru For Business works with property stakeholders to improve systems in markets where it operates by championing and enabling digitalization so that all property stakeholders can leverage deeper insights to make more confident decisions in a more transparent property ecosystem.

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

Supplier Relationships

We have developed most of our core technology internally utilizing open-source code (with the exception of the technology platforms that underpin our Vietnamese business and the business of the Project Panama Entities. This includes, but is not limited to, our digital property classifieds marketplaces and other innovations such as PropertyGuru FastKey, StoryTeller and PropertyGuru DataSense.

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

As of December 31, 2022, we have 80 registered trademarks, including registrations for “PropertyGuru” and the PropertyGuru logo. We are the registered holder of a variety of domain names, including “PropertyGuru.com.sg,” “CommercialGuru.com.sg,” “Rumah.com,” “RumahDijual.com,” “Batdongsan.com.vn,” “DDProperty.com” and “asiapropertyawards.com,” and have full legal rights over all these domain names for the period for which such domain names are registered. We also have 14 pending trademarks as of December 31, 2022.

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

For risks related to our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Technology.”

Diversity and Inclusion

We value the benefits that diversity and inclusion bring to its business. By building a team with individuals from diverse backgrounds, accompanied by a culture of inclusion, we believe that we can accelerate innovation and embrace the unique experience, ideas, skills and perspectives of every individual. As of December 31, 2022, our employees come from 34 different countries around the world, and 65% of our employees and one-third of our directors are women. As a business, we believe that this focus on diversity and inclusion can help to enable the delivery of the best customer and consumer experience and shareholder value.

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

Environmental, Social and Governance (“ESG”)

Addressing the ESG risks and opportunities that are relevant to our Company is a strategic priority that we intend to embed into our core business activities. In 2022, we started to develop our ESG strategy by conducting an assessment to determine the ESG topics that are of greatest current relevance to our business and our stakeholders, and where we can make the most impact.

Key aspects of this assessment included:

•
identifying relevant industry trends via peer benchmark, external trends analysis, and review of industry specific ESG standards; and
•
capturing feedback from key internal and external stakeholders to understand their visions of sustainable success.

Key stakeholders engaged included our employees, our leadership team, our board of directors, key investors, our customers, industry associations and regulatory bodies.

We intend for these ESG pillars derived from the identified priority topics to constitute the framework for our ESG strategy going forward, including as it relates to our overall business strategy and future operationalization of our ESG strategy. We also recognize that urgent society-wide action is needed to combat climate change and transition to a low carbon economy and, accordingly, are taking steps to evaluate our greenhouse gas emissions profile.

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely our Priority Markets. We are subject to laws and regulations relating to, among others, data privacy and consumer protection laws, intellectual property rights, anti-bribery and corruption, anti-money laundering and terrorism financing, employment and labor, foreign investment, dividend distributions and foreign exchange controls.

As PropertyGuru is a Singapore-incorporated company, we are, with regards to privacy legislation, subject principally to the Personal Data Protection Act 2012 (“PDPA”) in relation to the collection, use and/ or disclosure of personal data.

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
•
Data portability obligation: An organization is required to transmit an individual’s personal data that is in electronic form to another organization if requested by that individual. Note that as at the date of this Annual Report, this obligation is not yet in force.

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

Similarly, there are personal data protection laws and regulations imposed on the Group Companies in each of the other Priority Markets and India, where a number of our employees are located, including Malaysia’s Personal Data Protection Act 2010, Thailand’s Personal Data Protection Act 2019, India’s Information Technology Act 2000 and Vietnam’s data protection, personal information and privacy regulations set out in the Constitution 2013, the Civil Code 2015 and in sectoral laws including but not limited to Decree 53 and the Law on Cybersecurity 2018 and the Network Information Security Law to protect personal data and other confidential information from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction of such information. In Indonesia, we are subject to the Law on Protection of Personal Data, which is subject to a two-year transitional period following its enactment in October 2022, as well as other laws and regulations governing personal data protection, including the Law on Electronic Information and Transactions.

We have also aligned our practices with the Practice Guidelines for Ethical Advertising issued by the Council for Estate Agencies (the “CEA Practice Guidelines”). The CEA Practice Guidelines seeks to provide estate agents and salespersons with clear and detailed guidelines on the use of advertisements to comply with the Code of Ethics and Professional Client Care established under the Estate Agents (Estate Agency Work) Regulations 2010 and establish best practices in advertisements. While our management has confirmed that we are not regulated by the Council for Estate Agencies, as a publisher of property listings, we nevertheless observe the CEA Practice Guidelines as a matter of best practice. Other than in Malaysia, where registered agents are required to comply with advertisement and publicity requirements, there are no similar regulations and guidelines in the other Priority Markets.

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

PropertyGuru Group Limited
100%
PropertyGuru Pte. Ltd.
(Company Registration No. 200615063H)
49.99%
99.99%
100%
AllProperty Media Co. Ltd.
(Company Registration No. 0105554034437)
PT AllProperty Media
(Company Registration No. 09.03.1.63.69427)
Sendtech Pte. Ltd.
(Company Registration No. 201434475Z)
0.001%
0.01%
49.997%
50.001%
(100,002sh)
PropertyGuru International (Malaysia) Sdn Bhd
(Company Registration No. 201001036744 (920667-W))
100%
99.9989%
PropertyGuru Viet Nam Joint Stock Company
(Company Registration No. 0104630479)
DDProperty Media Ltd.
(Company Registration No. 0105555086902)
48.73%
0.05%
51.22%
1% (1,000sh)
99.9999%
MyProperty Data Sdn Bhd
(Company Registration No. 201501025121 (1150443-M))
100%
PropertyGuru International (Thailand) Co. Ltd (N1)
(Company Registration No. 0105559008841)
49%
Do Thi Media Service Limited Company
(Company Registration No. 0313969106)
Ohm Ammaramon (N3)
iProperty.com Malaysia Sdn Bhd
(Company Registration No. 200201033185 (600850-K))
100%
0.0001%
PropertyGuru Group (Thailand) Co. Ltd (N2)
(Company Registration No. 0105558183771)
99.997%
Nguyen Duc Thang
0.00055%
1%
IPGA Management Services Sdn Bhd
(Company Registration No. 201101002915 (931053-X))
100%
50.7%
0.00055%
iProperty (Thailand) Co. Ltd
(Company Registration No. 0105558054432)
48.8%
0.5%
Red Soil Vietnam Company Limited
PropertyGuru Technologies Private Limited
(Company Registration No. U72200KA2021FTC145541)
99%
Kid Ruang Yu Co. Ltd
(Company Registration No. 0105555004248)
48.99%
0.0001%
51%
100%
Brickz Research Sdn Bhd
(Company Registration No. 201501002449 (1127781-T))
Prakard IPP Co. Ltd
(Company Registration No. 0105559073805)
0.19%
0.001%
99.8%
Country of incorporation
Cayman Islands
Singapore
Thailand
Indonesia
Malaysia
Vietnam
India
Ownership
Subsidiary
Not a Company subsidiary
Activity
active
dormant

Notes:

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

We also lease offices in Vietnam, Malaysia, Thailand, Indonesia and India. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Item 3. Key Information—D. Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” sections and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

For a discussion of our results in the year ended December 31, 2021 compared to the year ended December 31, 2020 and certain comparative numbers in fiscal 2020, please refer to “Part I — Item 5. Operating and Financial Review and Prospects" contained in our Annual Report on Form 20-F for fiscal 2021 filed with the SEC on May 2, 2022.

A. Operating Results

Company Overview

We are the leading PropTech company in Southeast Asia, with leading Engagement Market Shares in Singapore, Vietnam, Malaysia and Thailand, based on SimilarWeb data between July 2022 and December 2022. Our mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. Our platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital and marketing services for developers; (3) a digital mortgage marketplace and brokerage; (4) a data services business for enterprise clients including property agencies, developers, valuers and banks; (5) sales process and workflow automation software for developers; and (6) an online marketplace that connects homeowners and tenants with verified home service providers.

There are a number of factors that affect the performance of our business, the comparability of our results from period to period and the market price of our ordinary shares, including:

Global economic conditions and inflation

In many countries globally, including our Priority Markets, there are concerns over rising inflation and potential economic recessions, including due to the impacts of the COVID-19, such as the global supply chain disruptions, government stimulus packages and rising costs of commodities, and geopolitical conflicts. Inflationary pressures, rising interest rates and governmental fiscal activity have affected our business, the businesses of our agents and developers and the real estate markets in our Priority Markets.

We incur some of our revenues and expenses in other currencies, including Singaporean Dollars, Indonesian Rupiah, Thai Baht, Vietnamese Dong and Malaysian Ringgit among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business will exceed the rate of devaluation of such countries’ currencies in relation to the Singapore dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies, and we may be adversely affected in the future by inflationary pressures and increases in interest rates.

Inflation also impacts our operating costs. A prolonged period of inflation could cause interest rates, wages, commodity prices and other costs to increase. Inflationary pressures increased our operating costs in 2022 and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. We implement initiatives from time to time to alleviate inflationary pressures, such as alternative supply arrangements and changes to our hiring policies, including hiring employees in locations with lower ongoing wage costs.

Inflationary pressures and related governmental fiscal activity have also impacted mortgage affordability, access to credit, our customers’ supply chains and the economics of the real estate markets of our Priority Markets. To the extent inflation and interest rates remain elevated, these pressures may negatively impact property demand and demand for our products and services.

Governmental actions in Vietnam in 2022, including measures to control credit growth, including controlling loans for real estate, and the imposition of more stringent conditions and requirements on the private placement of bonds, significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam and reduced demand for our platform, products and services in Vietnam in the fourth quarter of 2022. This negatively impacted our revenue in Vietnam, where we operate a pay-as-you-go model in Vietnam and effective monetization depends on our ability to sustain the number of listings that agents post to our platform. Our Vietnam marketplace revenue decreased 7% to S$6 million and the number of listings decreased 22% to 1.6 million in the fourth quarter as compared to the previous year.

See also “Item 3.—D. Risk Factors—Risks Related to Our Business and Industry—Global economic conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on financial markets, the health of the real estate industry in our Priority Markets and the economy in general.” and “Risk Factors—Risks Related to Our Business and Industry—Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Singapore Dollars.”

Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher or revenue being lower than would be the case if exchange rates were stable. For example, in 2022, the U.S. Dollar strengthened as the Federal Reserve increased interest rates to combat inflation, which caused certain of our U.S. Dollar-denominated operating costs to increase against the Singapore Dollar. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, a substantial amount of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Agents: pricing and depth product utilization

Our results of operations (except in Vietnam where we operate a pay-as-you-go model) are affected by our ability to increase the prices of our subscription packages and depth products and our ability to drive subscribers toward higher-tier subscription packages and premium products. We primarily generate agent revenue on a subscription basis, whereby agents typically pay upfront fees for an annual subscription. In these markets, agents select one of our annual subscription packages, with each subscription package providing a different number of features. Higher tier subscription packages offer access to more features including data and more credits, including our premium form of credit “Prime Credits”. Depth products provide an incentive for agents to either upgrade their base subscription package or buy more discretionary credits. Depth products are optional features and add-ons that agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance. These products enable agents to further differentiate their listings through display rankings and enhanced listings and, in turn, generate more leads for their business. The addition of new depth features and the variable pricing of depth activities on our platform generally encourage utilization of credits and either upgrades to higher tier subscription packages or purchase of discretionary credits. Both these outcomes have the potential to increase revenues.

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

Continued innovation of our technology, products and services

Our ability to increase the scale of our platform in terms of number of agents and property seekers depends, in part, on our ability to maintain and enhance our platform’s features, functionality and innovation and to successfully develop or acquire new products and services. We intend to continue focusing on technological innovations, including expanding our depth products offering to enable our customers to further differentiate their property listings and advances in automation and our Fintech and data services. We have also invested into our platforms and technical capabilities by scaling our product and technology teams.

Strategic acquisitions

We undertake strategic acquisitions to accelerate market penetration in our Priority Markets; to further integrate the breadth of our product offering; and to fast-track expansion into new markets, which in turn has driven revenue growth. Since 2015, we completed a number of strategic acquisitions to expand in our Priority Markets. For example:

•
We acquired a 20% interest in PropertyGuru Viet Nam Joint Stock Company (formerly known as Dai Viet Technology & Investment JSC) and its subsidiary in 2016 and we increased our 20% shareholding in PropertyGuru Viet Nam Joint Stock Company to fully consolidate the business from an accounting perspective, which brought into our group Batdongsan.com.vn, Vietnam’s leading real estate portal.
•
On August 3, 2021, through our acquisition of the Project Panama Entities, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand digital property marketplace businesses, iProperty.com.my and thinkofliving.com, to solidify our leadership in those markets, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia. With a strong market position, we intend to grow revenues in Malaysia and Thailand and improve profitability.
•
In October 2022, we acquired Sendhelper, a Singapore home services technology company. The acquisition represents our entry into the home services industry and is in line with our growth strategy of expanding into adjacencies while investing in our core marketplaces business towards creation of a digital property ecosystem for all our stakeholders in Southeast Asia. With the addition of Sendhelper, we aim to become a one-stop destination for property seekers to not only find, finance and own their dream home but also manage and maintain it.

Acquisitions also result in acquisition-related costs, which are expensed as they are incurred.

Fluctuations in foreign currency exchange rates

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We have operations and employees in each of our Priority Markets, as well as India, where we have established a center of excellence for technology talent. We earn revenue in Singaporean Dollars, Indonesian Rupiah, Thai Baht, Vietnamese Dong and Malaysian Ringgit among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. Fluctuations in the exchange rates between the various currencies that we use (in particular the emerging markets currencies, where fluctuations in currency values are not necessarily correlated) could result in expenses being higher or revenue being lower than would be the case if exchange rates were stable. For example, in 2022, the U.S. Dollar strengthened as the Federal Reserve increased interest rates to combat inflation, which caused certain of our U.S. Dollar-denominated operating costs to increase against the Singapore Dollar.

In addition, as our cash holdings are primarily denominated in U.S. Dollars and translated into Singapore Dollars for inclusion in our consolidated financial statements, any fluctuation in the U.S. Dollar against the Singapore Dollar creates currency translation risk which may have an adverse effect on our financial position.

COVID-19 Impact

The global pandemic associated with COVID-19 has caused major disruption to all aspects of the global economy and daily life since the start of 2020, particularly as quarantine and stay-at-home orders have been imposed by many governments. The COVID-19 pandemic and resulting global and economic disruptions have affected our business, the businesses of our agents and developers and the real estate market in all of the markets in which we operate. We continuously monitor performance and other industry reports to assess the risk of future negative impacts as the disruptions of the COVID-19 pandemic continue to evolve.

Due to the adverse impact of the COVID-19 pandemic on real estate market activity across our Priority Markets during the pandemic, our revenue decreased 7.2% and our Adjusted EBITDA decreased by 64.4% from 2019 to 2020. Developer revenue in each of our Priority Markets decreased in 2020 as real estate market activity slowed and we were unable to hold Awards events during the pandemic. The market slowdown also led to lower agent discretionary revenue. We responded to the decrease in revenue by reducing our discretionary spending in 2020. We experienced strong business momentum in the late fourth quarter of 2021 and the first half of 2022, which was the result of market recovery from the impact of COVID-19 in Singapore, Vietnam and Malaysia and, despite the challenging industry landscape, we have maintained strong fundamentals that we believe will drive growth momentum coming out of the pandemic.

Any resurgence in infections and fatalities or emergence of new variants may cause governments to re-impose some or all prior or new restrictive measures, and their consequential impact on economies and supply chains could have a material adverse effect on our business, financial condition and results of operations.

See also “Item 3.—D. Risk Factors—Risks Related to Our Business and Industry—COVID-19 has adversely affected our business and may continue to adversely affect our business.”

Results of Operations

	For the Year Ended December 31,
	2022	2021
	(S$ in thousands, except share and per share data)
Revenue	135,925	100,711
Other income	2,787	1,723
Other gains/(losses) - net	21,870	(124,961)
Expenses
Venue costs	(6,864)	(5,859)
Sales and marketing cost	(20,955)	(26,297)
Sales commission	(11,163)	(7,880)
Impairment loss on financial assets	(1,180)	(2,138)
Depreciation and amortization	(21,172)	(14,032)
Impairment of intangible assets	—	(8)
IT and internet expenses	(11,313)	(7,882)
Legal and professional	(7,596)	(9,807)
Legal and professional incurred for IPO	(16,570)	(6,070)
Share listing expense	(104,950)	—
Employee compensation	(69,977)	(65,184)
Non-executive directors’ remuneration	(2,356)	(2,503)
Staff cost	(2,166)	(1,290)
Office rental	(71)	(91)
Finance cost	(2,396)	(13,909)
Other expenses	(9,973)	(2,269)
Total expenses	(288,702)	(165,219)
Loss before income tax	(128,120)	(187,746)
Tax (expense)/credit	(1,100)	333
Net loss	(129,220)	(187,413)

Comparison of Years Ended December 31, 2022 and 2021

Revenue. Revenue increased by 35.0% to S$135.9 million for the year ended December 31, 2022 from S$100.7 million for the year ended December 31, 2021.

Overall, marketplaces revenues increased by 34.4%, primarily due to improved yield derived from previous price rises and product improvements, increased real estate market activity as movement restrictions ease and Southeast Asia recovers from the COVID-19 pandemic and the inclusion of the results of the iProperty.com.my business which was acquired in August 2021.

In Singapore, marketplace revenue increased 23.9% year on year from S$55.9 million in 2021 to S$69.2 million in 2022 driven by improved yield derived from previous price rises and increased activity on our platform. We had a total of 15,156 agents with a renewal rate of 82%, reflecting a strong local property market.

In Vietnam, marketplace revenue increased 28.1% year on year from S$18.8 million in 2021 to S$24.0 million in 2022 as the local economy expanded following COVID-related lockdowns, which resulted in both an increase in the number of listings to 7.7 million and a 8.4% increase in average revenue per listing.

In Malaysia, marketplace revenue increased 77.4% year on year from S$14.3 million in 2021 to S$25.4 million in 2022 primarily due to the inclusion of the results from the iProperty.com.my business acquired in August 2021.

In Other Asia, marketplace revenue increased 45.8% year on year from S$8.4 million in 2021 to S$12.2 million in 2022 due to a gradual real estate market recovery and the inclusion of revenues from the Think of Living business acquired in August 2021.

In Fintech and data services, revenue increased 50.0% year on year from S$3.4 million in 2021 to S$5.1 million in 2022 largely due to an increase in the number of mortgages brokered as our Fintech business has scaled.

Other income. Other income increased by 61.8% to S$2.8 million for the year ended December 31, 2022 from S$1.7 million for the year ended December 31, 2021 primarily due to interest income derived from the placement of proceeds from the Business Combination in fixed deposits.

Other gains/(losses)-net. We had other gains-net of S$21.9 million for the year ended December 31, 2022 as compared to other losses-net of S$125.0 million for the year ended December 31, 2021. In 2021, the net loss was primarily due to fair value gain or loss on our Series B, D1, E and F preference shares. Our preference shares were converted into PropertyGuru Shares on August 3, 2021. In 2022, the net gain was primarily due to the fair value gain of S$23.0 million on our warrant liabilities.

Total expenses. Total expenses increased by 74.7% to S$288.7 million for the year ended December 31, 2022 from S$165.2 million for the year ended December 31, 2021. The increase was primarily due to costs related to the Business Combination, as well as investment in hiring and staff retention.

Employee compensation expenses increased by 7.4% to S$70.0 million for the year ended December 31, 2022 from S$65.2 million for the year ended December 31, 2021. The increase was primarily due to acquisition of iProperty, investment in hiring and staff retention.

Sales and marketing cost decreased by 20.3% to S$21.0 million for the year ended December 31, 2022 from S$26.3 million for the year ended December 31, 2021 primarily due to investment in marketing initiatives for Malaysia marketplace in 2021.

Depreciation and amortization expenses increased by 50.9% to S$21.2 million for the year ended December 31, 2022 from S$14.0 million for the year ended December 31, 2021 primarily due to higher investment in technology assets.

Sales commission expenses increased by 41.7% to S$11.2 million for the year ended December 31, 2022 from S$7.9 million for the year ended December 31, 2021 primarily due to the improved sales performance year on year.

Finance cost decreased by 82.8% to S$2.4 million for the year ended December 31, 2022 from S$13.9 million for the year ended December 31, 2021 primarily due to lower accretion expenses on our preference shares as they were converted into ordinary shares in August 2021.

Loss Before Income Tax. Our loss before income tax decreased by 31.8% to S$128.1 million for the year ended December 31, 2022 from S$187.7 million for the year ended December 31, 2021 primarily due to the increases in revenue and other net gains, offset by share listing expense, the increase in legal and professional fees incurred for IPO, depreciation and amortisation, employee compensation and sales commission as well as decrease in finance cost as described above.

Tax Expenses. We had tax expenses of S$1.1 million for the year ended December 31, 2022, compared to a tax credit of S$0.3 million for the year ended December 31, 2021 due to higher taxable profits in Malaysia and Vietnam.

Net loss. As a result of the foregoing, our net loss decreased by 31.1% to S$129.2 million for the year ended December 31, 2022 from S$187.4 million for the year ended December 31, 2021.

Comparison of Years Ended December 31, 2021 and 2020

For a discussion of our results in fiscal 2021 compared to fiscal 2020, please see "Part I — Item 5. Operating and Financial Review and Prospects" contained in our Annual Report on Form 20-F for fiscal 2021 filed with the SEC on May 2, 2022.

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, which is our leadership team, comprising our CEO, CFO, managing director marketplaces, chief technology officer and managing director Fintech, chief marketing officer, chief people officer and managing director data and software solutions. Our operating segments and reportable segments are each of our four marketplaces, Singapore, Vietnam, Malaysia and Other Asia, and Fintech and data services.

Our leadership team primarily uses the measure Adjusted EBITDA to assess our operating segments. The table below sets forth our segment Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated.

	Year ended December 31, 2022
	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Corporate*	Total
	(S$ in thousands except percentages)
Revenue	69,241	24,040	25,388	12,192	5,064		135,925
Adjusted EBITDA	47,626	5,470	10,208	(259)	(7,385)	(41,194)	14,466
Adjusted EBITDA Margin (%)	68.8%	22.8%	40.2%	(2.1)%	(145.8)%		10.6%

	Year ended December 31, 2021
	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Corporate*	Total
	(S$ in thousands except percentages)
Revenue	55,891	18,767	14,315	8,361	3,377		100,711
Adjusted EBITDA	33,355	2,063	(10,440)	(1,232)	(4,634)	(29,484)	(10,372)
Adjusted EBITDA Margin (%)	59.7%	11.0%	(72.9)%	(14.7)%	(137.2)%		(10.3)%

* Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. Certain elements of marketing expenses previously allocated to Corporate in the first quarter of 2022 have since been moved to the relevant business segments in line with changes to internal reporting lines.

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

The following table shows our non-IFRS financial measures and key performance metrics for the years ended December 31, 2022 and 2021.

	For the Year Ended December 31,
	2022	2021
Revenue (S$ in thousands)
Marketplaces
Singapore	69,241	55,891
Vietnam	24,040	18,767
Malaysia	25,388	14,315
Other Asia(1)	12,192	8,361
Fintech and data services	5,064	3,377
Total	135,925	100,711
Costs (S$ in thousands)
Cost of sales	20,799	16,485
Operating expenses	100,660	94,598
Total costs	(121,459)	(111,083)
Net loss	(129,220)	(187,413)
Net loss margin(2)	(95.1)%	(186.1)%

Non-IFRS Financial Measures
Adjusted EBITDA(3)	14,466	(10,372)
Adjusted EBITDA Margin(3)	10.6%	(10.3)%

Key Performance Metrics
Capital Expenditure (S$ in thousands)	23,610	14,487
Engagement Market Share(%)(4)
Singapore	81%	79%
Vietnam	75%	71%
Malaysia	93%	95%
Thailand	58%	62%
Indonesia	22%	32%
Singapore metrics
Number of agents	15,156	14,080
ARPA (S$)	4,078	3,279
Renewal rate (%)	82%	82%
Agent Services Revenue (S$ in thousands)	61,798	46,170
Developer Services Revenue (S$ in thousands)	7,442	9,783
Vietnam metrics
Number of listings (in millions)	7.7	6.3
Average revenue per listing (S$)	2.97	2.74
Agent Services Revenue	22,900	17,365
Developer Services Revenue	1,137	1,404

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

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization expense, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for our initial public offering through the Business Combination, share listing expenses and on-going costs of a listed entity.

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

Beginning in the first quarter of 2023, we will no longer remove the on-going cost of being a listed entity when calculating Adjusted EBITDA. For 2022, such costs were S$11 million, and on this basis the Company’s Adjusted EBITDA for the year ended December 31, 2022 would be S$3 million.

	For the Year Ended December 31,
	2022	2021
	(S$ in thousands, except percentages)
Net loss	(129,220)	(187,413)
Adjustments:
Changes in fair value of preferred shares, warrant liabilities and embedded derivatives	(23,341)	124,146
Finance costs - net	680	13,453
Depreciation and amortisation expense	21,172	14,032
Tax expense/(credit)	1,100	(333)
Impairment	—	8
Share grant and option expenses	5,524	10,470
Other losses - net	1,471	815
Business acquisition transaction and integration costs	4,378	8,380
Legal and professional expenses incurred for IPO	16,570	6,070
Share listing expense	104,950	—
On-going cost of a listed entity	11,182	—
Adjusted EBITDA	14,466	(10,372)
Revenue	135,925	100,711
Adjusted EBITDA	14,466	(10,372)
Adjusted EBITDA Margin	10.6%	(10.3)%

(4)
Engagement Market Share is based on average monthly engagement for the preceding six months and the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the SEC.

Engagement Market Share

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers. Monthly engagement is calculated as the number of visits to a website during a period multiplied by the amount of time spent per visit on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on average monthly engagement for the preceding six months and the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the SEC. The average time spent on a website is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity). We believe that Engagement Market Share is a useful benchmark for comparing revenue generation ability from paying agent and developer clients because it is based on consumer engagement, which we believe is in turn a useful predictor of the ability of a property marketplace to generate leads for advertisers.

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

Our ARPA has increased historically due to the more widespread use of depth products and pricing changes. In Singapore, the price of the subscription package price has increased, as has the price of discretionary credits.

We also utilize variable pricing for various actions on our platform, which has also driven APRA improvement. In addition, ARPA can be driven by changes to the subscription mix, with agents being encouraged to upgrade their subscription package to higher tier packages as their activity and credit usage increase.

We believe that ARPA is a useful metric to measure monetization of our platform.

Renewal rate (Singapore)

We define the renewal rate as the number of agents that successfully renew their annual package during a year/ period divided by the number of agents whose packages are up for renewal (at the end of their 12-month subscription) during that year/period.

Historically renewal rate has been influenced by the strength of the property market (which may encourage agents to remain operating) and by pricing actions that the Company has taken.

We believe that renewal rates are a useful metric to measure the effectiveness of our platform as a means for agents to generate leads and the success of our pricing actions.

Number of listings (Vietnam)

In Vietnam, we operate a pay-as-you-go model due to the large number of casual and part-time agents in the market, which creates a low barrier to entry. Our agents in Vietnam pay to list each individual listing instead of purchasing a subscription package. Therefore, effective monetization depends on our ability to sustain the number of listings that agents post to our platform. This is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

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

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and convertible instruments, drawdown of loans and cash provided by operating activities.

As of December 31, 2022, and December 31, 2021, we had cash and cash equivalents of S$309.2 million and S$70.2 million, respectively. Our cash and cash equivalents are primarily denominated in U.S. Dollars and in Singapore dollars, respectively as well as in local currencies of our Priority Markets.

Our assets exceeded our liabilities by S$634.3 million and S$387.2 million as of December 31, 2022 and 2021, respectively. We had net losses of S$129.2 million and S$187.4 million for the years ended December 31, 2022 and 2021, respectively. We had accumulated losses of S$448.6 million and $325.1 million as of December 31, 2022 and 2021, respectively.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination. Our future capital requirements depend on many factors including our growth rate, continuing market acceptance of our offerings, the timing and extent of strategic acquisitions to expand our platform and offerings and the expansion of sales and marketing activities. We may decide to enhance our liquidity position or increase our cash reserves for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our future operations.

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

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021.

	For the Year Ended December 31,
	2022	2021
	(S$ in thousands)
Net cash used in operating activities	(22,649)	(2,450)
Net cash used in investing activities	(25,813)	(10,754)
Net cash provided by/(used in) financing activities	291,272	(9,919)
Net increase/(decrease) in cash and cash equivalents	242,810	(23,123)
Cash and cash equivalents at the beginning of the year	70,236	93,359
Effects of currency translation on cash and cash equivalents	(3,813)	—
Cash and cash equivalents at the end of the year	309,233	70,236

Net cash (used in)/provided by operating activities

Net cash used in operating activities for the year ended December 31, 2022 was S$22.6 million. The primary factors affecting our operating cash flows during the period were net loss for the same period of S$129.2 million adjusted for non-cash items including share listing expense of S$104.95 million, a fair value gain of S$23.3 million, amortization and depreciation of S$21.2 million, employee share grant and option expense of S$3.9 million, as well as changes in working capital including a decrease in trade and other payables of S$7.4 million and an increase in deferred revenue of S$3.4 million.

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

Net cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2022 was S$25.8 million, primarily comprising of S$22.2 million for additions of intangible assets, S$1.4 million for additions of plant and equipment and cash paid for the acquisition of the Sendhelper business in October 2022.

Net cash used in investing activities for the year ended December 31, 2021 was S$10.8 million, primarily comprising of S$12.8 million for additions of intangible assets and S$1.7 million for additions of plant and equipment, partially offset by the inclusion of S$3.7 million in cash of the Project Panama Entities acquired in August 2021.

Net cash provided by/(used in) financing activities

Net cash provided by financing activities for the year ended December 31, 2022 was S$291.2 million, primarily comprising of proceeds from reorganization of S$142.1 million and proceeds from shares issued to PIPE Investors of S$178.7 million as a result of the Business Combination, offset by transaction costs in relation to the issuance of shares to PIPE Investors of S$7.7 million, full settlement of borrowings of S$18.5 million and principal payment of lease liabilities of S$4.3 million.

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

Capital Expenditures

Our capital expenditures amounted to S$23.6 million, S$14.5 million and S$7.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. These capital expenditures primarily related to investments in development of our software and technology. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Indebtedness

As of December 31, 2022, we had no borrowings. Our borrowings as of December 31, 2021 related to the S$16 million Redpeak Facility, which we drew down in full in January 2021 and which we have voluntarily prepaid in full on July 7, 2022.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments as of December 31, 2022.

	As of December 31, 2022
	On demand within 1 year	More than 1 year
	(S$ in thousands)
Trade and other payables(1)	29,737	296
Lease liabilities(2)	4,104	8,339
Warrant liabilities	—	4,775
Total	33,841	13,410

(1)
Primarily comprises contractual obligations related to marketing activities and general operations.
(2)
Primarily comprises office space leases.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Platform and Technology—Product development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Not Applicable.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date hereof.

Name	Age	Position/Title
Mr. Olivier Lim	58	Chair and Independent Director
Mr. Hari V. Krishnan	45	Chief Executive Officer and Managing Director
Ms. Rachna Bhasin	50	Independent Director
Ms. Jennifer Macdonald	57	Independent Director
Mr. Stephen Melhuish	55	Co-Founder and Director
Mr. Dominic Picone	44	Director
Mr. Ashish Shastry	47	Director
Ms. Melanie Wilson	49	Independent Director
Mr. Owen Wilson	59	Director
Mr. Joe Dische	46	Chief Financial Officer
Ms. Disha Goenka Das	38	Chief Marketing Officer
Ms. Shyn Yee Ho	41	Managing Director Data & Software Solutions
Mr. Manav Kamboj	46	Chief Technology Officer & Managing Director, Fintech
Ms. Helen Snowball	48	Chief People Officer
Mr. Jeremy Williams	48	Managing Director Marketplaces

The business address of each director and executive officer is Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533.

Olivier Lim has served as an Independent Director and the Chair of our board of directors since March 2022. He has served as an Independent Director and the Chair of PropertyGuru’s board of directors since 2019. Mr. Lim currently serves as the Chairman of the Board of Starhub Ltd, the Non-Executive Lead Independent Director of DBS Group Holdings Ltd and DBS Bank Ltd, and the Chairman of Certis CISCO Security Pte. Ltd. He also currently serves as a Non-Executive Director on the board of Raffles Medical Group Ltd. and deputy Chairman of the Singapore Tourism Board. From 2003 to 2014, Mr. Lim served in various senior management positions at CapitaLand Limited, including at various times as the Group’s Deputy Chief Executive Officer, Chief Investment Officer and Chief Financial Officer. Mr. Lim was named Chief Financial Officer of the Year in the 2007 Business Times Singapore Corporate Awards for companies with market capitalization above S$500 million. Prior to joining CapitaLand Limited, Mr. Lim worked at the corporate and investment bank divisions of Citibank Singapore for 13 years. Mr. Lim received his Bachelor of Engineering degree in Civil Engineering with First Class Honors from Imperial College, London.

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

Rachna Bhasin has served as an Independent Director on our board of directors since March 2022. Based in North America, she is currently serving as an Independent Director and a member of the Nominating and Corporate Governance Committee and the Human Resources Committee at NYSE-listed Ryman Hospitality Properties, Inc. and as an Independent Director and a member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee at NYSE-listed Shutterstock, Inc. In addition, Ms. Bhasin also serves on the board of directors of Audiomack, a private company providing a music streaming and audio distribution platform and VICE Media Group, a digital media and broadcasting company. Ms. Bhasin is the Founder and Chief Executive Officer of EQ Partners and Co-Founder of Pacifica Investments. Between 2015 to 2019, Ms. Bhasin was the Chief Business Officer of Magic Leap. Prior to that, Ms. Bhasin was the Senior Vice President of Corporate Strategy and Business Development at Sirius XM Radio Inc. She has also held positions at Dell, Inc., where she led the company’s consumer strategic partnership and personalization, and at EMI Music North America as Vice President of Business Development. Ms. Bhasin received her Master of Business Administration from Harvard Business School and her Bachelor of Commerce and Administration with Honors from the Victoria University in New Zealand. Ms. Bhasin brings with her a wealth of international experience covering North America, Europe, Asia and Australia and New Zealand.

Jennifer Macdonald has served as an Independent Director on our board of directors since March 2022. She has served as an Independent Director of PropertyGuru since 2019. Ms. Macdonald also currently serves as Non-Executive Director and Chair of the board of Australian listed Healius Limited. She is also currently serving as a Non-Executive Director and Audit and Risk Chair on Australian listed SiteMinder Limited and Redbubble Limited. She also has an extensive experience in financial and general management roles. From 2014 to 2016, Ms. Macdonald served as the Chief Financial Officer and at certain times as interim Chief Executive Officer at Helloworld Travel. Prior to that, she served as the Chief Financial Officer and General Manager of the International Division at REA Group between 2010 and 2014. Ms. Macdonald holds a Bachelor of Commerce degree in Accounting from Deakin University and has a Master’s degree in Entrepreneurship and Innovation from Swinburne University. She is a member of the Institute of Chartered Accountants of Australia and New Zealand and is a Graduate Member of the Australian Institute of Company Directors.

Stephen Melhuish is PropertyGuru’s co-founder and has served as a Director on our board of directors since March 2022. He led and grew PropertyGuru’s business as Chief Executive Officer from its establishment until the end of 2016, and handed over all operational responsibilities in 2018. He became a non-executive director on the PropertyGuru board of directors in 2020. Mr. Melhuish is an award-winning entrepreneur who has built high-growth companies in Asia and Europe over the last 30 years and has been investing in and mentoring early stage companies over the last 18 years. Mr. Melhuish was awarded the Spirit of Enterprise Award in 2007 in recognition of his contributions to entrepreneurship in Singapore. He is a member of the Asian Venture and Philanthropy Network and Top Tier Impact and a judge and investor for Temasek Foundation’s The Liveability Challenge. In 2019, Mr. Melhuish founded Planet Rise to help companies tackle climate change and social inequality, and has invested in 23 start-ups in clean energy, clean water and oceans, clean air, clean food, migrant worker rights and women-led social enterprises. Mr. Melhuish has been a Venture Partner and Limited Partner at Wavemaker Partners since 2018. He cofounded, and launched a climatetech venture fund Wavemaker Impact in 2021, where he is Founding Partner and General Partner. Prior to co-founding PropertyGuru, Mr. Melhuish was founder and CEO of Business2Profit between 2004 and 2007 where he advised digital media, venture capital and start-up companies in Asia and Europe including Skype, AOL, Virgin Media, Vodafone, Extreme Media, iPass and Ariadne Capital. He also invested in mobile content startup ComiAsia and served as its Chief Executive Officer between 2006 and 2007. Previously, Mr. Melhuish also had leadership experience in the telecommunications industry for over ten years, with his last position serving as a Director in Cable & Wireless between 1991 and 2004. Mr. Melhuish obtained a Bachelor of Science degree in Electrical, Electronics and Communications Engineering at the University of Plymouth.

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

Melanie Wilson has served as an Independent Director on our board of directors since March 2022. She has served as an Independent Director of PropertyGuru since 2019 and is Chair of the Remuneration Committee. Since 2016, Ms. Wilson has served on the board of directors of numerous entities listed on the Australian Securities Exchange and currently serves as Non-Executive Director at JB Hi-Fi Ltd and Chair of the Board of Baby Bunting Group Ltd. She has previously served as a non-Executive Director of iSelect Limited, ShaverShop Group Limited and EML Payments Limited. Melanie has over 15 years’ experience in senior management roles across global retail brands including Limited Brands, whose portfolio includes Victoria’s Secret and Bath & Bodyworks, Starwood Hotels, Woolworths Limited and BB Retail Capital. Ms. Wilson began her career as an Analyst in the corporate finance division of Goldman Sachs in 1997 and was also a management consultant at Bain & Company between 2002 and 2004. Ms. Wilson holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Commerce degree in Commerce and Finance from the University of Queensland. She is also a Graduate member of the Australian Institute of Company Directors.

Owen Wilson has served as a Non-Independent Director of our board of directors since March 2022. Mr. Wilson is currently the Chief Executive Officer of the Australian Securities Exchange listed REA Group. Prior to that, Mr. Wilson served as REA Group’s Chief Financial Officer. Mr. Wilson joined REA Group from Chandler MacLeod Group Ltd where he was the Chief Financial Officer and Company Secretary. He previously held positions with ANZ and KPMG across Australia, Asia and the UK.

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

Disha Goenka Das has been PropertyGuru’s Chief Marketing Officer since January 2023. Ms. Goenka Das leads PropertyGuru’s Brand Strategy, Corporate Communications, and the Environmental, Social, and Governance (ESG) mandate. Prior to joining PropertyGuru, Ms. Goenka Das served as the Senior Global Director of Marketing at Twitter where she led global strategy and built Twitter’s business brand globally. Prior to that, she spent a decade at Google where in her last role she was their Head of Ad Product Commercialisation for Asia Pacific region. Ms. Goenka Das is a co-founder of a personal foundation, Sangam, which is focused on driving social impact across charities in India and Singapore across education, sports, animal welfare and gender equality. Ms. Goenka Das holds a Diploma in Global Leaders Program from Stanford Business School and a Diploma in Marketing from INSEAD. She holds a Bachelor of Business Administration degree from Osmania University, India.

Shyn Yee Ho has been PropertyGuru’s Managing Director Data & Software Solutions since March 2022 and is responsible for driving the strategy and execution of the data and software solutions and services business. Prior to joining PropertyGuru, Ms. Ho spent close to a decade with online travel company Expedia Group, most recently as director of global product management. Ms Ho has extensive experience leading large, international and cross functional teams focusing on emerging technologies, global market expansion and local optimization; and has deep domain knowledge in technology, analytics and software solutions for enterprise clients. Ms. Ho began her career with Starwood Hotels and Resorts, and subsequently with Horwath HTL, advised property developers, governments, banks and institutional investors on hotel, resort and mixed-use developments across Asia. She holds a Bachelor of Business Management degree from the Singapore Management University.

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

Helen Snowball has been PropertyGuru’s Chief People Officer since April 2023. Prior to joining PropertyGuru, Ms. Snowball served as the Global Head of People Solutions & Experience at Jones Lang LaSalle in Singapore, where she led the formation of a new global employee experience function. Prior to that, Ms. Snowball worked at Coca-Cola Euro-Pacific Partners as Head, HR Sales & Marketing in Australia and at Kraft Heinz Company in the United Kingdom. Ms. Snowball holds a Bachelor of Arts (Honors) in Psychology Management from Leeds University and a Master of Counselling from Monash University in Australia.

Jeremy Williams has been PropertyGuru’s Managing Director, Marketplaces since 2021. He was previously PropertyGuru’s Chief Business Officer between 2019 and 2021 and PropertyGuru’s Chief Operating Officer between 2017 and 2019. Mr. Williams is responsible for leading PropertyGuru’s business growth initiatives. Mr. Williams was previously the group Chief Financial Officer of CarTrade.com and CarWale.com, India’s leading automotive marketplaces where he served for over seven years. Prior to his career in the consumer internet industry, Mr. Williams worked in the airline industry as a senior financial analyst at US Airways. He began his career as a consultant at The Castle Group in Jakarta in 1997 and has experience in various roles including financial planning and analysis, business development and strategic planning in Washington D.C., Singapore and Mumbai. Mr. Williams obtained a Bachelor of Political Science degree at the Australian National University and a Master of Business Administration degree at Cornell University.

Family Relationships

There are no family relationships among our directors and executive officers.

Director Appointments

Certain members of our board of directors were designated pursuant to the director appointment rights set forth in our Shareholders’ Agreement with, among others, the TPG Investor Entities, the KKR Investor and REA. The Shareholders’ Agreement provides that each of the (i) TPG Investor Entities, (ii) KKR Investor and (iii) REA, are entitled to appoint one person to our board of directors provided that they hold at least 7.5% of ordinary shares in the Company, respectively. Dominic Picone, Ashish Shastry and Owen Wilson, each of whom are directors of the Company, are affiliated with the TPG Investor Entities, the KKR Investor and REA, respectively. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors—Appointment and Removal of Directors.”

B.
Compensation

Executive Officer and Director Compensation

In 2022, PropertyGuru paid an aggregate of S$8.2 million in cash compensation and benefits in kind to PropertyGuru’s executive officers and directors as a group. PropertyGuru’s executive officers do not receive pension, retirement or other similar benefits, and PropertyGuru has not set aside or accrued any amount to provide such benefits to its executive officers. In Singapore, PropertyGuru is required by the applicable laws and regulations to make contributions, as employers, to the Central Provident Fund for executive officers who are employed by PropertyGuru as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). PropertyGuru is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

For information regarding share awards granted to PropertyGuru’s directors and executive officers, see the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans” below.

Equity Incentive Plans

Employee Stock Option Plan 2016

In April 2016, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Employee Stock Option Plan 2016 (the “2016 Plan”), which was subsequently amended on January 1, 2018, October 6, 2019, December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company has assumed and converted the 2016 Plan into the PropertyGuru Group Limited Employee Stock Option Plan 2016 (the “New 2016 Plan”). In addition, in connection with the Business Combination, all options with respect to PropertyGuru Shares that were outstanding under the 2016 Plan at the time of consummation of the Business Combination have been replaced by options with respect to ordinary shares in the Company under the New 2016 Plan. As of December 31, 2022, under the New 2016 Plan, options to purchase 1,757,328 ordinary shares were outstanding. The following summarizes the material terms of the New 2016 Plan:

•
Shares Subject to the New 2016 Plan. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan (as defined below), the New NED Plan (as defined below), the New Omnibus Plan (as defined below), the New RSU Plan (as defined below) and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.
•
Plan Administration. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New 2016 Plan. The administrator, among other things, determines the eligible individuals to whom grants of options should be made, determines the time or times when grants of options should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of options, and makes all other determinations necessary or advisable for the administration of the New 2016 Plan and otherwise does all things necessary to carry out the purposes of the New 2016 Plan. The administrator may delegate its authority to grant options to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.
•
Capitalization Adjustment. In the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New 2016 Plan, (ii) the number and kind of shares of stock or securities subject to options then outstanding or subsequently granted, (iii) the exercise prices relating to options, and (iv) any other provision of options affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New 2016 Plan, the number of ordinary shares in the Company subject to the options and/or the exercise price per share of ordinary shares in the Company, subject to the Amended Articles and applicable law.

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

•
Types of Awards. The New 2016 Plan permits the grants of options.
•
Eligibility. Employees and directors of the Company or any of its subsidiaries are eligible to participate in the New 2016 Plan.
•
Offering. Under the New 2016 Plan, an offer to grant options to eligible individuals is made by sending such individual an option grant agreement confirming the grant of options. The eligible participant may accept the offer to grant options, in whole or in part, within thirty (30) days after the option grant date. Unless the administrator determines otherwise, an offer of a grant of an option automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the option, the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the option, the eligible individual (being an employee of the Company or any of its subsidiaries) ceases to be in the employment of the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the option, or the Company is liquidated or wound-up prior to the eligible individual’s acceptance of the option. The administrator will specify in the option grant agreement the conditions upon which the option will become vested, including any condition that part or all of an option is subject to time-based or performance-based vesting conditions.

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

•
Option Grant Agreements. Options granted under the New 2016 Plan are evidenced by option grant agreements confirming the grant of options.
•
Conditions of Awards. The administrator determines the provisions, terms and conditions of each option granted under the New 2016 Plan, including but not limited to the vesting schedule of the option.
•
Transferability. The options and all rights thereunder are exercisable only by the participant and are not assignable or transferable.
•
Termination of Employment. Unless otherwise specified in the applicable option grant agreement or unless the administrator determines otherwise, upon termination of the participant’s employment, (i) where the participant is a Leaver (as defined in the New 2016 Plan) or Bad Leaver (as defined in the New 2016 Plan) all unvested outstanding options held by such participant shall be immediately forfeited; (ii) where the participant is a Good Leaver (as defined in the New 2016 Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested options, such retained unvested options to be pro-rated for the portion of the vesting period served at the time of cessation of employment, and to vest subject to the terms and conditions of the option grant agreement to which the options were first granted; and (iii) any participant’s options (or any portion thereof) which have become vested on or before the date such participant’s employment is terminated shall expire on the earliest of (a) where the participant is a Bad Leaver, the commencement of business on the date of the participant’s termination of employment; and (b) where the participant is a Good Leaver or Leaver, 30 days after the date the participant’s employment is terminated; or (c) the expiration date applicable to such option specified in the New 2016 Plan.
•
Cash Awards. Upon the exercise of options, the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. The cash award shall be the excess, if any, of (i) the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the option or such portion, over (ii) the aggregate exercise price of the option or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such option.

•
Change in Control. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based options and/or performance-based options shall immediately vest and become exercisable prior to the change of control.
•
Term; Amendment. No options may be granted under the New 2016 Plan on or after April 4, 2026. The administrator may, in its sole discretion, amend the New 2016 Plan or terms of any option granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New 2016 Plan in relation to outstanding grants or such option without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the option was granted (which includes, without limitation, the right to adjust or modify outstanding options).

Employee Stock Option Plan 2018

In May 2018, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Employee Stock Option Plan 2018 (the “2018 Plan”), which was subsequently amended on October 6, 2019, December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company assumed and converted the 2018 Plan into the PropertyGuru Group Limited Employee Stock Option Plan 2018 (the “New 2018 Plan”). In addition, in connection with the Business Combination, all options with respect to PropertyGuru Shares that were outstanding under the 2018 Plan at the time of consummation of the Business Combination have been replaced by options with respect to ordinary shares in the Company under the New 2018 Plan. As of December 31, 2022, under the New 2018 Plan, options to purchase 1,649,877 ordinary shares were outstanding. The material terms of the New 2018 Plan are identical to the New 2016 Plan, save for the New 2018 Plan’s term expires on May 9, 2028.

Non-Executive Directors Share Plan

In October 2019, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Non-Executive Directors Share Plan (the “NED Plan”), which was subsequently amended on December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company assumed and converted the NED Plan into the PropertyGuru Group Limited Non-Executive Directors Share Plan (the “New NED Plan”). In addition, in connection with the Business Combination, all options and restricted stock units (“RSU”) with respect to PropertyGuru Shares that were outstanding under the NED Plan at the time of consummation of the Business Combination have been replaced by options and RSUs with respect to ordinary shares in the Company under the New NED Plan. As of December 31, 2022, under the New NED Plan, options to purchase 115,850 ordinary shares and RSUs underlying 129,279 ordinary shares were outstanding. The following summarizes the material terms of the New NED Plan:

•
Shares Subject to the New NED Plan. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan, the New NED Plan, the New Omnibus Plan (as defined below), the New RSU Plan (as defined below) and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.

•
Plan Administration. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New NED Plan. The administrator, among other things, determines the eligible individuals to whom grants of options, RSUs and/or share awards should be made, determines the time or times when grants of options, RSUs and/or share awards should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of options, RSUs and/or share awards, and makes all other determinations necessary or advisable for the administration of the New NED Plan and otherwise does all things necessary to carry out the purposes of the New NED Plan. The administrator may delegate its authority to grant options, RSUs and/or share awards to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.
•
Capitalization Adjustment. In the case of options and RSUs, in the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New NED Plan, (ii) the number and kind of shares of stock or securities subject to options or RSUs (as the case may be) then outstanding or subsequently granted, (iii) in the case of options, the exercise prices relating to options, and (iv) any other provision of options or RSUs (as the case may be) affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New NED Plan, the number of ordinary shares in the Company subject to the options or RSUs (as the case may be) and/or (in the case of options) the exercise price per share of ordinary shares in the Company, subject to the Amended Articles and applicable law.

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

•
Types of Awards. The New NED Plan permits the grant of options, RSUs and share awards.
•
Eligibility. Non-executive directors of the Company or any of its subsidiaries are eligible to participate in the New NED Plan.
•
Offering. Under the New NED Plan, an offer to grant options, RSUs and/or share awards to eligible individuals is made by sending such individual an option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) confirming the grant of options, RSUs and/or share awards (as the case may be). The eligible participant may accept the offer to grant options, RSUs and/ or share awards (as the case may be), in whole or in part, within thirty (30) days after the option, RSU and/or share award grant date (as the case may be). Unless the administrator determines otherwise, an offer of a grant of an option, RSU and/or share award (as the case may be) automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the option, RSU and/or share award (as the case may be), the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the option, RSU and/or share award (as the case may be), the eligible individual (being an appointee of the Company or any of its subsidiaries) ceases to be appointed by the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the option, RSU and/or share award (as the case may be), or the Company is liquidated or wound-up prior to the eligible individual’s acceptance of the option, RSU and/or share award (as the case may be). The administrator will specify in the option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) the conditions upon which the option, RSU or share award (as the case may be) will become vested, including any condition that part or all of an option, RSU or share award (as the case may be) is subject to time-based or performance-based vesting conditions.

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
•
Conditions of Awards. The administrator determines the provisions, terms and conditions of each option, RSU and share award granted under the New NED Plan, including but not limited to the vesting schedule of the option, RSU or share award (as the case may be).

•
Transferability. An option and/or RSU (as the case may be) granted to a participant is personal to the participant only and cannot be transferred to any other party. The participant agrees that he or she shall not cause or permit the unvested restricted securities or his or her interest in the unvested restricted securities to be transferred to any other party other than the participant’s personal representative on his or her death. Subject to the prior approval of the administrator, the participant (i) may assign or transfer the benefit of and right to exercise an option or share award (as the case may be), (ii) may assign or transfer the benefit of a RSU, to a Permitted Transferee (as defined in the New NED Plan), or (iii) may assign or transfer his or her rights with respect to any or all of the restricted securities held by such participant to a Permitted Transferee.
•
Termination of Appointment. Unless otherwise specified in the applicable option grant agreement, RSU grant agreement and/or share award grant agreement or unless the administrator determines otherwise, upon termination of the participant’s appointment, (i) where the participant is a Leaver (as defined in the New NED Plan) or Bad Leaver (as defined in the New NED Plan) all unvested outstanding options, RSUs or restricted securities (as the case may be) held by such participant shall be immediately forfeited; (ii) where the participant is a Good Leaver (as defined in the New NED Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested options, RSUs or restricted securities (as the case may be), such retained unvested options, RSUs or restricted securities (as the case may be) to be pro-rated for the portion of the vesting period served at the time of cessation of appointment, and to vest subject to the terms and conditions of the option grant agreement, RSU grant agreement and/or share award grant agreement to which the options, RSUs or restricted securities (as the case may be) were first granted; and (iii) any participant’s options (or any portion thereof) which have become vested on or before the date such participant’s appointment is terminated shall expire on the earliest of (a) where the participant is a Bad Leaver, the commencement of business on the date of the participant’s termination of appointment; and (b) where the participant is a Good Leaver or Leaver, 30 days after the date the participant’s appointment is terminated; or (c) the expiration date applicable to such option specified in the New NED Plan. Any option or portion thereof that is vested and held by a Permitted Transferee (as defined in the New NED Plan) shall expire in connection with the participant’s termination of appointment in accordance with the New NED Plan as if the option were held directly by the participant, unless otherwise provided in the participant’s option grant agreement.
•
Cash Awards. Upon the exercise of options or vesting of RSUs (as the case may be), the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. In the case of options, the cash award shall be the excess, if any, of (i) the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the option or such portion, over (ii) the aggregate exercise price of the option or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such option. In the case of RSUs, the cash award shall be the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the RSU or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such RSU.
•
Change in Control. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based options, RSUs and restricted securities and/or performance-based options, RSUs and restricted securities shall immediately vest and, in the case of the options, become exercisable, prior to the change of control.
•
Term; Amendment. No options, RSUs and/or share awards may be granted under the New NED Plan on or after October 4, 2029. The administrator may, in its sole discretion, amend the New NED Plan or terms of any option, RSU and/or share award granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New NED Plan in relation to outstanding grants or such option, RSU and/or share award without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the option, RSU and/or share award (as the case may be) was granted (which includes, without limitation, the right to adjust or modify outstanding options and RSUs).

Omnibus Equity Incentive Plan

In October 2019, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Omnibus Equity Incentive Plan (the “Omnibus Plan”), which was subsequently amended on December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company assumed and converted the Omnibus Plan into the PropertyGuru Group Limited Omnibus Equity Incentive Plan (the “New Omnibus Plan”). In addition, in connection with the Business Combination, all options and RSUs with respect to PropertyGuru Shares that were outstanding under the Omnibus Plan at the time of consummation of the Business Combination have been replaced by options and RSUs with respect to ordinary shares in the Company under the New Omnibus Plan. As of December 31, 2022, under the New Omnibus Plan, no options to purchase ordinary shares were outstanding and RSUs underlying 2,249,614 ordinary shares were outstanding. The following summarizes the material terms of the New Omnibus Plan:

•
Shares Subject to the New Omnibus Plan. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan, the New NED Plan, the New Omnibus Plan, the New RSU Plan (as defined below) and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.
•
Plan Administration. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New Omnibus Plan. The administrator, among other things, determines the eligible individuals to whom grants of options, RSUs and/or share awards should be made, determines the time or times when grants of options, RSUs and/or share awards should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of options, RSUs and/or share awards, and makes all other determinations necessary or advisable for the administration of the New Omnibus Plan and otherwise does all things necessary to carry out the purposes of the New Omnibus Plan. The administrator may delegate its authority to grant options, RSUs and/or share awards to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.
•
Capitalization Adjustment. In the case of options and RSUs, in the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New Omnibus Plan, (ii) the number and kind of shares of stock or securities subject to options or RSUs (as the case may be) then outstanding or subsequently granted, (iii) in the case of options, the exercise prices relating to options, and (iv) any other provision of options or RSUs (as the case may be) affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New Omnibus Plan, the number of ordinary shares in the Company subject to the options or RSUs (as the case may be) and/or (in the case of options) the exercise price per share of ordinary shares in the Company, subject to the Amended Articles and applicable law.

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

•
Types of Awards. The New Omnibus Plan permits the grant of options, RSUs and share awards.

•
Eligibility. Selected employees and executive directors of the Company or any of its subsidiaries are eligible to participate in the New Omnibus Plan.
•
Offering. Under the New Omnibus Plan, an offer to grant options, RSUs and/or share awards to eligible individuals is made by sending such individual an option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) confirming the grant of options, RSUs and/or share awards (as the case may be). The eligible participant may accept the offer to grant options, RSUs and/or share awards (as the case may be), in whole or in part, within thirty (30) days after the option, RSU and/or share award grant date (as the case may be). Unless the administrator determines otherwise, an offer of a grant of an option, RSU and/or share award (as the case may be) automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the option, RSU and/ or share award (as the case may be), the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the option, RSU and/or share award (as the case may be), the eligible individual (being an employee of the Company or any of its subsidiaries) ceases to be employed by the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the option, RSU and/or share award (as the case may be), or the Company is liquidated or wound-up prior to the eligible individual’s acceptance of the option, RSU and/or share award (as the case may be). The administrator will specify in the option grant agreement, RSU grant agreement or share award grant agreement (as the case may be) the conditions upon which the option, RSU or restricted security (as the case may be) will become vested, including any condition that part or all of an option, RSU or restricted security (as the case may be) is subject to time-based or performance-based vesting conditions.

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
•
Conditions of Awards. The administrator determines the provisions, terms and conditions of each option, RSU and share award granted under the New Omnibus Plan, including but not limited to the vesting schedule of the option, RSU or restricted security (as the case may be).
•
Transferability. An option and/or RSU (as the case may be) granted to a participant is personal to the participant only and cannot be transferred to any other party. The participant agrees that he or she shall not cause or permit the unvested restricted securities or his or her interest in the unvested restricted securities to be transferred to any other party other than the participant’s personal representative on his or her death. Subject to the prior approval of the administrator, the participant (i) may assign or transfer the benefit of and right to exercise an option or share award (as the case may be), (ii) may assign or transfer the benefit of a RSU, to a Permitted Transferee (as defined in the New Omnibus Plan), or (iii) may assign or transfer his or her rights with respect to any or all of the restricted securities held by such participant to a Permitted Transferee.
•
Termination of Employment. Unless otherwise specified in the applicable option grant agreement, RSU grant agreement and/or share award grant agreement or unless the administrator determines otherwise, upon termination of the participant’s employment, (i) where the participant is a Leaver (as defined in the New Omnibus Plan) or Bad Leaver (as defined in the New Omnibus Plan) all unvested outstanding options, RSUs or restricted securities (as the case may be) held by such participant shall be immediately forfeited; (ii) where the participant is a Good Leaver (as defined in the New Omnibus Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested options, RSUs or restricted securities (as the case may be), such retained unvested options, RSUs or restricted securities (as the case may be) to be pro-rated for the portion of the vesting period served at the time of cessation of employment, and to vest subject to the terms and conditions of the option grant agreement, RSU grant agreement and/or share award grant agreement to which the options, RSUs or restricted securities (as the case may be) were first granted; and (iii) any participant’s options (or any portion thereof) which have become vested on or before the date such participant’s employment is terminated shall expire on the earliest of (a) where the participant is a Bad Leaver, the commencement of business on the date of the participant’s termination of employment; and (b) where the participant is a Good Leaver or Leaver, 30 days after the date the participant’s employment is terminated; or (c) the expiration date applicable to such option specified in the New Omnibus Plan. Any option or portion thereof that is vested and held by a Permitted Transferee (as defined in the New Omnibus Plan) shall expire in connection with the participant’s termination of employment in accordance with the New Omnibus Plan as if the option were held directly by the participant, unless otherwise provided in the participant’s option grant agreement.

•
Cash Awards. Upon the exercise of options or vesting of RSUs (as the case may be), the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. In the case of options, the cash award shall be the excess, if any, of (i) the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the option or such portion, over (ii) the aggregate exercise price of the option or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such option. In the case of RSUs, the cash award shall be the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the RSU or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such RSU.
•
Change in Control. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based options, RSUs and restricted securities and/or performance-based options, RSUs and restricted securities shall immediately vest and, in the case of the options, become exercisable, prior to the change of control.
•
Term; Amendment. No options, RSUs and/or share awards may be granted under the New Omnibus Plan on or after October 4, 2029. The administrator may, in its sole discretion, amend the New Omnibus Plan or terms of any option, RSU and/or share award granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New Omnibus Plan in relation to outstanding grants or such option, RSU and/or share award without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the option, RSU and/or share award (as the case may be) was granted (which includes, without limitation, the right to adjust or modify outstanding options and RSUs).

Restricted Stock Units Plan

In April 2016, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Restricted Stock Units Plan (the “RSU Plan”), which was subsequently amended on January 1, 2018, October 6, 2019, December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company assumed and converted the RSU Plan into the PropertyGuru Group Limited Restricted Stock Units Plan (the “New RSU Plan”). In addition, in connection with the Business Combination, all RSUs with respect to PropertyGuru Shares that were outstanding under the RSU Plan at the time of consummation of the Business Combination have been replaced by RSUs with respect to ordinary shares in the Company under the New RSU Plan. As of December 31, 2022, under the New RSU Plan, RSUs underlying 28,304 ordinary shares were outstanding. The following summarizes the material terms of the New RSU Plan:

•
Shares Subject to the New RSU Plan. Under the terms of the Shareholders’ Agreement, the maximum number of ordinary shares in the Company that may be issued under the New 2016 Plan, the New 2018 Plan, the New NED Plan, the New Omnibus Plan, the New RSU Plan and any other employee share incentive, option, award or other similar plan of the Company from time to time is 7.5% of the fully diluted share capital of the Company as of the date of determination.
•
Plan Administration. The Company’s board of directors may delegate the Remuneration Committee or any other committee from time to time to administer the New RSU Plan. The administrator, among other things, determines the eligible individuals to whom grants of RSUs should be made, determines the time or times when grants of RSUs should be made, determines the allocation methodology to be used in respect of calculating the number of ordinary shares in the Company to be subject to each such grant of RSUs, and makes all other determinations necessary or advisable for the administration of the New RSU Plan and otherwise does all things necessary to carry out the purposes of the New RSU Plan. The administrator may delegate its authority to grant RSUs to an officer or committee of officers of the Company, subject to reasonable limits and guidelines established by the administrator at the time of such delegation and subject to applicable law.
•
Capitalization Adjustment. In the event there is a specified type of change in the Company’s capital structure, such as a share dividend, share split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, appropriate adjustments will be made to (i) the maximum number of shares that may be delivered under the New RSU Plan, (ii) the number and kind of shares of stock or securities subject to RSUs then outstanding or subsequently granted, and (iii) any other provision of RSUs affected by such change to prevent the enlargement or dilution of rights with respect to the number of ordinary shares in the Company subject to grant under the New RSU Plan, the number of ordinary shares in the Company subject to the RSUs, subject to the Amended Articles and applicable law.

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

•
Types of Awards. The New RSU Plan permits the grants of RSUs.
•
Eligibility. Employees and directors of the Company or any of its subsidiaries are eligible to participate in the New RSU Plan.
•
Offering. Under the New RSU Plan, an offer to grant RSUs to eligible individuals is made by sending such individual a RSU grant agreement confirming the grant of RSUs. The eligible participant may accept the offer to grant RSUs, in whole or in part, within thirty (30) days after the option grant date. Unless the administrator determines otherwise, an offer of a grant of a RSU automatically lapses and becomes null, void and of no effect and is not capable of acceptance if it is not accepted within the 30 day period, the eligible individual dies prior to his/her acceptance of the RSU, the eligible individual is adjudicated a bankrupt or enters into composition with his/her creditors prior to his/her acceptance of the RSU, the eligible individual (being an employee of the Company or any of its subsidiaries) ceases to be in the employment of the Company or any of its subsidiaries for any reason whatsoever prior to his/her acceptance of the RSU, or the Company is liquidated or wound-up prior to the eligible individual’s acceptance of the RSU. The administrator will specify in the RSU grant agreement the conditions upon which the RSU will become vested, including any condition that part or all of a RSU is subject to time-based or performance-based vesting conditions.
•
RSU Grant Agreements. Options granted under the New RSU Plan are evidenced by RSU grant agreements confirming the grant of RSUs.
•
Conditions of Awards. The administrator determines the provisions, terms and conditions of each RSU granted under the New RSU Plan, including but not limited to the vesting schedule of the RSU.
•
Transferability. The RSU and all rights thereunder are not assignable or transferable.
•
Termination of Employment. Unless otherwise specified in the applicable RSU grant agreement or unless the administrator determines otherwise, upon termination of the participant’s employment, (i) where the participant is a Leaver (as defined in the New RSU Plan) or Bad Leaver (as defined in the New RSU Plan) all unvested outstanding RSUs held by such participant shall be immediately forfeited; and (ii) where the participant is a Good Leaver (as defined in the New RSU Plan), the administrator may, at its absolute discretion, permit him/her to retain a portion of his/her unvested RSUs, such retained unvested RSUs to be pro-rated for the portion of the vesting period served at the time of cessation of employment, and to vest subject to the terms and conditions of the RSU grant agreement to which the RSUs were first granted.
•
Cash Awards. Upon the vesting of RSUs, the administrator may, in its absolute discretion, determine to make a payment of cash to the participant instead of issuing or, as the case may be, transferring ordinary shares in the Company. The cash award shall be the fair market value of one ordinary share in the Company multiplied by the number of ordinary shares in the Company subject to the RSU or such portion, on such payment terms and other terms, and subject to such conditions, as the administrator determines, in settlement in full of the participant’s rights in respect of such RSU.
•
Change in Control. Upon the occurrence of a change of control or where a change of control is likely to occur (as determined by the administrator in its absolute discretion), all of the outstanding unvested time-based RSUs and/or performance-based RSUs shall immediately vest prior to the change of control.
•
Term; Amendment. No RSUs may be granted under the New RSU Plan on or after April 4, 2026. The administrator may, in its sole discretion, amend the New RSU Plan or terms of any RSU granted thereunder, provided, however, that any such amendment shall not impair or adversely affect the participants’ existing rights under the New RSU Plan in relation to outstanding grants or such RSU without such participant’s written consent, unless the administrator expressly reserved the right to make such amendment at the time the RSU was granted (which includes, without limitation, the right to adjust or modify outstanding RSUs).

Option, RSU and Restricted Securities Grants

As of December 31, 2022, there were a total of 3,914,309 ordinary shares in the Company underlying grants of outstanding options (including unvested options) and RSUs that are held by our executive officers and directors as a group, which include the following:

•
Olivier Lim (Chair and Independent Director) had 68,124 outstanding options to purchase a total of 68,124 ordinary shares in the Company, with a grant date of October 4, 2019 and an expiration date of October 3, 2029 and 86,175 outstanding RSUs with respect to 86,175 ordinary shares in the Company with a grant date of August 16, 2021;
•
Hari V. Krishnan (Chief Executive Officer and Managing Director) had 950,888 outstanding options to purchase a total of 950,888 ordinary shares in the Company, with grant dates that range from May 1, 2016 to April 1, 2019 and expiration dates that range from April 30, 2026 to March 31, 2029 and 422,463 outstanding RSUs with respect to 422,463 ordinary shares in the Company with grant dates that range from May 1, 2016 to October 1, 2022;
•
Jennifer Macdonald (Independent Director) had 34,080 outstanding options to purchase a total of 34,080 ordinary shares in the Company, with a grant date of October 4, 2019 and an expiration date of October 3, 2029 and 14,368 outstanding RSUs with respect to 14,368 ordinary shares in the Company with a grant date of August 16, 2021;
•
Melanie Wilson (Independent Director) had 13,646 outstanding options to purchase a total of 13,646 ordinary shares in the Company, with a grant date of October 4, 2019, and an expiration date of October 4, 2029 and 14,368 outstanding RSUs with respect to 14,368 ordinary shares in the Company with a grant date of August 16, 2021;
•
Rachna Bhasin (Independent Director) had 14,368 outstanding RSUs with respect to 14,368 ordinary shares in the Company with a grant date of August 16, 2021;
•
Joe Dische (Chief Financial Officer) had 484,198 outstanding options to purchase a total of 484,198 ordinary shares in the Company, with grant dates that range from June 18, 2018 to April 1, 2019 and expiration dates that range from June 17, 2028 to March 31, 2029 and 211,322 outstanding RSUs with respect to 211,322 ordinary shares in the Company with grant dates that range from November 30, 2019 to October 1, 2022;
•
Genevieve Godwin (former Chief People Officer) had 71,914 outstanding options to purchase a total of 71,914 ordinary shares in the Company, with grant dates that range from February 5, 2018 to April 1, 2019 and expiration dates that range from February 4, 2028 to March 31, 2029 and 211,501 outstanding RSUs with respect to 211,501 ordinary shares in the Company with grant dates that range from November 30, 2019 to October 1, 2022. Ms. Godwin resigned as Chief People Officer with effect from March 31, 2023;
•
Manav Kamboj (Chief Technology Officer and Managing Director, Fintech) had 367,552 outstanding options to purchase a total of 367,552 ordinary shares in the Company, with grant dates that range from January 1, 2018 to April 1, 2019 and expiration dates that range from December 31, 2028 to March 31, 2029 and 202,600 outstanding RSUs with respect to 202,600 ordinary shares in the Company with grant dates that range from November 30, 2019 to October 1, 2022;
•
Jeremy Williams (Managing Director, Marketplaces) had 475,137 outstanding options to purchase a total of 475,137 ordinary shares in the Company, with grant dates that range from January 1, 2018 to April 1, 2019 and expiration dates that range from December 31, 2028 to March 31, 2029 and 212,146 outstanding RSUs with respect to 212,146 ordinary shares in the Company with grant dates that range from November 30, 2019 to October 1, 2022; and
•
Shyn Yee Ho (Managing Director, Managing Director, Data & Software Solutions) had 59,459 outstanding RSUs with respect to 59,459 ordinary shares in the Company with a grant date of July 1, 2022.

As of the date of this Annual Report, Disha Goenka Das (Chief Marketing Officer), who joined us on January 16, 2023, has 154,192 outstanding RSUs with respect to 154,192 ordinary shares in the Company with a grant date of January 16, 2023, and Helen Snowball (Chief People Officer), who joined us on April 24, 2023, does not hold any outstanding options or RSUs.

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

The Amended Articles provide that:

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

Committees of the Board of Directors

Audit and Risk Committee

Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit and risk committee consists of Ms. Rachna Bhasin, Ms. Jennifer Macdonald and Ms. Melanie Wilson. Ms. Jennifer Macdonald serves as the chairperson of our audit and risk committee. All members of our audit and risk committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Ms. Jennifer Macdonald is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE. Our board of directors has determined that each member of our audit and risk committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members, and that the simultaneous service by Ms. Jennifer Macdonald on the audit committees of three other public companies would not impair her ability to effectively serve on our audit and risk committee.

Our board of directors has adopted a charter setting forth the responsibilities of the audit and risk committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE and include:

•
selecting and nominating the independent auditor for appointment by the Board;
•
pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
•
overseeing the accounting and financial reporting processes of the Company and audits of the Company’s financial statements and the effectiveness of the Company’s internal control over financial reporting, disclosure controls and procedures for financial reporting;
•
reviewing with management and the Company’s independent auditor the Company’s annual audited financial statements and discussing the Company’s earning press releases as well as financial information and earnings guidance provided to analysts and rating agencies;
•
overseeing the internal audit function, reviewing budget and staffing of the Company’s internal audit function, as well as approving the
•
yearly or periodic work plan proposed by the internal auditor;

•
overseeing the establishment of, and approving, the Company’s risk management framework (for both financial and non-financial risks) including its strategy, policies, procedures and systems, and monitoring the effectiveness of such risk management framework;
•
reviewing the Company’s compliance with applicable laws and regulations and reviewing legislative and regulatory developments that could have a material impact on the Company and/or its financial statements;
•
reviewing and approving related person transactions reportable by the Company pursuant to U.S. securities laws or that could reasonably be expected to have a material impact on PropertyGuru’s financial statements; and
•
establishing procedures for the handling of employees’ complaints regarding accounting, internal accounting controls, or auditing matters, and for the confidential and anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Cybersecurity and Operational Risk Management

As cybersecurity and operational risks are material to our business, all of our board members are involved in the oversight of our cybersecurity and operational risk management function. The Audit and Risk Committee is responsible for reviewing, and reporting to our board on, major issues related to our cybersecurity and operations risks and any steps adopted in light of material deficiencies, if any. Our Audit and Risk Committee receives periodic reporting from our Chief Technology Officer on cybersecurity and operational incidents. We also maintain a cybersecurity risk management policy and related information security policies, which are periodically reviewed by our Chief Technology Officer.

Remuneration Committee

Our remuneration committee consists of Ms. Jennifer Macdonald, Mr. Dominic Picone and Ms. Melanie Wilson. Ms. Melanie Wilson serves as the chairperson of our remuneration committee.

Our board of directors has adopted a charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include among others:

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
•
reviewing and approving the remuneration of, and granting of other incentive awards to, the Company’s Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;
•
periodically reviewing and making recommendations to the Board regarding director remuneration; and
•
administering the Company’s equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto.

Nominating Committee

Our nominating committee consists of Ms. Jennifer Macdonald, Mr. Dominic Picone, Mr. Ashish Shastry, Ms. Melanie Wilson and Mr. Owen Wilson. Mr. Dominic Picone serves as the chairperson of our nominating committee. Our board of directors has adopted a charter setting forth the responsibilities of the committee, which include:

•
overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;
•
establishing the framework and procedures for the Board to assess the performance of the members of our board of directors; and
•
reviewing and assessing the adequacy of the Company’s Corporate Governance Guidelines and the Company’s Code of Business Conduct and Ethics, and recommending any proposed changes to the Board.

D.
Employees

As of December 31, 2022, 2021 and 2020, we had 1,711, 1,410 and 1,314 full-time employees. We have developed a culture of innovation where employees seek to proactively solve complex problems and challenges faced by a high growth business. Our employees undertake extensive technical and strategic training, which equips them for these challenges.

In 2021, we established a center of excellence in India, where we plan to focus our hiring efforts for technology talent.

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

E.
Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

The percentage of the Company’s ordinary shares beneficially owned is computed on the basis of 162,580,269 ordinary shares issued and outstanding as of March 31, 2023.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% Shareholders
TPG Investor Entities(2)	48,497,728	29.8%
KKR Investor(3)	43,475,124	26.7%
REA Asia Holding Co. Pty Ltd(4)	28,183,294	17.3%
Bridgetown 2 LLC(5)	15,845,965	9.7%
BTN Investments 2 LLC(6)	10,195,197	6.3%
Directors and Executive Officers
Olivier Lim	425,228	*
Hari V. Krishnan	1,243,422	*
Rachna Bhasin	14,369	*
Jennifer Macdonald(7)	119,606	*
Stephen Melhuish(8)	2,910,138	1.8%
Dominic Picone	—	—
Ashish Shastry	—	—
Melanie Wilson(9)	65,093	*
Owen Wilson	—	—
Joe Dische	512,635	*
Disha Goenka Das(10)	—	—
Shyn Yee Ho	—	—
Manav Kamboj	411,313	*
Helen Snowball(11)	—	—
Jeremy Williams	492,712	*
All directors and executive officers as a group (15 individuals)	6,194,516	3.8%

* Less than 1%.

(1)
Unless otherwise noted, the business address of each of those listed in the table above is Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533.
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

(3)
Consists of 43,475,124 ordinary shares directly held by the KKR Investor. The sole shareholder of the KKR Investor is Epsilon Asia Holdings I Pte. Ltd., which is majority-controlled by KKR Asia III Fund Investments Pte. Ltd. KKR Asian Fund III L.P. (as the sole shareholder of KKR Asia III Fund Investments Pte. Ltd.); KKR Associates Asia III SCSp (as the general partner of KKR Asian Fund III L.P.); KKR Asia III S.à.r.l. (as the general partner of KKR Associates Asia III SCSp); KKR Asia III Holdings Limited (as the sole shareholder of KKR Asia III S.à.r.l.); KKR Group Partnership L.P. (as the sole shareholder of KKR Asia III Holdings Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR Group Co. (as the sole shareholder of KKR Group Holdings Corp.); KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, Suite 7500, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(4)
REA Asia Holding Co. Pty Ltd (“REA”) is a wholly-owned subsidiary of REA Group, an Australian public company limited by shares listed on the Australian Stock Exchange (ASX: REA). The registered address of REA is 511 Church Street, Richmond, Victoria, 3121, Australia.
(5)
Consists of (i) 2,465,965 ordinary shares directly held by Bridgetown 2 LLC, (ii) 6,480,000 warrants to purchase ordinary shares on a one-for-one basis, (iii) 3,650,000 ordinary shares held by FWD Life Insurance Public Company Limited and (iv) 3,250,000 ordinary shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC. Bridgetown 2 LLC is wholly-owned by Bridgetown Capital Investment Limited, the ultimate beneficial owner of which is Mr. Richard Li. The business address of Bridgetown 2 LLC is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.
(6)
Includes (i) 3,715,197 ordinary shares and (ii) 6,480,000 warrants to purchase ordinary shares on a one-for-one basis, directly held by BTN Investments 2 LLC. Mr. Peter Thiel is the sole beneficial owner of BTN Investments 2 LLC and may be deemed to beneficially own the shares held by such limited liability company. The address of BTN Investments 2 LLC is 1209 Orange Street, Wilmington, Delaware 19801.
(7)
Consists of 119,606 ordinary shares held by Hethersett Holdings Pty. Ltd. as trustee for the Selkirk Park Family Trust, a trust that was established for the benefit of Ms. Macdonald. The registered address of Hethersett Holdings Pty. Ltd. is 2A Brandling Lane, Alexandria, NSW 2015, Australia.
(8)
Includes (i) 187,730 ordinary shares held as trustee for The Jaemily Trust, with respect to which Mr. Melhuish may be deemed to beneficially own, and (ii) 2,722,408 ordinary shares held by Planet Rise Group Limited, whose sole member is Mr. Melhuish. Mr. Melhuish disclaims beneficial ownership of the ordinary shares held as trustee for The Jaemily Trust.
(9)
Ms. Wilson has shared voting and investment power with Mr. Paul Wilson with respect to 22,709 ordinary shares beneficially owned by Ms. Wilson.
(10)
Ms. Goenka Das joined as our Chief Marketing Officer in January 2023.
(11)
Ms. Snowball joined as our Chief People Officer in April 2023.

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

As of March 31, 2023, 162,580,269 ordinary shares of the Company were issued and outstanding, of which 67,534,177, or 41.5%, were held by two record holders in the United States.

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

Sponsor Private Placement Warrants

The Sponsor purchased an aggregate of 12,960,000 private placement warrants (the “Bridgetown 2 Warrants”) for a purchase price of $0.50 per whole warrant, or $6,480,000 in the aggregate, in a private placement that occurred simultaneously with the closing of Bridgetown 2’s initial public offering. Each private placement Bridgetown 2 Warrant entitles the holder to purchase one Bridgetown 2 Class A Ordinary Share at $11.50 per share, subject to adjustment. The Bridgetown 2 Warrants (including the Bridgetown 2 Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Business Combination.

In connection with the Business Combination, the Sponsor’s 12,960,000 Bridgetown 2 Warrants were exchanged for 12,960,000 warrants of the Company.

Shareholders’ Agreement

On March 17, 2022, we entered into the Shareholders’ Agreement with, among others, the TPG Investor Entities, the KKR Investor and REA (the “Shareholder Parties”).

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

In addition, pursuant to the Shareholders’ Agreement, REA has a right of first offer (“ROFO”) to purchase any ordinary shares in the Company and/or warrants and/or any other securities which are issued by the Company from time to time (“Company Securities”) to any Shareholder Party that constitutes a Major Shareholder (as defined in the Shareholders’ Agreement) other than REA if such Shareholder Party (i) receives a bona fide binding or indicative offer to purchase such Shareholder Party’s Company Securities from a bona fide third party buyer or (ii) desires (in one or through a series of transactions) to transfer its Company Securities (without having solicited or being in receipt of an indicative or binding offer) to a bona fide third party buyer, and, in connection with such offer or desire to transfer, such Shareholder Party intends, or is reasonably likely, to initiate a Drag Sale (as defined below).

In the event that (i) a Shareholder Party that constitutes a Major Shareholder (a “Dragging Shareholder”) intends to transfer all of its Company Securities to a bona fide third party buyer, (ii) the Company Securities are not required to be transferred to REA pursuant to its ROFO and (iii) such transfer has been approved as a “Drag Sale” by holders of not less than 50% of the ordinary shares in the Company then in issue (including the Company’s shareholders who are not Shareholder Parties) (a “Drag Sale”), the other Shareholder Parties shall be required to transfer all of their Company Securities to such bona fide third party buyer on the same terms and conditions as that provided to the Dragging Shareholder.

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

Novation, Assumption and Amendment Agreement

On July 23, 2021, PropertyGuru, the Company and the KKR Investor entered into a novation, assumption and amendment agreement (the “Novation, Assumption and Amendment Agreement”) to the PropertyGuru Warrant Instrument, effective upon the closing of the Business Combination, pursuant to which, among other things, the Company assumed all of PropertyGuru’s obligations and responsibilities pursuant to or in connection with the PropertyGuru Warrant Instrument.

PropertyGuru Shareholder Support Agreement

On July 23, 2021, Bridgetown 2, the Company, PropertyGuru and certain of the shareholders of PropertyGuru entered into a customary voting support and lock-up agreement (the “PropertyGuru Shareholder Support Agreement”), pursuant to which certain shareholders of PropertyGuru have agreed, amongst other things, to a lock-up of the ordinary shares in the Company they have received pursuant to the Amalgamation (subject to certain exceptions) for a period of 180 days following the closing of the Business Combination.

This lock-up expired on September 13, 2022.

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

This lock-up expired on March 17, 2023.

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

Registration Rights Agreement

On July 23, 2021, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, Bridgetown 2, certain directors and advisors of Bridgetown 2 to whom Sponsor has transferred Bridgetown 2 Shares, certain shareholders of Bridgetown 2 affiliated with Sponsor, and the PropertyGuru Holders, pursuant to which the Company must use its reasonable best efforts to file within 30 days following the Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement for a “shelf” registration on Form F-1 (“Form F-1 Shelf”) covering the resale of all registrable securities held by the PropertyGuru Holders on a delayed or continuous basis. Following the filing of the Form F-1 Shelf, the Company has agreed to use reasonable efforts to convert the Form F-1 Shelf to a shelf registration on Form F-3, and/or to file and cause to become effective a shelf registration on Form F-3, as soon as practicable and in any event within 45 days after the Company is eligible to use Form F-3. Holders of at least 20% of the then outstanding registrable securities, Sponsor and certain significant holders, may make demand for an underwritten offering of all or any portion of their registrable securities pursuant to the shelf, up to three times if the Sponsor and one time if a significant holder; provided that the Company will only be required to effectuate two underwritten takedowns pursuant to any such demands within the first year following the Closing, or one underwritten takedown within any three-month period for the period commencing one year after the Closing. In addition, holders of registrable securities have certain “piggy-back” registration rights with respect to registration statements filed after the expiration of any lock-up to which such securities are subject pursuant to any Lock-Up Agreement, with certain customary exceptions. The Company will bear all costs and expenses incurred in connection with the filing of any such registration statements.

Acquisition of the Project Panama Entities

On August 3, 2021, in connection with the acquisition of the Project Panama Entities from iProperty, PropertyGuru issued 636,815 PropertyGuru Shares at a purchase price of S$311.7074818 per share, comprising an 18.0% equity interest in PropertyGuru’s enlarged company, to REA. REA is also entitled to appoint one director to PropertyGuru’s board of directors and has the right to nominate one director to our board of directors.

As part of the acquisition of the Project Panama Entities, PropertyGuru entered into a call option agreement with REA Group to grant REA Group a call option for an additional $31.9 million equity investment in PropertyGuru. REA Group exercised its call option on July 14, 2021. Pursuant thereto, and as part of the PIPE Investment, REA made an additional $51.9 million equity investment in the Company substantially concurrently with the Amalgamation Closing, which comprises REA’s $20.0 million subscription in the PIPE Investment and an additional $31.9 million equity investment in the Company by REA relating to REA’s existing call option to acquire additional shares in PropertyGuru.

Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.

In connection with the completion of the acquisition of the Project Panama Entities, PropertyGuru entered into a transitional services agreement (“REA Transitional Services Agreement”) with realestate.com.au Pty Ltd (“realestate.com.au”) pursuant to which, beginning on the completion date of the acquisition of the Project Panama Entities, realestate.com.au will provide certain platform and systems migration services for a period of 12 months, certain forms of corporate services support for between two and six months and access to certain third party sourced applications for 12 months. PropertyGuru will provide similar, more limited transitional support services over the same terms. Services fees for the services will be at the cost incurred, however certain services will be provided by realestate.com.au or PropertyGuru at no cost for either three or nine months after the completion of the acquisition. The REA Transitional Services Agreement was terminated by PropertyGuru and realestate.com.au with effect from June 10, 2022.

realestate.com.au also assigned to PropertyGuru its rights to source code and object code that was developed by the Project Panama Entities and used in the websites and applications operated by the Project Panama Entities in connection with their businesses prior to the transaction. PropertyGuru, in turn, granted realestate.com.au irrevocable, royalty-free, transferable, sublicensable licenses to the source code and object code that realestate.com.au had assigned to PropertyGuru.

Redpeak Facility

On December 23, 2020, PropertyGuru entered into a term loan credit facility agreement (the “Redpeak Facility”) with Redpeak Advisers Pte. Ltd. as mandated lead arranger, the persons listed in Schedule 1 thereto as the original lenders and Watiga Asia Pte. Ltd. as agent of the Finance Parties (as defined therein). The facility provides for borrowings in an aggregate amount of S$16.0 million, including a commitment of S$600,000 from Mr. Stephen Nicholas Melhuish, PropertyGuru’s co-founder. PropertyGuru received an advance on the facility of S$5.0 million in December 2020 and drew down the facility in full in January 2021.

The facility bore interest at 2% per annum payable on the last day of each six-month interest period and 6% per annum payable on the termination date, which is 24 months from the date the loan is drawn. Effective interest rate for this loan facility is 8.16%. The facility is intended to refinance the redemption of PropertyGuru’s convertible notes, pay costs related to the facility and be used for the working capital. We voluntarily prepaid all outstanding loans under the facility in full on July 7, 2022.

Series F Investment by the TPG Investor Entities and KKR Investor

In September 2020, PropertyGuru issued 210,526 Series F preference shares at a purchase price of S$285.00 per share for cash consideration of S$60.0 million (the “Series F Financing”). As part of the Series F Financing, PropertyGuru issued 99,515 Series F preference shares to the KKR Investor and 111,011 Series F preference shares to TPG Asia VI SF Pte. Ltd. (74,006 of which were subsequently assigned to TPG Asia VI SPV GP LLC).

In connection with the acquisition of the Project Panama Entities, all Series F preference shares have been converted into PropertyGuru Shares. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.

Series E Investment by the TPG Investor Entities and KKR Investor

In January 2020, PropertyGuru issued 84,705 Series E preference shares at a purchase price of S$317.90 per share for cash consideration of S$26.9 million (the “Series E Financing”). As part of the Series E Financing, PropertyGuru issued to the KKR Investor and TPG Asia VI SF Pte. Ltd., respectively, 40,040 Series E preference shares and 44,665 Series E preference shares.

In connection with the acquisition of the Project Panama Entities, all Series E preference shares have been converted into PropertyGuru Shares. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.

Series D Investment by KKR Investor

In July 2018, PropertyGuru issued 716,350 Series D1 preference shares and Series D2 preference shares and 112,000 warrants for cash consideration of S$188.2 million (the “Series D Financing”). As part of the Series D Financing, PropertyGuru issued to the KKR Investor (i) 152,224 Series D1 preference shares at a purchase price of S$262.77 per share, (ii) 564,126 Series D2 preference shares at a purchase price of S$262.77 per share, and (iii) 112,000 warrants to subscribe for 112,000 ordinary shares in the capital of PropertyGuru exercisable at an exercise price of S$341.60.

In connection with the acquisition of the Project Panama Entities, all Series D1 preference shares and Series D2 preference shares have been converted into PropertyGuru Shares. Following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time has been automatically canceled and converted into such number of newly issued ordinary shares in the Company as determined in accordance with the Business Combination Agreement.

In connection with the Series D Financing, PropertyGuru executed an instrument by way of deed poll on October 12, 2018, in relation to the issue of the PropertyGuru Warrants to the KKR Investor (“PropertyGuru Warrant Instrument”), and PropertyGuru executed a warrant certificate on October 12, 2018, to certify that the KKR Investor is entitled to the PropertyGuru Warrants. Pursuant to the Novation, Assumption and Amendment Agreement (as defined below), effective upon the closing of the Business Combination, among other things, the Company assumed all of PropertyGuru’s obligations and responsibilities pursuant to or in connection with the PropertyGuru Warrant Instrument. For more information about the Novation, Assumption and Amendment Agreement, see “—Transactions Related to the Business Combination—Novation, Assumption and Amendment Agreement.”

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

C.
Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

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

C.
Material Contracts

We have not entered into any material contracts other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report.

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

E.
Taxation

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares or warrants. This discussion applies only to U.S. Holders that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or (the “Code”), and that have the U.S. Dollar as their functional currency.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ordinary shares or warrants and you are, for U.S. federal income tax purposes,

•
an individual who is a citizen or resident of the United States;
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

Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either:

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for our ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. Your basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “—Taxation of Dividends and Other Distributions on our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

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

Constructive Dividends on our Ordinary Shares or Warrants

If the exercise price of our warrants is adjusted in certain circumstances (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of the warrants or our ordinary shares. Any such constructive dividend will be taxable generally as described above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares.” Generally, a U.S. Holder’s tax basis in our ordinary shares or the warrants will be increased to the extent of any such constructive dividend. It is not entirely clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder could be “qualified dividend income” as discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares.” U.S. Holders should consult their tax advisers regarding the proper U.S. federal income tax treatment of any adjustments to (or failure to adjust or adjust adequately) the exercise price of the warrants.

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

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Taxation of Disposition of our Ordinary Shares or Warrants.” In such event, you could be deemed to have surrendered a number of warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. You would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) your tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise of the warrants.

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

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law the following undertaking is hereby given to the Company (the “Company”):

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

These concessions shall be for a period of TWENTY years from the 19th day of July 2021.

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

J.
Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk and liquidity risk. For more information about financial risks that we are exposed to, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our trade and other receivables. We seek to minimize losses due to increased credit risk exposure by transacting with recognized and creditworthy third parties. All customers that wish to trade on credit terms are subject to our credit verification procedures. As of December 31, 2022 and 2021, our credit risk for receivables from third parties was S$11.1 million and S$10.8 million, respectively.

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

As of December 31, 2022, we had current liabilities of S$89.2 million, as compared to S$327.4 million of current assets. As of December 31, 2021, we had current liabilities of S$89.4 million, as compared to S$87.9 million of current assets. We expect to fund our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months through our current available cash and cash equivalents and the cash that we have received from the Business Combination.

Item 12. Description of Securities Other Than Equity Securities

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

The information called for by this Item is incorporated by reference from the section titled “Description of Securities” from our registration statement on Form F-1 originally filed with the SEC on April 14, 2022 (Registration No. 333-264294).

C.
Other Securities

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2022 because of the material weaknesses described below under “—Management’s Annual Report on Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, as a result of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2022.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, we have identified material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Certain of these material weaknesses resulted in immaterial audit adjustments to several accounts and disclosures.

The material weaknesses are as follows:

1.
We have insufficient accounting and financial reporting personnel with the necessary knowledge and experience with respect to the SEC’s rules and regulations and the internal control over financial reporting requirements of the Sarbanes‑Oxley Act of 2002;
2.
We do not perform detailed process‑level risk assessments over significant classes of transactions and, therefore, have not formally documented and do not monitor the operating effectiveness of all key internal controls over financial reporting, including management review controls in areas of estimation and judgment;
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

Remediation Activities and Plans

To remedy our identified material weaknesses and control deficiencies, we are in the process of implementing several measures that will improve our internal control over financial reporting, including: (i) recruiting experienced personnel with relevant past experience on internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002; (ii) engaging external consulting firms to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls; (iii) conducting regular and continuous accounting and financial reporting training programs on the SEC’s rules and regulations for our accounting and financial reporting personnel; and (iv) improving monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because we are an emerging growth company under the JOBS Act.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, except as disclosed under “—Remediation Activities and Plans” above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Jennifer Macdonald, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F, and meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Ms. Jennifer Macdonald satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act. For a description of Ms. Jennifer Macdonald’s experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Jennifer Macdonald.”

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

Item 16C. Principal Accountant Fees and Services

The table below sets out the total amount of services rendered by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	Year ended December 31,
	2022	2021
	(in millions of S$)
Audit Fees(1)	1.1	2.3
Audit-Related Fees(2)	—	—
Tax Fees(3)	0.2	0.3
All Other Fees(4)	0.2	*
Total	1.5	2.6

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
(4)
“Other fees” means the aggregate fees billed for transaction and other advisory services provided by our independent registered public accounting firm.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

Our current corporate governance practices differ from NYSE corporate governance requirements for U.S. companies in certain respects, as summarized below:

•
Composition of Board. Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors. In this regard, we have elected to follow home country practice, and as of the date of this Annual Report, our board of directors is composed of nine directors, out of which four are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

•
Executive Sessions. Section 303A.03 of the New York Stock Exchange Listed Company Manual generally requires that independent directors of a NYSE listed company must meet at regularly scheduled executive sessions without members of management present, and such executive sessions should occur at least once a year. In this regard, we have elected to follow home country practice, which do not require independent directors to meet regularly in executive sessions separate from the full board of directors.
•
Composition of Nominating/Corporate Governance Committee and Compensation Committee. Sections 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual require a listed U.S. company to have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. In this regard, we have elected to follow home country practice, and our remuneration committee and nominating committee are not comprised entirely of independent directors.
•
Annual shareholders’ meeting. Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders during each fiscal year. Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2022. We may, however, hold annual shareholders meetings in the future.
•
Approval of equity compensation plans and material revisions thereto. Section 303A.08 of the NYSE Listed Company Manual requires a listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.00 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. We follow the corporate governance practice of our home country, the Cayman Islands, which does not require shareholder approval for these matters. However, it should be noted that under the terms of our equity incentive plans, approval by the plan participants are required for certain changes to the terms of the plan.

Our adoption of the home country practice is consistent with and will not violate our Amended Articles nor any applicable law, regulation, order or decree in the Cayman Islands.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of Securities in the Company—We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign JURISDICTIONS that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-41330	1.1	March 23, 2022
2.1	Specimen ordinary share certificate of the Company.	F-4/A	333-261517	4.1	January 24, 2022
2.2	Specimen PropertyGuru warrant certificate.	F-4/A	333-261517	4.2	January 24, 2022
2.3	Specimen warrant certificate in respect of Bridgetown 2 Warrants assumed by the Company and converted into a warrant of the Company.	F-4/A	333-261517	4.3	January 24, 2022
2.4	Warrant Agreement, dated January 25, 2021, by and between Bridgetown 2 and Sponsor.	F-4/A	333-261517	10.5	January 24, 2022
2.5	Amended and Restated Assignment, Assumption and Amendment Agreement, dated as of December 1, 2021, by and among Bridgetown 2, the Company, Sponsor and Continental Stock Transfer & Trust Company.	F-4/A	333-261517	10.6	January 24, 2022
2.6	Novation, Assumption and Amendment Agreement, dated as of July 23, 2021, by and among the Company, PropertyGuru Pte. Ltd. and Epsilon Asia Holdings II Pte. Ltd.	F-4/A	333-261517	10.7	January 24, 2022
3.1	Shareholders’ Agreement.	20-F	001-41330	3.1	March 23, 2022
4.1	Business Combination Agreement, dated as of July 23, 2021, by and among Bridgetown 2, PubCo, Amalgamation Sub and PropertyGuru.	F-4/A	333-261517	2.1	January 24, 2022
4.2	REA Subscription Agreement, dated as of July 23, 2021, by and among Bridgetown 2, the Company and REA Asia Holding Co. Pty Ltd..	F-4/A	333-261517	10.1	January 24, 2022
4.3	Company Holders’ Support and Lock-Up Agreement, dated as of July 23, 2021, by and among Bridgetown 2, the Company, PropertyGuru and the other parties named therein.	F-4/A	333-261517	10.2	January 24, 2022
4.4	Sponsor Support and Lock-Up Agreement and Deed, dated as of July 23, 2021, by and among Bridgetown 2, the Company and PropertyGuru.	F-4/A	333-261517	10.3	January 24, 2022
4.5	Registration Rights Agreement, dated as of July 23, 2021, by and among Bridgetown 2, Sponsor, the Company and the undersigned parties listed as “Holders” thereto.	F-4/A	333-261517	10.4	January 24, 2022
4.6	New Employee Stock Option Plan 2016.	F-4/A	333-261517	10.8	January 24, 2022
4.7	New Employee Stock Option Plan 2018.	F-4/A	333-261517	10.9	January 24, 2022
4.8	New Non-Executive Directors Share Plan.	F-4/A	333-261517	10.10	January 24, 2022
4.9	New Omnibus Equity Incentive Plan.	F-4/A	333-261517	10.11	January 24, 2022
4.10	New Restricted Stock Units Plan.	F-4/A	333-261517	10.12	January 24, 2022
4.11	Form of Indemnification Agreement between the Company and each executive officer of the Company.	F-4/A	333-261517	10.13	January 24, 2022
8.1*	List of subsidiaries of the Company.
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers LLP.
15.2*	Consent of Russin & Vecchi.
15.3*	Consent of Chandler MHM Limited.
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

(*) Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PROPERTYGURU GROUP LIMITED

Date: April 24, 2023	By:	/s/ Hari V. Krishnan
	Name:	Hari V. Krishnan
	Title:	Chief Executive Officer and Managing Director

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PropertyGuru Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PropertyGuru Group Limited and its subsidiaries (the “Group”) as of 31 December 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity/(deficiency), and cash flows for each of the three years in the period ended 31 December 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers LLP

Singapore

15 March 2023

We have served as the Group’s auditor since 2013.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the financial year ended 31 December 2022

	Note	2022	2021	2020
		$’000	$’000	$’000
Revenue	6	135,925	100,711	82,095

Other income	7	2,787	1,723	2,801

Other gains/(losses) - net	8	21,870	(124,961)	14,680

Expenses
- Venue costs		(6,864)	(5,859)	(3,769)
- Sales and marketing cost		(20,955)	(26,297)	(17,325)
- Sales commission		(11,163)	(7,880)	(4,927)
- Impairment loss on financial assets		(1,180)	(2,138)	(2,271)
- Depreciation and amortisation		(21,172)	(14,032)	(9,554)
- Impairment of intangible assets		—	(8)	(806)
- IT and internet expenses		(11,313)	(7,882)	(5,678)
- Legal and professional		(7,596)	(9,807)	(1,446)
- Legal and professional incurred for IPO		(16,570)	(6,070)	—
- Share listing expense	2	(104,950)	—	—
- Employee compensation	9	(69,977)	(65,184)	(47,115)
- Non-executive directors’ remuneration		(2,356)	(2,503)	(590)
- Staff cost		(2,166)	(1,290)	(816)
- Office rental		(71)	(91)	(74)
- Finance cost	10	(2,396)	(13,909)	(16,446)
- Other expenses		(9,973)	(2,269)	(2,608)
Total expenses		(288,702)	(165,219)	(113,425)
Loss before income tax		(128,120)	(187,746)	(13,849)
Tax (expense)/credit	11(a)	(1,100)	333	(559)
Net loss		(129,220)	(187,413)	(14,408)

	Note	2022	2021	2020
		$’000	$’000	$’000
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation		(19,703)	5,672	(711)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation		(15)	(36)	(54)
Other comprehensive (loss)/income, net of tax		(19,718)	5,636	(765)
Total comprehensive loss		(148,938)	(181,777)	(15,173)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the financial year ended 31 December 2022

	Note	2022	2021	2020
(Loss) per share for loss attributable to equity holders of the Group		$ per share	$ per share	$ per share
Basic loss per share	12(a)	(0.84)	(2.03)	(0.26)

Diluted loss per share	12(b)	(0.84)	(2.03)	(0.37)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of 31 December 2022

	Note	2022	2021
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	13	309,233	70,236
Trade and other receivables	14(a)	18,145	17,655
		327,378	87,891

Non-current assets
Trade and other receivables	14(b)	4,559	1,564
Intangible assets	15	393,450	401,157
Plant and equipment	16	2,535	3,329
Right-of-use assets	17	11,475	15,419
		412,019	421,469
Total assets		739,397	509,360

LIABILITIES
Current liabilities
Trade and other payables	18(a)	29,737	32,921
Lease liabilities	17	4,104	4,439
Borrowings	20	—	170
Deferred revenue	6(b)	50,753	47,318
Provisions	22	280	36
Current income tax liabilities	11(b)	4,302	4,554
		89,176	89,438

Non-current liabilities
Trade and other payables	18(b)	296	603
Lease liabilities	17	8,339	12,452
Borrowings	20	—	16,732
Warrant liabilities	21	4,775	—
Deferred income tax liabilities	23	1,879	2,375
Provisions	22	672	569
		15,961	32,731
Total liabilities		105,137	122,169

NET ASSETS		634,260	387,191
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Group
Share capital	24	1,081,320	684,347
Share reserve	25	17,692	18,658
Capital reserve		785	785
Warrant reserve	26	—	5,742
Translation reserve		(16,961)	2,742
Accumulated losses		(448,576)	(325,083)
Total shareholders’ equity		634,260	387,191

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the financial year ended 31 December 2022

	Note	Share capital	Share reserve	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
2022
Beginning of financial year		684,347	18,658	785	5,742	2,742	(325,083)	387,191
Loss for the year		—	—	—	—	—	(129,220)	(129,220)
Other comprehensive loss for the year		—	—	—	—	(19,703)	(15)	(19,718)
Total comprehensive loss		—	—	—	—	(19,703)	(129,235)	(148,938)
Employee share grant and option scheme	25	—	3,856	—	—	—	—	3,856
Non-executive directors share grant and option scheme	25	—	1,848	—	—	—	—	1,848
Shares issued to PIPE investors	2 & 24	178,653	—	—	—	—	—	178,653
Transaction cost in relation to issuance of PIPE shares	24	(7,664)	—	—	—	—	—	(7,664)
Reorganisation	24 & 26	217,581	—	—	—	—	—	217,581
Issuance of shares	24	8,403	(6,670)	—	—	—	—	1,733
Expiration of warrants	26	—	—	—	(5,742)	—	5,742	—
Total transactions with owners, recognised directly in equity		396,973	(966)	—	(5,742)	—	5,742	396,007
End of financial year		1,081,320	17,692	785	—	(16,961)	(448,576)	634,260

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the financial year ended 31 December 2022

	Note	Share capital	Preference shares	Share reserve	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2021
Beginning of financial year		36,553	59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)
Loss for the year		—	—	—	—	—	—	(187,413)	(187,413)
Other comprehensive income/(loss) for the year		—	—	—	—	—	5,672	(36)	5,636
Total comprehensive income/(loss)		—	—	—	—	—	5,672	(187,449)	(181,777)
Employee share grant and option scheme	25	—	—	8,542	—	—	—	—	8,542
Non-executive directors share grant and option scheme	25	—	—	2,108	—	—	—	—	2,108
Conversion of preference shares to ordinary shares	19 & 24	395,456	(59,339)	—	—	—	—	—	336,117
Issuance of shares	24	252,338	—	(3,622)	—	—	—	—	248,716
Total transactions with owners, recognised directly in equity		647,794	(59,339)	7,028	—	—	—	—	595,483
End of financial year		684,347	—	18,658	785	5,742	2,742	(325,083)	387,191

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the financial year ended 31 December 2022

	Note	Share capital	Treasury shares		Preference shares	Share reserve	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000		$’000	$’000	$’000	$’000	$’000	$’000	$’000
2020
Beginning of financial year		33,886	—	*	59,339	5,898	130	5,742	(2,219)	(123,172)	(20,396)
Loss for the year		—	—		—	—	—	—	—	(14,408)	(14,408)
Other comprehensive loss for the year		—	—		—	—	—	—	(711)	(54)	(765)
Total comprehensive loss		—	—		—	—	—	—	(711)	(14,462)	(15,173)
Treasury shares reissued		—	(655)		—	—	655	—	—	—	—
Employee share grant and option scheme	25	—	—		—	6,660	—	—	—	—	6,660
Non-executive directors share grant and option scheme	25	—	—		—	280	—	—	—	—	280
Issuance of shares	24	2,667	655		—	(1,208)	—	—	—	—	2,114
Total transactions with owners, recognised directly in equity		2,667	—		—	5,732	655	—	—	—	9,054
End of financial year		36,553	—		59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)

* Less than $1,000

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2022

	Note	2022	2021	2020
		$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(129,220)	(187,413)	(14,408)
Adjustments for:
- Tax expense/(credit)		1,100	(333)	559
- Employee share grant and option expense		3,856	8,542	6,660
- Non-executive director share grant and option expense		1,848	2,108	280
- Amortisation and depreciation		21,172	14,032	9,554
- Impairment of intangible assets		—	8	806
- Loss on disposal of plant and equipment and intangible assets		101	3	187
- Gain on lease modification		(194)	—	—
- Interest income		(1,716)	(456)	(477)
- Finance cost		2,396	13,909	16,446
- Impairment loss on financial assets		1,180	2,138	2,271
- Unrealised currency translation losses		2,384	245	1,000
- Fair value loss/(gain) of Series B, D1, E and F conversion option		—	124,146	(15,051)
- Fair value gain on warrant liabilities		(23,341)	—	—
- Fair value loss on contingent consideration		—	—	174
- Fair value gain on convertible notes option		—	—	(1,313)
- Share listing expense		104,950	—	—
		(15,484)	(23,071)	6,688
Change in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		(3,239)	(1,676)	(3,803)
- Trade and other payables		(7,415)	14,891	(1,208)
- Deferred revenue		3,371	9,070	2,421
Cash (used in)/provided by operations		(22,767)	(786)	4,098
Interest received		1,704	440	471
Income tax paid		(1,586)	(2,104)	(1,895)
Net cash (used in)/provided by operating activities		(22,649)	(2,450)	2,674
Cash flows from investing activities
Additions to plant and equipment		(1,431)	(1,673)	(1,337)
Additions of intangible assets		(22,179)	(12,816)	(6,573)
Acquisition of subsidiaries, net of cash acquired		(2,234)	3,722	(2,385)
Payment of contingent consideration from acquisition of subsidiary		—	—	(12,167)
Proceeds from disposal of plant and equipment		31	13	48
Net cash used in investing activities		(25,813)	(10,754)	(22,414)
Cash flows from financing activities
Interest paid		(2,214)	(1,207)	(1,259)
Proceeds from loan advance		—	—	5,000
Proceeds from term loan		—	11,000	—
Repayment of borrowings		(17,057)	—	—
Borrowings transaction cost		—	(449)	—
Principal payment of lease liabilities		(4,324)	(4,062)	(3,807)
Proceeds from Reorganisation		142,145	—	—
Proceeds from the shares issued to PIPE investors		178,653	—	—
Transaction cost in relation to issuance of PIPE shares		(7,664)	—	—
Proceeds from issuance of preference shares		—	—	86,398
Proceeds from issuance of ordinary shares		1,733	80	2,114
Payment for legal and professional fees incurred for IPO		—	(4,020)	—
Repayment of convertible notes		—	(11,261)	—
Net cash provided by/(used in) financing activities		291,272	(9,919)	88,446
Net increase/(decrease) in cash and cash equivalents		242,810	(23,123)	68,706
Cash and cash equivalents
Beginning of financial year	13	70,236	93,359	24,653
Effects of currency translation on cash and cash equivalents		(3,813)	—	—
End of financial year	13	309,233	70,236	93,359

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2022

Reconciliation of liabilities arising from financing activities:

					Non-cash changes
	Note	1 January	Proceeds, net of transaction cost	Principal and interest payments	Conversion to ordinary shares	Interest expense	Currency translation differences	Addition during the year	Acquisition of subsidiaries	Reclassify to borrowings	31 December
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2022
Lease liabilities	17	16,891	—	(4,972)	—	648	(261)	137	—	—	12,443
Borrowings	20	16,902	—	(18,623)	—	1,658	—	—	63	—	—

2021
Preference shares	19	199,481	—	—	(211,030)	11,549	—	—	—	—	—
Convertible notes		11,471	—	(11,525)	—	54	—	—	—	—	—
Lease liabilities	17	17,253	—	(4,805)	—	742	(32)	2,683	1,050	—	16,891
Loan advance		5,000	—	—	—	—	—	—	—	(5,000)	—
Borrowings	20	—	10,551	(161)	—	1,512	—	—	—	5,000	16,902

2020
Preference shares		98,242	86,398	—	—	14,841	—	—	—	—	199,481
Convertible notes		11,129	—	(438)	—	780	—	—	—	—	11,471
Lease liabilities		19,550	—	(4,534)	—	727	(68)	1,578	—	—	17,253
Loan advance		—	5,000	—	—	—	—	—	—	—	5,000

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.
General information

PropertyGuru Group Limited (the “Company”) and its subsidiaries (the “Group”) is in the business of advertising, real estate marketing, business management and consultancy services. PropertyGuru Pte. Ltd. (“PropertyGuru”) became a wholly-owned subsidiary of PropertyGuru Group Limited as part of the reorganisation (as described in Note 2) on 17 March 2022.

PropertyGuru Group Limited (the “Company”) is incorporated in Cayman Islands. The address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman.

Prior to consummation of the Business Combination on 17 March 2022, the audited consolidated financial statements for the year ended 31 December 2021 were issued for PropertyGuru and its subsidiaries, which is the predecessor to the Company for financial reporting purposes. The Company had no operations prior to the reorganisation. As a result of the Business Combination (as defined below), PropertyGuru became a wholly-owned subsidiary of the Company. The comparable consolidated financial statements as of December 31, 2021 and for the years ended December 31, 2021 and 2020 represent the consolidated financial statements of PropertyGuru and its subsidiaries.

2.
Business Combination

Reorganisation

On 17 March 2022 (“Closing Date”), PropertyGuru Group Limited consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of 23 July 2021 with Bridgetown 2 Holdings Limited (“Bridgetown 2”), B2 PubCo Amalgamation Sub Pte. Ltd. (“Amalgamation Sub”) and PropertyGuru.

In connection with the Business Combination, the ordinary shares, restricted stocks and warrants of the PropertyGuru were converted in accordance with the terms and conditions of the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, the Company and Bridgetown 2 entered into subscription agreements with third party investors. Pursuant to the agreements, the investors subscribed for and purchased from the Company an aggregate of 13,193,068 the Company’s ordinary shares for a purchase price of US$10.00 per share, for aggregate gross proceeds of US$131,930,680, equivalent to approximately $178,653,000 (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Business Combination.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

2.
Business Combination (continued)

On the closing date of the Business Combination, the Company acquired all of the ordinary shares of PropertyGuru, in consideration for the issuance of ordinary shares of the Company, by way of exchanging 128,376,418 ordinary shares of the Company for all of the 3,555,946 ordinary shares of PropertyGuru outstanding as of the closing date. On 18 March 2022, the Company’s ordinary shares commenced trading on the New York Stock Exchange, or “NYSE”, under the symbol “PGRU”.

The Business Combination is accounted for as a capital reorganisation. The Business Combination, which is not within the scope of IFRS 3 Business Combination as Bridgetown 2 does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 Share-based Payment. As such, the Business Combination is treated as the equivalent of the Company issuing shares at the closing of the Business Combination for the net assets of Bridgetown 2 as of the closing date, accompanied by a recapitalisation. The net assets of Bridgetown 2 are recorded at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of PropertyGuru's shares of $11.28 per share (market price of PropertyGuru's ordinary shares at the Closing Date) over the fair value of Bridgetown 2’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This amounts to $104,950,000 which is expensed to profit or loss (“share listing expense”). The share listing expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service.

As of 17 March 2022
$’000
Fair value of equity consideration issued by the Company
Fair value of Bridgetown 2 Class A ordinary shares outstanding	137,233
Fair value of Bridgetown 2 Class B ordinary shares outstanding	84,318
221,551
Bridgetown 2 net assets acquired
Net cash proceeds from Bridgetown 2	134,481
Warrant liabilities (Note 21)	(27,746)
Others	9,866
116,601
Share listing expense	104,950

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

2.
Business Combination (continued)

Acquisition

On 13 October 2022, the Company acquired 100% of the issued and outstanding share capital, preference shares, convertible notes and future rights to equity of Sendtech Pte. Ltd. (“Sendtech”) for a total purchase price of $2,308,000. Sendtech is a home services platform developer that connects consumers to home service providers. The results of operations from Sendtech have been included in our consolidated financial statements since the date of acquisition.

The purchase price allocation as of the date of acquisition was based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The following table summarizes the acquisition date fair value of the assets/liabilities assumed and related goodwill acquired from Sendtech:

As of 13 October 2022
$’000
Total assets
Cash and cash equivalents	74
Internally developed computer software (Note 15(e))	163
Trade and other receivables	66
303
Total liabilities
Borrowings	(63)
Trade and other payables	(631)
Deferred revenue	(64)
(758)
Net identifiable liabilities acquired	(455)
Add: goodwill	2,763
Total purchase consideration	2,308

Goodwill, which is non-deductible for tax purposes, represents the excess of the purchase consideration over the fair value of the net tangible and intangible assets acquired and is primarily attributable to the expected synergies at the time of the acquisition.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies
3.1.
Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Interpretations and amendments to published standards effective in 2022

On 1 January 2022, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS Interpretations Committee (IFRS IC) that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

3.
Significant accounting policies
3.2.
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.2.
Revenue recognition (continued)

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

The Group also earns revenue from the provision of review and management support services to Developers. Review services include writing of articles and posting of videos to promote Developers’ properties. Management services include sales and marketing, accounting and finance, human resources and technology support to customers.

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

The Group recognises revenue based on the principles of IFRS 15 Revenue from Contracts with Customers. All performance obligations and its transaction price within the contract can be separately identified. Revenue is recognised when each performance obligation is satisfied. For performance obligations satisfied over time, the Group selects an appropriate measure of progress to determine how much revenue is recognised as the performance obligation is satisfied.

(a)
Subscription and advertising income
(i)
Revenue from subscription is recognised on a straight-line basis over the contract period.
(ii)
Revenue from advertising is recognised over the period in which the advertisements are placed or as the advertisements are displayed depending on type of advertisement.
(iii)
Revenue from discretionary credits to agents consist of
•
credits granted to customers to boost their listings on the Group’s website. Revenue is recognised when the credit is utilised.
•
featured listing by providing advertising services over a contracted period. Revenue is recognised on a straight-line basis over the contract period.

The customers are invoiced at the start of the service period.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.2.
Revenue recognition (continued)
(b)
Events income

Revenue from events is recognised on the date that the event takes place. The customers may be invoiced upfront.

(c)
Others
(i)
Review services revenue is recognised at a point in time when the articles and videos are posted on the website.
(ii)
Management services revenue is recognised over time as the management support services are simultaneously received and consumed by the customers.

The customers are invoiced upon service being rendered.

(d)
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

(iii)
Revenue from software is recognised on the date of actual delivery of the software platform to developers. Maintenance service revenue is recognised on a straight-line basis over the maintenance period.

Developers are invoiced at the start of the service period.

All contract liabilities for consideration received for unsatisfied performance obligations is classified and presented in the consolidated balance sheet as deferred revenue.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.3.
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

3.4.
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

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity/(deficiency), and consolidated balance sheets. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.4.
Group accounting (continued)
(a)
Subsidiaries (continued)
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

The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the identifiable net assets acquired is recorded as goodwill. Please refer to Note 3.6(a) for the accounting policy on goodwill.

(iii)
Disposals

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive loss within “Other comprehensive income/(loss)” in respect of that entity are also reclassified to the consolidated statements of comprehensive loss or transferred directly to retained earnings if required by a specific Standard.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.4.
Group accounting (continued)
(a)
Subsidiaries (continued)
(iii)
Disposals (continued)

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive loss.

3.5.
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

The residual values, estimated useful lives and depreciation method of plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive loss when the changes arise.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.5.
Plant and equipment (continued)
(c)
Subsequent expenditure

Subsequent expenditure relating to plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of comprehensive loss when incurred.

(d)
Disposal

On disposal of an item of plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of comprehensive loss within “Other (losses)/gains - net”.

3.6.
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.6.
Intangible assets (continued)
(b)
Acquired trademarks, brands and domain names (continued)

Trademarks, brands and domain names acquired are initially recognised at cost and are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive loss using the straight-line method over 3 to 20 years, which is the shorter of their estimated useful lives or periods of contractual rights.

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

Computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive loss using the straight-line method over their estimated useful lives of 3 to 5 years.

(d)
Property data

Property data consist of purchase of property transaction data and auction data. Property data is initially capitalised at cost and subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive loss using the straight-line method over their estimated useful lives of 3 years.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.6.
Intangible assets (continued)
(e)
Development cost in progress and internally developed computer software

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

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

Completed development costs in progress are reclassified to internally developed computer software on completion. These internally developed computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive loss using a straight-line method over their estimated useful lives of three years. Development cost in progress is not amortised.

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive loss when the changes arise.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.7.
Impairment of non-financial assets
(a)
Goodwill

Goodwill recognised separately as an intangible asset is tested for impairment annually or whenever there is indication that the goodwill may be impaired.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.7.
Impairment of non-financial assets (continued)
(b)
Intangible assets

Plant and equipment

Right-of-use assets (continued)

The difference between the carrying amount and recoverable amount is recognised as an impairment loss in the consolidated statements of comprehensive loss, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

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

A reversal of impairment loss for an asset other than goodwill is recognised in the consolidated statements of comprehensive loss.

3.8.
Financial assets
(a)
Classification and measurement

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.8.
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

(ii)
At subsequent measurement

The Group’s debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt instrument that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in the consolidated statements of comprehensive loss when the asset is derecognised or impaired. Interest income from these financial assets is included in interest income using the effective interest method.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.8.
Financial assets (continued)
(c)
Recognition and derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognised in the consolidated statements of comprehensive loss. Any amount previously recognised in the consolidated statements of comprehensive loss within “Other comprehensive income/(loss)” relating to that asset is reclassified to “Other (losses)/gains - net” of the consolidated statements of comprehensive loss.

3.9.
Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(a)
Borrowings

Borrowings are initially recognised at fair value (net of transaction costs) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of comprehensive loss over the period of the borrowings using the effective interest method.

(b)
Preference shares

Preference shares which are mandatorily redeemable on a specific date are classified as liabilities.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the borrowings that has been extinguished and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognised in the consolidated statements of comprehensive loss as “Finance cost”.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.10.
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

3.11.
Leases

When the Group is the lessee:

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.11.
Leases (continued)

When the Group is the lessee: (continued)

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

Lease payments include the following:

-
Fixed payment (including in-substance fixed payments), less any lease incentives receivables; and
-
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

-
There is a change in future lease payments arising from changes in an index or rate;
-
There is a change in the Group’s assessment of whether it will exercise an extension option; or
-
There are modifications in the scope or the consideration of the lease that was not part of the original term.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.11.
Leases (continued)

When the Group is the lessee: (continued)

•
Lease liabilities (continued)

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in the consolidated statements of comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

•
Short-term and low-value leases

The Group has elected to not recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

3.12.
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.12.
Income taxes (continued)

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

Current and deferred income taxes are recognised as income or expense in the consolidated statements of comprehensive loss, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovative credit) similar to accounting for other tax credits where deferred tax asset is recognised for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised.

3.13.
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

Changes in the estimated timing or amount of expenditure or discount rate are recognised in the consolidated statements of comprehensive loss when the changes arise.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.14.
Provision for reinstatement costs

Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.

The Group recognises the estimated costs of dismantlement, removal or restoration of items of its right-of-use assets arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money. Changes in the estimated timing or amount of the expenditure or discount rate for asset dismantlement, removal and restoration costs are adjusted against the cost of the related right-of-use asset, unless the decrease in the liability exceeds the carrying amount of the asset or the asset has reached the end of its useful life. In such cases, the excess of the decrease over the carrying amount of the asset or the changes in the liability is recognised in the consolidated statements of comprehensive loss immediately.

3.15.
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

(b)
Share-based compensation

The Group operates several equity-settled, share-based compensation plans. The value of the employee services received in exchange for the grant of shares and options is recognised as an expense with a corresponding increase in the share reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the shares and options on the respective grant dates. Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.15.
Employee compensation (continued)
(b)
Share-based compensation (continued)

At each balance sheet date, the Group revises its estimates of the number of shares and options that are expected to vest or become exercisable on the vesting date and recognises the impact of the revision of the estimates in the consolidated statements of comprehensive loss, with a corresponding adjustment to the share reserve over the remaining vesting period.

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

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the consolidated statements of comprehensive loss within “Other comprehensive income/(loss)” in the period when they arise. The experience adjustments are not to be reclassified to the consolidated statements of comprehensive loss in a subsequent period.

Past service costs are recognised immediately in the consolidated statements of comprehensive loss.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.16.
Currency translation
(a)
Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the parent company within the Group is United States dollars (“US$”). The financial statements are presented in Singapore Dollars (“$”) as the Group’s operations and major transactions are substantially based in Singapore.

(b)
Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency translation differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the consolidated statements of comprehensive loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and other currency instruments designated and qualifying as net investment hedges and net investment in foreign operations, are recognised in the consolidated statements of comprehensive loss within “Other comprehensive income/(loss)” and accumulated in translation reserve.

When a foreign operation is disposed off, a proportionate share of the accumulated currency translation differences is reclassified to the consolidated statements of comprehensive loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive loss within “Finance cost”. All other foreign exchange gains and losses impacting the consolidated statements of comprehensive loss are presented within “Other (losses)/gains - net”.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.16.
Currency translation (continued)
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
(ii)
income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and
(iii)
all resulting currency translation differences are recognised in the consolidated statements of comprehensive loss within “Other comprehensive income/(loss)” and accumulated in translation reserve. These currency translation differences are reclassified to the consolidated statements of comprehensive loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

3.17.
Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

3.18.
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.18.
Share capital, treasury shares and preference shares (continued)

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

3.19.
Warrant liabilities

Bridgetown 2 warrants which were exchanged for warrants of the Company are classified as liabilities. They are initially recognised at its fair value on the date of exchange and is subsequently carried at its fair value. Changes in fair value are recognised in the consolidated statements of comprehensive loss as "Other (losses)/gains – net".

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

3.20.
Warrant reserve

PropertyGuru warrants which were exchanged for warrants of the Company are classified as equity. Before the Business Combination, warrants were recorded at historical proceeds received as of the date of issuance and were not subsequently remeasured on the date of exchange. Incremental costs directly attributable to the issuance of new warrants are deducted against the warrant reserve account. Expired warrants are reclassified from warrant reserve to accumulated losses under equity.

3.21.
Earnings/(loss) per share
(a)
Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

•
the profit/(loss) attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares
•
by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

3.
Significant accounting policies (continued)
3.21.
Earnings/(loss) per share (continued)
(b)
Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into account:

•
the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•
the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
3.22.
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) whose members are responsible for allocating resources and assessing performance of the operating segments.

4.
Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)
Impairment of goodwill

Goodwill is tested for impairment annually.

Goodwill is allocated to the CGUs identified by the Group which comprise of Marketplace country and Data and Software Services (“DSS”).

In 2022, the award business has become an intrinsic part of the local developer product mix and are allocated to Marketplace country CGUs on a revenue share basis.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

4.
Critical accounting estimates, assumptions and judgements (continued)
(a)
Impairment of goodwill (continued)

The goodwill of $112,080,000 (2021: $115,817,000) is allocated to the Vietnam marketplace CGU which comprises PropertyGuru Viet Nam Joint Stock Company (formerly known as Dai Viet Technology & Investment JSC), its subsidiary (”PG Vietnam”) and Ensign operations in Vietnam.

The goodwill of $214,614,000 (2021: $225,908,000) is allocated to the Malaysia Marketplace CGU which comprises iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and Ensign operations in Malaysia.

The recoverable amount of goodwill and the associated CGU of PG Vietnam and Malaysia marketplace have been determined based on its value-in-use.

The determination of the fair value of the CGUs requires the use of estimates (Note 15(a)). The results of the impairment review undertaken at 31 December 2022 on the Group’s goodwill indicated that no impairment charge was necessary. Specific estimates and the sensitivity analysis are disclosed in Note 15(a).

(b)
Critical judgement over capitalisation of internally developed computer software and development cost in progress

The Group’s internally developed computer software and development cost in progress are capitalised based on management judgements relating to whether the criteria in Note 3.6(e) are met. Critical judgement is required in determining whether the expenditure enhances or extends the performance of computer software programmes beyond their original specifications or whether the costs are associated with maintaining computer software programmes. The carrying amounts of internally developed computer software and development cost in progress are disclosed in Note 15(e) and 15(f) respectively.

In 2022, a 1% reduction in total additions to development cost in progress will result in an employee compensation expense of $211,000.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

5.
Segment information
(a)
Description of segments

The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM, which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Managing Director Fintech / Chief Marketing Officer, Managing Director Data & Software Solutions, Chief Technology Officer and Chief People Officer.

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

The Fintech and Data segment consists of the digital mortgage marketplace business, PropertyGuru Finance, launched in March 2021 where commission is earned from financial institutions on each mortgage brokered and from insurance providers on each insurance policy’s inception, and the data business involving provision of data services to developers, agents, banks and property valuers.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

5.
Segment information (continued)
(b)
Segment information

The table below shows the segment information provided to the CODM for the reportable segments for the years ended 31 December 2022, 2021, and 2020.

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and Data	Total reportable segments
	$’000	$’000	$’000	$’000	$’000	$’000
2022
Revenue from external customers	69,241	24,040	25,388	12,192	5,064	135,925
Adjusted EBITDA	47,626	5,470	10,208	(259)	(7,385)	55,660

2021
Revenue from external customers	55,891	18,767	14,315	8,361	3,377	100,711
Adjusted EBITDA	33,355	2,063	(10,440)	(1,232)	(4,634)	19,112

2020
Revenue from external customers	46,470	18,241	7,501	7,863	2,020	82,095
Adjusted EBITDA	32,554	4,213	(4,573)	(3,196)	(1,660)	27,338

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

5.
Segment information (continued)
(b)
Segment information (continued)

A reconciliation of adjusted EBITDA to loss before income tax is provided as follows:

	2022	2021	2020
	$’000	$’000	$’000

Adjusted EBITDA of reportable segments	55,660	19,112	27,338
Headquarters cost	(41,194)	(29,484)	(22,842)
Adjusted EBITDA of the Group	14,466	(10,372)	4,496
Changes in fair value of warrant liabilities, preferred shares and embedded derivatives	23,341	(124,146)	16,364
Finance costs - net	(680)	(13,453)	(15,964)
Depreciation and amortisation expense	(21,172)	(14,032)	(9,554)
Impairment	—	(8)	(806)
Share grant and option expenses	(5,524)	(10,470)	(6,660)
Others losses - net	(1,471)	(815)	(1,684)
Business acquisition transaction and integration cost	(4,378)	(8,380)	(41)
Legal and professional expenses incurred for IPO	(16,570)	(6,070)	—
Share listing expense	(104,950)	—	—
Ongoing cost of a listed entity	(11,182)	—	—
Loss before income tax	(128,120)	(187,746)	(13,849)

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

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of warrant liabilities, preferred shares and embedded derivatives, finance cost, depreciation and amortisation, income tax expense, impairments when the impairment is the result of an isolated, non–recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration cost, legal and professional expenses incurred for IPO and share listing expense.

On-going costs of a listed entity pertain to additional audit, legal and compliance costs, increased Director and Officer insurance premiums, investor relation costs, NYSE filing fees and other additional costs directly related to being a public listed company.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

6.
Revenue from contracts with customers
(a)
Disaggregation of revenue from contracts with customers

	2022	2021	2020
	$’000	$’000	$’000
Agent revenue
- Subscription	51,905	41,773	35,752
- Agent discretionary	56,453	35,179	29,968
	108,358	76,952	65,720
Developer revenue
- Advertising activities	10,794	10,749	8,113
- Events	8,817	6,328	5,785
- Others	2,892	3,305	457
	22,503	20,382	14,355
Fintech and data	5,064	3,377	2,020
	135,925	100,711	82,095
Revenue recognised
- At a point in time	31,543	20,068	16,511
- Over time	104,382	80,643	65,584
	135,925	100,711	82,095

Revenue recognition criteria for each of these revenue streams is stated in Note 3.2.

As permitted under IFRS 15, the remaining unsatisfied performance obligations are not disclosed as these performance obligations are part of contracts that have an original expected duration of one year or less. There is no consideration from contracts with customers not included in the transaction price.

(b)
Contract liabilities

	31 December		1 January
	2022	2021	2021
	$’000	$’000	$’000
Deferred revenue	50,753	47,318	34,487

The change in deferred revenue is mainly due to the increase in unsatisfied performance obligations at the end of the financial year.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

6.
Revenue from contracts with customers (continued)
(b)
Contract liabilities (continued)
(i)
Revenue recognised in relation to contract liabilities

	2022	2021	2020
	$’000	$’000	$’000
Revenue recognised in current period that was included in the contract liabilities balance at the beginning of the period	47,318	34,487	32,065

(c)
Trade receivables from contracts with customers

	31 December		1 January
	2022	2021	2021
	$’000	$’000	$’000
Current assets
Trade receivables from contracts with customers (Note 14(a))	16,206	15,765	15,825
Loss allowances (Note 14(a))	(5,081)	(4,953)	(4,823)
	11,125	10,812	11,002

7.
Other income

	2022	2021	2020
	$’000	$’000	$’000

Interest income	1,716	456	477
Government grants
- Job Support Scheme	—	863	1,787
- Job Growth Incentive	970	—	—
- Others	68	140	175
Rent concession	3	141	71
Others	30	123	291
	2,787	1,723	2,801

8.
Other gains/(losses) – net

	2022	2021	2020
	$’000	$’000	$’000
Loss on disposal of plant and equipment and intangible assets	(101)	(3)	(187)
Currency translation loss	(1,564)	(812)	(1,323)
Gain on lease modification	194	—	—
Fair value gain on derivative financial liabilities (Note 27(e))	—	—	1,313
Fair value (loss)/gain on Series B, D1, E, and F conversion option (Note 27(e))	—	(124,146)	15,051
Fair value loss on contingent consideration (Note 27(e))	—	—	(174)
Fair value gain on warrant liabilities	23,341	—	—
	21,870	(124,961)	14,680

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

9.
Employee compensation

	2022	2021	2020
	$’000	$’000	$’000
Wages and salaries	57,740	49,931	36,205
Employer's contribution to defined contribution plans	6,555	5,428	3,313
Other employee benefits	1,826	1,283	937
Share grant and option expenses (Note 25)	3,856	8,542	6,660
	69,977	65,184	47,115

10.
Finance cost

	2022	2021	2020
	$’000	$’000	$’000
Interest expenses:
- Convertible notes	—	54	780
- Leases (Note 17(b))	648	742	727
- Borrowings	1,658	1,512	—
Accretion expenses arising from redeemable convertible preference shares (Note 19)	—	11,549	14,841
Others	90	52	98
	2,396	13,909	16,446

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

11.
Income taxes
(a)
Tax expense/(credit)

	2022	2021	2020
	$’000	$’000	$’000
Tax expense attributable to profit is made up of:
- Current income tax	1,204	291	1,417
- Under/(Over) provision of income tax in prior financial year	63	(25)	(743)
- Deferred income tax (Note 23)	(395)	(669)	(140)
- Withholding tax	228	70	25
	1,100	(333)	559

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2022	2021	2020
	$’000	$’000	$’000
Loss before tax	(128,120)	(187,746)	(13,849)
Tax calculated at tax rate of 17% (2021 and 2020: 17%)	(21,780)	(31,917)	(2,354)
Effects of:
- Different tax rates in other countries	(4,275)	(1,744)	(1,033)
- Expenses not deductible for tax purposes	24,689	8,370	5,021
- Income not subject to tax	(880)	(539)	(699)
- Fair value losses/(gains) on financial instruments	—	21,105	(2,782)
- Tax incentives	—	—	(510)
- Utilisation of previously unrecognised capital allowances	—	(1,740)	—
- Utilisation of previously unrecognised merger and acquisition allowances	(1,743)	—	—
- Deferred tax assets not recognised	4,805	6,087	3,634
- Withholding tax	228	70	25
- Under/(Over) provision of tax in prior financial year	63	(25)	(743)
- Overprovision of deferred income tax in prior financial year	(7)	—	—
Tax expense/(credit)	1,100	(333)	559

(b)
Movement in current income tax liabilities

	2022	2021
	$’000	$’000
Beginning of financial year	4,554	5,492
Income tax paid	(1,586)	(2,104)
Tax expense	1,432	361
Under/(Over) provision in prior financial year	63	(25)
Acquisition of subsidiaries	—	706
Currency translation adjustments	(161)	124
End of financial year	4,302	4,554

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

12.
Loss per share

The Group calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period.

Comparative loss per share (basic and diluted) were restated to give effect to the share exchange for comparability purposes (see Note 2).

(a)
Basic loss per share

	2022	2021	2020
	$ per share	$ per share	$ per share
Total basic loss per share attributable to the ordinary equity holders of the Group	(0.84)	(2.03)	(0.26)

(b)
Diluted loss per share

	2022	2021	2020
	$ per share	$ per share	$ per share
Total diluted loss per share attributable to the ordinary equity holders of the Group	(0.84)	(2.03)	(0.37)

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

12.
Loss per share (continued)
(c)
Reconciliations of loss used in calculating loss per share

	2022	2021	2020
	$’000	$’000	$’000
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share	(129,220)	(187,413)	(14,408)
Diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share[1]	(129,220)	(187,413)	(14,408)
Add: savings from accretion cost on Series B preference shares	—	— *	5,431
Less: fair value gain on Series B conversion option	—	—	(15,051)
Loss attributable to the ordinary equity holders ofthe Group used in calculating diluted loss per share	(129,220)	(187,413)	(24,028)

(d)
Weighted average number of shares used as the denominator

	2022	2021		2020
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	154,563,175	92,275,632		55,953,630
Adjustments for calculation of diluted loss per share[1]:		.
Number of Series B preference shares	—	—	*	9,327,392
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	154,563,175	92,275,632		65,281,022

* Preference shares were converted on 3 August 2021 and the effect of conversion was excluded as it was anti-dilutive.

1.
Potential ordinary shares outstanding consist of restricted stock units, stock options, warrants, convertible notes and convertible preference shares and are excluded if their effect is anti-dilutive.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

13.
Cash and cash equivalents

	2022	2021
	$’000	$’000
Cash on hand	42	13
Cash at bank	168,325	39,814
Short-term bank deposits	140,866	30,409
	309,233	70,236

14.
Trade and other receivables
(a)
Current

	2022	2021
	$’000	$’000
Trade receivables - Non-related parties	16,197	15,765
Trade receivables - Related parties	9	—
Less: Allowance for impairment of receivables - non-related parties (Note 27(b))	(5,081)	(4,953)
Trade receivables - net	11,125	10,812
Deposits	902	656
Prepayments	5,083	4,074
Other receivables	1,035	2,113
	18,145	17,655
(b)
Non-current

	2022	2021
	$’000	$’000
Deposits	2,562	1,373
Prepayments	1,997	191
	4,559	1,564

15.
Intangible assets

	2022	2021
	$’000	$’000
Composition:
Goodwill (Note 15(a))	347,831	362,448
Trademarks, brand and domain names (Note 15(b))	7,865	9,500
Acquired computer software (Note 15(c))	1,190	946
Property data (Note 15(d))	431	233
Internally developed computer software (Note 15(e))	30,205	15,009
Development cost in progress (Note 15(f))	5,928	13,021
	393,450	401,157

(a)
Goodwill

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	362,448	123,277
Currency revaluation adjustments	(17,380)	5,321
Acquisition of subsidiaries	2,763	233,850
End of financial year	347,831	362,448

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

15.
Intangible assets (continued)
(a)
Goodwill (continued)

Impairment tests for goodwill

Goodwill is allocated to the Group’s CGUs identified as follows:

	2022	2021
	$’000	$’000
ePropertyTrack ("Fastkey")	3,586	3,586
MyProperty Data Sdn Bhd ("Data")	2,032	2,149
Ensign[1]	—	5,099
Singapore marketplace	486	—
Vietnam marketplace	112,080	115,817
Malaysia marketplace[2]	214,614	225,908
Thailand marketplace[3]	11,671	9,889
Indonesia marketplace	599	—
SendTech Pte. Ltd. ("Sendhelper")	2,763	—
	347,831	362,448

1.
In 2022, the award business has become an intrinsic part of the local developer product mix and are allocated to Marketplace country CGUs on a revenue share basis.
2.
Comprise of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn Bhd.
3.
Comprise of Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd., iProperty (Thailand) Co., Ltd., and AllProperty Media Co., Ltd. (Head Office)

The recoverable amounts of all CGUs were determined based on value-in-use (“VIU”). Assumptions used in the VIU calculations include year-on-year revenue growth rate, EBIT margin, discount rate and terminal growth rate.

Management determined budgeted revenue growth rates and EBIT margin based on past performance and its expectations of market developments. The discount rates used were pre-tax and reflected specific risks relating to the relevant segments. Terminal value was determined based on cashflows at the point the CGU has reached a steady state of growth. Terminal growth rates used were consistent with long term forecasts included in industry reports.

Cash flow projections used in the VIU calculations were based on financial budgets approved by management covering a five-year period.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

15.
Intangible assets (continued)
(a)
Goodwill (continued)

Impairment tests for goodwill (continued)

Key assumptions used for value-in-use calculations:

	2022
	Revenue growth rate[1]	Terminal growth rate[2]	Discount rate[3]
Fastkey	4-81%	5.5%	16.1%
Data	45-234%	5.5%	23.1%
Singapore marketplace	10-19%	5.5%	16.1%
Vietnam marketplace	18-38%	6.0%	23.0%
Malaysia marketplace	20-36%	4.0%	16.2%
Thailand marketplace	14-29%	3.0%	15.6%
Indonesia marketplace	11-27%	4.6%	14.5%
Sendhelper	25-160%	5.5%	18.3%

	2021
	Revenue growth rate[1]	Terminal growth rate[2]	Discount rate[3]
Fastkey	16-21%	1.7%	12.8%
Data	27-426%	3.4%	21.9%
Ensign	12-52%	1.7%	12.8%
Vietnam marketplace	15-53%	3.0%	17.5%

1.
Budgeted revenue growth rate
2.
Weighted average growth rate used to extrapolate cash flows beyond the budget period
3.
Pre-tax discount rate applied to the pre-tax cash flow projections

2021
Enterprise Value / Sales Mutiple
Malaysia marketplace	16.6x
Thailand marketplace	16.6x

Based on a sensitivity analysis performed, management found recoverable amounts to be most sensitive to changes in revenue growth rates. A decrease in revenue growth rates by 5.1 and 5.7 percentage points every year in Vietnam and Malaysia marketplace CGUs respectively, would result in the recoverable amounts of these CGUs to be equal to their carrying amounts.

Any reasonably possible change in the assumptions used in the value-in-use calculations of all CGUs will not cause their carrying amounts to exceed their recoverable amounts.

In 2021, an annual decrease in revenue growth rate by 4.1 percentage points would result in the recoverable amount of the Vietnam marketplace CGU to be equal to its carrying amount.

Any reasonably possible change in the assumptions used in the value-in-use calculations of FastKey, Data and the fair value less cost to sell of the Malaysia and Thailand marketplace CGUs would not cause their carrying amounts to exceed their recoverable amounts.

The results of the impairment review undertaken at 31 December 2022 and 2021 by management on the Group’s goodwill indicated that no impairment charge was necessary.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

15.
Intangible assets (continued)
(b)
Trademarks, brand and domain names

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	20,738	15,667
Additions	15	—
Acquisition of subsidiaries	—	4,859
Disposals during the year	(8)	—
Currency revaluation adjustments	(830)	212
End of financial year	19,915	20,738
Accumulated amortisation and impairment
Beginning of financial year	11,238	10,089
Amortisation charge	1,264	1,105
Disposals during the year	(1)	—
Currency revaluation adjustments	(451)	44
End of financial year	12,050	11,238
Net book value	7,865	9,500

(c)
Acquired computer software

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	2,855	2,182
Additions	689	654
Acquisition of subsidiaries	—	23
Reclassification from internally developed computer software	426	—
Disposals during the year	(40)	—
Currency revaluation adjustments	(35)	(4)
End of financial year	3,895	2,855
Accumulated amortisation
Beginning of financial year	1,909	1,566
Amortisation charge	727	344
Reclassification from internally developed computer software	100	—
Disposals during the year	(17)	—
Currency revaluation adjustments	(14)	(1)
End of financial year	2,705	1,909
Net book value	1,190	946

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

15.
Intangible assets (continued)
(d)
Property data

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	355	191
Acquisition of subsidiaries	—	73
Additions	368	93
Currency revaluation adjustments	(19)	(2)
End of financial year	704	355
Accumulated amortisation
Beginning of financial year	122	5
Amortisation charge	160	117
Currency revaluation adjustments	(9)	—	*
End of financial year	273	122
Net book value	431	233

* Less than $1,000

(e)
Internally developed computer software

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	27,644	11,133
Acquisition of subsidiaries	163	9,832
Transfers from development cost in progress	28,103	6,605
Reclassification to acquired computer software	(426)	—
Currency revaluation adjustments	(686)	74
End of financial year	54,798	27,644
Accumulated amortisation and impairment
Beginning of financial year	12,635	6,483
Amortisation charge	12,346	6,177
Reclassification to acquired computer software	(100)	—
Transfer from development cost in progress	80	—
Currency revaluation adjustments	(368)	(25)
End of financial year	24,593	12,635
Net book value	30,205	15,009

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

15.
Intangible assets (continued)
(f)
Development cost in progress

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	13,105	6,493
Acquisition of subsidiaries	—	1,136
Additions	21,107	12,067
Transfers to internally developed computer software	(28,103)	(6,605)
Disposals during the year	(84)	—
Currency revaluation adjustments	(97)	14
End of financial year	5,928	13,105
Accumulated impairment
Beginning of financial year	84	85
Transfers to internally developed computer software	(80)	—
Currency revaluation adjustments	(4)	(1)
End of financial year	—	84
Net book value	5,928	13,021

16.
Plant and equipment

	Leasehold improvements	Computers	Furniture, equipment and motor vehicle	Total
	$’000	$’000	$’000	$’000
2022
Cost
Beginning of financial year	4,395	4,589	842	9,826
Additions	221	1,131	79	1,431
Reclassification	(82)	—	82	—
Disposals during the year	(437)	(433)	(90)	(960)
Currency revaluation adjustments	(125)	(163)	(30)	(318)
End of financial year	3,972	5,124	883	9,979
Accumulated depreciation
Beginning of financial year	2,866	3,050	581	6,497
Depreciation charge	964	984	171	2,119
Disposals during the year	(437)	(429)	(76)	(942)
Currency revaluation adjustments	(84)	(121)	(25)	(230)
End of financial year	3,309	3,484	651	7,444
Net book value
End of financial year	663	1,640	232	2,535

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

16.
Plant and equipment (continued)

	Leasehold improvements	Computers	Furniture, equipment and motor vehicle	Total
	$’000	$’000	$’000	$’000
2021
Cost
Beginning of financial year	3,532	3,225	614	7,371
Additions	408	1,180	85	1,673
Acquisition of subsidiaries	595	269	159	1,023
Disposals during the year	(111)	(70)	(7)	(188)
Currency revaluation adjustments	(29)	(15)	(9)	(53)
End of financial year	4,395	4,589	842	9,826
Accumulated depreciation
Beginning of financial year	1,872	2,401	479	4,752
Depreciation charge	1,118	727	114	1,959
Disposals during the year	(111)	(54)	(7)	(172)
Currency revaluation adjustments	(13)	(24)	(5)	(42)
End of financial year	2,866	3,050	581	6,497
Net book value
End of financial year	1,529	1,539	261	3,329

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

17.
Leases - The Group as a lessee

Nature of the Group’s leasing activities

Property and office equipment

The Group leases office space and office equipment for the purpose of back office operations.

(a)
Carrying amounts, additions and depreciation charge during the year

Right-of-use (“ROU”) assets:

	2022	2021
	$’000	$’000
Cost
Beginning of financial year	24,858	22,832
Additions	813	2,754
Expiration of leases	(702)	(1,696)
Shorten of leases	(198)	—
Acquisition of subsidiaries	—	1,003
Currency revaluation adjustments	(381)	(35)
End of financial year	24,390	24,858
Accumulated depreciation
Beginning of financial year	9,439	6,797
Depreciation charge	4,556	4,330
Impairment	—	8
Expiration of leases	(702)	(1,696)
Shorten of leases	(153)	—
Currency revaluation adjustments	(225)	— *
End of financial year	12,915	9,439
Net book value	11,475	15,419

* Less than $1,000

Lease liabilities:

	2022	2021
	$’000	$’000
Current	4,104	4,439
Non-current	8,339	12,452
	12,443	16,891

(b)
Interest expense

	2022	2021	2020
	$’000	$’000	$’000
Interest expense on lease liabilities	648	742	727

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

17.
Leases - The Group as a lessee (continued)
(c)
Lease expense not capitalised in lease liabilities

	2022	2021	2020
	$’000	$’000	$’000
Short-term lease expense	112	94	68
Low-value lease expense	52	61	28
Total	164	155	96

(d)
Total cash outflow for all the leases was $5,136,000 (2021: $4,960,000, 2020: $4,630,000).
(e)
Future cash outflow which are not capitalised in lease liabilities

Extension option

The leases for certain office space contain extension periods, for which the related lease payment had not been included in lease liabilities as the Group is not reasonably certain to exercise these extension options. The Group negotiates extension options to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Extension options are exercisable by the Group and not by the lessor.

18.
Trade and other payables
(a)
Current

	2022	2021
	$’000	$’000
Trade payables - non-related parties	5,070	4,469
Accrued operating expenses	7,399	9,901
Accrued employee expenses	14,395	14,677
Other payables	2,873	3,874
	29,737	32,921
(b)
Non-current

	2022	2021
	$’000	$’000
Trade payables - non-related parties	3	1
Accrued employee expenses	293	602
	296	603

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

19.
Preference shares

	Series B		Series D1		Series E		Series F		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000		$’000		$’000	$’000
Financial liability
2021
Beginning of financial year	258,363	59,412	152,224	48,965	84,705	29,303	210,526	61,801	199,481
Accretion cost on Series B, D1, E and F redeemable convertible preference shares (Note 10)	—	3,375	—	2,759	—	1,800	—	3,615	11,549
Conversion of redeemable convertible preference shares to ordinary shares	(258,363)	(62,787)	(152,224)	(51,724)	(84,705)	(31,103)	(210,526)	(65,416)	(211,030)
End of financial year	—	—	—	—	—	—	—	—	—

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

19.
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

On 3 August 2021, upon the completion of the acquisition of 100% equity interest in iProperty.com Malaysia Sdn. Bhd., Kid Ruang Yu Co., Ltd., Prakard IPP Co, Ltd. and iProperty (Thailand) Co., Ltd., collectively known as “Panama”, all Series B, C, D1, D2, E and F preference shares were fully converted into ordinary shares pursuant to the terms of the share purchase agreement

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

20.
Borrowings

	2022	2021
	$’000	$’000
Current
Borrowings	—	170
Non-current
Borrowings	—	16,732
Total	—	16,902

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

On 7 July 2022, the Group repaid all outstanding loans of the facility.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

21.
Warrant liabilities

In connection with the Business Combination, Bridgetown 2’s 12,960,000 private placement warrants were exchanged for 12,960,000 warrants of the Company, the exercise of which will result in the issuance of 12,960,000 ordinary shares should the market price exceeds a price of US$11.50 per ordinary share. The terms of the warrants remain unchanged following the assignment. As of December 31, 2022, all warrants were outstanding.

The private placement warrants that were exchanged for warrants of the Company were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”). In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss at each reporting date. As these warrants include contingent settlement provisions that introduce potential variability to the settlement amounts of the warrants, dependent on the occurrence of some uncertain future events, the warrants are accounted for as derivative financial liabilities at fair value, with changes in fair value recognised within “Other (losses)/gains – net” within the consolidated statements of comprehensive loss.

The Group applied a Black Scholes pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

	17 March 2022 (Closing Date)	31 December 2022
Share price at grant date	US$8.33	US$4.31
Exercise price/warrant	US$11.50	US$11.50
Expected volatility	41.36%	34.40%
Dividend yield	Nil	Nil
Option life (years)	5.00	4.21
Annual risk-free interest rate	2.23%	4.11%

Expected volatility was determined based on the historical volatility of comparable public-listed companies. The fair value of warrants decreased from US$20,490,000 ($28,116,000) as at 17 March 2022 to US$3,562,000 ($4,775,000) as at 31 December 2022, resulting in a change in fair value of warrant liabilities of US$16,928,000 ($23,341,000) for the year ended 31 December 2022 (Note 8).

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

22.
Provision

Reinstatement costs

Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements. The Group expects to incur the liability upon termination of the leases between November 2023 to August 2026.

	2022	2021
	$’000	$’000
Beginning of financial year	605	377
Currency revaluation adjustments	(20)	(5)
Additions from new leases during the year	438	71
Accretion cost	20	11
Acquisition of subsidiaries	—	151
Reversal during the year	(14)	—
Provision utilised during the year	(77)	—	*
End of financial year	952	605
Current	280	36
Non-current	672	569
End of financial year	952	605

* Less than $1,000

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

23.
Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same taxation authority. The amounts, determined after appropriate offsetting, are shown on the balance sheet as follows:-

	2022	2021
	$’000	$’000
Deferred tax assets	(7,034)	(4,573)
Deferred tax liabilities	8,913	6,948
Net deferred tax liabilities	1,879	2,375

Movement in deferred income tax liabilities is as follows:

	2022	2021
	$’000	$’000
Beginning of financial year	2,375	1,615
Currency revaluation adjustments	(101)	36
Acquisition of subsidiaries	—	1,393
Tax charge (Note 11)	(395)	(669)
End of financial year	1,879	2,375

Deferred income tax assets are recognised for tax losses, capital allowances and merger and acquisition (“M&A”) allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of $86,918,000 (2021: $79,657,000), capital allowance of $3,490,000 (2021: $3,948,000) and M&A allowance of $6,282,000 (2021: $10,424,000) at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses, capital allowances and M&A allowances in their respective countries of incorporation. The capital allowances and M&A allowances have no expiry date. The tax losses have expiry dates as follows:

	2022	2021
	$’000	$’000
Expiring in one year	5,365	5,617
Expiring in two years	4,669	5,734
Expiring in three years	3,899	4,069
Expiring in four years	7,496	6,601
Expiring beyond four years	65,455	57,636
	86,884	79,657

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

23.
Deferred income taxes (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) is as follows:

Deferred income tax liabilities

	Accelerated tax depreciation	Fair value Gains - net	ROU assets	Others	Total
	$’000	$’000	$’000	$’000	$’000
2022
Beginning of financial year	2,127	1,975	2,817	29	6,948
Currency translation adjustments	(15)	(86)	(39)	—	(140)
Charged/(credited) to profit or loss	3,109	(252)	(704)	(48)	2,105
End of financial year	5,221	1,637	2,074	(19)	8,913

2021
Beginning of financial year	824	1,026	2,824	—	4,674
Currency translation adjustments	8	34	(3)	— *	39
Acquisition of subsidiaries	875	1,132	—	29	2,036
Charged/(credited) to profit or loss	420	(217)	(4)	—	199
End of financial year	2,127	1,975	2,817	29	6,948

* Less than $1,000

Deferred income tax assets

	Lease liabilities	Provisions	Tax loss	Unutilised capital allowance	Total
	$’000	$’000	$’000	$’000	$’000
2022
Beginning of financial year	(2,933)	(157)	(937)	(546)	(4,573)
Currency translation adjustments	39	—	—	—	39
Charged/(credited) to profit or loss	698	4	—	(3,202)	(2,500)
End of financial year	(2,196)	(153)	(937)	(3,748)	(7,034)

2021
Beginning of financial year	(2,926)	(133)	—	—	(3,059)
Currency translation adjustments	3	—	(1)	(5)	(3)
Acquisition of subsidiaries	—	—	(102)	(541)	(643)
Credited to profit or loss	(10)	(24)	(834)	—	(868)
End of financial year	(2,933)	(157)	(937)	(546)	(4,573)

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

24.
Share capital

Number of ordinary shares
Issued share capital
At 1 January 2022	—
Shares issued to PIPE investors	13,193,068
Reorganisation
- Share exchange (see Note 2)	128,376,418
- Shares issued to holders of Class A and Class B ordinary shares of Bridgetown 2	19,641,074
Shares issued as part of the Employee Share Grant Plan	749,802
At 31 December 2022	161,960,362

All issued ordinary shares are fully paid. Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

As described in Note 2, upon closing of the Business Combination, all of the 3,555,946 ordinary shares of PropertyGuru outstanding was exchanged for 128,376,418 ordinary shares of the Company outstanding with a par value of US$0.0001 per share.

As at 31 December 2021 and 2020, the total number of ordinary shares of PropertyGuru outstanding are 127,838,995 and 55,983,598 respectively with no par value. The movements of the shares issued by PropertyGuru in prior periods presented have been retrospectively adjusted to give effect to the share exchange for purpose of calculation of loss per shares (Note 12).

	No. of ordinary shares*	Amount
		$’000
2021
Beginning of financial year	55,983,598	36,553
Shares issued	23,469,947	252,338
Conversion of preference shares to ordinary shares	48,385,450	395,456
End of financial year	127,838,995	684,347
2020
Beginning of financial year	55,381,455	33,886
Shares issued	602,143	2,667
End of financial year	55,983,598	36,553

* Retrospectively adjusted to give effect to the impact of share exchange.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

24.
Share capital (continued)

During the financial year ended 31 December 2021, PropertyGuru Pte. Ltd. issued 341,957 (2020: 595,825) ordinary shares amounting $2,278,000 (2020: $2,611,000) to employees as part of the Employee Share Grant Plan, 114,948 (2020: Nil) ordinary shares amounting $1,243,000 (2020: Nil) to non-executive directors as part of the Non-Executive Directors Share Plan (“NED Plan”), 22,816 (2020: 6,318) ordinary shares amounting $180,000 for non-executive directors as part of the remuneration and 22,990,226 ordinary shares amounting $248,637,000 in connection with the acquisition of the Panama.

During the financial year ended 31 December 2021, PropertyGuru also fully converted 48,385,450 of its preference shares into ordinary shares.

25.
Share reserve

	2022	2021	2020
	$’000	$’000	$’000
Beginning of financial year	18,658	11,630	5,898
Employee share grant and options schemes
- Value of employee services (Note 9)	3,856	8,542	6,660
- Shares issued	(6,490)	(2,199)	(1,152)
Non-executive director share grant and options schemes
- Value of services	1,848	2,108	280
- Shares issued	(180)	(1,423)	(56)
End of financial year	17,692	18,658	11,630

As part of the Business Combination (Note 2),

(i)
each outstanding PropertyGuru restricted stock unit award was assumed by the Company and converted into the right to receive restricted stock units based on such number of newly issued ordinary shares of the Company as determined in accordance with the Business Combination Agreement; and,
(ii)
each outstanding PropertyGuru option was assumed by the Company and converted into an option in respect of such number of newly issued ordinary shares of the Company as determined in accordance with the Business Combination Agreement.

The movements of the shares issued by PropertyGuru Pte. Ltd. in prior periods presented have been retrospectively adjusted to give effect to the share exchange (Note 2).

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

25.
Share reserve (continued)

Employee Stock Compensation Plans

As of 31 December 2022, there were three employee stock compensation plans – the Employee Stock Option (“ESO Plan”), the Omnibus Equity Incentive Plan (“Omnibus Plan”) and the Non-Executive Directors Plan (“NED Plan”).

The objective of the ESO and Omnibus Plans is to promote the interests of the Group by providing the certain key personnel with an appropriate incentive to encourage them to continue their employment and to improve the growth, profitability and financial success of the Group. Accordingly, service and performance conditions are included as part of the vesting conditions. Upon vesting, awardees are issued options and/or restricted stock units (“RSUs”) of the Company.

The objective of the NED Plan is to promote the interests of the Group by providing non-executive directors of the Group with an appropriate incentive to encourage them to continue their employment as directors. Accordingly, service conditions are included as part of the vesting conditions. Upon vesting, awardees are issued options and/or restricted stock units (“RSUs”) of the Company.

The plans were taken over by the Company from PropertyGuru as part of the Business Combination. They are administered by the Remuneration Committee who are appointed members of the Board of Directors and are accounted for as equity-settled share plans.

The exercise price of the options was determined by the valuation of PropertyGuru’s ordinary shares immediately preceding the date of awards. All employee stock options shall expire on the 10th anniversary of their award date unless otherwise provided in the participant’s option grant agreement. The options may be exercised in full or in part on the payment of the exercise price. The persons to whom the options have been issued have no right to participate by virtue of the options in any share issue of any other Company. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

25.
Share reserve (continued)

Employee Stock Compensation Plans (continued)

The fair value of options granted under the plans are determined using the Black-Scholes Option Pricing Model. The significant inputs into the model are shown below.

Share prices*	$5.78 - $8.32
Exercise price*	$3.45 - $8.81
Expected volatilities	32 - 42%
Dividend yield	Nil
Option life	Up to 10 years
Annual risk-free interest rates	1.61 - 2.18%

* Retrospectively adjusted to give effect to the impact of share exchange

The volatilities applied were based on the historical volatility of comparable public-listed companies.

Stock options outstanding at the end of the year have the following weighted average remaining contractual life:

	2022		2021		2020
Exercise price*	Stock options outstanding*	Weighted average remaining contractual life (years)*	Stock options outstanding*	Weighted average remaining contractual life (years)	Stock options outstanding*	Weighted average remaining contractual life (years)
$3.45	1,119,917	3.33	1,375,699	4.35	1,375,699	5.35
$3.93	436,905	4.80	471,491	5.82	518,459	6.75
$4.54	316,722	5.39	423,620	6.40	439,974	7.40
$7.28	1,595,487	6.26	1,653,467	7.28	1,666,463	8.28
$8.81	115,851	1.68	115,851	2.68	115,851	3.68
	3,584,882		4,040,128		4,116,446

* Retrospectively adjusted to give effect to the impact of share exchange

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

25.
Share reserve (continued)

Employee Stock Compensation Plans (continued)

(a)
ESO Plan

Set out below are summaries of options granted under the ESO plan:

	2022		2021		2020
	Weighted average exercise price*	Number of stock options*	Weighted average exercise price*	Number of stock options*	Weighted average exercise price*	Number of stock options*
Beginning of financial year	$5.24	3,924,275	$5.23	4,000,595	$5.16	4,526,130
Exercised during the year	$4.01	(423,836)	$4.01	(20,000)	$4.43	(477,556)
Forfeited during the year	$7.28	(31,409)	$4.85	(56,320)	$6.51	(47,979)
End of financial year	$5.37	3,469,030	$5.24	3,924,275	$5.23	4,000,595
Vested and exercisable at 31 December	$5.22	2,401,281	$4.83	1,883,544	$4.51	1,577,219

* Retrospectively adjusted to give effect to the impact of share exchange.

No options expired during the periods covered by the above tables.

(b)
NED Plan

Set out below are summaries of options granted under the NED plan:

	2022		2021		2020
	Weighted average exercise price*	Number of stock options*	Weighted average exercise price*	Number of stock options*	Weighted average exercise price*	Number of stock options*
Beginning and end of financial year	$8.81	115,851	$8.81	115,851	$8.81	115,851

Vested and exercisable at 31 December	$8.81	115,851	$8.81	86,753	$8.81	57,835

* Retrospectively adjusted to give effect to the impact of share exchange.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

25.
Share reserve (continued)

Employee Stock Compensation Plans (continued)

(b)
NED Plan (continued)

Group	Beginning of financial year*	Granted during financial year*	Vested during financial year*	Forfeited during financial year*	End of financial year*
2022	258,562	—	(129,281)	—	129,281
2021	—	373,510	(114,948)	—	258,562

* Retrospectively adjusted to give effect to the impact of share exchange.

(c)
Omnibus Plan

Set out below are summaries of RSUs granted under the Omnibus plan:

Group	Beginning of financial year*	Granted during financial year*	Vested during financial year*	Forfeited during financial year*	End of financial year*
2022	1,839,608	1,400,502	(704,784)	(68,052)	2,467,274
2021	2,335,973	22,889	(497,556)	(21,698)	1,839,608
2020	2,175,789	504,849	(321,957)	(22,708)	2,335,973

* Retrospectively adjusted to give effect to the impact of share exchange.

In 2022, the weighted average fair value of RSUs granted under the Omnibus Plan was $5.88* (2021: $6.20*, 2020: $6.20*)

26.
Warrant reserve

On 12 October 2018, PropertyGuru issued a total of 112,000 warrants. Each warrant carries the right to subscribe for one new ordinary share in the capital of the Group within 60 months following the date of issuance at an exercise price of $341.60 per warrant. PropertyGuru has a right to accelerate the exercise period subject upon meeting certain conditions.

In connection with the Business Combination, the 112,000 warrants in PropertyGuru that was exercisable at an exercise price of $341.60 per share for 112,000 shares in PropertyGuru were exchanged for one warrant in the Company, the exercise of which will result in the issuance of 4,043,411 ordinary shares at a price of US$6.92 per ordinary share (equivalent to $9.46 per ordinary share). The terms of the warrants remain unchanged following the assignment and remained in the warrant under equity.

In September 2022, the warrants issued by PropertyGuru and exchanged for warrants in the Company, expired. Consequently, amounts in the warrant reserve were classified into retained earnings.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
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

(ii)
Cash flow and fair value interest rate risks

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. As the Group have no variable interest-bearing financial instrument, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. The Group also has no fixed interest-bearing financial instruments as at the year end and is hence not exposed to fair value interest rate risks arising from fixed interests.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)
(b)
Credit risk

Credit risk is the risk of loss that may arise on outstanding financial instruments should a counterparty default on its obligations.

Risk management

The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets, the Group minimise credit risk by holding its cash and deposits at major financial institutions in the respective locations of the Group's operations. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group’s objective is to seek continual revenue growth while minimising losses incurred due to increased credit risk exposure by trading only with recognised and creditworthy third parties. Only customers who have undergone credit verification procedures are allowed to trade on credit.

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the balance sheet.

Credit rating

The Group considers the probability of default upon initial recognition of assets and identifies any significant increase in credit risk quarterly. The age of the receivable, whether the invoices are disputed and indications of a debtor's commitment to settle are factors considered when the Group assesses significant increase in credit risk.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)
(b)
Credit risk (continued)

Credit rating (continued)

The following indicators are incorporated:

•
actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations;
•
significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors; and
•
macroeconomic information such as market growth rates.

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

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
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

Trade receivables are written off when there is no reasonable expectation of recovery. Write offs are made on a case-by-case basis. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)
(b)
Credit risk (continued)

Impairment of financial assets (continued)

The movement in impairment loss on trade receivables during the year is as follows:

Trade receivables

	2022	2021
	$’000	$’000
Beginning of financial year	4,953	4,823
Allowance made	4,203	4,209
Allowance written back	(3,006)	(2,064)
Allowance written off	(941)	(1,959)
Acquisition of subsidiaries	—	17
Currency revaluation adjustment	(128)	(73)
End of financial year	5,081	4,953

Impairment of financial assets

For specific trade receivables identified by the Group to be credit impaired, the Group recognised a loss allowance equal to lifetime expected credit loss of $4,573,000 (2021: $4,560,000) in respect of Group’s receivables, as follows:

Trade receivables

	2022	2021
	$’000	$’000
Gross amount	4,573	4,560
Less: Allowance for impairment	(4,573)	(4,560)
	—	—

The impaired receivables arise mainly from receivables that are long overdue.

The Group has concluded that the credit loss for non-specific trade receivables as of 31 December 2022 is immaterial.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)
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

	Less than 1 year	Between 1 and 5 years
	$’000	$’000
At 31 December 2022
Trade and other payables	29,737	296
Lease liabilities	4,515	8,668
At 31 December 2021
Trade and other payables	31,702	604
Lease liabilities	5,095	13,195
Borrowings	343	16,787

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)
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

	2022	2021
	$’000	$’000
Net debt	N/M	N/M
Total equity	634,260	387,191
Total capital	634,260	387,191

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

The warrants (Note 21) that are accounted for as a derivative financial liability and measured at fair value at each reporting date is a level 2 instrument.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
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

The following table presents the changes in Level 3 instruments:

Derivative financial liabilities - Series B, D1, E and F conversion option
$’000
2021
Beginning of financial year	940
Fair value adjustment - profit or loss (Note 8)	124,146
Conversion to ordinary shares	(125,086)
End of financial year	—
Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year (a)	—

(a)
The unrealised gains/losses are presented in “Other (losses)/gains - net” in the consolidated statement of comprehensive income.

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)

(e)
Fair value measurement (continued)

There are no transfers of financial instruments between any levels during the financial years ended 31 December 2022, 2021 and 2020.

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

The Level 3 contingent consideration for the acquisition of PG Vietnam assumed the target net profit of 19.3%, and target EBITDA of US$700,000 (approximately $950,000) for PG Vietnam would be met and this was an unobservable input. The contingent consideration was fully paid out in 2020.

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

PROPERTYGURU PTE. LTD.

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2022

27.
Financial risk management (continued)
(f)
Financial instruments by category

The carrying amount of the different categories of financial instruments is as disclosed:

	2022	2021
	$’000	$’000
Financial assets, at amortised cost	324,856	85,190
Financial liabilities, at FVTPL	4,775	—
Financial liabilities, at amortised cost	42,476	66,098

28.
Related party transactions

In addition to the information disclosed elsewhere in the financial statements, there were no transactions that took place between the Group and related parties.

Key management personnel compensation is as follows:

	2022	2021	2020
	$’000	$’000	$’000
Wages and salaries	4,085	3,482	839
Employer’s contribution to defined contribution plans	35	35	17
Benefits in kind	—	266	61
Non-executive directors’ remuneration by way of:
- Cash	450	336	313
- Share grants and options	3,673	4,033	280
	8,243	8,152	1,510

29.
New or revised accounting standards and interpretations

Below are the mandatory standards, amendments and interpretations to existing standards that have been published, and are relevant for the Group’s accounting periods beginning on or after 1 January 2023 and which the Group has not early adopted.

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

30.
Authorisation of financial statements

These financial statements were authorised for issue in accordance with a resolution of the Board of Directors of PropertyGuru Group Limited on 15 March 2023.