Form 20-F
period 2023-12-31
PROPERTYGURU GROUP LTD
filed 2024-03-22
CIK 1873331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of January 31, 2024, the registrant had 163,952,635 ordinary shares outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐Yes ☐ No

About This Annual Report

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

“Priority Markets” means Singapore, Vietnam, Malaysia and Thailand;

“PropertyGuru” means PropertyGuru Group Limited, its Singapore-incorporated subsidiary PropertyGuru Pte. Ltd., or either such company together with its respective subsidiaries and consolidated entities, as the context requires;

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

Key Performance Metrics and Non‑IFRS Financial Measures

Unless otherwise stated or unless the context otherwise requires in this document:

“Adjusted EBITDA” is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), and the cost of listing and initial public offering (“IPO”) activities;

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
•
Increased competition in the residential real estate industry in Singapore, Vietnam, Malaysia and Thailand (our “Priority Markets”), the actions of our competitors in each of its markets and consequent impact on profitability;
•
Declines in residential real estate prices and transaction volumes in our Priority Markets;
•
Changes in our fee structure or rates;
•
The failure to realize anticipated efficiencies through our technology and business model;
•
Costs associated with enhancements of our products;
•
Our ability to continue to adjust our offerings to meet market demand, attract users to our platform and grow our ecosystem;
•
The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•
Political instability in the jurisdictions in which we operate;
•
Developments related to the COVID-19 pandemic and other global or regional health events, including, among others, with respect to stay-at-home orders, social distancing measures, the success of vaccine rollouts, numbers of COVID-19 cases and the occurrence of new COVID-19 strains or other new viruses that might evade existing control measures and lead to the worsening or extension of adverse economic or movement control measures;
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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

Risks Related to Our Business and Industry

•
Global economic conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on financial markets, the health of the real estate industry in our Priority Markets and the economy in general.
•
We have a history of losses, and we may not maintain profitability in the future.
•
Our business is dependent on our ability to attract new, and retain existing, customers and consumers to our platform in a cost-effective manner.
•
We do not have long-term contracts with most of our customers, and most of our customers may terminate their contracts on short notice.
•
Our decision to launch new product or service offerings and increase the prices of our products and services may not achieve the desired results.
•
If our customers do not make valuable contributions to our platform or fail to meet consumers’ expectations, we may experience a decline in the number of consumers accessing our platform and consumer engagement, which could adversely affect our business, financial condition and results of operations.
•
We may not be able to attract a sufficient level of traffic to our websites and applications.
•
We operate in a highly competitive and rapidly changing industry, which could impair our ability to attract users of our products and adversely affect our business, results of operations and financial condition.
•
Our business is subject to legal and regulatory risks and changes in regulatory requirements and governmental policies that could have an adverse impact on our business and prospects.

•
Our business, financial condition and results of operations could be adversely affected by global or regional health events, such as the COVID-19 pandemic, and related government, private sector and individual consumer responsive actions.

Risks Related to Our Intellectual Property and Technology

•
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
•
We are subject to privacy, data protection and information security laws in the jurisdictions in which we operate, and these regulations could impose significant compliance burdens.
•
System interruption in our information systems and infrastructure including but not limited to system capacity constraints may adversely affect our business, financial condition and results of operations.
•
We rely on third party suppliers and service providers, many of whom have significant leverage over us.
•
We may be unable to adequately protect our intellectual property, which could harm the value of our brands and our business. We may be subject to third party claims for intellectual property rights infringement.
•
Our services utilize third-party open-source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

Risks Related to Regulatory Compliance and Legal Matters

•
Uncertainties with respect to laws and regulations in the countries in which we operate could adversely affect our business, financial condition and results of operations.
•
Our subsidiaries in Thailand and Vietnam are subject to foreign ownership restrictions under local laws, and there are inherent risks in our ownership arrangements in these countries.
•
We may be subject to capital controls and tax laws that restrict capital movements.
•
Changes in, or failure to comply with, competition and antitrust laws could adversely affect our business, financial condition and results of operations.
•
We are from time to time involved in, and may in the future be subject to, litigation and other claims and disputes in the course of our business.

Risks Related to Ownership of Securities in the Company

•
Certain existing shareholders have substantial influence over the Company and their interests may not be aligned with the interests of the Company’s other shareholders.
•
Certain existing shareholders purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in our Company may not experience a similar rate of return.
•
The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.
•
We may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of our ordinary shares, which would dilute existing ownership interests and may depress the market price of our ordinary shares.
•
Our warrants are exercisable for ordinary shares in the Company, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
•
Future resales of our ordinary shares by our shareholders may cause the market price of our ordinary shares to decline significantly, even if our business is doing well.

Risks Relating to Taxation

•
We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.
•
We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results

•
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

The possibility of downturns or turbulence in global financial markets and economies as well as fiscal policies in our Priority Markets has had, continues to have, and may increasingly have a negative impact on property seekers, our customers, demand for our existing and new products and services, profitability, access to credit and our ability to operate our business.

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

In many countries globally, including our Priority Markets, high inflation and concerns over potential economic recessions continue to persist, including due to global economic, political and social conditions that can give rise to global supply chain disruptions, government stimulus packages, rising costs of commodities, and geopolitical conflicts. Inflation has risen significantly in recent years, which in turn led to an increase in interest rates in 2022 and 2023, which impacted mortgage affordability. To the extent inflation and interest rates remain elevated, these pressures may negatively impact property demand and demand for our products and services. In addition, lingering effects of global and industry-wide supply chain disruptions caused by factors such as the COVID-19 pandemic and geopolitical turmoil resulted in shortages in labor, materials and services. Such shortages contributed to rising costs of labor, materials and services and scarcity of certain products and raw materials could continue to significantly impact our customers and weaken global economies. Inflationary pressures increased our operating costs in 2022 and 2023 and may have an adverse impact on our costs, margins and profitability in the future. We cannot predict any future trends in the rate of inflation, and to the extent we are unable to recover higher costs through higher prices for our products and offerings, a significant increase in inflation could negatively impact our business, financial condition and results of operation.

Our marketplaces business generates revenue from property developers from advertising activities to promote sales of residences in new property developments (which we refer to as “primary listings” to distinguish them from “secondary” sales of already existing residential properties). Given the longer lead times required and increased costs to develop and market new property developments, these primary listings may prove more volatile than secondary listings, as economic uncertainty (over a longer period) may have a greater adverse impact on the rate and extent of new property development activity and could result in fewer primary listings. In addition, most agents in our Priority Markets are effectively self-employed individuals who are largely commission remunerated and may leave the industry when market conditions deteriorate sufficiently. Accordingly, a property downturn could cause a decline in the number of agents and developers, reduce demand for our products and services or reduce our ability to increase prices in light of subdued market conditions. For example, in Vietnam, our agent customers significantly reduced their discretionary spending in the fourth quarter of 2022 and through 2023 following actions by the State Bank of Vietnam to control credit growth, including controlling loans for real estate, which suppressed consumer sentiment and the real estate market in Vietnam. This negatively impacted the number of real estate listings on our platform and in turn impacted our revenue in Vietnam, where we operate a pay-as-you-go model and effective monetization depends on our ability to sustain the number of listings that agents post to our platform. The cyclical nature of the real estate market also has an effect, where the real estate market in each country or major city tends to rise and fall in line with economic prosperity and sentiment in that country or major city (noting Priority Markets generally operate independently of one another). These macroeconomic factors, along with regulatory and political changes, also contribute to the availability of credit to purchasers, which is a main driver of housing price accretion and capability to transact.

Government and regulatory policies in our Priority Markets, including policies towards housing and infrastructure development and sustaining continued economic growth, could also have a significant impact on real estate or credit markets and, in turn, our revenues. For example, governmental actions in Vietnam in 2022 significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam and weakened consumer confidence, which in turn has reduced demand for our platform, products and services in Vietnam in 2023. For further information, see “— Our business is subject to legal and regulatory risks and changes in regulatory requirements and governmental policy that could have an adverse impact on our business and prospects.”

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

Changing economic conditions have also had and may continue to have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Singapore Dollars.”

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

We have a history of losses, and we may not maintain profitability in the future.

We have a history of losses, including net losses of S$15.3 million, S$129.2 million and S$187.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. We expect to continue to make investments in developing and expanding our business, including but not limited to in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. We may incur substantial costs and expenses from our growth efforts before we receive any incremental revenues in respect of any acquisitions or investments in growth. We may find that these efforts are more expensive than we originally anticipate, or that these investments do not result in a sufficient increase in revenue to offset these expenses, which would further increase our losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including but not limited to:

•
the inability to grow market share in our existing markets or any new markets we may enter;
•
our expansion into new markets or adjacent lines of business, for which we typically incur more significant losses in the early stages following entry;
•
changes in government policies that directly or indirectly impact the property markets, property agencies, brokers and agents, including the policies’ impact on sentiment in the property market;
•
our inability to successfully execute acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;
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
•
the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the United States and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, and their effect on the global economy and financial markets; and
•
unforeseen expenses, difficulties, complications and delays, and other unknown factors.

Inflationary pressures increased our operating costs in 2022 and 2023 and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. Our initiatives to alleviate inflationary pressures, such as alternative supply arrangements and changes to our hiring policies, including hiring employees in locations with lower ongoing wage costs, may not be successful or sufficient. In addition, in light of rising operating costs, we implemented cost control actions in 2022 and 2023, including by managing discretionary costs, implementing selective hiring and reducing our sales and marketing expenses.

Furthermore, there can be no assurance that we will be willing or able to cover any increased costs by increasing the prices of our products and services.

If we fail to maintain our profitability or grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed. If our existing businesses or any future acquisitions underperform, this may result in impairments to the carrying values of assets on the balance sheet including but not limited to goodwill and intangible assets. These impairments may adversely impact our financial condition and results of operations and the confidence of shareholders, lenders, customers and our employees. Impairments may also be generated due to changes in the assessment methodology of the carrying values of assets or changes to the inputs that form part of these assessments. These changes are not predictable and many of them may be outside of our control. In addition, as a public company, we will also incur significant legal, accounting, insurance, compliance and other expenses that we did not incur as a private company.

Our business is dependent on our ability to attract new, and retain existing, customers and consumers to our platform in a cost-effective manner.

Currently, we generate revenue primarily through sales of digital classifieds and property development advertising products and services to real estate agents and developers, which we refer to as customers. Our ability to attract and retain customers, and ultimately to generate advertising revenue, depends on a number of factors, including but not limited to:

•
increasing the number of consumers who conduct property searches and access property related information research using our platform;
•
competing effectively for advertising dollars with offline advertising channels and other online media companies;
•
continuing to develop our advertising products and services;
•
keeping pace with changes in technology and with our competitors including, for example, the impact of artificial intelligence on the way property search works and our ability to monetize it;
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

If we are unable to attract new customers in a cost-effective manner or if existing customers reduce or discontinue their subscription or advertising spending with us, our business, financial condition and results of operations could be adversely affected.

We do not have long-term contracts with most of our customers, and most of our customers have the ability to terminate their relationship with us on short notice by choosing not to renew their contracts with us.

Our agent subscription agreements generally have a duration of 12 months and we do not have long-term contracts with most of our other customers. Our customers could choose to modify or discontinue their relationships with us when their subscription agreements expire, which could leave us with little or no advance notice of their departure. In addition, as existing subscription agreements or other contracts expire, we may not be successful in renewing these subscription agreements or other contracts, securing new customers or increasing or maintaining the amount of revenue we derive from a given subscription agreement or other contract over time for a number of reasons, including, among others, the following:

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

The industry for residential real estate transaction services, technology, information marketplaces and advertising is dynamic, and the expectations and behaviors of customers and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of our products (including depth products) and services and, with that, the prices we charge our customers for the products and services we offer. Changes or additions to our products and services may not attract or engage our customers, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our customers may not accept new products and services (which would adversely affect our average revenue per agent (“ARPA”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of customers or the loss of some of our customers’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our customers to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our customers or some of our customers’ business as a result of price increases, or if the bargaining power of our customer base increases and the subscription prices and other fees we are able to charge real estate developer or agent customers decline, our business, financial condition and results of operations could be adversely affected.

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

A number of factors may negatively affect the volume of traffic to our websites and applications, including but not limited to:

•
Changes to the algorithms or terms of service of search engines or a general decline in the effectiveness of our search engine optimization activities and tools that cause our websites either to be ranked lower or altogether excluded from search results presented on those search engines. Search engines, in particular Google, are a key driver of consumer traffic to our websites and applications, so we depend heavily on strong organic search rankings for our websites. If we are unable to quickly recognize and adapt to adverse changes in our search results, the level of traffic to our websites and applications could be adversely impacted;
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

We face competition to attract consumers to our websites, mobile and software applications and to attract real estate agents, property developers and other enterprise customers to purchase our products and services. The markets for online real estate advertising and property technology services in our Priority Markets are highly competitive and rapidly changing. In addition to competing with traditional media sources for a share of advertisers’ overall marketing budgets, our business is subject to the risk of digital and other disruption. Our success depends on our ability to continue to attract additional consumers to our websites, mobile and software applications. Existing or new competitors could expand their product offerings or develop new products or technology that compete with ours. For example, our competitors may incorporate artificial intelligence (“AI”) solutions into their products, services and features, and may leverage AI, including generative AI, in their product development, operations, and their software programming more quickly or more successfully than us and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, which could impair our ability to compete effectively and adversely affect our results of operations.

Southeast Asia is at an early stage of the introduction of a digital property agency business model which involves end-to-end ownership of the property seeker lifecycle. Under this business model, property seekers discover listings on the digital platform and are then introduced to agents employed by the same company which maintains the digital listing. These agents help the seekers buy their homes. This business model is still achieving maturity in markets such as the United Kingdom and the United States. Our Priority Markets are seeing the very first early-stage digital agencies testing the viability of this business model. Although at present many of these digital agencies still rely on our online marketplaces to drive traffic and awareness to their leads, there is a risk that other emerging business models may become more popular and supplant our digital marketplaces.

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

We compete to attract customers with media sites, including but not limited to other companies that operate digital property classifieds marketplaces in our Priority Markets and agent and property developer websites. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications. To compete successfully for customers against future and existing competitors, we must continue to invest resources in developing our advertising platform and proving the effectiveness and relevance of our advertising products and services. New business models frequently emerge in our industry and may require us to modify our own business model or offerings in order to continue to compete effectively. For example, we may in the future face new competition from digital companies that use data to buy properties instantly from sellers, renovate/repair and then re-sell the property online at a profit. Additionally, competitors may drive traffic away from our platform and increase their market share through aggressive or high-spend marketing campaigns, or prolonged price discounting. We rely on our strong market position and healthy traffic to our platform to capture valuable market data that we use to monetize our business and develop our offerings and data software. Any failure by us to compete effectively could adversely impact our business, research and development and prospects.

We may fail to anticipate these movements and lose market share as a consequence, which may be difficult to regain quickly or at all. Pressure from competitors seeking to acquire a greater share of customers’ overall marketing budget could adversely affect our pricing and margins and lower our revenue and increase our marketing expenses. The actions of our competitors and new market entrants could also force us to undertake substantial investment in updating or improving our current technology platforms and product offering. There is no guarantee that we will be successful in developing new products and we may not receive revenues from these investments for several years or at all, which may have an adverse effect on our business, financial condition and results of operations.

If we are unable to compete successfully against our existing or future competitors, our business, financial condition and results of operations could be adversely affected.

Our business is subject to legal and regulatory risks and changes in regulatory requirements and governmental policies that could have an adverse impact on our business and prospects.

Increased regulation, changes in existing regulation or increased government intervention in our industry may adversely affect our business, results of operations and financial condition. Focus areas of regulatory risks we are exposed to include, among others: (i) evolution of laws and regulations applicable to digital property marketplaces or online advertising in general, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) anti-trust and competition regulations, (iv) economic regulations such as price and supply regulation, (v) foreign ownership restrictions, (vi) artificial intelligence regulation and (vii) regulations regarding the provision of online services, including but not limited to with respect to the internet, mobile devices and e-commerce. For example, we and our agent and developer customers may be subject to stringent compliance requirements, including but not limited to privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls to be located in a particular jurisdiction or require financial services enterprises to obtain regulatory approvals prior to outsourcing certain functions.

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide the products and services that we may seek to offer in the future. Relevant laws and regulations, as well as their interpretations, may be unclear or may evolve in certain jurisdictions. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We cannot be sure that our interpretations of the rules and their exemptions have been or will be consistent with those of the local regulators. As we expand our businesses, and in particular our mortgage brokerage business and our future Fintech and data services growth initiatives, we may be required to obtain new licenses and comply with additional laws and regulations in the markets in which we plan to operate.

Government and regulatory policies could also have a significant impact on real estate or credit markets and, in turn, our revenues. For example, the Singapore government has implemented various cooling measures since 2021 in an effort to moderate demand, regulate price increases and promote prudent borrowing in the face of rising interest rates, including raising Additional Buyer’s Stamp Duty and tightening loan-to-value limits on residential property purchases and the total debt servicing ratio threshold for property loans. In February 2022, the Singapore government announced changes to Singapore’s tax regime that included increases in property tax rates for certain residential properties in 2023 and 2024. In 2022, the State Bank of Vietnam required banks in Vietnam to take certain measures to control credit growth, including controlling loans for real estate, and. the Vietnamese government imposed more stringent conditions and requirements on the private placement of bonds, including enhanced disclosure requirements. Such measures significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam. While the Vietnamese government has made efforts in 2023 to enhance credit accessibility, consumer confidence has remained low, which negatively impacted property demand and demand for our platform, products and services in 2023. In addition, the Ministry of Finance in Vietnam has approved the tax reform strategy for 2030, under which the government is expected to raise taxes on land and housing in Vietnam.

These policies, or any significant change in one or more of these policies in any of our Priority Markets could adversely impact real estate markets, which may reduce the demand for our platform and/or products and services and could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by global or regional health events, such as the COVID-19 pandemic, and related government, private sector and individual consumer responsive actions.

The COVID-19 pandemic, its broad impact and measures taken to contain or mitigate the pandemic have had significant negative effects on the global economy, employment levels, employee productivity, supply chains, and certain aspects of the residential real estate and financial markets. This, in turn, has had a negative impact on property seekers, our customers, demand for our existing and new products and services, profitability, access to credit and our ability to operate our business.

The occurrence or resurgence of global or regional health events, such as the COVID-19 pandemic, may cause governments to impose some or all prior or new restrictive measures with their consequential impact on economies and supply chains, which may adversely affect home buying, selling, renting, financing and shopping trends. As such, any continuing effects of, or prolonged reemergence from such global or regional health events could have a material adverse effect on our business, financial condition and results of operations.

In addition, our ability to fund our liquidity requirements and operate our business depends on our cash flows from operations and, in future, potentially our ability to access capital markets and borrow on credit facilities. Our access to and the availability of financing on acceptable terms may be adversely impacted by global or regional health events such as the COVID-19 pandemic. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Regulations regarding environmental, social and governance (“ESG”) matters, including climate change may affect us by substantially increasing our costs and exposing us to potential liability.

We are, and may become, subject to ESG laws and regulations, which may affect aspects of our operations such as how we develop or operate our platforms and our presence in our Priority Markets, as well as require us to increase, or impact on,our reporting and compliance obligations with respect to ESG matters. Standards for tracking and reporting ESG matters continue to evolve. New laws, regulations, policies and international accords relating to ESG matters, including sustainability, climate change, human capital, human rights, value chains and diversity, are being developed and formalized in Europe, the United States, Asia and elsewhere, which may entail specific actions and/or disclosure requirements. Our processes and controls for reporting ESG matters across our operations and value chain are evolving along with multiple disparate standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC and other regulators. Such standards may change over time, which could result in significant revisions being required to be made to our current goals, reported progress in achieving such goals and/or ability to achieve such goals in the future, as well as increased costs, internal controls, and oversight obligations. Any failure, or perceived failure, by us to comply fully with developing interpretations of ESG laws and regulations could harm our business, reputation, financial condition and operating results and require significant time and resources to make the necessary adjustments. If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation or our attractiveness as an investment, business partner, service provider or employer could be negatively impacted.

Developers and commercial and residential property builders who list their properties on our platforms may also become subject to more stringent requirements under such laws. It is unclear how these future developments and related matters will ultimately affect the regulated areas in which we may operate. While we cannot predict with certainty the extent to which developments in areas with stringent building requirements or legal restrictions or other ESG requirements that may become effective may affect us either directly or indirectly, they could require time-consuming and costly compliance programs or result in significant expenditures, which could lead to delays and increased operating costs. Our failure to comply with ESG laws could result in fines, penalties, restoration obligations, revocation of permits, and other sanctions.

In addition, there is a variety of legislation being enacted, or considered for enactment, specifically relating to energy and climate change matters. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase the cost to construct commercial and residential properties, which could adversely affect the property market. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. In addition, it is possible that some form of expanded energy efficiency legislation may be passed, which may, despite being phased in over time, significantly increase the costs of building commercial and residential properties and the sale price to buyers and adversely affect our listing volumes.

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

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding mandatory and voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to develop the ESG profile of our company or to respond to specific or general stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around our company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. Such initiatives may also not be cost effective in achieving their goals and may not be considered to achieve return on the investment. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain ESG initiatives or goals (including the timeline and manner in which we complete such initiatives or achieve such goals), we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives or goals are voluntary. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance or methodology, including as stakeholder perceptions of sustainability continue to evolve. Simultaneously, there are efforts by some stakeholders to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by requiring registrants to disclose certain climate-related information in registration statements and annual reports. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. The final rules are subject to litigation in the U.S., and the outcome of this litigation is currently unknown. As an accelerated filer, if the rules become effective and are not overturned, we will be required to provide the enhanced climate-related disclosures in our annual report for the year ending December 31, 2026. Compliance with these new rules may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. For more information please also see “—Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potential liability.” This increase in the quantity and detail of ESG information that is subject to mandatory disclosure requirements, combined with developing stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our suppliers, business partners and others in our value chain may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

Competition for qualified employees in our industry has become more intense in recent years, particularly due to inflationary pressures. We have placed heightened focus to the retention of and career planning for key technology personnel due to the highly competitive employment market across our Priority Markets, especially in Singapore. If we are unable to retain or attract high quality employees required for our business activities, address the loss of any key personnel, or are required to materially increase the amount we offer in remuneration to secure the employment of key personnel, our operating and financial performance could be adversely affected.

We depend on our agents business for a significant portion of our revenue.

In the past we have derived and we believe that we will continue to derive a significant portion of our revenue from our agents business across Southeast Asia and, in particular, in Singapore. In 2023, agent revenue accounted for 81.2% of our revenue, and 65.9% of our agent revenue was generated from Singapore. In 2022, agent revenue accounted for 79.7% of our revenue, and 57.0% of our agent revenue was generated from Singapore. In 2021, agent revenue accounted for 76.4% of our revenue, and 60.3% of our agent revenue was generated from Singapore. Adverse developments affecting business activity in Singapore or our agents business may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to sustain the number of agents and digital property listings necessary to maintain and grow our agents business in Singapore or in general. Furthermore, there can be no assurance that we will succeed in expanding our agents business outside of Singapore or in growing our developers, Fintech and data services.

Our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.

Our Priority Markets are in Singapore, Vietnam, Malaysia and Thailand, which means that other than assets located in and most of the income derived from our Singapore business, our assets and income are located in or derived from emerging market countries. In addition, we have a number of employees located in India. Emerging market countries are typically subject to greater political, policy, legal, economic, taxation and other risks and uncertainties, including but not limited to the risk of expropriation, nationalization and commercial or governmental disputes, inflation, interest rate and currency fluctuations and greater difficulty in enforcing or collecting payment against contracts or in having certainty that all required governmental and regulatory approvals necessary to run our business are in place and will be renewed. Asian markets are inherently non-homogenous and require bespoke business models for each country in which we operate which adds complexity and reduces economies of scale.

Emerging market countries where we operate may have less sophisticated legal, taxation and regulatory systems and frameworks, including but not limited to unexpected changes in, or inconsistent application, interpretation or enforcement of, applicable laws and regulatory requirements. In particular, because legislation and other laws and regulations in emerging markets are often undeveloped, it is frequently difficult to interpret those laws and regulations with certainty. Regulatory authorities may adopt different interpretations to the Company or may revise laws, regulations or interpretations, potentially with retrospective effect, in ways that adversely affect our business, financial condition and results of operations. This gives rise to increased risks relating to labor practices, foreign ownership restrictions, tax regulation and enforcement, difficulty in enforcing contracts, changes to or uncertainty in the relevant legal and regulatory regimes and other issues in the markets where we operate or may in the future operate. Such risks could interrupt or adversely impact our business and may adversely affect our financial condition and results of operations.

Most of our Priority Markets have experienced political and social instability at various times in the past, including but not limited to acts of political violence and civil unrest. These countries also have been subject to a number of terrorist attacks and other destabilizing events, which have led to economic and social volatility. There can be no assurance that similar destabilizing events will not occur in the future. Any such destabilizing events could interrupt and adversely affect our business, financial condition and results of operations. For example, in November 2022, an inconclusive general election in Malaysia produced the country’s first hung parliament, with neither of the leading coalitions achieving a simple majority to form a government and Malaysia’s King Abdullah naming opposition leader Anwar Ibrahim as the country’s new prime minister. While the August 2023 elections did not result in any change to Malaysia’s reigning coalition government, the opposition party’s stronger performance in certain states indicated potential instability. In January 2023, Vietnam’s President Nguyen Xuan Phuc announced his resignation from office amid escalation of an anti-corruption campaign led by the ruling Communist Party. Following Thailand’s 2023 general election, the winning party was forced to become the opposition after the military-backed Senate obstructed its leader from becoming prime minister. We continue to monitor the effect of these recent political developments on Malaysia’s real estate market and our business.

Investors should also note that emerging markets are also subject to rapid changes. An increase in the perceived risks associated with investing in emerging economies could reduce foreign investment in our Priority Markets, which may have a materially adverse impact on the real estate markets in those countries, or make it more difficult for us to obtain debt and equity financing. This could adversely affect our financial capacity to meet our business objectives and therefore adversely affects our business, financial condition and results of operations.

We conduct business in certain countries where there is a heightened risk of fraud and corruption due to local business practices and customs. Fraud and corruption may have an adverse impact on our reputation if any property developers who use our digital property classifieds marketplaces or our data and software solutions, or any other counterparties with whom we deal or contract in any aspect of our business, engage in fraud, bribery or corrupt practices, particularly in order to secure government involvement in, or approvals of, new development projects and any other permits and development approvals.

Our strategic investments and acquisitions may not bring us anticipated benefits, may pose integration challenges and may divert the attention of management, and we may not be successful in pursuing future investments and acquisitions.

We have completed strategic acquisitions in the past and plan to explore additional acquisitions in the future. For example, in 2018, we acquired Batdongsan.com.vn in Vietnam and in 2021, through our acquisition of the Project Panama Entities, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand digital property marketplace businesses, iProperty.com.my, and thinkofliving.com as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia. In October 2022, we acquired Sendhelper, a Singapore home services technology company.

Strategic acquisitions and the subsequent integration of new businesses and assets with our business can require significant attention from our management and result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. There is a risk that acquisitions may fail to meet our strategic objectives or that the acquired businesses may not perform in line with expectations. The process of integrating an acquired company, business or technology may also create unforeseen operating difficulties and expenditures, and we may fail to achieve expected synergies, cost savings, returns and other benefits as a result of integration challenges. There is also a risk that customers of acquired businesses do not continue using our platform, if, for example, they are unwilling to pay higher prices.

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

We have identified and invested in a number of potential adjacent growth opportunities such as data, Fintech, home services (including but not limited to contractor and moving services) and developer operating systems. Though we may continue to expand our operations into adjacent offerings, there is no guarantee we will be able to monetize these opportunities. New products and services may have a higher degree of risk, as they may involve new offerings with which we have limited or no prior development or operating experience. There can be no assurance that customer or consumer demand for such offerings will materialize or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings, or that any of these offerings will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. We may also be subject to pressure from existing and future competitors in any new offerings, and it is also possible that offerings developed by others will render our offerings noncompetitive or obsolete. Further, these efforts may entail investments in our systems and infrastructure and increased legal and regulatory compliance expenses, could distract management from current operations, and may divert capital and other resources from our more established offerings and geographies. Even if we are successful in developing new offerings, regulatory authorities may subject us or our customers and consumers to new regulatory regimes (including but not limited to Fintech), rules, taxes or restrictions, or more aggressively enforce existing rules, taxes or restrictions, which could increase our expenses or prevent us from successfully commercializing these initiatives. We may be exposed to risks due to our unfamiliarity with the relevant laws and regulations, potentially leading to misinterpretation and/or non-compliance. If we do not realize the expected benefits of our investments, we may fail to grow and our business, financial condition and results of operations may be adversely affected.

We may need to raise additional capital to grow our business and we may not be able to raise additional capital on terms acceptable to us, or at all.

We have funded our operations since inception primarily through equity and debt financings and revenue generated from our business. Growing and operating our business, including but not limited to through the development of new and enhanced products and services, may require significant cash outlays, liquidity reserves and capital expenditures. If cash on hand, cash generated from operations and cash equivalents and investment balances are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital and we may not be able to raise the necessary cash on terms acceptable to us, or at all. Financing arrangements we pursue or assume, including but not limited to debt or equity financing, may require us to grant certain rights, take certain actions, or agree to certain restrictions, which could negatively impact our business. Equity financing, or debt financing that is convertible into equity, could also result in additional dilution to our existing shareholders. If additional capital is not available to us on terms acceptable to us or at all, we may need to modify our business plans, which could adversely affect our business, financial condition and results of operations.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, real estate commerce, and the global economy, and thus could harm our business. For example, global or regional health events, such as any resurgence of the COVID-19 pandemic or the emergence of new variants, including but not limited to the reactions of governments, markets and the general public, may result in adverse consequences for our business and results of operations, the details of which would be difficult to predict. These catastrophic events may also cause an adverse change in investor sentiment with respect to our business specifically or the stock market more generally, which could have a negative impact on the value of our ordinary shares.

In the event of a major earthquake, hurricane, windstorm, tornado, flood or catastrophic event such as pandemic, fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may suffer reputational harm, delays in developing our platform and solutions, disruptions to our technology platform and infrastructure, disruptions to or breaches of our data security systems, loss of or unauthorized access to critical data, and substantial additional costs, all of which could harm our business, results of operations and financial condition. Also, the insurance we maintain would likely not be adequate to cover our losses resulting from such disasters or other business interruptions.

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

We appraise property on our platform based on various factors, including but not limited to our knowledge of the real estate markets in which we operate. The property assessments presented on our platform are generated through, among other things, analysis of prior sales of similar properties (by location and/or type) and analysis of the demand for similar properties on our own websites. While we may seek to confirm or supplement the information provided in such a request through our own due diligence, we may rely on the information supplied to us by prospective sellers and service providers to make offer decisions, and we cannot be certain that this information is accurate. If owner and/or vendor-supplied information is inaccurate, we may make poor or imperfect pricing decisions including but not limited to those due to undisclosed issues, conditions or defects. Inaccurate property assessments may have a negative impact on our brand and consumer satisfaction, which could have an adverse effect on our business, financial condition and results of operation.

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

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue in Singaporean Dollars, Thai Baht, Vietnamese Dong and Malaysian Ringgit among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher or revenue being lower than would be the case if exchange rates were stable. For example, in 2023, our reported revenue for Malaysia was adversely impacted by depreciation of the Malaysian Ringgit. In 2022, the U.S. Dollar strengthened as the Federal Reserve increased interest rates to combat inflation, which caused certain of our U.S. Dollar-denominated operating costs to increase against the Singapore Dollar. In addition, as our cash holdings are primarily denominated in U.S. Dollars and translated into Singapore Dollars for inclusion in our consolidated financial statements, any fluctuation in the U.S. Dollar against the Singapore Dollar creates currency translation risk which may have an adverse effect on our financial position. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, a substantial amount of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2023. Due to these material weaknesses in our internal control over financial reporting, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022 and 2023. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We may fail to achieve an effective system of internal control over financial reporting and may identify new material weaknesses that develop in the future, any of which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of PropertyGuru’s annual or interim financial statements will not be prevented or detected on a timely basis. Certain of these material weaknesses resulted in immaterial audit adjustments to several accounts and disclosures.

For a summary of the material weaknesses that we identified as of December 31, 2023 and the steps that we are taking to remedy those material weaknesses and control deficiencies, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.” While we are taking steps to remedy these material weaknesses and control deficiencies, we cannot predict the success of such measures or the outcome of our assessment of these measures or the time it will take to remedy such deficiencies, assuming we are able to do so. We can give no assurance that these measures will remediate the material weaknesses in internal control or control deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and achieve effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

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

Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, the Company’s independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We may be unable to timely complete our evaluation testing and any required remediation.

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

We are the subject of media coverage from time to time. Unfavorable publicity regarding our business model, revenue model, customer and consumer support, technology, platform changes, platform quality, privacy or security practices, or management team could adversely affect our reputation and brand and our ability to retain existing and attract new customers and consumers, which could adversely affect our business, financial condition, and results of operations. As we continue to implement our growth strategy and expand our business, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity garnered by our customers may also indirectly affect us and damage our reputation and brand, even if the negative attention is not directly related to us. Any negative publicity that we may receive could diminish confidence in, and the use of, our platform, which could have an adverse effect on our business, financial condition and results of operation.

Industry data and estimates contained in this Annual Report are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.

This Annual Report contains market and industry data, estimates and statistics obtained from third-party sources. This data includes estimates regarding urbanization, digitalization, online penetration of real estate advertising expenditure, engagement market share and organic traffic. While we believe such information to be reliable in general, we have not independently verified the accuracy or completeness of any such third-party information. Such information may not have been prepared on a comparable basis or may not be consistent with other sources. Similarly, this Annual Report contains information based on or derived from internal company surveys, studies and research that has not been independently verified by third-party sources.

Industry data and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions. Accordingly, our use of the terms referring to our geographic markets and industries such as online real estate advertising and property technology may be subject to interpretation, and the resulting industry data and estimates may not be reliable. For these reasons, you should not place undue reliance on such information.

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

As an example, the conflict between Israel and Hamas and the conflict between Russia and Ukraine have led to disruption, instability and volatility in global markets and industries. In response to the conflict between Russia and Ukraine, the United States, the EU and other governments have imposed sanctions and export controls against Russia and Russian interests, including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. Such governments have threatened additional sanctions and controls and may take other actions should the conflict further escalate. In addition, the conflict between Israel and Hamas may also disrupt or otherwise negatively impact manufacturing, delivery and supply chains at a global scale and may also have a material impact on business relationships with customers in the region. It is not possible to predict the broader consequences of these conflicts, including related geopolitical tensions, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

We are actively monitoring the Israel-Hamas conflict and the situation in Ukraine and assessing their impact on our business. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress, outcome or impacts of these conflicts, which are rapidly developing and beyond our control. The extent and duration of these military actions, sanctions and resulting market disruptions could be significant, could result in increases in commodity, logistics and input costs and could potentially have substantial impact on the global economy and our business for an unknown period of time. Apart from monitoring the Israel-Hamas conflict and the situation in Ukraine, we also monitor sanctions measures imposed by the U.S. and the European Union. To the extent that any of the countries in which we operate, or the third-party suppliers or customers, become subject to any sanctions, we may be required to relocate our operations or terminate or suspend our existing contracts with the relevant supplier or customer. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

Our information technology systems, including but not limited to online platforms, payment systems and certain third-party systems we use, store, analyze, process, handle and transmit confidential, proprietary and commercially sensitive information as well as personally identifiable information, entrusted to us by platform users. There is a risk that the various procedures and controls that we have implemented to (i) increase the security for the confidential information held on (a) our premises, (b) our information technology systems, and (c) certain third party systems we use, and (ii) monitor and mitigate security and cybersecurity threats will not prevent security breaches or other unauthorized access or disclosure of the information and data. Any security breach, data loss, or other compromise, including but not limited to those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption, whether intentional or inadvertent, could result in the access, public disclosure, loss or theft of our customers’ and employees’ confidential, sensitive and personal information, which could negatively affect our ability to attract new customers, result in significant reputational damage and subject us to significant lawsuits, regulatory fines, or other actions or liabilities, any of which could materially and adversely affect our business, reputation, financial condition and results of operations.

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

Furthermore, cyber security organizations around the world have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We and our suppliers and service providers may be subject to retaliatory cyberattacks by state or non-state actors in response to economic sanctions and other political actions taken by governments in North America, Europe or Asia.

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

Finally, while we have developed and implemented a cybersecurity risk management program, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. See also “Item 16K. Cybersecurity.”

We are subject to privacy, data protection and information security laws in the jurisdictions in which we operate, and these regulations could impose significant compliance burdens.

As PropertyGuru is a Singapore-incorporated company, we are, with regards to privacy legislation, subject principally to the Personal Data Protection Act 2012 (“PDPA”) in relation to the collection, use and/or disclosure of personal data. See “Item 4. Information on the Company —B. Business Overview—Regulations.” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the other Priority Markets and India, where a number of our employees are located. We have obligations under Malaysia’s Personal Data Protection Act 2010, Thailand’s Personal Data Protection Act 2019, India’s Digital Personal Data Protection Act 2023 and Vietnam’s data protection, personal information and privacy regulations set out in the Constitution 2013, the Civil Code 2015 and in sectoral laws including but not limited to the Law on Network and Information Security 2015, the Law on Cybersecurity 2018, Decree No. 53/2022/ND-CP and Decree No. 13/2023/ND-CP. While we have implemented cybersecurity and privacy measures to protect personal data and confidential information in accordance with applicable laws, any failure to comply with such data protection requirements as a result of cybersecurity attacks, data breaches and general unauthorized accesses to computers, networks and data may subject the Company to penalties, regulatory scrutiny and in the worst case, license suspension and additional liability, and we may incur additional significant costs to maintain or regain compliance. We may also incur significant time, resources and costs to comply with new personal data protection and information security laws or regulations or enhanced disclosure obligations that are implemented in any of the countries in which we operate or otherwise apply to us. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

We rely on significant information technology (“IT”) infrastructure and systems and the ongoing maintenance of the global, regional and local Internet infrastructure to provide the necessary data speed, capacity and security to allow us to offer viable services. We rely on third party providers for web hosting services, including Amazon Web Services which is our main hosting provider and in Vietnam where our infrastructure for web hosting is co-located in a shared data center facility. If the third party infrastructure or systems that we depend on were to fail for any reason, this may cause our portals to experience significant downtime or impaired performance, which could force traffic to our competitors.

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

Our business is dependent on maintaining relationships with key third party suppliers, data providers, information technology suppliers, and software and infrastructure providers. We use Amazon Web Services for a majority of our hosting and infrastructure requirements including but not limited to storage, networking and database management. Our relationship with Amazon Web Services is governed by their standard customer agreement, as supplemented by a pricing addendum which sets out the details of the services provided under the agreement. On December 19, 2021, we entered into a new pricing addendum with Amazon Web Services for a term of two years. The customer agreement, with the pricing addendum, or collectively the “AWS Agreement”, will expire on December 31, 2024. Amazon Web Services can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide 12 months’ prior notice if such changes are material (except in certain situations, such as if such notice period would be economically or technically burdensome or cause Amazon Web Services to violate legal requirements). Amazon Web Services can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least 90 days’ advance notice of any adverse changes. While we have in the past been able to renew our customer agreement with Amazon Web Services and expect to continue to do so in the future, there can be no assurance that we can continue to renew the AWS Agreement with Amazon Web Services upon its expiration on commercially favorable terms or at all or that the AWS Agreement will not be terminated early pursuant to its terms. While we believe that we would be able to procure comparable services from alternative providers if required, our business and operations may be adversely affected in the short-term while we transition hosting and infrastructure services to such alternative providers. We advertise and rely on third-party websites and platforms, such as Google and Facebook, to drive traffic to our website and applications. Given the limited number of these suppliers, these suppliers can often exert significant market power and dictate contract terms. See also “—Risks Related to Our Business and Industry—We may not be able to attract a sufficient level of traffic to our websites and applications.”

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

Our arrangements with such suppliers are typically governed by short-term service agreements which are entered into on the supplier’s standard terms and conditions and generally may be terminated for material breaches. There can be no assurance that we will be able to find alternative sources of technology or systems when needed on commercially reasonable terms, on a timely basis or at all. Any interruption in those services may disrupt our business operations causing damage to reputation and loss of customers and consumers. We may also experience an increase in the cost of doing business and a disruption in our ability to provide a simple and fast interface to our customers and consumers if we are unable to renew our contracts with key suppliers.

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

Substantial elements of our websites, applications, databases and underlying technology, as well as our domain names and trademarks are proprietary in nature. The commercial value of our intellectual property is dependent in part on operational procedures to maintain confidentiality and legal protections provided by a combination of copyright, trademarks, confidentiality obligations on employees and third parties and other intellectual property rights. There is a risk that our intellectual property may be compromised, including but not limited to situations where:

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

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release or license the source code of our proprietary software to the public. From time to time, we may be subject to claims asserting ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, requiring us to provide attributions of any open-source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open-source licenses. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which could adversely affect our business, financial condition and results of operations.

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

Any interpretation of laws and practice that is contrary to the view of those laws and practice taken by us may adversely affect our liabilities or expose us to legal, regulatory or other actions. Inconsistent enforcement of laws also creates compliance risks as it may make it difficult to engage with regulatory authorities on compliance matters. Such inconsistency may also result in variability in the penalties associated with any non-compliance. Appeals against the enforcement actions taken by regulatory authorities in the places where we operate may not be possible, take a long time to conclude, carry significant costs and risks and the results may be uncertain and involve external influences outside our control.

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

Governments may also introduce regulatory measures that have an adverse impact on the real estate market and, in turn, adversely affect our business, financial condition and results of operations. See “Risks Related to Our Business and Industry—Our business is subject to legal and regulatory risks and changes in regulatory requirements and governmental policies that could have an adverse impact on our business and prospects.” We are unable to predict the timing and impact of such policies on the real estate market and our business and there can be no assurance that any such measures will not have a material adverse effect on our business, financial condition and results of operations.

Our subsidiaries in Thailand and Vietnam are subject to foreign ownership restrictions under local laws, and there are inherent risks in our ownership arrangements in these countries.

The laws and regulations in some of the jurisdictions in which we operate place restrictions on foreign investment and ownership.

Pursuant to the Thai Foreign Business Operations Act, B.E. 2542 (1999) (the “FBOA”), a person or entity that is “Non-Thai” (as defined in the FBOA) cannot conduct certain restricted businesses in Thailand, including the businesses that our Thai entities, namely, AllProperty Media, PGI Thailand, Kid Ruang Yu Co., Ltd. and Prakard IPP Co., Ltd., operate, unless an appropriate license is obtained. Accordingly, non-Thai companies with Thai businesses and operations in restricted businesses under the FBOA may opt to partner with a Thai local resident or a Thai juristic person who is not deemed a foreigner under the FBOA, in order to comply with these foreign ownership requirements. We have partnered with Mr. Ohm Ammaramorn (“Mr. Ammaramorn”), a Thai individual, to comply with the foreign ownership requirements under Thai law. Mr. Ammaramorn owns approximately 51.22% of shares in our main Thai business holding company, i.e. DDProperty Media, which directly holds 50.001% of the shares in AllProperty Media. Mr. Ammaramorn’s shareholding is comprised of preference shares. PropertyGuru owns approximately 48.73% of shares in DDProperty Media, and PropertyGuru International (Malaysia) Sdn Bhd owns the remaining approximate 0.05%. Our Thai counsel, Chandler MHM Limited, is of the opinion that the ownership structure of DDProperty Media is technically in compliance with the FBOA and thus that the ownership structure of AllProperty Media is technically in compliance with the FBOA based on, among other things, the fact that a majority of the share capital of DDProperty Media is held by Mr. Ammaramorn, a Thai national who is a genuine partner, for his own benefit and the source of funds to purchase the shares was from his own account. However, there can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBOA or evaluate the shareholding structures or shareholding arrangements of our Thai entities differently and hence reach a different conclusion about the validity of these arrangements, which could lead to an action being brought in the Thai courts.

Although Mr. Ammaramorn’s preference shares provide minimal voting and dividend rights, the presence of an outside shareholder creates risks which arise from the fact that their interests may not align with ours and they may have certain rights under local law. In addition, if Mr. Ammaramorn were to cease his partnership with us due to the termination of the contractual arrangement or if we exercise our call option with respect to Mr. Ammaramorn’s shares (for example, in the event of his demise or incapacity), we would be required to find another Thai partner or the non-Thai companies as defined under the FBOA with operations in restricted businesses under the FBOA, i.e., AllProperty Media, may be required to obtain a license under the FBOA so that they can continue to operate their business without interruption and in compliance with foreign ownership restrictions under the FBOA. The granting of licenses is subject to the discretion, on a case-by-case basis, of Thai government officials.

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

We may be subject to capital controls and tax laws that restrict capital movements.

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

The TPG Investor Entities, the KKR Investor and REA Asia Holding Co. Pty Ltd (“REA”), in aggregate, beneficially own shares representing approximately 73.3% of the outstanding ordinary shares in the Company, as of January 31, 2024. As a result, two or more of these shareholders, if they choose to act together and make up a majority of the outstanding ordinary shares the Company, will be able to influence the Company’s management and affairs and all matters requiring shareholder approval, including the election of the Company’s directors and approval of significant corporate transactions. The Amended Articles and Shareholders’ Agreement provide that the TPG Investor Entities may jointly appoint one director, provided that the TPG Investor Entities collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; the KKR Investor may appoint one director, provided that the KKR Investor and its affiliates collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; and REA may appoint one director, provided that REA holds at least 7.5 per cent. of the issued share capital of the Company and subject to (i) the possibility of REA losing such appointment right in the event of a breach of certain provisions of the Shareholders’ Agreement and (ii) such director appointed by REA being subject to certain additional requirements that do not apply to the directors appointed by either the TPG Investor Entities or the KKR Investor. REA is also granted certain rights of first offer in relation to certain share transfers under the Amended Articles and the Shareholders’ Agreement. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Shareholders’ Agreement.”

Some of these persons or entities may have interests different than yours. For example, these shareholders purchased their shares at prices that may be below the prevailing value of our ordinary shares from time to time and have held our ordinary shares for a longer period, and they may be more interested in selling the Company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other holders of ordinary shares the Company. The concentration of ownership also may contribute to the low trading volume and volatility of our ordinary shares.

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

As indicated above, following the consummation of the Business Combination, each PropertyGuru Share issued and outstanding immediately prior to the Amalgamation Effective Time was automatically canceled and converted into such fraction of a newly issued ordinary shares in the Company equal to the Exchange Ratio in accordance with the terms of the Business Combination Agreement. The Sponsor paid an aggregate of $25,000 for the 7,475,000 Bridgetown 2 Class B Ordinary Shares currently owned by the Sponsor, its directors and certain other advisors and/or affiliates of the Sponsor to whom the Sponsor has transferred Bridgetown 2 Class B Ordinary Shares. Following the Business Combination, each Bridgetown 2 Class B Ordinary Share was converted on a one-for-one basis to ordinary shares in the Company. In connection with the PIPE Financing, the PIPE Investors (including REA) paid $131,930,680 to purchase an aggregate of 13,193,068 ordinary shares in the Company for $10.00 per share. The Sponsor paid $6,480,000 to purchase an aggregate of 12,960,000 private placement warrants at a price of $0.50 per private placement warrant, each exercisable to purchase one Bridgetown 2 Class A Ordinary Share at $11.50, subject to adjustment. In connection with the Business Combination, the Sponsor’s 12,960,000 private placement warrants were exchanged for 12,960,000 warrants of the Company, the exercise of which will result in the issuance of 12,960,000 ordinary shares at a price of $11.50 per ordinary share. For more details on the foregoing transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” On March 15, 2024, the last reported sale price of our ordinary shares as reported on NYSE was $3.60 per share. Holders of our warrants are less likely to exercise their warrants so long as the exercise prices of their warrants exceed the market price of our ordinary shares. There is no guarantee that our warrants will be in the money prior to their expiration, and as such, the warrants may expire worthless. As such, any cash proceeds that we may receive in relation to the exercise of the warrants will be dependent on the trading price of our ordinary shares.

Given the relatively lower purchase prices that some of our shareholders paid to acquire ordinary shares and exercise prices that some of our shareholders may pay to exercise warrants to acquire ordinary shares in the Company compared to the current trading price of our ordinary shares, these shareholders in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of our ordinary shares at the time that such shareholders choose to sell their ordinary shares. Investors who purchase our ordinary shares on the NYSE may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price. Based on the last reported sale price of our ordinary shares referenced above and their respective purchase prices, the Sponsor may experience potential profit of up to $3.60 per share. Based on the last reported sale price of our ordinary shares referenced above and their respective purchase prices, the KKR Investor, the TPG Investor Entities and REA will not be making a profit on their investments.

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
•
other events or factors, including but not limited to those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events; and
•
general economic and market conditions.

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

The ordinary shares registered for resale on our registration statement on Form F-3 originally filed with the SEC on July 13, 2023 (Registration No. 333-264294) constitute 91.0% of our ordinary shares issued and outstanding as of January 31, 2024, taking into account the ordinary shares underlying warrants, share options and restricted stock units that were registered on the registration statement. Certain shareholders will be able to sell their ordinary shares for so long as the registration statement is available for use or pursuant to an exemption from registration under the Securities Act. The market price of our ordinary shares could decline if these shareholders sell a significant portion of our ordinary shares or are perceived by the market as intending to sell them.

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

The sale of substantial amounts of our ordinary shares, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares. These sales, or the possibility that these sales could occur, could harm the prevailing market price of our ordinary shares and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Furthermore, we believe the likelihood that warrant holders will exercise their warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the warrants overlying shares being offered for sale in this Annual Report, will be dependent on the trading price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of $11.50 for our warrants, we believe warrant holders will be unlikely to exercise their warrants. On March 15, 2024, the last reported sale price of our ordinary shares as reported on NYSE was $3.60 per share.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we have and will continue to incur additional legal, accounting and other expenses. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing requirements and other applicable securities rules and regulations. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations could increase our legal and financial compliance costs and render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Our management team may not successfully manage the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and risk committee, remuneration committee and nominating committee, and qualified executive officers.

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

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination (being March 17, 2027), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. See “— We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made on June 30, 2024.

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

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements from NYSE.

We are an exempted company incorporated in the Cayman Islands and listed on NYSE. As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance and listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; (iv) regularly scheduled executive sessions with only independent directors each year; or (v) annual shareholders' general meetings.

We intend to rely on the exemptions listed above and may in the future elect to follow home country practices with regard to other matters. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the law of the Cayman Islands and the Company conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

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

In addition, our corporate affairs are governed by the Amended Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

The Company is a holding company, and our subsidiaries are located throughout Southeast Asia in Singapore, Vietnam, Malaysia and Thailand. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from our subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets.

Risks Relating to Taxation

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including but not limited to the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Tax authorities may also adopt different interpretations or may revise laws, regulations or interpretations, potentially with retrospective effect, in ways that adversely affect our business, financial condition and/or results of operations. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including but not limited to transfer pricing, or determine that the manner in which we operate does not achieve our intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our business, financial position and results of operations.

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

Our tax exposure and obligations exist in each of the jurisdictions in which we presently operate and may arise in other jurisdictions in the future in the event that we commence operations in such new jurisdictions, either organically or through acquisitions. These risks may increase when we acquire a business, particularly to the extent that there are limitations or restrictions on the scope or nature of the financial, tax and other due diligence investigations that we are able to undertake in connection with the acquisition, or where the vendors withhold material information. Given the nature of our business, we are also exposed to the developments in digital taxation policy.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our History and Corporate Structure

We began operations as a digital property marketplace in Singapore in 2007. Our growth story has been characterized by gaining market share through a high-quality product offering and continued innovation, underpinned by strategic investments. The list below provides an overview of key events in our history.

2007	Founded in Singapore by Stephen Melhuish & Jani Rautiainen

2008	Investment from angel investors

2011	Initial expansion into Malaysia, Indonesia and Thailand

2012	Strategic investment by Deutsche Telekom and Immobilienscout24

2015	Acquired eProperty Track (later renamed PropertyGuru FastKey) to build sales process automation capability

Acquired RumahDijual.com real estate portal in Indonesia

Investment by the TPG Investor Entities, Emtek, and Square Peg Capital

2016	Acquired Asia Property Awards to strengthen developer relationships and marketing solutions

Expanded into Vietnam with strategic 20% investment in Batdongsan.com.vn

Hari V. Krishnan appointed as CEO

2018	Investment by the KKR Investor

Acquired 100% ownership of Batdongsan.com.vn

2020	Acquired MyProperty Data to gain access to a data analytics platform in Malaysia

Launched home mortgage marketplace, PropertyGuru Finance

Closed Series E and Series F funding rounds

2021	Bridgetown 2 announced that it would enter into the Business Combination with PropertyGuru

Through the acquisition of the Project Panama Entities, acquired iProperty.com.my and thinkofliving.com to add to the portal businesses in Malaysia and Thailand, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia

2022	Completed the Business Combination

Acquired Sendhelper

Launched PropertyGuru For Business

2023	Closed Indonesia marketplace business, Rumah.com Sunset of PropertyGuru FastKey

B.
Business Overview

Overview

We are the leading PropTech company in Southeast Asia, with leading Engagement Market Shares in Singapore, Vietnam, Malaysia and Thailand, based on SimilarWeb data between July 2023 and December 2023. Our mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. Our platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital and marketing services for developers; (3) a digital mortgage marketplace and brokerage; (4) a data and software solutions business for enterprise clients including property agencies, developers, valuers and banks; and (5) an online marketplace that connects homeowners and tenants with verified home service providers.

We leverage data and technology to create a trusted and transparent digital property marketplace. Our digital property marketplace provides property seekers access to the most complete coverage of sales and rental listings, as well as relevant insights and content backed by data and online tools to help them with their property goals throughout their property journey. We provide value to agents and developers by delivering high quality leads at scale, as well as efficiency tools, services and data to drive their business. Primarily, we create consumer and customer value within the real estate ecosystem by connecting home buyers and renters with agents and developers on our desktop and mobile app platforms, which are underpinned by data analytics and compelling experience design. Our main customers are agents and developers who advertise residential and commercial properties for sale or rent in our Priority Markets.

Our home mortgage marketplace, PropertyGuru Finance, matches property buyers in Singapore to suitable mortgages that are advertised by banks on our platform and brokered by us. In connection with our mortgage brokerage business, we have referral arrangements with all major banks in Singapore, which allows us to offer property buyers competitive bank rates and service. PropertyGuru Finance provides loan seekers with digital online tools to support them while searching and applying for their home loan, including online tools to compare mortgage rates, understand mortgage eligibility and digitally sign and submit home loan application documentation.

Our data and software solutions business provides data, insights and intelligent software to real estate agents and agencies, property developers, valuers, banks and other enterprise clients. We provide market and property insights to agents through our DataSense platform that can be accessed through our client portal (AgentNet), where clients are able to track the transactions and market prices of properties and access insights on market supply and demand trends. We provide proprietary data and workflow solutions, valuation tools and market intelligence to real estate agencies, developers, banks, government agencies, property valuers and other enterprise clients through our market intelligence platform DataSense, our SaaS-based property assessment solutions ValueNet and ProxyPrice, and our application programming interface (“API”) products that directly integrate selected insights into our clients’ systems.

We also operate the PropertyGuru Asia Property Awards, our awards and events business. In 2023, we sourced entries from thirteen markets across Asia and organized awards ceremonies in eight of these markets to assess and honor top developers for their achievements. Our awards categories include residential and commercial developments, architecture, design, sustainable building techniques and corporate social and environmental responsibility. In 2023, our events business held one property expo and five property roadshows throughout Malaysia. In addition to generating a strong revenue stream from our developer customer base, our awards and events business allows us to strengthen relationships with key industry players, which we believe creates long-term strategic benefits for PropertyGuru.

We built our presence in Southeast Asia through organic growth and strategic acquisitions to enhance our revenue growth and diversify our offerings. Our organic growth has been driven by our focus on expanding our marketplace through leveraging technology and innovation, and developing new products and solutions that help us stay ahead of the evolving needs of our markets. We integrate various products into our platforms to allow agents to differentiate and enhance their listings and profiles, and enhance consumer experience. In 2023, we launched “GuruPicks,” an automated and personalized feed of property listings based on machine learning algorithms, and we upgraded our AI image moderation engine to continue to enhance listing quality. In 2023 we also launched “Lead Management”, which enables agents in Singapore, Malaysia and Vietnam to sort, contact and prioritize their leads and shares lead insights based on property seekers’ activity on our platform.

Our strategic acquisitions have sought to extend the depth and reach of our products and services. Since the end of 2019, we have made transformative investments in technology, products and markets that we believe will further strengthen our market leadership and accelerate our growth. In December 2020, we acquired MyProperty Data Sdn Bhd (“MyProperty Data”), a Malaysia-focused data analytics platform. In August 2021, through our acquisition of the Project Panama Entities, we acquired iProperty’s (a subsidiary of REA Group) Malaysia and Thailand digital property marketplace businesses, iProperty.com.my and thinkofliving.com, to solidify our leadership in those markets, as well as Brickz.my, an online data platform that adds data analytics capabilities in Malaysia. In October 2022, we entered into the home services industry through our acquisition of Sendhelper, a Singapore home services technology company. Our acquisition of Sendhelper is in line with our growth strategy of expanding into adjacencies while investing in our core marketplaces business towards creation of a digital property ecosystem for all our stakeholders in Southeast Asia.

In December 2022, we launched our enterprise solutions brand, PropertyGuru For Business, which provides a unified suite of solutions, including market intelligence and insights, advertising and event solutions, software solutions and other customized services to guide enterprise clients such as property developers, agencies, banks, valuers, city planners and policy makers. PropertyGuru For Business works with property stakeholders to improve ecosystems in markets where it operates by championing and enabling digitalization so that all property stakeholders can leverage deeper insights to make more confident decisions and unlock the potential of their business through a more transparent property ecosystem.

We believe we are uniquely positioned to capture the significant opportunities created by favorable, long-term macro tailwinds of urbanization, growing affluence and digitalization in Southeast Asia. We currently operate in a market that encompasses advertising and marketing expenditure by real estate agents and agencies, and marketing expenditure from property developers. This is a large addressable market that has continued to expand due to economic tailwinds, favorable consumer trends and a growing real estate advertising market across our Priority Markets. We have 17 years of offering property information across Southeast Asia while the PropTech industry emerged in the region, and we navigate the changing economic landscape of Southeast Asia while continuously innovating and leveraging technology.

Our headquarters are in Singapore. As of December 31, 2023, our platform connects more than 34 million property seekers monthly, based on Google Analytics data between July 2023 and December 2023, to more than 55,000 agents in our digital property marketplace of more than 2.8 million real estate listings.

Our Strengths

Our mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. We have the following competitive strengths:

Leading market positions across four Priority Markets

Our digital property marketplaces have leading market shares in Singapore, Vietnam, Malaysia and Thailand in terms of Engagement Market Share: 82% in Singapore (5.7 times more than our closest peer); 80% in Vietnam (4.1 times more than our closest peer); 92% in Malaysia (12.0 times more than our closest peer); 54% in Thailand (1.9 times more than our closest peer), based on SimilarWeb data between July 2023 and December 2023. We have multiple well-established brands that are synonymous with real estate listings in Southeast Asia, with organic traffic representing 87% of the traffic to our digital marketplaces, based on Google Analytics data between July 2023 and December 2023.

Our digital property marketplaces benefit from network effects created by a “virtuous cycle,” in which a large number of property seekers engaged with an online marketplace attract a large number of agents, developers, vendors and landlords, and vice versa, which in turn helps enhance the scale and market positions in our Priority Markets. This is consistent with the evolution of the online property advertising industry in developed markets such as Australia and the United Kingdom, where the industry has consolidated into two or three main companies that share a significant majority of online property advertising revenue.

Attractive business model leading to strong financial profile

Our online property marketplaces use a tiered subscription model to enable agents to advertise properties and help them match buyers and tenants in all our markets. In Vietnam we have a tailored pay per listing model as well as a range of depth products that enable agents to enhance their listings. We offer a broad suite of services for developers across our markets, including digital advertising and awards and events to help feature and promote their projects. Our data and software solutions business serves real estate agents and agencies, developers, valuers, banks and other enterprise clients by powering confident decisions, transparency, and efficiencies in the real estate industry with data, insights and intelligent software. Our Fintech business, which is based on commissions for loan origination and digital advertising services for lenders, helps address the opaque, slow and manual bank mortgage process and unfamiliarity of agents with mortgage products. We deliver smart home financing solutions that digitally integrate the home financing ecosystem and leverage customer data to deliver and extract economic value over the customer lifetime. Our home services technology company, Sendhelper, connects homeowners and tenants with verified home service providers to provide quality and cost effective home services.

Focus on technology and innovation

Our focused investments into our platforms, product offerings and technology is the key enabler to sustained innovation, and this has allowed us to continue developing proprietary technology platforms, with innovative features and functionality to deliver our agent and developer clients and property seekers a better experience. Our platforms have been developed to operate efficiently across different markets in multiple languages and currencies and with integrated mobile and other technology capabilities.

Our business is underpinned by constant technological innovation and investment. With machine learning, we enhance user experience for property seekers by delivering GuruPicks, an automated and personalized feed of property listings, and we help agents to create more effective property listings with our listing description generator. We also use AI image moderation to enhance the quality of our property listings and immersive content to deliver guides to the ‘green’ credentials of a listing. We have developed data tools to empower our agent customers with near-real-time property transaction data across our customer website, apps and platforms, provide timely market trend notifications relevant to agents’ listings, and enable agents to sort, contact and prioritize their leads. Our PropertyGuru DataSense market intelligence platform supports agents, developers, banks, government agencies and investors in making better property decisions through detailed data and insights leveraging a combination of data, visualizations, trend graphs and conversational AI. Our API products allow customers to directly integrate selected insights into their systems. Our SaaS-based property assessment management tool, ValueNet, digitizes and provides an end-to-end ecosystem that increases efficiency, reduces cost and provides comparable transactions and streamlines workflows for banks and valuers by automatically routing bank requests for valuation and facilitating tracking, management and valuation requests. Our Fintech business has developed tools to streamline home loan applications, including online tools to compare mortgage rates, understand mortgage eligibility and digitally sign and submit home loan application documentation.

Successful growth through strategic acquisitions

We have supplemented our organic growth initiatives with a number of strategic acquisitions in recent years that have primarily been executed to accelerate market penetration in our Priority Markets and to further integrate the breadth of our product offerings in, and to fast-track expansion into, new markets. Our significant acquisitions between 2016 and 2023 include:

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

We have grown through expanding beyond Singapore, increasing our number of agents and increasing ARPA across each of our Priority Markets (excluding Vietnam where we operate a pay-as-you-go model and focus on increasing the number of listings and revenue per listing). We have a strong track record of M&A integration, with our operations in Singapore, Thailand and Malaysia (excluding the Project Panama Entities) using a common technology platform and a single source code for our marketplace offerings where applicable, which provides scale efficiencies and gives us speed-to-market with new products and developments. While our Vietnam business currently operates its own technology platform, as the Vietnamese market matures, we may seek to integrate the business into our common technology platform over time.

“Digital native” senior leadership team with a long term vision and culture of innovation

We are led by a highly experienced management team with deep technology expertise. Our management team has a proven track record and is well-placed to deliver our focused strategy going forward. Our CEO, Hari V. Krishnan, joined us in 2016, having previously held the role of Vice President, APAC & Japan at LinkedIn, growing their Asia business. Joe Dische, our CFO, joined us in 2018, having previously held the position of CFO at ASX-listed iCar Asia. Both Hari and Joe have significant strategic, financial and technology-related experience across Asia. Our Company has continued its investment in human capital, building out a market leading executive team around Hari and Joe, with deep technology, finance, and business experience in the digital sector. We believe that our investment in human capital will allow the Company to continue its track record of growth and innovation.

Our Growth Strategy

Technology innovation underpinning growth

Technology development and product innovation are central to our growth strategy. We intend to continue focusing on technological innovations and automation, including the use of generative AI and machine learning, to further expand our product offerings to empower our customers and enhance consumer experience.

Agent/agency initiatives

In Singapore, we are focusing on improving the value and efficiency of our lead-generation, while also adding value beyond lead-generation with data insights and other premium features. ARPA growth will be based on the “up-sell” of higher-tier subscription packages that provide both volume of high-intent and well-matched leads, as well as other tools and services to empower agents. This value and increased innovation will continue to enhance depth product penetration.

Despite the challenges faced in Vietnam, which has faced macro and consumer confidence headwinds in 2023 following government anti-corruption activity and tightened credit to combat inflation, we recognize Vietnam’s enduring long-term prospects and believe there is substantial opportunity for continued expansion when the market recovers. We are actively adapting our strategy for the Vietnam market in anticipation of the evolving conditions.

In Malaysia and Thailand, our near-term focus is on enhancing our property seeker proposition and elevating consumer trust within the industry. By delivering such value to consumers, we aim to increase our agent engagement and improve monetization by increasing ARPA across our agent base through increased penetration of depth products.

Developer proposition

Our key focus includes continued innovation and product development in our data services offerings and increased executive engagement with top regional developers, supported by our award shows and events. We provide comprehensive and trustworthy information regarding primary listings to property seekers, which in turn attracts high-quality leads for our developer customers. We expect that growth will continue to be supported by the migration from offline to online advertising as developers in our Priority Markets continue to increase their online advertising expenditure.

Focused investments

We are committed to making focused investments that drive sustainable growth while navigating market uncertainty. We continue to review progress and periodically streamline our operations while carefully re-prioritizing our resources where necessary. Our efforts and focus are towards businesses that are already driving or have shown the potential to achieve scalable growth while ensuring strong unit economics.

Strategic acquisitions also remain a core component of our growth strategy. We intend to continue supplementing our organic growth initiatives with strategic acquisitions to further integrate the breadth of our product offerings in our markets. We will continue to assess acquisition and/or partnership opportunities to enter new markets or strengthen our product offerings, including potentially funding further acquisitions into direct adjacencies as described below. See “—Pursuing adjacent growth opportunities.”

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

We believe there is a significant opportunity for us to expand our business through the development or acquisition of datasets and capabilities. Data is already being leveraged for services such as automated property assessment, which provides property owners and seekers and finance parties indicative property prices and helpful insights on their transaction enquiries and mortgage portfolio risk; strategic developer advice across market research, acquisition and marketing; and property transaction volume demand planning. Elements of these tools may be extended across all of our Priority Markets over time.

Our Products and Services

We are an operator of digital property marketplaces in Southeast Asian countries, namely Singapore, Vietnam, Malaysia and Thailand. Digital property marketplaces provide a platform for the advertising of real estate (including residential, commercial and industrial properties) for sale or lease by real estate agents, property developers and in some cases by individual vendors. Digital property marketplaces provide access to a much wider range of properties than is available on the websites of individual estate agents or developers and, with advanced search functionality, allow property buyers to filter properties based on individual requirements and easily search for appropriate properties while providing content to guide and advise buyers. For property advertisers, portals offer access to a much larger group of potential buyers than can be achieved through personal contacts and direct marketing.

Our business provides a range of products and services for agents/agencies, developer, valuer and financial institution customers. We primarily offer tiered-subscription packages to our agent/agency customers that give them access to our digital property marketplaces, generating opportunities for them to rent or sell properties to property seekers. Our offering to developers primarily consists of digital advertising on our websites, participation in annual award shows and events, and our sales process automation and data products. Our data and software solutions business serves real estate agents and agencies, developers, banks and valuers with our market insights and intelligence and valuation management tool. Our fintech business matches property buyers in Singapore to suitable mortgages that are advertised by banks on our platform and brokered by us. Our Singapore home services technology company, Sendhelper, connects homeowners and tenants with verified home service providers.

(1)
These agents pay annual upfront fees that generally may not be refunded after the initial 30 day trial period has elapsed so are considered recurring.
(2)
Depth products are optional features and add-ons that agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance.

Agents Business

Our agent business provides products and services to agents and some select agencies through our digital property marketplaces. Currently in our Priority Markets, property owners typically do not work exclusively with a single agent, and it is permissible for multiple agents to market a single property. As a result, we focus on developing relationships with and generating revenue from individual agents, rather than competing for individual property listings, as is common in developed markets like Australia. Based on our last three months average as of December 31, 2023, we have over 55,000 agents in our Priority Markets.

Our revenue model is predominantly subscription-based, where agents currently pay upfront fees for an annual subscription that provides them with a number of credits they can use to promote their listings. In all our Priority Markets other than Vietnam, agents can currently select one of our annual subscription packages, with each subscription package providing a different number of concurrent listings, credits, functionality of data and premium features. Higher tier subscription packages offer access to more features and a greater volume of credits, as well as increased access to efficiency tools and data insights.

Agents can use credits to list properties and purchase advertising products to increase the prominence and ranking of their listings and their personal brand on our digital marketplaces. Agents can purchase additional discretionary credits as they utilize those included in their subscription package, or they can purchase certain products directly on a cash basis. We offer a premium form of credit, “Prime Credits”, that allows agents in Singapore and Malaysia to book, reserve and extend “Featured Agent” slots, which provide agents with exposure in a particular development or area, and agents in Singapore to use the “Promoted Listings” tool, which enhances visibility of property listings to property seekers searching for properties with similar criteria. “Prime Credits” are included in higher subscription packages and are available for individual purchase.

We believe we have a significant opportunity to increase our ARPA across all of our Priority Markets (except Vietnam where we operate a different business model). Increases to ARPA are driven by headline price increases in subscription packages, as well as variable pricing of depth activities and discretionary credits. Incremental ARPA is also a function of agents increasing their online marketing expenditure to take up premium products. Our strategy to increase agent subscription revenue is to focus on renewals across our subscriber base, while continually optimizing current subscription packages to upsell our products and services to our subscriber base. Our strategy to increase agent discretionary revenue involves encouraging agents to differentiate their listings through the purchase of depth products that offer them branding and listing promotions solutions as well as access to data products. Capitalizing on a competitive advertising market, our strategy is to continue to invest in and introduce a wider variety of depth products that stimulate higher discretionary spending and drive growth in ARPA.

In Vietnam, we offer a pay-as-you-go model, whereby agents pay for each individual property listing and additional features as required. Increases to average revenue per listing in Vietnam are driven by variable pricing, whereby agents pay higher fees to increase the prominence of “VIP” listings. Our model in Vietnam is specific to the Vietnamese market, where there is a large number of agents that are part-time or casual, and therefore their ability to finance annual subscriptions is currently limited. We have no immediate plans to change this approach which provides a low barrier to entry for part-time or casual agents and encourages industry participation.

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
•
Boost, which boosts listings in the search page for a period; and
•
Reposts, which involve the reposting of existing listings so that the expiry date of the listings will be automatically extended, raising its position in search results.

Depth products provide a way for agents to increase their leads. These products encourage agents to upgrade their base subscription package or buy additional discretionary credits. “Featured Agent” and “Promoted Listings” products are able to be purchased only through our premium form of credit, “Prime Credits”, which are included in our higher tier subscription packages and available for purchase on top of subscription packages.

Our Singapore business has seen agents compete for prominent positions on search result pages, leading to continued take-up of depth products, including “Featured Agent”, “Turbo” and “Promoted Listings”. However, this take-up is still below comparable businesses in developed markets such as Australia and the United Kingdom where premium products have been a significant source of advertising revenue growth. We believe that there is significant potential to increase depth product revenues in our new and existing agent base in Singapore but also in Malaysia and Thailand, where depth product penetration has been lower.

An example of our tiered subscription pricing model and the inclusions within these packages is set out below, as of December 31, 2023. This example shows our Singapore subscription packages. Our subscription packages are similar across all of our Priority Markets with the exception of Vietnam—which operates under a pay-as-you-go model.

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
(2)
Limited functionality refers to non-real time project, unit, and market data, as well as advanced listing performance insights
(3)
Full functionality refers to real time data and full listing performance insights

Developer Business

Our developer business provides developers with access to our awards, events and digital advertising solutions.

Our awards and events business, which is an integral component of our developer business, is one of the largest property awards series in Asia based on the number of markets covered and consists of an independent judging panel of industry experts in each market. In 2023, our awards business, PropertyGuru Asia Property Awards, sourced entries from thirteen markets across Asia and held awards ceremonies in eight of these markets to assess and honor top developers for their achievements. The awards business generates revenue by assessing residential and commercial properties and organizing annual property awards events (physical and digital) in various countries to honor top developers. Winners are entitled to use the official PropertyGuru Asia Property Awards logo in their external marketing materials and are provided with digital marketing packages. In addition to providing a strong revenue stream from our developer customer base, the awards and events business provides long-term strategic value by allowing PropertyGuru to build strong relationships with developers. Our awards and events business contributed S$6.3 million, S$8.9 million and S$8.3 million to our revenue in 2021, 2022 and 2023, respectively.

We also host real estate events including showcases and exhibitions at which developers can buy booths to promote their businesses and recent property developments. In 2023, our events business held one property expo and five property roadshows throughout Malaysia.

Our customer base includes developers that utilize our digital property marketplace for advertising, content marketing and performance products. Our developer business model is predominantly based on lead generation campaigns, branding, online advertising and content marketing, which increases property seekers’ awareness of our developer customers’ brands, leading to sales enquiries. Developers pay us fees based on the duration as well as the prominence of advertising. Our performance products, which consist of prominent homepage placement and audience targeting, are charged on a fee per lead basis.

We see a significant opportunity to increase advertising share within our developer customer base, as these customers are still at the early stages of moving their advertising spends from offline (print, outdoor, events) to online solutions. Currently, we have paying developers across sixteen markets (including our awards and events business).

Despite the significant amount of new property developments in our Priority Markets, we currently only have a small share of developer advertising expenditure in those markets, primarily because developers still allocate significant advertising expenditure to offline media and direct marketing.

We believe that the transparency of the developer’s marketing performance on online channels versus offline mediums, and the ability to access larger and easily-segmented audiences and valuable behavioral insights, will lead to more developer expenditure moving online. We expect that this transition will be further supported by the increase in cross-border transactions, which has seen developers actively seeking to attract foreign investors. These foreign investors can be more effectively targeted and reached through online advertising.

Our Priority Markets

Singapore

We began operations as a digital property marketplace in Singapore in 2007. We have the largest market share among digital property marketplaces in Singapore with 82% Engagement Market Share (5.7 times more than our closest peer), based on SimilarWeb data between July 2023 and December 2023. Organic traffic represents 90% of the traffic to our platforms in Singapore, based on Google Analytics data between July 2023 and December 2023. Our Singapore marketplaces business contributed S$55.9 million, S$69.2 million and S$86.0 million of our revenue in 2021, 2022 and 2023, respectively.

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

Vietnam

We first entered the Vietnamese market in 2016 when we acquired a 20% stake in the holding company of Batdongsan.com.vn, the leading digital property marketplace in Vietnam. In 2018, we increased our 20% shareholding in the Vietnamese legal holding structure to fully consolidate the business from an accounting perspective. Batdongsan.com.vn has the largest market share among digital property marketplaces in Vietnam with 80% Engagement Market Share (4.1 times more than its closest peer), based on SimilarWeb data between July 2023 and December 2023, underpinned by high organic traffic and a strong brand. Organic traffic represents 87% of the traffic to our platforms in Vietnam, based on Google Analytics data between July 2023 and December 2023. The strong economic growth in Vietnam, combined with looser restrictions on foreign real estate purchases and a growing middle class, have driven a boom in the Vietnam residential property market over the last decade and we have benefited from this growth as more people use our platform to advertise their property listings. However, governmental interventions initially aimed at regulating the property market have impacted consumer sentiment and transaction activities in 2023.

Our Vietnam business operates on a pay-as-you-go model, due to the nature of the market where a large portion of agents are casual or part-time in nature only, as compared to Singapore and our other Priority Markets where there is a significant number of full-time, professional and registered agents. Our Vietnam marketplaces business contributed S$18.8 million, S$24.0 million and S$17.1 million of our revenue in 2021, 2022 and 2023, respectively, and was Adjusted EBITDA positive in each of those periods. Despite the recent challenges faced in Vietnam, we recognize the market’s enduring long-term prospects and believe there is substantial opportunity for continued expansion when the market recovers, and we are actively adapting our strategy for the Vietnam market in anticipation of the evolving conditions.

Malaysia

We entered the Malaysian digital property marketplace in 2011 through the launch of www.Homeguru.com.my and the purchase of FullHouse Media Sdn Bhd, owners of FullHouse.com.my. In 2012, we consolidated under our Singapore brand, PropertyGuru, leveraging its established brand name to assure property seekers of overall consistency and the same quality experience as well as to consolidate marketing resources under the PropertyGuru brand name.

On August 3, 2021, we acquired iProperty.com.my, the second-leading portal in Malaysia (in terms of Engagement Market Share, based on SimilarWeb data for the last three month average as of December 31, 2020), and Brickz.my, an online data platform providing property transaction data in Malaysia. Through the PropertyGuru and iProperty platforms, we have the largest market share among digital property marketplaces in Malaysia with 92% Engagement Market Share (12.0 times more than our closest peer), based on SimilarWeb data between July 2023 and December 2023. Organic traffic represents 85% of the traffic to our platforms in Malaysia, based on Google Analytics data between July 2023 and December 2023.

Our strategy has been to invest in long-term fundamentals by ensuring we provide the best consumer experience, build strong organic traffic, and invest in solid customer relations for purposes of listing acquisition and monetization. Following the acquisition of iProperty.com.my in August 2021, our Malaysian business is now in a phase of increasing profitability, where having acquired the majority of the agent market we are now primarily focused on increasing ARPA through increasing depth products penetration to enable our customers to further differentiate their property listings. Our Malaysia marketplaces business contributed S$14.3 million, S$25.4 million and S$27.7 million of our revenue in 2021, 2022 and 2023, respectively.

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

We have the largest market share among digital property marketplaces in Thailand with 54% Engagement Market Share (1.9 times more than our closest peer), based on SimilarWeb data between July 2023 and December 2023. Organic traffic represents 78% of the traffic to our platforms in Thailand, based on Google Analytics data between July 2023 and December 2023. Our Thailand marketplaces business contributed S$6.1 million, S$9.6 million and S$10.7 million to our revenue in 2021, 2022 and 2023, respectively.

Indonesia

In August 2023, we announced our strategic decision to phase out our Indonesia marketplace business, Rumah.com, which ceased to operate on November 30, 2023. Our Indonesian marketplaces business contributed $2.3 million, S$2.6 million and S$2.5 million to our revenue in 2021, 2022 and 2023, respectively.

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

We launched our mortgage business, PropertyGuru Finance, in Singapore in March 2020. PropertyGuru Finance provides financial institutions with access to our digital mortgage marketplace. Buyers are matched to suitable mortgages online and through a team of PropertyGuru mortgage advisors. Upon each successful match, the financial institution pays PropertyGuru a commission. In 2021, we launched “SmartRefi.” Bringing innovation to mortgage refinancing in Singapore, SmartRefi is a tool that lets users auto-track their mortgage against daily market rates to help them decide the best time to refinance. In 2023 and 2024, we have launched online tools to streamline home loan applications, including tools to calculate mortgage eligibility and to digitally sign and submit home loan application documentation. We also generate revenue from PropertyGuru Finance through digital advertising services for lenders.

As of the end of December 2023, the value of mortgages that were arranged by PropertyGuru Finance was in excess of S$6 billion and we believe there is still significant potential for growth. We also intend to expand our PropertyGuru Finance offering beyond Singapore into our other Priority Markets, either organically or through strategic acquisitions.

Data and Software Solutions

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

Through our data and software solutions business, we provide data, insights and intelligent software to real estate agents and agencies, property developers, valuers, banks, investors and other enterprise clients. PropertyGuru DataSense is our property market intelligence platform, which provides among others pricing analytics, location insights, residential demographics, migration patterns, property seeker demand analysis, auction data and geo-analytics. ValueNet is our cloud-based solution for valuers and banks to help them improve the turnaround time and quality of their property assessments. The system analyzes and validates property assessment data, automatically routes bank requests for valuation and facilitates tracking, management and valuation requests. ProxyPrice is our property price valuation estimate tool which generates customized reports and property insights based on up-to-date transaction data and intelligent algorithms.

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

Our Platform and Technology

Platform overview

We operate desktop web, mobile web and mobile application platforms across all our Priority Markets. Our mobile web and mobile application platforms are our primary driver of user engagement, with approximately 71% of traffic to our platforms coming from mobile, based on Google Analytics data between July 2023 and December 2023.

We use a common multi-tenant technology platform and single source code for our marketplace offerings in each of our Priority Markets except in Vietnam and the Project Panama Entities we acquired in 2021. This provides scale efficiencies, and gives us speed-to-market with new products and developments. In each Priority Market, the platform is localized, including in terms of language and currency and certain market-specific features and configurations. In addition to our core marketplace platform, we are investing towards building a data platform to power our data offerings for our business and enterprise customers in our priority markets.

Our Vietnam business currently operates on its own technology platform. This strategy currently suits our business in Vietnam given the stage of the business and the market structure (both payment model and agent structure) relative to our other Priority Markets. As the Vietnamese market matures, we may seek to integrate the business into our common technology platform.

Our technology platform design is centered on our key user groups—property seekers and sellers, agents and agencies, developers, valuers, banks and government agencies.

•
For property seekers, our business has desktop web, mobile web and mobile applications consisting of a user-friendly interface and layout. Our business across our Priority Markets has over 2.8 million monthly real estate listings, based on data between July 2023 and December 2023, as well as extensive data and content to help property seekers better understand the market. Our property seeker platform includes a streamlined and intuitive navigation flow, powered by artificial intelligence and machine learning, to optimize the user search experience. We also use generative AI to enhance listing descriptions and moderate images and content to improve the quality of our property listings. Our platform has the capability to personalize user experience based on usage history so users can quickly resume searches and find relevant content, which provides a seamless experience for returning users. This functionality is complemented by tailored content for our rental and sales offerings.
•
Our technology platform for agents is underpinned by easy-to-use online marketplaces, where agents can view and update their current listings, add new listings, manage their leads and are given access to data analytics tools that help them understand the performance of their marketing process. Some of our discretionary depth products are integrated into the platform providing features such as email alerts, display rankings or enhanced listings. The platform also supports online payments for credits and depth product purchase by agents to enhance the convenience and ease of purchase.
•
DataSense is our property market intelligence platform that primarily serves agencies, developers, government agencies, investors and banks. It is based on a variety of proprietary and third-party datasets, including transaction databases, our portals’ demand and supply, new development, auction and mobility data. DataSense provides among others pricing analytics, location insights, residential demographics, migration patterns, property seeker demand analysis, auction data, incoming supply, geo-analytics and more. The platform also supports provisioning of home reports as well as valuation estimations based on our ProxyPrice model. ProxyPrice is our property price valuation estimate tool which generates customized reports and property insights based on up-to-date transaction data and intelligent algorithms.
•
Our cloud-based solution ValueNet helps banks and valuers across selected core markets to improve the turnaround time and quality of their property assessments by analyzing and validating property assessment data, as well as digitalizing and streamlining the real estate valuation process. ValueNet is a SaaS-based property assessment management solution that can also route bank requests for valuation to valuers and facilitates tracking and management of valuation requests, as well as supporting two-way communication. ValueNet also serves valuers with transaction data for required valuation comparables, and digitalizes and automates part of the valuation process.
•
We also provide selected insights on a per-use basis through application programming interfaces (“APIs”) that are available for our clients to ingest directly into their systems. We currently provide these API services, including ProxyPrice estimates and our Risk API, in Malaysia and Singapore to clients including property agencies, insurance providers and banks. The ProxyPrice API allows clients to input any address to receive a valuation estimate and the Risk API allows clients to source for certain property or risk-related information - sourced from various public and proprietary data sources, such as weather impact, flood risk, and distance between the property and relevant points of interest such as urgent care facilities, fire stations and police stations – to, for example, support underwriting processes.
•
Our Fintech business, which is based on commissions for loan origination and digital advertising services for lenders, helps address the opaque, slow and manual bank mortgage process and unfamiliarity of agents with mortgage products.
•
Our home services technology company, Sendhelper, connects homeowners and tenants with verified home service providers to provide quality and cost effective home services.

Product development

Our business is underpinned by a technological platform that is built for innovation and investment. We have developed and continue to invest in proprietary, scalable technology platforms, with the flexibility to operate across different countries, languages, and user types, while reusing common technical components. This includes investments in technical platforms for both web and native applications, dramatically improving our time-to-deploy for new features and experiments.

Artificial Intelligence and Machine Learning

We have developed software that combines the rich session data from the millions of visitors interacting with millions of property listings on our platforms, to train personalized machine learning based recommendation models. We have made continuous improvements in data aggregation, algorithms and our ability to tune the recommendation system to prioritize different outcomes. In 2023, we launched GuruPicks, a recommendation-powered feed of property listings based on machine learning algorithms.

We are leveraging generative AI to enhance listing descriptions, moderate images and content and assist with social media scripts. Internally, we also use generative AI to enhance software code writing and increase individual productivity.

Personalization and Knowing Our Customer

Our analysis of user behavioral data across our sites in Singapore, Malaysia and Vietnam enables us to deliver personalized experiences to consumers, including creating ‘saved search’ experiences and notifying home-seekers of new listings and providing other tailored content based on their recent searches.

We require all home-seekers to create an account when enquiring about listings on our Singapore and Malaysia platforms, and we require home-seekers in Vietnam to verify their phone number. These measures have improved the quality of leads delivered to our agent customers, and have also enabled us to personalize home-seekers’ experience across their devices.

Value for Agents beyond lead generation

In 2023 we also launched “Lead Management”, which enables agents in Singapore, Malaysia and Vietnam to sort, contact and prioritize their leads and shares lead insights based on property seekers’ activity on our platform. Lead Management provides an inbox for enquiries received across all channels (including email, WhatsApp, Zalo, phone and SMS) with behavioral insights to help agents prioritize and effectively engage leads.

We offer “Market Insights”, powered by DataSense, as part of our agent subscription packages in Singapore and Malaysia, which provides agents access to transaction data, supply and demand data and trend information, with the power and quality of DataSense. By upgrading to higher subscription packages, agents can unlock access to more premium DataSense features.

Advertising Products

The core offering of our business is advertising products that generate opportunities for agents to rent or sell properties to property seekers, including products to increase the prominence and ranking of their listings and their personal brand. We have continued to refine the ability to use dynamic pricing for these products, and have developed tools such as performance dashboards to help agents understand their effectiveness.

In 2022, we launched “Promoted Listings” in Singapore, which allows agents to promote property listings to property seekers searching for properties with similar criteria, including nearby locations, similar prices ranges and similar size. Agents often use this product for properties in less-popular locations or that are more difficult to sell. We also offer a developer version of Promoted Listings to enable developers to advertise on search result pages with similar properties.

We have also simplified and expanded the advertising services we offer to property developers, including enabling developers to display video content on the sponsored homepage masthead and in search results, and access a developer version of Promoted Listings.

Marketplace Quality

We recognize that trust in the quality of listings and agents is critical for the health of our digital property ecosystem. As a step toward driving greater trust and transparency in our marketplace business, we launched “Agent Ratings and Reviews” in 2022, which allows property seekers to provide star-ratings and written reviews of agents’ service quality, knowledge and expertise, marketing skills, and negotiation. In Thailand and Vietnam, agents are incentivized to verify their profiles and listings, respectively, in order to increase their prominence and trustworthiness on our platforms. We have improved the quality of our listings by strengthening the requirements for listing creation, requiring agents to include photos and specific details including precise location information. We have also upgraded the AI image moderation to automatically detect photos that breach our terms and advertisement and content guidelines. In addition, we have enhanced the means for home-seekers to report feedback to us (such as that a listing is no longer available, that an agent is non-responsive, that listing details are not true, or that they have experienced discrimination), and are experimenting with ways to make those reports transparent.

Data and Software Solutions

Our DataSense market intelligence platform supports agents, developers, banks, government agencies and investors to make better property decisions. Our API products allow customers to directly ingest selected insights into their systems. Our SaaS-based property assessment management tool, ValueNet, digitizes and provides an end-to-end ecosystem that increases efficiency, reduces cost, provides comparable transactions and streamlines workflows for banks and valuers by automatically routing bank requests for valuation and facilitating tracking, management and valuation requests.

We are also investing in our Fintech services and our home services platform, Sendhelper.

Marketing and Brand Awareness

Our marketing focuses on the customers and consumers of each of our businesses, which predominantly include: (i) property seekers, (ii) real estate agents, (iii) real estate developers and (iv) enterprise customers including real estate developers, agencies, banks, valuers, city planners and policy makers. In addition, our Fintech business markets to homeowners and our home services business markets to homeowners and tenants.

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

In December 2022, we launched our enterprise solutions brand, PropertyGuru For Business, which includes a unified service and proprietary data solutions, event solutions and marketing services to guide enterprise clients such as property developers, agencies, banks, valuers, city planners and policy makers. PropertyGuru For Business works with property stakeholders to improve systems in markets where it operates by championing and enabling digitalization so that all property stakeholders can leverage deeper insights to make more confident decisions and unlock the potential of their business in a more transparent property ecosystem.

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

Supplier Relationships

We have developed most of our core technology internally utilizing open-source code, with the exception of the technology platforms that underpin our Vietnamese business and the business of the Project Panama Entities. This includes, but is not limited to, our digital property marketplaces and other innovations such as DataSense, ValueNet and ProxyPrice.

We use Amazon Web Services for a majority of our hosting and infrastructure requirements including storage, networking and database management, and we use Google Cloud Platform to host certain of our data products. Other external suppliers we utilize include Oracle Netsuite for enterprise resource planning; Salesforce for our sales operations, customer relationship management system and promotional campaigns; Google and Meta for advertising purposes; Cloudsense for sales and order management of certain products; and Adyen Payment Gateway for payment collection.

Competition

We face competition to attract consumers to our website, mobile and software applications and to attract advertisers to purchase our advertising products and services. Participants in the online real estate advertising market in our Priority Markets include PropTech platforms and developer and agent websites which all compete for market share in the industry, as well as offline real estate brokers and agents. Brand awareness, reputation, user experience and data accuracy, breadth and depth and pricing are all factors that contribute to competitiveness. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as newspapers, television, magazines and billboards.

Our data and software solutions business faces competition from government agencies, real estate agencies and other PropTech platforms that provide real estate data. In Singapore, our Fintech business competes with other online mortgage marketplace participants as well competing for a share of the banks’ marketing budgets with other online and offline advertising channels. Our home services technology company, Sendhelper, competes with other home services platforms in Singapore.

Intellectual Property

Substantial elements of our websites, applications, databases and underlying technology, as well as our domain names and trademarks are proprietary in nature. We endeavor to protect our investment in our intellectual property in the jurisdictions where we do business.

As of December 31, 2023, we have 84 registered trademarks, including registrations for “PropertyGuru” and the PropertyGuru logo. We are the registered holder of a variety of domain names, including “PropertyGuru.com.sg,” “CommercialGuru.com.sg,” “Batdongsan.com.vn,” “iproperty.com.my,” “DDProperty.com” and “asiapropertyawards.com,” and have full legal rights over all these domain names for the period for which such domain names are registered. We also have 11 pending trademarks as of December 31, 2023.

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

Diversity and Inclusion

We value the benefits that diversity and inclusion bring to our business. By building a team with individuals from diverse backgrounds, accompanied by a culture of inclusion, we believe that we can accelerate innovation and embrace the unique experience, ideas, skills and perspectives of every individual. As of December 31, 2023, our employees come from 35 different countries around the world, and 63% of our employees and one-third of our directors are women. As a business, we believe that this focus on diversity and inclusion can help us to better understand the needs of our customers and consumers and to deliver an enhanced experience and shareholder value.

We are committed to implementing initiatives across our business to enhance the diversity of our organization and ensure we have an inclusive culture where all employees feel heard, valued, respected and are encouraged to reach their full potential. In 2023, we implemented fair and inclusive adjustments to our leave policies, such as the expansion of parental and adoption leave so they apply to all employees, regardless of gender or marital status. We also provide annual training and development on diversity and inclusion for all employees, heightening our cultural competence, stimulating conversations, and providing the space for all of us to take collective steps in creating a culture of mutual respect that embraces and promotes individual differences as well as reflects the customers and communities we serve.

Sustainability

In 2023, we launched our sustainability strategy named “Gurus For Good”. Our strategy focuses on the ESG topics that are of greatest current relevance to our business and our stakeholders, and where we believe we can make the most impact. The strategy is structured around three pillars: (i) sustainable living, (ii) thriving communities, and (iii) responsible business. These pillars and the focus areas set out below constitute the framework shaping our commitment and actions to advance our sustainability journey.

Gurus For Good Strategy

Sustainable living

•
Climate action by reducing PropertyGuru’s greenhouse gas (GHG) footprint and providing businesses with data and insights to support a more climate resilient real estate sector.
•
Innovation through solutions that drive sustainable living among property seekers, homeowners, renters, developers, agents and businesses, and pave the way for the development of tomorrow’s cities.

•
Partnership, advocacy and thought leadership by establishing collaborations, raising awareness and demonstrating industry and thought leadership to advance and scale sustainable practices in the property sector.

Thriving communities

Our people

•
Talent management by building a Culture of Trust and investing in our Gurus' growth and well-being.
•
Diverse, equitable and inclusive workplace by embedding these principles into our culture and how we operate.

Our communities

•
Inclusive products and services by promoting inclusive practices that respect and value diversity of all individuals and adopting accessible design principles for people with different needs.

•
Community support by partnering with cause-oriented organisations and enabling Gurus to create a positive impact.

Responsible business

•
Data privacy by protecting consumers and customers data and cybersecurity risk management to safeguard the confidentiality, integrity and availability of our critical systems and information.

•
Business ethics and compliance by adopting business practices promoting ethical behaviour, transparency and accountability.

•
Corporate governance by establishing effective processes and structures to ensure ethical decision-making practices and appropriate controls across our business.

In 2023, we achieved the following key milestones:

Sustainable Living

•
Assessed our Scope 1, 2 and 3 GHG emissions to determine our baseline and identify reduction potential.
•
Improved our Green Score to help property seekers in Singapore assess the sustainability credentials of their housing choices.
•
Launched our Liveability Index in Kuala Lumpur, Malaysia to promote properties where people live, work and thrive.
•
Provided climate risk insights to our customers to guide climate-resilient decisions.
•
Published guides on our platform sharing sustainable living practices with property seekers, homeowners and renters.

•
Recognized outstanding sustainability projects and leaders in the real estate industry at our 2023 Asia Real Estate Summit (ARES) and Asia Property Awards.

Thriving Communities

•
Achieved 65% female representation in our workforce, including 43% at senior level roles.
•
Enhanced our leave policy to include equitable paternity and adoption leave regardless of employee gender or marital status.
•
Added a mental health day-off on top of annual leave.
•
Launched a 3-day volunteering leave for our employees to support causes they care about and celebrated PropertyGuru Day by organizing local volunteering activities.
•
Upheld a hybrid work arrangement to promote work-life balance.
•
Conducted varied recreational activities that promote a sense of belonging.
•
Maintained feature to report discriminatory listings and keyword screening technology in line with our anti-discrimination approach.
•
Enhanced our platform accessibility through inclusive systems design.

Responsible Business

•
Established a codified sustainability governance structure with buy-in from a range of stakeholders.
•
Maintained ISO/IEC 27001 certification for our Information Security Management System.
•
Began working towards ‘privacy by design’ model in preparation for achieving ISO/ IEC 27701 for our Privacy Information Management System.

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely our Priority Markets. We are subject to laws and regulations relating to, among others, data privacy and consumer protection laws, intellectual property rights, competition, anti-bribery and corruption, anti-money laundering and terrorism financing, employment and labor, foreign investment, dividend distributions and foreign exchange controls.

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
•
Data breach notification obligation: An organization must assess whether a data breach is notifiable and must notify the Personal Data Protection Commission where the data breach is assessed to be notifiable. Unless exceptions apply, the organization must also notify the affected individuals of the data breach.
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

Similarly, there are personal data protection laws and regulations imposed on PropertyGuru in each of the other Priority Markets and India, where a number of our employees are located, including Malaysia’s Personal Data Protection Act 2010, Thailand’s Personal Data Protection Act 2019, India’s Digital Personal Data Protection Act 2023 and Vietnam’s data protection, personal information and privacy regulations set out in the Constitution 2013, the Civil Code 2015 and in sectoral laws including but not limited to the Law on Network Information Security 2015, Decree 53 and the Law on Cybersecurity 2018, Decree No. 53/2022/ND-CP and Decree No. 13/2023/ND-CP.

We have also aligned our practices with the Practice Guidelines for Ethical Advertising issued by the Council for Estate Agencies in Singapore (the “CEA Practice Guidelines”). The CEA Practice Guidelines seeks to provide estate agents and salespersons with clear and detailed guidelines on the use of advertisements to comply with the Code of Ethics and Professional Client Care established under the Estate Agents (Estate Agency Work) Regulations 2010 and establish best practices in advertisements. While our management has confirmed that we are not regulated by the Council for Estate Agencies, as a publisher of property listings, we nevertheless observe the CEA Practice Guidelines as a matter of best practice. Other than in Malaysia, where registered agents are required to comply with advertisement and publicity requirements, there are no similar regulations and guidelines in the other Priority Markets.

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
49.998%
99.99%
100%
AllProperty Media Co. Ltd.
(Company Registration No. 0105554034437)
PT AllProperty Media
(Company Registration No. 09.03.1.63.69427)
Sendtech Pte. Ltd.
(Company Registration No. 201434475Z)
0.001%
0.01%
100%
100%
51%
50.001%
99.9989%
DDProperty Media Ltd.
(Company Registration No. 0105555086902)
PropertyGuru International (Malaysia) Sdn Bhd
(Company Registration No. 201001036744 (920667-W))
PropertyGuru Viet Nam Joint Stock Company
(Company Registration No. 0104630479)
48.73%
0.05%
51.22%
99.9999%
PropertyGuru International (Thailand) Co. Ltd
(Company Registration No. 0105559008841)
MyProperty Data Sdn Bhd
(Company Registration No. 201501025121 (1150443-M))
100%
Do Thi Media Service Limited Company
(Company Registration No. 0313969106)
49%
Ohm Ammaramon[1]
iProperty.com Malaysia Sdn Bhd
(Company Registration No. 200201033185 (600850-K))
100%
0.0001%
PropertyGuru Group (Thailand) Co. Ltd
(Company Registration No. 0105558183771)
0.003%
99.997%
Nguyen Duc Thang
0.00055%
1%
IPGA Management Services Sdn Bhd
(Company Registration No. 201101002915 (931053-X))
100%
0.00055%
50.7%
iProperty (Thailand) Co. Ltd
(Company Registration No. 0105558054432)
Red Soil Vietnam Company Limited
48.8%
0.5%
PropertyGuru Technologies Private Limited
(Company Registration No. U72200KA2021FTC145541)
99%
100%
Brickz Research Sdn Bhd
(Company Registration No. 201501002449 (1127781-T))
Kid Ruang Yu Co. Ltd
(Company Registration No. 0105555004248)
48.99%
0.0001%
51%
Prakard IPP Co. Ltd
(Company Registration No. 0105559073805)
0.199%
0.001%
99.8%
Country of incorporation
Cayman Islands
Singapore
Thailand
Indonesia
Malaysia
Vietnam
India
Ownership
Subsidiary
Not a Company subsidiary
Activity
active
dormant

Note:

(1)
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

We also lease offices in Vietnam, Malaysia, Thailand and India. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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

For a discussion of our results in the year ended December 31, 2022 compared to the year ended December 31, 2021 and certain comparative numbers in fiscal 2021, please refer to “Part I — Item 5. Operating and Financial Review and Prospects" contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on April 25, 2023.

A.
Operating Results

Company Overview

We are the leading PropTech company in Southeast Asia, with leading Engagement Market Shares in Singapore, Vietnam, Malaysia and Thailand, based on SimilarWeb data between July 2023 and December 2023. Our mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. Our platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital and marketing services for developers; (3) a digital mortgage marketplace and brokerage; (4) a data and software solutions business for enterprise clients including property agencies, developers, valuers and banks; and (5) an online marketplace that connects homeowners and tenants with verified home service providers.

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

We incur some of our revenues and expenses in other currencies, including Singaporean Dollars, Vietnamese Dong, Malaysian Ringgit and Thai Baht among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business will exceed the rate of devaluation of such countries’ currencies in relation to the Singapore dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies, and we may be adversely affected in the future by inflationary pressures and increases in interest rates.

Inflation also impacts our operating costs. A prolonged period of inflation could cause interest rates, wages, commodity prices and other costs to increase. Inflationary pressures have increased our operating costs in 2023 and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. We implement initiatives from time to time to alleviate inflationary pressures, such as alternative supply arrangements and changes to our hiring policies, including hiring employees in locations with lower ongoing wage costs.

Inflationary pressures and related governmental fiscal activity have also impacted mortgage affordability, access to credit, our customers’ supply chains and the economics of the real estate markets of our Priority Markets. To the extent inflation and interest rates remain elevated, these pressures may negatively impact property demand and demand for our products and services.

Governmental actions in Vietnam in 2022, including measures to control credit growth, including controlling loans for real estate, and the imposition of more stringent conditions and requirements on the private placement of bonds, significantly limited both consumers’ and developers’ access to credit, which has suppressed the real estate market in Vietnam and reduced demand for our platform, products and services in Vietnam in the fourth quarter of 2022 and through 2023. This negatively impacted our revenue in Vietnam, where we operate a pay-as-you-go model and effective monetization depends on our ability to sustain the number of listings that agents post to our platform. Our Vietnam marketplace revenue decreased 28.7% to S$17.1 million and the number of listings decreased 37% to 4.8 million in the year ended December 31, 2023 as compared to the previous year.

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

Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher or revenue being lower than would be the case if exchange rates were stable. For example, in 2023, our reported revenue for Malaysia was adversely impacted by depreciation of the Malaysian Ringgit. In 2022, the U.S. Dollar strengthened as the Federal Reserve increased interest rates to combat inflation, which caused certain of our U.S. Dollar-denominated operating costs to increase against the Singapore Dollar. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, a substantial amount of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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

Fluctuations in foreign currency exchange rates

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We have operations and employees in each of our Priority Markets, as well as India, where we have established a center of excellence for technology talent. We earn revenue in Singaporean Dollars, Indonesian Rupiah, Thai Baht, Vietnamese Dong and Malaysian Ringgit among other currencies. Our consolidated financial statements are presented in Singapore Dollars, which is the functional currency of PropertyGuru. Fluctuations in the exchange rates between the various currencies that we use (in particular the emerging markets currencies, where fluctuations in currency values are not necessarily correlated) could result in expenses being higher or revenue being lower than would be the case if exchange rates were stable. For example, in 2023, our reported revenue for Malaysia was adversely impacted by depreciation of the Malaysian Ringgit and in 2022, the U.S. Dollar strengthened as the Federal Reserve increased interest rates to combat inflation, which caused certain of our U.S. Dollar-denominated operating costs to increase against the Singapore Dollar.

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

Due to the adverse impact of the COVID-19 pandemic on real estate market activity across our Priority Markets during the pandemic, our revenue decreased 7.2% and our Adjusted EBITDA decreased by 64.4% from 2019 to 2020. Developer revenue in each of our Priority Markets decreased in 2020 as real estate market activity slowed and we were unable to hold Awards events during the pandemic. The market slowdown also led to lower agent discretionary revenue. We responded to the decrease in revenue by reducing our discretionary spending in 2020. We experienced strong business momentum in the late fourth quarter of 2021 and the first half of 2022, which was the result of market recovery from the impact of COVID-19 in Singapore, Vietnam and Malaysia. The lingering effects of global and industry-wide supply chain disruptions caused by the COVID-19 pandemic include shortages in, and rising costs of, labor, materials and services, which contribute to delays in new home completions and distortion of the property markets. In addition, the scarcity of certain products and raw materials could continue to significantly impact our customers and weaken economies in markets where we operate. Despite the challenging industry landscape, we have maintained strong fundamentals that we believe will drive growth momentum coming out of the pandemic.

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

Results of Operations

	For the Year Ended December 31,
	2023	2022
	(S$ in thousands, except share and per share data)
Revenue	150,135	135,925
Other income	8,720	2,787
Other gains - net	1,646	21,870
Expenses
- Sales commission	(9,131)	(11,163)
- Referral fees	(2,286)	(2,201)
- Merchant fees	(3,294)	(2,444)
- Awards and events costs	(3,957)	(3,255)
- Advertising and platform fees	(2,759)	(3,004)
- Salary and staff costs	(72,971)	(71,170)
- Marketing expenses	(15,446)	(16,760)
- Technology expenses	(13,163)	(11,398)
- Legal and professional	(6,194)	(7,596)
- Share grant and option expenses	(5,400)	(5,524)
- Depreciation and amortization	(23,905)	(21,190)
- Reversal of impairment/(Impairment) loss on financial assets	123	(1,139)
- Impairment of intangible assets	(5,463)	—
- Impairment of plant, equipment and right-of-use assets	(73)	—
- Finance cost	(578)	(2,396)
- Legal and professional fees incurred for IPO	—	(16,570)
- Share listing expense	—	(104,950)
- Other expenses	(7,306)	(7,919)
Total expenses	(171,803)	(288,679)
Loss before income tax	(11,302)	(128,097)
Tax expense	(3,967)	(1,096)
Net loss	(15,269)	(129,193)

Comparison of Years Ended December 31, 2023 and 2022

Revenue. Revenue increased by 10.5% to S$150.1 million for the year ended December 31, 2023 from S$135.9 million for the year ended December 31, 2022.

Overall, marketplaces revenues increased by 10.1%, primarily due to improved yield derived from previous price rises and product improvements, and increased real estate market activity in Singapore as Southeast Asia recovered from the COVID-19 pandemic.

In Singapore, marketplace revenue increased 24.2% year on year from S$69.2 million in 2022 to S$86.0 million in 2023 driven by the increase in the number of agents and the average revenue per agent (“ARPA”). The number of agents grew from 15,764 on December 31, 2022 to 16,481 on December 31, 2023 with renewal rate of 80% reflecting a strong local property market.

In Vietnam, marketplace revenue decreased 28.7% year on year from S$24.0 million in 2022 to S$17.1 million in 2023 due to reduction in the number of listings partially from 7.7 million to 4.7 million offset by an increase in the average revenue per listing by 14% to S$3.38 in 2023.

In Malaysia, marketplace revenue increased 9.3% year on year from S$25.4 million in 2022 to S$27.7 million in 2023 primarily due to the increase in agent and developer revenue, offset by the depreciation of the Malaysian Ringgit.

In Other Asia, marketplace revenue increased 8.3% year on year from S$12.2 million in 2022 to S$13.2 million in 2023 due to a gradual real estate market recovery.

In Fintech and data services, revenue increased 19.8% year on year from S$5.1 million in 2022 to S$6.1 million in 2023 largely due to an increase in the number of mortgages brokered as our Fintech business has scaled.

Other income. Other income increased by 212.9% to S$8.7 million for the year ended December 31, 2023 from S$2.8 million for the year ended December 31, 2022 primarily due to interest income derived from the placement of proceeds from the Business Combination in fixed deposits.

Other gains-net. Our other gains-net decreased by 92.5% to S$1.6 million for the year ended December 31, 2023 from S$21.9 million for the year ended December 31, 2022, primarily due to lower fair value gain of warrant liability.

Total expenses. Total expenses decreased by 40.5% to S$171.8 million for the year ended December 31, 2023 from S$288.7 million for the year ended December 31, 2022. The decrease was primarily due to the absence of costs related to the Business Combination which were incurred in the previous financial year.

Salary and staff costs increased by 2.5% to S$73.0 million for the year ended December 31, 2023 from S$71.2 million for the year ended December 31, 2022. The increase was primarily due to the increase in higher rank personnel headcount in Singapore.

Depreciation and amortization expenses increased by 12.8% to S$24.0 million for the year ended December 31, 2023 from S$21.2 million for the year ended December 31, 2022 primarily due to higher investment in technology assets.

Sales commission expenses decreased by 18.2% to S$9.1 million for the year ended December 31, 2023 from S$11.2 million for the year ended December 31, 2022 primarily due to the reduction in achieving sales targets in Malaysia and Vietnam.

Finance cost decreased by 75.9% to S$0.6 million for the year ended December 31, 2023 from S$2.4 million for the year ended December 31, 2022 primarily due to the settlement of a term loan in July 2022.

Loss Before Income Tax. Our loss before income tax decreased by 91.2% to S$11.3 million for the year ended December 31, 2023 from S$128.1 million for the year ended December 31, 2022 primarily due to the increase in revenue, offset by decreases in other net gains, share listing expense and legal and professional fees incurred for IPO, sales commission, finance cost as well as the increases in depreciation and amortization, and salary and staff costs as described above.

Tax Expense. Our tax expenses increased by 262.0% to S$4.0 million for the year ended December 31, 2023 from S$1.1 million for the year ended December 31, 2022 primarily due to recognition of deferred tax liability in Singapore.

Net loss. As a result of the foregoing, we had net loss of S$15.3 million for the year ended December 31, 2023, compared to a net loss of S$129.2 million for the year ended December 31, 2022.

Comparison of Years Ended December 31, 2022 and 2021

For a discussion of our results in fiscal 2022 compared to fiscal 2021, please see "Part I — Item 5. Operating and Financial Review and Prospects" contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on April 25, 2023.

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

Our leadership team primarily uses the measure Adjusted EBITDA to assess our operating segments. The table below sets forth our segment Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated. In 2023 the Company no longer removed the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparatives have been retrospectively adjusted accordingly.

	Year ended December 31, 2023
	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Corporate*	Total
	(S$ in thousands except percentages)
Revenue	85,988	17,130	27,740	13,210	6,067		150,135
Adjusted EBITDA	65,300	778	14,803	2,962	(9,299)	(55,632)	18,912
Adjusted EBITDA Margin (%)	75.9%	4.5%	53.4%	22.4%	(153.3)%		12.6%

	Year ended December 31, 2022
	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Corporate*	Total
	(S$ in thousands except percentages)
Revenue	69,241	24,040	25,388	12,192	5,064		135,925
Adjusted EBITDA	47,626	5,470	10,208	(259)	(7,344)	(52,376)	3,325
Adjusted EBITDA Margin (%)	68.8%	22.8%	40.2%	(2.1)%	(145.0)%		2.4%

* Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

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

The following table shows our non-IFRS financial measures and key performance metrics for the years ended December 31, 2023 and 2022.

	For the Year Ended December 31,
	2023	2022
Revenue (S$ in thousands)
Marketplaces
Singapore	85,988	69,241
Vietnam	17,130	24,040
Malaysia	27,740	25,388
Other Asia(1)	13,210	12,192
Fintech and data services	6,067	5,064
Total	150,135	135,925
Costs (S$ in thousands)
Cost of sales	21,429	20,799
Operating expenses	109,794	111,801
Total costs	(131,223)	(132,600)
Net loss	(15,269)	(129,193)
Net loss margin(2)	(10.2)%	(95.0)%

Non-IFRS Financial Measures
Adjusted EBITDA(3)	18,912	3,325
Adjusted EBITDA Margin(3)	12.6%	2.4%

Key Performance Metrics
Capital Expenditure (S$ in thousands)	26,916	23,610
Engagement Market Share(%)(4)
Singapore	82%	81%
Vietnam	80%	75%
Malaysia	92%	93%
Thailand	54%	58%
Indonesia	N/A	22%
Singapore metrics
Number of agents	16,148	15,156
ARPA (S$)	4,977	4,078
Renewal rate (%)	81%	82%
Agent Services Revenue (S$ in thousands)	80,363	61,799
Developer Services Revenue (S$ in thousands)	5,625	7,442
Vietnam metrics
Number of listings (in millions)	4.8	7.7
Average revenue per listing (S$)	3.39	2.97
Agent Services Revenue	16,352	22,902
Developer Services Revenue	778	1,138

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

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization expenses, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration costs (including contingent consideration), and the cost of listing and IPO activities.

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

In 2023, we no longer removed the on-going cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparatives have been retrospectively adjusted accordingly.

	For the Year Ended December 31,
	2023	2022
	(S$ in thousands, except percentages)
Net loss	(15,269)	(129,193)
Adjustments:
Changes in fair value of preferred shares, warrant liabilities and embedded derivatives	(4,122)	(23,341)
Finance (income)/costs - net	(7,320)	680
Depreciation and amortization expense	23,905	21,190
Tax expense	3,967	1,096
Impairment	5,536	—
Share grant and option expenses	5,400	5,524
Other losses - net	2,476	1,471
Business acquisition transaction and integration costs	2,156	4,378
Legal and professional expenses incurred for IPO	—	16,570
Share listing expense	—	104,950
Restructuring cost	2,183	—
Adjusted EBITDA	18,912	3,325
Revenue	150,135	135,925
Adjusted EBITDA	18,912	3,325
Adjusted EBITDA Margin	12.6%	2.4%

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

Agent services revenue

Agent services revenue is defined as revenue generated through agent subscription packages and discretionary revenue. Agent services revenue is used to calculate average revenue per agent and average revenue per listing, which is described above.

Developer services revenue

Developer services revenue is defined as revenue generated from our awards, events, and digital advertising business. This is one of our major revenue streams and we believe it provides clarity on the source of revenue and enables useful evaluation on business performance.

B.
Liquidity and Capital Resources

Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and convertible instruments, drawdown of loans and cash provided by operating activities.

As of December 31, 2023, and December 31, 2022, we had cash and cash equivalents of S$306.4 million and S$309.2 million, respectively. Our cash and cash equivalents are primarily denominated in U.S. Dollars and in Singapore dollars, respectively as well as in local currencies of our Priority Markets.

Our assets exceeded our liabilities by S$604.8 million and S$634.3 million as of December 31, 2023 and 2022, respectively. We had net loss of S$15.3 million for the year ended December 31, 2023 and net loss of S$129.2 million for the year ended December 31, 2022. We had accumulated losses of S$463.8 million and S$448.6 million as of December 31, 2023 and 2022, respectively.

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

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022.

	For the Year Ended December 31,
	2023	2022
	(S$ in thousands)
Net cash provided by/(used in) operating activities	32,332	(22,649)
Net cash used in investing activities	(26,097)	(25,813)
Net cash (used in)/provided by financing activities	(4,325)	291,272
Net increase in cash and cash equivalents	1,910	242,810
Cash and cash equivalents at the beginning of the year	309,233	70,236
Effects of currency translation on cash and cash equivalents	(4,745)	(3,813)
Cash and cash equivalents at the end of the year	306,398	309,233

Net cash provided by / (used in) operating activities

Net cash provided by operating activities for the year ended December 31, 2023 was S$32.3 million. The primary factors affecting our operating cash flows during the period were a net loss for the same period of S$15.3 million adjusted for non-cash items including depreciation and amortization of S$24.0 million, employee share grant and option expenses of S$4.9 million, impairment of intangible assets of S$5.5 million, as well as changes in working capital including an increase in deferred revenue of S$10.3 million.

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

Net cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2023 was S$26.1 million, primarily comprising of S$25.3 million for additions of intangible assets and S$0.8 million for additions of plant and equipment.

Net cash used in investing activities for the year ended December 31, 2022 was S$25.8 million, primarily comprising of S$22.2 million for additions of intangible assets, S$1.4 million for additions of plant and equipment and cash paid for the acquisition of the Sendhelper business in October 2022.

Net cash (used in)/provided by financing activities

Net cash used in financing activities for the year ended December 31, 2023 was S$4.3 million, primarily comprising of principal payment of lease liabilities.

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

Capital Expenditures

Our capital expenditures amounted to S$26.9 million, S$23.6 million and S$14.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. These capital expenditures primarily related to investments in development of our software and technology. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Indebtedness

As of December 31, 2023, we had no borrowings.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments as of December 31, 2023.

	As of December 31, 2023
	On demand within 1 year	More than 1 year
	(S$ in thousands)
Trade and other payables(1)	26,637	518
Lease liabilities(2)	4,222	5,575
Warrant liabilities	—	649
Total	30,859	6,742

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

D.
Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgments and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date hereof.

Name	Age	Position/Title
Mr. Raymond Ferguson	60	Chair and Independent Director
Mr. Hari V. Krishnan	46	Chief Executive Officer and Managing Director
Ms. Rachna Bhasin	51	Independent Director
Mr. Prashant Kumar	47	Director
Ms. Jennifer Macdonald	58	Independent Director
Mr. Dominic Picone	45	Director
Ms. Melanie Wilson	50	Independent Director
Mr. Owen Wilson	60	Director
Mr. Joe Dische	47	Chief Financial Officer
Ms. Disha Goenka Das	39	Chief Marketing Officer
Ms. Shyn Yee Ho	42	Managing Director Data & Software Solutions
Mr. Manav Kamboj	47	Chief Technology Officer and Managing Director, Fintech
Ms. Helen Snowball	49	Chief People Officer
Mr. Jeremy Williams	49	Managing Director Marketplaces

The business address of each director and executive officer is Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533.

Raymond Ferguson has served as an Independent Director and the Chair of our board of directors since January 2024. Mr. Ferguson currently serves as the Chairman of the boards of Singapore Life Holdings Pte. Ltd. and Singapore Life Ltd. He also serves as an independent non-executive director of Paragon REIT Management Pte. Ltd., non-executive chairman of the board of fintech company Hashstacs Pte. Ltd. and chairman and co-founder of ZEN Yachts. Mr. Ferguson has had an extensive career in banking, having been with Standard Chartered Bank for 28 years across Asia, the Americas, the Middle East and Europe from 1985 to 2014. His last role at Standard Chartered Bank was Chief Executive Officer, Singapore from 2008 to 2014. He has also served as Chairman and director of several Standard Chartered Bank subsidiary boards. From 2014 to 2017, Mr. Ferguson served as Group Deputy Chief Executive Officer and Group Chief Banking Officer of Bank ABC (Arab Banking Corporation BSC), a global bank based in Bahrain. Mr. Ferguson was awarded the Distinguished Fellow title by the Institute of Banking and Finance, Singapore and is a member of the Singapore Institute of Directors. He is also an Associate of the Institute of Bankers in Scotland. Mr. Ferguson received his Master of Business Administration degree from Henley Management College and Associateship of the Institute of Bankers in Scotland from Glasgow College of Technology.

Hari V. Krishnan has served as the Managing Director on our board of directors since March 2022. Mr. Krishnan has served as PropertyGuru’s Chief Executive Officer and Managing Director since 2016. He is a seasoned technologist, digital transformation leader and board director, with experience scaling businesses at venture capital, private equity and publicly listed stages of maturity. He has more than 20 years of experience in leading technology and digital organizations across Asia and the US, driving digital transformation for industries ranging from travel and recruitment to real estate. He is a TEDx speaker and vocal advocate for sustainable urban living solutions. Mr. Krishnan currently serves on the board of directors of graduate business school INSEAD and the advisory council to the Dean of the College of Engineering at the University of Colorado. He previously served on the Singapore government’s Future Economy Council Modern Services Sub-committee, and has advised the government on real estate industry transformation and skills development. Prior to joining PropertyGuru, Mr. Krishnan served in various positions at LinkedIn from 2009 to 2015, with his last position being Vice President and Managing Director of LinkedIn (Asia Pacific and Japan). He has also worked in various roles at Fox Interactive Media, Yahoo!, Cisco, and Travelguru. Mr. Krishnan received his Master of Business Administration from INSEAD, his Master of Science degree in Telecommunications from the University of Colorado and his Bachelor of Engineering degree in Electronics and Telecommunications with Honors from the University of Mumbai.

Rachna Bhasin has served as an Independent Director on our board of directors since March 2022. Based in North
America, she is currently serving as an Independent Director and a member of the Nominating and Corporate Governance Committee and the Human Resources Committee at NYSE-listed Ryman Hospitality Properties, Inc. and as an Independent Director and a member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee at NYSE-listed Shutterstock, Inc. In addition, Ms. Bhasin also serves on the board of directors of Audiomack, a private company providing a music streaming and audio distribution platform and Newlab, an innovation platform for tech startups. Ms. Bhasin is the Founder and Chief Executive Officer of EQ Partners and Co-Founder of Pacifica Investments. Between 2015 to 2019, Ms. Bhasin was the Chief Business Officer of Magic Leap. Prior to that, Ms. Bhasin was the Senior Vice President of Corporate Strategy and Business Development at Sirius XM Radio Inc. She has also held positions at Dell, Inc., where she led the company’s consumer strategic partnership and personalization, and at EMI Music North America as Vice President of Business Development. Ms. Bhasin received her Master of Business Administration from Harvard Business School and her

Bachelor of Commerce and Administration with Honors from the Victoria University in New Zealand. Ms. Bhasin brings with her a wealth of international experience covering North America, Europe, Asia and Australia and New Zealand.

Prashant Kumar has served as a Director on our board of directors since August 2023. Mr. Kumar is a Managing Director in KKR's private equity team and heads KKR’s private equity team for South East Asia. Mr. Kumar also currently serves or has previously served on the boards of Max Healthcare, JB Chemicals & Pharmaceuticals, and Vini Cosmetics. Prior to joining KKR, Mr. Kumar was a Director and member of the investment committee at ChrysCapital, a leading India focused private equity fund. Previously, he was with Warburg Pincus where he led investments in various sectors. Prior to that, Mr. Kumar worked at Karsch Capital Management, a New York-based hedge fund, and SUN Capital, an emerging markets focused private equity firm. He began his career as a consultant with McKinsey & Company. Mr. Kumar holds a B.Tech. from the Indian Institute of Technology Delhi, a post-graduate diploma in management from the Indian Institute of Management Kolkata, and an M.B.A. from The Wharton School at the University of Pennsylvania.

Jennifer Macdonald has served as an Independent Director on our board of directors since March 2022. She has served as an Independent Director of PropertyGuru since 2019. Ms. Macdonald also currently serves as Non-Executive Director and Audit and Risk Chair of Australian-listed SiteMinder Limited. She has previously also served as a Non-Executive Director of Australian-listed entities Healius Limited, Redbubble Limited and Australian Pharmaceutical Industries Limited. She also has extensive experience in financial and general management roles. From 2014 to 2016, Ms. Macdonald served as the Chief Financial Officer and at certain times as interim Chief Executive Officer at Helloworld Travel. Prior to that, she served as the Chief Financial Officer and General Manager of the International Division at REA Group between 2010 and 2014. Ms. Macdonald holds a Bachelor of Commerce degree in Accounting from Deakin University and has a Master’s degree in Entrepreneurship and Innovation from Swinburne University. She is a member of the Institute of Chartered Accountants of Australia and New Zealand and is a Graduate Member of the Australian Institute of Company Directors.

Dominic Picone has served as a Director on our board of directors since March 2022 and is Chair of the Nominating Committee. He has served as a Director of PropertyGuru since 2019 and served as an Alternate Director from 2015 until 2019. Mr. Picone is a Partner and Managing Director at TPG, based in Singapore. He has lived and worked in Asia since joining TPG in 2005 and, in that time, has been engaged with investments throughout the Asia Pacific region. His involvement with current and past TPG portfolio companies includes AP Towers, XCL Education, Singlife, Myanmar Distillery Company / Grand Royal Group, Indomaret, PropertyGuru, 8990 (Deca Homes), BFI Finance, Bank BTPN, and CIMB. Prior to TPG, Mr. Picone worked in the Investment Banking Division of Credit Suisse First Boston in Melbourne, primarily focused on mergers and acquisitions in Australia and New Zealand. A native of Australia, he received a Bachelor of Commerce (Honors) degree and a Bachelor of Laws degree from the University of Melbourne.

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

Owen Wilson has served as a Non-Independent Director of our board of directors since March 2022. Mr Wilson is currently the Chief Executive Officer of the Australian Securities Exchange listed REA Group Ltd. Prior to that, Mr Wilson served as REA Group’s Chief Financial Officer. Mr Wilson joined REA Group from Chandler MacLeod Group Ltd where he was the Chief Financial Officer and Company Secretary. He previously held positions with ANZ and KPMG across Australia, Asia and the UK. Mr Wilson holds a Bachelor of Commerce in Accounting and Computer Science from Deakin University. He is also a member of the Institute of Chartered Accountants of Australia and New Zealand.

Joe Dische has been PropertyGuru’s Chief Financial Officer since June 2018. Mr. Dische leads the finance, strategy and corporate functions and has led successful fundraising and M&A activity during his tenure as the Company has delivered organic revenue growth and become operating EBITDA profitable. Mr. Dische has over 20 years of global financial experience across listed and private companies in the online, media and telecommunication industries as an executive and board member. Prior to joining PropertyGuru, Mr. Dische was the Chief Financial Officer at iCar Asia Limited, listed on the Australian Securities Exchange between 2014 to 2018. He also previously spent six years at Vodafone Hutchison Australia, last serving as financial controller, and three years at V2 Music (a Virgin Group company) as Chief Financial Officer. Mr. Dische began his career at KPMG in London. Mr. Dische holds a Bachelor of Science degree in Biology from the University of Nottingham. He is a qualified accountant with the Institute of Chartered Accountants of England and Wales and a Graduate Member of the Australian Institute of Company Directors.

Disha Goenka Das has been PropertyGuru’s Chief Marketing Officer since January 2023. Ms. Goenka Das leads PropertyGuru’s Brand Strategy, Corporate Communications, and the Environmental, Social, and Governance (ESG) mandate. Prior to joining PropertyGuru, Ms. Goenka Das served as the Senior Global Director of Marketing at Twitter where she led global strategy and built Twitter’s business brand globally. Prior to that, she spent a decade at Google where in her last role she was their Head of Ad Product Commercialisation for the Asia Pacific region. Ms. Goenka Das is a co-founder of a personal foundation, Sangam, which is focused on driving social impact across charities in India and Singapore across education, sports, animal welfare and gender equality. Ms. Goenka Das holds a Diploma in Global Leaders Program from Stanford Business School and a Diploma in Marketing from INSEAD. She holds a Bachelor of Business Administration degree from Osmania University, India.

Shyn Yee Ho has been PropertyGuru’s Managing Director Data & Software Solutions since March 2022 and is responsible for driving the vision, strategy and execution of the data and software solutions and services business. Prior to joining PropertyGuru, Ms. Ho spent close to a decade with online travel company Expedia Group, most recently as director of global product management. Ms. Ho has extensive experience in devising strategies and software solutions for enterprise players, helping them make more confident decisions, drive automation and unlock internal efficiencies. In addition, Ms. Ho has led large global strategic cross-functional workstreams focusing on global market expansion and local optimization. Ms. Ho began her career with Starwood Hotels and Resorts, and subsequently with Horwath HTL, advised property developers, governments, banks and institutional investors on hotel, resort and mixed-use developments across Asia. She holds a Certificate in International Business from Grenoble Ecole De Management, France, and a Bachelor of Business Management degree from Singapore Management University.

Manav Kamboj has been PropertyGuru’s Chief Technology Officer since 2017 and Managing Director Fintech since 2023. He is responsible for driving the Company’s technology strategy and scaling the Fintech business. Mr. Kamboj has more than 20 years of experience in technology strategy and creating innovative products for start-ups, scale-ups and large enterprises in the consumer internet and banking industries. Prior to joining PropertyGuru, he spent nearly a decade in mobile technology and ecommerce domains, helping online businesses adapt to the changing customer expectations driven by smartphone adoption. He previously served as the Vice President of buyer product and technology at Snapdeal Pte. Ltd. (formerly known as Jasper Infotech Pte. Ltd.) between 2015 and 2017. Prior to that, from 2011 to 2015, Mr. Kamboj was a Co-Founder and Chief Executive Officer of Letsgomo Labs, a mobile technology consulting and app development company. Mr. Kamboj also spent more than seven years in retail banking across roles in P&L management, product management and customer acquisition strategy. Mr. Kamboj earned his Postgraduate Diploma in Business Management (Systems (IT) & Finance) at the Indian Institute of Management, Lucknow and his Bachelor of Mechanical Engineering degree at the Indian Institute of Technology Roorkee.

Helen Snowball has been PropertyGuru’s Chief People Officer since April 2023 and is responsible for providing strategic direction and expertise to the Company’s teams and talent. Prior to joining PropertyGuru, Ms. Snowball served as the Global Head of People Solutions & Experience at Jones Lang LaSalle in Singapore, where she led the formation of a new global employee experience function and implemented a new digital human resources experience. At Jones Lang LaSalle, Ms. Snowball also held the role of head of human resources for Asia Pacific, in which she was responsible for people strategy and support across Asia Pacific. Prior to that, Ms. Snowball worked at Coca-Cola Euro-Pacific Partners as Head, HR Sales & Marketing in Australia and at Kraft Heinz Company in the United Kingdom. Ms. Snowball holds a Bachelor of Arts (Honors) in Psychology Management from Leeds University and a Master of Counselling from Monash University in Australia.

Jeremy Williams has been PropertyGuru’s Managing Director, Marketplaces since 2021. He was previously PropertyGuru’s Chief Business Officer between 2019 and 2021 and PropertyGuru’s Chief Operating Officer between 2017 and 2019. Mr. Williams is responsible for leading PropertyGuru’s regional business growth initiatives, and has the country managers, sales, awards, events, operations and trade marketing teams across Singapore, Malaysia and Thailand working with him. In 2018, Jeremy led the successful consolidation of Vietnam’s property portal Batdongsan.com.vn and continues to lead its integration. Mr. Williams was previously the group Chief Financial Officer of CarTrade.com and CarWale.com, India’s leading automotive marketplaces where he served for over seven years. Prior to his career in the consumer internet industry, Mr. Williams worked in the aviation industry as a senior financial analyst at US Airways. He began his career as a consultant at The Castle Group in Jakarta in 1997 and has experience in various roles including financial planning and analysis, business development and strategic planning in Washington D.C., Singapore and Mumbai. Mr. Williams obtained a Bachelor of Arts degree at the Australian National University and a Master of Business Administration degree at Cornell University.

Family Relationships

There are no family relationships among our directors and executive officers.

Director Appointments

Certain members of our board of directors were designated pursuant to the director appointment rights set forth in our Shareholders’ Agreement with, among others, the TPG Investor Entities, the KKR Investor and REA. The Shareholders’ Agreement provides that each of the (i) TPG Investor Entities, (ii) KKR Investor and (iii) REA, are entitled to appoint one person to our board of directors provided that they hold at least 7.5% of ordinary shares in the Company, respectively. Dominic Picone, Prashant Kumar and Owen Wilson, each of whom are directors of the Company, are affiliated with the TPG Investor Entities, the KKR Investor and REA, respectively. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors—Appointment and Removal of Directors.”

B.
Compensation

Executive Officer and Director Compensation

In 2023, PropertyGuru paid an aggregate of S$9.19 million in cash compensation and benefits in kind to PropertyGuru’s executive officers and directors as a group. PropertyGuru’s executive officers do not receive pension, retirement or other similar benefits, and PropertyGuru has not set aside or accrued any amount to provide such benefits to its executive officers. In Singapore, PropertyGuru is required by the applicable laws and regulations to make contributions, as employers, to the Central Provident Fund for executive officers who are employed by PropertyGuru as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). PropertyGuru is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

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

Following the consummation of the Business Combination, the Company has assumed and converted the 2016 Plan into the PropertyGuru Group Limited Employee Stock Option Plan 2016 (the “New 2016 Plan”). In addition, in connection with the Business Combination, all options with respect to PropertyGuru Shares that were outstanding under the 2016 Plan at the time of consummation of the Business Combination have been replaced by options with respect to ordinary shares in the Company under the New 2016 Plan. As of January 31, 2024, under the New 2016 Plan, options to purchase 326,756 ordinary shares were outstanding. The following summarizes the material terms of the New 2016 Plan:

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

Following the consummation of the Business Combination, the Company assumed and converted the 2018 Plan into the PropertyGuru Group Limited Employee Stock Option Plan 2018 (the “New 2018 Plan”). In addition, in connection with the Business Combination, all options with respect to PropertyGuru Shares that were outstanding under the 2018 Plan at the time of consummation of the Business Combination have been replaced by options with respect to ordinary shares in the Company under the New 2018 Plan. As of January 31, 2024, under the New 2018 Plan, options to purchase 760,757 ordinary shares were outstanding. The material terms of the New 2018 Plan are identical to the New 2016 Plan, save for the New 2018 Plan’s term expires on May 9, 2028.

Non-Executive Directors Share Plan

In October 2019, PropertyGuru’s board of directors adopted and PropertyGuru’s shareholders approved the PropertyGuru Pte. Ltd. Non-Executive Directors Share Plan (the “NED Plan”), which was subsequently amended on December 9, 2019, October 14, 2020 and July 19, 2021.

Following the consummation of the Business Combination, the Company assumed and converted the NED Plan into the PropertyGuru Group Limited Non-Executive Directors Share Plan (the “New NED Plan”). In addition, in connection with the Business Combination, all options and restricted stock units (“RSU”) with respect to PropertyGuru Shares that were outstanding under the NED Plan at the time of consummation of the Business Combination have been replaced by options and RSUs with respect to ordinary shares in the Company under the New NED Plan. As of January 31, 2024, under the New NED Plan, options to purchase 115,850 ordinary shares and RSUs underlying 246,775 ordinary shares were outstanding. The following summarizes the material terms of the New NED Plan:

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

Following the consummation of the Business Combination, the Company assumed and converted the Omnibus Plan into the PropertyGuru Group Limited Omnibus Equity Incentive Plan (the “New Omnibus Plan”). In addition, in connection with the Business Combination, all options and RSUs with respect to PropertyGuru Shares that were outstanding under the Omnibus Plan at the time of consummation of the Business Combination have been replaced by options and RSUs with respect to ordinary shares in the Company under the New Omnibus Plan. As of January 31, 2024, under the New Omnibus Plan, no options to purchase ordinary shares were outstanding and RSUs underlying 4,864,176 ordinary shares were outstanding. The following summarizes the material terms of the New Omnibus Plan:

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

Following the consummation of the Business Combination, the Company assumed and converted the RSU Plan into the PropertyGuru Group Limited Restricted Stock Units Plan (the “New RSU Plan”). In addition, in connection with the Business Combination, all RSUs with respect to PropertyGuru Shares that were outstanding under the RSU Plan at the time of consummation of the Business Combination have been replaced by RSUs with respect to ordinary shares in the Company under the New RSU Plan. As of January 31, 2024, under the New RSU Plan, RSUs underlying 0 ordinary shares were outstanding. The following summarizes the material terms of the New RSU Plan:

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

Option, RSU and Restricted Securities Grants

As of January 31, 2024, there were a total of 4,051,835 ordinary shares in the Company underlying grants of outstanding options (including unvested options) and RSUs that are held by our executive officers and directors as a group, comprising the following:

•
Raymond Ferguson (Chair and Independent Director) had 246,775 outstanding RSUs with respect to 246,775 ordinary shares in the Company with a grant date of January 1, 2024;
•
Hari V. Krishnan (Chief Executive Officer and Managing Director) had 869,311 outstanding options to purchase a total of 869,311 ordinary shares in the Company, with grant dates that range from May 1, 2016 to April 1, 2019 and expiration dates that range from April 30, 2026 to March 31, 2029 and 367,891 outstanding RSUs with respect to 367,891 ordinary shares in the Company with grant dates that range from May 1, 2016 to January 31, 2024;
•
Jennifer Macdonald (Independent Director) had 34,080 outstanding options to purchase a total of 34,080 ordinary shares in the Company, with a grant date of October 4, 2019 and an expiration date of October 4, 2029;
•
Melanie Wilson (Independent Director) had 13,646 outstanding options to purchase a total of 13,646 ordinary shares in the Company, with a grant date of October 4, 2019, and an expiration date of October 4, 2029;
•
Joe Dische (Chief Financial Officer) had 419,046 outstanding options to purchase a total of 419,046 ordinary shares in the Company, with grant dates that range from June 18, 2018 to April 1, 2019 and expiration dates that range from June 17, 2028 to March 31, 2029 and 270,212 outstanding RSUs with respect to 270,212 ordinary shares in the Company with grant dates that range from November 30, 2019 to January 31, 2024;
•
Disha Goenka Das (Chief Marketing Officer) had 221,642 outstanding RSUs with respect to 221,642 ordinary shares in the Company with a grant date of January 16, 2023;
•
Shyn Yee Ho (Managing Director, Managing Director, Data & Software Solutions) had 184,465 outstanding RSUs with respect to 184,465 ordinary shares in the Company with grant dates that range from July 1, 2022 to January 31, 2024;
•
Manav Kamboj (Chief Technology Officer and Managing Director, Fintech) had 322,443 outstanding options to purchase a total of 322,443 ordinary shares in the Company, with grant dates that range from January 1, 2018 to April 1, 2019 and expiration dates that range from December 31, 2028 to March 31, 2029 and 236,551 outstanding RSUs with respect to 236,551 ordinary shares in the Company with grant dates that range from November 30, 2019 to January 31, 2024;
•
Helen Snowball (Chief People Officer) had 182,454 outstanding RSUs with respect to 182,454 ordinary shares in the Company with a grant date of April 24, 2023; and
•
Jeremy Williams (Managing Director, Marketplaces) had 419,626 outstanding options to purchase a total of 419,626 ordinary shares in the Company, with grant dates that range from January 1, 2018 to April 1, 2019 and expiration dates that range from December 31, 2028 to March 31, 2029 and 286,127 outstanding RSUs with respect to 286,127 ordinary shares in the Company with grant dates that range from November 30, 2019 to January 31, 2024.

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

C.
Board Practices

Board of Directors

As of the date of this Annual Report, our board of directors consists of eight directors, out of which four are independent. The Amended Articles provide that the maximum number of directors shall be nine, or such higher number as may be approved by the shareholders by ordinary resolution. Except as provided in the Amended Articles, a director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors.

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
•
the KKR Investor may appoint one director, provided that the KKR Investor and its affiliates collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company; and
•
REA may appoint one director, provided that REA holds at least 7.5 per cent. of the issued share capital of the Company and subject to (i) REA losing such appointment right in the event of a breach of certain provisions of the Shareholders’ Agreement and (ii) such director appointed by REA being subject to certain additional requirements that do not apply to the directors appointed by either the TPG Investor Entities or the KKR Investor.

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

The Amended Articles also provide that each of (i) the TPG Investor Entities (collectively as a group), (ii) the KKR Investor and its affiliates (collectively as a group) and (iii) REA, also have the right to nominate one board observer, provided that they each hold at least 7.5 per cent. of the issued share capital of the Company (and subject to REA losing such appointment right in the event of a breach of certain provisions of the Shareholders' Agreement).

In addition, following Steve Melhuish’s resignation from the Board of Directors in January 2024, Steve Melhuish and Jani Rautiainen have the right to jointly appoint one board observer, provided that they collectively hold at least two per cent. of the issued share capital of the Company.

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

Committees of the Board of Directors

Audit and Risk Committee

Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit and risk committee consists of Ms. Rachna Bhasin, Ms. Jennifer Macdonald and Ms. Melanie Wilson. Ms. Jennifer Macdonald serves as the chairperson of our audit and risk committee. All members of our audit and risk committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Ms. Jennifer Macdonald is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE. Our board of directors has determined that each member of our audit and risk committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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
•
administering the Company’s equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto; and
•
overseeing and administering the Company’s policies with respect to the recovery or clawback of compensation.

Nominating Committee

Our nominating committee consists of Ms. Jennifer Macdonald, Mr. Dominic Picone, Mr. Prashant Kumar, Ms. Melanie Wilson and Mr. Owen Wilson. Mr. Dominic Picone serves as the chairperson of our nominating committee. Our board of directors has adopted a charter setting forth the responsibilities of the committee, which include:

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

D.
Employees

As of December 31, 2023, 2022 and 2021, we had 1,526, 1,711 and 1,410 full-time employees. We have developed a culture of innovation where employees seek to proactively solve complex problems and challenges faced by a high growth business. Our employees undertake extensive technical and strategic training, which equips them for these challenges.

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

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

The percentage of the Company’s ordinary shares beneficially owned is computed on the basis of 163,952,635 ordinary shares issued and outstanding as of January 31, 2024.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% Shareholders
TPG Investor Entities(2)	48,497,728	29.6%
KKR Investor(3)	43,475,124	26.5%
REA Asia Holding Co. Pty Ltd(4)	28,183,294	17.2%
Bridgetown 2 LLC(5)	15,845,965	9.7%
BTN Investments 2 LLC(6)	10,195,197	6.2%
Directors and Executive Officers
Raymond Ferguson	—	—
Hari V. Krishnan	1,340,952	*
Rachna Bhasin	28,737	*
Jennifer Macdonald(7)	133,973	*
Dominic Picone	—	—
Prashant Kumar	—	—
Melanie Wilson(8)	79,459	*
Owen Wilson	—	—
Joe Dische	661,826	*
Disha Goenka Das	40,778	*
Shyn Yee Ho	59,409	*
Manav Kamboj	571,878	*
Helen Snowball	—	—
Jeremy Williams	669,751	*
All directors and executive officers as a group (14 individuals)	3,586,763	2.2%

* Less than 1%.

(1)
Unless otherwise noted, the business address of each of those listed in the table above is Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533.
(2)
Consists of 37,443,401 ordinary shares directly held by TPG Asia VI SF Pte. Ltd., a company formed under the laws of Singapore, and 11,054,327 ordinary shares directly held by TPG Asia VI Digs 1 L.P., a Cayman Islands limited partnership (together with TPG Asia VI SF Pte. Ltd., the “TPG Investor Entities”). The sole shareholder of TPG Asia VI SF Pte. Ltd. is TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, whose general partner is TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership (“TPG Asia GenPar VI”), whose general partner is TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, Inc., a Delaware corporation, whose controlling shareholder is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held by TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose managing member is TPG GP A, LLC, a Delaware limited liability company. The general partner of TPG Asia VI Digs 1 L.P. is TPG Asia VI SPV GP, LLC, a Cayman Islands limited liability company, whose sole member is TPG Asia GenPar VI. TPG GP A, LLC is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried may therefore be deemed to beneficially own the securities held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of the TPG Funds, TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on February 13, 2023.

(3)
Consists of 43,475,124 ordinary shares directly held by the KKR Investor. The sole shareholder of the KKR Investor is Epsilon Asia Holdings I Pte. Ltd., which is majority-controlled by KKR Asia III Fund Investments Pte. Ltd. KKR Asian Fund III L.P. (as the sole shareholder of KKR Asia III Fund Investments Pte. Ltd.); KKR Associates Asia III SCSp (as the general partner of KKR Asian Fund III L.P.); KKR Asia III S.à.r.l. (as the general partner of KKR Associates Asia III SCSp); KKR Asia III Holdings Limited (as the sole shareholder of KKR Asia III S.à.r.l.); KKR Group Partnership L.P. (as the sole shareholder of KKR Asia III Holdings Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR Group Co. (as the sole shareholder of KKR Group Holdings Corp.); KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, Suite 7500, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on February 10, 2023.
(4)
REA Asia Holding Co. Pty Ltd (“REA”) is a wholly-owned subsidiary of REA Group, an Australian public company limited by shares listed on the Australian Stock Exchange (ASX: REA). The registered address of REA is 511 Church Street, Richmond, Victoria, 3121, Australia. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on February 10, 2023.
(5)
Consists of (i) 2,465,965 ordinary shares directly held by Bridgetown 2 LLC, (ii) 6,480,000 warrants to purchase ordinary shares on a one-for-one basis, (iii) 3,650,000 ordinary shares held by FWD Life Insurance Public Company Limited and (iv) 3,250,000 ordinary shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC. Bridgetown 2 LLC is wholly-owned by Bridgetown Capital Investment Limited, the ultimate beneficial owner of which is Mr. Richard Li. The business address of Bridgetown 2 LLC is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on September 9, 2022.
(6)
Includes (i) 3,715,197 ordinary shares and (ii) 6,480,000 warrants to purchase ordinary shares on a one-for-one basis, directly held by BTN Investments 2 LLC. Mr. Peter Thiel is the sole beneficial owner of BTN Investments 2 LLC and may be deemed to beneficially own the shares held by such limited liability company. The address of BTN Investments 2 LLC is 1209 Orange Street, Wilmington, Delaware 19801. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on September 9, 2022.
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

As of January 31, 2024, 163,952,635 ordinary shares of the Company were issued and outstanding, of which 76,290,766, or 46.5%, were held by one record holder in the United States.

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

The Shareholders’ Agreement provides that each of the (i) TPG Investor Entities, (ii) KKR Investor and (iii) REA, are entitled to appoint one person to our board of directors provided that they hold at least 7.5% of ordinary shares in the Company, respectively. Dominic Picone, Prashant Kumar and Owen Wilson, each of whom are directors of the Company, are affiliated with the TPG Investor Entities, the KKR Investor and REA, respectively.

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

In connection with the completion of the acquisition of the Project Panama Entities, PropertyGuru entered into a transitional services agreement (“REA Transitional Services Agreement”) with realestate.com.au Pty Ltd (“realestate.com.au”) pursuant to which, beginning on the completion date of the acquisition of the Project Panama Entities, realestate.com.au agreed to provide certain platform and systems migration services for a period of 12 months, certain forms of corporate services support for between two and six months and access to certain third party sourced applications for 12 months. PropertyGuru agreed to provide similar, more limited transitional support services over the same terms. Services fees for the services were incurred at cost, however certain services were provided by realestate.com.au or PropertyGuru at no cost for either three or nine months after the completion of the acquisition. The REA Transitional Services Agreement was terminated by PropertyGuru and realestate.com.au with effect from June 10, 2022.

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

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the company’s financial position or profitability.

Dividends and Dividend Policy

We have never declared or paid any cash dividends. Our board of directors has discretion as to whether to distribute dividends. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus and other factors deemed relevant by the board of directors.

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

D.
Selling Shareholders

Not Applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

A copy of our Amended Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference from the section titled “Description of Securities” from our registration statement on Form F-1 filed with the SEC on April 14, 2022 (Registration No. 333-264294).

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

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, any alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

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

Information with respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares or warrants, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ordinary shares or warrants.

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

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our trade and other receivables. We seek to minimize losses due to increased credit risk exposure by transacting with recognized and creditworthy third parties. All customers that wish to trade on credit terms are subject to our credit verification procedures. As of December 31, 2023 and 2022, our credit risk for receivables from third parties was S$8.0 million and S$11.1 million, respectively.

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

As of December 31, 2023, we had current liabilities of S$96.1 million, as compared to S$322.2 million of current assets. As of December 31, 2022, we had current liabilities of S$89.2 million, as compared to S$327.4 million of current assets. We expect to fund our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months through our current available cash and cash equivalents and the cash that we have received from the Business Combination.

Item 12. Description of Securities Other Than Equity Securities

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2023 because of the material weaknesses described below under “—Management’s Annual Report on Internal Control Over Financial Reporting.”

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, as a result of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, our management determined that there were material weaknesses in internal control over financial reporting as follows:

1.
We have insufficient accounting and financial reporting personnel with the necessary knowledge and experience with respect to the SEC’s rules and regulations and the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002.
2.
We did not design and maintain sufficient effective controls over significant classes of transactions and the operating effectiveness of key internal controls over financial reporting, including management review controls in areas of estimation and judgment.
3.
We did not design and maintain effective controls over the information technology general controls for information systems that are relevant to the preparation of the financial statements.
4.
We did not design and maintain effective controls over accounting policies, procedures or controls over the preparation, analysis and review of our financial statements and related disclosures, including controls relating to account reconciliation, estimates, and journal entries.

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Remediation Activities and Plans

During the year ended December 31, 2023 we have:

1.
performed a detailed process-level risk assessment over significant classes of transactions and have formally documented certain key internal controls over financial reporting. In relation to those controls, the operating effectiveness is tested and control deficiencies are tracked and monitored;
2.
performed a detailed process-level risk assessment over our information technology general controls for information systems that are relevant to the preparation of the financial statements;
3.
engaged external consulting firms to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls; and
4.
recruited experienced personnel with relevant past experience in internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002.

Although we believe we have made significant progress in relation to the remediation of material weaknesses, they are not fully remediated. As of December 31, 2023, we have not completed all corrective processes, procedures and related remediation including ensuring that all necessary controls have been implemented and have operated effectively for a sufficient period of time.

The management has taken and will continue to take steps to remediate these material weaknesses and to strengthen our internal control over financial reporting, including:

•
recruiting experienced personnel with relevant past experience on internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002;
•
performing skill gap assessments within our existing accounting and financial reporting organization;
•
continue to engage external consulting firms to assist us in assessing Sarbanes-Oxley compliance and improve overall internal controls (including information technology general controls);
•
conducting regular and continuous accounting and financial reporting training programs including the SEC’s rules and regulations for our accounting and financial reporting personnel;
•
operating and monitoring internal control activities, once design activities are complete; and
•
improving monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because we are an emerging growth company under the JOBS Act.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, except as otherwise disclosed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Jennifer Macdonald, a member of our audit and risk committee, is a “financial expert,” as defined in Item 16A of Form 20-F, and meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Ms. Jennifer Macdonald satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act. For a description of Ms. Jennifer Macdonald’s experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Jennifer Macdonald.”

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

Item 16C. Principal Accountant Fees and Services

The table below sets out the total amount of services rendered by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	Year ended December 31,
	2023	2022
	(in millions of S$)
Audit Fees(1)	1.2	1.1
Audit-Related Fees(2)	—	—
Tax Fees(3)	0.4	0.2
All Other Fees(4)	*	0.2
Total	1.6	1.5

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

Audit and Risk Committee Pre-Approval Policies and Procedures

Pursuant to our audit and risk committee charter, the audit and risk committee is required to pre-approve all audit and non-audit services provided by the independent auditor, unless the engagement is entered into pursuant to appropriate pre-approval policies established by the audit and risk committee or if such service falls within available exceptions under SEC rules.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

Our current corporate governance practices differ from NYSE corporate governance requirements for U.S. companies in certain respects, as summarized below:

•
Composition of Board. Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors. In this regard, we have elected to follow home country practice, and as of the date of this Annual Report, our board of directors is composed of eight directors, out of which four are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”
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
•
Annual shareholders’ meeting. Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders during each fiscal year. Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2023. We may, however, hold annual shareholders meetings in the future.
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

Item 16I. Disclosure Regarding Foreign JURISDICTIONS that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. CYBERSECURITY

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We are certified under, and maintain, the ISO/IEC 27001:2013 Standard for Information Security Management Systems, under which we also implement controls in line with ISO/IEC 27002:2013 Code of Practice for Information Security Controls.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•
risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•
a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, (3) our response to cybersecurity incidents, (4) our product and infrastructure security, (5) technology governance, compliance and business continuity, and (6) data protection;
•
the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•
cybersecurity awareness training of our employees, incident response personnel, and senior management;
•
a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•
a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit and risk committee oversight of cybersecurity and other information technology risks. The audit and risk committee oversees management’s implementation of our cybersecurity risk management program.

The audit and risk committee receives reports from management on our cybersecurity risks on at least a quarterly basis. In addition, management updates the audit and risk committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with less impact potential.

The audit and risk committee reports to the board of directors regarding its activities, including those related to cybersecurity. The board of directors also receives briefings from management on our cyber risk management program. Members of the board of directors receive presentations on cybersecurity topics from the Chief Technology Officer, Group Head of Security and external experts as part of the board of directors' continuing education on topics that impact public companies.

Our management team, including our Group Head of Security, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes 24 years of experience in governance, risk management, compliance, audit, security controls, security investigations and incident management, data privacy and protection, auditing, and program management of information security, across multiple domains including government, military, consulting, eCommerce and internet sectors.

Our management team supervises efforts to identify, protect against, respond to and recover from cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19. Exhibits

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-41330	1.1	March 23, 2022
2.1	Specimen ordinary share certificate of the Company.	F-4/A	333-261517	4.1	January 24, 2022
2.2	Specimen PropertyGuru warrant certificate.	F-4/A	333-261517	4.2	January 24, 2022
2.3	Specimen warrant certificate in respect of Bridgetown 2 Warrants assumed by the Company and converted into a warrant of the Company.	F-4/A	333-261517	4.3	January 24, 2022
2.4	Warrant Agreement, dated January 25, 2021, by and between Bridgetown 2 and Sponsor.	F-4/A	333-261517	10.5	January 24, 2022
2.5	Amended and Restated Assignment, Assumption and Amendment Agreement, dated as of December 1, 2021, by and among Bridgetown 2, the Company, Sponsor and Continental Stock Transfer & Trust Company.	F-4/A	333-261517	10.6	January 24, 2022
2.6	Novation, Assumption and Amendment Agreement, dated as of July 23, 2021, by and among the Company, PropertyGuru Pte. Ltd. and Epsilon Asia Holdings II Pte. Ltd.	F-4/A	333-261517	10.7	January 24, 2022
3.1	Shareholders’ Agreement.	20-F	001-41330	3.1	March 23, 2022
4.1	Business Combination Agreement, dated as of July 23, 2021, by and among Bridgetown 2, PubCo, Amalgamation Sub and PropertyGuru.	F-4/A	333-261517	2.1	January 24, 2022
4.2	REA Subscription Agreement, dated as of July 23, 2021, by and among Bridgetown 2, the Company and REA Asia Holding Co. Pty Ltd..	F-4/A	333-261517	10.1	January 24, 2022
4.3	Company Holders’ Support and Lock-Up Agreement, dated as of July 23, 2021, by and among Bridgetown 2, the Company, PropertyGuru and the other parties named therein.	F-4/A	333-261517	10.2	January 24, 2022
4.4	Sponsor Support and Lock-Up Agreement and Deed, dated as of July 23, 2021, by and among Bridgetown 2, the Company and PropertyGuru.	F-4/A	333-261517	10.3	January 24, 2022
4.5	Registration Rights Agreement, dated as of July 23, 2021, by and among Bridgetown 2, Sponsor, the Company and the undersigned parties listed as “Holders” thereto.	F-4/A	333-261517	10.4	January 24, 2022
4.6	New Employee Stock Option Plan 2016.	F-4/A	333-261517	10.8	January 24, 2022
4.7	New Employee Stock Option Plan 2018.	F-4/A	333-261517	10.9	January 24, 2022
4.8	New Non-Executive Directors Share Plan.	F-4/A	333-261517	10.10	January 24, 2022
4.9	New Omnibus Equity Incentive Plan.	F-4/A	333-261517	10.11	January 24, 2022
4.10	New Restricted Stock Units Plan.	F-4/A	333-261517	10.12	January 24, 2022
4.11	Form of Indemnification Agreement between the Company and each director of the Company.	F-4/A	333-261517	10.13	January 24, 2022
8.1*	List of subsidiaries of the Company.

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers LLP.
15.2*	Consent of Russin & Vecchi.
15.3*	Consent of Chandler MHM Limited.
97.1*	Policy for Recovery of Erroneously Awarded Compensation
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

(*) Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PROPERTYGURU GROUP LIMITED

Date: March 22, 2024	By:	/s/ Hari V. Krishnan
	Name:	Hari V. Krishnan
	Title:	Chief Executive Officer and Managing Director

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PropertyGuru Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PropertyGuru Group Limited and its subsidiaries (the “Group”) as of 31 December 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

March 22, 2024

We have served as the Group’s auditor since 2013.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the financial year ended 31 December 2023

	Note	2023	2022*	2021*
		S$’000	S$’000	S$’000
Revenue	6	150,135	135,925	100,711

Other income	7	8,720	2,787	1,723

Other gains/(losses) - net	8	1,646	21,870	(124,961)

Expenses
- Sales commission		(9,131)	(11,163)	(7,880)
- Referral fees		(2,286)	(2,201)	(1,376)
- Merchant fees		(3,294)	(2,444)	(1,869)
- Awards and events costs		(3,957)	(3,255)	(2,703)
- Advertising and platform fees		(2,759)	(3,004)	(3,039)
- Salary and staff costs	9	(72,971)	(71,170)	(59,002)
- Marketing expenses		(15,446)	(16,760)	(23,073)
- Technology expenses		(13,163)	(11,398)	(7,940)
- Legal and professional		(6,194)	(7,596)	(9,807)
- Share grant and option expenses		(5,400)	(5,524)	(10,470)
- Depreciation and amortization		(23,905)	(21,190)	(14,032)
- Reversal of impairment/(Impairment) loss on financial assets		123	(1,139)	(2,138)
- Impairment of intangible assets		(5,463)	—	(8)
- Impairment of plant, equipment and right-of-use assets		(73)	—	—
- Finance cost	10	(578)	(2,396)	(13,909)
- Legal and professional fees incurred for IPO		—	(16,570)	(6,070)
- Share listing expense		—	(104,950)	—
- Other expenses		(7,306)	(7,919)	(1,903)
Total expenses		(171,803)	(288,679)	(165,219)
Loss before income tax		(11,302)	(128,097)	(187,746)
Tax (expense)/credit	11(a)	(3,967)	(1,096)	333
Net loss		(15,269)	(129,193)	(187,413)

	Note	2023	2022*	2021
		S$’000	S$’000	S$’000
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation		(20,952)	(19,703)	5,672
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation		—	(15)	(36)
Other comprehensive (loss)/income, net of tax		(20,952)	(19,718)	5,636
Total comprehensive loss		(36,221)	(148,911)	(181,777)

	Note	2023	2022	2021
Loss per share for loss attributable to equity holders of the Group		S$ per share	S$ per share	S$ per share
Basic loss per share	12(a)	(0.09)	(0.84)	(2.03)

Diluted loss per share	12(b)	(0.09)	(0.84)	(2.03)

*Certain amounts in the prior year have been (i) reclassified to conform to the current year presentation (see Note 29) (2022 and 2021) and (ii) re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022 (see Note 2) (2022 only).

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of 31 December 2023

	Note	2023	2022
		S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	13	306,398	309,233
Trade and other receivables	14(a)	15,810	18,145
		322,208	327,378

Non-current assets
Trade and other receivables	14(b)	2,677	4,559
Intangible assets*	15	378,178	393,636
Plant and equipment	16	1,691	2,535
Right-of-use assets	17	8,414	11,475
		390,960	412,205
Total assets*		713,168	739,583

LIABILITIES
Current liabilities
Trade and other payables	18(a)	26,637	29,737
Lease liabilities	17	4,222	4,104
Deferred revenue	6(b)	61,066	50,753
Provisions	22	148	280
Current income tax liabilities	11(b)	4,019	4,302
		96,092	89,176

Non-current liabilities
Trade and other payables	18(b)	518	296
Lease liabilities	17	5,352	8,339
Warrant liabilities	21	649	4,775
Deferred income tax liabilities*	23	4,981	2,038
Provisions	22	764	672
		12,264	16,120
Total liabilities*		108,356	105,296

NET ASSETS		604,812	634,287
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Group
Share capital	24	1,094,543	1,081,320
Share reserve	25	11,215	17,692
Capital reserve		785	785
Translation reserve		(37,913)	(16,961)
Accumulated losses*		(463,818)	(448,549)
Total shareholders’ equity		604,812	634,287

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial year ended 31 December 2023

	Note	Share capital	Share reserve	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses*	Total shareholders’ equity
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
2023
Beginning of financial year		1,081,320	17,692	785	—	(16,961)	(448,549)	634,287
Loss for the year		—	—	—	—	—	(15,269)	(15,269)
Other comprehensive loss for the year		—	—	—	—	(20,952)	—	(20,952)
Total comprehensive loss		—	—	—	—	(20,952)	(15,269)	(36,221)
Employee share grant and option scheme	25	—	5,678	—	—	—	—	5,678
Non-executive directors share grant and option scheme	25	—	541	—	—	—	—	541
Issuance of shares	24	13,223	(12,696)	—	—	—	—	527
Total transactions with owners, recognised directly in equity		13,223	(6,477)	—	—	—	—	6,746
End of financial year		1,094,543	11,215	785	—	(37,913)	(463,818)	604,812

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial year ended 31 December 2023

	Note	Share capital	Share reserve	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses*	Total shareholders’ equity
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
2022
Beginning of financial year		684,347	18,658	785	5,742	2,742	(325,083)	387,191
Loss for the year		—	—	—	—	—	(129,193)	(129,193)
Other comprehensive loss for the year		—	—	—	—	(19,703)	(15)	(19,718)
Total comprehensive loss		—	—	—	—	(19,703)	(129,208)	(148,911)
Employee share grant and option scheme	25	—	3,856	—	—	—	—	3,856
Non-executive directors share grant and option scheme	25	—	1,848	—	—	—	—	1,848
Shares issued to PIPE investors	2 & 24	178,653	—	—	—	—	—	178,653
Transaction cost in relation to issuance of PIPE shares	24	(7,664)	—	—	—	—	—	(7,664)
Reorganisation	24 & 26	217,581	—	—	—	—	—	217,581
Issuance of shares	24	8,403	(6,670)	—	—	—	—	1,733
Expiration of warrants	26	—	—	—	(5,742)	—	5,742	—
Total transactions with owners, recognised directly in equity		396,973	(966)	—	(5,742)	—	5,742	396,007
End of financial year		1,081,320	17,692	785	—	(16,961)	(448,549)	634,287

*Certain amounts have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial year ended 31 December 2023

	Note	Share capital	Preference shares	Share reserve	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses	Total shareholders’ equity
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
2021
Beginning of financial year		36,553	59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)
Loss for the year		—	—	—	—	—	—	(187,413)	(187,413)
Other comprehensive income/(loss) for the year		—	—	—	—	—	5,672	(36)	5,636
Total comprehensive income/(loss)		—	—	—	—	—	5,672	(187,449)	(181,777)
Employee share grant and option scheme	25	—	—	8,542	—	—	—	—	8,542
Non-executive directors share grant and option scheme	25	—	—	2,108	—	—	—	—	2,108
Conversion of preference shares to ordinary shares	19 & 24	395,456	(59,339)	—	—	—	—	—	336,117
Issuance of shares	24	252,338	—	(3,622)	—	—	—	—	248,716
Total transactions with owners, recognised directly in equity		647,794	(59,339)	7,028	—	—	—	—	595,483
End of financial year		684,347	—	18,658	785	5,742	2,742	(325,083)	387,191

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2023

	Note	2023	2022	2021
		S$’000	S$’000	S$’000
Cash flows from operating activities
Loss for the year*		(15,269)	(129,193)	(187,413)
Adjustments for:
- Tax expense/(credit)*		3,967	1,096	(333)
- Employee share grant and option expense		4,859	3,856	8,542
- Non-executive director share grant and option expense		541	1,848	2,108
- Depreciation and amortization*		23,905	21,190	14,032
- Impairment of intangible assets		5,463	—	8
- Impairment of plant, equipment and right-of-use assets		73	—	—
- Loss on disposal of plant and equipment and intangible assets		33	101	3
- Gain on lease modification		(26)	(194)	—
- Interest income		(7,898)	(1,716)	(456)
- Finance cost		578	2,396	13,909
- (Reversal of impairment)/Impairment loss on financial assets*		(123)	1,139	2,138
- Unrealised currency translation losses		1,801	2,384	245
- Fair value loss of Series B, D1, E and F conversion option		—	—	124,146
- Fair value gain on warrant liabilities		(4,122)	(23,341)	—
- Share listing expense		—	104,950	—
		13,782	(15,484)	(23,071)
Change in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		4,892	(3,239)	(1,676)
- Trade and other payables		(2,946)	(7,415)	14,891
- Deferred revenue		10,313	3,371	9,070
Cash provided by/(used in) operations		26,041	(22,767)	(786)
Interest received		7,347	1,704	440
Income tax paid		(1,056)	(1,586)	(2,104)
Net cash provided by/(used in) operating activities		32,332	(22,649)	(2,450)
Cash flows from investing activities
Additions to plant and equipment		(783)	(1,431)	(1,673)
Additions of intangible assets		(25,314)	(22,179)	(12,816)
Acquisition of subsidiaries, net of cash acquired		—	(2,234)	3,722
Proceeds from disposal of plant and equipment		—	31	13
Net cash used in investing activities		(26,097)	(25,813)	(10,754)
Cash flows from financing activities
Interest paid		(546)	(2,214)	(1,207)
Proceeds from term loan		—	—	11,000
Repayment of borrowings		—	(17,057)	—
Borrowings transaction cost		—	—	(449)
Principal payment of lease liabilities		(4,306)	(4,324)	(4,062)
Proceeds from Reorganisation		—	142,145	—
Proceeds from the shares issued to PIPE investors		—	178,653	—
Transaction cost in relation to issuance of PIPE shares		—	(7,664)	—
Proceeds from issuance of ordinary shares		527	1,733	80
Payment for legal and professional fees incurred for IPO		—	—	(4,020)
Repayment of convertible notes		—	—	(11,261)
Net cash (used in)/provided by financing activities		(4,325)	291,272	(9,919)
Net increase/(decrease) in cash and cash equivalents		1,910	242,810	(23,123)
Cash and cash equivalents
Beginning of financial year	13	309,233	70,236	93,359
Effects of currency translation on cash and cash equivalents		(4,745)	(3,813)	—
End of financial year	13	306,398	309,233	70,236

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2023

Reconciliation of liabilities arising from financing activities:

					Non-cash changes
	Note	1 January	Proceeds, net of transaction cost	Principal and interest payments	Conversion to ordinary shares	Interest expense	Currency translation differences	Addition during the year	Renewal and modification of leases	Acquisition of subsidiaries	Reclassify to borrowings	31 December
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
2023
Lease liabilities	17	12,443	—	(4,852)	—	546	(109)	18	1,528	—	—	9,574

2022
Lease liabilities	17	16,891	—	(4,972)	—	648	(261)	137	—	—	—	12,443
Borrowings	20	16,902	—	(18,623)	—	1,658	—	—	—	63	—	—

2021
Preference shares	19	199,481	—	—	(211,030)	11,549	—	—	—	—	—	—
Convertible notes		11,471	—	(11,525)	—	54	—	—	—	—	—	—
Lease liabilities	17	17,253	—	(4,805)	—	742	(32)	2,683	—	1,050	—	16,891
Loan advance		5,000	—	—	—	—	—	—	—	—	(5,000)	—
Borrowings	20	—	10,551	(161)	—	1,512	—	—	—	—	5,000	16,902

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

Prior to consummation of the Business Combination on 17 March 2022, the audited consolidated financial statements for the year ended 31 December 2021 were issued for PropertyGuru Pte. Ltd. (“PropertyGuru”) and its subsidiaries, which is the predecessor to the Company for financial reporting purposes. PropertyGuru became a wholly-owned subsidiary of the Company as part of the reorganisation (as described in Note 2) on 17 March 2022. The Company had no operations prior to the reorganisation. As a result of the Business Combination (as defined below), PropertyGuru became a wholly-owned subsidiary of the Company. The comparable consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021 represent the consolidated financial statements of PropertyGuru and its subsidiaries.

2.
Business Combination

Reorganisation

On 17 March 2022 (“Closing Date”), PropertyGuru Group Limited consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of 23 July 2021 with Bridgetown 2 Holdings Limited (“Bridgetown 2”), B2 PubCo Amalgamation Sub Pte. Ltd. (“Amalgamation Sub”) and PropertyGuru.

In connection with the Business Combination, the ordinary shares, restricted stocks and warrants of the PropertyGuru were converted in accordance with the terms and conditions of the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, the Company and Bridgetown 2 entered into subscription agreements with third party investors. Pursuant to the agreements, the investors subscribed for and purchased from the Company an aggregate of 13,193,068 the Company’s ordinary shares for a purchase price of US$10.00 per share, for aggregate gross proceeds of US$131,930,680, equivalent to approximately S$178,653,000 (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Business Combination.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

This amounts to S$104,950,000 which is expensed to profit or loss (“share listing expense”). The share listing expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service.

As of 17 March 2022
S$’000
Fair value of equity consideration issued by the Company
Fair value of Bridgetown 2 Class A ordinary shares outstanding	137,233
Fair value of Bridgetown 2 Class B ordinary shares outstanding	84,318
221,551
Bridgetown 2 net assets acquired
Net cash proceeds from Bridgetown 2	134,481
Warrant liabilities (Note 21)	(27,746)
Others	9,866
116,601
Share listing expense	104,950

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

2.
Business Combination (continued)

Acquisition

On 13 October 2022, the Company acquired 100% of the issued and outstanding share capital, preference shares, convertible notes and future rights to equity of Sendtech Pte. Ltd. (“Sendtech”) for a total purchase price of S$2,308,000. Sendtech is a home services platform developer that connects consumers to home service providers. The results of operations from Sendtech have been included in our consolidated financial statements since the date of acquisition.

The purchase price allocation as of the date of acquisition in 2022 was based on a preliminary valuation and the fair values of the identifiable assets and liabilities at the acquisition date as included in the audited consolidated financial statements for the financial year ended 31 December 2022 were provisional.

The fair values were finalised in 2023 and the following table summarizes the difference between the provisional and the finalised fair values of the assets/liabilities assumed and related goodwill acquired from Sendtech. Consequently, certain amounts in the prior period have been re-presented.

	As of 13 October 2022	As of 13 October 2022
	S$’000	S$’000
Total assets	Finalised	Provisional
Cash and cash equivalents	74	74
Internally developed computer software (Note 15(e))	92	163
Intangible asset	962	—
Trade and other receivables	25	66
	1,153	303
Total liabilities
Borrowings	(63)	(63)
Trade and other payables	(631)	(631)
Deferred revenue	(64)	(64)
Deferred tax liabilities	(163)	—
	(921)	(758)
Net identifiable assets/(liabilities) acquired	232	(455)
Add: goodwill	2,076	2,763
Total purchase consideration	2,308	2,308

Goodwill, which is non-deductible for tax purposes, represents the excess of the purchase consideration over the fair value of the net tangible and intangible assets acquired and is primarily attributable to the expected synergies at the time of the acquisition.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies
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

Interpretations and amendments to published standards effective in 2023

On 1 January 2023, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS Interpretations Committee (IFRS IC) that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

The Group generates fintech and data revenue from financial institutions, insurance providers and property valuers through services on loan referral, insurance referral and data solutions. The Group provides loan and insurance referral services to property buyers from an array of loan and insurance products from various financial institutions and insurance providers respectively and earns referral fees from these parties. Fintech and data revenue also include revenue generated from collecting, aggregating and analysing property market data and providing technology solution in the property market field. The Group also earns commission fee from home services performed by vendors as a result of consumer booking via the Sendhelper platform.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
3.2.
Revenue recognition (continued)
(b)
Events income

Revenue from events is recognised on the date that the event takes place. The customers may be invoiced upfront.

(c)
Others

Review services revenue is recognised at a point in time when the articles and videos are posted on the website. The customers are invoiced upon service being rendered.

(d)
Fintech and data
(i)
Loan and insurance referral income is recognised at a point in time upon successful loan approval by financial institutions and upon successful insurance policy inception to the property buyers.

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

(iv) Revenue from home services via Sendhelper platform is recognised on a net basis at a point in time upon completion of a successful rendering of household services by the third-party service providers to consumers.

All contract liabilities for consideration received for unsatisfied performance obligations is classified and presented in the consolidated balance sheet as deferred revenue.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

(b)
Depreciation

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Useful lives
Leasehold improvements	3 - 10 years
Computers	2 - 3 years
Furniture and equipment	3 - 5 years

The residual values, estimated useful lives and depreciation method of plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive loss when the changes arise.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

(d)
Disposal

On disposal of an item of plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of comprehensive loss within “Other gains/(losses) - net”.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

Completed development costs in progress are reclassified to internally developed computer software on completion. These internally developed computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive loss using a straight-line method over their estimated useful lives of 3 years. Development cost in progress is not amortised.

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive loss when the changes arise.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
3.8.
Financial assets (continued)
(c)
Recognition and derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognised in the consolidated statements of comprehensive loss. Any amount previously recognised in the consolidated statements of comprehensive loss within “Other comprehensive income/(loss)” relating to that asset is reclassified to “Other gains/(losses) - net” of the consolidated statements of comprehensive loss.

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

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the borrowings that has been extinguished and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in the consolidated statements of comprehensive loss as “Finance cost”.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

3.15.
Employee compensation

Employee benefits are recognised as an expense unless the cost qualifies to be capitalised as an asset.

(a)
Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)
Share-based compensation

The Group operates several equity-settled, share-based compensation plans. The value of the employee services received in exchange for the grant of shares and options is recognised as an expense with a corresponding increase in the share reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the shares and options on the respective grant dates. Non-market and market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
3.16.
Currency translation
(a)
Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the parent company within the Group is United States dollars (“US$”). The financial statements are presented in Singapore Dollars (“S$”) as the Group’s operations and major transactions are substantially based in Singapore.

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

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive loss within “Finance cost”. All other foreign exchange gains and losses impacting the consolidated statements of comprehensive loss are presented within “Other gains/(losses) - net”.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

3.19.
Warrant liabilities

Bridgetown 2 warrants which were exchanged for warrants of the Company are classified as liabilities. They are initially recognised at its fair value on the date of exchange and is subsequently carried at its fair value. Changes in fair value are recognised in the consolidated statements of comprehensive loss as "Other gains/(losses) – net".

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

3.
Material accounting policies (continued)
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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

4.
Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)
Impairment of goodwill

Goodwill is tested for impairment annually.

Goodwill is allocated to the CGUs identified by the Group which comprise of Marketplace by countries, Sendhelper and Data.

In 2022, the award business has become an intrinsic part of the local developer product mix and were allocated to Marketplace country CGUs on a revenue share basis.

The goodwill of S$107,561,000 (2022: S$112,080,000) is allocated to the Vietnam marketplace CGU which comprises PropertyGuru Viet Nam Joint Stock Company (formerly known as Dai Viet Technology & Investment JSC), its subsidiary (“PG Vietnam”) and Ensign operations in Vietnam.

The goodwill of S$201,774,000 (2022: S$214,614,000) is allocated to the Malaysia marketplace CGU which comprises iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and Ensign operations in Malaysia.

The recoverable amount of goodwill and the associated CGU of Vietnam and Malaysia marketplace have been determined based on their fair values less costs to sell (“FVLCTS”).

The determination of the FVLCTS of the CGUs requires the use of estimates (Note 15(a)). The results of the impairment review undertaken for the year on the Group’s goodwill indicated that no impairment charge was necessary. Specific estimates and the sensitivity analysis are disclosed in Note 15(a).

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

In 2023, a 1% reduction in total additions to development cost in progress will result in a salary and staff costs of $$256,000.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

5.
Segment information
(a)
Description of segments

The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM, which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Managing Director Fintech / Chief Technology Officer, Managing Director Data and Software Solutions, Chief Marketing Officer and Chief People Officer.

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

The Fintech and Data segment consists of the digital mortgage marketplace business, PropertyGuru Finance and Sendhelper. Propertyguru Finance was launched in March 2020 where commission is earned from financial institutions on each mortgage brokered and from insurance providers on each insurance policy’s inception, and the data business involving provision of data services to developers, agents, banks and property valuers. Sendhelper is a home services booking platform which was acquired as part of the Sendtech Pte. Ltd. acquisition in October 2022.

Assets and liabilities are not reviewed when making decisions about allocation of resources to the segments by the CODM.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

5.
Segment information (continued)
(b)
Segment information

The table below shows the segment information provided to the CODM for the reportable segments for the years ended 31 December 2023, 2022, and 2021.

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and Data	Total reportable segments
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
2023
Revenue from external customers	85,988	17,130	27,740	13,210	6,067	150,135

Adjusted EBITDA	65,300	778	14,803	2,962	(9,299)	74,544

2022
Revenue from external customers	69,241	24,040	25,388	12,192	5,064	135,925

Adjusted EBITDA	47,626	5,470	10,208	(259)	(7,344)	55,701

2021
Revenue from external customers	55,891	18,767	14,315	8,361	3,377	100,711

Adjusted EBITDA	33,355	2,063	(10,440)	(1,232)	(4,634)	19,112

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

5.
Segment information (continued)
(b)
Segment information (continued)

A reconciliation of adjusted EBITDA to loss before income tax is provided as follows:

	2023	2022*	2021
	S$’000	S$’000	S$’000

Adjusted EBITDA of reportable segments	74,544	55,701	19,112
Headquarters cost	(55,632)	(52,376)	(29,484)
Changes in fair value of warrant liabilities, preferred shares and embedded derivatives	4,122	23,341	(124,146)
Finance income/(costs) - net	7,320	(680)	(13,453)
Depreciation and amortisation expense	(23,905)	(21,190)	(14,032)
Impairment	(5,536)	—	(8)
Share grant and option expenses	(5,400)	(5,524)	(10,470)
Others losses - net	(2,476)	(1,471)	(815)
Business acquisition transaction and integration cost	(2,156)	(4,378)	(8,380)
Legal and professional expenses incurred for IPO	—	(16,570)	(6,070)
Share listing expense	—	(104,950)	—
Restructuring cost	(2,183)	—	—
Loss before income tax	(11,302)	(128,097)	(187,746)

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

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

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of warrant liabilities, preferred shares and embedded derivatives, finance cost, depreciation and amortisation, income tax expense, impairments when the impairment is the result of an isolated, non–recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration cost, legal and professional expenses incurred for IPO, share listing expense and restructuring cost.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

6.
Revenue from contracts with customers
(a)
Disaggregation of revenue from contracts with customers

	2023	2022	2021
	S$’000	S$’000	S$’000
Agent revenue
- Subscription	66,385	51,905	41,773
- Agent discretionary	55,554	56,453	35,179
	121,939	108,358	76,952
Developer revenue
- Advertising activities	10,218	10,794	10,749
- Events	8,265	8,817	6,328
- Others	3,646	2,892	3,305
	22,129	22,503	20,382
Fintech and data	6,067	5,064	3,377
	150,135	135,925	100,711
Revenue recognised
- At a point in time	49,208	31,543	20,068
- Over time	100,927	104,382	80,643
	150,135	135,925	100,711

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data	Total reportable segments
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
2023
Agent	80,363	16,352	21,063	4,161	—	121,939
Developer	5,625	778	6,677	9,049	—	22,129
Fintech and data	—	—	—	—	6,067	6,067
Revenue from external customers	85,988	17,130	27,740	13,210	6,067	150,135

2022
Agent	61,799	22,902	19,955	3,702	—	108,358
Developer	7,442	1,138	5,433	8,490	—	22,503
Fintech and data	—	—	—	—	5,064	5,064
Revenue from external customers	69,241	24,040	25,388	12,192	5,064	135,925

2021
Agent	46,170	17,365	10,275	3,142	—	76,952
Developer	9,721	1,402	4,040	5,219	—	20,382
Fintech and data	—	—	—	—	3,377	3,377
Revenue from external customers	55,891	18,767	14,315	8,361	3,377	100,711

Revenue recognition criteria for each of these revenue streams is stated in Note 3.2.

As permitted under IFRS 15, the remaining unsatisfied performance obligations are not disclosed as these performance obligations are part of contracts that have an original expected duration of one year or less. There is no consideration from contracts with customers not included in the transaction price.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

6.
Revenue from contracts with customers (continued)
(b)
Contract liabilities

		31 December		1 January
	Note	2023	2022	2022
		S$’000	S$’000	S$’000
Deferred revenue		61,066	50,753	47,318

The change in deferred revenue is mainly due to the increase in unsatisfied performance obligations at the end of the financial year.

(i)
Revenue recognised in relation to contract liabilities

	2023	2022	2021
	S$’000	S$’000	S$’000
Revenue recognised in current period that was included in the contract liabilities balance at the beginning of the period	50,753	47,318	34,487

(c)
Trade receivables from contracts with customers

	31 December		1 January
	2023	2022	2022
	S$’000	S$’000	S$’000
Current assets
Trade receivables from contracts with customers (Note 14(a))	12,117	16,206	15,765
Loss allowances (Note 14(a))	(4,120)	(5,081)	(4,953)
	7,997	11,125	10,812

7.
Other income

	2023	2022	2021
	S$’000	S$’000	S$’000

Interest income	7,898	1,716	456
Government grants
- Job Support Scheme	—	—	863
- Job Growth Incentive	—	970	—
- Others	212	68	140
Rent concession	1	3	141
Refund of indirect tax penalty	527	—	—
Others	82	30	123
	8,720	2,787	1,723

Grant income of S$212,000 was recognised during the financial year under the Enterprise Development Grant (the "EDG") which supports qualifying business transformation. The grant income of S$970,000 and S$863,000 were recognised in the financial year 2022 and 2021 under the Job Growth Incentive (the "JGI") and Jobs Support Scheme (the “JSS”) respectively. JSS is a temporary scheme introduced in the Singapore Budget 2020 to help enterprises retain local employees. The scheme had been extended up to 2022 by the Government. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

8.
Other gains/(losses) – net

	2023	2022	2021
	S$’000	S$’000	S$’000
Loss on disposal of plant and equipment and intangible assets	(33)	(101)	(3)
Currency translation loss	(2,409)	(1,564)	(812)
Gain on lease modification	26	194	—
Fair value loss on Series B, D1, E, and F conversion option (Note 27(e))	—	—	(124,146)
Fair value gain on warrant liabilities	4,122	23,341	—
Others	(60)	—	—
	1,646	21,870	(124,961)

9.
Salary and staff costs

	2023	2022	2021
	S$’000	S$’000	S$’000
Wages and salaries	59,350	57,740	49,931
Directors' fees*	804	688	575
Employer's contribution to defined contribution plans	6,700	6,555	5,428
Other employee benefits	6,117	6,187	3,068
	72,971	71,170	59,002

*Directors' fees which were paid out in shares amounted to S$Nil (2022: S$180,000, 2021: S$180,000).

10.
Finance cost

	2023	2022	2021
	S$’000	S$’000	S$’000
Interest expenses:
- Convertible notes	—	—	54
- Leases (Note 17(b))	546	648	742
- Borrowings	—	1,658	1,512
Accretion expenses arising from redeemable convertible preference shares (Note 19)	—	—	11,549
Others	32	90	52
	578	2,396	13,909

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

11.
Income taxes
(a)
Tax expense/(credit)

	2023	2022	2021
	S$’000	S$’000	S$’000
Tax expense attributable to profit is made up of:
- Current income tax	737	1,204	291
- (Over)/Under provision of income tax in prior financial year	(13)	63	(25)
- Current deferred income tax charge/(credit) (Note 23)	1,775	(392)	(669)
- Under/(Over) provision of deferred income tax in prior financial year	1,264	(7)	—
- Withholding tax	204	228	70
	3,967	1,096	(333)

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2023	2022	2021
	S$’000	S$’000	S$’000
Loss before tax	(11,302)	(128,097)	(187,746)
Tax calculated at tax rate of 17% (2022 and 2021: 17%)	(1,921)	(21,776)	(31,917)
Effects of:
- Different tax rates in other countries	(1,020)	(4,279)	(1,744)
- Expenses not deductible for tax purposes	2,187	24,692	8,370
- Income not subject to tax	(119)	(880)	(539)
- Fair value losses on financial instruments	—	—	21,105
- Utilisation of previously unrecognised tax losses	9	—	—
- Utilisation of previously unrecognised capital allowances	—	—	(1,740)
- Utilisation of previously unrecognised merger and acquisition allowances	—	(1,743)	—
- Deferred tax assets not recognised	3,376	4,798	6,087
- Withholding tax	204	228	70
- (Over)/Under provision of income tax in prior financial year	(13)	63	(25)
- Under/(Over) provision of deferred income tax in prior financial year	1,264	(7)	—
Tax expense/(credit)	3,967	1,096	(333)

(b)
Movement in current income tax liabilities

	2023	2022
	S$’000	S$’000
Beginning of financial year	4,302	4,554
Income tax paid	(1,056)	(1,586)
Tax expense	941	1,432
(Over)/Under provision in prior financial year	(13)	63
Currency translation adjustments	(155)	(161)
End of financial year	4,019	4,302

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

12.
Loss per share

The Group calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period.

(a)
Basic loss per share

	2023	2022	2021
	$ per share	$ per share	$ per share
Total basic loss per share attributable to the ordinary equity holders of the Group	(0.09)	(0.84)	(2.03)

(b)
Diluted loss per share

	2023	2022	2021
	$ per share	$ per share	$ per share
Total diluted loss per share attributable to the ordinary equity holders of the Group	(0.09)	(0.84)	(2.03)

(c)
Reconciliations of loss used in calculating loss per share

	2023	2022	2021
	S$’000	S$’000	S$’000
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share	(15,269)	(129,193)	(187,413)
Diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	(15,269)	(129,193)	(187,413)

(d)
Weighted average number of shares used as the denominator

	2023	2022	2021
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	162,644,729	154,563,175	92,275,632
Adjustments for calculation of diluted loss per share[1]:			.
Number of Series B preference shares	—	—	—	*
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	162,644,729	154,563,175	92,275,632

*Preference shares were converted on 3 August 2021 and the effect of potential conversion was excluded (for periods prior to the actual conversion) as it was anti-dilutive.

1.
Potential ordinary shares outstanding consist of restricted stock units, stock options, warrants, convertible notes and convertible preference shares and are excluded if their effect is anti-dilutive.

13.
Cash and cash equivalents

	2023	2022
	S$’000	S$’000
Cash on hand	10	42
Cash at bank	150,798	168,325
Short-term bank deposits	155,590	140,866
	306,398	309,233

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

14.
Trade and other receivables
(a)
Current

	2023	2022
	S$’000	S$’000
Trade receivables - Non-related parties	12,117	16,197
Trade receivables - Related parties	—	9
Less: Allowance for impairment of receivables - non-related parties (Note 27(b))	(4,120)	(5,081)
Trade receivables - net	7,997	11,125
Deposits	681	902
Prepayments	5,498	5,083
Other receivables	1,634	1,035
	15,810	18,145
(b)
Non-current

	2023	2022
	S$’000	S$’000
Deposits	1,078	2,562
Prepayments	1,599	1,997
	2,677	4,559

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

15.
Intangible assets

	2023	2022
	S$’000	S$’000
Composition:
Goodwill (Note 15(a))	325,411	347,144
Trademarks, brand and domain names (Note 15(b))	7,146	8,803
Acquired computer software (Note 15(c))	643	1,190
Property data (Note 15(d))	555	431
Internally developed computer software (Note 15(e))	31,071	30,140
Development cost in progress (Note 15(f))	13,352	5,928
	378,178	393,636

During the financial year, the Board approved the plans to cease operations in the Indonesia marketplace and the plans to decommission FastKey. Consequently, an impairment of intangible assets of S$5,463,000 in relation to internally developed computer software and development cost in progress are recognized in the consolidated statement of comprehensive income as at 31 December 2023.

(a)
Goodwill

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	347,144	362,448
Currency revaluation adjustments	(17,549)	(17,380)
Impairment during the year	(4,184)	—
Acquisition of a subsidiary*	—	2,076
End of financial year	325,411	347,144

*Certain amounts in the prior year have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

Impairment tests for goodwill

Goodwill is allocated to the Group’s CGUs identified as follows:

	2023	2022
	S$’000	S$’000
Vietnam marketplace	107,561	112,080
Malaysia marketplace[1]	201,774	214,614
Others[2]	16,076	20,450
	325,411	347,144

1.
Comprises of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn Bhd.
2.
Comprise of Singapore marketplace, Thailand marketplace, Indonesia marketplace, Data and Sendhelper CGUs.

2023 impairment assessment

The recoverable amounts of the Vietnam and Malaysia marketplaces CGUs were determined based on their FVLCTS. Assumptions used in the FVLCTS calculations include enterprise value / sales (“EV/S”) multiples.

Key assumptions used in FVLCTS calculations:

2023
Enterprise Value / Sales Multiple
Vietnam marketplace	7.7x
Malaysia marketplace	7.7x

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

15. Intangible assets (continued)

(a)
Goodwill (continued)

Impairment tests for goodwill (continued)

In 2023, a reasonably possible change in the assumptions used in the FVLCTS of the Vietnam and Malaysia marketplaces will cause their carrying amounts to exceed their recoverable amounts.

The amounts by which the recoverable amounts exceeds their carrying amounts for those CGUs are as follows:

Headroom (S$'000)
Vietnam marketplace	28,938
Malaysia marketplace	11,111

Based on a sensitivity analysis performed, a decrease in EV/S multiple by 1.6x and 0.3x in the Vietnam and Malaysia marketplace CGUs respectively, would result in the recoverable amounts of these CGUs to be equal to their carrying amounts.

2022 impairment assessment

In 2022, the recoverable amount was determined based on the value-in-use (VIU) whereby management determined budgeted revenue growth rates and EBIT margin based on past performance and its expectations of market developments. The discount rates used were pre-tax and reflected specific risks relating to the relevant segments. Terminal value was determined based on cashflows at the point the CGU has reached a steady state of growth. Terminal growth rates used were consistent with long term forecasts included in industry reports.

Cash flow projections used in the VIU calculations were based on financial budgets approved by management covering a five-years period.

	2022
	Revenue growth rate[1]	Terminal growth rate[2]	Discount rate[3]
Vietnam marketplace	18-38%	6.0%	23.0%
Malaysia marketplace	20-36%	4.0%	16.2%
Others	4-234%	3.0% - 5.5%	14.5% - 23.1%

1.
Budgeted revenue growth rate
2.
Weighted average growth rate used to extrapolate cash flows beyond the budget period
3.
Pre-tax discount rate applied to the pre-tax cash flow projections

In 2022, based on a sensitivity analysis performed, management found recoverable amounts to be most sensitive to changes in revenue growth rates. A decrease in revenue growth rates by 5.1 and 5.7 percentage points every year in the Vietnam and Malaysia marketplace CGUs respectively, would result in the recoverable amounts of these CGUs to be equal to their carrying amounts.

Any reasonably possible change in the assumptions used in the value-in-use calculations of all CGUs will not cause their carrying amounts to exceed their recoverable amounts.

The annual impairment test for the years ended 31 December 2023 and 2022 on the Group's goodwill indicated that no impairment charge was necessary.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

15.
Intangible assets (continued)
(b)
Trademarks, brand and domain names

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	20,877	20,738
Additions	25	15
Acquisition of a subsidiary	—	962
Disposals during the year	(4,674)	(8)
Currency revaluation adjustments	(253)	(830)
End of financial year	15,975	20,877
Accumulated amortisation and impairment
Beginning of financial year	12,074	11,238
Amortisation charge	1,298	1,288
Impairment charge	42	—
Disposals during the year	(4,654)	(1)
Currency revaluation adjustments	69	(451)
End of financial year	8,829	12,074
Net book value	7,146	8,803

(c)
Acquired computer software

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	3,895	2,855
Additions	133	689
Reclassification from internally developed computer software	—	426
Disposals during the year	(11)	(40)
Currency revaluation adjustments	(40)	(35)
End of financial year	3,977	3,895
Accumulated amortisation
Beginning of financial year	2,705	1,909
Amortisation charge	663	727
Reclassification from internally developed computer software	—	100
Disposals during the year	(11)	(17)
Currency revaluation adjustments	(23)	(14)
End of financial year	3,334	2,705
Net book value	643	1,190

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

15.
Intangible assets (continued)
(d)
Property data

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	704	355
Additions	415	368
Disposals during the year	(34)	—
Currency revaluation adjustments	(42)	(19)
End of financial year	1,043	704
Accumulated amortisation
Beginning of financial year	273	122
Amortisation charge	271	160
Disposals during the year	(34)	—
Currency revaluation adjustments	(22)	(9)
End of financial year	488	273
Net book value	555	431

(e)
Internally developed computer software

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	54,727	27,644
Acquisition of a subsidiary	—	92
Transfers from development cost in progress	17,417	28,103
Reclassification to acquired computer software	—	(426)
Disposals during the year	(232)	—
Currency revaluation adjustments	(870)	(686)
End of financial year	71,042	54,727
Accumulated amortisation and impairment
Beginning of financial year	24,587	12,635
Amortisation charge	15,570	12,340
Impairment charge	721	—
Reclassification to acquired computer software	—	(100)
Disposals during the year	(232)	—
Transfer from development cost in progress	—	80
Currency revaluation adjustments	(675)	(368)
End of financial year	39,971	24,587
Net book value	31,071	30,140

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

15.
Intangible assets (continued)
(f)
Development cost in progress

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	5,928	13,105
Additions	25,560	21,107
Transfers to internally developed computer software	(17,417)	(28,103)
Write off during the year	(516)	(84)
Currency revaluation adjustments	(203)	(97)
End of financial year	13,352	5,928
Accumulated impairment
Beginning of financial year	—	84
Impairment charge	516	—
Transfers to internally developed computer software	—	(80)
Impairment written off during the year	(516)	—
Currency revaluation adjustments	—	(4)
End of financial year	—	—
Net book value	13,352	5,928

The additions in development cost in progress included an amount of S$819,000 (2022: S$Nil, 2021: S$Nil) related to capitalization of share-based payments.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

16.
Plant and equipment

	Leasehold improvements	Computers	Furniture and equipment	Total
	S$’000	S$’000	S$’000	S$’000
2023
Cost
Beginning of financial year	3,972	5,124	883	9,979
Additions	36	701	46	783
Disposals during the year	(247)	(307)	(137)	(691)
Currency revaluation adjustments	(59)	(125)	(17)	(201)
End of financial year	3,702	5,393	775	9,870
Accumulated depreciation and impairment
Beginning of financial year	3,309	3,484	651	7,444
Depreciation charge	429	973	106	1,508
Impairment charge	—	48	7	55
Disposals during the year	(242)	(257)	(124)	(623)
Impairment written off during the year	—	(48)	(7)	(55)
Currency revaluation adjustments	(41)	(95)	(14)	(150)
End of financial year	3,455	4,105	619	8,179
Net book value
End of financial year	247	1,288	156	1,691

	Leasehold improvements	Computers	Furniture, equipment and motor vehicle	Total
	S$’000	S$’000	S$’000	S$’000
2022
Cost
Beginning of financial year	4,395	4,589	842	9,826
Additions	221	1,131	79	1,431
Reclassification	(82)	—	82	—
Disposals during the year	(437)	(433)	(90)	(960)
Currency revaluation adjustments	(125)	(163)	(30)	(318)
End of financial year	3,972	5,124	883	9,979
Accumulated depreciation
Beginning of financial year	2,866	3,050	581	6,497
Depreciation charge	964	984	171	2,119
Disposals during the year	(437)	(429)	(76)	(942)
Currency revaluation adjustments	(84)	(121)	(25)	(230)
End of financial year	3,309	3,484	651	7,444
Net book value
End of financial year	663	1,640	232	2,535

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

17.
Leases - The Group as a lessee

Nature of the Group’s leasing activities

Property and office equipment

The Group leases office space and office equipment for the purpose of back office operations.

(a)
Carrying amounts, additions and depreciation charge during the year

Right-of-use (“ROU”) assets:

	2023	2022
	S$’000	S$’000
Cost
Beginning of financial year	24,390	24,858
Additions	33	813
Expiration of leases	—	(702)
Shortening of leases	(660)	(198)
Renewal and modification of leases	1,554	—
Currency revaluation adjustments	(232)	(381)
End of financial year	25,085	24,390
Accumulated depreciation and impairment
Beginning of financial year	12,915	9,439
Depreciation charge	4,595	4,556
Impairment charge	18	—
Expiration of leases	(642)	(702)
Shortening of leases	—	(153)
Impairment written off during the year	(18)	—
Currency revaluation adjustments	(197)	(225)
End of financial year	16,671	12,915
Net book value	8,414	11,475

Lease liabilities:

	2023	2022
	S$’000	S$’000
Current	4,222	4,104
Non-current	5,352	8,339
	9,574	12,443

(b)
Interest expense

	2023	2022	2021
	S$’000	S$’000	S$’000
Interest expense on lease liabilities	546	648	742

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

17.
Leases - The Group as a lessee (continued)
(c)
Lease expense not capitalised in lease liabilities

	2023	2022	2021
	S$’000	S$’000	S$’000
Short-term lease expense	49	112	94
Low-value lease expense	47	52	61
Total	96	164	155

(d)
Total cash outflow for all the leases was S$4,948,000 (2022: S$5,136,000, 2021: S$4,960,000).
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

18.
Trade and other payables
(a)
Current

	2023	2022
	S$’000	S$’000
Trade payables - non-related parties	3,012	5,070
Accrued operating expenses	6,600	7,399
Accrued employee expenses	12,767	14,395
Other payables	4,258	2,873
	26,637	29,737

(b)
Non-current

	2023	2022
	S$’000	S$’000
Trade payables - non-related parties	—	3
Accrued employee expenses	518	293
	518	296

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

19.
Preference shares

	Series B		Series D1		Series E		Series F		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Amount
		S$’000		S$’000		S$’000		S$’000	S$’000
Financial liability
2021
Beginning of financial year	258,363	59,412	152,224	48,965	84,705	29,303	210,526	61,801	199,481
Accretion cost on Series B, D1, E and F redeemable convertible preference shares (Note 10)	—	3,375	—	2,759	—	1,800	—	3,615	11,549
Conversion of redeemable convertible preference shares to ordinary shares	(258,363)	(62,787)	(152,224)	(51,724)	(84,705)	(31,103)	(210,526)	(65,416)	(211,030)
End of financial year	—	—	—	—	—	—	—	—	—

	Series C		Series D2		Total
	Number of shares	Amount	Number of shares	Amount	Amount
		S$’000		S$’000	S$’000
Equity
2021
Beginning of financial year	70,303	10,000	564,126	49,339	59,339
Conversion of non-redeemable convertible preference shares to ordinary shares	(70,303)	(10,000)	(564,126)	(49,339)	(59,339)
End of financial year	—	—	—	—	—

On 3 August 2021, upon the completion of the acquisition of 100% equity interest in iProperty.com Malaysia Sdn. Bhd., Kid Ruang Yu Co., Ltd., Prakard IPP Co, Ltd. and iProperty (Thailand) Co., Ltd., collectively known as “Panama”, all Series B, C, D1, D2, E and F preference shares were fully converted into ordinary shares pursuant to the terms of the share purchase agreement.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

20.
Borrowings

On 23 December 2020, the Group entered into a S$16,000,000 2-year loan facility agreement with several lenders. S$600,000 of the loan facility was with lenders who are key management personnel of the Company, at equivalent terms to those of third-party lenders. The Company had utilised the facility on 8 January 2021. The Company received S$5,000,000 as advances for the loan facility during the financial year ended 31 December 2020 and the remaining $11,000,000 in January 2021.

The term loan facility would have matured in January 2023 and bore interest at 2% per annum payable at the last day of each interest period of six months and 6% per annum payable at the termination date which is 24 months from the date the loan was drawn down. Effective interest rate for this loan facility is at 8.16%. Under the terms of the term loan facility, the Group is required to comply with the following financial covenants which are tested on an annual basis:

•
the total net cash of the Group is no less than S$10,000,000; and
•
the consolidated total borrowings does not exceed S$25,000,000.

On 7 July 2022, the Group repaid all outstanding loans of the facility.

As at 31 December 2023 and 31 December 2022, the Group had no borrowings.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

21.
Warrant liabilities

In connection with the Business Combination, Bridgetown 2’s 12,960,000 private placement warrants were exchanged for 12,960,000 warrants of the Company, the exercise of which will result in the issuance of 12,960,000 ordinary shares should the market price exceeds a price of US$11.50 per ordinary share. The terms of the warrants remain unchanged following the assignment. As of December 31, 2023, all warrants were outstanding.

The private placement warrants that were exchanged for warrants of the Company were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”). In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss at each reporting date. As these warrants include contingent settlement provisions that introduce potential variability to the settlement amounts of the warrants, dependent on the occurrence of some uncertain future events, the warrants are accounted for as derivative financial liabilities at fair value, with changes in fair value recognised within “Other gains/(losses) – net” within the consolidated statements of comprehensive loss.

The Group applied a Black Scholes pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

	31 December 2023	31 December 2022	17 March 2022 (Closing Date)
Share price	US$3.34	US$4.31	US$8.33
Exercise price/warrant	US$11.50	US$11.50	US$11.50
Expected volatility	32.80%	34.40%	41.36%
Dividend yield	Nil	Nil	Nil
Expected term (years)	3.21	4.21	5.00
Annual risk-free interest rate	4.00%	4.11%	2.23%

Expected volatility was determined based on the historical volatility of comparable public-listed companies. The fair value of warrants decreased from US$3,562,000 (S$4,775,000) as at 31 December 2022 to US$492,000 (S$649,000) as at 31 December 2023, resulting in a change in fair value of warrant liabilities of US$3,070,000 (S$4,122,000) for the year ended 31 December 2023 (Note 8).

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

22.
Provision

Reinstatement costs

Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements. The Group expects to incur the liability upon termination of the leases between April 2024 to November 2026.

	2023	2022
	S$’000	S$’000
Beginning of financial year	952	605
Currency revaluation adjustments	(19)	(20)
Additions	15	438
Accretion cost	32	20
Reversal during the year	(40)	(14)
Provision utilised during the year	(28)	(77)
End of financial year	912	952
Current	148	280
Non-current	764	672
End of financial year	912	952

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

23.
Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same taxation authority. The amounts, determined after appropriate offsetting, are shown on the consolidated balance sheet as follows:-

	2023	2022
	S$’000	S$’000
Deferred tax assets	(2,669)	(7,034)
Deferred tax liabilities	7,650	9,072
Net deferred tax liabilities	4,981	2,038

Movement in deferred income tax liabilities is as follows:

	2023	2022
	S$’000	S$’000
Beginning of financial year	2,038	2,375
Currency revaluation adjustments	(96)	(101)
Acquisition of subsidiaries	—	163
Current deferred income tax charge/(credit) (Note 11)	1,775	(392)
Under/(Over) provision of deferred income tax in prior financial year (Note 11)	1,264	(7)
End of financial year	4,981	2,038

Deferred income tax assets are recognised for tax losses, capital allowances and merger and acquisition (“M&A”) allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of S$96,129,000 (2022: S$86,918,000) and capital allowance of S$5,892,000 (2022: S$3,490,000) at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses and capital allowances in their respective countries of incorporation. The capital allowances have no expiry date. The tax losses have expiry dates as follows:

	2023	2022
	S$’000	S$’000
Expiring in one year	4,556	5,365
Expiring in two years	3,261	4,669
Expiring in three years	6,668	3,899
Expiring in four years	11,410	7,496
Expiring beyond four years	69,569	65,455
	95,464	86,884

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

23.
Deferred income taxes (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) is as follows:

Deferred income tax liabilities

	Accelerated tax depreciation	Fair value gains - net	ROU assets	Others	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
2023
Beginning of financial year	5,221	1,796	2,074	(19)	9,072
Currency translation adjustments	6	(74)	(19)	9	(78)
Credited to profit or loss	(402)	(255)	(505)	(182)	(1,344)
End of financial year	4,825	1,467	1,550	(192)	7,650

2022
Beginning of financial year	2,127	1,975	2,817	29	6,948
Currency translation adjustments	(15)	(86)	(39)	—	(140)
Acquisition of business	—	163	—	—	163
Charged/(credited) to profit or loss	3,109	(256)	(704)	(48)	2,101
End of financial year	5,221	1,796	2,074	(19)	9,072

Deferred income tax assets

	Lease liabilities	Provisions	Tax loss	Unutilised capital allowance	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
2023
Beginning of financial year	(2,196)	(153)	(937)	(3,748)	(7,034)
Currency translation adjustments	(19)	(8)	9	—	(18)
Charged/(credited) to profit or loss	492	(91)	928	3,054	4,383
End of financial year	(1,723)	(252)	—	(694)	(2,669)

2022
Beginning of financial year	(2,933)	(157)	(937)	(546)	(4,573)
Currency translation adjustments	39	—	—	—	39
Charged/(credited) to profit or loss	698	4	—	(3,202)	(2,500)
End of financial year	(2,196)	(153)	(937)	(3,748)	(7,034)

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

24.
Share capital

	2023	2022	2021
Issued share capital	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
At 1 January	161,960,362	—	55,983,598
Issuance of shares	1,971,083	749,802	23,469,947
Shares issued to PIPE investors	—	13,193,068	—
Reorganisation
- Share exchange (see Note 2)	—	128,376,418	—
- Shares issued to holders of Class A and Class B ordinary shares of Bridgetown 2	—	19,641,074	—
Conversion of preference shares to ordinary shares	—	—	48,385,450
At 31 December	163,931,445	161,960,362	127,838,995

	2023	2022	2021
	S$’000	S$’000	S$’000
At 1 January	1,081,320	684,347	36,553
Issuance of shares	13,223	8,403	252,338
Shares issued to PIPE investors	—	178,653	—
Transaction cost in relation to issuance of PIPE shares	—	(7,664)	—
Reorganisation	—	217,581	—
Conversion of preference shares to ordinary shares	—	—	395,456
At 31 December	1,094,543	1,081,320	684,347

All issued ordinary shares are fully paid. Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

As described in Note 2, upon closing of the Business Combination on 17 March 2022, all of the 3,555,946 ordinary shares of PropertyGuru outstanding was exchanged for 128,376,418 ordinary shares of the Company outstanding with a par value of US$0.0001 per share.

As at 31 December 2021, the total number of ordinary shares of PropertyGuru outstanding is 127,838,995 with no par value. The movements of the shares issued by PropertyGuru in prior period presented have been retrospectively adjusted to give effect to the share exchange for purpose of calculation of loss per shares (Note 12).

As at 1 January 2022 and 31 December 2021, PropertyGuru Group Limited did not exist yet. The prior period share capital balances presented were that of PropertyGuru Pte. Ltd. for comparative purposes.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

25.
Share reserve

	2023	2022
	S$’000	S$’000
Beginning of financial year	17,692	18,658
Employee share grant and options schemes
- Value of employee services (Note 9)	5,678	3,856
- Shares issued	(9,704)	(6,490)
Non-executive director share grant and options schemes
- Value of services	541	1,848
- Shares issued	(2,992)	(180)
End of financial year	11,215	17,692

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

Employee Stock Compensation Plans

As of 31 December 2023, there were three employee stock compensation plans – the Employee Stock Option (“ESO Plan”), the Omnibus Equity Incentive Plan (“Omnibus Plan”) and the Non-Executive Directors Plan (“NED Plan”).

As of 30 June 2023, the grant date of the RSUs of the Company was fixed following the limitation in discretion by the Remuneration Committee and the Company accounted for this as a modification to the share plans. The modification did not lead to an incremental impact on fair value of the RSUs and Stock Options.

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

The RSUs are a combination of time-based and performance-based RSUs. The performance-based RSUs were attached with both market and non-market performance target vesting conditions. The Company had engaged with an independent external valuer to perform a valuation on the market performance target condition on the relative total shareholder return (“TSR”) using the Monte Carlo simulation to forecast the future prices and TSR of the Company and Russell Index.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

25.
Share reserve (continued)

Employee Stock Compensation Plans (continued)

The fair value of options granted under the plans are determined using the Black-Scholes Option Pricing Model. The significant inputs into the model are shown below:

Share prices	$5.78 - $8.32
Exercise price	$3.45 - $8.81
Expected volatilities	32 - 42%
Dividend yield	Nil
Option life	Up to 10 years
Annual risk-free interest rates	1.61 - 2.18%

The volatilities applied were based on the historical volatility of comparable public-listed companies.

The fair value of RSUs subject to the relative TSR market performance target condition granted under the plans are determined using the Monte Carlo simulation estimated using the share price on the respective grant dates. The significant inputs in the model are shown below:

Period between grant date and performance end date	1.5 – 2.5 years
Time interval	0.003 – 0.083 years
Expected volatilities (PG)	45.7% - 62.3%
Expected volatilities (Russell Index)	20.8% - 23.3%
Average correlation coefficient to Russell Index	11.9% - 13.9%
Annual risk-free interest rates	4.67% - 5.14%

Stock options outstanding at the end of the year have the following weighted average remaining contractual life:

	2023		2022		2021
Exercise price	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options outstanding	Weighted average remaining contractual life (years)
$3.45	1,074,273	2.33	1,119,917	3.33	1,375,699	4.35
$3.93	345,856	3.75	436,905	4.80	471,491	5.82
$4.54	295,887	4.39	316,722	5.39	423,620	6.40
$7.28	1,463,785	5.26	1,595,487	6.26	1,653,467	7.28
$8.81*	115,851	0.68	115,851	1.68	115,851	2.68
	3,295,652		3,584,882		4,040,128

*Stock Option for NED (Note 25(b))

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

25.
Share reserve (continued)

Employee Stock Compensation Plans (continued)

(a)
ESO Plan

Set out below are summaries of options granted under the ESO plan:

	2023		2022		2021
	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options
Beginning of financial year	$5.37	3,469,030	$5.24	3,924,275	$5.23	4,000,595
Exercised during the year	$3.81	(140,706)	$4.01	(423,836)	$4.01	(20,000)
Forfeited during the year	$6.95	(148,523)	$7.28	(31,409)	$4.85	(56,320)
End of financial year	$5.37	3,179,801	$5.37	3,469,030	$5.24	3,924,275
Vested and exercisable at 31 December	$5.49	2,763,166	$5.22	2,401,281	$4.83	1,883,544

No options expired during the periods covered by the above tables.

(b)
NED Plan

Set out below are summaries of options granted under the NED plan:

	2023		2022		2021
	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options
Beginning and end of financial year	$8.81	115,851	$8.81	115,851	$8.81	115,851

Vested and exercisable at 31 December	$8.81	115,851	$8.81	115,851	$8.81	86,753

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

25.
Share reserve (continued)

Employee Stock Compensation Plans (continued)

(b)
NED Plan (continued)

Group	Beginning of financial year	Granted during financial year	Vested during financial year	Forfeited during financial year	End of financial year
2023	129,281	—	(129,281)	—	—
2022	258,562	—	(129,281)	—	129,281
2021	—	373,510	(114,948)	—	258,562

(c)
Omnibus Plan

Set out below are summaries of RSUs granted under the Omnibus plan:

Group	Beginning of financial year	Granted during financial year	Vested during financial year	Forfeited during financial year	End of financial year
2023	2,467,274	2,145,018	(1,406,623)	(497,830)	2,707,839
2022	1,839,608	1,400,502	(704,784)	(68,052)	2,467,274
2021	2,335,973	22,889	(497,556)	(21,698)	1,839,608

In 2023, the weighted average fair value of RSUs granted under the Omnibus Plan was $5.70 (2022: $5.88, 2021: $6.20)

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the consolidated balance sheet.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

27.
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

The Group considers the following when determining if a debtor meets the unlikeliness to pay criteria and is in significant financial difficulty:

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

27.
Financial risk management (continued)
(b)
Credit risk (continued)

Impairment of financial assets (continued)

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit losses for trade receivables.

The measurement of ECL reflects reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

27.
Financial risk management (continued)
(b)
Credit risk (continued)

Impairment of financial assets (continued)

The movement in impairment loss on trade receivables during the year is as follows:

Trade receivables

	2023	2022
	S$’000	S$’000
Beginning of financial year	5,081	4,953
Allowance made	2,728	3,661
Allowance written back	(2,870)	(2,504)
Allowance written off	(758)	(901)
Currency revaluation adjustment	(61)	(128)
End of financial year	4,120	5,081

Impairment of financial assets

For specific trade receivables identified by the Group to be credit impaired, the Group recognised a loss allowance equal to lifetime expected credit loss of S$3,742,000 (2022: S$4,573,000) in respect of Group’s receivables, as follows:

Trade receivables

	2023	2022
	S$’000	S$’000
Gross amount	3,742	4,573
Less: Allowance for impairment	(3,742)	(4,573)
	—	—

The impaired receivables arise mainly from receivables that are long overdue.

The Group has concluded that the credit loss for non-specific trade receivables as of 31 December 2023 is immaterial.

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

	Less than 1 year	Between 1 and 5 years
	S$’000	S$’000
At 31 December 2023
Trade and other payables	26,637	518
Lease liabilities	4,222	5,575
At 31 December 2022
Trade and other payables	29,737	296
Lease liabilities	4,104	8,668

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

	2023	2022
	S$’000	S$’000
Net debt	n/m*	n/m*
Total equity	604,812	634,287
Total capital	604,812	634,287

*not meaningful

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

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

Derivative financial liabilities - Series B, D1, E and F conversion option
S$’000
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

There are no transfers of financial instruments between any levels during the financial years ended 31 December 2023, 2022 and 2021.

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

(f)
Financial instruments by category

The carrying amount of the different categories of financial instruments is as disclosed:

	2023	2022	2021
	S$’000	S$’000	S$’000
Financial assets, at amortised cost	317,781	324,856	85,190
Financial liabilities, at FVTPL	649	4,775	—
Financial liabilities, at amortised cost	36,729	42,476	66,098

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

28.
Related party transactions

In addition to the information disclosed elsewhere in the financial statements, there were no transactions that took place between the Group and related parties.

Key management personnel compensation is as follows:

	2023	2022	2021
	S$’000	S$’000	S$’000
Wages and salaries	4,380	4,085	3,482
Employer’s contribution to defined contribution plans	17	35	35
Benefits in kind	—	—	266
Share grants and options	2,189	3,673	4,033
Non-executive directors’ remuneration by way of:
- Cash	752	450	336
	7,338	8,243	8,152

29.
Reclassifications within Consolidated Statements of Comprehensive Loss

During the financial year, the Group has revised the presentation of the expenses to provide more disaggregated financial information as the Management is in the opinion that the revised presentation provides a clearer interpretation of the business operation costs of the Group.

Hence, certain expenses items within the consolidated statement of comprehensive loss have been reclassified to conform to the current presentation. These reclassifications have no impact to the Group's consolidated balance sheet, consolidated statement of cash flows, consolidated statements of changes in shareholders’ equity and reported net loss for the year of the Group.

The effects of these reclassifications on the Group's consolidated statements of comprehensive loss for the comparative financial year ended 31 December 2022, and financial year ended 31 December 2021 are as below:

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

29.
Reclassifications within Consolidated Statements of Comprehensive Loss (continued)

	For The Year Ended 31 December 2022
	Reclassification
	As previously reported	Venue costs	Sales and marketing cost	IT and Internet expenses	Employee compensation	Non-executive directors' remuneration	Staff cost	Office rental	Other expenses	As reclassified
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Expenses
Venue costs	(6,864)	6,864	—	—	—	—	—	—	—	—
Sales and marketing cost	(20,955)	—	20,955	—	—	—	—	—	—	—
IT and Internet expenses	(11,313)	—	—	11,313	—	—	—	—	—	—
Employee compensation	(69,977)	—	—	—	69,977	—	—	—	—	—
Non-executive directors' remuneration	(2,356)	—	—	—	—	2,356	—	—	—	—
Staff cost	(2,166)	—	—	—	—	—	2,166	—	—	—
Office rental	(71)	—	—	—	—	—	—	71	—	—
Awards and events costs	—	(3,255)	—	—	—	—	—	—	—	(3,255)
Advertising and platform fees	—	(2,808)	(196)	—	—	—	—	—	—	(3,004)
Referral fees	—	—	(2,201)	—	—	—	—	—	—	(2,201)
Merchant fees	—	—	(2,444)	—	—	—	—	—	—	(2,444)
Salary and staff costs	—	—	—	—	(66,121)	(688)	(2,166)	—	(2,195)	(71,170)
Marketing expenses	—	(801)	(15,959)	—	—	—	—	—	—	(16,760)
Technology expenses	—	—	—	(11,313)	—	—	—	—	(85)	(11,398)
Share grant and option expenses	—	—	—	—	(3,856)	(1,668)	—	—	—	(5,524)
Other expenses	(9,973)	—	(155)	—	—	—	—	(71)	2,280	(7,919)
Total expenses	(123,675)	—	—	—	—	—	—	—	—	(123,675)

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

29.
Reclassifications within Consolidated Statements of Comprehensive Loss (continued)

	For The Year Ended 31 December 2021
	Reclassification
	As previously reported	Venue costs	Sales and marketing cost	IT and Internet expenses	Employee compensation	Non-executive directors' remuneration	Staff cost	Office rental	Other expenses	As reclassified
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Expenses
Venue costs	(5,859)	5,859	—	—	—	—	—	—	—	—
Sales and marketing cost	(26,297)	—	26,297	—	—	—	—	—	—	—
IT and Internet expenses	(7,882)	—	—	7,882	—	—	—	—	—	—
Employee compensation	(65,184)	—	—	—	65,184	—	—	—	—	—
Non-executive directors' remuneration	(2,503)	—	—	—	—	2,503	—	—	—	—
Staff cost	(1,290)	—	—	—	—	—	1,290	—	—	—
Office rental	(91)	—	—	—	—	—	—	91	—	—
Awards and events costs	—	(2,703)	—	—	—	—	—	—	—	(2,703)
Advertising and platform fees	—	(2,810)	(229)	—	—	—	—	—	—	(3,039)
Referral fees	—	—	(1,376)	—	—	—	—	—	—	(1,376)
Merchant fees	—	—	(1,869)	—	—	—	—	—	—	(1,869)
Salary and staff costs	—	—	—	—	(56,642)	(575)	(1,290)	—	(495)	(59,002)
Marketing expenses	—	(346)	(22,727)	—	—	—	—	—	—	(23,073)
Technology expenses	—	—	—	(7,882)	—	—	—	—	(58)	(7,940)
Share grant and option expenses	—	—	—	—	(8,542)	(1,928)	—	—	—	(10,470)
Other expenses	(2,269)	—	(96)	—	—	—	—	(91)	553	(1,903)
Total expenses	(111,375)	—	—	—	—	—	—	—	—	(111,375)

PROPERTYGURU GROUP LIMITED

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2023

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

31.
Subsequent event

On February 2024, the Board of Directors approved a plan to strategically re-organise the Company. Management's best estimate of the financial impact of this re-organisation is cost provisions of circa S$5m and management intends to invest any savings from the re-organisation into growth-related initiatives.

32.
Authorisation of financial statements

These financial statements were authorised for issue in accordance with a resolution of the Board of Directors of PropertyGuru Group Limited on 22 March 2024.